

# Semiannual Report

## SEPTEMBER 30, 2018

|  | | Ticker | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **IVY FUNDS** | Class A | Class B | Class C | Class E | Class I | Class N | Class R | Class Y |
| Ivy Asset Strategy Fund | WASAX | WASBX | WASCX | IASEX | IVAEX | IASTX | IASRX | WASYX |
| Ivy Balanced Fund | IBNAX | IBNBX | IBNCX | IVYEX | IYBIX | IBARX | IYBFX | IBNYX |
| Ivy Energy Fund | IEYAX | IEYBX | IEYCX | IVEEX | IVEIX | IENRX | IYEFX | IEYYX |
| Ivy LaSalle Global Real Estate Fund | IREAX | IREBX | IRECX | | IRESX | IRENX | IRERX | IREYX |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | IVRAX | IVRBX | IVRCX | | IVIRX | IVRNX | IVRRX | IVRYX |
| Ivy Natural Resources Fund | IGNAX | IGNBX | IGNCX | IGNEX | IGNIX | INRSX | IGNRX | IGNYX |
| Ivy Science and Technology Fund | WSTAX | WSTBX | WSTCX | ISTEX | ISTIX | ISTNX | WSTRX | WSTYX |
| Ivy Securian Real Estate Securities Fund | IRSAX | IRSBX | IRSCX | IREEX | IREIX | IRSEX | IRSRX | IRSYX |

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

PRESIDENT'S LETTER IVY FUNDS



Philip J. Sanders, CFA

SEPTEMBER 30, 2018 (UNAUDITED)

## Dear Shareholder,

While most of the period remained relatively calm, market volatility returned toward the end of the timeframe. As 2018 progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

Economic growth is poised to finish 2018 on solid footing, as global inflation remains somewhat tepid. We believe global gross domestic product (GDP) is on track for a 3.7% growth rate in 2018, taking into account some minor downward revisions to our forecast because of isolated emerging market weakness.

The U.S. continues to provide a strong foundation across the global economic stage. Domestic capital expenditures (capex) are solid and small business confidence is at an all-time high. In addition, consumer spending has held up well despite higher gasoline prices. We believe the U.S. growth rate will average around 3% annualized in 2018.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capex spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU prior to the March 2019 deadline, the ongoing negotiations may cause lingering economic tumult until a deal can be reached. We expect eurozone GDP growth at an average annual rate around 2% in 2018.

While the European Central Bank reduced the amount of its asset purchases during the third quarter, it has committed to keeping rates low for an extended period. We think that decision is likely to continue to support the EU economy. In addition, the Bank of England recently raised interest rates and we think it is set to continue increasing rates gradually, barring any unforeseen Brexit issues.

Much attention of late has been focused on emerging markets. China's economy has been weaker because of a combination of deleveraging and the institution of new pollution controls on select industries. These factors, coupled with concerns about an escalating trade war with the U.S., have pushed China's policymakers to begin to ease policy. We believe recent announcements of tax cuts and increased infrastructure spending in addition to lower interest rates will stabilize China's economy during the fourth quarter.

Currency crises plagued Turkey and Argentina throughout the third quarter, which sent tremors through other emerging market economies, including South Africa. Emerging markets continue to face headwinds from international trade uncertainty and a strong U.S. dollar. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

We remain attuned to a range of risks investors may face in the current environment, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

### Economic Snapshot

| | 9/30/2018 | 3/31/2018 |
|---|---|---|
| S&P 500 Index | 2,913.98 | 2,640.87 |
| MSCI EAFE Index | 1,973.60 | 2,005.67 |
| 10-Year Treasury Yield | 3.05% | 2.74% |
| U.S. unemployment rate | 3.7% | 4.1% |
| 30-year fixed mortgage rate | 4.72% | 4.44% |
| Oil price per barrel | $ 73.25 | $ 64.94 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

(UNAUDITED)

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2018.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|------|-----------|---|---|-----------------|---|---|-------|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| Ivy Asset Strategy Fund | | | | | | | |
| Class A | $1,000 | $1,046.80 | $5.94 | $1,000 | $1,019.25 | $5.86 | 1.18% |
| Class B** | $1,000 | $1,042.90 | $9.91 | $1,000 | $1,015.42 | $9.77 | 1.95% |
| Class C | $1,000 | $1,043.50 | $9.30 | $1,000 | $1,015.99 | $9.17 | 1.83% |
| Class E | $1,000 | $1,046.90 | $5.42 | $1,000 | $1,019.78 | $5.35 | 1.08%[3] |
| Class I | $1,000 | $1,048.10 | $4.61 | $1,000 | $1,020.54 | $4.55 | 0.92% |
| Class N | $1,000 | $1,048.50 | $3.79 | $1,000 | $1,021.33 | $3.74 | 0.77% |
| Class R | $1,000 | $1,045.30 | $7.67 | $1,000 | $1,017.62 | $7.57 | 1.51% |
| Class Y | $1,000 | $1,046.90 | $5.83 | $1,000 | $1,019.34 | $5.76 | 1.16% |

*See footnotes on page 6 and 7.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Balanced Fund** | | | | | | | |
| Class A | $1,000 | $1,069.60 | $5.59 | $1,000 | $1,019.63 | $5.45 | 1.08% |
| Class B** | $1,000 | $1,065.40 | $9.60 | $1,000 | $1,015.79 | $9.37 | 1.85% |
| Class C | $1,000 | $1,065.60 | $9.30 | $1,000 | $1,016.09 | $9.07 | 1.79% |
| Class E*** | $1,000 | $1,070.00 | $4.86 | $1,000 | $1,020.33 | $4.75 | 0.94% |
| Class I | $1,000 | $1,070.90 | $4.35 | $1,000 | $1,020.85 | $4.24 | 0.84% |
| Class N | $1,000 | $1,071.60 | $3.63 | $1,000 | $1,021.59 | $3.54 | 0.69% |
| Class R | $1,000 | $1,068.00 | $7.44 | $1,000 | $1,017.88 | $7.26 | 1.43% |
| Class Y | $1,000 | $1,069.30 | $5.59 | $1,000 | $1,019.63 | $5.45 | 1.08% |
| **Ivy Energy Fund** | | | | | | | |
| Class A | $1,000 | $1,129.00 | $7.56 | $1,000 | $1,018.01 | $7.16 | 1.41% |
| Class B** | $1,000 | $1,123.90 | $11.47 | $1,000 | $1,014.23 | $10.88 | 2.16% |
| Class C | $1,000 | $1,125.10 | $11.26 | $1,000 | $1,014.49 | $10.68 | 2.11% |
| Class E*** | $1,000 | $1,130.00 | $6.39 | $1,000 | $1,019.09 | $6.06 | 1.19% |
| Class I | $1,000 | $1,130.90 | $5.65 | $1,000 | $1,019.80 | $5.35 | 1.05%[4] |
| Class N | $1,000 | $1,131.10 | $5.01 | $1,000 | $1,020.35 | $4.75 | 0.94% |
| Class R | $1,000 | $1,127.50 | $8.94 | $1,000 | $1,016.67 | $8.47 | 1.68% |
| Class Y | $1,000 | $1,128.80 | $7.13 | $1,000 | $1,018.33 | $6.76 | 1.34% |
| **Ivy LaSalle Global Real Estate Fund** | | | | | | | |
| Class A | $1,000 | $1,050.20 | $8.20 | $1,000 | $1,017.07 | $8.07 | 1.60%[5] |
| Class B** | $1,000 | $1,046.60 | $11.36 | $1,000 | $1,013.99 | $11.18 | 2.21% |
| Class C | $1,000 | $1,046.10 | $11.97 | $1,000 | $1,013.35 | $11.78 | 2.34% |
| Class I | $1,000 | $1,052.50 | $5.85 | $1,000 | $1,019.38 | $5.76 | 1.13%[4] |
| Class N | $1,000 | $1,052.50 | $5.85 | $1,000 | $1,019.36 | $5.76 | 1.14%[4] |
| Class R | $1,000 | $1,048.40 | $9.73 | $1,000 | $1,015.61 | $9.57 | 1.89% |
| Class Y | $1,000 | $1,050.10 | $7.89 | $1,000 | $1,017.41 | $7.77 | 1.53% |
| **Ivy LaSalle Global Risk-Managed Real Estate Fund** | | | | | | | |
| Class A | $1,000 | $1,057.50 | $8.23 | $1,000 | $1,017.11 | $8.07 | 1.59%[5] |
| Class B** | $1,000 | $1,053.10 | $11.91 | $1,000 | $1,013.47 | $11.68 | 2.31% |
| Class C | $1,000 | $1,053.80 | $12.01 | $1,000 | $1,013.38 | $11.78 | 2.33% |
| Class I | $1,000 | $1,059.50 | $6.38 | $1,000 | $1,018.83 | $6.26 | 1.24%[6] |
| Class N | $1,000 | $1,059.50 | $6.38 | $1,000 | $1,018.85 | $6.26 | 1.24%[6] |
| Class R | $1,000 | $1,055.40 | $10.17 | $1,000 | $1,015.15 | $9.97 | 1.98% |
| Class Y | $1,000 | $1,057.40 | $8.13 | $1,000 | $1,017.12 | $7.97 | 1.58%[5] |

*See footnotes on page 6 and 7.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Natural Resources Fund** | | | | | | | |
| Class A | $1,000 | $1,047.90 | $ 8.09 | $1,000 | $ 1,017.20 | $ 7.97 | 1.57% |
| Class B** | $1,000 | $1,041.00 | $15.21 | $1,000 | $ 1,010.21 | $14.98 | 2.96% |
| Class C | $1,000 | $1,046.20 | $10.33 | $1,000 | $ 1,015.00 | $10.18 | 2.01% |
| Class E | $1,000 | $1,049.20 | $ 6.56 | $1,000 | $ 1,018.71 | $ 6.46 | 1.27% |
| Class I | $1,000 | $1,050.30 | $ 5.74 | $1,000 | $ 1,019.47 | $ 5.65 | 1.12% |
| Class N | $1,000 | $ 1,051.40 | $ 4.82 | $1,000 | $1,020.37 | $ 4.75 | 0.94% |
| Class R | $1,000 | $1,047.90 | $ 8.70 | $1,000 | $ 1,016.60 | $ 8.57 | 1.69% |
| Class Y | $1,000 | $1,049.30 | $ 6.87 | $1,000 | $ 1,018.33 | $ 6.76 | 1.34% |
| **Ivy Science and Technology Fund** | | | | | | | |
| Class A | $1,000 | $ 1,127.50 | $ 6.38 | $1,000 | $ 1,019.03 | $ 6.06 | 1.20% |
| Class B** | $1,000 | $ 1,122.80 | $ 11.04 | $1,000 | $ 1,014.71 | $10.48 | 2.07%[7] |
| Class C | $1,000 | $ 1,123.30 | $10.40 | $1,000 | $ 1,015.30 | $ 9.87 | 1.95% |
| Class E | $1,000 | $ 1,126.40 | $ 7.44 | $1,000 | $ 1,018.05 | $ 7.06 | 1.40%[8] |
| Class I | $1,000 | $ 1,128.80 | $ 5.32 | $1,000 | $1,020.09 | $ 5.05 | 0.99% |
| Class N | $1,000 | $ 1,129.70 | $ 4.37 | $1,000 | $1,020.93 | $ 4.14 | 0.83% |
| Class R | $1,000 | $ 1,125.40 | $ 8.40 | $1,000 | $ 1,017.19 | $ 7.97 | 1.57% |
| Class Y | $1,000 | $ 1,127.60 | $ 6.49 | $1,000 | $ 1,019.01 | $ 6.16 | 1.20%[9] |
| **Ivy Securian Real Estate Securities Fund** | | | | | | | |
| Class A | $1,000 | $ 1,081.40 | $ 7.60 | $1,000 | $ 1,017.81 | $ 7.36 | 1.45% |
| Class B** | $1,000 | $1,075.40 | $12.87 | $1,000 | $ 1,012.71 | $12.48 | 2.46% |
| Class C | $1,000 | $1,077.00 | $ 11.42 | $1,000 | $ 1,014.09 | $11.08 | 2.19% |
| Class E | $1,000 | $ 1,081.10 | $ 7.39 | $1,000 | $ 1,017.92 | $ 7.16 | 1.42% |
| Class I | $1,000 | $1,083.30 | $ 5.62 | $1,000 | $ 1,019.68 | $ 5.45 | 1.07% |
| Class N | $1,000 | $1,084.40 | $ 4.79 | $1,000 | $1,020.52 | $ 4.65 | 0.91% |
| Class R | $1,000 | $1,080.40 | $ 8.63 | $1,000 | $ 1,016.74 | $ 8.37 | 1.66% |
| Class Y | $1,000 | $1,082.20 | $ 6.66 | $1,000 | $ 1,018.64 | $ 6.46 | 1.28% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding litigation expenses was 1.00%.

(4)Annualized expense ratio based on the period excluding reorganization expenses was 1.05%.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 1.51%.

(6)*Annualized expense ratio based on the period excluding reorganization expenses was 1.16%.*

(7)*Annualized expense ratio based on the period excluding reorganization expenses was 2.03%.*

(8)*Annualized expense ratio based on the period excluding reorganization expenses was 1.30%.*

(9)*Annualized expense ratio based on the period excluding reorganization expenses was 1.20%.*

*The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.*

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 71.9% |
|    Information Technology | 19.1% |
|    Financials | 11.5% |
|    Industrials | 9.8% |
|    Consumer Staples | 8.5% |
|    Consumer Discretionary | 8.2% |
|    Health Care | 7.0% |
|    Energy | 5.3% |
|    Materials | 1.6% |
|    Telecommunication Services | 0.9% |
| Bullion (Gold) | 4.7% |
| Bonds | 21.3% |
|    Corporate Debt Securities | 11.1% |
|    Loans | 4.3% |
|    United States Government Obligations | 4.1% |
|    Other Government Securities | 1.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.1% |

## Country Weightings

| | |
|---|---|
| North America | 52.7% |
|    United States | 51.7% |
|    Other North America | 1.0% |
| Europe | 24.0% |
|    France | 5.7% |
|    United Kingdom | 4.2% |
|    Switzerland | 3.5% |
|    Netherlands | 3.5% |
|    Other Europe | 7.1% |
| Pacific Basin | 15.1% |
|    China | 4.5% |
|    Japan | 3.6% |
|    Other Pacific Basin | 7.0% |
| Bullion (Gold) | 4.7% |
| South America | 1.4% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.1% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Pfizer, Inc. | United States | Health Care | Pharmaceuticals |
| Amazon.com, Inc. | United States | Consumer Discretionary | Internet & Direct Marketing Retail |
| AIA Group Ltd. | Hong Kong | Financials | Life & Health Insurance |
| Visa, Inc., Class A | United States | Information Technology | Data Processing & Outsourced Services |
| Airbus SE | France | Industrials | Aerospace & Defense |
| QUALCOMM, Inc. | United States | Information Technology | Semiconductors |
| Intuit, Inc. | United States | Information Technology | Application Software |
| Home Depot, Inc. (The) | United States | Consumer Discretionary | Home Improvement Retail |
| Adobe Systems, Inc. | United States | Information Technology | Application Software |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Auto Parts & Equipment – 0.9% | | |
| Magna International, Inc. (A) | 525 | $ 27,554 |
| Automobile Manufacturers – 1.3% | | |
| Suzuki Motor Corp. (A) | 724 | 41,488 |
| Broadcasting – 1.1% | | |
| Discovery Holding Co., Class A (B)(C) | 1,122 | 35,895 |
| Home Improvement Retail – 1.6% | | |
| Home Depot, Inc. (The) | 235 | 48,636 |
| Internet & Direct Marketing Retail – 2.2% | | |
| Amazon.com, Inc. (B) | 34 | 68,479 |
| Leisure Products – 0.2% | | |
| Media Group Holdings LLC, Series H (B)(D)(E)(F)(G) | 640 | —* |
| Media Group Holdings LLC, Series T (B)(D)(E)(F)(G) | 80 | 5,741 |
| | | 5,741 |
| Restaurants – 0.9% | | |
| Compass Group plc (A) | 1,237 | 27,513 |
| Total Consumer Discretionary – 8.2% | | 255,306 |
| Consumer Staples | | |
| Brewers – 0.9% | | |
| InBev N.V. (A) | 335 | 29,266 |
| Household Products – 1.0% | | |
| Procter & Gamble Co. (The) | 371 | 30,890 |
| Hypermarkets & Super Centers – 1.4% | | |
| Wal-Mart Stores, Inc. | 466 | 43,768 |
| Packaged Foods & Meats – 2.1% | | |
| Danone S.A. (A) | 350 | 27,117 |
| Nestle S.A., Registered Shares (A) | 456 | 38,017 |
| | | 65,134 |
| Soft Drinks – 1.5% | | |
| Coca-Cola Co. (The) | 1,046 | 48,313 |
| Tobacco – 1.6% | | |
| ITC Ltd. (A) | 3,078 | 12,641 |
| Philip Morris International, Inc. | 463 | 37,767 |
| | | 50,408 |
| Total Consumer Staples – 8.5% | | 267,779 |
| Energy | | |
| Integrated Oil & Gas – 1.5% | | |
| Royal Dutch Shell plc, Class A (A) | 1,373 | 47,163 |
| Oil & Gas Equipment & Services – 1.6% | | |
| Halliburton Co. | 589 | 23,887 |
| Schlumberger Ltd. | 432 | 26,288 |
| | | 50,175 |
| Oil & Gas Exploration & Production – 2.2% | | |
| Cabot Oil & Gas Corp. | 662 | $ 14,898 |
| EOG Resources, Inc. | 255 | 32,480 |
| Noble Energy, Inc. | 659 | 20,546 |
| | | 67,924 |
| Total Energy – 5.3% | | 165,262 |
| Financials | | |
| Consumer Finance – 0.8% | | |
| ORIX Corp. (A) | 1,518 | 24,614 |
| Diversified Banks – 5.8% | | |
| Axis Bank Ltd. (A) | 3,641 | 30,805 |
| China Construction Bank Corp. (A) | 31,939 | 27,907 |
| Industrial and Commercial Bank of China Ltd., H Shares (A) | 37,372 | 27,307 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) | 4,537 | 28,317 |
| Sberbank of Russia PJSC ADR (A) | 934 | 11,842 |
| Swedbank AB (A) | 1,238 | 30,697 |
| UniCredit S.p.A. (A) | 1,420 | 21,381 |
| | | 178,256 |
| Life & Health Insurance – 2.1% | | |
| AIA Group Ltd. (A) | 7,296 | 65,146 |
| Multi-Sector Holdings – 1.0% | | |
| Berkshire Hathaway, Inc., Class B (B) | 153 | 32,673 |
| Regional Banks – 1.8% | | |
| KeyCorp | 1,503 | 29,889 |
| PNC Financial Services Group, Inc. (The) | 204 | 27,791 |
| | | 57,680 |
| Total Financials – 11.5% | | 358,369 |
| Health Care | | |
| Biotechnology – 1.6% | | |
| BioMarin Pharmaceutical, Inc. (B) | 340 | 32,982 |
| Sarepta Therapeutics, Inc. (B) | 99 | 15,934 |
| | | 48,916 |
| Health Care Equipment – 1.4% | | |
| Medtronic plc | 432 | 42,515 |
| Managed Health Care – 0.7% | | |
| UnitedHealth Group, Inc. | 87 | 23,246 |
| Pharmaceuticals – 3.3% | | |
| Bayer AG (A) | 272 | 24,130 |
| Elanco Animal Health, Inc. (B)(C) | 88 | 3,083 |
| Pfizer, Inc. | 1,723 | 75,928 |
| | | 103,141 |
| Total Health Care – 7.0% | | 217,818 |
| Industrials | | |
| Aerospace & Defense – 3.6% | | |
| Airbus SE (A) | 441 | 55,405 |
| Lockheed Martin Corp. | 73 | $ 25,345 |
| Northrop Grumman Corp. | 100 | 31,616 |
| | | 112,366 |
| Construction & Engineering – 2.0% | | |
| Larsen & Toubro Ltd. (A) | 1,794 | 31,485 |
| Vinci (A) | 306 | 29,108 |
| | | 60,593 |
| Construction Machinery & Heavy Trucks – 1.0% | | |
| Caterpillar, Inc. | 204 | 31,047 |
| Electrical Components & Equipment – 0.8% | | |
| Schneider Electric S.A. (A) | 326 | 26,241 |
| Railroads – 1.6% | | |
| Kansas City Southern | 207 | 23,435 |
| Union Pacific Corp. | 156 | 25,395 |
| | | 48,830 |
| Trading Companies & Distributors – 0.8% | | |
| Ferguson plc (A) | 280 | 23,796 |
| Total Industrials – 9.8% | | 302,873 |
| Information Technology | | |
| Application Software – 3.1% | | |
| Adobe Systems, Inc. (B) | 180 | 48,609 |
| Intuit, Inc. | 214 | 48,667 |
| | | 97,276 |
| Data Processing & Outsourced Services – 3.0% | | |
| FleetCor Technologies, Inc. (B) | 142 | 32,321 |
| Visa, Inc., Class A | 429 | 64,358 |
| | | 96,679 |
| Electronic Equipment & Instruments – 0.6% | | |
| Keyence Corp. (A) | 32 | 18,467 |
| Internet Software & Services – 3.0% | | |
| Alibaba Group Holding Ltd. ADR (B) | 172 | 28,289 |
| Alphabet, Inc., Class A (B) | 28 | 33,255 |
| Baidu.com, Inc. ADR (B) | 135 | 30,890 |
| | | 92,434 |
| Semiconductor Equipment – 1.7% | | |
| Applied Materials, Inc. | 710 | 27,432 |
| ASML Holding N.V., Ordinary Shares (A) | 145 | 27,128 |
| | | 54,560 |
| Semiconductors – 2.8% | | |
| QUALCOMM, Inc. | 751 | 54,065 |
| Taiwan Semiconductor Manufacturing Co. Ltd. (A) | 3,928 | 33,769 |
| | | 87,834 |
| Systems Software – 3.0% | | |
| Microsoft Corp. | 814 | 93,082 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Technology Hardware, Storage & Peripherals – 1.9% | | |
| Apple, Inc. . . . . . . . . . . . . . . . . . | 167 | $ 37,763 |
| Samsung Electronics Co. Ltd. (A) . . . . . . . . . . . . . . . . . | 554 | 23,185 |
| | | 60,948 |
| Total Information Technology – 19.1% | | 601,280 |
| Materials | | |
| Diversified Metals & Mining – 1.6% | | |
| BHP Billiton plc (A) . . . . . . . . . . | 1,050 | 22,867 |
| Glencore International plc (A) . . . | 6,120 | 26,460 |
| | | 49,327 |
| Total Materials – 1.6% | | 49,327 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 0.9% | | |
| China Unicom Ltd. (A) . . . . . . . . . | 24,516 | 28,874 |
| Total Telecommunication Services – 0.9% | | 28,874 |
| TOTAL COMMON STOCKS – 71.9% | | $2,246,888 |

(Cost: $2,374,506)

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| Consumer Discretionary | | |
| Cable & Satellite – 1.3% | | |
| Altice France S.A., 8.125%, 2–1–27 (H) . . . . . . . . | $ 9,600 | 9,864 |
| Altice S.A.: | | |
| 7.750%, 5–15–22 (C)(H) . . . . . | 16,552 | 16,109 |
| 7.625%, 2–15–25 (C)(H) . . . . . | 17,344 | 15,718 |
| | | 41,691 |
| Total Consumer Discretionary – 1.3% | | 41,691 |
| Energy | | |
| Integrated Oil & Gas – 0.4% | | |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasiliero S.A.), 8.750%, 5–23–26 . . . . . . . . . | 11,781 | 12,900 |
| Total Energy – 0.4% | | 12,900 |
| Financials | | |
| Diversified Banks – 5.1% | | |
| Banco Santander (Mexico) S.A., 5.950%, 10–1–28 (H) . . . . . . . | 3,750 | 3,806 |
| Barclays plc, 7.875%, 12–29–49 . . . . . . . . . | 37,158 | 38,412 |
| BNP Paribas S.A., 7.625%, 12–29–49 (H) . . . . . . | 10,190 | 10,699 |
| HSBC Holdings plc, 6.875%, 12–29–49 . . . . . . . . . | 14,580 | 15,090 |
| ING Groep N.V., Certicaaten Van Aandelen, 6.000%, 10–16–66 . . . . . . . . | 16,395 | 16,352 |
| Intesa Sanpaolo S.p.A., 5.710%, 1–15–26 (H) . . . . . . . | 10,320 | 9,411 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Diversified Banks (Continued) | | |
| Royal Bank of Scotland Group plc (The): | | |
| 7.500%, 12–29–49 . . . . . . . . . | $ 5,883 | $ 6,023 |
| 8.625%, 12–29–49 . . . . . . . . . | 32,157 | 34,448 |
| Societe Generale Group, 7.375%, 12–29–49 (H) . . . . . . . . | 18,932 | 19,524 |
| Standard Chartered plc, 7.500%, 12–29–49 (H) . . . . . . . . | 9,224 | 9,478 |
| | | 163,243 |
| Diversified Capital Markets – 0.6% | | |
| Credit Suisse Group AG, 7.125%, 7–29–66 . . . . . . . . . . | 18,601 | 19,066 |
| Investment Banking & Brokerage – 0.5% | | |
| Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 117 bps), 3.484%, 5–15–26 (I) . . . . . . . . | 15,554 | 15,564 |
| Specialized Finance – 0.1% | | |
| Syngenta Finance N.V.: | | |
| 4.441%, 4–24–23 (H) . . . . . . . . | 1,179 | 1,172 |
| 5.182%, 4–24–28 (H) . . . . . . . . | 1,770 | 1,692 |
| | | 2,864 |
| Total Financials – 6.3% | | 200,737 |
| Health Care | | |
| Pharmaceuticals – 0.2% | | |
| Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.), 3.150%, 10–1–26 . . . . . . . . . . . | 6,656 | 5,539 |
| Total Health Care – 0.2% | | 5,539 |
| Industrials | | |
| Aerospace & Defense – 0.8% | | |
| KLX, Inc., 5.875%, 12–1–22 (H) . . . . . . . . | 25,680 | 26,528 |
| Security & Alarm Services – 0.7% | | |
| Prime Security Services Borrower LLC, 9.250%, 5–15–23 (H) . . . . . . . . | 21,238 | 22,714 |
| Total Industrials – 1.5% | | 49,242 |
| Information Technology | | |
| Data Processing & Outsourced Services – 0.3% | | |
| Alliance Data Systems Corp., 5.375%, 8–1–22 (H) . . . . . . . . . . | 8,140 | 8,201 |
| Total Information Technology – 0.3% | | 8,201 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Telecommunication Services | | |
| Integrated Telecommunication Services – 1.0% | | |
| Frontier Communications Corp.: | | |
| 7.625%, 4–15–24 . . . . . . . . . . . | $ 7,881 | $ 5,083 |
| 6.875%, 1–15–25 . . . . . . . . . . . | 16,119 | 9,798 |
| 11.000%, 9–15–25 . . . . . . . . . . | 11,820 | 9,216 |
| 9.000%, 8–15–31 . . . . . . . . . . . | 7,881 | 5,020 |
| | | 29,117 |
| Total Telecommunication Services – 1.0% | | 29,117 |
| Utilities | | |
| Electric Utilities – 0.1% | | |
| Cemig Geracao e Transmissao S.A., 9.250%, 12–5–24 (H) . . . . . . . . . | 3,919 | 4,037 |
| Total Utilities – 0.1% | | 4,037 |
| TOTAL CORPORATE DEBT SECURITIES – 11.1% | | $351,464 |

(Cost: $355,227)

| OTHER GOVERNMENT SECURITIES (J) | Principal | Value |
|---|---|---|
| Argentina – 1.3% | | |
| Province of Mendoza, 8.375%, 5–19–24 . . . . . . . . . . . | 15,788 | 13,815 |
| Republic of Argentina: | | |
| 4.625%, 1–11–23 . . . . . . . . . . . | 24,469 | 20,652 |
| 5.875%, 1–11–28 . . . . . . . . . . . | 7,900 | 6,257 |
| | | 40,724 |
| Luxembourg – 0.5% | | |
| Rumo Luxembourg S.a.r.l., 7.375%, 2–9–24 (H) . . . . . . . . . | 14,899 | 15,222 |
| TOTAL OTHER GOVERNMENT SECURITIES – 1.8% | | $ 55,946 |

(Cost: $61,697)

| LOANS (I) | Principal | Value |
|---|---|---|
| Financials | | |
| Financial Exchanges & Data – 0.3% | | |
| Financial & Risk U.S. Holdings, Inc., 0.000%, 10–1–25 (K) . . . . . . . . . | 7,816 | 7,795 |
| Investment Banking & Brokerage – 0.1% | | |
| Jane Street Group LLC (ICE LIBOR plus 375 bps), 5.992%, 8–25–22 . . . . . . . . . . . | 3,075 | 3,085 |
| Property & Casualty Insurance – 0.9% | | |
| Hub International Ltd. (ICE LIBOR plus 300 bps), 5.335%, 4–25–25 . . . . . . . . . . . | 1,945 | 1,949 |
| USI, Inc. (ICE LIBOR plus 300 bps), 5.386%, 5–16–24 . . . . . . . . . . . | 27,359 | 27,365 |
| | | 29,314 |

# CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

| LOANS (I) (Continued) | Principal | Value |
|---|---|---|
| Specialized Finance – 0.4% | | |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps), 6.742%, 2–28–25 (G) . . . . . . . . | $ 11,122 | $ 11,178 |
| Total Financials – 1.7% | | 51,372 |
| Health Care | | |
| Health Care Facilities – 0.3% | | |
| Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 5.570%, 8–31–24 . . . . . . . . . . . | 9,019 | 9,015 |
| Health Care Services – 0.2% | | |
| Heartland Dental LLC, 0.000%, 4–30–25 (K) . . . . . . . . | 772 | 772 |
| Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.992%, 4–30–25 . . . . . . . . . . . | 5,134 | 5,134 |
| | | 5,906 |
| Health Care Technology – 0.3% | | |
| Verscend Holding Corp. (ICE LIBOR plus 450 bps), 6.742%, 8–27–25 . . . . . . . . . . . | 10,800 | 10,886 |
| Total Health Care – 0.8% | | 25,807 |
| Industrials | | |
| Construction & Engineering – 0.3% | | |
| McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.242%, 5–10–25 . . . . . . . . . . . | 9,785 | 9,917 |
| Total Industrials – 0.3% | | 9,917 |
| Information Technology | | |
| Application Software – 0.4% | | |
| Avaya, Inc. (ICE LIBOR plus 425 bps), 6.408%, 12–15–24 . . . . . . . . . . | 11,731 | 11,827 |
| Total Information Technology – 0.4% | | 11,827 |
| Materials | | |
| Construction Materials – 0.5% | | |
| Hillman Group, Inc. (The), 0.000%, 5–31–25 (K) . . . . . . . . | 3,908 | 3,862 |
| Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 5.742%, 5–31–25 . . . . . . . . . . . | 11,755 | 11,617 |
| | | 15,479 |
| Total Materials – 0.5% | | 15,479 |

| LOANS (I) (Continued) | Principal | Value |
|---|---|---|
| Telecommunication Services | | |
| Integrated Telecommunication Services – 0.6% | | |
| West Corp. (3-Month ICE LIBOR plus 400 bps), 6.242%, 10–10–24 . . . . . . . . . | $ 19,676 | $ 19,605 |
| Total Telecommunication Services – 0.6% | | 19,605 |
| TOTAL LOANS – 4.3% | | $134,007 |
| (Cost: $133,469) | | |

### UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| Treasury Inflation Protected Obligations – 3.1% | | |
| U.S. Treasury Notes: | | |
| 0.125%, 4–15–21 . . . . . . . . . . . | 28,435 | 27,853 |
| 0.625%, 1–15–26 . . . . . . . . . . | 44,570 | 43,621 |
| 1.000%, 2–15–46 . . . . . . . . . . | 24,794 | 24,466 |
| | | 95,940 |
| Treasury Obligations – 1.0% | | |
| U.S. Treasury Bonds, 2.750%, 8–15–47 . . . . . . . . . . . | 35,782 | 32,753 |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.1% | | $128,693 |
| (Cost: $135,105) | | |

| BULLION – 4.7% | Troy Ounces | Value |
|---|---|---|
| Gold . . . . . . . . . . . . . . . . . . . . . | 122 | 145,900 |
| (Cost: $144,464) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (L) – 2.7% | | |
| Comcast Corp.: | | |
| 2.352%, 10–9–18 . . . . . . . . . . | $10,000 | 9,992 |
| 2.760%, 10–16–18 . . . . . . . . . . | 5,000 | 4,994 |
| Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.), 2.130%, 10–29–18 . . . . . . . . . . | 6,000 | 5,987 |
| Diageo Capital plc (GTD by Diageo plc), 2.870%, 10–11–18 . . . . . . . . . . | 7,000 | 6,994 |
| McCormick & Co., Inc.: | | |
| 2.230%, 10–1–18 . . . . . . . . . . | 6,823 | 6,821 |
| 2.251%, 10–2–18 . . . . . . . . . . | 5,000 | 4,999 |
| Northern Illinois Gas Co., 2.200%, 10–12–18 . . . . . . . . . . | 10,000 | 9,991 |
| United Technologies Corp., 2.600%, 11–26–18 . . . . . . . . . . | 5,000 | 4,980 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (L) (Continued) | | |
| Walgreens Boots Alliance, Inc.: | | |
| 2.360%, 10–1–18 . . . . . . . . . | $21,000 | $ 20,996 |
| 2.850%, 10–12–18 . . . . . . . . . | 5,000 | 4,995 |
| Wisconsin Electric Power Co., 2.250%, 10–4–18 . . . . . . . . . | 4,000 | 3,998 |
| | | 84,747 |
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (M) . . . . . . . | 204 | 204 |
| Money Market Funds – 1.3% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.140%, (N)(O) . . . . . . . . . . . | 40,379 | 40,379 |
| Municipal Obligations – 0.0% | | |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.670%, 10–1–18 (M) . . . . . . . . | 1,155 | 1,155 |
| United States Government Agency Obligations – 1.2% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.170%, 10–7–18 (M) . . . . . . . | 8,000 | 8,000 |
| 2.200%, 10–7–18 (M) . . . . . . . | 2,500 | 2,500 |
| 2.220%, 10–7–18 (M) . . . . . . . | 12,000 | 12,000 |
| 2.240%, 10–7–18 (M) . . . . . . . | 16,500 | 16,500 |
| | | 39,000 |
| TOTAL SHORT-TERM SECURITIES – 5.2% | | $ 165,485 |
| (Cost: $165,503) | | |
| TOTAL INVESTMENT SECURITIES – 103.1% | | $3,228,383 |
| (Cost: $3,369,971) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.1)% | | (97,787) |
| NET ASSETS – 100.0% | | $3,130,596 |

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

(C)All or a portion of securities with an aggregate value of $41,007 are on loan.

(D)Restricted securities. At September 30, 2018, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Media Group Holdings LLC, Series H | 8–29–13 to 10–31–13 | 640 | $ 448,211 | $ —* |
| Media Group Holdings LLC, Series T | 7–2–13 to 1–23–15 | 80 | 168,531 | 5,741 |
| | | | $616,742 | $5,741 |

The total value of these securities represented 0.2% of net assets at September 30, 2018.

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(F)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(G)Securities whose value was determined using significant unobservable inputs.

(H)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $174,175 or 5.6% of net assets.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(J)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(K)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(L)Rate shown is the yield to maturity at September 30, 2018.

(M)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(N)Investment made with cash collateral received from securities on loan.

(O)Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 249,565 | $ — | $ 5,741 |
| Consumer Staples | 267,779 | — | — |
| Energy | 165,262 | — | — |
| Financials | 358,369 | — | — |
| Health Care | 217,818 | — | — |
| Industrials | 302,873 | — | — |
| Information Technology | 601,280 | — | — |
| Materials | 49,327 | — | — |
| Telecommunication Services | 28,874 | — | — |
| Total Common Stocks | $ 2,241,147 | $ — | $ 5,741 |
| Corporate Debt Securities | — | 351,464 | — |
| Other Government Securities | — | 55,946 | — |
| Loans | — | 122,829 | 11,178 |
| United States Government Obligations | — | 128,693 | — |
| Bullion | 145,900 | — | — |
| Short-Term Securities | 40,379 | 125,106 | — |
| Total | $2,427,426 | $784,038 | $16,919 |

**CONSOLIDATED SCHEDULE OF INVESTMENTS** IVY ASSET STRATEGY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

During the period ended September 30, 2018, securities totaling $708,640 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

## Country Diversification

| (as a % of net assets) | |
|---|---|
| United States | 51.8% |
| France | 5.7% |
| China | 4.5% |
| United Kingdom | 4.2% |
| Japan | 3.6% |
| Netherlands | 3.5% |
| Switzerland | 3.5% |
| India | 2.4% |
| Hong Kong | 2.1% |
| Luxembourg | 1.5% |
| Ireland | 1.4% |
| Argentina | 1.3% |
| Taiwan | 1.1% |
| Italy | 1.0% |
| Sweden | 1.0% |
| Other Countries | 4.6% |
| Other+ | 6.8% |

+Includes gold bullion, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 68.5% |
| Information Technology | 15.4% |
| Financials | 11.1% |
| Industrials | 10.2% |
| Health Care | 10.1% |
| Consumer Discretionary | 7.7% |
| Energy | 7.4% |
| Materials | 4.2% |
| Consumer Staples | 2.4% |
| Bonds | 29.9% |
| Corporate Debt Securities | 20.5% |
| United States Government and Government Agency Obligations | 8.4% |
| Asset-Backed Securities | 0.4% |
| Loans | 0.4% |
| Other Government Securities | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.6% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Microsoft Corp. | Information Technology | Systems Software |
| Union Pacific Corp. | Industrials | Railroads |
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Autodesk, Inc. | Information Technology | Application Software |
| Lowe's Co., Inc. | Consumer Discretionary | Home Improvement Retail |
| Intercontinental Exchange, Inc. | Financials | Financial Exchanges & Data |
| UnitedHealth Group, Inc. | Health Care | Managed Health Care |
| PNC Financial Services Group, Inc. (The) | Financials | Regional Banks |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Chevron Corp. | Energy | Integrated Oil & Gas |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# SCHEDULE OF INVESTMENTS

## IVY BALANCED FUND (in thousands)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Automotive Retail – 0.6% | | |
| O'Reilly Automotive, Inc. (A) . . . . . . . | 51 | $ 17,817 |
| Casinos & Gaming – 1.6% | | |
| Las Vegas Sands, Inc. . . . . . . . . . . . . | 784 | 46,539 |
| General Merchandise Stores – 1.5% | | |
| Dollar General Corp. . . . . . . . . . . . . . | 395 | 43,201 |
| Home Improvement Retail – 2.1% | | |
| Lowe's Co., Inc. . . . . . . . . . . . . . . . . | 534 | 61,266 |
| Hotels, Resorts & Cruise Lines – 0.5% | | |
| Carnival Corp. . . . . . . . . . . . . . . . . . | 237 | 15,126 |
| Restaurants – 1.4% | | |
| YUM! Brands, Inc. . . . . . . . . . . . . . . | 454 | 41,282 |
| **Total Consumer Discretionary – 7.7%** | | **225,231** |
| **Consumer Staples** | | |
| Brewers – 0.4% | | |
| Anheuser-Busch InBev S.A. ADR . . . . | 144 | 12,592 |
| Packaged Foods & Meats – 1.2% | | |
| General Mills, Inc. . . . . . . . . . . . . . . | 462 | 19,831 |
| Hershey Foods Corp. . . . . . . . . . . . . | 143 | 14,540 |
| | | 34,371 |
| Tobacco – 0.8% | | |
| Philip Morris International, Inc. . . . . . | 268 | 21,828 |
| **Total Consumer Staples – 2.4%** | | **68,791** |
| **Energy** | | |
| Integrated Oil & Gas – 1.8% | | |
| Chevron Corp. . . . . . . . . . . . . . . . . . | 423 | 51,737 |
| Oil & Gas Equipment & Services – 1.6% | | |
| Schlumberger Ltd. . . . . . . . . . . . . . . | 744 | 45,300 |
| Oil & Gas Exploration & Production – 1.2% | | |
| Cimarex Energy Co. . . . . . . . . . . . . . | 377 | 35,076 |
| Oil & Gas Storage & Transportation – 1.3% | | |
| Enterprise Products Partners L.P. . . . | 1,331 | 38,250 |
| **Total Energy – 5.9%** | | **170,363** |
| **Financials** | | |
| Asset Management & Custody Banks – 1.5% | | |
| Blackstone Group L.P. (The) . . . . . . . | 1,149 | 43,742 |
| Diversified Banks – 2.6% | | |
| Northern Trust Corp. . . . . . . . . . . . . . | 439 | 44,866 |
| U.S. Bancorp . . . . . . . . . . . . . . . . . . | 572 | 30,184 |
| | | 75,050 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Financial Exchanges & Data – 2.1% | | |
| Intercontinental Exchange, Inc. . . . . | 795 | $ 59,556 |
| Investment Banking & Brokerage – 1.4% | | |
| Goldman Sachs Group, Inc. (The) . . . | 176 | 39,433 |
| Other Diversified Financial Services – 1.6% | | |
| JPMorgan Chase & Co. . . . . . . . . . . | 419 | 47,319 |
| Regional Banks – 1.9% | | |
| PNC Financial Services Group, Inc. (The) . . . . . . . . . . . . . . . . . . . . . | 409 | 55,640 |
| **Total Financials – 11.1%** | | **320,740** |
| **Health Care** | | |
| Biotechnology – 2.0% | | |
| Biogen, Inc. (A) . . . . . . . . . . . . . . . . | 83 | 29,377 |
| BioMarin Pharmaceutical, Inc. (A) . . . | 296 | 28,713 |
| | | 58,090 |
| Health Care Equipment – 1.5% | | |
| Medtronic plc . . . . . . . . . . . . . . . . . | 448 | 44,094 |
| Health Care Services – 1.0% | | |
| Laboratory Corp. of America Holdings (A) . . . . . . . . . . . . . . . . . | 171 | 29,691 |
| Managed Health Care – 3.3% | | |
| Anthem, Inc. . . . . . . . . . . . . . . . . . . | 130 | 35,502 |
| UnitedHealth Group, Inc. . . . . . . . . . | 223 | 59,234 |
| | | 94,736 |
| Pharmaceuticals – 2.3% | | |
| Jazz Pharmaceuticals plc (A) . . . . . . | 170 | 28,557 |
| Pfizer, Inc. . . . . . . . . . . . . . . . . . . . . | 836 | 36,860 |
| | | 65,417 |
| **Total Health Care – 10.1%** | | **292,028** |
| **Industrials** | | |
| Aerospace & Defense – 2.1% | | |
| Boeing Co. (The) . . . . . . . . . . . . . . . | 100 | 37,041 |
| United Technologies Corp. . . . . . . . | 176 | 24,600 |
| | | 61,641 |
| Agricultural & Farm Machinery – 1.1% | | |
| Deere & Co. . . . . . . . . . . . . . . . . . . . | 208 | 31,216 |
| Airlines – 1.2% | | |
| Delta Air Lines, Inc. . . . . . . . . . . . . . | 620 | 35,837 |
| Electrical Components & Equipment – 1.1% | | |
| Emerson Electric Co. . . . . . . . . . . . . | 420 | 32,194 |
| Environmental & Facilities Services – 0.7% | | |
| Stericycle, Inc. (A) . . . . . . . . . . . . . . | 327 | 19,165 |
| Railroads – 2.2% | | |
| Union Pacific Corp. . . . . . . . . . . . . . | 384 | 62,445 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Research & Consulting Services – 0.7% | | |
| Verisk Analytics, Inc., Class A (A) . . | 172 | $ 20,735 |
| Trucking – 1.1% | | |
| Knight Transportation, Inc. . . . . . . . | 890 | 30,684 |
| **Total Industrials – 10.2%** | | **293,917** |
| **Information Technology** | | |
| Application Software – 2.1% | | |
| Autodesk, Inc. (A) . . . . . . . . . . . . . | 397 | 61,937 |
| Data Processing & Outsourced Services – 1.8% | | |
| MasterCard, Inc., Class A . . . . . . . . | 239 | 53,260 |
| Semiconductor Equipment – 1.3% | | |
| Applied Materials, Inc. . . . . . . . . . . | 933 | 36,043 |
| Semiconductors – 5.8% | | |
| Broadcom Corp., Class A . . . . . . . . | 196 | 48,359 |
| Intel Corp. . . . . . . . . . . . . . . . . . . . | 860 | 40,690 |
| Microchip Technology, Inc. . . . . . . | 426 | 33,612 |
| QUALCOMM, Inc. . . . . . . . . . . . . . . | 638 | 45,948 |
| | | 168,609 |
| Systems Software – 2.2% | | |
| Microsoft Corp. . . . . . . . . . . . . . . . | 559 | 63,921 |
| Technology Hardware, Storage & Peripherals – 2.2% | | |
| Apple, Inc. . . . . . . . . . . . . . . . . . . . | 275 | 62,079 |
| **Total Information Technology – 15.4%** | | **445,849** |
| **Materials** | | |
| Commodity Chemicals – 1.3% | | |
| LyondellBasell Industries N.V., Class A . . . . . . . . . . . . . . . . . . . | 354 | 36,278 |
| Specialty Chemicals – 2.3% | | |
| Ecolab, Inc. . . . . . . . . . . . . . . . . . . | 196 | 30,768 |
| PPG Industries, Inc. . . . . . . . . . . . . | 338 | 36,897 |
| | | 67,665 |
| **Total Materials – 3.6%** | | **103,943** |
| **TOTAL COMMON STOCKS – 66.4%** | | **$1,920,862** |
| (Cost: $1,503,683) | | |
| **PREFERRED STOCKS** | | |
| **Energy** | | |
| Integrated Oil & Gas – 1.5% | | |
| Hess Corp., Convertible, 8.000% . . . . . . . . . . . . . . . . . . | 555 | 44,111 |
| **Total Energy – 1.5%** | | **44,111** |

SEPTEMBER 30, 2018 (UNAUDITED)

| PREFERRED STOCKS (Continued) | Shares | Value |
|---|---|---|
| Materials | | |
| Commodity Chemicals – 0.6% | | |
| A. Schulman, Inc., Convertible, | | |
| 6.000% (A) . . . . . . . . . . . . . . . . | 17 | $17,078 |
| | | |
| Total Materials – 0.6% | | 17,078 |
| | | |
| TOTAL PREFERRED STOCKS – 2.1% | | $61,189 |
| (Cost: $46,597) | | |

| ASSET-BACKED SECURITIES | Principal | |
|---|---|---|
| AerCap Ireland Capital Ltd. and | | |
| AerCap Global Aviation Trust: | | |
| 3.500%, 1–15–25 . . . . . . . . . . . . | $2,000 | 1,884 |
| 3.650%, 7–21–27 . . . . . . . . . . . . | 4,250 | 3,895 |
| 3.875%, 1–23–28 . . . . . . . . . . . . | 2,750 | 2,550 |
| American Airlines Class AA | | |
| Pass Through Certificates, | | |
| Series 2017-2, | | |
| 3.350%, 10–15–29 . . . . . . . . . . . | 4,000 | 3,820 |
| | | |
| TOTAL ASSET-BACKED SECURITIES – 0.4% | | $12,149 |
| (Cost: $12,989) | | |

**CORPORATE DEBT SECURITIES**

Consumer Discretionary

| Auto Parts & Equipment – 0.2% | | |
|---|---|---|
| Lear Corp., | | |
| 3.800%, 9–15–27 . . . . . . . . . . . | 5,250 | 4,871 |
| | | |
| Cable & Satellite – 0.2% | | |
| Charter Communications Operating | | |
| LLC and Charter Communications | | |
| Operating Capital Corp., | | |
| 5.375%, 4–1–38 . . . . . . . . . . . . . | 1,000 | 968 |
| Comcast Corp. (GTD by Comcast | | |
| Cable Communicationsand | | |
| NBCUniversal), | | |
| 3.900%, 3–1–38 . . . . . . . . . . . . . | 3,500 | 3,201 |
| | | 4,169 |
| | | |
| Homebuilding – 0.0% | | |
| Toll Brothers Finance Corp., | | |
| 4.350%, 2–15–28 . . . . . . . . . . . | 1,250 | 1,147 |
| | | |
| Hotels, Resorts & Cruise Lines – 0.2% | | |
| Marriott International, Inc., | | |
| 4.000%, 4–15–28 . . . . . . . . . . . | 1,500 | 1,468 |
| Royal Caribbean Cruises Ltd., | | |
| 3.700%, 3–15–28 . . . . . . . . . . . . | 5,000 | 4,634 |
| | | 6,102 |
| | | |
| Internet & Direct Marketing Retail – 0.1% | | |
| Amazon.com, Inc., | | |
| 2.800%, 8–22–24 . . . . . . . . . . . | 4,000 | 3,863 |
| | | |
| Restaurants – 0.1% | | |
| McDonalds Corp., | | |
| 4.450%, 3–1–47 . . . . . . . . . . . . . | 1,000 | 980 |
| | | |
| Total Consumer Discretionary – 0.8% | | 21,132 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Consumer Staples | | |
| Brewers – 0.1% | | |
| Molson Coors Brewing Co., | | |
| 3.000%, 7–15–26 . . . . . . . . . . . | $ 2,300 | $ 2,086 |
| | | |
| Distillers & Vintners – 0.1% | | |
| Bacardi Ltd., | | |
| 4.450%, 5–15–25 (B) . . . . . . . . . | 2,750 | 2,741 |
| | | |
| Drug Retail – 0.0% | | |
| CVS Health Corp., | | |
| 4.100%, 3–25–25 . . . . . . . . . . . | 1,000 | 997 |
| | | |
| Food Distributors – 0.1% | | |
| Sysco Corp.: | | |
| 3.550%, 3–15–25 . . . . . . . . . . . | 1,500 | 1,467 |
| 4.450%, 3–15–48 . . . . . . . . . . . | 1,500 | 1,461 |
| | | 2,928 |
| | | |
| Household Products – 0.2% | | |
| Clorox Co. (The), | | |
| 3.100%, 10–1–27 . . . . . . . . . . . . | 3,000 | 2,816 |
| Colgate-Palmolive Co., | | |
| 3.700%, 8–1–47 (C) . . . . . . . . . . | 2,500 | 2,357 |
| | | 5,173 |
| | | |
| Tobacco – 0.2% | | |
| BAT International Finance plc, | | |
| 2.750%, 6–15–20 (B) . . . . . . . . . | 6,400 | 6,333 |
| | | |
| Total Consumer Staples – 0.7% | | 20,258 |
| Energy | | |
| Integrated Oil & Gas – 0.5% | | |
| Hess Corp., | | |
| 4.300%, 4–1–27 . . . . . . . . . . . . . | 12,450 | 12,066 |
| Petroleos Mexicanos, | | |
| 5.350%, 2–12–28 (B) . . . . . . . . . | 1,500 | 1,414 |
| | | 13,480 |
| | | |
| Oil & Gas Drilling – 0.8% | | |
| Nabors Industries Ltd., Convertible, | | |
| 0.750%, 1–15–24 . . . . . . . . . . . | 30,100 | 23,415 |
| | | |
| Oil & Gas Equipment & Services – 0.1% | | |
| Baker Hughes, a GE Co. LLC and | | |
| Baker Hughes Co-Obligor, Inc., | | |
| 3.337%, 12–15–27 . . . . . . . . . . . | 3,000 | 2,819 |
| | | |
| Oil & Gas Exploration & Production – 0.4% | | |
| Concho Resources, Inc., | | |
| 4.375%, 1–15–25 . . . . . . . . . . . | 10,900 | 10,973 |
| | | |
| Oil & Gas Storage & Transportation – 1.5% | | |
| Colorado Interstate Gas Co., | | |
| 4.150%, 8–15–26 (B) . . . . . . . . . | 8,340 | 8,160 |
| Hornbeck Offshore Services, Inc., | | |
| Convertible, | | |
| 1.500%, 9–1–19 . . . . . . . . . . . . | 20,013 | 17,636 |
| Plains All American Pipeline L.P. and | | |
| PAA Finance Corp., | | |
| 4.650%, 10–15–25 . . . . . . . . . . . | 5,500 | 5,556 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Oil & Gas Storage & Transportation (Continued) | | |
| Sunoco Logistics Partners | | |
| Operations L.P. (GTD by Energy | | |
| Transfer Partners L.P.), | | |
| 4.000%, 10–1–27 . . . . . . . . . . . | $ 3,000 | $ 2,847 |
| Transcontinental Gas Pipe Line Co. | | |
| LLC, | | |
| 4.600%, 3–15–48 . . . . . . . . . . . | 2,000 | 1,943 |
| Williams Partners L.P.: | | |
| 3.600%, 3–15–22 . . . . . . . . . . . | 5,000 | 4,970 |
| 3.750%, 6–15–27 . . . . . . . . . . . | 2,000 | 1,908 |
| 4.850%, 3–1–48 . . . . . . . . . . . . | 1,500 | 1,448 |
| | | 44,468 |
| | | |
| Total Energy – 3.3% | | 95,155 |
| Financials | | |
| Asset Management & Custody Banks – 0.4% | | |
| Ares Capital Corp.: | | |
| 4.875%, 11–30–18 . . . . . . . . . . . | 300 | 301 |
| 4.250%, 3–1–25 . . . . . . . . . . . . | 10,000 | 9,586 |
| | | 9,887 |
| | | |
| Consumer Finance – 0.6% | | |
| Capital One Financial Corp., | | |
| 3.300%, 10–30–24 . . . . . . . . . . . | 7,000 | 6,662 |
| General Motors Financial Co., Inc. | | |
| (GTD by AmeriCredit Financial | | |
| Services, Inc.): | | |
| 3.450%, 4–10–22 . . . . . . . . . . . | 1,500 | 1,476 |
| 3.700%, 5–9–23 . . . . . . . . . . . . | 1,850 | 1,809 |
| 3.500%, 11–7–24 . . . . . . . . . . . | 3,500 | 3,296 |
| 4.350%, 4–9–25 . . . . . . . . . . . . | 1,000 | 982 |
| Hyundai Capital America, | | |
| 2.550%, 4–3–20 (B) . . . . . . . . . | 2,500 | 2,458 |
| | | 16,683 |
| | | |
| Diversified Banks – 2.7% | | |
| Australia and New Zealand Banking | | |
| Group Ltd., | | |
| 4.400%, 5–19–26 (B) . . . . . . . . . | 11,950 | 11,725 |
| Bank of America Corp.: | | |
| 3.419%, 12–20–28 . . . . . . . . . . . | 1,000 | 938 |
| 5.875%, 9–15–66 . . . . . . . . . . . | 1,000 | 991 |
| Bank of Montreal, | | |
| 3.803%, 12–15–32 . . . . . . . . . . . | 9,000 | 8,409 |
| Barclays plc, | | |
| 5.200%, 5–12–26 . . . . . . . . . . . | 8,200 | 8,057 |
| DBS Group Holdings Ltd., | | |
| 2.246%, 7–16–19 (B) . . . . . . . . . | 5,750 | 5,712 |
| HSBC Holdings plc, | | |
| 3.400%, 3–8–21 . . . . . . . . . . . . | 8,750 | 8,729 |
| ING Bank N.V., | | |
| 2.500%, 10–1–19 (B) . . . . . . . . . | 2,500 | 2,486 |
| Mizuho Bank Ltd., | | |
| 2.650%, 9–25–19 (B) . . . . . . . . . | 1,700 | 1,695 |
| Santander Holdings USA, Inc., | | |
| 3.400%, 1–18–23 . . . . . . . . . . . | 2,000 | 1,928 |
| Societe Generale S.A., | | |
| 4.250%, 4–14–25 (B) . . . . . . . . . | 4,500 | 4,339 |
| Standard Chartered plc, | | |
| 2.250%, 4–17–20 (B) . . . . . . . . . | 16,600 | 16,287 |

SEPTEMBER 30, 2018 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Diversified Banks** (Continued) | | |
| Sumitomo Mitsui Banking Corp., 2.450%, 1–16–20 | $2,000 | $1,982 |
| U.S. Bancorp, 3.100%, 4–27–26 | 4,400 | 4,158 |
| | | 77,436 |
| **Investment Banking & Brokerage – 1.1%** | | |
| BGC Partners, Inc., 5.375%, 12–9–19 | 4,500 | 4,571 |
| Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3–26–20 | 6,500 | 6,442 |
| Goldman Sachs Group, Inc. (The): | | |
| 2.905%, 7–24–23 | 6,000 | 5,795 |
| 3.272%, 9–29–25 | 7,000 | 6,686 |
| 5.700%, 12–29–49 | 2,300 | 2,319 |
| Morgan Stanley, 3.591%, 7–22–28 | 9,000 | 8,534 |
| | | 34,347 |
| **Life & Health Insurance – 0.3%** | | |
| Northwestern Mutual Life Insurance Co. (The), 3.850%, 9–30–47 (B) | 5,000 | 4,575 |
| Sumitomo Life Insurance Co., 4.000%, 9–14–77 (B) | 5,000 | 4,665 |
| | | 9,240 |
| **Multi-Line Insurance – 0.3%** | | |
| Aon plc (GTD by Aon Corp.), 2.800%, 3–15–21 | 9,500 | 9,330 |
| **Other Diversified Financial Services – 2.0%** | | |
| Citigroup, Inc.: | | |
| 5.950%, 12–29–49 | 14,600 | 14,787 |
| 6.250%, 12–29–49 | 7,250 | 7,567 |
| JPMorgan Chase & Co.: | | |
| 5.000%, 12–29–49 (C) | 7,700 | 7,758 |
| 5.300%, 11–1–65 | 2,750 | 2,812 |
| JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps), 5.809%, 4–29–49 (D) | 14,260 | 14,321 |
| PennantPark Investment Corp., 4.500%, 10–1–19 | 9,000 | 9,048 |
| | | 56,293 |
| **Property & Casualty Insurance – 0.2%** | | |
| Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 2.200%, 3–15–21 | 3,800 | 3,725 |
| Markel Corp., 3.500%, 11–1–27 | 4,000 | 3,723 |
| | | 7,448 |
| **Regional Banks – 1.0%** | | |
| Citizens Financial Group, Inc., 3.750%, 7–1–24 | 14,900 | 14,286 |
| PNC Bank N.A., 3.250%, 6–1–25 | 6,500 | 6,300 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Regional Banks** (Continued) | | |
| SunTrust Banks, Inc., 5.625%, 12–29–49 | $7,600 | $7,724 |
| | | 28,310 |
| **Specialized Finance – 0.3%** | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 5.450%, 6–15–23 (B) | 5,300 | 5,567 |
| Syngenta Finance N.V., 5.182%, 4–24–28 (B) | 3,300 | 3,156 |
| | | 8,723 |
| **Total Financials – 8.9%** | | 257,697 |
| **Health Care** | | |
| **Biotechnology – 0.2%** | | |
| Amgen, Inc., 2.125%, 5–1–20 | 7,000 | 6,890 |
| **Health Care Distributors – 0.1%** | | |
| AmerisourceBergen Corp., 3.450%, 12–15–27 | 3,000 | 2,798 |
| **Health Care Equipment – 0.2%** | | |
| Zimmer Holdings, Inc., 2.700%, 4–1–20 | 4,650 | 4,605 |
| **Health Care Services – 0.3%** | | |
| Quest Diagnostics, Inc., 3.450%, 6–1–26 | 8,220 | 7,805 |
| **Health Care Supplies – 0.2%** | | |
| Shire Acquisitions Investments Ireland Designated Activity Co., 2.875%, 9–23–23 | 7,000 | 6,675 |
| **Pharmaceuticals – 0.7%** | | |
| Celgene Corp., 3.450%, 11–15–27 | 4,500 | 4,199 |
| Forest Laboratories, Inc., 5.000%, 12–15–21 (B) | 7,500 | 7,778 |
| Johnson & Johnson, 3.400%, 1–15–38 | 9,000 | 8,373 |
| | | 20,350 |
| **Total Health Care – 1.7%** | | 49,123 |
| **Industrials** | | |
| **Aerospace & Defense – 0.3%** | | |
| Huntington Ingalls Industries, Inc., 3.483%, 12–1–27 | 4,000 | 3,746 |
| Northrop Grumman Corp., 3.250%, 1–15–28 | 5,500 | 5,172 |
| | | 8,918 |
| **Agricultural & Farm Machinery – 0.1%** | | |
| CNH Industrial N.V., 3.850%, 11–15–27 | 3,000 | 2,837 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Air Freight & Logistics – 0.1%** | | |
| FedEx Corp., 4.050%, 2–15–48 | $3,500 | $3,133 |
| **Airlines – 0.5%** | | |
| Aviation Capital Group LLC, 3.500%, 11–1–27 (B) | 8,250 | 7,527 |
| Southwest Airlines Co., 2.650%, 11–5–20 | 5,525 | 5,446 |
| | | 12,973 |
| **Building Products – 0.1%** | | |
| Owens Corning, 4.400%, 1–30–48 | 3,200 | 2,646 |
| **Electrical Components & Equipment – 0.2%** | | |
| Hubbell, Inc., 3.500%, 2–15–28 | 7,000 | 6,608 |
| **Environmental & Facilities Services – 0.2%** | | |
| Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 3.150%, 11–15–27 | 6,000 | 5,708 |
| **Industrial Conglomerates – 0.1%** | | |
| 3M Co., 2.875%, 10–15–27 | 3,000 | 2,836 |
| **Railroads – 0.0%** | | |
| Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5–15–20 | 1,649 | 1,617 |
| **Total Industrials – 1.6%** | | 47,276 |
| **Information Technology** | | |
| **Internet Software & Services – 0.0%** | | |
| Tencent Holdings Ltd., 3.595%, 1–19–28 (B) | 550 | 520 |
| **IT Consulting & Other Services – 0.2%** | | |
| Keysight Technologies, Inc., 4.600%, 4–6–27 | 4,500 | 4,498 |
| **Total Information Technology – 0.2%** | | 5,018 |
| **Materials** | | |
| **Diversified Metals & Mining – 0.2%** | | |
| Anglo American Capital plc, 3.625%, 9–11–24 (B) | 2,000 | 1,904 |
| Anglo American plc, 4.125%, 4–15–21 (B) | 3,500 | 3,518 |
| | | 5,422 |
| **Fertilizers & Agricultural Chemicals – 0.2%** | | |
| Mosaic Co. (The), 4.050%, 11–15–27 | 6,000 | 5,802 |
| **Paper Packaging – 0.2%** | | |
| WestRock Co., 3.000%, 9–15–24 (B) | 7,000 | 6,616 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Specialty Chemicals – 0.2%** | | |
| Ecolab, Inc.: | | |
| 3.250%, 12–1–27 | $ 3,000 | $ 2,878 |
| 3.950%, 12–1–47 | 3,000 | 2,845 |
| | | 5,723 |
| **Total Materials – 0.8%** | | 23,563 |
| **Real Estate** | | |
| **Health Care REITs – 0.2%** | | |
| Senior Housing Properties Trust, | | |
| 4.750%, 2–15–28 | 5,500 | 5,315 |
| **Industrial REITs – 0.1%** | | |
| Air Lease Corp., | | |
| 3.250%, 3–1–25 | 3,500 | 3,270 |
| **Specialized REITs – 1.2%** | | |
| American Tower Corp.: | | |
| 2.250%, 1–15–22 | 10,500 | 10,021 |
| 4.700%, 3–15–22 | 2,540 | 2,623 |
| 3.375%, 10–15–26 | 5,080 | 4,729 |
| 3.600%, 1–15–28 | 4,500 | 4,202 |
| American Tower Trust I, | | |
| 3.652%, 3–23–28 (B) | 2,000 | 1,962 |
| Crown Castle International Corp.: | | |
| 5.250%, 1–15–23 | 2,217 | 2,324 |
| 3.200%, 9–1–24 | 1,000 | 951 |
| 3.700%, 6–15–26 | 4,200 | 4,012 |
| 3.650%, 9–1–27 | 4,000 | 3,756 |
| | | 34,580 |
| **Total Real Estate – 1.5%** | | 43,165 |
| **Telecommunication Services** | | |
| **Integrated Telecommunication Services – 0.4%** | | |
| AT&T, Inc.: | | |
| 4.125%, 2–17–26 | 2,850 | 2,815 |
| 4.900%, 8–15–37 (B) | 500 | 477 |
| 5.150%, 2–15–50 (B) | 3,000 | 2,835 |
| Sprint Spectrum Co. LLC and Sprint Spectrum Co. II LLC, | | |
| 4.738%, 3–20–25 (B) | 1,500 | 1,499 |
| Verizon Communications, Inc., | | |
| 4.500%, 8–10–33 | 4,000 | 3,968 |
| | | 11,594 |
| **Total Telecommunication Services – 0.4%** | | 11,594 |
| **Utilities** | | |
| **Electric Utilities – 0.5%** | | |
| Duke Energy Corp., | | |
| 3.150%, 8–15–27 | 2,500 | 2,324 |
| Edison International, | | |
| 4.125%, 3–15–28 | 2,000 | 1,978 |
| Entergy Texas, Inc., | | |
| 2.550%, 6–1–21 | 3,900 | 3,797 |
| Exelon Corp., | | |
| 2.450%, 4–15–21 | 4,300 | 4,179 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Electric Utilities** (Continued) | | |
| Kansas City Power & Light Co., | | |
| 4.200%, 3–15–48 | $ 1,000 | $ 957 |
| | | 13,235 |
| **Multi-Utilities – 0.1%** | | |
| Berkshire Hathaway Energy Co.: | | |
| 3.250%, 4–15–28 | 1,000 | 946 |
| 3.800%, 7–15–48 | 3,000 | 2,704 |
| | | 3,650 |
| **Total Utilities – 0.6%** | | 16,885 |
| **TOTAL CORPORATE DEBT SECURITIES – 20.5%** | | $590,866 |
| (Cost: $611,424) | | |
| **OTHER GOVERNMENT SECURITIES (E)** | | |
| **Mexico – 0.1%** | | |
| United Mexican States, | | |
| 3.750%, 1–11–28 | 2,000 | 1,905 |
| **Spain – 0.1%** | | |
| Telefonica Emisiones S.A.U., | | |
| 4.665%, 3–6–38 | 1,500 | 1,407 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 0.2%** | | $ 3,312 |
| (Cost: $3,492) | | |
| **LOANS (D)** | | |
| **Industrials** | | |
| **Industrial Machinery – 0.4%** | | |
| Dynacast International LLC (ICE LIBOR plus 850 bps), | | |
| 10.886%, 1–30–23 (F) | 10,981 | 10,816 |
| **Total Industrials – 0.4%** | | 10,816 |
| **TOTAL LOANS – 0.4%** | | $ 10,816 |
| (Cost: $10,821) | | |
| **UNITED STATES GOVERNMENT AGENCY OBLIGATIONS** | | |
| **Agency Obligations – 0.0%** | | |
| National Archives Facility Trust, | | |
| 8.500%, 9–1–19 | 406 | 421 |
| **Mortgage-Backed Obligations – 1.4%** | | |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 6.500%, 12–1–31 | 22 | 24 |
| 6.500%, 1–1–32 | 26 | 29 |
| 4.500%, 6–1–44 | 7,525 | 7,798 |
| 3.000%, 6–15–45 | 9,796 | 9,650 |

## UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.500%, 9–1–19 | $ 57 | $ 57 |
| 6.500%, 10–1–28 | 26 | 28 |
| 6.500%, 2–1–29 | 4 | 4 |
| 3.500%, 6–25–29 | 5,944 | 5,955 |
| 7.000%, 11–1–31 | 35 | 38 |
| 6.500%, 2–1–32 | 26 | 29 |
| 7.000%, 2–1–32 | 39 | 43 |
| 7.000%, 3–1–32 | 17 | 19 |
| 7.000%, 7–1–32 | 23 | 26 |
| 6.500%, 9–1–32 | 20 | 22 |
| 5.500%, 5–1–33 | 17 | 18 |
| 5.500%, 6–1–33 | 15 | 16 |
| 4.500%, 11–1–43 | 6,475 | 6,774 |
| 3.000%, 10–25–46 | 9,708 | 9,475 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates, | | |
| 6.500%, 8–15–28 | 9 | 10 |
| | | 40,015 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%** | | $ 40,436 |
| (Cost: $42,902) | | |
| **UNITED STATES GOVERNMENT OBLIGATIONS** | | |
| **Treasury Inflation Protected Obligations – 3.8%** | | |
| U.S. Treasury Notes: | | |
| 0.125%, 7–15–26 | 42,579 | 40,156 |
| 2.125%, 2–15–40 | 37,776 | 45,637 |
| 1.000%, 2–15–46 | 25,419 | 25,083 |
| | | 110,876 |
| **Treasury Obligations – 3.2%** | | |
| U.S. Treasury Bonds: | | |
| 2.250%, 11–15–25 | 12,870 | 12,234 |
| 3.750%, 8–15–41 | 1,750 | 1,910 |
| 2.750%, 11–15–47 | 8,000 | 7,319 |
| U.S. Treasury Notes: | | |
| 2.625%, 8–31–20 (C) | 10,500 | 10,463 |
| 1.875%, 4–30–22 | 1,800 | 1,737 |
| 2.000%, 7–31–22 | 8,480 | 8,198 |
| 2.000%, 10–31–22 | 6,520 | 6,287 |
| 2.125%, 12–31–22 | 2,000 | 1,935 |
| 2.750%, 11–15–23 | 1,500 | 1,486 |
| 2.250%, 12–31–24 | 1,875 | 1,796 |
| 2.875%, 4–30–25 | 1,500 | 1,488 |
| 2.875%, 5–31–25 | 8,300 | 8,233 |
| 1.500%, 8–15–26 | 6,500 | 5,805 |
| 2.250%, 2–15–27 | 7,250 | 6,826 |
| 2.375%, 5–15–27 | 2,000 | 1,899 |
| 2.250%, 8–15–27 | 2,000 | 1,876 |
| 2.750%, 2–15–28 | 6,250 | 6,095 |
| 2.875%, 5–15–28 | 5,500 | 5,418 |
| | | 91,005 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.0%** | | $201,881 |
| (Cost: $209,597) | | |

SEPTEMBER 30, 2018 (UNAUDITED)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (G) – 1.1% | | |
| Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.), | | |
| 2.130%, 10–29–18 . . . . . . . . . . . | $7,000 | $ 6,985 |
| J.M. Smucker Co. (The), | | |
| 2.400%, 10–1–18 . . . . . . . . . . . . | 3,116 | 3,115 |
| McCormick & Co., Inc., | | |
| 2.230%, 10–1–18 . . . . . . . . . . . . | 12,577 | 12,574 |
| Wisconsin Electric Power Co., | | |
| 2.252%, 10–3–18 . . . . . . . . . . . . | 4,000 | 3,999 |
| Wisconsin Gas LLC, | | |
| 2.170%, 10–2–18 . . . . . . . . . . . . | 5,000 | 4,999 |
| | | 31,672 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10–5–18 (H) . . . . . . . . . . | $3,029 | $3,029 |
| | | |
| Money Market Funds – 0.5% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 2.140%, (I)(J) . . . . . . . . . . . . . . . . | 13,501 | 13,501 |

| | Value |
|---|---|
| TOTAL SHORT-TERM SECURITIES – 1.7% | $ 48,202 |
| (Cost: $48,209) | |
| TOTAL INVESTMENT SECURITIES – 100.1% | $ 2,889,713 |
| (Cost: $2,489,714) | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)% | (4,164) |
| NET ASSETS – 100.0% | $2,885,549 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $115,949 or 4.0% of net assets.

(C) All or a portion of securities with an aggregate value of $13,196 are on loan.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Securities whose value was determined using significant unobservable inputs.

(G) Rate shown is the yield to maturity at September 30, 2018.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(I) Investment made with cash collateral received from securities on loan.

(J) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,920,862 | $ — | $ — |
| Preferred Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44,111 | 17,078 | — |
| Asset-Backed Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 12,149 | — |
| Corporate Debt Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 590,866 | — |
| Other Government Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 3,312 | — |
| Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 10,816 |
| United States Government Agency Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 40,436 | — |
| United States Government Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 201,881 | — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,501 | 34,701 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,978,474 | $900,423 | $10,816 |

During the period ended September 30, 2018, there were no transfers between any levels.

SEPTEMBER 30, 2018 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.7% |
| Energy | 95.8% |
| Information Technology | 2.6% |
| Industrials | 1.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.3% |

## Country Weightings

| | |
|---|---|
| North America | 90.9% |
| United States | 88.9% |
| Other North America | 2.0% |
| Europe | 8.8% |
| United Kingdom | 4.0% |
| Other Europe | 4.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.3% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Concho Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Continental Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| EOG Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| WPX Energy, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Diamondback Energy, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Parsley Energy, Inc., Class A | United States | Energy | Oil & Gas Exploration & Production |
| Whiting Petroleum Corp. | United States | Energy | Oil & Gas Exploration & Production |
| Oasis Petroleum LLC | United States | Energy | Oil & Gas Exploration & Production |
| Pioneer Natural Resources Co. | United States | Energy | Oil & Gas Exploration & Production |
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY ENERGY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Energy** | | |
| **Integrated Oil & Gas – 3.4%** | | |
| Chevron Corp. | 64 | $ 7,869 |
| Suncor Energy, Inc. | 297 | 11,479 |
| | | 19,348 |
| **Oil & Gas Drilling – 7.3%** | | |
| Ensco plc | 1,581 | 13,344 |
| Patterson-UTI Energy, Inc. | 811 | 13,869 |
| Transocean, Inc. (A)(B) | 1,071 | 14,936 |
| | | 42,149 |
| **Oil & Gas Equipment & Services – 24.6%** | | |
| C&J Energy Services, Inc. (A) | 375 | 7,793 |
| Cactus, Inc., Class A (A) | 329 | 12,594 |
| Core Laboratories N.V. | 107 | 12,388 |
| Dril-Quip, Inc. (A) | 217 | 11,349 |
| FMC Technologies, Inc. | 312 | 9,739 |
| Forum Energy Technologies, Inc. (A) | 920 | 9,527 |
| FTS International, Inc. (A) | 463 | 5,461 |
| Halliburton Co. | 505 | 20,448 |
| Helix Energy Solutions Group, Inc. (A) | 754 | 7,454 |
| Liberty Oilfield Services, Inc., Class A (B) | 199 | 4,294 |
| National Oilwell Varco, Inc. | 60 | 2,602 |
| ProPetro Holding Corp. (A) | 347 | 5,719 |
| Schlumberger Ltd. | 315 | 19,207 |
| Superior Energy Services, Inc. (A) | 1,250 | 12,171 |
| | | 140,746 |
| **Oil & Gas Exploration & Production – 48.4%** | | |
| Anadarko Petroleum Corp. | 240 | 16,183 |
| Centennial Resource Development, Inc., Class A (A) | 438 | 9,563 |
| Concho Resources, Inc. (A) | 241 | $ 36,875 |
| Continental Resources, Inc. (A) | 448 | 30,559 |
| Devon Energy Corp. | 303 | 12,118 |
| Diamondback Energy, Inc. | 160 | 21,691 |
| EOG Resources, Inc. | 187 | 23,804 |
| Marathon Oil Corp. | 809 | 18,839 |
| Oasis Petroleum LLC (A) | 1,454 | 20,620 |
| Parsley Energy, Inc., Class A (A) | 737 | 21,554 |
| Pioneer Natural Resources Co. | 117 | 20,459 |
| Whiting Petroleum Corp. (A) | 401 | 21,262 |
| WPX Energy, Inc. (A) | 1,167 | 23,482 |
| | | 277,009 |
| **Oil & Gas Refining & Marketing – 8.8%** | | |
| Marathon Petroleum Corp. | 183 | 14,594 |
| PBF Energy, Inc., Class A | 179 | 8,909 |
| Phillips 66 | 117 | 13,148 |
| Valero Energy Corp. | 119 | 13,548 |
| | | 50,199 |
| **Oil & Gas Storage & Transportation – 3.3%** | | |
| Energy Transfer Partners L.P. | 314 | 6,993 |
| Enterprise Products Partners L.P. | 316 | 9,077 |
| MPLX L.P. | 83 | 2,862 |
| | | 18,932 |
| Total Energy – 95.8% | | 548,383 |
| **Industrials** | | |
| **Industrial Machinery – 1.3%** | | |
| Dover Corp. (A) | 164 | 7,157 |
| Total Industrials – 1.3% | | 7,157 |
| **Information Technology** | | |
| **Data Processing & Outsourced Services – 2.6%** | | |
| Wright Express Corp. (A) | 73 | $ 14,695 |
| Total Information Technology – 2.6% | | 14,695 |
| TOTAL COMMON STOCKS – 99.7% | | $570,235 |
| (Cost: $405,274) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Master Note – 0.4%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (C) | $2,503 | 2,503 |
| **Money Market Funds – 0.7%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.140%, (D)(E) | 3,910 | 3,910 |
| TOTAL SHORT-TERM SECURITIES – 1.1% | | $ 6,413 |
| (Cost: $6,413) | | |
| TOTAL INVESTMENT SECURITIES –100.8% | | $576,648 |
| (Cost: $411,687) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)% | | (4,501) |
| NET ASSETS – 100.0% | | $ 572,147 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $8,702 are on loan.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Investment made with cash collateral received from securities on loan.

(E)Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $570,235 | $ — | $ — |
| Short-Term Securities | 3,910 | 2,503 | — |
| Total | $ 574,145 | $2,503 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

## Country Diversification

(as a % of net assets)

| | |
|---|---|
| United States | 88.9% |
| United Kingdom | 4.0% |
| Switzerland | 2.6% |
| Netherlands | 2.2% |
| Canada | 2.0% |
| Other+ | 0.3% |

+Includes cash and other assets (net of liabilities), and cash equivalents

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.1% |
| Real Estate | 98.2% |
| Telecommunication Services | 0.9% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Country Weightings

| | |
|---|---|
| North America | 55.8% |
| United States | 54.4% |
| Other North America | 1.4% |
| Pacific Basin | 26.8% |
| Japan | 12.6% |
| Hong Kong | 10.1% |
| Australia | 4.0% |
| Other Pacific Basin | 0.1% |
| Europe | 16.5% |
| United Kingdom | 5.5% |
| Germany | 3.4% |
| Other Europe | 7.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Simon Property Group, Inc. | United States | Real Estate | Retail REITs |
| Sun Hung Kai Properties Ltd. | Hong Kong | Real Estate | Diversified Real Estate Activities |
| AvalonBay Communities, Inc. | United States | Real Estate | Residential REITs |
| Welltower, Inc. | United States | Real Estate | Health Care REITs |
| Equity Residential | United States | Real Estate | Residential REITs |
| Mitsubishi Estate Co. Ltd. | Japan | Real Estate | Diversified Real Estate Activities |
| Public Storage, Inc. | United States | Real Estate | Specialized REITs |
| Mitsui Fudosan Co. Ltd. | Japan | Real Estate | Diversified Real Estate Activities |
| Vornado Realty Trust | United States | Real Estate | Office REITs |
| Unibail-Rodamco-Westfield | France | Real Estate | Retail REITs |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Australia | | |
| Real Estate – 4.0% | | |
| Dexus | 80 | $ 609 |
| GPT Group | 105 | 395 |
| Mirvac Group | 226 | 394 |
| Scentre Group | 449 | 1,288 |
| | | 2,686 |
| Total Australia – 4.0% | | 2,686 |
| Belgium | | |
| Real Estate – 0.2% | | |
| Warehouses De Pauw Comm VA | 1 | 139 |
| Total Belgium – 0.2% | | 139 |
| Canada | | |
| Real Estate – 1.4% | | |
| Chartwell Retirement Residences | 9 | 104 |
| Choice Properties REIT | 21 | 196 |
| Cominar Real Estate Investment Trust | 17 | 156 |
| First Capital Realty, Inc. | 11 | 164 |
| H&R Real Estate Investment Trust | 18 | 273 |
| Northview Apartment REIT | 4 | 83 |
| | | 976 |
| Total Canada – 1.4% | | 976 |
| France | | |
| Real Estate – 3.4% | | |
| Gecina | 3 | 530 |
| Unibail-Rodamco-Westfield | 9 | 1,720 |
| | | 2,250 |
| Total France – 3.4% | | 2,250 |
| Germany | | |
| Real Estate – 3.4% | | |
| alstria office AG | 25 | 370 |
| LEG Immobilien AG | 5 | 602 |
| Vonovia SE | 28 | 1,368 |
| | | 2,340 |
| Total Germany – 3.4% | | 2,340 |
| Hong Kong | | |
| Real Estate – 10.1% | | |
| Hang Lung Properties Ltd. | 460 | 899 |
| Link (The) | 161 | 1,584 |
| Sun Hung Kai Properties Ltd. | 215 | 3,131 |
| Swire Properties Ltd. | 297 | 1,124 |
| | | 6,738 |
| Total Hong Kong – 10.1% | | 6,738 |
| Ireland | | |
| Real Estate – 0.8% | | |
| Hibernia REIT plc | 103 | 170 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Real Estate (Continued) | | |
| Irish Residential Properties REIT plc | 208 | $ 357 |
| | | 527 |
| Total Ireland – 0.8% | | 527 |
| Japan | | |
| Real Estate – 12.6% | | |
| Daiwa Office Investment Corp. | —* | 452 |
| Global One Corp. | —* | 323 |
| Heiwa Real Estate Co. Ltd. | 47 | 835 |
| Ichigo Hotel Investment Corp. | —* | 134 |
| Keihanshin Building Co. Ltd. | 55 | 420 |
| Kenedix Office Investment Corp. | —* | 300 |
| MCUBS MidCity Investment Corp. | —* | 112 |
| Mitsubishi Estate Co. Ltd. | 140 | 2,374 |
| Mitsui Fudosan Co. Ltd. | 126 | 2,472 |
| Nippon Building Fund, Inc. | —* | 578 |
| ORIX JREIT, Inc. | —* | 484 |
| | | 8,484 |
| Total Japan – 12.6% | | 8,484 |
| Singapore | | |
| Real Estate – 0.1% | | |
| Mapletree Commercial Trust | 27 | 32 |
| UOL Group Ltd. | 21 | 103 |
| | | 135 |
| Total Singapore – 0.1% | | 135 |
| Spain | | |
| Real Estate – 1.5% | | |
| Lar Espana Real Estate Socimi S.A. | 33 | 339 |
| Merlin Properties Socimi S.A. | 52 | 704 |
| | | 1,043 |
| Total Spain – 1.5% | | 1,043 |
| Sweden | | |
| Real Estate – 1.3% | | |
| Hufvudstaden AB | 20 | 306 |
| Wihlborgs Fastigheter AB | 42 | 510 |
| | | 816 |
| Total Sweden – 1.3% | | 816 |
| Switzerland | | |
| Real Estate – 0.4% | | |
| PSP Swiss Property Ltd., Registered Shares | 3 | 262 |
| Total Switzerland – 0.4% | | 262 |
| United Kingdom | | |
| Real Estate – 5.5% | | |
| Big Yellow Group plc | 29 | 351 |
| Capital & Counties Properties plc | 86 | 297 |
| Derwent London plc | 15 | 573 |
| Great Portland Estates plc | 79 | 693 |
| Land Securities Group plc | 110 | 1,272 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Real Estate (Continued) | | |
| SEGRO plc | 70 | $ 564 |
| | | 3,750 |
| Total United Kingdom – 5.5% | | 3,750 |
| United States | | |
| Real Estate – 53.5% | | |
| American Campus Communities, Inc. | 27 | 1,131 |
| American Homes 4 Rent | 26 | 563 |
| AvalonBay Communities, Inc. | 25 | 2,910 |
| Boston Properties, Inc. | 13 | 1,634 |
| Brixmor Property Group, Inc. | 43 | 747 |
| Camden Property Trust | 7 | 690 |
| Crown Castle International Corp. | 9 | 1,008 |
| CubeSmart | 44 | 1,262 |
| Digital Realty Trust, Inc. | 7 | 839 |
| Duke Realty Corp. | 28 | 801 |
| Equinix, Inc. | 1 | 220 |
| Equity Lifestyle Properties, Inc. | 6 | 556 |
| Equity Residential | 36 | 2,378 |
| First Industrial Realty Trust, Inc. | 12 | 375 |
| HCP, Inc. | 52 | 1,378 |
| HRPT Properties Trust (A) | 6 | 194 |
| National Retail Properties, Inc. | 16 | 735 |
| Park Hotels & Resorts, Inc. | 34 | 1,125 |
| ProLogis, Inc. | 10 | 670 |
| Public Storage, Inc. | 11 | 2,276 |
| QTS Realty Trust, Inc., Class A | 9 | 374 |
| Regency Centers Corp. | 23 | 1,503 |
| RLJ Lodging Trust | 58 | 1,285 |
| Simon Property Group, Inc. | 21 | 3,641 |
| SL Green Realty Corp. | 10 | 1,012 |
| Taubman Centers, Inc. | 14 | 866 |
| VEREIT, Inc. | 88 | 638 |
| VICI Properties, Inc. | 37 | 793 |
| Vornado Realty Trust | 25 | 1,828 |
| Welltower, Inc. | 38 | 2,453 |
| | | 35,885 |
| Telecommunication Services – 0.9% | | |
| SBA Communications Corp. (A) | 3 | 554 |
| Total United States – 54.4% | | 36,439 |
| TOTAL COMMON STOCKS – 99.1% | | $66,585 |
| (Cost: $62,380) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10–5–18 (B) | $144 | 144 |
| TOTAL SHORT-TERM SECURITIES – 0.2% | | $ 144 |
| (Cost: $144) | | |
| TOTAL INVESTMENT SECURITIES – 99.3% | | $66,729 |
| (Cost: $62,524) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7% | | 502 |
| NET ASSETS – 100.0% | | $ 67,231 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $66,585 | $ — | $ — |
| Short-Term Securities | — | 144 | — |
| Total | $66,585 | $144 | $ — |

During the period ended September 30, 2018, securities totaling $26,671 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Real Estate | 98.2% |
| Telecommunication Services | 0.9% |
| Other+ | 0.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.1% |
|     Real Estate | 99.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Country Weightings

| | |
|---|---|
| North America | 56.1% |
|     United States | 55.0% |
|     Other North America | 1.1% |
| Pacific Basin | 25.0% |
|     Hong Kong | 10.7% |
|     Japan | 9.2% |
|     Australia | 4.8% |
|     Other Pacific Basin | 0.3% |
| Europe | 18.0% |
|     United Kingdom | 6.7% |
|     France | 3.8% |
|     Germany | 3.5% |
|     Other Europe | 4.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Simon Property Group, Inc. | United States | Real Estate | Retail REITs |
| Equity Residential | United States | Real Estate | Residential REITs |
| AvalonBay Communities, Inc. | United States | Real Estate | Residential REITs |
| Link (The) | Hong Kong | Real Estate | Retail REITs |
| Welltower, Inc. | United States | Real Estate | Health Care REITs |
| Public Storage, Inc. | United States | Real Estate | Specialized REITs |
| Swire Properties Ltd. | Hong Kong | Real Estate | Real Estate Operating Companies |
| Boston Properties, Inc. | United States | Real Estate | Office REITs |
| Vornado Realty Trust | United States | Real Estate | Office REITs |
| Unibail-Rodamco-Westfield | France | Real Estate | Retail REITs |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SEPTEMBER 30, 2018 (UNAUDITED)
IVY LASALLE GLOBAL RISK-MANAGED REAL ESTATE FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Australia | | |
| Real Estate – 4.8% | | |
| Dexus | 144 | $ 1,101 |
| GPT Group | 229 | 862 |
| Scentre Group | 612 | 1,757 |
| | | 3,720 |
| Total Australia – 4.8% | | 3,720 |
| Belgium | | |
| Real Estate – 0.5% | | |
| Warehouses De Pauw Comm VA | 3 | 376 |
| Total Belgium – 0.5% | | 376 |
| Canada | | |
| Real Estate – 1.1% | | |
| Allied Properties | 5 | 181 |
| Canadian Apartment Properties REIT | 7 | 257 |
| Chartwell Retirement Residences | 16 | 179 |
| SmartREIT | 13 | 312 |
| | | 929 |
| Total Canada – 1.1% | | 929 |
| France | | |
| Real Estate – 3.8% | | |
| Gecina | 5 | 807 |
| Unibail-Rodamco-Westfield | 11 | 2,204 |
| | | 3,011 |
| Total France – 3.8% | | 3,011 |
| Germany | | |
| Real Estate – 3.5% | | |
| alstria office AG | 53 | 793 |
| LEG Immobilien AG | 16 | 1,935 |
| | | 2,728 |
| Total Germany – 3.5% | | 2,728 |
| Hong Kong | | |
| Real Estate – 10.7% | | |
| Hongkong Land Holdings Ltd. | 111 | 735 |
| Hysan Development Co. Ltd. | 210 | 1,061 |
| Link (The) | 348 | 3,425 |
| Swire Properties Ltd. | 811 | 3,070 |
| | | 8,291 |
| Total Hong Kong – 10.7% | | 8,291 |
| Ireland | | |
| Real Estate – 1.1% | | |
| Hibernia REIT plc | 144 | 238 |
| Irish Residential Properties REIT plc | 380 | $ 651 |
| | | 889 |
| Total Ireland – 1.1% | | 889 |
| Japan | | |
| Real Estate – 9.2% | | |
| Daiwa Office Investment Corp. | —* | 1,085 |
| GLP J-REIT | —* | 392 |
| Heiwa Real Estate Co. Ltd. | —* | 105 |
| ITOCHU Advance Logistics Investment Corp. | —* | 86 |
| Japan Excellent, Inc. | —* | 363 |
| Kenedix Office Investment Corp. | —* | 1,244 |
| Kenedix Retail Corp. | —* | 129 |
| Mitsui Fudosan Co. Ltd. | 46 | 487 |
| Nippon Building Fund, Inc. | —* | 1,318 |
| ORIX JREIT, Inc. | 1 | 1,735 |
| Sekisui House REIT, Inc. | —* | 125 |
| | | 7,069 |
| Total Japan – 9.2% | | 7,069 |
| Singapore | | |
| Real Estate – 0.3% | | |
| CapitaCommercial Trust | 81 | 105 |
| CapitaMall Trust | 51 | 82 |
| Mapletree Commercial Trust | 66 | 78 |
| | | 265 |
| Total Singapore – 0.3% | | 265 |
| Spain | | |
| Real Estate – 0.7% | | |
| Lar Espana Real Estate Socimi S.A. | 52 | 533 |
| Total Spain – 0.7% | | 533 |
| Sweden | | |
| Real Estate – 1.2% | | |
| Hufvudstaden AB | 60 | 919 |
| Total Sweden – 1.2% | | 919 |
| Switzerland | | |
| Real Estate – 0.5% | | |
| PSP Swiss Property Ltd., Registered Shares | 4 | 407 |
| Total Switzerland – 0.5% | | 407 |
| United Kingdom | | |
| Real Estate – 6.7% | | |
| Big Yellow Group plc | 50 | 595 |
| Derwent London plc | 41 | 1,527 |
| Land Securities Group plc | 185 | $ 2,130 |
| SEGRO plc | 96 | 799 |
| | | 5,051 |
| Total United Kingdom – 6.7% | | 5,051 |
| United States | | |
| Real Estate – 55.0% | | |
| American Campus Communities, Inc. | 34 | 1,420 |
| AvalonBay Communities, Inc. | 32 | 3,773 |
| Boston Properties, Inc. | 21 | 2,637 |
| Brixmor Property Group, Inc. | 67 | 1,168 |
| Camden Property Trust | 15 | 1,397 |
| Corporate Office Properties Trust | 24 | 715 |
| CubeSmart | 63 | 1,806 |
| Duke Realty Corp. | 36 | 1,026 |
| Equity Residential | 56 | 3,686 |
| Federal Realty Investment Trust | 8 | 1,020 |
| First Industrial Realty Trust, Inc. | 15 | 474 |
| HCP, Inc. | 80 | 2,097 |
| HRPT Properties Trust (A) | 7 | 226 |
| Hudson Pacific Properties, Inc. | 20 | 652 |
| National Retail Properties, Inc. | 30 | 1,360 |
| Paramount Group, Inc. | 68 | 1,031 |
| ProLogis, Inc. | 18 | 1,241 |
| Public Storage, Inc. | 15 | 3,125 |
| Realty Income Corp. | 8 | 453 |
| Regency Centers Corp. | 30 | 1,948 |
| Simon Property Group, Inc. | 27 | 4,750 |
| Taubman Centers, Inc. | 22 | 1,296 |
| Vornado Realty Trust | 31 | 2,247 |
| Welltower, Inc. | 49 | 3,147 |
| | | 42,695 |
| Total United States – 55.0% | | 42,695 |
| TOTAL COMMON STOCKS – 99.1% | | $76,883 |
| (Cost: $69,839) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10–5–18 (B) | $ 44 | 44 |
| TOTAL SHORT-TERM SECURITIES – 0.1% | | $ 44 |
| (Cost: $44) | | |
| TOTAL INVESTMENT SECURITIES – 99.2% | | $76,927 |
| (Cost: $69,883) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8% | | 624 |
| NET ASSETS – 100.0% | | $ 77,551 |

IVY LASALLE GLOBAL RISK-MANAGED REAL ESTATE FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $76,883 | $— | $ — |
| Short-Term Securities | — | 44 | — |
| Total | $76,883 | $44 | $ — |

During the period ended September 30, 2018, securities totaling $33,465 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

## Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Real Estate | 99.1% |
| Other+ | 0.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 98.4% |
| Energy | 65.2% |
| Materials | 26.5% |
| Industrials | 5.7% |
| Consumer Staples | 1.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.6% |

## Country Weightings

| | |
|---|---|
| North America | 82.8% |
| United States | 75.2% |
| Canada | 7.6% |
| Europe | 10.3% |
| United Kingdom | 6.6% |
| Other Europe | 3.7% |
| Pacific Basin | 3.3% |
| Other | 2.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.6% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Halliburton Co. | United States | Energy | Oil & Gas Equipment & Services |
| Concho Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| EOG Resources, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Chevron Corp. | United States | Energy | Integrated Oil & Gas |
| Phillips 66 | United States | Energy | Oil & Gas Refining & Marketing |
| Marathon Petroleum Corp. | United States | Energy | Oil & Gas Refining & Marketing |
| Valero Energy Corp. | United States | Energy | Oil & Gas Refining & Marketing |
| BHP Billiton plc | Australia | Materials | Diversified Metals & Mining |
| WPX Energy, Inc. | United States | Energy | Oil & Gas Exploration & Production |
| Canadian Pacific Railway Ltd. | Canada | Industrials | Railroads |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# SCHEDULE OF INVESTMENTS

**IVY NATURAL RESOURCES FUND** *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| *Materials – 3.3%* | | |
| BHP Billiton plc | 791 | $ 17,220 |
| | | |
| **Total Australia – 3.3%** | | 17,220 |
| **Canada** | | |
| *Industrials – 3.2%* | | |
| Canadian Pacific Railway Ltd. | 77 | 16,404 |
| | | |
| *Materials – 4.4%* | | |
| Nutrien Ltd. | 269 | 15,507 |
| West Fraser Timber Co. Ltd. | 125 | 7,091 |
| | | 22,598 |
| | | |
| **Total Canada – 7.6%** | | 39,002 |
| **Hong Kong** | | |
| *Materials – 0.0%* | | |
| China Metal Recycling (Holdings) Ltd. (A)(B) | 30,000 | —* |
| | | |
| **Total Hong Kong – 0.0%** | | —* |
| **Netherlands** | | |
| *Energy – 2.6%* | | |
| Core Laboratories N.V. | 114 | 13,251 |
| | | |
| **Total Netherlands – 2.6%** | | 13,251 |
| **Portugal** | | |
| *Energy – 1.1%* | | |
| Galp Energia SGPS S.A., Class B | 288 | 5,709 |
| | | |
| **Total Portugal – 1.1%** | | 5,709 |
| **South Africa** | | |
| *Materials – 2.0%* | | |
| Mondi plc | 371 | 10,166 |
| | | |
| **Total South Africa – 2.0%** | | 10,166 |
| **United Kingdom** | | |
| *Energy – 0.5%* | | |
| BP plc | 332 | 2,547 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Materials – 6.1%* | | |
| Croda International plc | 109 | $ 7,374 |
| Randgold Resources Ltd. ADR | 130 | 9,144 |
| Rio Tinto plc | 290 | 14,669 |
| | | 31,187 |
| | | |
| **Total United Kingdom – 6.6%** | | $33,734 |
| **United States** | | |
| *Consumer Staples – 1.0%* | | |
| Ingredion, Inc. | 48 | 5,054 |
| | | |
| *Energy – 61.0%* | | |
| Cabot Oil & Gas Corp. | 514 | 11,565 |
| Centennial Resource Development, Inc., Class A (A) | 442 | 9,651 |
| Chevron Corp. | 181 | 22,071 |
| Cimarex Energy Co. | 126 | 11,739 |
| Concho Resources, Inc. (A) | 162 | 24,756 |
| Continental Resources, Inc. (A) | 82 | 5,568 |
| Diamondback Energy, Inc. | 117 | 15,817 |
| Enterprise Products Partners L.P. | 336 | 9,653 |
| EOG Resources, Inc. | 182 | 23,173 |
| EQT Midstream Partners L.P. | 44 | 2,346 |
| Halliburton Co. | 730 | 29,567 |
| Kosmos Energy Ltd. (A) | 351 | 3,280 |
| Magellan Midstream Partners L.P. | 178 | 12,030 |
| Marathon Petroleum Corp. | 224 | 17,929 |
| MPLX L.P. | 142 | 4,909 |
| Noble Energy, Inc. | 362 | 11,299 |
| Parsley Energy, Inc., Class A (A) | 533 | 15,577 |
| Phillips 66 | 183 | 20,662 |
| RPC, Inc. | 838 | 12,974 |
| Schlumberger Ltd. | 217 | 13,224 |
| Valero Energy Corp. | 155 | 17,682 |
| WPX Energy, Inc. (A) | 818 | 16,463 |
| | | 311,935 |
| | | |
| *Industrials – 2.5%* | | |
| Union Pacific Corp. | 79 | 12,790 |
| | | |
| *Materials – 10.7%* | | |
| Air Products and Chemicals, Inc. | 75 | 12,487 |
| Dow Chemical Co. (The) | 84 | 5,386 |
| Ecolab, Inc. | 55 | 8,639 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Materials (Continued)* | | |
| International Flavors & Fragrances, Inc. | 35 | $ 4,889 |
| Martin Marietta Materials, Inc. | 23 | 4,267 |
| Packaging Corp. of America | 45 | 4,947 |
| PPG Industries, Inc. | 77 | 8,397 |
| WestRock Co. (A) | 50 | 5,093 |
| | | 54,105 |
| | | |
| **Total United States – 75.2%** | | 383,884 |
| **TOTAL COMMON STOCKS – 98.4%** | | $502,966 |
| (Cost: $447,013) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| *Commercial Paper (C) – 0.5%* | | |
| Kroger Co. (The) | | |
| 2.350%, 10–1–18 | $2,592 | 2,592 |
| | | |
| *Master Note – 0.5%* | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.470%, 10–5–18 (D) | 2,592 | 2,592 |
| | | |
| *United States Government Agency Obligations – 0.8%* | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) | | |
| 2.220%, 10–7–18 (D) | 4,000 | 4,000 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 1.8%** | | $ 9,184 |
| (Cost: $9,184) | | |
| **TOTAL INVESTMENT SECURITIES – 100.2%** | | $ 512,150 |
| (Cost: $456,197) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)% | | (1,127) |
| **NET ASSETS – 100.0%** | | $ 511,023 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

(C) Rate shown is the yield to maturity at September 30, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS IVY NATURAL RESOURCES FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

The following forward foreign currency contracts were outstanding at September 30, 2018:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Euro | 4,703 | U.S. Dollar | 5,384 | 10–5–18 | Morgan Stanley International | $ — | $ 77 |
| British Pound | 37,024 | U.S. Dollar | 48,742 | 10–5–18 | UBS AG | 477 | — |
| Canadian Dollar | 9,657 | U.S. Dollar | 7,328 | 10–5–18 | UBS AG | — | 149 |
| | | | | | | $477 | $226 |

The following table is a summary of the valuation of the Fund’s investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $502,966 | $ — | $ —* |
| Short-Term Securities | — | 9,184 | — |
| Total | $502,966 | $9,184 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 477 | $ — |
| Liabilities | | | |
| Forward Foreign Currency Contracts | $ — | $ 226 | $ — |

During the period ended September 30, 2018, securities totaling $52,244 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

## Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Energy | 65.2% |
| Materials | 26.5% |
| Industrials | 5.7% |
| Consumer Staples | 1.0% |
| Other+ | 1.6% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 98.4% |
|    Information Technology | 74.6% |
|    Health Care | 15.9% |
|    Consumer Discretionary | 4.0% |
|    Telecommunication Services | 1.8% |
|    Real Estate | 1.2% |
|    Materials | 0.5% |
|    Industrials | 0.4% |
|    Utilities | 0.0% |
| Warrants | 0.0% |
| Purchased Options | 0.1% |
| Bonds | 0.1% |
|    Corporate Debt Securities | 0.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.4% |

## Country Weightings

| | |
|---|---|
| North America | 86.1% |
|    United States | 86.1% |
| Pacific Basin | 8.6% |
|    India | 4.4% |
|    China | 3.9% |
|    Other Pacific Basin | 0.3% |
| Europe | 3.7% |
| Other | 0.1% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options | 1.5% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Apple, Inc. | United States | Information Technology | Technology Hardware, Storage & Peripherals |
| Aspen Technology, Inc. | United States | Information Technology | Application Software |
| Vertex Pharmaceuticals, Inc. | United States | Health Care | Biotechnology |
| WNS (Holdings) Ltd. ADR | India | Information Technology | Data Processing & Outsourced Services |
| Micron Technology, Inc. | United States | Information Technology | Semiconductors |
| Euronet Worldwide, Inc. | United States | Information Technology | Data Processing & Outsourced Services |
| ACI Worldwide, Inc. | United States | Information Technology | Application Software |
| Facebook, Inc., Class A | United States | Information Technology | Internet Software & Services |
| Alibaba Group Holding Ltd. ADR | China | Information Technology | Internet Software & Services |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Broadcasting – 0.2% | | |
| HUYA, Inc. ADR (A)(B) | 666 | $ 15,704 |
| Internet & Direct Marketing Retail – 3.8% | | |
| Amazon.com, Inc. (A) | 40 | 80,521 |
| Netflix, Inc. (A) | 618 | 231,362 |
| | | 311,883 |
| Total Consumer Discretionary – 4.0% | | 327,587 |
| Health Care | | |
| Biotechnology – 11.6% | | |
| BioMarin Pharmaceutical, Inc. (A) | 1,071 | 103,874 |
| CRISPR Therapeutics AG (A) | 922 | 40,896 |
| Evogene Ltd. (A)(C) | 2,620 | 8,096 |
| Gilead Sciences, Inc. | 1,026 | 79,217 |
| Ionis Pharmaceuticals, Inc. (A) | 3,534 | 182,284 |
| Sage Therapeutics, Inc. (A) | 219 | 30,906 |
| Sarepta Therapeutics, Inc. (A) | 698 | 112,750 |
| Vertex Pharmaceuticals, Inc. (A) | 2,036 | 392,457 |
| | | 950,480 |
| Health Care Equipment – 1.0% | | |
| Medtronic plc | 868 | 85,346 |
| Health Care Technology – 3.2% | | |
| Cerner Corp. (A) | 4,024 | 259,212 |
| Pharmaceuticals – 0.1% | | |
| Elanco Animal Health, Inc. (A) | 232 | 8,094 |
| Total Health Care – 15.9% | | 1,303,132 |
| Industrials | | |
| Air Freight & Logistics – 0.1% | | |
| Best, Inc. ADR (A)(B) | 1,491 | 8,826 |
| Heavy Electrical Equipment – 0.3% | | |
| Bloom Energy Corp., Class A (A)(B) | 692 | 23,580 |
| Total Industrials – 0.4% | | 32,406 |
| Information Technology | | |
| Application Software – 9.5% | | |
| ACI Worldwide, Inc. (A)(C) | 11,673 | 328,470 |
| Aspen Technology, Inc. (A)(C) | 3,978 | 453,167 |
| | | 781,637 |
| Data Processing & Outsourced Services – 11.2% | | |
| Alliance Data Systems Corp. | 673 | 158,893 |
| Euronet Worldwide, Inc. (A)(C) | 3,558 | 356,561 |
| GreenSky, Inc., Class A (A) | 2,287 | 41,163 |
| WNS (Holdings) Ltd. ADR (A)(C) | 7,174 | 364,100 |
| | | 920,717 |
| Electronic Components – 3.2% | | |
| Universal Display Corp. (B) | 2,220 | 261,739 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Internet Software & Services – 13.7% | | |
| Alibaba Group Holding Ltd. ADR (A) | 1,795 | $ 295,744 |
| Alphabet, Inc., Class A (A) | 179 | 215,826 |
| Alphabet, Inc., Class C (A) | 234 | 279,464 |
| Endava plc ADR (A) | 300 | 8,682 |
| Facebook, Inc., Class A (A) | 1,964 | 322,940 |
| | | 1,122,656 |
| IT Consulting & Other Services – 0.6% | | |
| Teradata Corp. (A) | 1,364 | 51,445 |
| Semiconductor Equipment – 2.1% | | |
| ASML Holding N.V., NY Registry Shares | 892 | 167,658 |
| Semiconductors – 16.5% | | |
| Cypress Semiconductor Corp. (C) | 18,856 | 273,222 |
| Marvell Technology Group Ltd. | 7,233 | 139,603 |
| Microchip Technology, Inc. (B) | 1,277 | 100,744 |
| Micron Technology, Inc. (A) | 8,013 | 362,408 |
| QUALCOMM, Inc. | 2,764 | 199,113 |
| Rambus, Inc. (A)(C) | 8,332 | 90,903 |
| Semtech Corp. (A) | 3,008 | 167,230 |
| Taiwan Semiconductor Manufacturing Company Ltd. ADR | 469 | 20,729 |
| | | 1,353,952 |
| Systems Software – 8.8% | | |
| Ceridian HCM Holding, Inc. (A) | 581 | 24,408 |
| Microsoft Corp. | 6,053 | 692,316 |
| | | 716,724 |
| Technology Hardware, Storage & Peripherals – 9.0% | | |
| Apple, Inc. | 2,047 | 462,045 |
| Hewlett-Packard Co. | 10,657 | 274,631 |
| | | 736,676 |
| Total Information Technology – 74.6% | | 6,113,204 |
| Materials | | |
| Fertilizers & Agricultural Chemicals – 0.5% | | |
| Marrone Bio Innovations, Inc. (A)(B)(C) | 23,285 | 42,612 |
| Total Materials – 0.5% | | 42,612 |
| Real Estate | | |
| Specialized REITs – 1.2% | | |
| QTS Realty Trust, Inc., Class A | 2,285 | 97,488 |
| Total Real Estate – 1.2% | | 97,488 |
| Telecommunication Services | | |
| Alternative Carriers – 1.8% | | |
| Zayo Group Holdings, Inc. (A) | 4,311 | 149,682 |
| Total Telecommunication Services – 1.8% | | 149,682 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Utilities | | |
| Renewable Electricity – 0.0% | | |
| Atlantica Yield plc | 95 | $ 1,948 |
| Total Utilities – 0.0% | | 1,948 |
| TOTAL COMMON STOCKS – 98.4% | | $8,068,059 |
| (Cost: $3,590,721) | | |

| WARRANTS | | |
|---|---|---|
| Fertilizers & Agricultural Chemicals – 0.0% | | |
| Marrone Bio Innovations, Inc., expires 12–31–20 (C)(D)(E) | 3,770 | 2,187 |
| Marrone Bio Innovations, Inc., expires 8–20–23 (C)(D)(E) | 3,770 | —* |
| | | 2,187 |
| TOTAL WARRANTS – 0.0% | | $ 2,187 |
| (Cost: $—) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Notional Amount | |
|---|---|---|---|
| QUALCOMM, Inc., Call $67.50, Expires 10–19–18, OTC (Ctrpty: UBS AG) | 22,608 | 2,261 | 11,134 |
| TOTAL PURCHASED OPTIONS – 0.1% | | | $11,134 |
| (Cost: $4,002) | | | |

| CORPORATE DEBT SECURITIES | Principal | |
|---|---|---|
| Materials | | |
| Fertilizers & Agricultural Chemicals – 0.1% | | |
| Marrone Bio Innovations, Inc., 8.000%, 8–20–20 (C)(D) | $ 4,713 | 4,590 |
| Total Materials – 0.1% | | 4,590 |
| TOTAL CORPORATE DEBT SECURITIES – 0.1% | | $4,590 |
| (Cost: $4,713) | | |

| SHORT-TERM SECURITIES | | |
|---|---|---|
| Commercial Paper (F) – 0.9% | | |
| Brown-Forman Corp., 2.124%, 10–9–18 | 7,500 | 7,495 |
| International Paper Co.: | | |
| 2.292%, 10–2–18 | 5,000 | 4,998 |
| 2.302%, 10–3–18 | 10,000 | 9,997 |
| Mondelez International, Inc., 2.282%, 10–5–18 | 12,000 | 11,994 |
| NBCUniversal Enterprise, Inc., 2.880%, 10–11–18 | 6,000 | 5,995 |
| Northern Illinois Gas Co., 2.401%, 10–3–18 | 5,000 | 4,998 |

SEPTEMBER 30, 2018 (UNAUDITED)

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (F) (Continued) | | |
| Rockwell Automation, Inc., | | |
| 2.222%, 10–5–18 | $ 4,595 | $ 4,593 |
| Wisconsin Electric Power Co.: | | |
| 2.252%, 10–3–18 | 3,750 | 3,749 |
| 2.250%, 10–4–18 | 10,000 | 9,996 |
| Wisconsin Gas LLC: | | |
| 2.212%, 10–3–18 | 5,000 | 4,998 |
| 2.201%, 10–4–18 | 5,000 | 4,998 |
| | | 73,811 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10–5–18 (G) | 5,989 | 5,989 |
| Money Market Funds – 2.2% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.140%, (H)(I) | 177,249 | 177,249 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Municipal Obligations – 0.1% | | |
| IL Fin Auth, Var Rate Demand Rev Bonds (North Park Univ Proj), Ser 2005 (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 22 bps), 1.550%, 10–7–18 (G) | $2,000 | $2,000 |
| Kansas City, MO, Var Rate Dnd Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 2.190%, 10–7–18 (G) | 5,000 | 5,000 |
| | | 7,000 |
| United States Government Agency Obligations – 0.3% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.170%, 10–7–18 (G) | 1,935 | 1,935 |
| 2.190%, 10–7–18 (G) | 6,165 | 6,165 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| United States Government Agency Obligations (Continued) | | |
| 2.200%, 10–7–18 (G) | $4,000 | $ 4,000 |
| 2.220%, 10–7–18 (G) | 9,491 | 9,491 |
| 2.240%, 10–7–18 (G) | 1,063 | 1,063 |
| | | 22,654 |
| TOTAL SHORT-TERM SECURITIES – 3.6% | | $ 286,703 |
| (Cost: $286,719) | | |
| TOTAL INVESTMENT SECURITIES – 102.2% | | $8,372,673 |
| (Cost: $3,886,155) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.2)% | | (181,122) |
| NET ASSETS – 100.0% | | $ 8,191,551 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $236,969 are on loan.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Restricted securities. At September 30, 2018, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Marrone Bio Innovations, Inc., expires 12–31–20 | 2–6–18 | 3,770 | $ — | $ 2,187 |
| Marrone Bio Innovations, Inc., expires 8–20–23 | 8–20–15 | 3,770 | — | —* |
| | | Principal | | |
| Marrone Bio Innovations, Inc., 8.000%, 08–20–20 | 8–20–15 | $ 4,713 | 4,713 | 4,590 |
| | | | $73,047 | $49,389 |

The total value of these securities represented 0.1% of net assets at September 30, 2018.

(E) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Rate shown is the yield to maturity at September 30, 2018.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Investment made with cash collateral received from securities on loan.

(I) Rate shown is the annualized 7-day yield at September 30, 2018.

SEPTEMBER 30, 2018 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $  327,587 | $    — | $    — |
| Health Care | 1,303,132 | — | — |
| Industrials | 32,406 | — | — |
| Information Technology | 6,113,204 | — | — |
| Materials | — | 42,612 | — |
| Real Estate | 97,488 | — | — |
| Telecommunication Services | 149,682 | — | — |
| Utilities | 1,948 | — | — |
| Total Common Stocks | $ 8,025,447 | $ 42,612 | $   — |
| Warrants | — | 2,187 | — |
| Purchased Options | — | 11,134 | — |
| Corporate Debt Securities | — | 4,590 | — |
| Short-Term Securities | 177,249 | 109,454 | — |
| Total | $8,202,696 | $169,977 | $   — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

## Country Diversification

(as a % of net assets)

| | |
|---|---|
| United States | 86.1% |
| India | 4.4% |
| China | 3.9% |
| Netherlands | 2.1% |
| Ireland | 1.0% |
| Other Countries | 1.0% |
| Other+ | 1.5% |

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

## IVY SECURIAN REAL ESTATE SECURITIES FUND[a]

### Asset Allocation

| | |
|---|---|
| Stocks | 99.0% |
| Real Estate | 99.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.0% |

### Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| ProLogis, Inc. | Real Estate | Industrial REITs |
| Simon Property Group, Inc. | Real Estate | Retail REITs |
| Equinix, Inc. | Real Estate | Specialized REITs |
| AvalonBay Communities, Inc. | Real Estate | Residential REITs |
| Digital Realty Trust, Inc. | Real Estate | Specialized REITs |
| Alexandria Real Estate Equities, Inc. | Real Estate | Office REITs |
| Boston Properties, Inc. | Real Estate | Office REITs |
| Regency Centers Corp. | Real Estate | Retail REITs |
| Camden Property Trust | Real Estate | Residential REITs |
| Duke Realty Corp. | Real Estate | Industrial REITs |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 30, 2018, the name of Ivy Advantus Real Estate Securities Fund was changed to Ivy Securian Real Estate Securities Fund.

SCHEDULE OF INVESTMENTS IVY SECURIAN REAL ESTATE SECURITIES FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Real Estate | | |
| Diversified REITs – 3.2% | | |
| Liberty Property Trust | 187 | $ 7,909 |
| STORE Capital Corp. | 243 | 6,756 |
| | | 14,665 |
| Health Care REITs – 8.6% | | |
| HCP, Inc. | 491 | 12,913 |
| Healthcare Realty Trust, Inc. | 47 | 1,375 |
| Healthcare Trust of America, Inc., Class A | 297 | 7,929 |
| Physicians Realty Trust | 189 | 3,180 |
| Ventas, Inc. | 51 | 2,780 |
| Welltower, Inc. | 178 | 11,462 |
| | | 39,639 |
| Hotel & Resort REITs – 5.1% | | |
| Hilton Worldwide Holdings, Inc. | 72 | 5,840 |
| Host Hotels & Resorts, Inc. | 640 | 13,511 |
| RLJ Lodging Trust | 42 | 919 |
| Sunstone Hotel Investors, Inc. | 205 | 3,359 |
| | | 23,629 |
| Industrial REITs – 9.4% | | |
| Duke Realty Corp. | 517 | 14,664 |
| ProLogis, Inc. | 426 | 28,861 |
| | | 43,525 |
| Office REITs – 14.4% | | |
| Alexandria Real Estate Equities, Inc. | 167 | 21,007 |
| Boston Properties, Inc. | 157 | 19,301 |
| Cousins Properties, Inc. | 429 | $ 3,813 |
| Highwoods Properties, Inc. | 66 | 3,114 |
| Kilroy Realty Corp. | 84 | 6,026 |
| SL Green Realty Corp. | 137 | 13,365 |
| | | 66,626 |
| Residential REITs – 23.5% | | |
| American Homes 4 Rent | 280 | 6,129 |
| AvalonBay Communities, Inc. | 125 | 22,633 |
| Camden Property Trust | 163 | 15,215 |
| Equity Lifestyle Properties, Inc. | 40 | 3,868 |
| Equity Residential | 156 | 10,322 |
| Essex Property Trust, Inc. | 44 | 10,824 |
| Invitation Homes, Inc. | 576 | 13,194 |
| Mid-America Apartment Communities, Inc. | 17 | 1,743 |
| Sun Communities, Inc. | 133 | 13,535 |
| UDR, Inc. | 273 | 11,021 |
| | | 108,484 |
| Retail REITs – 16.8% | | |
| Agree Realty Corp. | 153 | 8,127 |
| Federal Realty Investment Trust | 33 | 4,199 |
| National Retail Properties, Inc. | 104 | 4,648 |
| Realty Income Corp. | 124 | 7,060 |
| Regency Centers Corp. | 239 | 15,443 |
| Retail Opportunity Investments Corp. | 177 | 3,303 |
| Simon Property Group, Inc. | 158 | 27,993 |
| Weingarten Realty Investors | 225 | 6,702 |
| | | 77,475 |
| Specialized REITs – 18.0% | | |
| CyrusOne, Inc. | 206 | $ 13,060 |
| Digital Realty Trust, Inc. | 199 | 22,338 |
| Equinix, Inc. | 58 | 25,047 |
| Extra Space Storage, Inc. | 98 | 8,465 |
| Four Corners Property Trust, Inc. | 188 | 4,822 |
| Public Storage, Inc. | 45 | 9,174 |
| | | 82,906 |
| Total Real Estate – 99.0% | | 456,949 |
| TOTAL COMMON STOCKS – 99.0% | | $456,949 |
| (Cost: $340,340) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.9% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10–5–18 (A) | $3,923 | 3,923 |
| TOTAL SHORT-TERM SECURITIES – 0.9% | | $ 3,923 |
| (Cost: $3,923) | | |
| TOTAL INVESTMENT SECURITIES – 99.9% | | $460,872 |
| (Cost: $344,263) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | | 614 |
| NET ASSETS – 100.0% | | $ 461,486 |

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $456,949 | $ — | $ — |
| Short-Term Securities | — | 3,923 | — |
| Total | $456,949 | $3,923 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | Ivy Asset Strategy Fund[(1)] | Ivy Balanced Fund | Ivy Energy Fund | Ivy LaSalle Global Real Estate Fund | Ivy LaSalle Global Risk-Managed Real Estate Fund | Ivy Natural Resources Fund | Ivy Science and Technology Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+^ | $ 3,076,742 | $ 2,889,713 | $576,648 | $66,729 | $76,927 | $ 512,150 | $6,448,765 |
| Investments in affiliated securities at value+ | 5,741 | — | — | — | — | — | 1,923,908 |
| Bullion at value+ | 145,900 | — | — | — | — | — | — |
| Investments at Value | 3,228,383 | 2,889,713 | 576,648 | 66,729 | 76,927 | 512,150 | 8,372,673 |
| Cash | 764 | 302 | 1 | 1 | 1 | 1 | 5,569 |
| Cash denominated in foreign currencies at value+ | 276 | — | — | 38 | 246 | — | — |
| Investment securities sold receivable | 18,722 | 6,732 | — | 150 | 52 | 2,402 | 3,324 |
| Dividends and interest receivable | 15,560 | 8,529 | 182 | 257 | 279 | 525 | 5,528 |
| Capital shares sold receivable | 949 | 1,781 | 740 | 75 | 195 | 345 | 4,305 |
| Receivable from affiliates | 54 | — | 165 | 128 | 112 | 18 | 44 |
| Unrealized appreciation on forward foreign currency contracts | — | — | — | — | — | 477 | — |
| Receivable from securities lending income – net | 41 | 7 | 8 | — | — | 2 | 398 |
| Prepaid and other assets | 144 | 156 | 74 | 51 | 50 | 70 | 264 |
| Total Assets | 3,264,893 | 2,907,220 | 577,818 | 67,429 | 77,862 | 515,990 | 8,392,105 |
| **LIABILITIES** | | | | | | | |
| Cash collateral on securities loaned at value | 40,379 | 13,501 | 3,910 | — | — | — | 177,249 |
| Investment securities purchased payable | 84,768 | — | — | 77 | 98 | 2,645 | 5,568 |
| Capital shares redeemed payable | 6,501 | 6,951 | 1,452 | 83 | 163 | 1,201 | 14,754 |
| Independent Trustees and Chief Compliance Officer fees payable | 1,261 | 393 | 40 | 2 | 3 | 568 | 922 |
| Distribution and service fees payable | 107 | 69 | 10 | —* | 1 | 10 | 160 |
| Shareholder servicing payable | 905 | 537 | 182 | 11 | 18 | 242 | 1,286 |
| Investment management fee payable | 167 | 155 | 40 | 5 | 6 | 36 | 528 |
| Accounting services fee payable | 23 | 23 | 14 | 4 | 4 | 12 | 23 |
| Unrealized depreciation on forward foreign currency contracts | — | — | — | — | — | 226 | — |
| Other liabilities | 186 | 42 | 23 | 16 | 18 | 27 | 64 |
| Total Liabilities | 134,297 | 21,671 | 5,671 | 198 | 311 | 4,967 | 200,554 |
| Total Net Assets | $3,130,596 | $2,885,549 | $ 572,147 | $ 67,231 | $ 77,551 | $ 511,023 | $ 8,191,551 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 2,964,331 | $2,228,586 | $584,699 | $62,857 | $75,056 | $1,081,154 | $3,093,752 |
| Undistributed (distributions in excess of) net investment income | 15,305 | 5,305 | 534 | 164 | (204) | 8,024 | (37,017) |
| Accumulated net realized gain (loss) | 292,935 | 251,659 | (178,047) | 5 | (4,344) | (634,353) | 648,298 |
| Net unrealized appreciation (depreciation) | (141,975) | 399,999 | 164,961 | 4,205 | 7,043 | 56,198 | 4,486,518 |
| Total Net Assets | $3,130,596 | $2,885,549 | $ 572,147 | $ 67,231 | $ 77,551 | $ 511,023 | $ 8,191,551 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 53,905 | 52,118 | 16,404 | 738 | 1,179 | 17,927 | 57,523 |
| Class B | 2,878 | 2,022 | 180 | 21 | 52 | 188 | 758 |
| Class C | 34,668 | 16,663 | 3,862 | 78 | 316 | 2,530 | 9,750 |
| Class E | 1,463 | 8 | 10 | N/A | N/A | 298 | 495 |
| Class I | 25,188 | 37,143 | 17,847 | 2,885 | 4,604 | 8,783 | 30,324 |
| Class N | 152 | 388 | 416 | 2,426 | 35 | 407 | 1,143 |
| Class R | 2,068 | 521 | 1,961 | 48 | 450 | 1,274 | 1,922 |
| Class Y | 6,934 | 1,099 | 2,755 | 62 | 456 | 1,465 | 7,288 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $24.94 | $26.28 | $13.04 | $10.70 | $10.92 | $15.54 | $73.66 |
| Class B | $23.43 | $26.00 | $11.79 | $10.64 | $10.85 | $12.95 | $60.71 |
| Class C | $23.60 | $26.09 | $12.05 | $10.62 | $10.86 | $12.90 | $63.13 |
| Class E | $25.02 | $26.41 | $13.39 | N/A | N/A | $16.00 | $73.08 |
| Class I | $25.25 | $26.27 | $13.56 | $10.75 | $10.95 | $16.29 | $81.10 |
| Class N | $25.30 | $26.32 | $13.63 | $10.75 | $10.96 | $16.38 | $81.56 |
| Class R | $24.66 | $26.23 | $12.90 | $10.68 | $10.89 | $15.33 | $71.67 |
| Class Y | $25.00 | $26.28 | $13.23 | $10.83 | $10.93 | $15.96 | $77.69 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $2,608,765 | $ 2,489,714 | $ 411,687 | $62,524 | $69,883 | $ 456,197 | $ 3,215,312 |
| Investments in affiliated securities at cost | 616,742 | — | — | — | — | — | 670,843 |
| Bullion at cost | 144,464 | — | — | — | — | — | — |
| Cash denominated in foreign currencies at cost | 275 | — | — | 37 | 246 | — | — |
| ^Securities loaned at value | 41,007 | 13,196 | 8,702 | — | — | — | 236,969 |

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | Ivy Securian Real Estate Securities Fund[(1)] |
|---|---|
| **ASSETS** | |
| Investments in unaffiliated securities at value+^ | $ 460,872 |
| Investments at Value | 460,872 |
| Dividends and interest receivable | 1,702 |
| Capital shares sold receivable | 336 |
| Receivable from affiliates | 5 |
| Prepaid and other assets | 78 |
| Total Assets | 462,993 |
| **LIABILITIES** | |
| Capital shares redeemed payable | 1,219 |
| Independent Trustees and Chief Compliance Officer fees payable | 85 |
| Overdraft due to custodian | 7 |
| Distribution and service fees payable | 7 |
| Shareholder servicing payable | 124 |
| Investment management fee payable | 30 |
| Accounting services fee payable | 12 |
| Other liabilities | 23 |
| Total Liabilities | 1,507 |
| Total Net Assets | $ 461,486 |
| **NET ASSETS** | |
| Capital paid in (shares authorized – unlimited) | $ 328,249 |
| Undistributed net investment income | 1,668 |
| Accumulated net realized gain | 14,960 |
| Net unrealized appreciation | 116,609 |
| Total Net Assets | $ 461,486 |
| **CAPITAL SHARES OUTSTANDING:** | |
| Class A | 7,478 |
| Class B | 77 |
| Class C | 267 |
| Class E | 136 |
| Class I | 7,052 |
| Class N | 26 |
| Class R | 33 |
| Class Y | 4,028 |
| **NET ASSET VALUE PER SHARE:** | |
| Class A | $24.11 |
| Class B | $23.16 |
| Class C | $23.56 |
| Class E | $24.11 |
| Class I | $24.28 |
| Class N | $24.31 |
| Class R | $24.08 |
| Class Y | $24.14 |
| **+COST** | |
| Investments in unaffiliated securities at cost | $ 344,263 |

(1)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Real Estate Securities Fund to Ivy Securian Real Estate Securities Fund.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands) | Ivy Asset Strategy Fund[1] | Ivy Balanced Fund | Ivy Energy Fund | Ivy LaSalle Global Real Estate Fund |
|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | |
| Dividends from unaffiliated securities | $ 32,259 | $ 20,949 | $ 2,378 | $ 1,206 |
| Foreign dividend withholding tax | (1,937) | (110) | (65) | (52) |
| Interest and amortization from unaffiliated securities | 18,799 | 17,953 | 38 | 1 |
| Securities lending income – net | 171 | 22 | 79 | —* |
| **Total Investment Income** | 49,292 | 38,814 | 2,430 | 1,155 |
| **EXPENSES** | | | | |
| Investment management fee | 10,382 | 9,599 | 2,562 | 330 |
| Distribution and service fees: | | | | |
| Class A | 1,696 | 1,709 | 277 | 10 |
| Class B | 380 | 276 | 11 | 1 |
| Class C | 4,496 | 2,292 | 246 | 4 |
| Class E | 46 | —* | —* | N/A |
| Class R | 131 | 34 | 62 | 2 |
| Class Y | 218 | 40 | 56 | 1 |
| Shareholder servicing: | | | | |
| Class A | 1,181 | 1,022 | 357 | 13 |
| Class B | 72 | 46 | 6 | —* |
| Class C | 337 | 237 | 46 | 1 |
| Class E | 62 | —* | —* | N/A |
| Class I | 527 | 818 | 219 | 30 |
| Class N | —* | 1 | —* | 1 |
| Class R | 66 | 17 | 32 | 1 |
| Class Y | 136 | 24 | 37 | 1 |
| Registration fees | 72 | 70 | 60 | 47 |
| Custodian fees | 73 | 14 | 11 | 13 |
| Independent Trustees and Chief Compliance Officer fees | 88 | 96 | 15 | 1 |
| Accounting services fee | 138 | 138 | 87 | 24 |
| Professional fees | 975 | 37 | 23 | 22 |
| Other | 475 | 306 | 37 | 49 |
| **Total Expenses** | 21,551 | 16,776 | 4,144 | 551 |
| Less: | | | | |
| Expenses in excess of limit | (49) | (181) | (165) | (128) |
| **Total Net Expenses** | 21,502 | 16,595 | 3,979 | 423 |
| **Net Investment Income (Loss)** | 27,790 | 22,219 | (1,549) | 732 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | |
| Net realized gain (loss) on: | | | | |
| Investments in unaffiliated securities | 305,674 | 169,050 | 19,711 | 905 |
| Net increase from payments by affiliates (See Note 11 to Financial Statements for further information) | 13,805 | — | — | — |
| Foreign currency exchange transactions | (221) | — | (9) | (24) |
| Net change in unrealized appreciation (depreciation) on: | | | | |
| Investments in unaffiliated securities | (201,438) | 5,576 | 55,189 | 1,922 |
| Investments in affiliated securities | (938) | — | — | — |
| Foreign currency exchange transactions | (431) | — | — | —* |
| **Net Realized and Unrealized Gain** | 116,451 | 174,626 | 74,891 | 2,803 |
| **Net Increase in Net Assets Resulting from Operations** | $ 144,241 | $196,845 | $73,342 | $3,535 |

*Not shown due to rounding.
[1]Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands) | Ivy LaSalle Global Risk-Managed Real Estate Fund | Ivy Natural Resources Fund | Ivy Science and Technology Fund | Ivy Securian Real Estate Securities Fund[1] |
|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | |
| Dividends from unaffiliated securities | $ 1,577 | $ 5,231 | $ 25,132 | $ 6,082 |
| Dividends from affiliated securities | — | — | 4,159 | — |
| Foreign dividend withholding tax | (74) | (120) | (241) | — |
| Interest and amortization from unaffiliated securities | —* | 117 | 1,264 | 46 |
| Interest and amortization from affiliated securities | — | — | 187 | — |
| Securities lending income – net | — | 69 | 1,309 | — |
|    Total Investment Income | 1,503 | 5,297 | 31,810 | 6,128 |
| **EXPENSES** | | | | |
| Investment management fee | 392 | 2,275 | 31,752 | 2,144 |
| Distribution and service fees: | | | | |
|    Class A | 17 | 361 | 5,235 | 235 |
|    Class B | 3 | 14 | 237 | 10 |
|    Class C | 19 | 183 | 3,105 | 36 |
|    Class E | N/A | 6 | 44 | 4 |
|    Class R | 12 | 51 | 338 | 2 |
|    Class Y | 6 | 31 | 713 | 125 |
| Shareholder servicing: | | | | |
|    Class A | 22 | 548 | 3,075 | 291 |
|    Class B | —* | 14 | 61 | 6 |
|    Class C | 2 | 11 | 425 | 11 |
|    Class E | N/A | 20 | 74 | 9 |
|    Class I | 50 | 135 | 2,195 | 161 |
|    Class N | —* | —* | 9 | —* |
|    Class R | 6 | 26 | 181 | 1 |
|    Class Y | 4 | 20 | 464 | 75 |
| Registration fees | 46 | 55 | 98 | 61 |
| Custodian fees | 17 | 9 | 61 | 9 |
| Independent Trustees and Chief Compliance Officer fees | 2 | 20 | 243 | 10 |
| Accounting services fee | 25 | 72 | 138 | 71 |
| Professional fees | 23 | 33 | 68 | 25 |
| Other | 53 | 48 | 368 | 34 |
|    Total Expenses | 699 | 3,932 | 48,884 | 3,320 |
| Less: | | | | |
| Expenses in excess of limit | (112) | (17) | (44) | (243) |
|    Total Net Expenses | 587 | 3,915 | 48,840 | 3,077 |
|     Net Investment Income (Loss) | 916 | 1,382 | (17,030) | 3,051 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | |
| Net realized gain (loss) on: | | | | |
|    Investments in unaffiliated securities | 625 | (1,502) | 214,293 | 18,737 |
|    Investments in affiliated securities | — | — | 38,469 | — |
|    Written options | — | — | 2,174 | — |
|    Forward foreign currency contracts | — | 4,227 | — | — |
|    Foreign currency exchange transactions | (42) | 13 | —* | — |
| Net change in unrealized appreciation (depreciation) on: | | | | |
|    Investments in unaffiliated securities | 3,133 | 21,314 | 513,595 | 15,868 |
|    Investments in affiliated securities | — | — | 200,294 | — |
|    Written options | — | — | 7,917 | — |
|    Forward foreign currency contracts | — | 140 | — | — |
|    Foreign currency exchange transactions | (2) | (17) | — | — |
|    Net Realized and Unrealized Gain | 3,714 | 24,175 | 976,742 | 34,605 |
|     Net Increase in Net Assets Resulting from Operations | $4,630 | $25,557 | $959,712 | $37,656 |

*Not shown due to rounding.
(1)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Real Estate Securities Fund to Ivy Securian Real Estate Securities Fund.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Asset Strategy Fund[1] | | Ivy Balanced Fund | | Ivy Energy Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 27,790 | $ 23,517 | $ 22,219 | $ 28,121 | $ (1,549) | $ 2,743 |
| Net realized gain (loss) on investments | 319,258 | 205,984 | 169,050 | 111,582 | 19,702 | (56,445) |
| Net change in unrealized appreciation (depreciation) | (202,807) | 225,205 | 5,576 | (38,682) | 55,189 | (12,672) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 144,241 | 454,706 | 196,845 | 101,021 | 73,342 | (66,374) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (11,059) | (11,648) | (9,526) | (12,867) | — | (702) |
| Class B | (239) | (348) | (146) | (829) | — | — |
| Class C | (3,249) | (4,756) | (1,380) | (7,726) | — | — |
| Class E | (323) | (437) | (2) | (4) | — | (1) |
| Class I | (6,233) | (8,967) | (8,066) | (14,065) | — | (1,519) |
| Class N | (34) | (34) | (90) | (244) | — | (34) |
| Class R | (301) | (348) | (72) | (221) | — | (36) |
| Class Y | (1,429) | (2,006) | (216) | (943) | — | (177) |
| Net realized gains: | | | | | | |
| Class A | — | (22,116) | — | (15,452) | — | — |
| Class B | — | (2,002) | — | (1,607) | — | — |
| Class C | — | (25,898) | — | (14,681) | — | — |
| Class E | — | (686) | — | (5) | — | — |
| Class I | — | (11,674) | — | (14,912) | — | — |
| Class N | — | (38) | — | (246) | — | — |
| Class R | — | (1,077) | — | (360) | — | — |
| Class Y | — | (3,554) | — | (1,127) | — | — |
| Total Distributions to Shareholders | (22,867) | (95,589) | (19,498) | (85,289) | — | (2,469) |
| Capital Share Transactions | (306,632) | (1,423,780) | (302,552) | 756,481 | (94,657) | 97,699 |
| Net Increase (Decrease) in Net Assets | (185,258) | (1,064,663) | (125,205) | 772,213 | (21,315) | 28,856 |
| Net Assets, Beginning of Period | 3,315,854 | 4,380,517 | 3,010,754 | 2,238,541 | 593,462 | 564,606 |
| Net Assets, End of Period | $3,130,596 | $ 3,315,854 | $2,885,549 | $3,010,754 | $ 572,147 | $593,462 |
| Undistributed net investment income | $ 15,305 | $ 10,603 | $ 5,305 | $ 2,584 | $ 534 | $ 2,092 |

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy LaSalle Global Real Estate Fund | | Ivy LaSalle Global Risk-Managed Real Estate Fund | | Ivy Natural Resources Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 732 | $ 1,546 | $ 916 | $ 2,323 | $ 1,382 | $ (805) |
| Net realized gain (loss) on investments | 881 | 529 | 583 | (617) | 2,738 | 2,865 |
| Net change in unrealized appreciation (depreciation) | 1,922 | 680 | 3,131 | (1,217) | 21,437 | (4,031) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 3,535 | 2,755 | 4,630 | 489 | 25,557 | (1,971) |
| Distributions to Shareholders From: | | | | | | |
| Net investment income: | | | | | | |
| Class A | (143) | (92) | (429) | (91) | — | — |
| Class B | (4) | (1) | (16) | — | — | — |
| Class C | (13) | (4) | (106) | — | — | — |
| Class E | N/A | N/A | N/A | N/A | — | — |
| Class I | (566) | (315) | (1,663) | (516) | — | — |
| Class N | (563) | (362) | (12) | (2) | — | — |
| Class R | (9) | (4) | (138) | (10) | — | — |
| Class Y | (12) | (7) | (148) | (26) | — | — |
| Net realized gains: | | | | | | |
| Class A | — | (63) | — | (19) | — | — |
| Class B | — | (2) | — | (1) | — | — |
| Class C | — | (6) | — | (6) | — | — |
| Class E | N/A | N/A | N/A | N/A | — | — |
| Class I | — | (166) | — | (67) | — | — |
| Class N | — | (207) | — | —* | — | — |
| Class R | — | (4) | — | (5) | — | — |
| Class Y | — | (5) | — | (5) | — | — |
| Total Distributions to Shareholders | (1,310) | (1,238) | (2,512) | (748) | — | — |
| Capital Share Transactions | (3,246) | 33,110 | (13,282) | (25,403) | (57,999) | (152,044) |
| Net Increase (Decrease) in Net Assets | (1,021) | 34,627 | (11,164) | (25,662) | (32,442) | (154,015) |
| Net Assets, Beginning of Period | 68,252 | 33,625 | 88,715 | 114,377 | 543,465 | 697,480 |
| Net Assets, End of Period | $ 67,231 | $68,252 | $ 77,551 | $ 88,715 | $ 511,023 | $543,465 |
| Undistributed (distributions in excess of) net investment income | $ 164 | $ 766 | $ (204) | $ 1,433 | $ 8,024 | $ 6,629 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Science and Technology Fund | | Ivy Securian Real Estate Securities Fund[1] | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income (loss) | $ (17,030) | $ (29,243) | $ 3,051 | $ 8,699 |
| Net realized gain on investments | 254,936 | 594,043 | 18,737 | 35,054 |
| Net change in unrealized appreciation (depreciation) | 721,806 | 196,581 | 15,868 | (52,861) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 959,712 | 761,381 | 37,656 | (9,108) |
| **Distributions to Shareholders From:** | | | | |
| Net investment income: | | | | |
| Class A | — | — | (960) | (1,533) |
| Class B | — | — | (1) | — |
| Class C | — | — | (12) | (11) |
| Class E | — | — | (18) | (25) |
| Class I | — | — | (1,214) | (2,150) |
| Class N | — | — | (5) | (24) |
| Class R | — | — | (3) | (5) |
| Class Y | — | — | (599) | (946) |
| Net realized gains: | | | | |
| Class A | — | (70,651) | — | (24,076) |
| Class B | — | (3,167) | — | (298) |
| Class C | — | (48,672) | — | (1,394) |
| Class E | — | (2,002) | — | (406) |
| Class I | — | (91,438) | — | (20,582) |
| Class N | — | (5,915) | — | (68) |
| Class R | — | (8,666) | — | (110) |
| Class Y | — | (36,185) | — | (11,864) |
| Total Distributions to Shareholders | — | (266,696) | (2,812) | (63,492) |
| Capital Share Transactions | (464,968) | 3,248,500 | (48,788) | (76,477) |
| Net Increase (Decrease) in Net Assets | 494,744 | 3,743,185 | (13,944) | (149,077) |
| Net Assets, Beginning of Period | 7,696,807 | 3,953,622 | 475,430 | 624,507 |
| Net Assets, End of Period | $ 8,191,551 | $7,696,807 | $461,486 | $475,430 |
| Undistributed (distributions in excess of) net investment income | $ (37,017) | $ (19,987) | $ 1,668 | $ 1,429 |

(1)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Real Estate Securities Fund to Ivy Securian Real Estate Securities Fund.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ASSET STRATEGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $24.02 | $ 0.23 | $ 0.89 | $ 1.12 | $(0.20) | $ — | $(0.20) |
| Year ended 3-31-2018 | 21.86 | 0.21 | 2.64 | 2.85 | (0.24) | (0.45) | (0.69) |
| Year ended 3-31-2017 | 20.83 | 0.00* | 1.03 | 1.03 | — | — | — |
| Year ended 3-31-2016 | 25.89 | 0.15 | (3.78) | (3.63) | (0.06) | (1.37) | (1.43) |
| Year ended 3-31-2015 | 31.61 | 0.26 | (1.01) | (0.75) | (0.12) | (4.85) | (4.97) |
| Year ended 3-31-2014 | 27.04 | 0.27 | 4.45 | 4.72 | (0.15) | — | (0.15) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.55 | 0.13 | 0.83 | 0.96 | (0.08) | — | (0.08) |
| Year ended 3-31-2018 | 20.56 | 0.02 | 2.50 | 2.52 | (0.08) | (0.45) | (0.53) |
| Year ended 3-31-2017 | 19.73 | (0.16) | 0.99 | 0.83 | — | — | — |
| Year ended 3-31-2016 | 24.73 | (0.04) | (3.59) | (3.63) | — | (1.37) | (1.37) |
| Year ended 3-31-2015 | 30.54 | 0.03 | (0.96) | (0.93) | (0.03) | (4.85) | (4.88) |
| Year ended 3-31-2014 | 26.20 | 0.05 | 4.29 | 4.34 | —* | — | —* |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.71 | 0.14 | 0.84 | 0.98 | (0.09) | — | (0.09) |
| Year ended 3-31-2018 | 20.71 | 0.02 | 2.51 | 2.53 | (0.08) | (0.45) | (0.53) |
| Year ended 3-31-2017 | 19.87 | (0.15) | 0.99 | 0.84 | — | — | — |
| Year ended 3-31-2016 | 24.88 | (0.02) | (3.62) | (3.64) | — | (1.37) | (1.37) |
| Year ended 3-31-2015 | 30.69 | 0.04 | (0.97) | (0.93) | (0.03) | (4.85) | (4.88) |
| Year ended 3-31-2014 | 26.33 | 0.05 | 4.32 | 4.37 | (0.01) | — | (0.01) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.11 | 0.24 | 0.89 | 1.13 | (0.22) | — | (0.22) |
| Year ended 3-31-2018 | 21.95 | 0.24 | 2.66 | 2.90 | (0.29) | (0.45) | (0.74) |
| Year ended 3-31-2017 | 20.89 | (0.03) | 1.09 | 1.06 | — | — | — |
| Year ended 3-31-2016 | 25.96 | 0.13 | (3.78) | (3.65) | (0.05) | (1.37) | (1.42) |
| Year ended 3-31-2015 | 31.67 | 0.23 | (0.98) | (0.75) | (0.11) | (4.85) | (4.96) |
| Year ended 3-31-2014 | 27.10 | 0.26 | 4.45 | 4.71 | (0.14) | — | (0.14) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.33 | 0.26 | 0.91 | 1.17 | (0.25) | — | (0.25) |
| Year ended 3-31-2018 | 22.16 | 0.27 | 2.70 | 2.97 | (0.35) | (0.45) | (0.80) |
| Year ended 3-31-2017 | 21.06 | 0.05 | 1.05 | 1.10 | — | — | — |
| Year ended 3-31-2016 | 26.15 | 0.23 | (3.84) | (3.61) | (0.11) | (1.37) | (1.48) |
| Year ended 3-31-2015 | 31.88 | 0.33 | (1.02) | (0.69) | (0.19) | (4.85) | (5.04) |
| Year ended 3-31-2014 | 27.25 | 0.34 | 4.48 | 4.82 | (0.19) | — | (0.19) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.40 | 0.28 | 0.90 | 1.18 | (0.28) | — | (0.28) |
| Year ended 3-31-2018 | 22.24 | 0.28 | 2.73 | 3.01 | (0.40) | (0.45) | (0.85) |
| Year ended 3-31-2017 | 21.10 | 0.02 | 1.12 | 1.14 | — | — | — |
| Year ended 3-31-2016 | 26.21 | 0.22 | (3.81) | (3.59) | (0.15) | (1.37) | (1.52) |
| Year ended 3-31-2015[7] | 31.79 | 0.22 | (0.78) | (0.56) | (0.17) | (4.85) | (5.02) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.73 | 0.19 | 0.88 | 1.07 | (0.14) | — | (0.14) |
| Year ended 3-31-2018 | 21.59 | 0.13 | 2.61 | 2.74 | (0.15) | (0.45) | (0.60) |
| Year ended 3-31-2017 | 20.63 | (0.10) | 1.06 | 0.96 | — | — | — |
| Year ended 3-31-2016 | 25.68 | 0.05 | (3.73) | (3.68) | — | (1.37) | (1.37) |
| Year ended 3-31-2015 | 31.45 | 0.14 | (1.00) | (0.86) | (0.06) | (4.85) | (4.91) |
| Year ended 3-31-2014 | 26.94 | 0.16 | 4.43 | 4.59 | (0.08) | — | (0.08) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.09 | 0.23 | 0.89 | 1.12 | (0.21) | — | (0.21) |
| Year ended 3-31-2018 | 21.92 | 0.21 | 2.67 | 2.88 | (0.26) | (0.45) | (0.71) |
| Year ended 3-31-2017 | 20.88 | 0.00* | 1.04 | 1.04 | — | — | — |
| Year ended 3-31-2016 | 25.94 | 0.15 | (3.78) | (3.63) | (0.06) | (1.37) | (1.43) |
| Year ended 3-31-2015 | 31.67 | 0.25 | (1.01) | (0.76) | (0.12) | (4.85) | (4.97) |
| Year ended 3-31-2014 | 27.09 | 0.27 | 4.46 | 4.73 | (0.15) | — | (0.15) |

\*  Not shown due to rounding.

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  Annualized.

(5)  These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6)  Annualized expense ratio based on the period excluding litigation expenses was 1.00%.

(7)  For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8)  Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $24.94 | 4.68% | $ 1,344 | 1.18%[4] | 1.87%[4] | —% | —% | 32% |
| Year ended 3-31-2018 | 24.02 | 13.11 | 1,345 | 1.13 | 0.90 | — | — | 34 |
| Year ended 3-31-2017 | 21.86 | 4.95 | 1,315 | 1.12 | -0.02 | — | — | 51 |
| Year ended 3-31-2016 | 20.83 | -14.39 | 3,153 | 0.99 | 0.61 | — | — | 68 |
| Year ended 3-31-2015 | 25.89 | -2.28 | 6,332 | 0.96 | 0.86 | — | — | 75 |
| Year ended 3-31-2014 | 31.61 | 17.47 | 9,659 | 0.96 | 0.92 | — | — | 65 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.43 | 4.29 | 67 | 1.95[4] | 1.12[4] | — | — | 32 |
| Year ended 3-31-2018 | 22.55 | 12.26 | 86 | 1.91 | 0.10 | — | — | 34 |
| Year ended 3-31-2017 | 20.56 | 4.21 | 141 | 1.83 | -0.81 | — | — | 51 |
| Year ended 3-31-2016 | 19.73 | -15.06 | 287 | 1.76 | -0.16 | — | — | 68 |
| Year ended 3-31-2015 | 24.73 | -3.01 | 571 | 1.71 | 0.11 | — | — | 75 |
| Year ended 3-31-2014 | 30.54 | 16.58 | 783 | 1.71 | 0.16 | — | — | 65 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.60 | 4.35 | 819 | 1.83[4] | 1.24[4] | — | — | 32 |
| Year ended 3-31-2018 | 22.71 | 12.29 | 995 | 1.89 | 0.11 | — | — | 34 |
| Year ended 3-31-2017 | 20.71 | 4.23 | 1,620 | 1.83 | -0.75 | — | — | 51 |
| Year ended 3-31-2016 | 19.87 | -15.01 | 3,792 | 1.71 | -0.10 | — | — | 68 |
| Year ended 3-31-2015 | 24.88 | -2.99 | 7,807 | 1.68 | 0.13 | — | — | 75 |
| Year ended 3-31-2014 | 30.69 | 16.59 | 9,880 | 1.68 | 0.19 | — | — | 65 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.02 | 4.69 | 37 | 1.08[4][6] | 1.97[4] | 1.34[4] | 1.71[4] | 32 |
| Year ended 3-31-2018 | 24.11 | 13.29 | 37 | 1.00 | 1.03 | 1.30 | 0.73 | 34 |
| Year ended 3-31-2017 | 21.95 | 5.07 | 38 | 1.03 | -0.13 | 1.28 | -0.38 | 51 |
| Year ended 3-31-2016 | 20.89 | -14.41 | 53 | 1.00 | 0.53 | 1.14 | 0.39 | 68 |
| Year ended 3-31-2015 | 25.96 | -2.29 | 72 | 1.00 | 0.79 | 1.10 | 0.69 | 75 |
| Year ended 3-31-2014 | 31.67 | 17.40 | 74 | 1.00 | 0.87 | 1.12 | 0.75 | 65 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.25 | 4.81 | 636 | 0.92[4] | 2.12[4] | — | — | 32 |
| Year ended 3-31-2018 | 24.33 | 13.48 | 622 | 0.85 | 1.15 | — | — | 34 |
| Year ended 3-31-2017 | 22.16 | 5.22 | 952 | 0.85 | 0.23 | — | — | 51 |
| Year ended 3-31-2016 | 21.06 | -14.17 | 2,382 | 0.74 | 0.95 | — | — | 68 |
| Year ended 3-31-2015 | 26.15 | -2.06 | 9,112 | 0.74 | 1.08 | — | — | 75 |
| Year ended 3-31-2014 | 31.88 | 17.72 | 13,522 | 0.73 | 1.14 | — | — | 65 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.30 | 4.85 | 4 | 0.77[4] | 2.24[4] | — | — | 32 |
| Year ended 3-31-2018 | 24.40 | 13.65 | 2 | 0.78 | 1.19 | — | — | 34 |
| Year ended 3-31-2017 | 22.24 | 5.40 | 13 | 0.69 | 0.07 | — | — | 51 |
| Year ended 3-31-2016 | 21.10 | -14.09 | 12 | 0.60 | 0.89 | — | — | 68 |
| Year ended 3-31-2015[7] | 26.21 | -1.67 | 12 | 0.59[4] | 1.18[4] | — | — | 75[8] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.66 | 4.53 | 51 | 1.51[4] | 1.55[4] | — | — | 32 |
| Year ended 3-31-2018 | 23.73 | 12.74 | 54 | 1.45 | 0.57 | — | — | 34 |
| Year ended 3-31-2017 | 21.59 | 4.65 | 65 | 1.43 | -0.48 | — | — | 51 |
| Year ended 3-31-2016 | 20.63 | -14.69 | 106 | 1.34 | 0.20 | — | — | 68 |
| Year ended 3-31-2015 | 25.68 | -2.67 | 161 | 1.33 | 0.47 | — | — | 75 |
| Year ended 3-31-2014 | 31.45 | 17.03 | 162 | 1.33 | 0.54 | — | — | 65 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.00 | 4.69 | 173 | 1.16[4] | 1.88[4] | — | — | 32 |
| Year ended 3-31-2018 | 24.09 | 13.15 | 175 | 1.10 | 0.92 | — | — | 34 |
| Year ended 3-31-2017 | 21.92 | 4.98 | 237 | 1.08 | 0.00 | — | — | 51 |
| Year ended 3-31-2016 | 20.88 | -14.36 | 512 | 0.99 | 0.63 | 1.00 | 0.62 | 68 |
| Year ended 3-31-2015 | 25.94 | -2.31 | 1,134 | 0.96 | 0.85 | 0.98 | 0.83 | 75 |
| Year ended 3-31-2014 | 31.67 | 17.47 | 1,516 | 0.96 | 0.92 | 0.98 | 0.90 | 65 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BALANCED FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $24.74 | $0.20 | $1.52 | $1.72 | $(0.18) | $ — | $(0.18) |
| Year ended 3-31-2018 | 24.33 | 0.37 | 1.18 | 1.55 | (0.48) | (0.66) | (1.14) |
| Year ended 3-31-2017 | 22.99 | 0.33 | 1.59 | 1.92 | (0.30) | (0.28) | (0.58) |
| Year ended 3-31-2016 | 25.65 | 0.29 | (1.51) | (1.22) | (0.26) | (1.18) | (1.44) |
| Year ended 3-31-2015 | 24.38 | 0.20 | 1.97 | 2.17 | (0.16) | (0.74) | (0.90) |
| Year ended 3-31-2014 | 21.60 | 0.15 | 3.25 | 3.40 | (0.10) | (0.52) | (0.62) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.47 | 0.10 | 1.50 | 1.60 | (0.07) | — | (0.07) |
| Year ended 3-31-2018 | 24.09 | 0.18 | 1.17 | 1.35 | (0.31) | (0.66) | (0.97) |
| Year ended 3-31-2017 | 22.78 | 0.15 | 1.59 | 1.74 | (0.15) | (0.28) | (0.43) |
| Year ended 3-31-2016 | 25.45 | 0.11 | (1.50) | (1.39) | (0.10) | (1.18) | (1.28) |
| Year ended 3-31-2015 | 24.19 | 0.01 | 1.97 | 1.98 | — | (0.72) | (0.72) |
| Year ended 3-31-2014 | 21.45 | (0.03) | 3.23 | 3.20 | — | (0.46) | (0.46) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.56 | 0.11 | 1.50 | 1.61 | (0.08) | — | (0.08) |
| Year ended 3-31-2018 | 24.17 | 0.19 | 1.18 | 1.37 | (0.32) | (0.66) | (0.98) |
| Year ended 3-31-2017 | 22.85 | 0.16 | 1.59 | 1.75 | (0.15) | (0.28) | (0.43) |
| Year ended 3-31-2016 | 25.53 | 0.13 | (1.52) | (1.39) | (0.11) | (1.18) | (1.29) |
| Year ended 3-31-2015 | 24.26 | 0.02 | 1.97 | 1.99 | —* | (0.72) | (0.72) |
| Year ended 3-31-2014 | 21.50 | (0.01) | 3.24 | 3.23 | — | (0.47) | (0.47) |
| **Class E Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.87 | 0.22 | 1.52 | 1.74 | (0.20) | — | (0.20) |
| Year ended 3-31-2018 | 24.45 | 0.41 | 1.19 | 1.60 | (0.52) | (0.66) | (1.18) |
| Year ended 3-31-2017 | 23.09 | 0.37 | 1.61 | 1.98 | (0.34) | (0.28) | (0.62) |
| Year ended 3-31-2016 | 25.76 | 0.33 | (1.53) | (1.20) | (0.29) | (1.18) | (1.47) |
| Year ended 3-31-2015 | 24.48 | 0.23 | 1.99 | 2.22 | (0.20) | (0.74) | (0.94) |
| Year ended 3-31-2014 | 21.68 | 0.18 | 3.27 | 3.45 | (0.13) | (0.52) | (0.65) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.74 | 0.23 | 1.51 | 1.74 | (0.21) | — | (0.21) |
| Year ended 3-31-2018 | 24.33 | 0.43 | 1.19 | 1.62 | (0.55) | (0.66) | (1.21) |
| Year ended 3-31-2017 | 22.98 | 0.39 | 1.60 | 1.99 | (0.36) | (0.28) | (0.64) |
| Year ended 3-31-2016 | 25.63 | 0.36 | (1.52) | (1.16) | (0.31) | (1.18) | (1.49) |
| Year ended 3-31-2015 | 24.36 | 0.26 | 1.98 | 2.24 | (0.23) | (0.74) | (0.97) |
| Year ended 3-31-2014 | 21.58 | 0.21 | 3.26 | 3.47 | (0.16) | (0.53) | (0.69) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.78 | 0.25 | 1.52 | 1.77 | (0.23) | — | (0.23) |
| Year ended 3-31-2018 | 24.37 | 0.47 | 1.19 | 1.66 | (0.59) | (0.66) | (1.25) |
| Year ended 3-31-2017 | 23.01 | 0.42 | 1.61 | 2.03 | (0.39) | (0.28) | (0.67) |
| Year ended 3-31-2016 | 25.66 | 0.39 | (1.52) | (1.13) | (0.34) | (1.18) | (1.52) |
| Year ended 3-31-2015[7] | 24.66 | 0.22 | 1.72 | 1.94 | (0.20) | (0.74) | (0.94) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.70 | 0.15 | 1.52 | 1.67 | (0.14) | — | (0.14) |
| Year ended 3-31-2018 | 24.30 | 0.28 | 1.18 | 1.46 | (0.40) | (0.66) | (1.06) |
| Year ended 3-31-2017 | 22.96 | 0.25 | 1.60 | 1.85 | (0.23) | (0.28) | (0.51) |
| Year ended 3-31-2016 | 25.65 | 0.22 | (1.53) | (1.31) | (0.20) | (1.18) | (1.38) |
| Year ended 3-31-2015 | 24.37 | 0.11 | 1.98 | 2.09 | (0.07) | (0.74) | (0.81) |
| Year ended 3-31-2014 | 21.59 | 0.07 | 3.26 | 3.33 | (0.03) | (0.52) | (0.55) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.75 | 0.20 | 1.51 | 1.71 | (0.18) | — | (0.18) |
| Year ended 3-31-2018 | 24.34 | 0.38 | 1.17 | 1.55 | (0.48) | (0.66) | (1.14) |
| Year ended 3-31-2017 | 22.99 | 0.35 | 1.59 | 1.94 | (0.31) | (0.28) | (0.59) |
| Year ended 3-31-2016 | 25.66 | 0.29 | (1.52) | (1.23) | (0.26) | (1.18) | (1.44) |
| Year ended 3-31-2015 | 24.38 | 0.20 | 1.99 | 2.19 | (0.17) | (0.74) | (0.91) |
| Year ended 3-31-2014 | 21.60 | 0.15 | 3.26 | 3.41 | (0.10) | (0.53) | (0.63) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class share is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $26.28 | 6.96% | $1,370 | 1.08%[4] | 1.55%[4] | 1.10%[4] | 1.53%[4] | 21% |
| Year ended 3-31-2018 | 24.74 | 6.43 | 1,368 | 1.12 | 1.48 | — | — | 36 |
| Year ended 3-31-2017 | 24.33 | 8.44 | 688 | 1.11 | 1.40 | — | — | 47 |
| Year ended 3-31-2016 | 22.99 | -4.92 | 1,311 | 1.10 | 1.21 | — | — | 56 |
| Year ended 3-31-2015 | 25.65 | 9.06 | 1,207 | 1.11 | 0.78 | — | — | 33 |
| Year ended 3-31-2014 | 24.38 | 15.90 | 863 | 1.15 | 0.62 | — | — | 34 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.00 | 6.54 | 53 | 1.85[4] | 0.78[4] | 1.86[4] | 0.77[4] | 21 |
| Year ended 3-31-2018 | 24.47 | 5.64 | 58 | 1.86 | 0.75 | — | — | 36 |
| Year ended 3-31-2017 | 24.09 | 7.68 | 77 | 1.84 | 0.66 | — | — | 47 |
| Year ended 3-31-2016 | 22.78 | -5.62 | 80 | 1.83 | 0.48 | — | — | 56 |
| Year ended 3-31-2015 | 25.45 | 8.28 | 74 | 1.84 | 0.04 | — | — | 33 |
| Year ended 3-31-2014 | 24.19 | 15.01 | 70 | 1.89 | -0.11 | — | — | 34 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.09 | 6.56 | 434 | 1.79[4] | 0.84[4] | 1.79[4] | 0.84[4] | 21 |
| Year ended 3-31-2018 | 24.56 | 5.69 | 485 | 1.83 | 0.78 | — | — | 36 |
| Year ended 3-31-2017 | 24.17 | 7.72 | 707 | 1.80 | 0.69 | — | — | 47 |
| Year ended 3-31-2016 | 22.85 | -5.62 | 892 | 1.79 | 0.53 | — | — | 56 |
| Year ended 3-31-2015 | 25.53 | 8.34 | 736 | 1.80 | 0.09 | — | — | 33 |
| Year ended 3-31-2014 | 24.26 | 15.11 | 524 | 1.84 | -0.06 | — | — | 34 |
| **Class E Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.41 | 7.00 | —* | 0.94[4] | 1.69[4] | — | — | 21 |
| Year ended 3-31-2018 | 24.87 | 6.61 | —* | 0.97 | 1.62 | — | — | 36 |
| Year ended 3-31-2017 | 24.45 | 8.65 | —* | 0.95 | 1.54 | — | — | 47 |
| Year ended 3-31-2016 | 23.09 | -4.82 | —* | 0.95 | 1.36 | — | — | 56 |
| Year ended 3-31-2015 | 25.76 | 9.22 | —* | 0.96 | 0.92 | — | — | 33 |
| Year ended 3-31-2014 | 24.48 | 16.10 | —* | 1.00 | 0.78 | — | — | 34 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.27 | 7.09 | 976 | 0.84[4] | 1.79[4] | 0.85[4] | 1.78[4] | 21 |
| Year ended 3-31-2018 | 24.74 | 6.66 | 1,043 | 0.88 | 1.72 | — | — | 36 |
| Year ended 3-31-2017 | 24.33 | 8.75 | 673 | 0.85 | 1.63 | — | — | 47 |
| Year ended 3-31-2016 | 22.98 | -4.70 | 373 | 0.84 | 1.47 | — | — | 56 |
| Year ended 3-31-2015 | 25.63 | 9.34 | 315 | 0.86 | 1.03 | — | — | 33 |
| Year ended 3-31-2014 | 24.36 | 16.21 | 211 | 0.88 | 0.89 | — | — | 34 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.32 | 7.16 | 10 | 0.69[4] | 1.94[4] | — | — | 21 |
| Year ended 3-31-2018 | 24.78 | 6.86 | 10 | 0.72 | 1.88 | — | — | 36 |
| Year ended 3-31-2017 | 24.37 | 8.92 | 10 | 0.70 | 1.77 | — | — | 47 |
| Year ended 3-31-2016 | 23.01 | -4.57 | 5 | 0.69 | 1.60 | — | — | 56 |
| Year ended 3-31-2015[7] | 25.66 | 8.01 | 4 | 0.70[4] | 1.29[4] | — | — | 33[8] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.23 | 6.80 | 14 | 1.43[4] | 1.20[4] | — | — | 21 |
| Year ended 3-31-2018 | 24.70 | 6.04 | 13 | 1.46 | 1.13 | — | — | 36 |
| Year ended 3-31-2017 | 24.30 | 8.12 | 14 | 1.44 | 1.04 | — | — | 47 |
| Year ended 3-31-2016 | 22.96 | -5.29 | 13 | 1.44 | 0.89 | — | — | 56 |
| Year ended 3-31-2015 | 25.65 | 8.71 | 9 | 1.46 | 0.43 | — | — | 33 |
| Year ended 3-31-2014 | 24.37 | 15.51 | 4 | 1.47 | 0.29 | — | — | 34 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.28 | 6.93 | 29 | 1.08[4] | 1.55[4] | — | — | 21 |
| Year ended 3-31-2018 | 24.75 | 6.44 | 34 | 1.12 | 1.53 | — | — | 36 |
| Year ended 3-31-2017 | 24.34 | 8.50 | 70 | 1.10 | 1.47 | — | — | 47 |
| Year ended 3-31-2016 | 22.99 | -4.95 | 124 | 1.09 | 1.16 | — | — | 56 |
| Year ended 3-31-2015 | 25.66 | 9.10 | 185 | 1.11 | 0.79 | — | — | 33 |
| Year ended 3-31-2014 | 24.38 | 15.91 | 152 | 1.13 | 0.64 | — | — | 34 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ENERGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 11.55 | $(0.04) | $ 1.53 | $ 1.49 | $ — | $— | $ — |
| Year ended 3-31-2018 | 13.30 | 0.03 | (1.74) | (1.71) | (0.04) | — | (0.04) |
| Year ended 3-31-2017 | 10.75 | (0.08) | 2.63 | 2.55 | — | — | — |
| Year ended 3-31-2016 | 14.03 | (0.03) | (3.25) | (3.28) | — | — | — |
| Year ended 3-31-2015 | 16.38 | (0.05) | (2.30) | (2.35) | — | — | — |
| Year ended 3-31-2014 | 13.74 | (0.09) | 2.73 | 2.64 | — | — | — |
| **Class B Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.48 | (0.08) | 1.39 | 1.31 | — | — | — |
| Year ended 3-31-2018 | 12.15 | (0.03) | (1.64) | (1.67) | — | — | — |
| Year ended 3-31-2017 | 9.90 | (0.18) | 2.43 | 2.25 | — | — | — |
| Year ended 3-31-2016 | 13.04 | (0.13) | (3.01) | (3.14) | — | — | — |
| Year ended 3-31-2015 | 15.35 | (0.17) | (2.14) | (2.31) | — | — | — |
| Year ended 3-31-2014 | 12.98 | (0.19) | 2.56 | 2.37 | — | — | — |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.71 | (0.08) | 1.42 | 1.34 | — | — | — |
| Year ended 3-31-2018 | 12.39 | 0.00* | (1.68) | (1.68) | — | — | — |
| Year ended 3-31-2017 | 10.08 | (0.16) | 2.47 | 2.31 | — | — | — |
| Year ended 3-31-2016 | 13.24 | (0.10) | (3.06) | (3.16) | — | — | — |
| Year ended 3-31-2015 | 15.55 | (0.13) | (2.18) | (2.31) | — | — | — |
| Year ended 3-31-2014 | 13.12 | (0.16) | 2.59 | 2.43 | — | — | — |
| **Class E Shares[8]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.85 | (0.03) | 1.57 | 1.54 | — | — | — |
| Year ended 3-31-2018 | 13.63 | 0.10 | (1.82) | (1.72) | (0.06) | — | (0.06) |
| Year ended 3-31-2017 | 10.99 | (0.05) | 2.69 | 2.64 | — | — | — |
| Year ended 3-31-2016 | 14.30 | 0.01 | (3.32) | (3.31) | — | — | — |
| Year ended 3-31-2015 | 16.65 | (0.01) | (2.34) | (2.35) | — | — | — |
| Year ended 3-31-2014 | 13.92 | (0.04) | 2.77 | 2.73 | — | — | — |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.99 | (0.02) | 1.59 | 1.57 | — | — | — |
| Year ended 3-31-2018 | 13.80 | 0.09 | (1.83) | (1.74) | (0.07) | — | (0.07) |
| Year ended 3-31-2017 | 11.11 | (0.05) | 2.74 | 2.69 | — | — | — |
| Year ended 3-31-2016 | 14.44 | 0.02 | (3.35) | (3.33) | — | — | — |
| Year ended 3-31-2015 | 16.80 | 0.02 | (2.38) | (2.36) | — | — | — |
| Year ended 3-31-2014 | 14.03 | (0.02) | 2.79 | 2.77 | — | — | — |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.05 | (0.01) | 1.59 | 1.58 | — | — | — |
| Year ended 3-31-2018 | 13.86 | 0.17 | (1.90) | (1.73) | (0.08) | — | (0.08) |
| Year ended 3-31-2017 | 11.14 | (0.02) | 2.74 | 2.72 | — | — | — |
| Year ended 3-31-2016 | 14.46 | 0.04 | (3.36) | (3.32) | — | — | — |
| Year ended 3-31-2015[9] | 18.03 | 0.03 | (3.60) | (3.57) | — | — | — |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.45 | (0.05) | 1.50 | 1.45 | — | — | — |
| Year ended 3-31-2018 | 13.20 | 0.04 | (1.77) | (1.73) | (0.02) | — | (0.02) |
| Year ended 3-31-2017 | 10.69 | (0.12) | 2.63 | 2.51 | — | — | — |
| Year ended 3-31-2016 | 13.98 | (0.05) | (3.24) | (3.29) | — | — | — |
| Year ended 3-31-2015 | 16.35 | (0.08) | (2.29) | (2.37) | — | — | — |
| Year ended 3-31-2014 | 13.74 | (0.11) | 2.72 | 2.61 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.72 | (0.03) | 1.54 | 1.51 | — | — | — |
| Year ended 3-31-2018 | 13.49 | 0.08 | (1.80) | (1.72) | (0.05) | — | (0.05) |
| Year ended 3-31-2017 | 10.89 | (0.07) | 2.67 | 2.60 | — | — | — |
| Year ended 3-31-2016 | 14.19 | (0.01) | (3.29) | (3.30) | — | — | — |
| Year ended 3-31-2015 | 16.55 | (0.04) | (2.32) | (2.36) | — | — | — |
| Year ended 3-31-2014 | 13.86 | (0.06) | 2.75 | 2.69 | — | — | — |

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) Expense ratio based on the period excluding reorganization expenses was 1.44%.
(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(7) Expense ratio based on the period excluding reorganization expenses was 2.36%.
(8) Class share is closed to investment.
(9) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.
(10) Expense ratio based on the period excluding reorganization expenses was 1.09%.
(11) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $13.04 | 12.90% | $ 214 | 1.41%[4] | -0.60%[4] | 1.50%[4] | -0.69%[4] | 15% |
| Year ended 3-31-2018 | 11.55 | -12.89 | 211 | 1.46[5] | 0.26 | 1.53 | 0.19 | 21 |
| Year ended 3-31-2017 | 13.30 | 23.72 | 158 | 1.41 | -0.59 | — | — | 39 |
| Year ended 3-31-2016 | 10.75 | -23.38 | 192 | 1.49 | -0.23 | — | — | 31 |
| Year ended 3-31-2015 | 14.03 | -14.35 | 213 | 1.48 | -0.33 | — | — | 22 |
| Year ended 3-31-2014 | 16.38 | 19.13 | 124 | 1.60 | -0.59 | — | — | 34 |
| **Class B Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.79 | 12.39 | 2 | 2.16[4] | -1.35[4] | 2.38[4] | -1.57[4] | 15 |
| Year ended 3-31-2018 | 10.48 | -13.66 | 2 | 2.38[7] | -0.25 | 2.49 | -0.36 | 21 |
| Year ended 3-31-2017 | 12.15 | 22.73 | 4 | 2.29 | -1.49 | — | — | 39 |
| Year ended 3-31-2016 | 9.90 | -24.08 | 3 | 2.36 | -1.11 | — | — | 31 |
| Year ended 3-31-2015 | 13.04 | -15.05 | 5 | 2.29 | -1.17 | — | — | 22 |
| Year ended 3-31-2014 | 15.35 | 18.26 | 5 | 2.38 | -1.37 | — | — | 34 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.05 | 12.51 | 46 | 2.11[4] | -1.30[4] | — | — | 15 |
| Year ended 3-31-2018 | 10.71 | -13.56 | 48 | 2.15 | -0.01 | 2.15 | -0.01 | 21 |
| Year ended 3-31-2017 | 12.39 | 22.92 | 87 | 2.11 | -1.31 | — | — | 39 |
| Year ended 3-31-2016 | 10.08 | -23.87 | 79 | 2.16 | -0.89 | — | — | 31 |
| Year ended 3-31-2015 | 13.24 | -14.85 | 82 | 2.09 | -0.92 | — | — | 22 |
| Year ended 3-31-2014 | 15.55 | 18.43 | 30 | 2.16 | -1.15 | — | — | 34 |
| **Class E Shares[8]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.39 | 13.00 | —* | 1.19[4] | -0.38[4] | — | — | 15 |
| Year ended 3-31-2018 | 11.85 | -12.63 | —* | 1.20 | 0.82 | — | — | 21 |
| Year ended 3-31-2017 | 13.63 | 24.02 | —* | 1.19 | -0.40 | — | — | 39 |
| Year ended 3-31-2016 | 10.99 | -23.15 | —* | 1.20 | 0.05 | — | — | 31 |
| Year ended 3-31-2015 | 14.30 | -14.11 | —* | 1.20 | -0.08 | — | — | 22 |
| Year ended 3-31-2014 | 16.65 | 19.53 | —* | 1.25 | -0.25 | — | — | 34 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.56 | 13.09 | 242 | 1.05[4] | -0.25[4] | 1.10[4] | -0.30[4] | 15 |
| Year ended 3-31-2018 | 11.99 | -12.63 | 263 | 1.11[10] | 0.76 | 1.12 | 0.75 | 21 |
| Year ended 3-31-2017 | 13.80 | 24.21 | 225 | 1.08 | -0.35 | — | — | 39 |
| Year ended 3-31-2016 | 11.11 | -23.06 | 85 | 1.10 | 0.16 | — | — | 31 |
| Year ended 3-31-2015 | 14.44 | -14.05 | 82 | 1.09 | 0.10 | — | — | 22 |
| Year ended 3-31-2014 | 16.80 | 19.74 | 14 | 1.14 | -0.12 | — | — | 34 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.63 | 13.11 | 6 | 0.94[4] | -0.13[4] | — | — | 15 |
| Year ended 3-31-2018 | 12.05 | -12.48 | 5 | 0.95 | 1.45 | — | — | 21 |
| Year ended 3-31-2017 | 13.86 | 24.42 | 12 | 0.93 | -0.18 | — | — | 39 |
| Year ended 3-31-2016 | 11.14 | -22.96 | 5 | 0.95 | 0.35 | — | — | 31 |
| Year ended 3-31-2015[9] | 14.46 | -19.80 | 2 | 0.93[4] | 0.34[4] | — | — | 22[11] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.90 | 12.75 | 25 | 1.68[4] | -0.87[4] | — | — | 15 |
| Year ended 3-31-2018 | 11.45 | -13.11 | 22 | 1.70 | 0.37 | — | — | 21 |
| Year ended 3-31-2017 | 13.20 | 23.48 | 26 | 1.67 | -0.89 | — | — | 39 |
| Year ended 3-31-2016 | 10.69 | -23.53 | 19 | 1.70 | -0.43 | — | — | 31 |
| Year ended 3-31-2015 | 13.98 | -14.50 | 15 | 1.69 | -0.53 | — | — | 22 |
| Year ended 3-31-2014 | 16.35 | 19.00 | 5 | 1.72 | -0.70 | — | — | 34 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.23 | 12.88 | 37 | 1.34[4] | -0.54[4] | — | — | 15 |
| Year ended 3-31-2018 | 11.72 | -12.78 | 42 | 1.35 | 0.71 | — | — | 21 |
| Year ended 3-31-2017 | 13.49 | 23.87 | 53 | 1.34 | -0.54 | — | — | 39 |
| Year ended 3-31-2016 | 10.89 | -23.26 | 42 | 1.36 | -0.08 | — | — | 31 |
| Year ended 3-31-2015 | 14.19 | -14.26 | 37 | 1.34 | -0.22 | — | — | 22 |
| Year ended 3-31-2014 | 16.55 | 19.41 | 18 | 1.39 | -0.38 | — | — | 34 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

## IVY LASALLE GLOBAL REAL ESTATE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.38 | $ 0.09 | $ 0.42 | $ 0.51 | $ (0.19) | $ — | $ (0.19) |
| Year ended 3-31-2018 | 10.28 | 0.24 | 0.04 | 0.28 | (0.11) | (0.07) | (0.18) |
| Year ended 3-31-2017 | 10.58 | 0.09 | (0.14) | (0.05) | (0.25) | — | (0.25) |
| Year ended 3-31-2016 | 11.15 | 0.17 | (0.41) | (0.24) | (0.13) | (0.20) | (0.33) |
| Year ended 3-31-2015 | 9.83 | 0.13 | 1.46 | 1.59 | (0.19) | (0.08) | (0.27) |
| Year ended 3-31-2014 | 10.00 | 0.11 | (0.12) | (0.01) | (0.16) | — | (0.16) |
| **Class B Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.33 | 0.06 | 0.42 | 0.48 | (0.17) | — | (0.17) |
| Year ended 3-31-2018 | 10.24 | 0.15 | 0.07 | 0.22 | (0.06) | (0.07) | (0.13) |
| Year ended 3-31-2017 | 10.56 | (0.04) | (0.12) | (0.16) | (0.16) | — | (0.16) |
| Year ended 3-31-2016 | 11.10 | 0.06 | (0.40) | (0.34) | (0.01) | (0.19) | (0.20) |
| Year ended 3-31-2015 | 9.79 | 0.01 | 1.46 | 1.47 | (0.08) | (0.08) | (0.16) |
| Year ended 3-31-2014 | 10.00 | 0.00* | (0.12) | (0.12) | (0.09) | — | (0.09) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.32 | 0.05 | 0.41 | 0.46 | (0.16) | — | (0.16) |
| Year ended 3-31-2018 | 10.24 | 0.14 | 0.06 | 0.20 | (0.05) | (0.07) | (0.12) |
| Year ended 3-31-2017 | 10.55 | (0.06) | (0.11) | (0.17) | (0.14) | — | (0.14) |
| Year ended 3-31-2016 | 11.10 | 0.04 | (0.41) | (0.37) | — | (0.18) | (0.18) |
| Year ended 3-31-2015 | 9.80 | (0.01) | 1.47 | 1.46 | (0.08) | (0.08) | (0.16) |
| Year ended 3-31-2014 | 10.00 | 0.00* | (0.11) | (0.11) | (0.09) | — | (0.09) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.41 | 0.12 | 0.42 | 0.54 | (0.20) | — | (0.20) |
| Year ended 3-31-2018 | 10.29 | 0.26 | 0.07 | 0.33 | (0.14) | (0.07) | (0.21) |
| Year ended 3-31-2017 | 10.57 | 0.03 | (0.07) | (0.04) | (0.24) | — | (0.24) |
| Year ended 3-31-2016 | 11.14 | 0.17 | (0.42) | (0.25) | (0.12) | (0.20) | (0.32) |
| Year ended 3-31-2015 | 9.82 | 0.12 | 1.46 | 1.58 | (0.18) | (0.08) | (0.26) |
| Year ended 3-31-2014 | 10.00 | 0.09 | (0.11) | (0.02) | (0.16) | — | (0.16) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | 0.11 | 0.42 | 0.53 | (0.20) | — | (0.20) |
| Year ended 3-31-2018[8] | 10.42 | 0.15 | 0.05 | 0.20 | (0.13) | (0.07) | (0.20) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.36 | 0.08 | 0.42 | 0.50 | (0.18) | — | (0.18) |
| Year ended 3-31-2018 | 10.27 | 0.18 | 0.07 | 0.25 | (0.09) | (0.07) | (0.16) |
| Year ended 3-31-2017 | 10.57 | 0.00* | (0.11) | (0.11) | (0.19) | — | (0.19) |
| Year ended 3-31-2016 | 11.12 | 0.10 | (0.41) | (0.31) | (0.04) | (0.20) | (0.24) |
| Year ended 3-31-2015 | 9.81 | 0.05 | 1.46 | 1.51 | (0.12) | (0.08) | (0.20) |
| Year ended 3-31-2014 | 10.00 | 0.04 | (0.11) | (0.07) | (0.12) | — | (0.12) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.50 | 0.10 | 0.42 | 0.52 | (0.19) | — | (0.19) |
| Year ended 3-31-2018 | 10.39 | 0.22 | 0.07 | 0.29 | (0.11) | (0.07) | (0.18) |
| Year ended 3-31-2017 | 10.64 | 0.07 | (0.07) | 0.00* | (0.25) | — | (0.25) |
| Year ended 3-31-2016 | 11.22 | 0.17 | (0.42) | (0.25) | (0.13) | (0.20) | (0.33) |
| Year ended 3-31-2015 | 9.89 | 0.12 | 1.48 | 1.60 | (0.19) | (0.08) | (0.27) |
| Year ended 3-31-2014 | 10.00 | 0.11 | (0.05) | 0.06 | (0.17) | — | (0.17) |

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) Annualized expense ratio based on the period excluding reorganization expenses was 1.51%.
(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(7) Annualized expense ratio based on the period excluding reorganization expenses was 1.05%.
(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.
(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.
(10) Ratio of expenses to average net assets excluding offering cost was 2.40%.
(11) Ratio of expenses to average net assets excluding offering cost was 2.39%.
(12) Ratio of expenses to average net assets excluding offering cost was 1.43%.
(13) Ratio of expenses to average net assets excluding offering cost was 1.99%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.70 | 5.02% | $ 8 | 1.60%[4][5] | 1.73%[4] | 1.97%[4] | 1.36%[4] | 23% |
| Year ended 3-31-2018 | 10.38 | 2.69 | 8 | 1.51 | 2.29 | 1.79 | 2.01 | 77 |
| Year ended 3-31-2017 | 10.28 | -0.45 | 12 | 1.51 | 0.91 | 2.08 | 0.34 | 49 |
| Year ended 3-31-2016 | 10.58 | -2.00 | 29 | 1.51 | 1.67 | 2.12 | 1.06 | 59 |
| Year ended 3-31-2015 | 11.15 | 16.31 | 28 | 1.51 | 1.22 | 2.14 | 0.59 | 63 |
| Year ended 3-31-2014 | 9.83 | 0.02 | 22 | 1.51 | 1.12 | 2.62 | 0.01 | 36 |
| **Class B Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 4.66 | —* | 2.21[4] | 1.12[4] | 2.46[4] | 0.87[4] | 23 |
| Year ended 3-31-2018 | 10.33 | 2.13 | —* | 2.18 | 1.42 | 2.34 | 1.26 | 77 |
| Year ended 3-31-2017 | 10.24 | -1.52 | —* | 2.54 | -0.43 | 2.60 | -0.49 | 49 |
| Year ended 3-31-2016 | 10.56 | -3.03 | —* | 2.56 | 0.62 | — | — | 59 |
| Year ended 3-31-2015 | 11.10 | 15.05 | —* | 2.66 | 0.06 | — | — | 63 |
| Year ended 3-31-2014 | 9.79 | -1.16 | —* | 2.68[10] | -0.02 | 3.14 | -0.48 | 36 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.62 | 4.61 | 1 | 2.34[4] | 0.98[4] | 2.59[4] | 0.73[4] | 23 |
| Year ended 3-31-2018 | 10.32 | 1.96 | 1 | 2.30 | 1.30 | 2.47 | 1.13 | 77 |
| Year ended 3-31-2017 | 10.24 | -1.62 | 1 | 2.66 | -0.57 | 2.72 | -0.63 | 49 |
| Year ended 3-31-2016 | 10.55 | -3.21 | 1 | 2.74 | 0.41 | — | — | 59 |
| Year ended 3-31-2015 | 11.10 | 14.92 | 1 | 2.68 | -0.09 | — | — | 63 |
| Year ended 3-31-2014 | 9.80 | -1.03 | 1 | 2.67[11] | — | 3.12 | -0.45 | 36 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.75 | 5.25 | 31 | 1.13[4][7] | 2.22[4] | 1.61[4] | 1.74[4] | 23 |
| Year ended 3-31-2018 | 10.41 | 3.20 | 28 | 1.05 | 2.48 | 1.41 | 2.12 | 77 |
| Year ended 3-31-2017 | 10.29 | -0.39 | 20 | 1.50 | 0.25 | 1.61 | 0.14 | 49 |
| Year ended 3-31-2016 | 10.57 | -2.11 | 3 | 1.59 | 1.59 | — | — | 59 |
| Year ended 3-31-2015 | 11.14 | 16.14 | 3 | 1.62 | 1.08 | — | — | 63 |
| Year ended 3-31-2014 | 9.82 | -0.13 | 2 | 1.71[12] | 0.94 | 2.16 | 0.49 | 36 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.75 | 5.25 | 26 | 1.14[4][7] | 2.17[4] | 1.40[4] | 1.91[4] | 23 |
| Year ended 3-31-2018[8] | 10.42 | 1.89 | 30 | 1.05[4] | 1.96[4] | 1.27[4] | 1.74[4] | 77[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.68 | 4.84 | —* | 1.89[4] | 1.45[4] | 2.14[4] | 1.20[4] | 23 |
| Year ended 3-31-2018 | 10.36 | 2.39 | —* | 1.81 | 1.74 | 1.97 | 1.58 | 77 |
| Year ended 3-31-2017 | 10.27 | -1.01 | —* | 2.13 | -0.05 | 2.20 | -0.12 | 49 |
| Year ended 3-31-2016 | 10.57 | -2.68 | —* | 2.20 | 0.99 | — | — | 59 |
| Year ended 3-31-2015 | 11.12 | 15.40 | 1 | 2.25 | 0.50 | — | — | 63 |
| Year ended 3-31-2014 | 9.81 | -0.67 | —* | 2.27[13] | 0.38 | 2.73 | -0.08 | 36 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.83 | 5.01 | 1 | 1.53[4] | 1.81[4] | 1.78[4] | 1.56[4] | 23 |
| Year ended 3-31-2018 | 10.50 | 2.76 | 1 | 1.46 | 2.11 | 1.62 | 1.95 | 77 |
| Year ended 3-31-2017 | 10.39 | 0.03 | 1 | 1.52 | 0.70 | 1.87 | 0.35 | 49 |
| Year ended 3-31-2016 | 10.64 | -2.08 | 1 | 1.51 | 1.63 | 1.86 | 1.28 | 59 |
| Year ended 3-31-2015 | 11.22 | 16.32 | 1 | 1.51 | 1.15 | 1.90 | 0.76 | 63 |
| Year ended 3-31-2014 | 9.89 | 0.68 | 1 | 1.51 | 1.13 | 2.37 | 0.27 | 36 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LASALLE GLOBAL-RISK MANAGED REAL ESTATE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.65 | $ 0.11 | $ 0.50 | $ 0.61 | $(0.34) | $ — | $(0.34) |
| Year ended 3-31-2018 | 10.70 | 0.28 | (0.26) | 0.02 | (0.06) | (0.01) | (0.07) |
| Year ended 3-31-2017 | 11.39 | 0.12 | (0.32) | (0.20) | (0.37) | (0.12) | (0.49) |
| Year ended 3-31-2016 | 11.06 | 0.22 | 0.35 | 0.57 | (0.13) | (0.11) | (0.24) |
| Year ended 3-31-2015 | 9.72 | 0.14 | 1.48 | 1.62 | (0.28) | — | (0.28) |
| Year ended 3-31-2014 | 10.00 | 0.13 | (0.24) | (0.11) | (0.17) | — | (0.17) |
| **Class B Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.07 | 0.49 | 0.56 | (0.31) | — | (0.31) |
| Year ended 3-31-2018 | 10.68 | 0.15 | (0.22) | (0.07) | — | (0.01) | (0.01) |
| Year ended 3-31-2017 | 11.38 | 0.03 | (0.31) | (0.28) | (0.30) | (0.12) | (0.42) |
| Year ended 3-31-2016 | 11.04 | 0.15 | 0.33 | 0.48 | (0.03) | (0.11) | (0.14) |
| Year ended 3-31-2015 | 9.70 | 0.06 | 1.46 | 1.52 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 10.00 | 0.03 | (0.23) | (0.20) | (0.10) | — | (0.10) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.07 | 0.50 | 0.57 | (0.31) | — | (0.31) |
| Year ended 3-31-2018 | 10.68 | 0.15 | (0.22) | (0.07) | — | (0.01) | (0.01) |
| Year ended 3-31-2017 | 11.38 | (0.02) | (0.26) | (0.28) | (0.30) | (0.12) | (0.42) |
| Year ended 3-31-2016 | 11.04 | 0.13 | 0.33 | 0.46 | (0.02) | (0.10) | (0.12) |
| Year ended 3-31-2015 | 9.70 | 0.05 | 1.47 | 1.52 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 10.00 | 0.03 | (0.23) | (0.20) | (0.10) | — | (0.10) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.67 | 0.13 | 0.50 | 0.63 | (0.35) | — | (0.35) |
| Year ended 3-31-2018 | 10.72 | 0.25 | (0.20) | 0.05 | (0.09) | (0.01) | (0.10) |
| Year ended 3-31-2017 | 11.39 | 0.06 | (0.23) | (0.17) | (0.38) | (0.12) | (0.50) |
| Year ended 3-31-2016 | 11.07 | 0.24 | 0.34 | 0.58 | (0.15) | (0.11) | (0.26) |
| Year ended 3-31-2015 | 9.72 | 0.15 | 1.47 | 1.62 | (0.27) | — | (0.27) |
| Year ended 3-31-2014 | 10.00 | 0.12 | (0.24) | (0.12) | (0.16) | — | (0.16) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.68 | 0.13 | 0.50 | 0.63 | (0.35) | — | (0.35) |
| Year ended 3-31-2018[8] | 10.67 | 0.13 | (0.03) | 0.10 | (0.08) | (0.01) | (0.09) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.63 | 0.09 | 0.49 | 0.58 | (0.32) | — | (0.32) |
| Year ended 3-31-2018 | 10.70 | 0.16 | (0.19) | (0.03) | (0.03) | (0.01) | (0.04) |
| Year ended 3-31-2017 | 11.39 | 0.04 | (0.28) | (0.24) | (0.33) | (0.12) | (0.45) |
| Year ended 3-31-2016 | 11.05 | 0.18 | 0.34 | 0.52 | (0.07) | (0.11) | (0.18) |
| Year ended 3-31-2015 | 9.70 | 0.09 | 1.47 | 1.56 | (0.21) | — | (0.21) |
| Year ended 3-31-2014 | 10.00 | 0.06 | (0.24) | (0.18) | (0.12) | — | (0.12) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.66 | 0.11 | 0.50 | 0.61 | (0.34) | — | (0.34) |
| Year ended 3-31-2018 | 10.71 | 0.22 | (0.20) | 0.02 | (0.06) | (0.01) | (0.07) |
| Year ended 3-31-2017 | 11.40 | 0.07 | (0.27) | (0.20) | (0.37) | (0.12) | (0.49) |
| Year ended 3-31-2016 | 11.07 | 0.23 | 0.33 | 0.56 | (0.12) | (0.11) | (0.23) |
| Year ended 3-31-2015 | 9.72 | 0.13 | 1.50 | 1.63 | (0.28) | — | (0.28) |
| Year ended 3-31-2014 | 10.00 | 0.13 | (0.24) | (0.11) | (0.17) | — | (0.17) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) Annualized expense ratio based on the period excluding reorganization expenses was 1.51%.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(7) Annualized expense ratio based on the period excluding reorganization expenses was 1.16%.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(10) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.88%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.92 | 5.75% | $ 13 | 1.59%[4][5] | 2.04%[4] | 1.91%[4] | 1.72%[4] | 19% |
| Year ended 3-31-2018 | 10.65 | 0.14 | 15 | 1.51 | 2.59 | 1.77 | 2.33 | 35 |
| Year ended 3-31-2017 | 10.70 | -1.79 | 35 | 1.51 | 1.09 | 1.63 | 0.97 | 54 |
| Year ended 3-31-2016 | 11.39 | 5.27 | 65 | 1.51 | 2.08 | 1.76 | 1.83 | 59 |
| Year ended 3-31-2015 | 11.06 | 16.77 | 43 | 1.50 | 1.31 | 1.83 | 0.98 | 53 |
| Year ended 3-31-2014 | 9.72 | -1.00 | 20 | 1.51 | 1.39 | 2.08 | 0.82 | 38 |
| **Class B Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.85 | 5.31 | 1 | 2.31[4] | 1.32[4] | 2.41[4] | 1.22[4] | 19 |
| Year ended 3-31-2018 | 10.60 | -0.65 | 1 | 2.30 | 1.40 | 2.35 | 1.35 | 35 |
| Year ended 3-31-2017 | 10.68 | -2.50 | 1 | 2.31 | 0.26 | — | — | 54 |
| Year ended 3-31-2016 | 11.38 | 4.36 | 1 | 2.33 | 1.42 | — | — | 59 |
| Year ended 3-31-2015 | 11.04 | 15.74 | 1 | 2.34 | 0.57 | — | — | 53 |
| Year ended 3-31-2014 | 9.70 | -1.92 | 1 | 2.53[10] | 0.32 | 2.58 | 0.27 | 38 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.86 | 5.38 | 3 | 2.33[4] | 1.31[4] | 2.43[4] | 1.21[4] | 19 |
| Year ended 3-31-2018 | 10.60 | -0.65 | 4 | 2.32 | 1.39 | 2.37 | 1.34 | 35 |
| Year ended 3-31-2017 | 10.68 | -2.52 | 8 | 2.29 | -0.20 | — | — | 54 |
| Year ended 3-31-2016 | 11.38 | 4.34 | 4 | 2.35 | 1.24 | — | — | 59 |
| Year ended 3-31-2015 | 11.04 | 15.72 | 3 | 2.38 | 0.43 | — | — | 53 |
| Year ended 3-31-2014 | 9.70 | -1.91 | 2 | 2.53[10] | 0.33 | 2.58 | 0.28 | 38 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.95 | 5.95 | 51 | 1.24[4][7] | 2.40[4] | 1.54[4] | 2.10[4] | 19 |
| Year ended 3-31-2018 | 10.67 | 0.43 | 60 | 1.16 | 2.31 | 1.39 | 2.08 | 35 |
| Year ended 3-31-2017 | 10.72 | -1.44 | 63 | 1.22 | 0.57 | 1.32 | 0.47 | 54 |
| Year ended 3-31-2016 | 11.39 | 5.37 | 11 | 1.39 | 2.25 | — | — | 59 |
| Year ended 3-31-2015 | 11.07 | 16.79 | 10 | 1.47 | 1.46 | — | — | 53 |
| Year ended 3-31-2014 | 9.72 | -1.09 | 8 | 1.65[11] | 1.20 | 1.70 | 1.15 | 38 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.96 | 5.95 | —* | 1.24[4][7] | 2.37[4] | 1.36[4] | 2.25[4] | 19 |
| Year ended 3-31-2018[8] | 10.68 | 0.91 | —* | 1.16[4] | 1.69[4] | 1.25[4] | 1.60[4] | 35[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.89 | 5.54 | 5 | 1.98[4] | 1.64[4] | 2.08[4] | 1.54[4] | 19 |
| Year ended 3-31-2018 | 10.63 | -0.31 | 4 | 1.91 | 1.47 | 1.96 | 1.42 | 35 |
| Year ended 3-31-2017 | 10.70 | -2.11 | 2 | 1.90 | 0.39 | — | — | 54 |
| Year ended 3-31-2016 | 11.39 | 4.78 | 2 | 1.99 | 1.66 | — | — | 59 |
| Year ended 3-31-2015 | 11.05 | 16.15 | 2 | 2.07 | 0.88 | — | — | 53 |
| Year ended 3-31-2014 | 9.70 | -1.72 | 2 | 2.26[12] | 0.60 | 2.31 | 0.55 | 38 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.93 | 5.74 | 5 | 1.58[4][5] | 2.04[4] | 1.74[4] | 1.88[4] | 19 |
| Year ended 3-31-2018 | 10.66 | 0.14 | 5 | 1.51 | 2.03 | 1.61 | 1.93 | 35 |
| Year ended 3-31-2017 | 10.71 | -1.77 | 5 | 1.50 | 0.63 | 1.56 | 0.57 | 54 |
| Year ended 3-31-2016 | 11.40 | 5.25 | 4 | 1.51 | 2.19 | 1.67 | 2.03 | 59 |
| Year ended 3-31-2015 | 11.07 | 16.87 | 5 | 1.51 | 1.26 | 1.71 | 1.06 | 53 |
| Year ended 3-31-2014 | 9.72 | -0.98 | 3 | 1.50 | 1.35 | 1.95 | 0.90 | 38 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY NATURAL RESOURCES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 14.82 | $ 0.03 | $ 0.69 | $ 0.72 | $ — | $— | $ — |
| Year ended 3-31-2018 | 14.80 | (0.03) | 0.05 | 0.02 | — | — | — |
| Year ended 3-31-2017 | 12.53 | (0.03) | 2.31 | 2.28 | (0.01) | — | (0.01) |
| Year ended 3-31-2016 | 16.13 | 0.03 | (3.63) | (3.60) | — | — | — |
| Year ended 3-31-2015 | 19.07 | 0.00* | (2.94) | (2.94) | — | — | — |
| Year ended 3-31-2014 | 17.84 | (0.02) | 1.25 | 1.23 | — | — | — |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.44 | (0.06) | 0.57 | 0.51 | — | — | — |
| Year ended 3-31-2018 | 12.57 | (0.18) | 0.05 | (0.13) | — | — | — |
| Year ended 3-31-2017 | 10.75 | (0.15) | 1.97 | 1.82 | — | — | — |
| Year ended 3-31-2016 | 13.98 | (0.11) | (3.12) | (3.23) | — | — | — |
| Year ended 3-31-2015 | 16.67 | (0.15) | (2.54) | (2.69) | — | — | — |
| Year ended 3-31-2014 | 15.73 | (0.15) | 1.09 | 0.94 | — | — | — |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.33 | 0.00* | 0.57 | 0.57 | — | — | — |
| Year ended 3-31-2018 | 12.39 | (0.12) | 0.06 | (0.06) | — | — | — |
| Year ended 3-31-2017 | 10.55 | (0.10) | 1.94 | 1.84 | — | — | — |
| Year ended 3-31-2016 | 13.67 | (0.06) | (3.06) | (3.12) | — | — | — |
| Year ended 3-31-2015 | 16.26 | (0.10) | (2.49) | (2.59) | — | — | — |
| Year ended 3-31-2014 | 15.31 | (0.11) | 1.06 | 0.95 | — | — | — |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.25 | 0.06 | 0.69 | 0.75 | — | — | — |
| Year ended 3-31-2018 | 15.15 | 0.04 | 0.06 | 0.10 | — | — | — |
| Year ended 3-31-2017 | 12.81 | 0.04 | 2.37 | 2.41 | (0.07) | — | (0.07) |
| Year ended 3-31-2016 | 16.43 | 0.09 | (3.71) | (3.62) | — | — | — |
| Year ended 3-31-2015 | 19.36 | 0.06 | (2.99) | (2.93) | — | — | — |
| Year ended 3-31-2014 | 18.06 | 0.04 | 1.26 | 1.30 | — | — | — |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.50 | 0.07 | 0.72 | 0.79 | — | — | — |
| Year ended 3-31-2018 | 15.40 | 0.05 | 0.05 | 0.10 | — | — | — |
| Year ended 3-31-2017 | 13.02 | 0.05 | 2.41 | 2.46 | (0.08) | — | (0.08) |
| Year ended 3-31-2016 | 16.69 | 0.10 | (3.77) | (3.67) | — | — | — |
| Year ended 3-31-2015 | 19.63 | 0.09 | (3.03) | (2.94) | — | — | — |
| Year ended 3-31-2014 | 18.28 | 0.07 | 1.28 | 1.35 | — | — | — |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.58 | 0.09 | 0.71 | 0.80 | — | — | — |
| Year ended 3-31-2018 | 15.44 | 0.07 | 0.07 | 0.14 | — | — | — |
| Year ended 3-31-2017 | 13.06 | 0.07 | 2.42 | 2.49 | (0.11) | — | (0.11) |
| Year ended 3-31-2016 | 16.70 | 0.13 | (3.77) | (3.64) | — | — | — |
| Year ended 3-31-2015[6] | 20.86 | 0.11 | (4.27) | (4.16) | — | — | — |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.63 | 0.02 | 0.68 | 0.70 | — | — | — |
| Year ended 3-31-2018 | 14.61 | (0.04) | 0.06 | 0.02 | — | — | — |
| Year ended 3-31-2017 | 12.37 | (0.04) | 2.28 | 2.24 | — | — | — |
| Year ended 3-31-2016 | 15.94 | 0.01 | (3.58) | (3.57) | — | — | — |
| Year ended 3-31-2015 | 18.87 | (0.02) | (2.91) | (2.93) | — | — | — |
| Year ended 3-31-2014 | 17.67 | (0.04) | 1.24 | 1.20 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.21 | 0.05 | 0.70 | 0.75 | — | — | — |
| Year ended 3-31-2018 | 15.14 | 0.01 | 0.06 | 0.07 | — | — | — |
| Year ended 3-31-2017 | 12.80 | 0.01 | 2.38 | 2.39 | (0.05) | — | (0.05) |
| Year ended 3-31-2016 | 16.45 | 0.06 | (3.71) | (3.65) | — | — | — |
| Year ended 3-31-2015 | 19.39 | 0.04 | (2.98) | (2.94) | — | — | — |
| Year ended 3-31-2014 | 18.10 | 0.02 | 1.27 | 1.29 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $15.54 | 4.79% | $ 279 | 1.57%[4] | 0.41%[4] | —% | —% | 15% |
| Year ended 3-31-2018 | 14.82 | 0.20 | 288 | 1.73 | -0.19 | — | — | 33 |
| Year ended 3-31-2017 | 14.80 | 18.19 | 329 | 1.72 | -0.22 | — | — | 64 |
| Year ended 3-31-2016 | 12.53 | -22.32 | 415 | 1.66 | 0.18 | — | — | 17 |
| Year ended 3-31-2015 | 16.13 | -15.42 | 645 | 1.57 | -0.03 | — | — | 22 |
| Year ended 3-31-2014 | 19.07 | 6.90 | 1,008 | 1.56 | -0.09 | — | — | 100 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.95 | 4.10 | 2 | 2.96[4] | -0.99[4] | — | — | 15 |
| Year ended 3-31-2018 | 12.44 | -1.03 | 3 | 2.98 | -1.50 | — | — | 33 |
| Year ended 3-31-2017 | 12.57 | 16.93 | 7 | 2.77 | -1.27 | — | — | 64 |
| Year ended 3-31-2016 | 10.75 | -23.10 | 10 | 2.65 | -0.85 | — | — | 17 |
| Year ended 3-31-2015 | 13.98 | -16.14 | 21 | 2.47 | -0.95 | — | — | 22 |
| Year ended 3-31-2014 | 16.67 | 5.98 | 40 | 2.41 | -0.95 | — | — | 100 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.90 | 4.62 | 32 | 2.01[4] | -0.03[4] | — | — | 15 |
| Year ended 3-31-2018 | 12.33 | -0.48 | 40 | 2.40 | -0.98 | — | — | 33 |
| Year ended 3-31-2017 | 12.39 | 17.44 | 100 | 2.34 | -0.84 | — | — | 64 |
| Year ended 3-31-2016 | 10.55 | -22.82 | 110 | 2.30 | -0.47 | — | — | 17 |
| Year ended 3-31-2015 | 13.67 | -15.93 | 187 | 2.20 | -0.65 | — | — | 22 |
| Year ended 3-31-2014 | 16.26 | 6.21 | 291 | 2.18 | -0.72 | — | — | 100 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.00 | 4.92 | 5 | 1.27[4] | 0.71[4] | 2.00[4] | -0.02[4] | 15 |
| Year ended 3-31-2018 | 15.25 | 0.66 | 5 | 1.27 | 0.27 | 2.15 | -0.61 | 33 |
| Year ended 3-31-2017 | 15.15 | 18.77 | 5 | 1.27 | 0.25 | 2.19 | -0.67 | 64 |
| Year ended 3-31-2016 | 12.81 | -22.03 | 4 | 1.26 | 0.59 | 2.21 | -0.36 | 17 |
| Year ended 3-31-2015 | 16.43 | -15.13 | 6 | 1.27 | 0.32 | 2.03 | -0.44 | 22 |
| Year ended 3-31-2014 | 19.36 | 7.20 | 7 | 1.27 | 0.20 | 2.12 | -0.64 | 100 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.29 | 5.03 | 143 | 1.12[4] | 0.86[4] | — | — | 15 |
| Year ended 3-31-2018 | 15.50 | 0.71 | 154 | 1.20 | 0.32 | — | — | 33 |
| Year ended 3-31-2017 | 15.40 | 18.88 | 188 | 1.19 | 0.33 | — | — | 64 |
| Year ended 3-31-2016 | 13.02 | -21.99 | 103 | 1.16 | 0.67 | — | — | 17 |
| Year ended 3-31-2015 | 16.69 | -14.98 | 174 | 1.11 | 0.47 | — | — | 22 |
| Year ended 3-31-2014 | 19.63 | 7.39 | 224 | 1.08 | 0.37 | — | — | 100 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.38 | 5.14 | 7 | 0.94[4] | 1.05[4] | — | — | 15 |
| Year ended 3-31-2018 | 15.58 | 0.91 | 6 | 1.04 | 0.46 | — | — | 33 |
| Year ended 3-31-2017 | 15.44 | 19.01 | 10 | 1.02 | 0.48 | — | — | 64 |
| Year ended 3-31-2016 | 13.06 | -21.80 | 11 | 1.00 | 0.92 | — | — | 17 |
| Year ended 3-31-2015[6] | 16.70 | -19.94 | 5 | 0.95[4] | 0.97[4] | — | — | 22[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.33 | 4.79 | 19 | 1.69[4] | 0.29[4] | — | — | 15 |
| Year ended 3-31-2018 | 14.63 | 0.14 | 21 | 1.78 | -0.26 | — | — | 33 |
| Year ended 3-31-2017 | 14.61 | 18.11 | 26 | 1.77 | -0.25 | — | — | 64 |
| Year ended 3-31-2016 | 12.37 | -22.40 | 24 | 1.75 | 0.10 | — | — | 17 |
| Year ended 3-31-2015 | 15.94 | -15.53 | 33 | 1.69 | -0.12 | — | — | 22 |
| Year ended 3-31-2014 | 18.87 | 6.79 | 43 | 1.67 | -0.20 | — | — | 100 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.96 | 4.93 | 24 | 1.34[4] | 0.63[4] | — | — | 15 |
| Year ended 3-31-2018 | 15.21 | 0.46 | 26 | 1.43 | 0.09 | — | — | 33 |
| Year ended 3-31-2017 | 15.14 | 18.63 | 32 | 1.43 | 0.08 | — | — | 64 |
| Year ended 3-31-2016 | 12.80 | -22.19 | 33 | 1.40 | 0.42 | — | — | 17 |
| Year ended 3-31-2015 | 16.45 | -15.16 | 60 | 1.35 | 0.20 | — | — | 22 |
| Year ended 3-31-2014 | 19.39 | 7.07 | 88 | 1.33 | 0.10 | — | — | 100 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SCIENCE AND TECHNOLOGY FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $65.33 | $ (0.15) | $ 8.48 | $ 8.33 | $— | $ — | $ — |
| Year ended 3-31-2018 | 56.65 | (0.36) | 13.46 | 13.10 | — | (4.42) | (4.42) |
| Year ended 3-31-2017 | 46.35 | (0.32) | 10.62 | 10.30 | — | — | — |
| Year ended 3-31-2016 | 55.95 | (0.35) | (7.99) | (8.34) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 52.71 | (0.36) | 4.77 | 4.41 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 39.79 | (0.30) | 14.54 | 14.24 | — | (1.32) | (1.32) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 54.08 | (0.38) | 7.01 | 6.63 | — | — | — |
| Year ended 3-31-2018 | 47.68 | (0.76) | 11.33 | 10.57 | — | (4.17) | (4.17) |
| Year ended 3-31-2017 | 39.32 | (0.59) | 8.95 | 8.36 | — | — | — |
| Year ended 3-31-2016 | 48.01 | (0.63) | (6.80) | (7.43) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 45.73 | (0.65) | 4.10 | 3.45 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 34.92 | (0.59) | 12.72 | 12.13 | — | (1.32) | (1.32) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 56.20 | (0.35) | 7.28 | 6.93 | — | — | — |
| Year ended 3-31-2018 | 49.39 | (0.76) | 11.74 | 10.98 | — | (4.17) | (4.17) |
| Year ended 3-31-2017 | 40.70 | (0.59) | 9.28 | 8.69 | — | — | — |
| Year ended 3-31-2016 | 49.63 | (0.63) | (7.04) | (7.67) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 47.21 | (0.65) | 4.24 | 3.59 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 35.99 | (0.58) | 13.12 | 12.54 | — | (1.32) | (1.32) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 64.88 | (0.21) | 8.41 | 8.20 | — | — | — |
| Year ended 3-31-2018 | 56.28 | (0.44) | 13.43 | 12.99 | — | (4.39) | (4.39) |
| Year ended 3-31-2017 | 46.08 | (0.33) | 10.53 | 10.20 | — | — | — |
| Year ended 3-31-2016 | 55.70 | (0.42) | (7.94) | (8.36) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 52.57 | (0.45) | 4.75 | 4.30 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 39.74 | (0.38) | 14.53 | 14.15 | — | (1.32) | (1.32) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 71.85 | (0.08) | 9.33 | 9.25 | — | — | — |
| Year ended 3-31-2018 | 61.88 | (0.26) | 14.77 | 14.51 | — | (4.54) | (4.54) |
| Year ended 3-31-2017 | 50.49 | (0.19) | 11.58 | 11.39 | — | — | — |
| Year ended 3-31-2016 | 60.64 | (0.22) | (8.67) | (8.89) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 56.87 | (0.23) | 5.17 | 4.94 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 42.72 | (0.19) | 15.66 | 15.47 | — | (1.32) | (1.32) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 72.20 | (0.01) | 9.37 | 9.36 | — | — | — |
| Year ended 3-31-2018 | 62.13 | (0.17) | 14.85 | 14.68 | — | (4.61) | (4.61) |
| Year ended 3-31-2017 | 50.62 | (0.10) | 11.61 | 11.51 | — | — | — |
| Year ended 3-31-2016 | 60.70 | (0.12) | (8.70) | (8.82) | — | (1.26) | (1.26) |
| Year ended 3-31-2015[8] | 57.21 | (0.12) | 4.78 | 4.66 | — | (1.17) | (1.17) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 63.68 | (0.27) | 8.26 | 7.99 | — | — | — |
| Year ended 3-31-2018 | 55.38 | (0.61) | 13.18 | 12.57 | — | (4.27) | (4.27) |
| Year ended 3-31-2017 | 45.45 | (0.46) | 10.39 | 9.93 | — | — | — |
| Year ended 3-31-2016 | 55.05 | (0.49) | (7.85) | (8.34) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 52.04 | (0.52) | 4.70 | 4.18 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 39.42 | (0.46) | 14.40 | 13.94 | — | (1.32) | (1.32) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 68.90 | (0.16) | 8.95 | 8.79 | — | — | — |
| Year ended 3-31-2018 | 59.54 | (0.43) | 14.21 | 13.78 | — | (4.42) | (4.42) |
| Year ended 3-31-2017 | 48.70 | (0.31) | 11.15 | 10.84 | — | — | — |
| Year ended 3-31-2016 | 58.68 | (0.34) | (8.38) | (8.72) | — | (1.26) | (1.26) |
| Year ended 3-31-2015 | 55.20 | (0.35) | 5.00 | 4.65 | — | (1.17) | (1.17) |
| Year ended 3-31-2014 | 41.60 | (0.31) | 15.23 | 14.92 | — | (1.32) | (1.32) |

(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(6) Annualized expense ratio based on the period excluding reorganization expenses was 2.03%.
(7) Annualized expense ratio based on the period excluding reorganization expenses was 1.30%.
(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.
(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.
(10) Expense ratio based on the period excluding reorganization expenses was 1.22%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $73.66 | 12.75% | $4,237 | 1.20%[4] | -0.42%[4] | —% | —% | 6% |
| Year ended 3-31-2018 | 65.33 | 23.34 | 4,018 | 1.22 | -0.56 | — | — | 22 |
| Year ended 3-31-2017 | 56.65 | 22.22 | 1,026 | 1.30 | -0.66 | — | — | 16 |
| Year ended 3-31-2016 | 46.35 | -15.10 | 1,790 | 1.28 | -0.69 | — | — | 24 |
| Year ended 3-31-2015 | 55.95 | 8.48 | 2,198 | 1.26 | -0.67 | — | — | 32 |
| Year ended 3-31-2014 | 52.71 | 35.99 | 1,998 | 1.26 | -0.63 | — | — | 35 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 60.71 | 12.28 | 46 | 2.07[4][6] | -1.29[4] | — | — | 6 |
| Year ended 3-31-2018 | 54.08 | 22.36 | 48 | 2.03 | -1.42 | — | — | 22 |
| Year ended 3-31-2017 | 47.68 | 21.26 | 48 | 2.06 | -1.41 | — | — | 16 |
| Year ended 3-31-2016 | 39.32 | -15.71 | 52 | 2.02 | -1.42 | — | — | 24 |
| Year ended 3-31-2015 | 48.01 | 7.67 | 69 | 2.01 | -1.42 | — | — | 32 |
| Year ended 3-31-2014 | 45.73 | 34.91 | 71 | 2.04 | -1.42 | — | — | 35 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 63.13 | 12.33 | 616 | 1.95[4] | -1.16[4] | — | — | 6 |
| Year ended 3-31-2018 | 56.20 | 22.44 | 608 | 1.98 | -1.38 | — | — | 22 |
| Year ended 3-31-2017 | 49.39 | 21.35 | 683 | 2.00 | -1.35 | — | — | 16 |
| Year ended 3-31-2016 | 40.70 | -15.68 | 833 | 1.97 | -1.37 | — | — | 24 |
| Year ended 3-31-2015 | 49.63 | 7.73 | 999 | 1.95 | -1.37 | — | — | 32 |
| Year ended 3-31-2014 | 47.21 | 35.02 | 776 | 1.97 | -1.34 | — | — | 35 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 73.08 | 12.64 | 36 | 1.40[4][7] | -0.61[4] | 1.49[4] | -0.70[4] | 6 |
| Year ended 3-31-2018 | 64.88 | 23.28 | 32 | 1.30 | -0.69 | 1.46 | -0.85 | 22 |
| Year ended 3-31-2017 | 56.28 | 22.13 | 25 | 1.33 | -0.67 | 1.58 | -0.92 | 16 |
| Year ended 3-31-2016 | 46.08 | -15.21 | 21 | 1.41 | -0.82 | 1.54 | -0.95 | 24 |
| Year ended 3-31-2015 | 55.70 | 8.29 | 22 | 1.43 | -0.84 | 1.55 | -0.96 | 32 |
| Year ended 3-31-2014 | 52.57 | 35.80 | 17 | 1.43 | -0.80 | 1.63 | -1.00 | 35 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 81.10 | 12.87 | 2,460 | 0.99[4] | -0.21[4] | — | — | 6 |
| Year ended 3-31-2018 | 71.85 | 23.63 | 2,235 | 1.00 | -0.37 | — | — | 22 |
| Year ended 3-31-2017 | 61.88 | 22.56 | 1,327 | 1.00 | -0.35 | — | — | 16 |
| Year ended 3-31-2016 | 50.49 | -14.84 | 1,364 | 0.97 | -0.39 | — | — | 24 |
| Year ended 3-31-2015 | 60.64 | 8.79 | 1,871 | 0.97 | -0.39 | — | — | 32 |
| Year ended 3-31-2014 | 56.87 | 36.37 | 1,411 | 0.99 | -0.36 | — | — | 35 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 81.56 | 12.97 | 93 | 0.83[4] | -0.04[4] | — | — | 6 |
| Year ended 3-31-2018 | 72.20 | 23.82 | 73 | 0.85 | -0.24 | — | — | 22 |
| Year ended 3-31-2017 | 62.13 | 22.74 | 93 | 0.85 | -0.18 | — | — | 16 |
| Year ended 3-31-2016 | 50.62 | -14.71 | 65 | 0.83 | -0.22 | — | — | 24 |
| Year ended 3-31-2015[8] | 60.70 | 8.25 | 12 | 0.82[4] | -0.32[4] | — | — | 32[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 71.67 | 12.54 | 138 | 1.57[4] | -0.79[4] | — | — | 6 |
| Year ended 3-31-2018 | 63.68 | 22.91 | 129 | 1.58 | -0.98 | — | — | 22 |
| Year ended 3-31-2017 | 55.38 | 21.85 | 108 | 1.59 | -0.94 | — | — | 16 |
| Year ended 3-31-2016 | 45.45 | -15.35 | 110 | 1.57 | -0.98 | — | — | 24 |
| Year ended 3-31-2015 | 55.05 | 8.15 | 114 | 1.57 | -0.98 | — | — | 32 |
| Year ended 3-31-2014 | 52.04 | 35.56 | 105 | 1.59 | -0.96 | — | — | 35 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 77.69 | 12.76 | 566 | 1.20[4] | -0.42[4] | 1.22[4] | -0.44[4] | 6 |
| Year ended 3-31-2018 | 68.90 | 23.33 | 554 | 1.24[10] | -0.64 | — | — | 22 |
| Year ended 3-31-2017 | 59.54 | 22.26 | 644 | 1.24 | -0.59 | — | — | 16 |
| Year ended 3-31-2016 | 48.70 | -15.04 | 754 | 1.22 | -0.63 | — | — | 24 |
| Year ended 3-31-2015 | 58.68 | 8.53 | 1,030 | 1.22 | -0.63 | — | — | 32 |
| Year ended 3-31-2014 | 55.20 | 36.02 | 1,043 | 1.24 | -0.61 | — | — | 35 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN REAL ESTATE SECURITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 22.41 | $ 0.13 | $ 1.69 | $ 1.82 | $ (0.12) | $ — | $ (0.12) |
| Year ended 3-31-2018 | 25.94 | 0.39 | (0.82) | (0.43) | (0.18) | (2.92) | (3.10) |
| Year ended 3-31-2017 | 28.60 | 0.24 | (0.26) | (0.02) | (0.35) | (2.29) | (2.64) |
| Year ended 3-31-2016 | 29.38 | 0.33 | 0.52 | 0.85 | (0.29) | (1.34) | (1.63) |
| Year ended 3-31-2015 | 24.35 | 0.21 | 5.86 | 6.07 | (0.17) | (0.87) | (1.04) |
| Year ended 3-31-2014 | 23.73 | 0.16 | 0.69 | 0.85 | (0.23) | — | (0.23) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.54 | 0.01 | 1.62 | 1.63 | (0.01) | — | (0.01) |
| Year ended 3-31-2018 | 25.11 | 0.14 | (0.79) | (0.65) | — | (2.92) | (2.92) |
| Year ended 3-31-2017 | 27.80 | (0.03) | (0.23) | (0.26) | (0.14) | (2.29) | (2.43) |
| Year ended 3-31-2016 | 28.58 | 0.11 | 0.48 | 0.59 | (0.03) | (1.34) | (1.37) |
| Year ended 3-31-2015 | 23.77 | (0.03) | 5.67 | 5.64 | — | (0.83) | (0.83) |
| Year ended 3-31-2014 | 23.17 | (0.06) | 0.66 | 0.60 | — | — | — |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.90 | 0.04 | 1.66 | 1.70 | (0.04) | — | (0.04) |
| Year ended 3-31-2018 | 25.45 | 0.23 | (0.84) | (0.61) | (0.02) | (2.92) | (2.94) |
| Year ended 3-31-2017 | 28.15 | (0.01) | (0.21) | (0.22) | (0.19) | (2.29) | (2.48) |
| Year ended 3-31-2016 | 28.92 | 0.13 | 0.52 | 0.65 | (0.08) | (1.34) | (1.42) |
| Year ended 3-31-2015 | 24.02 | 0.00* | 5.78 | 5.78 | (0.01) | (0.87) | (0.88) |
| Year ended 3-31-2014 | 23.42 | 0.00* | 0.67 | 0.67 | (0.07) | — | (0.07) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.41 | 0.14 | 1.69 | 1.83 | (0.13) | — | (0.13) |
| Year ended 3-31-2018 | 25.94 | 0.34 | (0.77) | (0.43) | (0.18) | (2.92) | (3.10) |
| Year ended 3-31-2017 | 28.60 | 0.12 | (0.15) | (0.03) | (0.34) | (2.29) | (2.63) |
| Year ended 3-31-2016 | 29.37 | 0.30 | 0.54 | 0.84 | (0.27) | (1.34) | (1.61) |
| Year ended 3-31-2015 | 24.35 | 0.13 | 5.87 | 6.00 | (0.11) | (0.87) | (0.98) |
| Year ended 3-31-2014 | 23.72 | 0.13 | 0.70 | 0.83 | (0.20) | — | (0.20) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.57 | 0.18 | 1.70 | 1.88 | (0.17) | — | (0.17) |
| Year ended 3-31-2018 | 26.11 | 0.41 | (0.74) | (0.33) | (0.29) | (2.92) | (3.21) |
| Year ended 3-31-2017 | 28.75 | 0.13 | (0.05) | 0.08 | (0.43) | (2.29) | (2.72) |
| Year ended 3-31-2016 | 29.53 | 0.44 | 0.54 | 0.98 | (0.42) | (1.34) | (1.76) |
| Year ended 3-31-2015 | 24.50 | 0.32 | 5.90 | 6.22 | (0.32) | (0.87) | (1.19) |
| Year ended 3-31-2014 | 23.85 | 0.28 | 0.69 | 0.97 | (0.32) | — | (0.32) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.59 | 0.20 | 1.71 | 1.91 | (0.19) | — | (0.19) |
| Year ended 3-31-2018 | 26.15 | 0.63 | (0.92) | (0.29) | (0.35) | (2.92) | (3.27) |
| Year ended 3-31-2017 | 28.78 | 0.29 | (0.16) | 0.13 | (0.47) | (2.29) | (2.76) |
| Year ended 3-31-2016 | 29.56 | 0.50 | 0.52 | 1.02 | (0.46) | (1.34) | (1.80) |
| Year ended 3-31-2015[6] | 26.13 | 0.20 | 4.34 | 4.54 | (0.24) | (0.87) | (1.11) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.39 | 0.11 | 1.68 | 1.79 | (0.10) | — | (0.10) |
| Year ended 3-31-2018 | 25.92 | 0.36 | (0.85) | (0.49) | (0.12) | (2.92) | (3.04) |
| Year ended 3-31-2017 | 28.59 | 0.09 | (0.17) | (0.08) | (0.30) | (2.29) | (2.59) |
| Year ended 3-31-2016 | 29.37 | 0.31 | 0.49 | 0.80 | (0.24) | (1.34) | (1.58) |
| Year ended 3-31-2015 | 24.35 | 0.20 | 5.81 | 6.01 | (0.12) | (0.87) | (0.99) |
| Year ended 3-31-2014 | 23.73 | 0.15 | 0.68 | 0.83 | (0.21) | — | (0.21) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.44 | 0.15 | 1.69 | 1.84 | (0.14) | — | (0.14) |
| Year ended 3-31-2018 | 25.97 | 0.40 | (0.79) | (0.39) | (0.22) | (2.92) | (3.14) |
| Year ended 3-31-2017 | 28.62 | 0.24 | (0.21) | 0.03 | (0.39) | (2.29) | (2.68) |
| Year ended 3-31-2016 | 29.40 | 0.40 | 0.51 | 0.91 | (0.35) | (1.34) | (1.69) |
| Year ended 3-31-2015 | 24.39 | 0.28 | 5.84 | 6.12 | (0.24) | (0.87) | (1.11) |
| Year ended 3-31-2014 | 23.75 | 0.24 | 0.68 | 0.92 | (0.28) | — | (0.28) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 24.11 | 8.14% | $ 180 | 1.45%[4] | 1.12%[4] | 1.55%[4] | 1.02%[4] | 33% |
| Year ended 3-31-2018 | 22.41 | -2.58 | 189 | 1.42 | 1.51 | 1.52 | 1.41 | 68 |
| Year ended 3-31-2017 | 25.94 | 0.02 | 261 | 1.43 | 0.87 | 1.53 | 0.77 | 77 |
| Year ended 3-31-2016 | 28.60 | 3.41 | 507 | 1.47 | 1.22 | 1.57 | 1.12 | 66 |
| Year ended 3-31-2015 | 29.38 | 25.19 | 543 | 1.46 | 0.78 | 1.56 | 0.68 | 48 |
| Year ended 3-31-2014 | 24.35 | 3.65 | 384 | 1.56 | 0.67 | 1.66 | 0.57 | 73 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.16 | 7.54 | 2 | 2.46[4] | 0.06[4] | 2.56[4] | -0.04[4] | 33 |
| Year ended 3-31-2018 | 21.54 | -3.48 | 2 | 2.39 | 0.57 | 2.49 | 0.47 | 68 |
| Year ended 3-31-2017 | 25.11 | -0.88 | 3 | 2.34 | -0.10 | 2.44 | -0.20 | 77 |
| Year ended 3-31-2016 | 27.80 | 2.48 | 5 | 2.37 | 0.41 | 2.47 | 0.31 | 66 |
| Year ended 3-31-2015 | 28.58 | 23.95 | 6 | 2.41 | -0.10 | 2.51 | -0.20 | 48 |
| Year ended 3-31-2014 | 23.77 | 2.59 | 6 | 2.61 | -0.28 | 2.71 | -0.38 | 73 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.56 | 7.70 | 6 | 2.19[4] | 0.32[4] | 2.29[4] | 0.22[4] | 33 |
| Year ended 3-31-2018 | 21.90 | -3.26 | 8 | 2.19 | 0.93 | 2.29 | 0.83 | 68 |
| Year ended 3-31-2017 | 25.45 | -0.72 | 15 | 2.16 | -0.02 | 2.26 | -0.12 | 77 |
| Year ended 3-31-2016 | 28.15 | 2.67 | 19 | 2.18 | 0.48 | 2.28 | 0.38 | 66 |
| Year ended 3-31-2015 | 28.92 | 24.27 | 21 | 2.18 | 0.01 | 2.28 | -0.09 | 48 |
| Year ended 3-31-2014 | 24.02 | 2.90 | 14 | 2.27 | 0.02 | 2.37 | -0.08 | 73 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.11 | 8.11 | 3 | 1.42[4] | 1.16[4] | 1.80[4] | 0.78[4] | 33 |
| Year ended 3-31-2018 | 22.41 | -2.54 | 3 | 1.43 | 1.34 | 1.79 | 0.98 | 68 |
| Year ended 3-31-2017 | 25.94 | — | 4 | 1.45 | 0.44 | 1.79 | 0.10 | 77 |
| Year ended 3-31-2016 | 28.60 | 3.36 | 4 | 1.52 | 1.11 | 1.87 | 0.76 | 66 |
| Year ended 3-31-2015 | 29.37 | 24.88 | 4 | 1.67 | 0.49 | 1.93 | 0.23 | 48 |
| Year ended 3-31-2014 | 24.35 | 3.58 | 2 | 1.67 | 0.54 | 2.15 | 0.06 | 73 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.28 | 8.33 | 171 | 1.07[4] | 1.50[4] | 1.17[4] | 1.40[4] | 33 |
| Year ended 3-31-2018 | 22.57 | -2.17 | 173 | 1.06 | 1.60 | 1.16 | 1.50 | 68 |
| Year ended 3-31-2017 | 26.11 | 0.39 | 208 | 1.05 | 0.45 | 1.15 | 0.35 | 77 |
| Year ended 3-31-2016 | 28.75 | 3.86 | 13 | 1.03 | 1.58 | 1.13 | 1.48 | 66 |
| Year ended 3-31-2015 | 29.53 | 25.74 | 13 | 1.02 | 1.18 | 1.12 | 1.08 | 48 |
| Year ended 3-31-2014 | 24.50 | 4.20 | 9 | 1.02 | 1.18 | 1.12 | 1.08 | 73 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.31 | 8.44 | 1 | 0.91[4] | 1.66[4] | 1.01[4] | 1.56[4] | 33 |
| Year ended 3-31-2018 | 22.59 | -2.04 | 1 | 0.89 | 2.38 | 0.99 | 2.28 | 68 |
| Year ended 3-31-2017 | 26.15 | 0.56 | 3 | 0.87 | 1.04 | 0.97 | 0.94 | 77 |
| Year ended 3-31-2016 | 28.78 | 4.02 | 3 | 0.87 | 1.83 | 0.97 | 1.73 | 66 |
| Year ended 3-31-2015[6] | 29.56 | 17.66 | 4 | 0.86[4] | 1.10[4] | 0.96[4] | 1.00[4] | 48[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.08 | 8.04 | 1 | 1.66[4] | 0.94[4] | 1.76[4] | 0.84[4] | 33 |
| Year ended 3-31-2018 | 22.39 | -2.79 | 1 | 1.66 | 1.40 | 1.76 | 1.30 | 68 |
| Year ended 3-31-2017 | 25.92 | -0.18 | 2 | 1.64 | 0.33 | 1.74 | 0.23 | 77 |
| Year ended 3-31-2016 | 28.59 | 3.21 | 2 | 1.65 | 1.13 | 1.75 | 1.03 | 66 |
| Year ended 3-31-2015 | 29.37 | 24.92 | 2 | 1.64 | 0.72 | 1.74 | 0.62 | 48 |
| Year ended 3-31-2014 | 24.35 | 3.58 | 1 | 1.66 | 0.62 | 1.76 | 0.52 | 73 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.14 | 8.22 | 97 | 1.28[4] | 1.30[4] | 1.38[4] | 1.20[4] | 33 |
| Year ended 3-31-2018 | 22.44 | -2.42 | 98 | 1.27 | 1.57 | 1.37 | 1.47 | 68 |
| Year ended 3-31-2017 | 25.97 | 0.19 | 129 | 1.26 | 0.86 | 1.36 | 0.76 | 77 |
| Year ended 3-31-2016 | 28.62 | 3.62 | 152 | 1.26 | 1.46 | 1.36 | 1.36 | 66 |
| Year ended 3-31-2015 | 29.40 | 25.41 | 180 | 1.26 | 1.05 | 1.36 | 0.95 | 48 |
| Year ended 3-31-2014 | 24.39 | 3.97 | 143 | 1.27 | 1.03 | 1.37 | 0.93 | 73 |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund, Ivy Natural Resources Fund, Ivy Science and Technology Fund and Ivy Securian Real Estate Securities Fund (formerly known as Ivy Advantus Real Estate Securities Fund) (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In March 2017, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), ASU 2017-08 which provides guidance related to the amortization period for certain purchased callable debt securities held at a premium. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 which changes the fair value measurement disclosure requirements of ASC 820. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In October 2018, the Securities Exchange Commission ("Commission") adopted amendments to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other Commission disclosure requirements, U.S. GAAP, or changes in the information environment. We are also referring certain Commission disclosure requirements that overlap with, but require information incremental to, U.S. GAAP to the FASB for potential incorporation into U.S. GAAP. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The amendments are effective November 2018. Management is currently evaluating the implication of these amendments and their impact to the Funds' financial statements and related disclosures.

**Subsequent Events.** The Board approved a Reorganization Plan, in which the Ivy Global Income Allocation Fund and Ivy LaSalle Global Risk-Managed Real Estate Fund (the "Target Funds") were reorganized into Ivy Asset Strategy Fund and Ivy LaSalle Global Real Estate Fund (the "Acquiring Funds"), respectively. This means that the Acquiring Funds received all of the assets and liabilities of the corresponding Target Fund in exchange for shares of the Acquiring Fund. Each Target Fund, in turn, distributed those Acquiring Fund shares to its shareholders in liquidation and shareholders of a Target Fund became shareholders of the corresponding Acquiring Fund. The reorganization was effective November 5, 2018.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Bullion.** The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Overdraft due to custodian.** Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

**Restricted Securities.** Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

**Forward Foreign Currency Contracts.** Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Natural Resources Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Science and Technology Fund purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

**Collateral and rights of offset.** A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2018:

### Assets

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| Ivy Natural Resources Fund | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $ 600 | $— | $ 600 | $(195) | $ (300) | $— | $105 |
| Ivy Science and Technology Fund | | | | | | | |
| Investments in unaffiliated securities at value* | $11,134 | $— | $11,134 | $ — | $(10,590) | $— | $544 |

\* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

### Liabilities

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | Net Amount Payable |
| Ivy Natural Resources Fund | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $285 | $— | $285 | $(195) | $— | $— | $90 |

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2018:

| Fund | Type of Risk Exposure | Assets Statement of Assets & Liabilities Location | Value | Liabilities Statement of Assets & Liabilities Location | Value |
|---|---|---|---|---|---|
| Ivy Natural Resources Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | $ 477 | Unrealized depreciation on forward foreign currency contracts | $226 |
| Ivy Science and Technology Fund | Equity | Investments in unaffiliated securities at value* | 11,134 | | — |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2018:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Ivy Natural Resources Fund | Foreign currency | $ — | $— | $— | $ — | $4,227 | $4,227 |
| Ivy Science and Technology Fund | Equity | (3,158) | — | — | 2,174 | — | (984) |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2018:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
|---|---|---|---|---|---|---|---|
| Ivy Natural Resources Fund | Foreign currency | $ — | $— | $— | $ — | $140 | $ 140 |
| Ivy Science and Technology Fund | Equity | 11,997 | — | — | 7,917 | — | 19,914 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2018, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
|---|---|---|---|---|---|---|
| Ivy Natural Resources Fund . . . . . . . . . . . . . . . . | $1,238 | $— | $— | $— | $ — | $ — |
| Ivy Science and Technology Fund . . . . . . . . . . . | — | — | — | — | 5,448 | 4,999 |

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

## 5. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Fund. The Subsidiary and the Company act as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2018 of the Subsidiary and the Company to the Fund (amounts in thousands).

| Subsidiary/Company | Date of Incorporation | Subscription Agreement | Fund Net Assets | Subsidiary Net Assets | Percentage of Fund Net Assets |
|---|---|---|---|---|---|
| Ivy ASF II, Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1-31-13 | 4-10-13 | $3,130,596 | $145,922 | 4.66% |
| Ivy ASF III (SBP), LLC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4-9-13 | 4-23-13 | 3,130,596 | 5,747 | 0.18% |

## 6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $8,000M | $8,000 to $10,000M | $10,000 to $13,000M | $13,000 to $28,000M | $28,000 to $53,000M | Over $53,000M |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund . . . . | 0.700% | 0.700% | 0.650% | 0.600% | 0.550% | 0.550% | 0.550% | 0.550% | 0.550% | 0.545% | 0.540% |
| Ivy Balanced Fund . . . . | 0.700 | 0.700 | 0.650 | 0.600 | 0.550 | 0.540 | 0.540 | 0.530 | 0.530 | 0.530 | 0.530 |
| Ivy Energy Fund . . . . | 0.850 | 0.850 | 0.830 | 0.800 | 0.760 | 0.750 | 0.750 | 0.740 | 0.740 | 0.740 | 0.740 |
| Ivy LaSalle Global Real Estate Fund . . . . | 0.950 | 0.950 | 0.920 | 0.870 | 0.840 | 0.820 | 0.820 | 0.800 | 0.800 | 0.800 | 0.800 |
| Ivy LaSalle Global Risk-Managed Real Estate Fund . . . . | 0.950 | 0.950 | 0.920 | 0.870 | 0.840 | 0.820 | 0.820 | 0.800 | 0.800 | 0.800 | 0.800 |
| Ivy Natural Resources Fund . . . . | 0.850 | 0.850 | 0.830 | 0.800 | 0.760 | 0.730 | 0.730 | 0.700 | 0.700 | 0.700 | 0.700 |
| Ivy Science and Technology Fund . . . . | 0.850 | 0.850 | 0.830 | 0.800 | 0.760 | 0.760 | 0.755 | 0.755 | 0.750 | 0.750 | 0.750 |
| Ivy Securian Real Estate Securities Fund . . . . | 0.900 | 0.900 | 0.870 | 0.840 | 0.800 | 0.760 | 0.760 | 0.720 | 0.720 | 0.720 | 0.720 |

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2018.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser to Ivy LaSalle Global Real Estate Fund and Ivy LaSalle Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate .............. | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares.** Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

**Class B and Class C Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Class Y Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the period ended September 30, 2018, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC Class A | Class B | Class C | Class E | Commissions Paid[1] |
|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | $ 165 | $—* | $26 | $ 9 | $ — | $ 156 |
| Ivy Balanced Fund | 457 | 1 | 15 | 9 | — | 412 |
| Ivy Energy Fund | 103 | —* | —* | 1 | — | 85 |
| Ivy LaSalle Global Real Estate Fund | 4 | —* | —* | —* | N/A | 4 |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | 4 | — | — | —* | N/A | 4 |
| Ivy Natural Resources Fund | 75 | —* | 1 | —* | — | 60 |
| Ivy Science and Technology Fund | 1,258 | 1 | 16 | 9 | — | 1,143 |
| Ivy Securian Real Estate Securities Fund | 50 | —* | 1 | —* | — | 41 |

\* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Expense Reimbursements and/or Waivers.** IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2018 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.00% | $49 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Balanced Fund | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Energy Fund | Class A | Contractual | 10-16-2017 | 7-31-2020 | 1.41% | $99 | 12b-1 Fees and/or Shareholder Servicing |
| | Class B | Contractual | 10-16-2017 | 7-31-2020 | 2.29% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 10-16-2017 | 7-31-2020 | 2.11% | $ — | N/A |
| | Class I | Contractual | 10-16-2017 | 7-31-2020 | 0.99%(1) | $ 61 | Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy LaSalle Global Real Estate Fund | All Classes | Contractual | 1-12-2017 | 7-31-2019 | N/A | $89(2) | Investment Management Fee |
| | Class A | Contractual | 4-1-2013 | 7-31-2019 | 1.51% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 1-12-2017 | 7-31-2019 | 1.05% | $33 | Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2019 | 1.05% | $ 1 | Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 4-1-2013 | 7-31-2019 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy LaSalle Global Risk-Managed Real Estate Fund | All Classes | Contractual | 1-12-2017 | 7-31-2019 | N/A | $ 42[2] | Investment Management Fee |
| | Class A | Contractual | 4-1-2013 | 7-31-2019 | 1.51% | $ 15 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 8-1-2016 | 7-31-2019 | 1.16% | $ 54 | Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ —* | Shareholder Servicing |
| | Class Y | Contractual | 4-1-2013 | 7-31-2019 | Not to exceed Class A | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Natural Resources Fund | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.27% | $ 17 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Science and Technology Fund | Class B | Contractual | 2-26-2018 | 7-31-2020 | 2.03% | $ — | N/A |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.30% | $ 15 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ 29 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Securian Real Estate Securities Fund | All Classes | Contractual | 12-3-2012 | 7-31-2019 | N/A | $238[3] | Investment Management Fee |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.42%[4] | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |

*   Not shown due to rounding.

(1) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.08%.

(2) Due to Class A, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2019.

(4) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.43%.

Ivy Balanced Fund and Ivy Energy Fund were reimbursed $181 and $4, respectively, for reorganization fees incurred in each Fund's previous fiscal year.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2018.

## 8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2018 follows:

| | 3-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Distributions Received | 9-30-18 Share Balance | 9-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **Ivy Asset Strategy Fund** | | | | | | | | |
| Media Group Holdings LLC, Series H[1] | 640 | $ — | $ — | $ — | $ — | 640 | $ —* | $ (2,640) |
| Media Group Holdings LLC, Series T[1] | 80 | — | — | — | — | 80 | 5,741 | 1,702 |
| | | | | $ — | $ — | | $ 5,741 | $ (938) |

| | 3-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Distributions Received | 9-30-18 Share Balance | 9-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **Ivy Science and Technology Fund** | | | | | | | | |
| ACI Worldwide, Inc.[1] | 12,076 | $ — | $ (8,152) | $ 2,215 | $ — | 11,673 | $ 328,470 | $ 50,188 |
| Aspen Technology, Inc.[1] | 4,288 | — | (3,039) | 26,296 | — | 3,978 | 453,167 | 117,927 |
| Cypress Semiconductor Corp. | 18,433 | 7,058 | — | — | 4,102 | 18,856 | 273,222 | (46,456) |
| Euronet Worldwide, Inc.[1] | 3,558 | — | — | — | — | 3,558 | 356,561 | 75,781 |
| Evogene Ltd.[1] | 2,620 | — | — | — | — | 2,620 | 8,096 | (223) |
| Marrone Bio Innovations, Inc.[1] | 4,435 | 20,169 | — | — | — | 23,285 | 42,612 | 13,950 |
| Marrone Bio Innovations, Inc.[1] | 18,850 | — | (20,169) | — | — | N/A | N/A | (15,922) |
| Marrone Bio Innovations, Inc., expires 12-31-20 | 3,770 | — | — | — | — | 3,770 | 2,187 | (319) |
| Marrone Bio Innovations, Inc., expires 8-20-23 | 3,770 | — | — | — | — | 3,770 | —* | (17) |
| Rambus, Inc.[1] | 10,160 | — | (19,342) | 4,924 | — | 8,332 | 90,903 | (26,204) |
| Switch, Inc., Class A | 2,580 | — | (54,125) | (19,927) | 57 | N/A | N/A | 13,078 |
| WNS (Holdings) Ltd. ADR[1] | 8,010 | — | (17,592) | 24,961 | — | 7,174 | 364,100 | 18,609 |
| | | | | $38,469 | $4,159 | | $1,919,318 | $200,392 |

| | 3-31-18 Principal Balance | | | | Interest Received | 9-30-18 Principal Balance | | Net Change in Unrealized Depreciation |
|---|---|---|---|---|---|---|---|---|
| Marrone Bio Innovations, Inc., 8.000%, 8-20-20 | $ 4,713 | $ — | $ — | $ — | $ 187 | $ 4,713 | $ 4,590 | $ (98) |

\* Not shown due to rounding.

(1) No dividends were paid during the preceding 12 months.

## 9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2018, were as follows:

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Asset Strategy Fund | $ — | $ 991,064 | $45,551 | $1,201,927 |
| Ivy Balanced Fund | 86,433 | 517,824 | 8,859 | 901,137 |
| Ivy Energy Fund | — | 89,622 | — | 178,322 |
| Ivy LaSalle Global Real Estate Fund | — | 15,935 | — | 19,513 |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | — | 15,594 | — | 30,060 |
| Ivy Natural Resources Fund | — | 78,205 | — | 134,753 |
| Ivy Science and Technology Fund | — | 445,690 | — | 900,783 |
| Ivy Securian Real Estate Securities Fund | — | 155,644 | — | 204,249 |

## 10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2018:

| Fund | Market Value of Securities on Loan | Cash Collateral Received | Non-Cash Collateral Received | Total Collateral Received |
|---|---|---|---|---|
| Ivy Asset Strategy Fund | $ 41,007 | $ 40,379 | $ 1,655 | $ 42,034 |
| Ivy Balanced Fund | 13,196 | 13,501 | — | 13,501 |
| Ivy Energy Fund | 8,702 | 3,910 | 4,985 | 8,895 |
| Ivy Science and Technology Fund | 236,969 | 177,249 | 64,952 | 242,201 |

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

## 11. PAYMENTS FROM AFFILIATES

In connection with the settlement of a derivative complaint initially filed against Ivy Investment Management Company, Waddell & Reed Investment Management Company, and certain current and former members of the Board of Trustees of Ivy Funds and the Board of Trustees of Waddell & Reed Advisors Funds (collectively, the "Trusts"), purportedly on behalf of the Trusts, defendants agreed to pay $19.9 million, for the benefit of Ivy Asset Strategy Fund in full settlement of all claims raised. In the action, Plaintiffs alleged generally that the Ivy Asset Strategy Fund and the Waddell & Reed Advisors Asset Strategy Fund (collectively, the "Funds"), made investments that did not comply with the Funds' prospectuses. Plaintiffs also asserted that defendants breached their fiduciary duties to monitor and supervise the Funds' investments. The lawsuit asserted a claim for breach of fiduciary duties against all defendants and a claim for breach of contract against the two named management companies. At the time of resolution, all claims related to the Waddell & Reed Asset Strategy Fund had been dismissed by the court, leaving only claims related to the Ivy Asset Strategy Fund pending. Although defendants denied any and all liability with respect to the allegations, all parties determined that settlement was in the best interest of the Ivy Asset Strategy Fund and its shareholders. Ivy Asset Strategy Fund shareholders of record as of April 16, 2018, the date the court preliminarily approved the settlement, received court approved notification of the settlement. Following the notification and a final approval hearing, on July 30, 2018, the court granted final approval of the settlement. Consistent with the terms of the settlement entered into by the parties, the Ivy Asset Strategy Fund received a settlement payment in the amount of $13,805,235 on September 21, 2018, representing the settlement amount, less court approved attorneys' fees and administrative costs of notice to shareholders.

## 12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Asset Strategy Fund | | | | Ivy Balanced Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 5,755 | $ 141,096 | 14,617 | $ 354,511 | 2,609 | $ 66,707 | 4,930 | $ 123,846 |
| Class B | 10 | 217 | 26 | 592 | 20 | 490 | 91 | 2,222 |
| Class C | 319 | 7,385 | 870 | 19,210 | 322 | 8,182 | 1,142 | 28,064 |
| Class E | 60 | 1,459 | 147 | 3,455 | — | — | — | — |
| Class I | 3,626 | 89,861 | 5,066 | 120,971 | 3,021 | 77,319 | 5,683 | 141,027 |
| Class N | 85 | 2,127 | 87 | 2,098 | 77 | 1,968 | 557 | 13,931 |
| Class R | 122 | 2,952 | 262 | 6,001 | 41 | 1,046 | 85 | 2,119 |
| Class Y | 701 | 16,933 | 415 | 9,709 | 125 | 3,171 | 232 | 5,744 |
| **Shares issued in connection with merger:** | | | | | | | | |
| Class A | N/A | N/A | N/A | N/A | N/A | N/A | 31,254 | 787,218 |
| Class B | N/A | N/A | N/A | N/A | N/A | N/A | 100 | 2,492 |
| Class C | N/A | N/A | N/A | N/A | N/A | N/A | 419 | 10,458 |
| Class E | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | N/A | N/A | N/A | N/A | 21,053 | 530,401 |
| Class N | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 413 | 10,179 | 1,326 | 31,108 | 351 | 9,116 | 1,075 | 26,512 |
| Class B | 10 | 220 | 99 | 2,178 | 5 | 117 | 79 | 1,933 |
| Class C | 120 | 2,806 | 1,205 | 26,811 | 46 | 1,200 | 783 | 19,160 |
| Class E | 13 | 323 | 48 | 1,123 | —* | 2 | —* | 9 |
| Class I | 237 | 5,916 | 816 | 19,379 | 291 | 7,544 | 1,036 | 25,548 |
| Class N | 1 | 33 | 3 | 64 | 4 | 90 | 20 | 490 |
| Class R | 10 | 250 | 50 | 1,172 | 2 | 59 | 20 | 487 |
| Class Y | 54 | 1,334 | 219 | 5,164 | 7 | 187 | 72 | 1,774 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (8,336) | (203,919) | (19,989) | (463,977) | (6,208) | (158,435) | (10,125) | (251,446) |
| Class B | (964) | (22,157) | (3,148) | (68,550) | (373) | (9,393) | (1,077) | (26,452) |
| Class C | (9,513) | (220,332) | (36,553) | (813,846) | (3,411) | (86,274) | (11,908) | (294,231) |
| Class E | (145) | (3,572) | (381) | (8,857) | — | — | — | — |
| Class I | (4,214) | (104,552) | (23,293) | (535,987) | (8,283) | (211,319) | (13,319) | (331,140) |
| Class N | (27) | (665) | (604) | (14,465) | (86) | (2,194) | (595) | (14,941) |
| Class R | (324) | (7,835) | (1,070) | (24,491) | (63) | (1,595) | (137) | (3,410) |
| Class Y | (1,087) | (26,691) | (4,197) | (97,153) | (412) | (10,540) | (1,822) | (45,334) |
| Net increase (decrease) | (13,074) | $(306,632) | (63,979) | $(1,423,780) | (11,915) | $(302,552) | 29,648 | $756,481 |

\* Not shown due to rounding.

| | Ivy Energy Fund | | | | Ivy LaSalle Global Real Estate Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 1,225 | $ 15,757 | 3,284 | $ 38,678 | 45 | $ 488 | 158 | $ 1,662 |
| Class B | 4 | 43 | 22 | 228 | — | — | — | — |
| Class C | 139 | 1,653 | 462 | 4,958 | 2 | 23 | 4 | 46 |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | 3,044 | 40,792 | 8,226 | 99,568 | 616 | 6,590 | 6,458 | 67,215 |
| Class N | 134 | 1,794 | 487 | 5,934 | 56 | 600 | 4,946 | 51,614 |
| Class R | 344 | 4,395 | 665 | 7,867 | —* | 4 | 1 | 8 |
| Class Y | 590 | 7,658 | 2,325 | 26,232 | — | — | 1 | 10 |
| Shares issued in connection with merger: | | | | | | | | |
| Class A | N/A | N/A | 10,936 | 122,408 | N/A | N/A | N/A | N/A |
| Class B | N/A | N/A | 28 | 281 | N/A | N/A | N/A | N/A |
| Class C | N/A | N/A | 192 | 1,999 | N/A | N/A | N/A | N/A |
| Class E | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 6,842 | 79,612 | N/A | N/A | N/A | N/A |
| Class N | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | — | — | 59 | 675 | 13 | 142 | 14 | 154 |
| Class B | — | — | N/A | — | — | — | —* | 1 |
| Class C | — | — | N/A | — | 1 | 6 | 1 | 5 |
| Class E | — | — | —* | 1 | N/A | N/A | N/A | N/A |
| Class I | — | — | 119 | 1,404 | 50 | 529 | 42 | 456 |
| Class N | — | — | 3 | 34 | 53 | 563 | 53 | 569 |
| Class R | — | — | 3 | 32 | — | — | — | — |
| Class Y | — | — | 14 | 162 | — | — | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (3,099) | (39,396) | (7,827) | (90,276) | (114) | (1,217) | (495) | (5,201) |
| Class B | (38) | (439) | (160) | (1,677) | —* | (2) | (7) | (67) |
| Class C | (741) | (8,720) | (3,189) | (34,412) | (5) | (58) | (20) | (208) |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | (7,233) | (95,377) | (9,464) | (113,106) | (430) | (4,612) | (5,769) | (60,463) |
| Class N | (102) | (1,355) | (991) | (11,796) | (585) | (6,294) | (2,097) | (22,655) |
| Class R | (264) | (3,298) | (743) | (8,597) | —* | (1) | (1) | (10) |
| Class Y | (1,398) | (18,164) | (2,733) | (32,510) | (1) | (7) | (2) | (26) |
| Net increase (decrease) | (7,395) | $(94,657) | 8,560 | $ 97,699 | (299) | $(3,246) | 3,287 | $ 33,110 |

*  Not shown due to rounding.

| | Ivy LaSalle Global Risk-Managed Real Estate Fund | | | | Ivy Natural Resources Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 44 | $ 479 | 244 | $ 2,637 | 810 | $ 12,398 | 3,409 | $ 52,780 |
| Class B | — | — | 1 | 7 | —* | 6 | 6 | 74 |
| Class C | 3 | 30 | 13 | 136 | 36 | 455 | 174 | 2,116 |
| Class E | N/A | N/A | N/A | N/A | 16 | 251 | 34 | 508 |
| Class I | 644 | 7,044 | 3,676 | 39,868 | 803 | 12,920 | 2,070 | 31,343 |
| Class N | 4 | 45 | 40 | 428 | 40 | 640 | 181 | 2,650 |
| Class R | 44 | 478 | 217 | 2,331 | 97 | 1,472 | 260 | 3,732 |
| Class Y | 19 | 213 | 30 | 318 | 93 | 1,451 | 262 | 3,942 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 39 | 416 | 10 | 107 | — | — | — | — |
| Class B | —* | 3 | — | — | — | — | — | — |
| Class C | 4 | 41 | —* | 3 | — | — | — | — |
| Class E | N/A | N/A | N/A | N/A | — | — | — | — |
| Class I | 129 | 1,390 | 45 | 523 | — | — | — | — |
| Class N | —* | 4 | — | — | — | — | — | — |
| Class R | 6 | 67 | 1 | 6 | — | — | — | — |
| Class Y | 4 | 37 | 1 | 8 | — | — | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (306) | (3,341) | (2,173) | (23,615) | (2,441) | (37,331) | (6,063) | (87,933) |
| Class B | (5) | (51) | (10) | (106) | (72) | (923) | (302) | (3,689) |
| Class C | (75) | (815) | (364) | (3,905) | (723) | (9,198) | (5,061) | (64,358) |
| Class E | N/A | N/A | N/A | N/A | (26) | (415) | (62) | (906) |
| Class I | (1,751) | (18,993) | (3,985) | (43,018) | (1,905) | (30,599) | (4,406) | (66,459) |
| Class N | (2) | (18) | (8) | (80) | (50) | (799) | (442) | (6,716) |
| Class R | (10) | (107) | (28) | (298) | (227) | (3,425) | (642) | (9,263) |
| Class Y | (19) | (204) | (70) | (753) | (313) | (4,902) | (659) | (9,865) |
| Net decrease | (1,228) | $(13,282) | (2,360) | $(25,403) | (3,862) | $(57,999) | (11,241) | $(152,044) |

* Not shown due to rounding.

| | Ivy Science and Technology Fund | | | | Ivy Securian Real Estate Securities Fund | | | |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 1,903 | $ 133,729 | 3,894 | $ 254,320 | 208 | $ 4,923 | 615 | $ 15,390 |
| Class B | 13 | 748 | 44 | 2,321 | —* | 4 | 2 | 46 |
| Class C | 287 | 17,335 | 782 | 43,348 | 8 | 191 | 20 | 510 |
| Class E | 28 | 1,952 | 73 | 4,644 | 6 | 138 | 10 | 270 |
| Class I | 3,481 | 271,071 | 7,130 | 509,393 | 723 | 17,055 | 2,115 | 53,715 |
| Class N | 325 | 25,557 | 473 | 33,135 | 4 | 95 | 34 | 910 |
| Class R | 236 | 16,310 | 660 | 41,452 | 4 | 85 | 13 | 316 |
| Class Y | 781 | 58,027 | 2,126 | 134,776 | 51 | 1,196 | 205 | 4,988 |
| **Shares issued in connection with merger:** | | | | | | | | |
| Class A | N/A | N/A | 44,508 | 2,994,242 | N/A | N/A | N/A | N/A |
| Class B | N/A | N/A | 157 | 8,730 | N/A | N/A | N/A | N/A |
| Class C | N/A | N/A | 268 | 15,505 | N/A | N/A | N/A | N/A |
| Class E | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 9,636 | 712,791 | N/A | N/A | N/A | N/A |
| Class N | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | — | — | 1,027 | 65,446 | 39 | 934 | 1,024 | 24,898 |
| Class B | — | — | 53 | 2,815 | —* | 1 | 12 | 280 |
| Class C | — | — | 774 | 42,510 | 1 | 12 | 57 | 1,348 |
| Class E | — | — | 32 | 2,001 | 1 | 18 | 18 | 431 |
| Class I | — | — | 1,136 | 79,582 | 44 | 1,070 | 873 | 21,412 |
| Class N | — | — | 84 | 5,915 | —* | 5 | 4 | 92 |
| Class R | — | — | 128 | 7,953 | —* | 3 | 3 | 79 |
| Class Y | — | — | 492 | 33,099 | 25 | 589 | 517 | 12,596 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (5,899) | (415,591) | (6,034) | (388,285) | (1,239) | (29,112) | (3,173) | (80,507) |
| Class B | (149) | (8,589) | (357) | (18,884) | (25) | (558) | (49) | (1,214) |
| Class C | (1,349) | (81,255) | (4,831) | (269,875) | (92) | (2,138) | (333) | (7,980) |
| Class E | (26) | (1,823) | (60) | (3,787) | (11) | (267) | (39) | (980) |
| Class I | (4,256) | (331,114) | (8,240) | (577,154) | (1,368) | (32,390) | (3,306) | (84,462) |
| Class N | (192) | (15,027) | (1,037) | (73,636) | (5) | (127) | (127) | (3,453) |
| Class R | (341) | (23,315) | (714) | (44,997) | (3) | (70) | (47) | (1,206) |
| Class Y | (1,521) | (112,983) | (5,415) | (368,860) | (439) | (10,445) | (1,315) | (33,956) |
| **Net increase (decrease)** | (6,679) | $(464,968) | 46,789 | $3,248,500 | (2,068) | $(48,788) | (2,867) | $(76,477) |

\* Not shown due to rounding.

## 13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Asset Strategy Fund | $ 3,487,130 | $ 534,959 | $793,706 | $ (258,747) |
| Ivy Balanced Fund | 2,494,704 | 475,111 | 80,102 | 395,009 |
| Ivy Energy Fund | 426,274 | 166,146 | 15,772 | 150,374 |
| Ivy LaSalle Global Real Estate Fund | 64,222 | 3,903 | 1,396 | 2,507 |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | 73,308 | 5,527 | 1,908 | 3,619 |
| Ivy Natural Resources Fund | 467,922 | 93,254 | 49,026 | 44,228 |
| Ivy Science and Technology Fund | 3,891,031 | 4,562,631 | 80,989 | 4,481,642 |
| Ivy Securian Real Estate Securities Fund | 351,634 | 109,651 | 413 | 109,238 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2018 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy Asset Strategy Fund | $ 11,718 | $100,103 | $— | $ — | $ — |
| Ivy Balanced Fund | 2,962 | 87,104 | — | — | — |
| Ivy Energy Fund | — | — | — | — | 1,522 |
| Ivy LaSalle Global Real Estate Fund | 1,496 | — | — | — | — |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | 2,512 | — | — | — | — |
| Ivy Natural Resources Fund | 678 | — | — | — | — |
| Ivy Science and Technology Fund | — | 420,138 | — | 23,568 | 17,432 |
| Ivy Securian Real Estate Securities Fund | 1,514 | 3,937 | — | — | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2018 and 2017 were as follows:

| Fund | March 31, 2018 Distributed Ordinary Income[1] | March 31, 2018 Distributed Long-Term Capital Gains | March 31, 2017 Distributed Ordinary Income[1] | March 31, 2017 Distributed Long-Term Capital Gains |
|---|---|---|---|---|
| Ivy Asset Strategy Fund | $28,544 | $ 67,045 | $ — | $ — |
| Ivy Balanced Fund | 36,899 | 48,390 | 28,198 | 28,965 |
| Ivy Energy Fund | 2,469 | — | — | — |
| Ivy LaSalle Global Real Estate Fund | 1,203 | 35 | 638 | 137 |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | 647 | 101 | 3,629 | 1,360 |
| Ivy Natural Resources Fund | — | — | 1,442 | — |
| Ivy Science and Technology Fund | 13,115 | 253,581 | — | — |
| Ivy Securian Real Estate Securities Fund | 7,416 | 56,076 | 12,802 | 49,890 |

(1) Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2018, the capital loss carryovers were as follows:

| Fund | Post-Enactment Short-Term Capital Loss Carryover | Post-Enactment Long-Term Capital Loss Carryover |
|---|---|---|
| Ivy Asset Strategy Fund | $ — | $ — |
| Ivy Balanced Fund | — | — |
| Ivy Energy Fund | 90,104 | 86,827 |
| Ivy LaSalle Global Real Estate Fund | — | — |
| Ivy LaSalle Global Risk-Managed Real Estate Fund | 920 | 1,153 |
| Ivy Natural Resources Fund | 281,522 | 337,187 |
| Ivy Science and Technology Fund | — | — |
| Ivy Securian Real Estate Securities Fund | — | — |

Waddell & Reed Advisors Energy Fund was merged into Ivy Energy Fund as of October 16, 2017. At the time of the merger, Waddell & Reed Advisors Energy Fund had capital loss carryovers available to offset future gains of the Ivy Energy Fund. These carryovers are annually limited to $3,780 plus any unused limitations from prior years and any built in gains realized.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund);

- I.G. International Management Limited (with respect to Ivy IG International Small Cap Fund);

- LaSalle Investment Management Securities, LLC (with respect to Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund and Ivy Apollo Multi-Asset Income Fund);

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to Ivy Pictet Emerging Markets Local Currency Debt Fund);

- Pictet Asset Management Limited and Pictet Asset Management SA (with respect to Ivy Pictet Targeted Return Bond Fund);

- PineBridge Investments, LLC (with respect to Ivy PineBridge High Yield Fund);

- ProShare Advisors, LLC (with respect to Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares MSCI ACWI Index Fund); and

- Securian Asset Management, Inc. (with respect to Ivy Securian Core Bond Fund and Ivy Securian Real Estate Securities Fund).

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

### Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

### Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

### Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

### Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

## Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the Funds were in the top quartile of performance and 33% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 49% of the Funds were in the top two quartiles in the one-year period, and that 31% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the Funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the Funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the Funds' investors.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

## Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

# PROXY VOTING INFORMATION

IVY FUNDS (UNAUDITED)

### Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

### Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# TO ALL TRADITIONAL IRA PLANHOLDERS:



As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# THE IVY FUNDS FAMILY

## DOMESTIC EQUITY FUNDS

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

## GLOBAL/INTERNATIONAL FUNDS

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

## INDEX FUNDS

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

## SPECIALITY FUNDS

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

## FIXED INCOME FUNDS

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

## MONEY MARKET FUNDS

Ivy Cash Management Fund

Ivy Government Money Market Fund

**1.800.777.6472**

**Visit us online at www.ivyinvestments.com**

**The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.**

**Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.**



Ivy INVESTMENTS®

# Semiannual Report

SEPTEMBER 30, 2018

## IVY FUNDS

| | Ticker | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Class A | Class B | Class C | Class E | Class I | Class N | Class R | Class T | Class Y |
| Ivy Core Equity Fund | WCEAX | WCEBX | WTRCX | ICFEX | ICIEX | ICEQX | IYCEX | | WCEYX |
| Ivy Emerging Markets Equity Fund | IPOAX | IPOBX | IPOCX | IPOEX | IPOIX | IMEGX | IYPCX | IPOTX | IPOYX |
| Ivy European Opportunities Fund | IEOAX | IEOBX | IEOCX | IVEOX | IEOIX | IEURX | IYEUX | | IEOYX |
| Ivy Global Bond Fund | IVSAX | IVSBX | IVSCX | | IVSIX | IVBDX | IYGOX | | IVSYX |
| Ivy Global Equity Income Fund | IBIAX | IBIBX | IBICX | IBIEX | IBIIX | IICNX | IYGEX | | IBIYX |
| Ivy Global Growth Fund | IVINX | IVIBX | IVNCX | IIGEX | IGIIX | ITGRX | IYIGX | | IVIYX |
| Ivy Global Income Allocation Fund | IVBAX | IVBBX | IVBCX | IIBEX | IIBIX | ILIAX | IYGBX | | IVBYX |
| Ivy Government Money Market Fund | WRAXX | WRBXX | WRCXX | IVEXX | | WRNXX | | | |
| Ivy High Income Fund | WHIAX | WHIBX | WRHIX | IVHEX | IVHIX | IHIFX | IYHIX | WHITX | WHIYX |
| Ivy International Core Equity Fund | IVIAX | IIFBX | IVIFX | IICEX | ICEIX | IINCX | IYITX | IICTX | IVVYX |
| Ivy Large Cap Growth Fund | WLGAX | WLGBX | WLGCX | ILCEX | IYGIX | ILGRX | WLGRX | | WLGYX |
| Ivy Limited-Term Bond Fund | WLTAX | WLTBX | WLBCX | IVLEX | ILTIX | ILMDX | IYLTX | | WLTYX |
| Ivy Managed International Opportunities Fund | IVTAX | IVTBX | IVTCX | IVTEX | IVTIX | IVTNX | IYMGX | | IVTYX |
| Ivy Micro Cap Growth Fund | IGWAX | IGWBX | IGWCX | | IGWIX | IMIGX | IYMRX | | IGWYX |
| Ivy Mid Cap Growth Fund | WMGAX | WMGBX | WMGCX | IMCEX | IYMIX | IGRFX | WMGRX | | WMGYX |
| Ivy Mid Cap Income Opportunities Fund | IVOAX | | IVOCX | IVOEX | IVOIX | IVOSX | IVORX | | IVOYX |
| Ivy Municipal Bond Fund | WMBAX | WMBBX | WMBCX | | IMBIX | IMBNX | | | WMBYX |
| Ivy Municipal High Income Fund | IYIAX | IYIBX | IYICX | | WYMHX | IYINX | | | IYIYX |
| Ivy Pzena International Value Fund | ICDAX | ICDBX | ICDCX | | ICVIX | ICNGX | IYCUX | | ICDYX |
| Ivy Securian Core Bond Fund | IBOAX | IBOBX | IBOCX | IVBEX | IVBIX | IBNDX | IYBDX | | IBOYX |
| Ivy Small Cap Core Fund | IYSAX | IYSBX | IYSCX | IYVIX | IVVIX | ISPVX | IYSMX | IYCTX | IYSYX |
| Ivy Small Cap Growth Fund | WSGAX | WSGBX | WRGCX | ISGEX | IYSIX | IRGFX | WSGRX | IYSTX | WSCYX |
| Ivy Tax-Managed Equity Fund | IYEAX | IYEBX | IYECX | | WYTMX | IYENX | | | IYEYX |
| Ivy Value Fund | IYVAX | IYVBX | IYVCX | IVVEX | IYAIX | IVALX | IYVLX | | IYVYX |

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Philip J. Sanders, CFA

SEPTEMBER 30, 2018 (UNAUDITED)

## Dear Shareholder,

While most of the period remained relatively calm, market volatility returned toward the end of the timeframe. As 2018 progressed, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

Economic growth is poised to finish 2018 on solid footing, as global inflation remains somewhat tepid. We believe global gross domestic product (GDP) is on track for a 3.7% growth rate in 2018, taking into account some minor downward revisions to our forecast because of isolated emerging market weakness.

The U.S. continues to provide a strong foundation across the global economic stage. Domestic capital expenditures (capex) are solid and small business confidence is at an all-time high. In addition, consumer spending has held up well despite higher gasoline prices. We believe the U.S. growth rate will average around 3% annualized in 2018.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capex spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU prior to the March 2019 deadline, the ongoing negotiations may cause lingering economic tumult until a deal can be reached. We expect eurozone GDP growth at an average annual rate around 2% in 2018.

While the European Central Bank reduced the amount of its asset purchases during the third quarter, it has committed to keeping rates low for an extended period. We think that decision is likely to continue to support the EU economy. In addition, the Bank of England recently raised interest rates and we think it is set to continue increasing rates gradually, barring any unforeseen Brexit issues.

Much attention of late has been focused on emerging markets. China's economy has been weaker because of a combination of deleveraging and the institution of new pollution controls on select industries. These factors, coupled with concerns about an escalating trade war with the U.S., have pushed China's policymakers to begin to ease policy. We believe recent announcements of tax cuts and increased infrastructure spending in addition to lower interest rates will stabilize China's economy during the fourth quarter.

Currency crises plagued Turkey and Argentina throughout the third quarter, which sent tremors through other emerging market economies, including South Africa. Emerging markets continue to face headwinds from international trade uncertainty and a strong U.S. dollar. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

We remain attuned to a range of risks investors may face in the current environment, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

### Economic Snapshot

|  | 9/30/2018 | 3/31/2018 |
| --- | --- | --- |
| S&P 500 Index | 2,913.98 | 2,640.87 |
| MSCI EAFE Index | 1,973.60 | 2,005.67 |
| 10-Year Treasury Yield | 3.05% | 2.74% |
| U.S. unemployment rate | 3.7% | 4.1% |
| 30-year fixed mortgage rate | 4.72% | 4.44% |
| Oil price per barrel | $ 73.25 | $ 64.94 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J. Sanders*

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

(UNAUDITED)

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2018.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| Ivy Core Equity Fund | | | | | | | |
| Class A | $1,000 | $1,104.20 | $ 5.37 | $1,000 | $1,019.98 | $ 5.15 | 1.02% |
| Class B** | $1,000 | $1,099.10 | $10.92 | $1,000 | $1,014.63 | $10.48 | 2.08% |
| Class C | $1,000 | $1,100.10 | $ 9.66 | $1,000 | $1,015.83 | $ 9.27 | 1.84% |
| Class E | $1,000 | $1,104.00 | $ 5.89 | $1,000 | $1,019.45 | $ 5.65 | 1.12%[4] |
| Class I | $1,000 | $1,105.60 | $ 4.32 | $1,000 | $1,021.01 | $ 4.14 | 0.81% |
| Class N | $1,000 | $1,106.60 | $ 3.48 | $1,000 | $1,021.80 | $ 3.34 | 0.65% |
| Class R | $1,000 | $1,102.20 | $ 7.36 | $1,000 | $1,018.03 | $ 7.06 | 1.40% |
| Class Y | $1,000 | $1,105.50 | $ 4.42 | $1,000 | $1,020.85 | $ 4.24 | 0.84% |

*See footnotes on page 10.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Emerging Markets Equity Fund** | | | | | | | |
| Class A | $1,000 | $ 850.00 | $ 6.57 | $1,000 | $ 1,017.93 | $ 7.16 | 1.42% |
| Class B** | $1,000 | $ 846.20 | $10.89 | $1,000 | $ 1,013.24 | $11.88 | 2.36% |
| Class C | $1,000 | $ 847.30 | $ 9.70 | $1,000 | $ 1,014.61 | $10.58 | 2.09% |
| Class E*** | $1,000 | $ 851.00 | $ 5.46 | $1,000 | $ 1,019.14 | $ 5.96 | 1.18% |
| Class I | $1,000 | $ 852.00 | $ 4.63 | $1,000 | $ 1,020.10 | $ 5.05 | 0.99% |
| Class N | $1,000 | $ 852.40 | $ 4.35 | $1,000 | $ 1,020.37 | $ 4.75 | 0.94% |
| Class R | $1,000 | $ 849.10 | $ 7.77 | $1,000 | $ 1,016.66 | $ 8.47 | 1.68% |
| Class T | $1,000 | $ 851.10 | $ 5.46 | $1,000 | $ 1,019.16 | $ 5.96 | 1.18% |
| Class Y | $1,000 | $ 850.60 | $ 6.20 | $1,000 | $ 1,018.38 | $ 6.76 | 1.33% |
| **Ivy European Opportunities Fund** | | | | | | | |
| Class A | $1,000 | $ 996.90 | $ 8.39 | $1,000 | $ 1,016.70 | $ 8.47 | 1.67% |
| Class B** | $1,000 | $ 991.70 | $13.54 | $1,000 | $ 1,011.44 | $13.68 | 2.72% |
| Class C | $1,000 | $ 993.80 | $ 11.17 | $1,000 | $ 1,013.84 | $ 11.28 | 2.24% |
| Class E*** | $1,000 | $ 998.50 | $ 6.79 | $1,000 | $ 1,018.27 | $ 6.86 | 1.36% |
| Class I | $1,000 | $ 998.80 | $ 6.30 | $1,000 | $ 1,018.73 | $ 6.36 | 1.26% |
| Class N | $1,000 | $ 999.10 | $ 5.30 | $1,000 | $ 1,019.73 | $ 5.35 | 1.07% |
| Class R | $1,000 | $ 996.00 | $ 9.18 | $1,000 | $ 1,015.86 | $ 9.27 | 1.84% |
| Class Y | $1,000 | $ 997.90 | $ 7.49 | $1,000 | $ 1,017.56 | $ 7.57 | 1.50% |
| **Ivy Global Bond Fund** | | | | | | | |
| Class A | $1,000 | $ 996.90 | $ 4.99 | $1,000 | $ 1,020.11 | $ 5.05 | 0.99% |
| Class B** | $1,000 | $ 993.90 | $ 7.88 | $1,000 | $ 1,017.12 | $ 7.97 | 1.58% |
| Class C | $1,000 | $ 993.30 | $ 8.57 | $1,000 | $ 1,016.47 | $ 8.67 | 1.71% |
| Class I | $1,000 | $ 998.30 | $ 3.70 | $1,000 | $ 1,021.36 | $ 3.74 | 0.74% |
| Class N | $1,000 | $ 998.30 | $ 3.60 | $1,000 | $ 1,021.45 | $ 3.64 | 0.72% |
| Class R | $1,000 | $ 994.60 | $ 7.38 | $1,000 | $ 1,017.71 | $ 7.47 | 1.47% |
| Class Y | $1,000 | $ 996.90 | $ 4.99 | $1,000 | $1,020.09 | $ 5.05 | 0.99% |
| **Ivy Global Equity Income Fund** | | | | | | | |
| Class A | $1,000 | $1,020.30 | $ 6.36 | $1,000 | $ 1,018.82 | $ 6.36 | 1.25%[5] |
| Class B** | $1,000 | $1,016.00 | $ 9.78 | $1,000 | $ 1,015.37 | $ 9.77 | 1.93% |
| Class C | $1,000 | $1,017.00 | $ 9.68 | $1,000 | $ 1,015.42 | $ 9.67 | 1.92% |
| Class E | $1,000 | $1,020.90 | $ 5.86 | $1,000 | $ 1,019.25 | $ 5.86 | 1.16%[6] |
| Class I | $1,000 | $1,021.90 | $ 4.75 | $1,000 | $1,020.34 | $ 4.75 | 0.94%[7] |
| Class N | $1,000 | $1,022.50 | $ 4.05 | $1,000 | $ 1,021.10 | $ 4.04 | 0.79% |
| Class R | $1,000 | $ 1,019.10 | $ 7.77 | $1,000 | $ 1,017.41 | $ 7.77 | 1.53% |
| Class Y | $1,000 | $1,020.50 | $ 6.26 | $1,000 | $ 1,018.82 | $ 6.26 | 1.25%[8] |

*See footnotes on page 10.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Global Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,084.20 | $ 7.19 | $1,000 | $ 1,018.15 | $ 6.96 | 1.38% |
| Class B** | $1,000 | $1,079.20 | $11.85 | $1,000 | $ 1,013.70 | $ 11.48 | 2.27% |
| Class C | $1,000 | $1,080.10 | $ 11.13 | $1,000 | $ 1,014.36 | $10.78 | 2.14% |
| Class E | $1,000 | $1,085.10 | $ 6.15 | $1,000 | $ 1,019.12 | $ 5.96 | 1.19% |
| Class I | $1,000 | $1,085.70 | $5.53 | $1,000 | $ 1,019.74 | $ 5.35 | 1.06% |
| Class N | $1,000 | $1,086.50 | $4.90 | $1,000 | $1,020.40 | $ 4.75 | 0.93% |
| Class R | $1,000 | $1,082.50 | $8.75 | $1,000 | $ 1,016.67 | $ 8.47 | 1.67% |
| Class Y | $1,000 | $1,084.30 | $6.98 | $1,000 | $ 1,018.34 | $ 6.76 | 1.34% |
| **Ivy Global Income Allocation Fund** | | | | | | | |
| Class A | $1,000 | $1,035.00 | $ 6.41 | $1,000 | $ 1,018.73 | $ 6.36 | 1.26% |
| Class B** | $1,000 | $1,030.90 | $11.07 | $1,000 | $ 1,014.22 | $10.98 | 2.16% |
| Class C | $1,000 | $1,032.30 | $9.55 | $1,000 | $ 1,015.62 | $ 9.47 | 1.88% |
| Class E | $1,000 | $1,035.40 | $6.72 | $1,000 | $ 1,018.49 | $ 6.66 | 1.31% |
| Class I | $1,000 | $1,036.90 | $4.89 | $1,000 | $1,020.24 | $ 4.85 | 0.96% |
| Class N | $1,000 | $1,037.70 | $4.08 | $1,000 | $ 1,021.09 | $ 4.04 | 0.79% |
| Class R | $1,000 | $ 1,034.10 | $7.93 | $1,000 | $ 1,017.30 | $ 7.87 | 1.55% |
| Class Y | $1,000 | $1,035.90 | $ 6.11 | $1,000 | $ 1,019.11 | $ 6.06 | 1.19%[9] |
| **Ivy Government Money Market Fund** | | | | | | | |
| Class A | $1,000 | $1,005.80 | $ 4.11 | $1,000 | $1,020.96 | $ 4.14 | 0.82% |
| Class B** | $1,000 | $1,001.20 | $ 8.71 | $1,000 | $ 1,016.41 | $ 8.77 | 1.73% |
| Class C | $1,000 | $1,001.80 | $ 8.11 | $1,000 | $ 1,016.98 | $ 8.17 | 1.61% |
| Class E | $1,000 | $1,006.40 | $ 3.51 | $1,000 | $ 1,021.57 | $ 3.54 | 0.70%[4] |
| Class N | $1,000 | $1,007.30 | $ 2.61 | $1,000 | $1,022.48 | $ 2.63 | 0.52% |
| **Ivy High Income Fund** | | | | | | | |
| Class A | $1,000 | $1,030.60 | $ 4.87 | $1,000 | $1,020.30 | $ 4.85 | 0.95% |
| Class B** | $1,000 | $1,026.80 | $ 8.72 | $1,000 | $ 1,016.49 | $ 8.67 | 1.71% |
| Class C | $1,000 | $1,027.20 | $ 8.41 | $1,000 | $ 1,016.77 | $ 8.37 | 1.66% |
| Class E | $1,000 | $1,030.00 | $5.58 | $1,000 | $ 1,019.55 | $ 5.55 | 1.10%[4] |
| Class I | $1,000 | $1,032.00 | $3.66 | $1,000 | $ 1,021.45 | $ 3.64 | 0.72% |
| Class N | $1,000 | $1,032.90 | $2.85 | $1,000 | $1,022.24 | $ 2.83 | 0.56% |
| Class R | $1,000 | $1,029.00 | $6.59 | $1,000 | $ 1,018.52 | $ 6.56 | 1.31% |
| Class T | $1,000 | $ 1,031.40 | $ 4.16 | $1,000 | $1,020.94 | $ 4.14 | 0.82% |
| Class Y | $1,000 | $1,030.80 | $ 4.87 | $1,000 | $1,020.30 | $ 4.85 | 0.95% |

*See footnotes on page 10.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| **Ivy International Core Equity Fund** | | | | | | | |
| Class A | $1,000 | $ 981.50 | $ 6.24 | $1,000 | $ 1,018.80 | $ 6.36 | 1.25% |
| Class B** | $1,000 | $ 977.40 | $10.28 | $1,000 | $ 1,014.66 | $10.48 | 2.08% |
| Class C | $1,000 | $ 978.60 | $ 9.40 | $1,000 | $ 1,015.58 | $ 9.57 | 1.89% |
| Class E | $1,000 | $ 981.10 | $ 6.44 | $1,000 | $ 1,018.54 | $ 6.56 | 1.30%[4] |
| Class I | $1,000 | $ 983.60 | $ 4.46 | $1,000 | $1,020.58 | $ 4.55 | 0.89% |
| Class N | $1,000 | $ 984.10 | $ 3.97 | $1,000 | $ 1,021.10 | $ 4.04 | 0.79% |
| Class R | $1,000 | $ 980.00 | $ 7.62 | $1,000 | $ 1,017.38 | $ 7.77 | 1.53% |
| Class T | $1,000 | $ 983.00 | $ 5.16 | $1,000 | $ 1,019.85 | $ 5.25 | 1.04% |
| Class Y | $1,000 | $ 982.10 | $ 5.95 | $1,000 | $ 1,019.10 | $ 6.06 | 1.19% |
| **Ivy Large Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $ 1,150.50 | $ 5.70 | $1,000 | $ 1,019.80 | $ 5.35 | 1.05% |
| Class B** | $1,000 | $ 1,145.50 | $10.62 | $1,000 | $ 1,015.22 | $ 9.98 | 1.97% |
| Class C | $1,000 | $ 1,146.30 | $ 9.66 | $1,000 | $ 1,016.02 | $ 9.07 | 1.80% |
| Class E | $1,000 | $ 1,150.30 | $ 6.24 | $1,000 | $ 1,019.30 | $ 5.86 | 1.15% |
| Class I | $1,000 | $ 1,152.10 | $ 4.20 | $1,000 | $ 1,021.18 | $ 3.94 | 0.78%[4] |
| Class N | $1,000 | $ 1,152.70 | $ 3.55 | $1,000 | $ 1,021.73 | $ 3.34 | 0.66% |
| Class R | $1,000 | $ 1,148.20 | $ 7.63 | $1,000 | $ 1,018.01 | $ 7.16 | 1.41% |
| Class Y | $1,000 | $ 1,150.60 | $ 5.59 | $1,000 | $ 1,019.87 | $ 5.25 | 1.04% |
| **Ivy Limited-Term Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,005.90 | $ 4.61 | $1,000 | $1,020.48 | $ 4.65 | 0.91% |
| Class B** | $1,000 | $1,001.60 | $ 8.81 | $1,000 | $ 1,016.26 | $ 8.87 | 1.76% |
| Class C | $1,000 | $1,002.20 | $ 8.31 | $1,000 | $ 1,016.78 | $ 8.37 | 1.65% |
| Class E | $1,000 | $1,005.60 | $ 4.91 | $1,000 | $1,020.20 | $ 4.95 | 0.97%[4] |
| Class I | $1,000 | $ 1,007.10 | $ 3.41 | $1,000 | $ 1,021.68 | $ 3.44 | 0.68% |
| Class N | $1,000 | $1,007.90 | $ 2.61 | $1,000 | $1,022.48 | $ 2.63 | 0.52% |
| Class R | $1,000 | $1,004.20 | $ 6.31 | $1,000 | $ 1,018.76 | $ 6.36 | 1.26% |
| Class Y | $1,000 | $1,005.90 | $ 4.61 | $1,000 | $1,020.48 | $ 4.65 | 0.91% |
| **Ivy Managed International Opportunities Fund[3]** | | | | | | | |
| Class A | $1,000 | $ 973.90 | $ 2.47 | $1,000 | $1,022.60 | $ 2.53 | 0.49% |
| Class B** | $1,000 | $ 969.00 | $ 6.89 | $1,000 | $ 1,018.02 | $ 7.06 | 1.40% |
| Class C | $1,000 | $ 969.90 | $ 6.40 | $1,000 | $ 1,018.58 | $ 6.56 | 1.29% |
| Class E*** | $1,000 | $ 973.90 | $ 1.97 | $1,000 | $1,023.03 | $ 2.02 | 0.41% |
| Class I | $1,000 | $ 975.70 | $ 0.79 | $1,000 | $1,024.27 | $ 0.81 | 0.16% |
| Class N | $1,000 | $ 975.70 | $ 0.79 | $1,000 | $1,024.26 | $ 0.81 | 0.16% |
| Class R | $1,000 | $ 973.80 | $ 3.26 | $1,000 | $ 1,021.78 | $ 3.34 | 0.66% |
| Class Y | $1,000 | $ 974.70 | $ 1.88 | $1,000 | $1,023.16 | $ 1.92 | 0.38% |

*See footnotes on page 10.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Micro Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $1,278.20 | $ 9.11 | $1,000 | $ 1,017.02 | $ 8.07 | 1.60% |
| Class B** | $1,000 | $1,272.70 | $14.43 | $1,000 | $ 1,012.39 | $12.78 | 2.53% |
| Class C | $1,000 | $1,273.90 | $13.42 | $1,000 | $ 1,013.30 | $ 11.88 | 2.35% |
| Class I | $1,000 | $1,280.30 | $ 7.41 | $1,000 | $ 1,018.57 | $ 6.56 | 1.30% |
| Class N | $1,000 | $1,281.50 | $ 6.50 | $1,000 | $ 1,019.40 | $ 5.76 | 1.13% |
| Class R | $1,000 | $1,276.80 | $10.59 | $1,000 | $ 1,015.72 | $ 9.37 | 1.86% |
| Class Y | $1,000 | $1,279.00 | $ 8.66 | $1,000 | $ 1,017.51 | $ 7.67 | 1.51% |
| **Ivy Mid Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $ 1,154.60 | $ 6.68 | $1,000 | $ 1,018.83 | $ 6.26 | 1.24% |
| Class B** | $1,000 | $ 1,149.60 | $ 11.18 | $1,000 | $ 1,014.64 | $10.48 | 2.08% |
| Class C | $1,000 | $ 1,150.70 | $10.43 | $1,000 | $ 1,015.33 | $ 9.77 | 1.94% |
| Class E | $1,000 | $ 1,154.20 | $ 7.00 | $1,000 | $ 1,018.59 | $ 6.56 | 1.29%[4] |
| Class I | $1,000 | $ 1,156.40 | $ 5.07 | $1,000 | $1,020.39 | $ 4.75 | 0.93%[4][10] |
| Class N | $1,000 | $ 1,157.20 | $ 4.42 | $1,000 | $1,020.96 | $ 4.14 | 0.82%[4] |
| Class R | $1,000 | $ 1,152.60 | $ 8.50 | $1,000 | $ 1,017.21 | $ 7.97 | 1.57% |
| Class Y | $1,000 | $ 1,154.80 | $ 6.57 | $1,000 | $ 1,018.95 | $ 6.16 | 1.22% |
| **Ivy Mid Cap Income Opportunities Fund** | | | | | | | |
| Class A | $1,000 | $ 1,089.10 | $ 7.10 | $1,000 | $ 1,018.30 | $ 6.86 | 1.35% |
| Class C | $1,000 | $1,084.90 | $10.84 | $1,000 | $ 1,014.69 | $10.48 | 2.07% |
| Class E | $1,000 | $1,090.00 | $ 6.27 | $1,000 | $ 1,019.11 | $ 6.06 | 1.19% |
| Class I | $1,000 | $1,090.60 | $ 5.54 | $1,000 | $ 1,019.80 | $ 5.35 | 1.05% |
| Class N | $1,000 | $ 1,091.70 | $ 5.02 | $1,000 | $ 1,020.31 | $ 4.85 | 0.95% |
| Class R | $1,000 | $ 1,087.50 | $ 8.87 | $1,000 | $ 1,016.61 | $ 8.57 | 1.69% |
| Class Y | $1,000 | $ 1,089.10 | $ 7.10 | $1,000 | $ 1,018.30 | $ 6.86 | 1.35% |
| **Ivy Municipal Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,004.40 | $ 4.21 | $1,000 | $1,020.85 | $ 4.24 | 0.84% |
| Class B** | $1,000 | $ 1,001.70 | $ 8.01 | $1,000 | $ 1,017.08 | $ 8.07 | 1.58% |
| Class C | $1,000 | $ 1,001.10 | $ 8.60 | $1,000 | $ 1,016.51 | $ 8.67 | 1.71% |
| Class I | $1,000 | $1,006.20 | $ 3.51 | $1,000 | $ 1,021.56 | $ 3.54 | 0.70% |
| Class N | $1,000 | $1,006.30 | $ 3.01 | $1,000 | $ 1,022.05 | $ 3.03 | 0.60% |
| Class Y | $1,000 | $1,005.00 | $ 4.21 | $1,000 | $1,020.85 | $ 4.24 | 0.84% |
| **Ivy Municipal High Income Fund** | | | | | | | |
| Class A | $1,000 | $ 1,014.60 | $ 4.43 | $1,000 | $1,020.70 | $ 4.45 | 0.87% |
| Class B** | $1,000 | $ 1,011.60 | $ 7.85 | $1,000 | $ 1,017.27 | $ 7.87 | 1.56% |
| Class C | $1,000 | $ 1,011.40 | $ 7.95 | $1,000 | $ 1,017.14 | $ 7.97 | 1.58% |
| Class I | $1,000 | $ 1,016.00 | $ 3.33 | $1,000 | $ 1,021.76 | $ 3.34 | 0.66%[4] |
| Class N | $1,000 | $ 1,016.60 | $ 2.82 | $1,000 | $1,022.24 | $ 2.83 | 0.56% |
| Class Y | $1,000 | $ 1,015.00 | $ 4.43 | $1,000 | $ 1,020.71 | $ 4.45 | 0.87% |

*See footnotes on page 10.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Pzena International Value Fund** | | | | | | | |
| Class A | $1,000 | $ 1,016.60 | $ 7.97 | $1,000 | $ 1,017.15 | $ 7.97 | 1.58% |
| Class B** | $1,000 | $1,008.60 | $15.97 | $1,000 | $ 1,009.14 | $15.97 | 3.18% |
| Class C | $1,000 | $ 1,014.10 | $10.88 | $1,000 | $ 1,014.31 | $10.88 | 2.14% |
| Class I | $1,000 | $ 1,019.50 | $ 5.86 | $1,000 | $ 1,019.26 | $ 5.86 | 1.16% |
| Class N | $1,000 | $ 1,019.40 | $ 4.64 | $1,000 | $1,020.44 | $ 4.65 | 0.92% |
| Class R | $1,000 | $ 1,016.10 | $ 8.77 | $1,000 | $ 1,016.38 | $ 8.77 | 1.73% |
| Class Y | $1,000 | $ 1,018.00 | $ 7.06 | $1,000 | $ 1,018.03 | $ 7.06 | 1.40% |
| **Ivy Securian Core Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,000.50 | $ 5.20 | $1,000 | $ 1,019.83 | $ 5.25 | 1.04% |
| Class B** | $1,000 | $ 996.70 | $ 8.99 | $1,000 | $ 1,016.06 | $ 9.07 | 1.80% |
| Class C | $1,000 | $ 997.20 | $ 8.49 | $1,000 | $ 1,016.56 | $ 8.57 | 1.70% |
| Class E | $1,000 | $1,000.70 | $ 5.10 | $1,000 | $ 1,019.97 | $ 5.15 | 1.02%[4] |
| Class I | $1,000 | $1,003.10 | $ 2.70 | $1,000 | $1,022.36 | $ 2.73 | 0.54% |
| Class N | $1,000 | $1,003.00 | $ 2.70 | $1,000 | $1,022.36 | $ 2.73 | 0.54% |
| Class R | $1,000 | $ 999.10 | $ 6.50 | $1,000 | $ 1,018.54 | $ 6.56 | 1.30% |
| Class Y | $1,000 | $1,001.00 | $ 4.70 | $1,000 | $1,020.33 | $ 4.75 | 0.94% |
| **Ivy Small Cap Core Fund** | | | | | | | |
| Class A | $1,000 | $ 1,163.40 | $ 7.68 | $1,000 | $ 1,017.99 | $ 7.16 | 1.41% |
| Class B** | $1,000 | $ 1,158.90 | $12.20 | $1,000 | $ 1,013.78 | $ 11.38 | 2.25% |
| Class C | $1,000 | $ 1,160.00 | $ 11.23 | $1,000 | $ 1,014.70 | $10.48 | 2.07% |
| Class E | $1,000 | $ 1,165.60 | $ 6.39 | $1,000 | $ 1,019.19 | $ 5.96 | 1.17% |
| Class I | $1,000 | $ 1,166.30 | $ 5.52 | $1,000 | $1,020.00 | $ 5.15 | 1.01%[4] |
| Class N | $1,000 | $ 1,166.80 | $ 4.98 | $1,000 | $1,020.49 | $ 4.65 | 0.91%[4] |
| Class R | $1,000 | $ 1,162.80 | $ 8.98 | $1,000 | $ 1,016.75 | $ 8.37 | 1.66% |
| Class T | $1,000 | $ 1,165.30 | $ 6.28 | $1,000 | $ 1,019.24 | $ 5.86 | 1.16% |
| Class Y | $1,000 | $ 1,164.60 | $ 7.14 | $1,000 | $ 1,018.42 | $ 6.66 | 1.33% |
| **Ivy Small Cap Growth Fund** | | | | | | | |
| Class A | $1,000 | $ 1,147.10 | $ 7.09 | $1,000 | $ 1,018.45 | $ 6.66 | 1.32% |
| Class B** | $1,000 | $ 1,141.70 | $ 11.99 | $1,000 | $ 1,013.89 | $ 11.28 | 2.23% |
| Class C | $1,000 | $ 1,142.90 | $10.93 | $1,000 | $ 1,014.87 | $10.28 | 2.03% |
| Class E | $1,000 | $ 1,146.80 | $ 7.30 | $1,000 | $ 1,018.30 | $ 6.86 | 1.35% |
| Class I | $1,000 | $ 1,148.60 | $ 5.37 | $1,000 | $1,020.09 | $ 5.05 | 0.99%[4] |
| Class N | $1,000 | $ 1,149.40 | $ 4.73 | $1,000 | $1,020.67 | $ 4.45 | 0.88% |
| Class R | $1,000 | $ 1,145.60 | $ 8.69 | $1,000 | $ 1,016.96 | $ 8.17 | 1.62% |
| Class T | $1,000 | $ 1,148.20 | $ 6.01 | $1,000 | $ 1,019.44 | $ 5.65 | 1.12% |
| Class Y | $1,000 | $ 1,147.40 | $ 6.87 | $1,000 | $ 1,018.68 | $ 6.46 | 1.27% |

*See footnotes on page 10.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | Beginning Account Value 3-31-18 | Ending Account Value 9-30-18 | Expenses Paid During Period* | |
| **Ivy Tax-Managed Equity Fund** | | | | | | | |
| Class A | $1,000 | $1,146.00 | $5.69 | $1,000 | $1,019.82 | $5.35 | 1.06% |
| Class B** | $1,000 | $1,142.40 | $9.11 | $1,000 | $1,016.61 | $8.57 | 1.69% |
| Class C | $1,000 | $1,141.40 | $10.17 | $1,000 | $1,015.60 | $9.57 | 1.89% |
| Class I | $1,000 | $1,146.90 | $4.83 | $1,000 | $1,020.61 | $4.55 | 0.89% |
| Class N | $1,000 | $1,147.90 | $3.97 | $1,000 | $1,021.34 | $3.74 | 0.74% |
| Class Y | $1,000 | $1,146.10 | $5.69 | $1,000 | $1,019.78 | $5.35 | 1.06% |
| **Ivy Value Fund** | | | | | | | |
| Class A | $1,000 | $1,096.90 | $6.40 | $1,000 | $1,018.98 | $6.16 | 1.21% |
| Class B** | $1,000 | $1,091.50 | $11.40 | $1,000 | $1,014.17 | $10.98 | 2.17% |
| Class C | $1,000 | $1,092.90 | $10.15 | $1,000 | $1,015.38 | $9.77 | 1.93% |
| Class E*** | $1,000 | $1,098.10 | $5.35 | $1,000 | $1,020.01 | $5.15 | 1.01% |
| Class I | $1,000 | $1,098.30 | $4.83 | $1,000 | $1,020.49 | $4.65 | 0.91% |
| Class N | $1,000 | $1,099.30 | $3.99 | $1,000 | $1,021.28 | $3.84 | 0.76% |
| Class R | $1,000 | $1,095.20 | $8.07 | $1,000 | $1,017.40 | $7.77 | 1.53% |
| Class Y | $1,000 | $1,097.20 | $6.08 | $1,000 | $1,019.29 | $5.86 | 1.15% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

(4)Reflects the lower expense limit which went into effect July 31, 2018.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 1.24%.

(6)Annualized expense ratio based on the period excluding reorganization expenses was 1.13%.

(7)Annualized expense ratio based on the period excluding reorganization expenses was 0.92%.

(8)Annualized expense ratio based on the period excluding reorganization expenses was 1.19%.

(9)Annualized expense ratio based on the period excluding reorganization expenses was 1.17%.

(10)Annualized expense ratio based on the period excluding reorganization expenses was 0.92%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 98.1% |
| Information Technology | 30.3% |
| Financials | 12.8% |
| Industrials | 11.7% |
| Health Care | 11.7% |
| Consumer Discretionary | 11.4% |
| Energy | 6.4% |
| Consumer Staples | 6.1% |
| Materials | 5.2% |
| Telecommunication Services | 1.4% |
| Utilities | 1.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.9% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Microsoft Corp. | Information Technology | Systems Software |
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| UnitedHealth Group, Inc. | Health Care | Managed Health Care |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Amazon.com, Inc. | Consumer Discretionary | Internet & Direct Marketing Retail |
| Airbus SE | Industrials | Aerospace & Defense |
| Medtronic plc | Health Care | Health Care Equipment |
| Alphabet, Inc., Class A | Information Technology | Internet Software & Services |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| CME Group, Inc. | Financials | Financial Exchanges & Data |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Auto Parts & Equipment – 0.5% | | |
| Magna International, Inc. | 457 | $ 23,985 |
| Broadcasting – 2.0% | | |
| Discovery Holding Co., Class A (A)(B) | 3,022 | 96,704 |
| Casinos & Gaming – 0.7% | | |
| Las Vegas Sands, Inc. | 517 | 30,685 |
| Footwear – 1.7% | | |
| NIKE, Inc., Class B | 926 | 78,451 |
| Home Improvement Retail – 2.1% | | |
| Home Depot, Inc. (The) | 468 | 96,985 |
| Internet & Direct Marketing Retail – 3.1% | | |
| Amazon.com, Inc. (A) | 74 | 148,222 |
| Leisure Facilities – 1.3% | | |
| Vail Resorts, Inc. | 232 | 63,665 |
| Total Consumer Discretionary – 11.4% | | 538,697 |
| Consumer Staples | | |
| Hypermarkets & Super Centers – 2.3% | | |
| Costco Wholesale Corp. | 457 | 107,316 |
| Soft Drinks – 2.3% | | |
| Coca-Cola Co. (The) | 2,373 | 109,623 |
| Tobacco – 1.5% | | |
| Philip Morris International, Inc. | 909 | 74,106 |
| Total Consumer Staples – 6.1% | | 291,045 |
| Energy | | |
| Integrated Oil & Gas – 1.8% | | |
| Suncor Energy, Inc. | 2,197 | 84,983 |
| Oil & Gas Exploration & Production – 3.5% | | |
| ConocoPhillips | 1,278 | 98,902 |
| EOG Resources, Inc. | 511 | 65,137 |
| | | 164,039 |
| Oil & Gas Refining & Marketing – 1.1% | | |
| Marathon Petroleum Corp. | 660 | 52,780 |
| Total Energy – 6.4% | | 301,802 |
| Financials | | |
| Asset Management & Custody Banks – 1.4% | | |
| Blackstone Group L.P. (The) | 1,716 | 65,349 |
| Diversified Banks – 1.7% | | |
| Bank of America Corp. | 2,778 | 81,825 |
| Financial Exchanges & Data – 2.4% | | |
| CME Group, Inc. | 672 | 114,381 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Investment Banking & Brokerage – 1.8% | | |
| Morgan Stanley | 1,846 | $ 85,964 |
| Other Diversified Financial Services – 5.5% | | |
| Citigroup, Inc. | 1,553 | 111,383 |
| JPMorgan Chase & Co. | 1,314 | 148,229 |
| | | 259,612 |
| Total Financials – 12.8% | | 607,131 |
| Health Care | | |
| Health Care Equipment – 4.2% | | |
| Intuitive Surgical, Inc. (A) | 134 | 76,744 |
| Medtronic plc | 1,237 | 121,654 |
| | | 198,398 |
| Managed Health Care – 3.5% | | |
| UnitedHealth Group, Inc. | 630 | 167,499 |
| Pharmaceuticals – 4.0% | | |
| Elanco Animal Health, Inc. (A) | 240 | 8,373 |
| Eli Lilly and Co. | 895 | 96,053 |
| Zoetis, Inc. | 923 | 84,519 |
| | | 188,945 |
| Total Health Care – 11.7% | | 554,842 |
| Industrials | | |
| Aerospace & Defense – 7.4% | | |
| Airbus SE (C) | 1,008 | 126,594 |
| Lockheed Martin Corp. | 321 | 111,019 |
| United Technologies Corp. | 809 | 113,162 |
| | | 350,775 |
| Air Freight & Logistics – 1.3% | | |
| FedEx Corp. | 243 | 58,608 |
| Railroads – 1.1% | | |
| Norfolk Southern Corp. | 295 | 53,284 |
| Trucking – 1.9% | | |
| J.B. Hunt Transport Services, Inc. | 768 | 91,394 |
| Total Industrials – 11.7% | | 554,061 |
| Information Technology | | |
| Application Software – 3.8% | | |
| Adobe Systems, Inc. (A) | 355 | 95,724 |
| Intuit, Inc. | 365 | 83,047 |
| | | 178,771 |
| Data Processing & Outsourced Services – 7.3% | | |
| First Data Corp., Class A (A) | 2,264 | 55,398 |
| MasterCard, Inc., Class A | 465 | 103,569 |
| PayPal, Inc. (A) | 798 | 70,070 |
| Visa, Inc., Class A | 781 | 117,159 |
| | | 346,196 |
| Electronic Manufacturing Services – 1.1% | | |
| TE Connectivity Ltd. | 612 | 53,822 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Home Entertainment Software – 3.1% | | |
| Electronic Arts, Inc. (A) | 308 | $ 37,063 |
| Take-Two Interactive Software, Inc. (A) | 805 | 111,082 |
| | | 148,145 |
| Internet Software & Services – 2.5% | | |
| Alphabet, Inc., Class A (A) | 100 | 120,346 |
| Semiconductor Equipment – 1.2% | | |
| Applied Materials, Inc. | 1,440 | 55,648 |
| Semiconductors – 1.2% | | |
| Analog Devices, Inc. | 591 | 54,616 |
| Systems Software – 6.2% | | |
| Microsoft Corp. | 2,559 | 292,707 |
| Technology Hardware, Storage & Peripherals – 3.9% | | |
| Apple, Inc. | 827 | 186,642 |
| Total Information Technology – 30.3% | | 1,436,893 |
| Materials | | |
| Commodity Chemicals – 1.6% | | |
| LyondellBasell Industries N.V., Class A | 738 | 75,632 |
| Diversified Chemicals – 1.7% | | |
| Dow Chemical Co. (The) | 1,297 | 83,430 |
| Specialty Chemicals – 1.9% | | |
| Sherwin-Williams Co. (The) | 194 | 88,447 |
| Total Materials – 5.2% | | 247,509 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 1.4% | | |
| Verizon Communications, Inc. | 1,287 | 68,697 |
| Total Telecommunication Services – 1.4% | | 68,697 |
| Utilities | | |
| Electric Utilities – 1.1% | | |
| NextEra Energy, Inc. | 297 | 49,783 |
| Total Utilities – 1.1% | | 49,783 |
| TOTAL COMMON STOCKS – 98.1% | | $4,650,460 |
| (Cost: $3,372,436) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (D) – 1.2% | | |
| Brown-Forman Corp., 1.930%, 10-11-18 | $ 5,000 | 4,996 |
| Clorox Co. (The), 2.740%, 10-15-18 | 10,000 | 9,989 |
| E.I. du Pont de Nemours and Co., 2.700%, 10-17-18 | 3,611 | 3,606 |

SCHEDULE OF INVESTMENTS IVY CORE EQUITY FUND *(in thousands)*

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (D) (Continued) | | |
| Mondelez International, Inc., 2.280%, 10-1-18 | $ 2,584 | $ 2,583 |
| NBCUniversal Enterprise, Inc., 2.880%, 10-11-18 | 6,000 | 5,995 |
| Northern Illinois Gas Co., 2.401%, 10-3-18 | 5,000 | 4,998 |
| Walgreens Boots Alliance, Inc., 2.850%, 10-12-18 | 5,000 | 4,995 |
| Wisconsin Electric Power Co., 2.250%, 10-4-18 | 15,000 | 14,994 |
| Wisconsin Gas LLC, 2.212%, 10-3-18 | 4,000 | 3,999 |
| | | 56,155 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (E) | 3,756 | 3,756 |
| Money Market Funds – 1.8% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (F)(G) | $84,167 | $84,167 |
| Municipal Obligations – 0.1% | | |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.650%, 10-1-18 (E) | 2,770 | 2,770 |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 1.550%, 10-7-18 (E) | 2,500 | 2,500 |
| | | 5,270 |
| United States Government Agency Obligations – 0.1% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.190%, 10-7-18 (E) | $2,000 | $ 2,000 |
| 2.200%, 10-7-18 (E) | 2,953 | 2,953 |
| | | 4,953 |
| TOTAL SHORT-TERM SECURITIES – 3.3% | | $ 154,301 |
| (Cost: $154,314) | | |
| TOTAL INVESTMENT SECURITIES – 101.4% | | $4,804,761 |
| (Cost: $3,526,750) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4)% | | (67,109) |
| NET ASSETS – 100.0% | | $4,737,652 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $82,008 are on loan.

(C)Listed on an exchange outside the United States.

(D)Rate shown is the yield to maturity at September 30, 2018.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Investment made with cash collateral received from securities on loan.

(G)Rate shown is the annualized 7-day yield at September 30, 2018.

The following forward foreign currency contracts were outstanding at September 30, 2018:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Euro | 94,032 | U.S. Dollar | 109,980 | 10-5-18 | Citibank N.A. | $778 | $— |
| Euro | 13,597 | U.S. Dollar | 15,883 | 10-5-18 | Deutsche Bank AG | 92 | — |
| | | | | | | $870 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $4,650,460 | $ — | $ — |
| Short-Term Securities | 84,167 | 70,134 | — |
| Total | $ 4,734,627 | $70,134 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 870 | $ — |

During the period ended September 30, 2018, securities totaling $128,213 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

SEPTEMBER 30, 2018 (UNAUDITED)

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.8% |
| Information Technology | 34.6% |
| Financials | 19.2% |
| Energy | 12.7% |
| Consumer Discretionary | 8.5% |
| Materials | 8.1% |
| Real Estate | 5.2% |
| Health Care | 3.9% |
| Consumer Staples | 3.5% |
| Industrials | 2.3% |
| Utilities | 1.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

## Country Weightings

| | |
|---|---|
| Pacific Basin | 69.8% |
| China | 29.0% |
| India | 13.9% |
| South Korea | 13.0% |
| Taiwan | 6.3% |
| Hong Kong | 3.4% |
| Other Pacific Basin | 4.2% |
| South America | 13.0% |
| Brazil | 12.2% |
| Other South America | 0.8% |
| Europe | 8.4% |
| Russia | 7.4% |
| Other Europe | 1.0% |
| North America | 4.6% |
| Other | 4.0% |
| South Africa | 4.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Taiwan Semiconductor Manufacturing Co. Ltd. | Taiwan | Information Technology | Semiconductors |
| Samsung Electronics Co. Ltd. | South Korea | Information Technology | Technology Hardware, Storage & Peripherals |
| Alibaba Group Holding Ltd. ADR | China | Information Technology | Internet Software & Services |
| Reliance Industries Ltd. | India | Energy | Oil & Gas Refining & Marketing |
| Tencent Holdings Ltd. | China | Information Technology | Internet Software & Services |
| Vale S.A. | Brazil | Materials | Steel |
| MercadoLibre, Inc. | Brazil | Information Technology | Internet Software & Services |
| Mexichem S.A.B. de C.V. | Mexico | Materials | Commodity Chemicals |
| Baidu.com, Inc. ADR | China | Information Technology | Internet Software & Services |
| PJSC LUKOIL ADR | Russia | Energy | Integrated Oil & Gas |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Argentina | | |
| Energy – 0.8% | | |
| YPF Sociedad Anonima ADR (A) | 1,099 | $ 16,979 |
| Total Argentina – 0.8% | | 16,979 |
| Brazil | | |
| Energy – 2.2% | | |
| Petroleo Brasileiro S.A. | 8,961 | 46,818 |
| Financials – 3.9% | | |
| Banco Bradesco S.A. | 3,315 | 23,461 |
| Banco do Brasil S.A. | 4,325 | 31,476 |
| Itau Unibanco Holdings S.A. | 2,529 | 27,635 |
| | | 82,572 |
| Health Care – 0.5% | | |
| Hypermarcas S.A. | 1,481 | 10,448 |
| Information Technology – 2.5% | | |
| MercadoLibre, Inc. | 157 | 53,396 |
| Materials – 3.1% | | |
| Vale S.A. | 4,420 | 65,390 |
| Total Brazil – 12.2% | | 258,624 |
| China | | |
| Consumer Discretionary – 2.3% | | |
| Ctrip.com International Ltd. (A) | 721 | 26,798 |
| Geely Automobile Holdings Ltd. | 10,563 | 21,049 |
| | | 47,847 |
| Consumer Staples – 0.3% | | |
| Kweichow Moutai Co. Ltd., A Shares | 58 | 6,112 |
| Financials – 7.4% | | |
| BOC Hong Kong (Holdings) Ltd., H Shares | 93,452 | 41,543 |
| China International Capital Corp. Ltd., H Shares (B) | 16,790 | 31,013 |
| Industrial and Commercial Bank of China Ltd., H Shares | 59,189 | 43,248 |
| Ping An Insurance (Group) Co. of China Ltd., H Shares (B) | 4,363 | 44,308 |
| | | 160,112 |
| Health Care – 1.3% | | |
| BeiGene Ltd. ADR (A) | 158 | 27,240 |
| Industrials – 1.1% | | |
| ZTO Express (Cayman), Inc. ADR | 1,457 | 24,139 |
| Information Technology – 13.9% | | |
| Alibaba Group Holding Ltd. ADR (A) | 662 | 109,097 |
| Baidu.com, Inc. ADR (A) | 209 | 47,902 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Information Technology (Continued) | | |
| Hangzou Hikvision Digital Technology Co. Ltd., A Shares | 5,955 | $ 24,887 |
| Sunny Optical Technology (Group) Co. Ltd. | 2,965 | 34,199 |
| Tencent Holdings Ltd. | 2,022 | 83,464 |
| | | 299,549 |
| Real Estate – 2.7% | | |
| China Overseas Land & Investment Ltd. | 11,690 | 36,586 |
| Logan Property Holdings Co. Ltd. | 18,748 | 21,170 |
| | | 57,756 |
| Total China – 29.0% | | 622,755 |
| Hong Kong | | |
| Consumer Discretionary – 1.8% | | |
| Galaxy Entertainment Group | 6,186 | 39,235 |
| Consumer Staples – 1.6% | | |
| China Resources Beer (Holdings) Co. Ltd. | 8,792 | 35,320 |
| Total Hong Kong – 3.4% | | 74,555 |
| India | | |
| Consumer Discretionary – 1.2% | | |
| Maruti Suzuki India Ltd. | 89 | 8,981 |
| Page Industries Ltd. | 40 | 18,017 |
| | | 26,998 |
| Consumer Staples – 1.6% | | |
| ITC Ltd. | 8,113 | 33,326 |
| Energy – 4.1% | | |
| Reliance Industries Ltd. | 5,079 | 88,134 |
| Financials – 3.2% | | |
| HDFC Bank Ltd. | 1,484 | 41,080 |
| Kotak Mahindra Bank Ltd. | 1,125 | 17,710 |
| RBL Bank Ltd. | 1,411 | 9,963 |
| | | 68,753 |
| Health Care – 0.1% | | |
| Aurobindo Pharma Ltd. (A) | 311 | 3,189 |
| Industrials – 1.2% | | |
| Havells India Ltd. | 1,198 | 9,821 |
| Larsen & Toubro Ltd. | 861 | 15,105 |
| | | 24,926 |
| Information Technology – 1.5% | | |
| Tata Consultancy Services Ltd. | 1,061 | 31,972 |
| Utilities – 1.0% | | |
| GAIL (India) Ltd. | 4,315 | 22,560 |
| Total India – 13.9% | | 299,858 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Indonesia | | |
| Financials – 0.9% | | |
| PT Bank Mandiri (Persero) Tbk | 21,147 | $ 9,543 |
| PT Bank Rakyat Indonesia | 46,992 | 9,934 |
| | | 19,477 |
| Total Indonesia – 0.9% | | 19,477 |
| Macau | | |
| Consumer Discretionary – 1.1% | | |
| Sands China Ltd. | 5,146 | 23,305 |
| Total Macau – 1.1% | | 23,305 |
| Mexico | | |
| Materials – 2.3% | | |
| Mexichem S.A.B. de C.V. | 14,585 | 49,935 |
| Total Mexico – 2.3% | | 49,935 |
| Russia | | |
| Energy – 2.8% | | |
| PJSC LUKOIL ADR | 783 | 59,980 |
| Financials – 2.1% | | |
| Sberbank of Russia PJSC ADR | 3,617 | 45,870 |
| Information Technology – 2.1% | | |
| Yandex N.V., Class A (A) | 1,379 | 45,355 |
| Real Estate – 0.4% | | |
| Etalon Group Ltd. GDR | 3,915 | 9,141 |
| Total Russia – 7.4% | | 160,346 |
| South Africa | | |
| Consumer Discretionary – 0.7% | | |
| Naspers Ltd., Class N | 71 | 15,303 |
| Energy – 1.6% | | |
| Sasol Ltd. | 905 | 35,038 |
| Financials – 1.7% | | |
| Capitec Bank Holdings Ltd. (B) | 510 | 36,969 |
| Total South Africa – 4.0% | | 87,310 |
| South Korea | | |
| Consumer Discretionary – 1.4% | | |
| Hyundai Motor Co. | 251 | 29,350 |
| Health Care – 2.0% | | |
| Hugel, Inc. (A) | 9 | 3,378 |
| Samsung BioLogics Co. Ltd. (A) | 82 | 39,689 |
| | | 43,067 |
| Information Technology – 7.1% | | |
| Samsung Electronics Co. Ltd. | 2,942 | 123,212 |

# CONSOLIDATED SCHEDULE OF INVESTMENTS

## IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Information Technology (Continued) | | |
| SK hynix, Inc. . . . . . . . . . . . . . . . . | 455 | $ 29,991 |
| | | 153,203 |
| **Materials – 1.7%** | | |
| POSCO . . . . . . . . . . . . . . . . . . . . . | 140 | 37,188 |
| **Utilities – 0.8%** | | |
| Korea Electric Power Corp. . . . . . . | 615 | 16,284 |
| **Total South Korea – 13.0%** | | **279,092** |
| Switzerland | | |
| **Materials – 1.0%** | | |
| Glencore International plc . . . . . . . | 4,936 | 21,338 |
| **Total Switzerland – 1.0%** | | **21,338** |
| Taiwan | | |
| **Information Technology – 6.3%** | | |
| Taiwan Semiconductor Manufacturing Co. Ltd. . . . . . . . | 15,821 | 136,021 |
| **Total Taiwan – 6.3%** | | **136,021** |
| Thailand | | |
| **Energy – 1.2%** | | |
| PTT Public Co. Ltd. . . . . . . . . . . . . . | 15,441 | 25,903 |
| **Total Thailand – 1.2%** | | **25,903** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| United States | | |
| **Information Technology – 1.2%** | | |
| Cognizant Technology Solutions Corp., Class A . . . . . . . . . . . | 330 | $ 25,457 |
| **Total United States – 1.2%** | | **25,457** |
| Vietnam | | |
| **Real Estate – 2.1%** | | |
| Vinhomes JSC (A) . . . . . . . . . . | 9,895 | 44,961 |
| **Total Vietnam – 2.1%** | | **44,961** |
| **TOTAL COMMON STOCKS – 99.8%** | | **$2,145,916** |
| (Cost: $1,932,136) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| **Commercial Paper (C) – 0.1%** | | |
| Diageo Capital plc (GTD by Diageo plc) 2.870%, 10-11-18 . . . . . . . . . | $3,003 | 3,000 |
| **Master Note – 0.1%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10-5-18 (D) . . . . . . . . | 1,533 | 1,533 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Money Market Funds – 0.5%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (E)(F) . . . . . . . . . . . | $11,838 | $ 11,838 |
| **United States Government Agency Obligations – 0.0%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 2.190%, 10-7-18 (D) . . . . . . . . | 1,075 | 1,075 |
| **TOTAL SHORT-TERM SECURITIES – 0.7%** | | **$ 17,446** |
| (Cost: $17,447) | | |
| **TOTAL INVESTMENT SECURITIES – 100.5%** | | **$2,163,362** |
| (Cost: $1,949,583) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%** | | **(10,063)** |
| **NET ASSETS – 100.0%** | | **$2,153,299** |

## Notes to Consolidated Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $36,431 are on loan.

(C) Rate shown is the yield to maturity at September 30, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Rate shown is the annualized 7-day yield at September 30, 2018.

(F) Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,145,916 | $ — | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,838 | 5,608 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,157,754 | $5,608 | $ — |

During the period ended September 30, 2018, securities totaling $1,691,804 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

# CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Information Technology | 34.6% |
| Financials | 19.2% |
| Energy | 12.7% |
| Consumer Discretionary | 8.5% |
| Materials | 8.1% |
| Real Estate | 5.2% |
| Health Care | 3.9% |
| Consumer Staples | 3.5% |
| Industrials | 2.3% |
| Utilities | 1.8% |
| Other+ | 0.2% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.1% |
| Industrials | 17.3% |
| Financials | 14.7% |
| Consumer Staples | 14.3% |
| Energy | 13.9% |
| Health Care | 13.2% |
| Information Technology | 11.2% |
| Materials | 5.8% |
| Consumer Discretionary | 4.7% |
| Telecommunication Services | 2.1% |
| Utilities | 1.9% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Country Weightings

| | |
|---|---|
| Europe | 99.1% |
| United Kingdom | 30.8% |
| France | 27.5% |
| Netherlands | 10.5% |
| Switzerland | 10.0% |
| Germany | 7.6% |
| Ireland | 4.1% |
| Norway | 3.8% |
| Other Europe | 3.5% |
| Other | 1.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Tullow Oil plc | United Kingdom | Energy | Oil & Gas Exploration & Production |
| Royal Dutch Shell plc, Class A | Netherlands | Energy | Integrated Oil & Gas |
| Total S.A. | France | Energy | Integrated Oil & Gas |
| Ubisoft Entertainment S.A. | France | Information Technology | Home Entertainment Software |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| Thales | France | Industrials | Aerospace & Defense |
| Unilever N.V., Certicaaten Van Aandelen | United Kingdom | Consumer Staples | Personal Products |
| Airbus SE | France | Industrials | Aerospace & Defense |
| Roche Holdings AG, Genusscheine | Switzerland | Health Care | Pharmaceuticals |
| AstraZeneca plc | United Kingdom | Health Care | Pharmaceuticals |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY EUROPEAN OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Denmark | | |
| Health Care – 1.6% | | |
| Novo Nordisk A/S, Class B | 53 | $ 2,514 |
| Total Denmark – 1.6% | | 2,514 |
| France | | |
| Consumer Discretionary – 1.8% | | |
| LVMH Moet Hennessy - Louis Vuitton | 8 | 2,767 |
| Energy – 3.9% | | |
| Total S.A. | 91 | 5,916 |
| Financials – 1.9% | | |
| BNP Paribas S.A. | 48 | 2,954 |
| Health Care – 2.0% | | |
| Sanofi-Aventis | 35 | 3,120 |
| Industrials – 10.4% | | |
| Airbus SE | 41 | 5,099 |
| Schneider Electric S.A. | 28 | 2,277 |
| Thales | 37 | 5,307 |
| Vinci | 34 | 3,284 |
| | | 15,967 |
| Information Technology – 5.4% | | |
| Cap Gemini S.A. | 21 | 2,605 |
| Ubisoft Entertainment S.A. (A) | 53 | 5,709 |
| | | 8,314 |
| Telecommunication Services – 2.1% | | |
| Orange S.A. | 199 | 3,171 |
| Total France – 27.5% | | 42,209 |
| Germany | | |
| Consumer Discretionary – 2.9% | | |
| adidas AG | 18 | 4,408 |
| Health Care – 1.5% | | |
| Fresenius SE & Co. KGaA | 30 | 2,232 |
| Information Technology – 3.2% | | |
| Infineon Technologies AG | 91 | 2,063 |
| SAP AG | 22 | 2,695 |
| | | 4,758 |
| Total Germany – 7.6% | | 11,398 |
| Ireland | | |
| Health Care – 2.1% | | |
| Medtronic plc | 33 | 3,217 |
| Materials – 2.0% | | |
| CRH plc | 94 | 3,085 |
| Total Ireland – 4.1% | | 6,302 |
| Italy | | |
| Utilities – 1.9% | | |
| ENEL S.p.A. | 564 | $ 2,889 |
| Total Italy – 1.9% | | 2,889 |
| Netherlands | | |
| Consumer Staples – 1.6% | | |
| Heineken N.V. | 27 | 2,520 |
| Energy – 4.7% | | |
| Royal Dutch Shell plc, Class A (B) | 212 | 7,279 |
| Financials – 1.5% | | |
| ING Groep N.V., Certicaaten Van Aandelen | 179 | 2,321 |
| Industrials – 1.4% | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares | 48 | 2,173 |
| Information Technology – 1.3% | | |
| ASML Holding N.V., Ordinary Shares | 11 | 2,018 |
| Total Netherlands – 10.5% | | 16,311 |
| Norway | | |
| Consumer Staples – 1.2% | | |
| Marine Harvest ASA | 78 | 1,802 |
| Financials – 2.6% | | |
| DNB ASA | 184 | 3,876 |
| Total Norway – 3.8% | | 5,678 |
| South Africa | | |
| Materials – 1.3% | | |
| Mondi plc | 70 | 1,928 |
| Total South Africa – 1.3% | | 1,928 |
| Switzerland | | |
| Consumer Staples – 3.6% | | |
| Nestle S.A., Registered Shares | 67 | 5,561 |
| Financials – 2.1% | | |
| UBS Group AG | 202 | 3,184 |
| Health Care – 3.0% | | |
| Roche Holdings AG, Genusscheine | 19 | 4,530 |
| Information Technology – 1.3% | | |
| STMicroelectronics N.V. | 113 | 2,062 |
| Total Switzerland – 10.0% | | 15,337 |
| United Kingdom | | |
| Consumer Staples – 7.9% | | |
| British American Tobacco plc | 77 | 3,607 |
| Diageo plc | 87 | 3,072 |
| Unilever N.V., Certicaaten Van Aandelen | 95 | $ 5,291 |
| | | 11,970 |
| Energy – 5.3% | | |
| Tullow Oil plc (A) | 2,352 | 8,072 |
| Financials – 6.6% | | |
| 3i Group plc | 142 | 1,741 |
| HSBC Holdings plc | 370 | 3,230 |
| Prudential plc | 110 | 2,529 |
| St. James's Place plc | 174 | 2,594 |
| | | 10,094 |
| Health Care – 3.0% | | |
| AstraZeneca plc | 58 | 4,513 |
| Industrials – 5.5% | | |
| Ashtead Group plc | 100 | 3,181 |
| BAE Systems plc | 441 | 3,623 |
| Weir Group plc (The) | 65 | 1,495 |
| | | 8,299 |
| Materials – 2.5% | | |
| Anglo American plc | 97 | 2,176 |
| Rio Tinto plc | 34 | 1,704 |
| | | 3,880 |
| Total United Kingdom – 30.8% | | 46,828 |
| TOTAL COMMON STOCKS – 99.1% | | $ 151,394 |
| (Cost: $121,689) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.9% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10-5-18 (C) | $ 1,313 | 1,313 |
| Money Market Funds – 4.0% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (D)(E) | 6,159 | 6,159 |
| TOTAL SHORT-TERM SECURITIES – 4.9% | | $ 7,472 |
| (Cost: $7,472) | | |
| TOTAL INVESTMENT SECURITIES – 104.0% | | $158,866 |
| (Cost: $129,161) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (4.0)% | | (6,066) |
| NET ASSETS – 100.0% | | $152,800 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $5,865 are on loan.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Rate shown is the annualized 7-day yield at September 30, 2018.

(E)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $ 151,394 | $ — | $ — |
| Short-Term Securities | 6,159 | 1,313 | — |
| Total | $157,553 | $1,313 | $ — |

During the period ended September 30, 2018, securities totaling $176,537 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Industrials | 17.3% |
| Financials | 14.7% |
| Consumer Staples | 14.3% |
| Energy | 13.9% |
| Health Care | 13.2% |
| Information Technology | 11.2% |
| Materials | 5.8% |
| Consumer Discretionary | 4.7% |
| Telecommunication Services | 2.1% |
| Utilities | 1.9% |
| Other+ | 0.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

### Asset Allocation

| | |
|---|---|
| Stocks | 0.8% |
| Bonds | 97.4% |
| Corporate Debt Securities | 56.1% |
| United States Government and Government Agency Obligations | 27.7% |
| Other Government Securities | 13.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.8% |

### Quality Weightings

| | |
|---|---|
| Investment Grade | 66.9% |
| AAA | 24.7% |
| AA | 5.7% |
| A | 7.9% |
| BBB | 28.6% |
| Non-Investment Grade | 30.5% |
| BB | 16.0% |
| B | 11.4% |
| CCC | 0.7% |
| Non-rated | 2.4% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities | 2.6% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

### Country Weightings

| | |
|---|---|
| North America | 50.8% |
| United States | 43.3% |
| Mexico | 5.0% |
| Other North America | 2.5% |
| Europe | 15.6% |
| United Kingdom | 4.2% |
| Netherlands | 4.1% |
| Other Europe | 7.3% |
| South America | 14.5% |
| Argentina | 4.4% |
| Columbia | 4.2% |
| Other South America | 5.9% |
| Pacific Basin | 11.4% |
| Bahamas/Caribbean | 3.2% |
| Other | 2.3% |
| Middle East | 0.4% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.8% |

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Panama | | |
| Financials – 0.8% | | |
| Banco Latinoamericano de Comercio Exterior S.A. | 194 | $4,058 |
| Total Panama – 0.8% | | 4,058 |
| TOTAL COMMON STOCKS – 0.8% | | $4,058 |
| (Cost: $4,108) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Argentina | | |
| Energy – 1.7% | | |
| Pampa Energia S.A. 7.500%, 1-24-27 (A) | $2,850 | 2,521 |
| Pan American Energy LLC 7.875%, 5-7-21 (A) | 5,000 | 5,089 |
| YPF Sociedad Anonima 8.500%, 3-23-21 (A) | 1,000 | 1,008 |
| | | 8,618 |
| Total Argentina – 1.7% | | 8,618 |
| Australia | | |
| Utilities – 0.7% | | |
| Ausgrid Finance Pty Ltd. 3.850%, 5-1-23 (A) | 3,400 | 3,378 |
| Total Australia – 0.7% | | 3,378 |
| Austria | | |
| Consumer Staples – 0.6% | | |
| ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 6.250%, 2-5-23 (A) | 2,025 | 2,007 |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 7.750%, 10-28-20 (A) | 1,050 | 1,068 |
| | | 3,075 |
| Total Austria – 0.6% | | 3,075 |
| Bermuda | | |
| Consumer Staples – 0.6% | | |
| Bacardi Ltd. 4.450%, 5-15-25 (A) | 2,800 | 2,790 |
| Total Bermuda – 0.6% | | 2,790 |
| Brazil | | |
| Consumer Staples – 0.3% | | |
| Cosan Ltd. 5.950%, 9-20-24 (A) | 1,575 | 1,486 |
| Energy – 0.0% | | |
| Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (B) | 987 | —* |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financials – 0.0% | | |
| Banco Cruzeiro do Sul S.A. 8.500%, 2-20-15 (A)(B) | $9,000 | $ 45 |
| Materials – 0.8% | | |
| Fibria Overseas Finance Ltd. 4.000%, 1-14-25 | 2,000 | 1,853 |
| Vale Overseas Ltd. 6.250%, 8-10-26 | 1,850 | 2,027 |
| | | 3,880 |
| Utilities – 0.8% | | |
| Aegea Finance S.a.r.l. 5.750%, 10-10-24 (A) | 2,300 | 2,145 |
| Cemig Geracao e Transmissao S.A. 9.250%, 12-5-24 (A) | 1,600 | 1,648 |
| | | 3,793 |
| Total Brazil – 1.9% | | 9,204 |
| Canada | | |
| Financials – 1.5% | | |
| Canadian Imperial Bank of Commerce 2.100%, 10-5-20 | 5,000 | 4,884 |
| Royal Bank of Canada: | | |
| 2.500%, 1-19-21 | 750 | 738 |
| 4.650%, 1-27-26 | 1,500 | 1,533 |
| | | 7,155 |
| Total Canada – 1.5% | | 7,155 |
| Cayman Islands | | |
| Industrials – 0.6% | | |
| Guanay Finance Ltd.: | | |
| 6.000%, 12-15-20 (A) | 2,935 | 2,942 |
| 6.000%, 12-15-20 | 210 | 211 |
| | | 3,153 |
| Materials – 0.9% | | |
| Braskem Finance Ltd. (GTD by Braskem S.A.) 5.750%, 4-15-21 (A) | 2,000 | 2,054 |
| Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.) 4.375%, 5-15-23 (A) | 2,600 | 2,599 |
| | | 4,653 |
| Telecommunication Services – 1.0% | | |
| Sable International Finance Ltd. 6.875%, 8-1-22 (A) | 4,800 | 5,016 |
| Total Cayman Islands – 2.5% | | 12,822 |
| Chile | | |
| Financials – 0.3% | | |
| Banco Santander Chile 2.500%, 12-15-20 (A) | 1,600 | 1,568 |
| Industrials – 1.2% | | |
| LATAM Airlines Group S.A. 7.250%, 6-9-20 (A) | 5,800 | 5,924 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Utilities – 0.4% | | |
| Enel Chile S.A. 4.875%, 6-12-28 | $ 2,080 | $2,099 |
| Total Chile – 1.9% | | 9,591 |
| China | | |
| Energy – 0.4% | | |
| Sinopec Group Overseas Development (2018) Ltd. 4.125%, 9-12-25 (A)(C) | 2,000 | 1,982 |
| Information Technology – 0.9% | | |
| Alibaba Group Holding Ltd.: | | |
| 2.500%, 11-28-19 | 1,000 | 995 |
| 2.800%, 6-6-23 | 1,600 | 1,540 |
| Tencent Holdings Ltd. 2.985%, 1-19-23 (A) | 1,800 | 1,743 |
| | | 4,278 |
| Total China – 1.3% | | 6,260 |
| Columbia | | |
| Financials – 0.4% | | |
| Banco de Bogota S.A. 5.375%, 2-19-23 (A) | 2,000 | 2,053 |
| Utilities – 2.4% | | |
| Emgesa S.A. E.S.P. 8.750%, 1-25-21 (D) | COP 10,066,000 | 3,557 |
| Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (D) | 25,238,000 | 8,571 |
| | | 12,128 |
| Total Columbia – 2.8% | | 14,181 |
| France | | |
| Consumer Staples – 0.1% | | |
| Pernod Ricard S.A. 4.250%, 7-15-22 (A) | $ 750 | 762 |
| Financials – 0.6% | | |
| BNP Paribas S.A. 7.625%, 12-29-49 (A) | 3,000 | 3,150 |
| Total France – 0.7% | | 3,912 |
| Hong Kong | | |
| Financials – 0.2% | | |
| Bangkok Bank Public Co. Ltd. 4.050%, 3-19-24 (A) | 1,200 | 1,199 |
| Total Hong Kong – 0.2% | | 1,199 |
| India | | |
| Industrials – 0.9% | | |
| Adani Ports and Special Economic Zone Ltd. 3.500%, 7-29-20 (A) | 4,800 | 4,734 |

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Materials – 0.7% | | |
| Vedanta Resources plc 6.375%, 7-30-22 (A) | $3,500 | $3,369 |
| Total India – 1.6% | | 8,103 |
| Indonesia | | |
| Utilities – 0.2% | | |
| Perusahaan Listrik Negara 5.450%, 5-21-28 (A) | 1,100 | 1,129 |
| Total Indonesia – 0.2% | | 1,129 |
| Ireland | | |
| Financials – 0.6% | | |
| MTS International Funding Ltd. 5.000%, 5-30-23 (A) | 3,150 | 3,056 |
| Telecommunication Services – 0.6% | | |
| Mobile TeleSystems OJSC 5.000%, 5-30-23 | 3,000 | 2,911 |
| Total Ireland – 1.2% | | 5,967 |
| Japan | | |
| Financials – 1.1% | | |
| Mitsubishi UFJ Financial Group, Inc. 3.287%, 7-25-27 | 1,500 | 1,409 |
| Mizuho Financial Group, Inc. 3.170%, 9-11-27 | 1,500 | 1,387 |
| Sumitomo Mitsui Financial Group, Inc. 3.748%, 7-19-23 | 2,650 | 2,642 |
| | | 5,438 |
| Total Japan – 1.1% | | 5,438 |
| Luxembourg | | |
| Consumer Discretionary – 0.8% | | |
| Altice S.A. 7.625%, 2-15-25 (A)(C) | 4,500 | 4,078 |
| Consumer Staples – 0.2% | | |
| Minerva Luxembourg S.A. 5.875%, 1-19-28 (A) | 900 | 801 |
| Financials – 0.1% | | |
| Hidrovias International Finance S.a.r.l. 5.950%, 1-24-25 (A) | 430 | 392 |
| Information Technology – 0.9% | | |
| Atento Luxco 1 S.A. 6.125%, 8-10-22 (A) | 4,700 | 4,606 |
| Total Luxembourg – 2.0% | | 9,877 |
| Macau | | |
| Consumer Discretionary – 0.3% | | |
| Sands China Ltd. 5.125%, 8-8-25 (A) | 1,400 | 1,397 |
| Total Macau – 0.3% | | 1,397 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Mexico | | |
| Consumer Discretionary – 0.3% | | |
| Nemak S.A.B. de C.V. 4.750%, 1-23-25 (A) | $1,600 | $1,560 |
| Consumer Staples – 0.6% | | |
| Grupo Bimbo S.A.B. de C.V. 4.875%, 6-30-20 (A) | 2,950 | 3,010 |
| Energy – 0.1% | | |
| Petroleos Mexicanos 5.350%, 2-12-28 (A) | 500 | 471 |
| Financials – 1.2% | | |
| Banco Santander (Mexico) S.A. 5.950%, 10-1-28 (A) | 850 | 863 |
| Banco Santander S.A. 4.125%, 11-9-22 (A) | 2,850 | 2,831 |
| Unifin Financiera S.A.B. de C.V. SOFOM E.N.R. 7.250%, 9-27-23 (A) | 2,000 | 1,975 |
| | | 5,669 |
| Materials – 1.4% | | |
| C5 Capital (SPV) Ltd. (3-Month U.S. LIBOR plus 428 bps) 6.614%, 12-29-49 (A)(E) | 6,600 | 6,443 |
| CEMEX S.A.B. de C.V. 7.750%, 4-16-26 (A) | 500 | 547 |
| | | 6,990 |
| Total Mexico – 3.6% | | 17,700 |
| Netherlands | | |
| Consumer Discretionary – 1.6% | | |
| Myriad International Holdings B.V. 6.000%, 7-18-20 (A) | 1,150 | 1,194 |
| VTR Finance B.V. 6.875%, 1-15-24 (A) | 6,482 | 6,595 |
| | | 7,789 |
| Consumer Staples – 0.8% | | |
| Marfrig Holdings (Europe) B.V.: | | |
| 6.875%, 6-24-19 (A) | 1,500 | 1,519 |
| 8.000%, 6-8-23 (A) | 2,350 | 2,358 |
| | | 3,877 |
| Energy – 0.1% | | |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.) 8.375%, 5-23-21 | 656 | 714 |
| Financials – 1.6% | | |
| Cooperatieve Rabobank U.A. 3.875%, 2-8-22 | 1,800 | 1,814 |
| Enel Finance International N.V. 4.625%, 9-14-25 (A) | 3,350 | 3,277 |
| Sigma Finance, Inc. 4.875%, 3-27-28 (A) | 1,400 | 1,374 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financials (Continued) | | |
| Syngenta Finance N.V. 5.182%, 4-24-28 (A) | $1,725 | $1,650 |
| | | 8,115 |
| Total Netherlands – 4.1% | | 20,495 |
| Norway | | |
| Energy – 0.4% | | |
| Aker BP ASA 6.000%, 7-1-22 (A) | 1,900 | 1,959 |
| Total Norway – 0.4% | | 1,959 |
| Peru | | |
| Financials – 0.6% | | |
| Banco de Credito del Peru 4.250%, 4-1-23 (A) | 1,350 | 1,357 |
| Corporacion Financiera de Desarrolla S.A. 4.750%, 2-8-22 (A) | 1,350 | 1,378 |
| | | 2,735 |
| Materials – 0.1% | | |
| San Miguel Industrias PET S.A. 4.500%, 9-18-22 (A) | 750 | 734 |
| Total Peru – 0.7% | | 3,469 |
| Qatar | | |
| Energy – 0.2% | | |
| Ras Laffan Liquefied Natural Gas Co. Ltd. II 5.298%, 9-30-20 (A) | 1,026 | 1,048 |
| Total Qatar – 0.2% | | 1,048 |
| Singapore | | |
| Consumer Staples – 2.4% | | |
| Olam International Ltd. 7.500%, 8-12-20 (C) | 11,650 | 12,180 |
| Total Singapore – 2.4% | | 12,180 |
| South Korea | | |
| Financials – 0.4% | | |
| Hyundai Capital Services, Inc. 3.017%, 8-29-22 (A) | 2,100 | 2,021 |
| Telecommunication Services – 0.1% | | |
| SK Telecom Co. Ltd. 3.750%, 4-16-23 (A) | 500 | 495 |
| Total South Korea – 0.5% | | 2,516 |
| Switzerland | | |
| Financials – 0.4% | | |
| Credit Suisse Group AG 4.282%, 1-9-28 (A) | 1,800 | 1,750 |
| Total Switzerland – 0.4% | | 1,750 |

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| United Arab Emirates | | |
| Energy – 0.1% | | |
| Abu Dhabi National Energy Co. | | |
| 4.375%, 4-23-25 (A) | $ 600 | $ 597 |
| Financials – 1.2% | | |
| ICICI Bank Ltd.: | | |
| 3.500%, 3-18-20 (A) | 4,275 | 4,241 |
| 4.000%, 3-18-26 (A) | 2,000 | 1,860 |
| | | 6,101 |
| Total United Arab Emirates – 1.3% | | 6,698 |
| United Kingdom | | |
| Consumer Staples – 0.4% | | |
| Imperial Tobacco Finance plc | | |
| 3.750%, 7-21-22 (A) | 2,300 | 2,289 |
| Financials – 3.8% | | |
| ANZ New Zealand International Ltd. | | |
| 3.450%, 1-21-28 (A) | 1,300 | 1,232 |
| Barclays plc: | | |
| 4.337%, 1-10-28 | 1,800 | 1,702 |
| 8.250%, 12-29-49 | 5,600 | 5,649 |
| HSBC Holdings plc: | | |
| 4.583%, 6-19-29 | 1,900 | 1,902 |
| 5.625%, 12-29-49 | 4,300 | 4,279 |
| State Bank of India: | | |
| 3.622%, 4-17-19 (A) | 2,300 | 2,300 |
| 4.875%, 4-17-24 (A) | 2,300 | 2,326 |
| | | 19,390 |
| Total United Kingdom – 4.2% | | 21,679 |
| United States | | |
| Consumer Staples – 2.0% | | |
| Anheuser-Busch Inbev S.A./N.V. (GTD by AB INBEV/BBR/COB) | | |
| 2.650%, 2-1-21 | 2,000 | 1,971 |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) | | |
| 4.000%, 4-13-28 | 2,850 | 2,808 |
| Bunge Ltd. Finance Corp. | | |
| 3.500%, 11-24-20 | 2,500 | 2,492 |
| Maple Escrow Subsidiary, Inc. | | |
| 4.597%, 5-25-28 (A) | 2,800 | 2,813 |
| | | 10,084 |
| Energy – 0.8% | | |
| Brand Energy & Infrastructure Services, Inc. | | |
| 8.500%, 7-15-25 (A) | 3,610 | 3,711 |
| Financials – 5.0% | | |
| Bank of America Corp. | | |
| 3.593%, 7-21-28 | 3,175 | 3,025 |
| BBVA Bancomer S.A. | | |
| 6.500%, 3-10-21 (A) | 1,750 | 1,828 |
| Citigroup, Inc. | | |
| 3.520%, 10-27-28 | 3,125 | 2,936 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financials (Continued) | | |
| Cooperatieve Rabobank U.A. | | |
| 3.125%, 4-26-21 | $ 1,750 | $ 1,738 |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp. | | |
| 3.480%, 6-1-19 (A) | 1,950 | 1,955 |
| Goldman Sachs Group, Inc. (The) | | |
| 3.814%, 4-23-29 | 2,600 | 2,478 |
| Industrial and Commercial Bank of China Ltd. | | |
| 2.957%, 11-8-22 | 750 | 721 |
| JPMorgan Chase & Co. | | |
| 3.540%, 5-1-28 | 2,132 | 2,033 |
| TerraForm Global Operating LLC (GTD by Terra Form Global LLC) | | |
| 6.125%, 3-1-26 (A) | 1,300 | 1,248 |
| Wells Fargo & Co. | | |
| 4.300%, 7-22-27 | 3,000 | 2,987 |
| Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps) | | |
| 6.104%, 3-29-49 (E) | 4,225 | 4,282 |
| | | 25,231 |
| Health Care – 0.7% | | |
| Fresenius U.S. Finance II, Inc.: | | |
| 4.250%, 2-1-21 (A) | 300 | 302 |
| 4.500%, 1-15-23 (A) | 2,925 | 2,969 |
| | | 3,271 |
| Industrials – 2.3% | | |
| Azul Investments LLP | | |
| 5.875%, 10-26-24 (A) | 3,150 | 2,725 |
| BAE Systems Holdings, Inc. | | |
| 2.850%, 12-15-20 (A) | 2,225 | 2,195 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.) | | |
| 6.000%, 7-15-22 | 6,213 | 6,314 |
| | | 11,234 |
| Real Estate – 2.4% | | |
| Aircastle Ltd.: | | |
| 4.625%, 12-15-18 | 2,865 | 2,873 |
| 4.400%, 9-25-23 | 2,800 | 2,800 |
| American Tower Corp. | | |
| 3.400%, 2-15-19 | 6,500 | 6,512 |
| | | 12,185 |
| Telecommunication Services – 2.3% | | |
| T-Mobile USA, Inc. | | |
| 6.000%, 3-1-23 | 11,097 | 11,438 |
| Total United States – 15.5% | | 77,154 |
| TOTAL CORPORATE DEBT SECURITIES – 56.1% | | $280,744 |
| (Cost: $300,031) | | |

| OTHER GOVERNMENT SECURITIES (F) | Principal | Value |
|---|---|---|
| Argentina – 2.7% | | |
| Aeropuertos Argentina 2000 S.A. | | |
| 6.875%, 2-1-27 (A) | 1,075 | 1,034 |
| Province of Buenos Aires | | |
| 9.950%, 6-9-21 | $7,050 | $ 6,904 |
| Republic of Argentina | | |
| 6.875%, 4-22-21 | 6,050 | 5,781 |
| | | 13,719 |
| Brazil – 1.4% | | |
| Banco Nacional de Desenvolvimento Economico e Social | | |
| 4.750%, 5-9-24 (A) | 2,900 | 2,791 |
| Federative Republic of Brazil | | |
| 4.875%, 1-22-21 | 4,000 | 4,046 |
| | | 6,837 |
| Columbia – 1.4% | | |
| Republic of Colombia | | |
| 4.375%, 7-12-21 | 7,000 | 7,126 |
| Indonesia – 2.0% | | |
| Republic of Indonesia: | | |
| 3.750%, 4-25-22 (A) | 7,000 | 6,943 |
| 2.950%, 1-11-23 | 3,500 | 3,343 |
| | | 10,286 |
| Luxembourg – 0.7% | | |
| Rumo Luxembourg S.a.r.l. | | |
| 7.375%, 2-9-24 (A) | 3,550 | 3,627 |
| Mexico – 1.4% | | |
| United Mexican States | | |
| 3.625%, 3-15-22 | 7,000 | 7,013 |
| Poland – 0.3% | | |
| Republic of Poland | | |
| 5.125%, 4-21-21 | 1,250 | 1,307 |
| Qatar – 1.1% | | |
| Qatar Government Bond | | |
| 2.375%, 6-2-21 (A) | 5,800 | 5,638 |
| Russia – 0.8% | | |
| Russian Federation | | |
| 3.500%, 1-16-19 (A) | 4,200 | 4,200 |
| Saudi Arabia – 0.4% | | |
| Saudi Arabia Government Bond | | |
| 2.375%, 10-26-21 (A) | 2,250 | 2,171 |
| Turkey – 1.3% | | |
| Turkey Government Bond: | | |
| 5.125%, 3-25-22 | 4,700 | 4,462 |
| 6.250%, 9-26-22 | 2,000 | 1,958 |
| | | 6,420 |
| United States – 0.1% | | |
| Republic of Argentina | | |
| 5.625%, 1-26-22 | 750 | 676 |
| TOTAL OTHER GOVERNMENT SECURITIES – 13.6% | | $69,020 |
| (Cost: $70,736) | | |

SEPTEMBER 30, 2018 (UNAUDITED)SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| United States – 0.3% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO 4.000%, 2-15-24 (A)(G) | $ 28 | $ —* |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index) 3.473%, 5-25-45 (A)(E) | 1,000 | 1,000 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates 4.500%, 10-1-35 | 376 | 390 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates 5.000%, 3-1-22 | 18 | 19 |
| | | 1,409 |
| TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3% | | $ 1,409 |
| (Cost: $1,408) | | |

| UNITED STATES GOVERNMENT OBLIGATIONS | Principal | Value |
|---|---|---|
| United States – 27.4% | | |
| U.S. Treasury Bonds 2.250%, 11-15-25 | 15,450 | 14,687 |
| U.S. Treasury Notes: | | |
| 2.625%, 11-15-20 | $ 4,500 | $ 4,480 |
| 2.125%, 8-15-21 | 1,200 | 1,175 |
| 1.125%, 9-30-21 | 4,000 | 3,799 |
| 1.250%, 10-31-21 | 7,500 | 7,140 |
| 1.750%, 11-30-21 | 7,200 | 6,952 |
| 1.875%, 1-31-22 | 3,000 | 2,902 |
| 1.750%, 5-15-22 | 2,925 | 2,808 |
| 1.875%, 9-30-22 | 4,000 | 3,842 |
| 1.875%, 10-31-22 | 1,600 | 1,535 |
| 1.375%, 6-30-23 | 10,150 | 9,449 |
| 1.625%, 10-31-23 | 8,500 | 7,970 |
| 2.125%, 3-31-24 | 11,000 | 10,531 |
| 2.125%, 9-30-24 | 16,700 | 15,913 |
| 2.875%, 7-31-25 | 1,855 | 1,840 |
| 1.625%, 2-15-26 | 3,000 | 2,723 |
| 1.500%, 8-15-26 | 5,180 | 4,626 |
| 2.000%, 11-15-26 | 4,000 | 3,702 |
| 2.375%, 5-15-27 | 5,100 | 4,843 |
| 2.250%, 8-15-27 | 4,500 | 4,221 |
| 2.250%, 11-15-27 | 12,000 | 11,233 |
| 2.875%, 5-15-28 | 11,000 | 10,835 |
| | | 137,206 |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 27.4% | | $137,206 |
| (Cost: $142,754) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (H) – 0.4% | | |
| Sonoco Products Co. 2.330%, 10-1-18 | $1,953 | $ 1,953 |
| Master Note – 0.3% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10-5-18 (I) | 1,644 | 1,644 |
| Money Market Funds – 0.6% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (J)(K) | 2,847 | 2,847 |
| TOTAL SHORT-TERM SECURITIES – 1.3% | | $ 6,444 |
| (Cost: $6,444) | | |
| TOTAL INVESTMENT SECURITIES – 99.5% | | $498,881 |
| (Cost: $525,481) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5% | | 2,656 |
| NET ASSETS – 100.0% | | $501,537 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $186,143 or 37.1% of net assets.

(B)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)All or a portion of securities with an aggregate value of $2,786 are on loan.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (COP - Columbian Peso).

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(H)Rate shown is the yield to maturity at September 30, 2018.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(J)Rate shown is the annualized 7-day yield at September 30, 2018.

(K)Investment made with cash collateral received from securities on loan.

IVY GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $4,058 | $ — | $ — |
| Corporate Debt Securities | — | 280,744 | — |
| Other Government Securities | — | 69,020 | — |
| United States Government Agency Obligations | — | 1,409 | — |
| United States Government Obligations | — | 137,206 | — |
| Short-Term Securities | 2,847 | 3,597 | — |
| Total | $6,905 | $491,976 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| United States Government and Government Agency Obligations | 27.7% |
| Financials | 19.8% |
| Other Government Securities | 13.6% |
| Consumer Staples | 8.0% |
| Industrials | 5.0% |
| Utilities | 4.5% |
| Materials | 3.9% |
| Telecommunication Services | 4.0% |
| Energy | 3.8% |
| Consumer Discretionary | 3.0% |
| Real Estate | 2.4% |
| Information Technology | 1.8% |
| Health Care | 0.7% |
| Other+ | 1.8% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 97.9% |
| Energy | 16.1% |
| Financials | 15.9% |
| Health Care | 15.6% |
| Industrials | 12.8% |
| Consumer Staples | 11.8% |
| Materials | 9.6% |
| Information Technology | 7.2% |
| Utilities | 4.0% |
| Consumer Discretionary | 3.4% |
| Telecommunication Services | 1.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.1% |

## Country Weightings

| | |
|---|---|
| North America | 43.5% |
| United States | 39.2% |
| Canada | 4.3% |
| Europe | 42.3% |
| United Kingdom | 11.4% |
| France | 11.3% |
| Netherlands | 6.4% |
| Switzerland | 5.4% |
| Other Europe | 7.8% |
| Pacific Basin | 11.1% |
| Other | 1.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.1% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Johnson & Johnson | United States | Health Care | Pharmaceuticals |
| Pfizer, Inc. | United States | Health Care | Pharmaceuticals |
| Royal Dutch Shell plc, Class A | Netherlands | Energy | Integrated Oil & Gas |
| Intel Corp. | United States | Information Technology | Semiconductors |
| Total S.A. | France | Energy | Integrated Oil & Gas |
| Lockheed Martin Corp. | United States | Industrials | Aerospace & Defense |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| Chevron Corp. | United States | Energy | Integrated Oil & Gas |
| CNOOC Ltd. | China | Energy | Oil & Gas Exploration & Production |
| Dow Chemical Co. (The) | United States | Materials | Diversified Chemicals |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Canada | | |
| Energy – 2.3% | | |
| Suncor Energy, Inc. | 580 | $ 22,451 |
| Financials – 2.0% | | |
| Bank of Montreal | 242 | 20,002 |
| Total Canada – 4.3% | | 42,453 |
| China | | |
| Consumer Discretionary – 0.4% | | |
| ANTA Sports Products Ltd. | 765 | 3,669 |
| Energy – 2.6% | | |
| CNOOC Ltd. | 12,568 | 24,885 |
| Total China – 3.0% | | 28,554 |
| France | | |
| Consumer Discretionary – 1.1% | | |
| LVMH Moet Hennessy - Louis Vuitton | 30 | 10,645 |
| Energy – 3.2% | | |
| Total S.A. | 479 | 31,084 |
| Financials – 2.2% | | |
| BNP Paribas S.A. | 345 | 21,101 |
| Industrials – 3.3% | | |
| Compagnie de Saint-Gobain | 186 | 8,017 |
| Schneider Electric S.A. | 151 | 12,152 |
| Vinci | 136 | 12,920 |
| | | 33,089 |
| Telecommunication Services – 1.5% | | |
| Orange S.A. | 935 | 14,918 |
| Total France – 11.3% | | 110,837 |
| Hong Kong | | |
| Financials – 1.9% | | |
| BOC Hong Kong (Holdings) Ltd. | 3,955 | 18,793 |
| Utilities – 1.0% | | |
| Guangdong Investment Ltd. | 5,765 | 10,235 |
| Total Hong Kong – 2.9% | | 29,028 |
| Ireland | | |
| Health Care – 1.8% | | |
| Medtronic plc | 177 | 17,372 |
| Materials – 0.9% | | |
| CRH plc | 277 | 9,049 |
| Total Ireland – 2.7% | | 26,421 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Italy | | |
| Utilities – 1.7% | | |
| ENEL S.p.A. | 3,283 | $ 16,819 |
| Total Italy – 1.7% | | 16,819 |
| Japan | | |
| Financials – 2.1% | | |
| Tokio Marine Holdings, Inc. | 413 | 20,485 |
| Information Technology – 0.9% | | |
| Tokyo Electron Ltd. | 65 | 8,972 |
| Total Japan – 3.0% | | 29,457 |
| Malaysia | | |
| Financials – 1.1% | | |
| Bumiputra-Commerce Holdings Berhad | 7,287 | 10,582 |
| Total Malaysia – 1.1% | | 10,582 |
| Netherlands | | |
| Energy – 3.8% | | |
| Royal Dutch Shell plc, Class A (A) | 1,082 | 37,184 |
| Financials – 1.2% | | |
| ING Groep N.V., Certicaaten Van Aandelen | 867 | 11,259 |
| Industrials – 1.4% | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares | 304 | 13,842 |
| Total Netherlands – 6.4% | | 62,285 |
| Norway | | |
| Consumer Staples – 1.1% | | |
| Marine Harvest ASA (A) | 473 | 10,959 |
| Total Norway – 1.1% | | 10,959 |
| Russia | | |
| Energy – 1.2% | | |
| PJSC LUKOIL ADR | 159 | 12,158 |
| Total Russia – 1.2% | | 12,158 |
| Singapore | | |
| Financials – 1.1% | | |
| DBS Group Holdings Ltd. | 549 | 10,479 |
| Total Singapore – 1.1% | | 10,479 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| South Africa | | |
| Materials – 1.0% | | |
| Mondi plc | 360 | $ 9,862 |
| Total South Africa – 1.0% | | 9,862 |
| Spain | | |
| Financials – 1.1% | | |
| Banco Santander S.A. | 2,178 | 10,963 |
| Total Spain – 1.1% | | 10,963 |
| Switzerland | | |
| Consumer Staples – 3.0% | | |
| Nestle S.A., Registered Shares | 351 | 29,276 |
| Health Care – 2.4% | | |
| Roche Holdings AG, Genusscheine | 96 | 23,329 |
| Total Switzerland – 5.4% | | 52,605 |
| United Kingdom | | |
| Consumer Discretionary – 0.8% | | |
| Bellway plc | 217 | 8,517 |
| Consumer Staples – 4.3% | | |
| British American Tobacco plc | 319 | 14,881 |
| Unilever N.V., Certicaaten Van Aandelen | 117 | 6,531 |
| Unilever plc | 386 | 21,222 |
| | | 42,634 |
| Financials – 1.0% | | |
| 3i Group plc | 800 | 9,819 |
| Health Care – 1.6% | | |
| AstraZeneca plc | 204 | 15,848 |
| Industrials – 1.3% | | |
| BAE Systems plc | 1,454 | 11,939 |
| Materials – 2.4% | | |
| Anglo American plc (A) | 440 | 9,877 |
| Rio Tinto plc | 272 | 13,776 |
| | | 23,653 |
| Total United Kingdom – 11.4% | | 112,410 |
| United States | | |
| Consumer Discretionary – 1.1% | | |
| Home Depot, Inc. (The) | 51 | 10,585 |
| Consumer Staples – 3.4% | | |
| Philip Morris International, Inc. | 150 | 12,243 |
| Wal-Mart Stores, Inc. | 217 | 20,369 |
| | | 32,612 |

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Energy – 3.0% | | |
| Chevron Corp. | 238 | $29,060 |
| Financials – 2.2% | | |
| JPMorgan Chase & Co. | 98 | 11,062 |
| KeyCorp | 550 | 10,935 |
| | | 21,997 |
| Health Care – 9.8% | | |
| AbbVie, Inc. | 181 | 17,133 |
| Johnson & Johnson | 288 | 39,728 |
| Pfizer, Inc. | 882 | 38,866 |
| | | 95,727 |
| Industrials – 6.8% | | |
| Eaton Corp. | 221 | 19,146 |
| Lockheed Martin Corp. | 85 | 29,410 |
| United Technologies Corp. | 126 | 17,679 |
| | | 66,235 |
| Information Technology – 6.3% | | |
| Cypress Semiconductor Corp. | 585 | 8,479 |
| Intel Corp. | 732 | 34,615 |
| Microsoft Corp. | 158 | 18,102 |
| | | 61,196 |
| Materials – 5.3% | | |
| Dow Chemical Co. (The) | 373 | $ 23,981 |
| Eastman Chemical Co. | 174 | 16,660 |
| WestRock Co. | 198 | 10,557 |
| | | 51,198 |
| Utilities – 1.3% | | |
| Exelon Corp. | 285 | 12,448 |
| Total United States – 39.2% | | 381,058 |
| TOTAL COMMON STOCKS – 97.9% | | $956,930 |
| (Cost: $834,958) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (B) – 0.6% | | |
| Sonoco Products Co. 2.330%, 10-1-18 | $3,590 | 3,589 |
| Wisconsin Gas LLC 2.201%, 10-4-18 | 2,000 | 1,999 |
| | | 5,588 |
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10-5-18 (C) | 1,801 | 1,801 |
| Money Market Funds – 3.2% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (D)(E) | $30,830 | $ 30,830 |
| United States Government Agency Obligations –0.3% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 2.240%, 10-7-18 (C) | 2,800 | 2,800 |
| TOTAL SHORT-TERM SECURITIES – 4.3% | | $ 41,019 |
| (Cost: $41,021) | | |
| TOTAL INVESTMENT SECURITIES – 102.2% | | $997,949 |
| (Cost: $875,979) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.2)% | | (21,464) |
| NET ASSETS – 100.0% | | $976,485 |

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $35,758 are on loan.

(B)Rate shown is the yield to maturity at September 30, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Rate shown is the annualized 7-day yield at September 30, 2018.

(E)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $956,930 | $ — | $ — |
| Short-Term Securities | 30,830 | 10,189 | — |
| Total | $ 987,760 | $10,189 | $ — |

During the period ended September 30, 2018, securities totaling $456,503 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Energy | 16.1% |
| Financials | 15.9% |
| Health Care | 15.6% |
| Industrials | 12.8% |
| Consumer Staples | 11.8% |
| Materials | 9.6% |
| Information Technology | 7.2% |
| Utilities | 4.0% |
| Consumer Discretionary | 3.4% |
| Telecommunication Services | 1.5% |
| Other+ | 2.1% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 98.1% |
| Information Technology | 27.2% |
| Consumer Discretionary | 19.2% |
| Health Care | 14.4% |
| Industrials | 13.8% |
| Financials | 12.1% |
| Energy | 6.4% |
| Consumer Staples | 5.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.9% |

## Country Weightings

| | |
|---|---|
| North America | 59.3% |
| United States | 57.4% |
| Other North America | 1.9% |
| Europe | 26.5% |
| France | 10.7% |
| United Kingdom | 6.4% |
| Netherlands | 4.3% |
| Other Europe | 5.1% |
| Pacific Basin | 12.3% |
| Japan | 6.2% |
| Other Pacific Basin | 6.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Airbus SE | France | Industrials | Aerospace & Defense |
| Amazon.com, Inc. | United States | Consumer Discretionary | Internet & Direct Marketing Retail |
| MasterCard, Inc., Class A | United States | Information Technology | Data Processing & Outsourced Services |
| Visa, Inc., Class A | United States | Information Technology | Data Processing & Outsourced Services |
| UnitedHealth Group, Inc. | United States | Health Care | Managed Health Care |
| Home Depot, Inc. (The) | United States | Consumer Discretionary | Home Improvement Retail |
| CME Group, Inc. | United States | Financials | Financial Exchanges & Data |
| HCA Holdings, Inc. | United States | Health Care | Health Care Facilities |
| Adobe Systems, Inc. | United States | Information Technology | Application Software |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# SCHEDULE OF INVESTMENTS

## IVY GLOBAL GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Canada** | | |
| *Energy – 1.9%* | | |
| Canadian Natural Resources Ltd. | 304 | $ 9,933 |
| Seven Generations Energy Ltd., Class A (A) | 861 | 10,263 |
| | | 20,196 |
| **Total Canada – 1.9%** | | 20,196 |
| **China** | | |
| *Financials – 1.7%* | | |
| Ping An Insurance (Group) Co. of China Ltd., H Shares (B) | 1,784 | 18,117 |
| *Information Technology – 1.4%* | | |
| Alibaba Group Holding Ltd. ADR (A) | 59 | 9,742 |
| Baidu.com, Inc. ADR (A) | 22 | 5,019 |
| | | 14,761 |
| **Total China – 3.1%** | | 32,878 |
| **France** | | |
| *Consumer Discretionary – 1.0%* | | |
| LVMH Moet Hennessy - Louis Vuitton | 28 | 10,069 |
| *Consumer Staples – 0.7%* | | |
| Pernod Ricard S.A. | 42 | 6,864 |
| *Energy – 1.9%* | | |
| Total S.A. ADR | 303 | 19,524 |
| *Industrials – 5.8%* | | |
| Airbus SE | 408 | 51,193 |
| Schneider Electric S.A. | 122 | 9,779 |
| | | 60,972 |
| *Information Technology – 1.4%* | | |
| Ubisoft Entertainment S.A. (A) | 140 | 15,189 |
| **Total France – 10.8%** | | 112,618 |
| **Germany** | | |
| *Health Care – 0.9%* | | |
| Fresenius SE & Co. KGaA | 129 | 9,450 |
| **Total Germany – 0.9%** | | 9,450 |
| **Hong Kong** | | |
| *Consumer Discretionary – 0.4%* | | |
| Galaxy Entertainment Group | 676 | 4,287 |
| *Financials – 1.8%* | | |
| AIA Group Ltd. | 2,055 | 18,348 |
| **Total Hong Kong – 2.2%** | | 22,635 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **India** | | |
| *Financials – 0.8%* | | |
| HDFC Bank Ltd. | 308 | $ 8,528 |
| **Total India – 0.8%** | | 8,528 |
| **Italy** | | |
| *Consumer Discretionary – 2.1%* | | |
| Ferrari N.V. | 163 | 22,477 |
| **Total Italy – 2.1%** | | 22,477 |
| **Japan** | | |
| *Consumer Discretionary – 3.4%* | | |
| Isuzu Motors Ltd. | 1,313 | 20,691 |
| Start Today Co. Ltd. | 500 | 15,123 |
| | | 35,814 |
| *Industrials – 2.8%* | | |
| Dakin Industries Ltd. | 47 | 6,230 |
| Recruit Holdings Co. Ltd. | 690 | 23,025 |
| | | 29,255 |
| **Total Japan – 6.2%** | | 65,069 |
| **Netherlands** | | |
| *Consumer Staples – 1.3%* | | |
| Heineken N.V. | 149 | 13,991 |
| *Energy – 1.0%* | | |
| Royal Dutch Shell plc, Class B | 291 | 10,186 |
| *Industrials – 1.6%* | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares | 378 | 17,225 |
| *Information Technology – 0.3%* | | |
| ASML Holding N.V., NY Registry Shares | 17 | 3,185 |
| **Total Netherlands – 4.2%** | | 44,587 |
| **Sweden** | | |
| *Information Technology – 1.0%* | | |
| Hexagon AB, Class B | 178 | 10,442 |
| **Total Sweden – 1.0%** | | 10,442 |
| **Switzerland** | | |
| *Industrials – 1.0%* | | |
| Ferguson plc | 128 | 10,857 |
| **Total Switzerland – 1.0%** | | 10,857 |
| **United Kingdom** | | |
| *Consumer Discretionary – 1.0%* | | |
| Compass Group plc | 483 | 10,746 |
| *Consumer Staples – 3.0%* | | |
| British American Tobacco plc | 271 | 12,665 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Consumer Staples (Continued)* | | |
| Imperial Tobacco Group plc | 541 | $ 18,835 |
| | | 31,500 |
| *Financials – 2.4%* | | |
| Prudential plc | 1,094 | 25,083 |
| **Total United Kingdom – 6.4%** | | 67,329 |
| **United States** | | |
| *Consumer Discretionary – 11.3%* | | |
| Amazon.com, Inc. (A) | 25 | 49,242 |
| Dollar General Corp. | 234 | 25,565 |
| Home Depot, Inc. (The) | 149 | 30,889 |
| Lowe's Co., Inc. | 59 | 6,810 |
| Marriott International, Inc., Class A | 42 | 5,568 |
| | | 118,074 |
| *Energy – 1.6%* | | |
| Halliburton Co. | 192 | 7,781 |
| Schlumberger Ltd. | 149 | 9,101 |
| | | 16,882 |
| *Financials – 5.4%* | | |
| CME Group, Inc. | 176 | 30,018 |
| Goldman Sachs Group, Inc. (The) | 57 | 12,744 |
| KeyCorp | 723 | 14,378 |
| | | 57,140 |
| *Health Care – 13.5%* | | |
| Alexion Pharmaceuticals, Inc. (A) | 65 | 9,080 |
| Cigna Corp. | 102 | 21,271 |
| HCA Holdings, Inc. | 215 | 29,881 |
| Johnson & Johnson | 168 | 23,253 |
| Thermo Fisher Scientific, Inc. | 87 | 21,306 |
| UnitedHealth Group, Inc. | 139 | 36,921 |
| | | 141,712 |
| *Industrials – 2.6%* | | |
| Eaton Corp. | 139 | 12,059 |
| Northrop Grumman Corp. | 46 | 14,459 |
| | | 26,518 |
| *Information Technology – 23.1%* | | |
| Adobe Systems, Inc. (A) | 106 | 28,736 |
| Applied Materials, Inc. | 109 | 4,194 |
| Arista Networks, Inc. (A) | 46 | 12,137 |
| Cognizant Technology Solutions Corp., Class A | 344 | 26,549 |
| Facebook, Inc., Class A (A) | 88 | 14,537 |
| MasterCard, Inc., Class A | 196 | 43,549 |
| Microsoft Corp. | 459 | 52,465 |
| PayPal, Inc. (A) | 200 | 17,587 |
| Visa, Inc., Class A | 282 | 42,368 |
| | | 242,122 |
| **Total United States – 57.5%** | | 602,448 |
| **TOTAL COMMON STOCKS – 98.1%** | | $1,029,514 |
| (Cost: $747,290) | | |

SEPTEMBER 30, 2018 (UNAUDITED)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 1.9% | | |
| Diageo Capital plc (GTD by Diageo plc) | | |
| 2.870%, 10-11-18 . . . . . . . . . . . | $3,002 | $ 2,999 |
| Kroger Co. (The) | | |
| 2.350%, 10-1-18 . . . . . . . . . . . . | 12,314 | 12,312 |
| McCormick & Co., Inc. | | |
| 2.371%, 10-4-18 . . . . . . . . . . . . | 5,000 | 4,998 |
| | | 20,309 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.4% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.470%, 10-5-18 (D) . . . . . . . | $3,884 | $ 3,884 |
| TOTAL SHORT-TERM SECURITIES – 2.3% | | $ 24,193 |
| (Cost: $24,197) | | |
| TOTAL INVESTMENT SECURITIES – 100.4% | | $1,053,707 |
| (Cost: $771,487) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)% | | (3,749) |
| NET ASSETS – 100.0% | | $1,049,958 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $13,613 are on loan.

(C) Rate shown is the yield to maturity at September 30, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,029,514 | $ — | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 24,193 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,029,514 | $24,193 | $ — |

During the period ended September 30, 2018, securities totaling $274,222 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS IVY GLOBAL GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

### Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Information Technology | 27.2% |
| Consumer Discretionary | 19.2% |
| Health Care | 14.4% |
| Industrials | 13.8% |
| Financials | 12.1% |
| Energy | 6.4% |
| Consumer Staples | 5.0% |
| Other+ | 1.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 60.2% |
| Financials | 12.2% |
| Consumer Staples | 8.2% |
| Industrials | 7.9% |
| Information Technology | 6.7% |
| Health Care | 6.3% |
| Energy | 6.0% |
| Consumer Discretionary | 4.7% |
| Utilities | 3.2% |
| Telecommunication Services | 2.4% |
| Real Estate | 1.4% |
| Materials | 1.2% |
| Bonds | 36.3% |
| Corporate Debt Securities | 31.5% |
| Other Government Securities | 2.4% |
| United States Government and Government Agency Obligations | 1.3% |
| Loans | 1.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.5% |

## Country Weightings

| | |
|---|---|
| North America | 47.9% |
| United States | 41.7% |
| Canada | 4.1% |
| Other North America | 2.1% |
| Europe | 35.3% |
| United Kingdom | 10.5% |
| France | 4.5% |
| Spain | 4.1% |
| Luxembourg | 3.7% |
| Other Europe | 12.5% |
| Pacific Basin | 8.7% |
| Australia | 3.7% |
| Other Pacific Basin | 5.0% |
| South America | 3.2% |
| Bahamas/Caribbean | 1.4% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.5% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Lockheed Martin Corp. | United States | Industrials | Aerospace & Defense |
| Pfizer, Inc. | United States | Health Care | Pharmaceuticals |
| Ares Capital Corp. | United States | Financials | Asset Management & Custody Banks |
| Fortress Transportation and Infrastructure Investors LLC | United States | Industrials | Trading Companies & Distributors |
| Vermilion Energy, Inc. | Canada | Energy | Oil & Gas Exploration & Production |
| Sampo plc, A Shares | Finland | Financials | Multi-Line Insurance |
| Dominion Energy, Inc. | United States | Utilities | Multi-Utilities |
| St. James's Place plc | United Kingdom | Financials | Life & Health Insurance |
| Intel Corp. | United States | Information Technology | Semiconductors |
| Philip Morris International, Inc. | United States | Consumer Staples | Tobacco |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY GLOBAL INCOME ALLOCATION FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Australia | | |
| Financials – 1.1% | | |
| Challenger Ltd. | 725 | $ 5,870 |
| Industrials – 1.4% | | |
| Atlas Arteria | 1,550 | 7,820 |
| Materials – 1.2% | | |
| Amcor Ltd. | 650 | 6,428 |
| Total Australia – 3.7% | | 20,118 |
| Canada | | |
| Energy – 3.2% | | |
| Pembina Pipeline Corp. | 222 | 7,546 |
| Vermilion Energy, Inc. (A) | 296 | 9,748 |
| | | 17,294 |
| Total Canada – 3.2% | | 17,294 |
| China | | |
| Telecommunication Services – 1.3% | | |
| China Mobile Ltd. | 740 | 7,293 |
| Total China – 1.3% | | 7,293 |
| Finland | | |
| Financials – 1.7% | | |
| Sampo plc, A Shares | 185 | 9,580 |
| Total Finland – 1.7% | | 9,580 |
| France | | |
| Telecommunication Services – 1.1% | | |
| Orange S.A. | 387 | 6,172 |
| Total France – 1.1% | | 6,172 |
| Germany | | |
| Financials – 1.1% | | |
| Deutsche Boerse AG | 45 | 6,030 |
| Total Germany – 1.1% | | 6,030 |
| Ireland | | |
| Health Care – 1.6% | | |
| Medtronic plc | 90 | 8,853 |
| Total Ireland – 1.6% | | 8,853 |
| Italy | | |
| Financials – 0.9% | | |
| Banca Intesa S.p.A. | 1,900 | 4,855 |
| Total Italy – 0.9% | | 4,855 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Japan | | |
| Consumer Discretionary – 1.1% | | |
| Subaru Corp. | 200 | $ 6,126 |
| Total Japan – 1.1% | | 6,126 |
| Netherlands | | |
| Energy – 1.6% | | |
| Royal Dutch Shell plc, Class A | 260 | 8,929 |
| Total Netherlands – 1.6% | | 8,929 |
| New Zealand | | |
| Consumer Discretionary – 0.9% | | |
| SKYCITY Entertainment Group Ltd. | 1,881 | 4,999 |
| Total New Zealand – 0.9% | | 4,999 |
| Spain | | |
| Industrials – 2.6% | | |
| ACS Actividades de Construccion y Servicios S.A. | 152 | 6,475 |
| Ferrovial S.A. | 369 | 7,653 |
| | | 14,128 |
| Utilities – 1.5% | | |
| Atlantica Yield plc | 412 | 8,477 |
| Total Spain – 4.1% | | 22,605 |
| Switzerland | | |
| Consumer Staples – 1.4% | | |
| Nestle S.A., Registered Shares | 95 | 7,920 |
| Health Care – 1.3% | | |
| Roche Holdings AG, Genusscheine | 29 | 7,026 |
| Total Switzerland – 2.7% | | 14,946 |
| Taiwan | | |
| Information Technology – 1.1% | | |
| Taiwan Semiconductor Manufacturing Co. Ltd. | 715 | 6,147 |
| Total Taiwan – 1.1% | | 6,147 |
| United Kingdom | | |
| Consumer Staples – 2.6% | | |
| Imperial Tobacco Group plc | 190 | 6,615 |
| Unilever N.V., Certicaaten Van Aandelen | 135 | 7,518 |
| | | 14,133 |
| Financials – 2.8% | | |
| Legal & General Group plc | 1,841 | 6,291 |
| St. James's Place plc | 610 | 9,096 |
| | | 15,387 |
| Total United Kingdom – 5.4% | | 29,520 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| United States | | |
| Consumer Discretionary – 2.7% | | |
| Home Depot, Inc. (The) | 36 | $ 7,457 |
| V.F. Corp. | 80 | 7,476 |
| | | 14,933 |
| Consumer Staples – 4.2% | | |
| PepsiCo, Inc. | 65 | 7,267 |
| Philip Morris International, Inc. | 110 | 8,950 |
| Procter & Gamble Co. (The) | 85 | 7,074 |
| | | 23,291 |
| Energy – 1.2% | | |
| Valero Energy Corp. | 60 | 6,825 |
| Financials – 2.6% | | |
| American Capital Agency Corp. | 365 | 6,800 |
| Arthur J. Gallagher & Co. | 100 | 7,444 |
| | | 14,244 |
| Health Care – 3.4% | | |
| Johnson & Johnson | 55 | 7,599 |
| Pfizer, Inc. | 245 | 10,797 |
| | | 18,396 |
| Industrials – 3.9% | | |
| Fortress Transportation and Infrastructure Investors LLC | 561 | 10,203 |
| Lockheed Martin Corp. | 33 | 11,417 |
| | | 21,620 |
| Information Technology – 5.6% | | |
| Intel Corp. | 190 | 8,985 |
| Paychex, Inc. | 96 | 7,092 |
| QUALCOMM, Inc. | 100 | 7,203 |
| Texas Instruments, Inc. | 70 | 7,511 |
| | | 30,791 |
| Real Estate – 1.4% | | |
| Uniti Group, Inc. | 380 | 7,657 |
| Utilities – 1.7% | | |
| Dominion Energy, Inc. | 130 | 9,136 |
| Total United States – 26.7% | | 146,893 |
| TOTAL COMMON STOCKS – 58.2% | | $320,360 |
| (Cost: $288,813) | | |

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| United States – 2.0% | | |
| Ares Capital Corp. | 626 | 10,755 |
| TOTAL INVESTMENT FUNDS – 2.0% | | $ 10,755 |
| (Cost: $10,607) | | |

SCHEDULE OF INVESTMENTS IVY GLOBAL INCOME ALLOCATION FUND *(in thousands)*

| CORPORATE DEBT SECURITIES | | Principal | Value |
|---|---|---|---|
| Brazil | | | |
| Consumer Staples – 0.3% | | | |
| Cosan Ltd. | | | |
| 5.950%, 9-20-24 (B) | $ | 2,000 | $ 1,887 |
| Utilities – 0.3% | | | |
| Aegea Finance S.a.r.l. | | | |
| 5.750%, 10-10-24 (B) | | 1,500 | 1,399 |
| Total Brazil – 0.6% | | | 3,286 |
| Cayman Islands | | | |
| Financials – 1.4% | | | |
| Banco do Brasil S.A., Grand Cayman Branch | | | |
| 4.625%, 1-15-25 (B) | | 3,000 | 2,765 |
| Banco Mercantil del Norte S.A.: | | | |
| 6.875%, 10-6-65 (B) | | 3,000 | 3,005 |
| 7.625%, 10-6-65 (B) | | 2,000 | 2,020 |
| | | | 7,790 |
| Total Cayman Islands – 1.4% | | | 7,790 |
| Columbia | | | |
| Utilities – 0.2% | | | |
| Empresas Publicas de Medellin E.S.P. | | | |
| 8.375%, 2-1-21 (C) | COP | 3,888,000 | 1,321 |
| Total Columbia – 0.2% | | | 1,321 |
| France | | | |
| Financials – 3.4% | | | |
| BNP Paribas S.A. | | | |
| 7.625%, 12-29-49 (B) | $ | 5,000 | 5,250 |
| Societe Generale Group | | | |
| 7.375%, 12-29-49 (B) | | 6,000 | 6,188 |
| Societe Generale S.A. | | | |
| 8.250%, 11-29-49 | | 7,000 | 7,044 |
| | | | 18,482 |
| Total France – 3.4% | | | 18,482 |
| Ireland | | | |
| Consumer Staples – 0.4% | | | |
| Eurotorg LLC (Bonitron Designated Activity Co.) | | | |
| 8.750%, 10-30-22 (B) | | 2,000 | 1,979 |
| Industrials – 0.1% | | | |
| Russian Railways via RZD Capital Ltd. | | | |
| 8.300%, 4-2-19 (C) | RUB | 50,000 | 763 |
| Total Ireland – 0.5% | | | 2,742 |

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---|---|
| Italy | | | |
| Financials – 0.7% | | | |
| UniCredit S.p.A. | | | |
| 5.861%, 6-19-32 (B) | $ | 4,000 | $ 3,566 |
| Total Italy – 0.7% | | | 3,566 |
| Luxembourg | | | |
| Consumer Discretionary – 2.0% | | | |
| Altice Financing S.A. | | | |
| 7.500%, 5-15-26 (B) | | 2,612 | 2,547 |
| Altice S.A. | | | |
| 7.625%, 2-15-25 (A)(B) | | 9,188 | 8,326 |
| | | | 10,873 |
| Consumer Staples – 0.8% | | | |
| Minerva Luxembourg S.A. | | | |
| 5.875%, 1-19-28 (B) | | 4,700 | 4,185 |
| Financials – 0.3% | | | |
| Hidrovias International Finance S.a.r.l. | | | |
| 5.950%, 1-24-25 (B) | | 1,700 | 1,551 |
| Information Technology – 0.6% | | | |
| Atento Luxco 1 S.A. | | | |
| 6.125%, 8-10-22 (B) | | 3,600 | 3,528 |
| Total Luxembourg – 3.7% | | | 20,137 |
| Mexico | | | |
| Energy – 0.6% | | | |
| Petroleos Mexicanos | | | |
| 6.500%, 3-13-27 | | 3,000 | 3,065 |
| Financials – 1.1% | | | |
| Credito Real S.A.B. de C.V. | | | |
| 9.125%, 5-29-66 (B) | | 3,000 | 2,974 |
| Unifin Financiera S.A.B. de C.V. SOFOM E.N.R. | | | |
| 7.250%, 9-27-23 (B) | | 3,150 | 3,110 |
| | | | 6,084 |
| Telecommunication Services – 0.4% | | | |
| America Movil S.A.B. de C.V. | | | |
| 6.450%, 12-5-22 (C) | MXN | 47,000 | 2,302 |
| Total Mexico – 2.1% | | | 11,451 |
| Netherlands | | | |
| Consumer Staples – 0.7% | | | |
| MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.) | | | |
| 7.000%, 3-15-24 (B) | $ | 4,000 | 3,780 |

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---|---|
| Energy – 1.0% | | | |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.) | | | |
| 8.750%, 5-23-26 | | $ 5,000 | $ 5,475 |
| Total Netherlands – 1.7% | | | 9,255 |
| Turkey | | | |
| Financials – 0.6% | | | |
| Turkiye Garanti Bankasi A.S. | | | |
| 6.125%, 5-24-27 (B) | | 4,000 | 3,339 |
| Total Turkey – 0.6% | | | 3,339 |
| United Kingdom | | | |
| Energy – 0.7% | | | |
| KCA Deutag UK Finance plc | | | |
| 9.875%, 4-1-22 (B) | | 4,167 | 4,146 |
| Financials – 4.4% | | | |
| Barclays plc | | | |
| 8.250%, 12-29-49 | | 11,085 | 11,182 |
| Royal Bank of Scotland Group plc (The): | | | |
| 8.625%, 12-29-49 | | 4,983 | 5,338 |
| 7.500%, 12-29-49 | | 2,922 | 2,991 |
| Standard Chartered plc | | | |
| 7.500%, 12-29-49 (B) | | 5,000 | 5,138 |
| | | | 24,649 |
| Total United Kingdom – 5.1% | | | 28,795 |
| United States | | | |
| Energy – 2.1% | | | |
| Energy Transfer Partners L.P. | | | |
| 6.250%, 2-15-66 | | 7,000 | 6,737 |
| Plains All American Pipeline L.P. | | | |
| 6.125%, 11-15-65 | | 5,000 | 4,869 |
| | | | 11,606 |
| Financials – 3.4% | | | |
| JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps) | | | |
| 5.809%, 4-29-49 (D) | | 3,000 | 3,013 |
| New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK) | | | |
| 10.625%, 5-1-19 (B)(E) | | 13,936 | 13,657 |
| TerraForm Global Operating LLC (GTD by Terra Form Global LLC) | | | |
| 6.125%, 3-1-26 (B) | | 2,500 | 2,400 |
| | | | 19,070 |
| Health Care – 1.1% | | | |
| Kinetic Concepts, Inc. and KCI USA, Inc. | | | |
| 12.500%, 11-1-21 (B) | | 225 | 247 |
| Teva Pharmaceutical Finance Co. LLC (GTD by Teva Pharmaceutical Industries Ltd.) | | | |
| 6.150%, 2-1-36 | | 3,000 | 3,008 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Health Care** (Continued) | | |
| Universal Hospital Services, Inc. | | |
| 7.625%, 8-15-20 . . . . . . . . . . . | $ 3,172 | $ 3,184 |
| | | 6,439 |
| **Industrials – 1.5%** | | |
| Azul Investments LLP | | |
| 5.875%, 10-26-24 (B) . . . . . . . . | 3,300 | 2,855 |
| Prime Security Services Borrower LLC | | |
| 9.250%, 5-15-23 (B) . . . . . . . . . | 4,955 | 5,299 |
| | | 8,154 |
| **Telecommunication Services – 2.5%** | | |
| Frontier Communications Corp. | | |
| 11.000%, 9-15-25 (A) . . . . . . . . . | 10,000 | 7,797 |
| Olympus Merger Sub, Inc. | | |
| 8.500%, 10-15-25 (B) . . . . . . . . | 6,325 | 5,803 |
| | | 13,600 |
| **Total United States – 10.6%** | | 58,869 |
| **Uruguay** | | |
| **Industrials – 0.9%** | | |
| ACI Airport Sudamerica S.A. | | |
| 6.875%, 11-29-32 (B) . . . . . . . . . | 4,763 | 5,025 |
| **Total Uruguay – 0.9%** | | 5,025 |
| **TOTAL CORPORATE DEBT SECURITIES – 31.5%** | | $174,058 |

(Cost: $176,186)

| OTHER GOVERNMENT SECURITIES (F) | Principal | Value |
|---|---|---|
| **Argentina – 1.5%** | | |
| Province of Buenos Aires | | |
| 7.875%, 6-15-27 (B) . . . . . . . . . | $ 7,000 | $ 5,821 |
| Republic of Argentina | | |
| 6.875%, 1-26-27 . . . . . . . . . . . | 3,000 | 2,550 |
| | | 8,371 |
| **Canada – 0.9%** | | |
| City of Toronto | | |
| 3.500%, 12-6-21 (C) . . . . . . . . . | CAD 2,000 | 1,582 |
| Province of Ontario | | |
| 4.400%, 6-2-19 (C) . . . . . . . . . . | 2,000 | 1,573 |
| Regional Municipality of York | | |
| 4.000%, 6-30-21 (C) . . . . . . . . | 2,000 | 1,606 |
| | | 4,761 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 2.4%** | | $13,132 |

(Cost: $16,173)

| LOANS (D) | Principal | Value |
|---|---|---|
| **United States** | | |
| **Consumer Staples – 0.5%** | | |
| GOBP Holdings, Inc. (ICE LIBOR plus 825 bps) | | |
| 10.492%, 10-21-22 . . . . . . . . . . | $ 2,906 | 2,906 |
| **Industrials – 0.6%** | | |
| Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps) | | |
| 10.242%, 3-27-22 . . . . . . . . . . | 3,333 | 3,050 |
| **Total United States – 1.1%** | | 5,956 |
| | | 5,956 |
| **TOTAL LOANS – 1.1%** | | $5,956 |

(Cost: $6,183)

| UNITED STATES GOVERNMENT OBLIGATIONS | Principal | Value |
|---|---|---|
| **United States – 1.3%** | | |
| U.S. Treasury Bonds: | | |
| 8.000%, 11-15-21 (G) . . . . . . . . | $4,000 | $ 4,608 |
| 7.250%, 8-15-22 . . . . . . . . . . . | 2,000 | 2,315 |
| | | 6,923 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.3%** | | $ 6,923 |

(Cost: $7,127)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (H) – 0.7%** | | |
| Kroger Co. (The) | | |
| 2.350%, 10-1-18 . . . . . . . . . . . | 3,946 | 3,945 |
| **Master Note – 0.8%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.470%, 10-5-18 (I) . . . . . . . . . . | 4,661 | 4,661 |
| **Money Market Funds – 1.3%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares | | |
| 2.140%, (J)(K) . . . . . . . . . . . . . | 7,193 | 7,193 |
| **TOTAL SHORT-TERM SECURITIES – 2.8%** | | $ 15,799 |

(Cost: $15,800)

| | | |
|---|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.3%** | | $546,983 |
| (Cost: $520,889) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%** | | 3,684 |
| **NET ASSETS – 100.0%** | | $550,667 |

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $8,043 are on loan.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $111,790 or 20.3% of net assets.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar, COP - Columbian Peso, MXN - Mexican Peso and RUB - Russian Ruble).

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(F) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G) All or a portion of securities with an aggregate value of $6 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

SEPTEMBER 30, 2018 (UNAUDITED)

(H)Rate shown is the yield to maturity at September 30, 2018.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(J)Rate shown is the annualized 7-day yield at September 30, 2018.

(K)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at September 30, 2018:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 9,400 | U.S. Dollar | 12,375 | 10-5-18 | UBS AG | $ 121 | $ — |
| Euro | 16,000 | U.S. Dollar | 18,706 | 10-5-18 | UBS AG | 125 | — |
| | | | | | | $246 | $ — |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $320,360 | $ — | $ — |
| Investment Funds | 10,755 | — | — |
| Corporate Debt Securities | — | 174,058 | — |
| Other Government Securities | — | 13,132 | — |
| Loans | — | 5,956 | — |
| United States Government Obligations | — | 6,923 | — |
| Short-Term Securities | 7,193 | 8,606 | — |
| Total | $338,308 | $208,675 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 246 | $ — |

During the period ended September 30, 2018, securities totaling $129,169 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind

SCHEDULE OF INVESTMENTS IVY GLOBAL INCOME ALLOCATION FUND (in thousands)

SEPTEMBER 30, 2018 (UNAUDITED)

### Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Financials | 27.4% |
| Industrials | 11.0% |
| Consumer Staples | 10.9% |
| Energy | 10.4% |
| Health Care | 7.5% |
| Information Technology | 7.3% |
| Consumer Discretionary | 6.7% |
| Telecommunication Services | 5.3% |
| Utilities | 3.7% |
| Other Government Securities | 2.4% |
| Real Estate | 1.4% |
| Materials | 1.2% |
| United States Government and Government Agency Obligations | 1.3% |
| Other+ | 3.5% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Corporate Obligations | 0.5% |
| Master Note | 0.5% |
| United States Government and Government Agency Obligations | 99.1% |
| Cash and Other Assets (Net of Liabilities) | 0.4% |

SEPTEMBER 30, 2018 (UNAUDITED)

| CORPORATE OBLIGATIONS | Principal | Value |
|---|---|---|
| Master Note | | |
| Toyota Motor Credit Corp. | | |
| (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10-5-18 (A) . . . . . . . . . . . | $ 765 | $ 765 |
| | | |
| Total Master Note – 0.5% | | 765 |
| TOTAL CORPORATE OBLIGATIONS – 0.5% | | $ 765 |
| (Cost: $765) | | |

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| United States Government Agency Obligations – 75.8% | | |
| Federal National Mortgage Association, | | |
| 2.010%, 10-1-18 . . . . . . . . . . . . . . | 3,154 | 3,154 |
| Overseas Private Investment Corp. | | |
| (GTD by U.S. Government) | | |
| (3-Month U.S. TB Rate): | | |
| 2.190%, 10-3-18 (A) . . . . . . . . . . . | 1,175 | 1,175 |

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| United States Government Agency Obligations (Continued) | | |
| 2.170%, 10-7-18 (A) . . . . . . . . . | $ 11,526 | $ 11,526 |
| 2.190%, 10-7-18 (A) . . . . . . . . . | 13,788 | 13,788 |
| 2.200%, 10-7-18 (A) . . . . . . . . . | 33,436 | 33,436 |
| 2.220%, 10-7-18 (A) . . . . . . . . . | 40,259 | 40,259 |
| 2.240%, 10-7-18 (A) . . . . . . . . . | 13,285 | 13,285 |
| | | 116,623 |
| Treasury Bills – 20.4% | | |
| U.S. Treasury Bills: | | |
| 1.950%, 10-4-18 . . . . . . . . . . . . | 2,000 | 2,000 |
| 1.770%, 10-11-18 . . . . . . . . . . . . | 3,000 | 2,998 |
| 1.890%, 10-25-18 . . . . . . . . . . . | 6,500 | 6,491 |
| 1.940%, 11-1-18 . . . . . . . . . . . . | 6,000 | 5,990 |
| 1.960%, 11-8-18 . . . . . . . . . . . . | 6,000 | 5,987 |
| 2.050%, 11-29-18 . . . . . . . . . . . | 8,000 | 7,973 |
| | | 31,439 |

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Treasury Notes – 2.9% | | |
| U.S. Treasury Notes (3-Month USTMMR plus 17 bps), | | |
| 2.360%, 10-1-18 (A) . . . . . . . . | $2,000 | $ 2,000 |
| U.S. Treasury Notes (3-Month USTMMR plus 4.8 bps), | | |
| 2.240%, 10-2-18 (A) . . . . . . . . | 1,000 | 1,000 |
| U.S. Treasury Notes (3-Month USTMMR plus 7 bps), | | |
| 2.260%, 10-7-18 (A) . . . . . . . . | 1,500 | 1,500 |
| | | 4,500 |
| TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 99.1% | | $152,562 |
| (Cost: $152,562) | | |
| TOTAL INVESTMENT SECURITIES – 99.6% | | $153,327 |
| (Cost: $153,327) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4% | | 619 |
| NET ASSETS – 100.0% | | $153,946 |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Corporate Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 765 | $ — |
| United States Government and Government Agency Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 152,562 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $153,327 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill
USTMMR = U.S. Treasury Money Market Rate

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 4.6% |
|    Consumer Discretionary | 1.8% |
|    Financials | 1.1% |
|    Energy | 1.1% |
|    Consumer Staples | 0.5% |
|    Health Care | 0.1% |
|    Industrials | 0.0% |
| Warrants | 0.0% |
| Bonds | 92.7% |
|    Corporate Debt Securities | 70.5% |
|    Loans | 22.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.7% |

## Quality Weightings

| | |
|---|---|
| Non-Investment Grade | 92.7% |
|    BB | 9.1% |
|    B | 47.1% |
|    CCC | 30.2% |
|    Below CCC | 1.2% |
|    Non-rated | 5.1% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities | 7.3% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Apparel Retail – 0.2%** | | |
| True Religion Apparel, Inc. (A)(C)(D) | 219 | $ 12,237 |
| **Broadcasting – 0.1%** | | |
| Cumulus Media, Inc., Class A (A) | 217 | 3,705 |
| **Cable & Satellite – 0.1%** | | |
| Altice N.V., Class A (A)(B)(E) | 650 | 1,754 |
| Altice USA, Inc., Class A | 271 | 4,910 |
| | | 6,664 |
| **Casinos & Gaming – 0.0%** | | |
| New Cotai Participation Corp., Class B (A)(D)(F) | —* | 1,047 |
| **Education Services – 1.4%** | | |
| Laureate Education, Inc., Class A (A) | 5,108 | 78,866 |
| **Total Consumer Discretionary – 1.8%** | | 102,519 |
| **Consumer Staples** | | |
| **Agricultural Products – 0.0%** | | |
| ASG Warrant Corp. (A)(C)(D) | 20 | —* |
| **Total Consumer Staples – 0.0%** | | —* |
| **Energy** | | |
| **Oil & Gas Equipment & Services – 0.1%** | | |
| Larchmont Resources LLC (A)(C)(F) | 18 | 5,043 |
| **Oil & Gas Exploration & Production – 0.1%** | | |
| Midstates Petroleum Co., Inc. (A) | 749 | 6,676 |
| Sabine Oil & Gas Corp. (A)(F) | 5 | 338 |
| | | 7,014 |
| **Total Energy – 0.2%** | | 12,057 |
| **Financials** | | |
| **Other Diversified Financial Services – 0.8%** | | |
| J.G. Wentworth Co. (The) (A)(C)(D)(F) | 4,485 | 43,731 |
| **Specialized Finance – 0.3%** | | |
| Maritime Finance Co. Ltd. (C)(D)(F) | 1,750 | 17,145 |
| **Total Financials – 1.1%** | | 60,876 |
| **Health Care** | | |
| **Pharmaceuticals – 0.1%** | | |
| Concordia International Corp. (A)(B)(E) | 351 | 7,071 |
| **Total Health Care – 0.1%** | | 7,071 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** | | |
| **Air Freight & Logistics – 0.0%** | | |
| BIS Industries Ltd. (A)(C)(D)(F) | 19,683 | $ 1,338 |
| **Total Industrials – 0.0%** | | 1,338 |
| **TOTAL COMMON STOCKS – 3.2%** | | $183,861 |
| (Cost: $195,508) | | |
| **PREFERRED STOCKS** | | |
| **Consumer Staples** | | |
| **Agricultural Products – 0.5%** | | |
| Pinnacle Agriculture Enterprises LLC (A)(D)(F) | 49,044 | 27,367 |
| **Total Consumer Staples – 0.5%** | | 27,367 |
| **Energy** | | |
| **Oil & Gas Exploration & Production – 0.9%** | | |
| Targa Resources Corp., 9.500% (F) | 47 | 50,984 |
| **Total Energy – 0.9%** | | 50,984 |
| **Financials** | | |
| **Other Diversified Financial Services – 0.0%** | | |
| New Cotai Participation Corp., Class A Preferred (A)(D)(F) | 25 | 7 |
| **Total Financials – 0.0%** | | 7 |
| **TOTAL PREFERRED STOCKS – 1.4%** | | $ 78,358 |
| (Cost: $74,752) | | |
| **WARRANTS** | | |
| **Apparel Retail – 0.0%** | | |
| St. John Knits International, Inc., expires 12-31-29 (D)(G) | 48 | 113 |
| **Oil & Gas Exploration & Production – 0.0%** | | |
| Sabine Oil & Gas Corp., expires 12-29-29 (F)(G) | 20 | 150 |
| | | 150 |
| **TOTAL WARRANTS – 0.0%** | | $ 263 |
| (Cost: $145) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| **Advertising – 0.4%** | | |
| Acosta, Inc., 7.750%, 10-1-22 (H) | $37,235 | 12,660 |
| Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2-15-24 | 9,997 | 10,107 |
| | | 22,767 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Automotive Retail – 0.6%** | | |
| Allison Transmission, Inc., 5.000%, 10-1-24 (H) | $ 5,787 | $ 5,758 |
| Penske Automotive Group, Inc., 5.500%, 5-15-26 | 4,202 | 4,085 |
| Sonic Automotive, Inc., 5.000%, 5-15-23 | 24,788 | 23,363 |
| | | 33,206 |
| **Broadcasting – 2.1%** | | |
| Clear Channel International B.V., 8.750%, 12-15-20 (H) | 4,712 | 4,864 |
| Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22 | 60,391 | 61,593 |
| Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20 | 1,380 | 1,384 |
| Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20 | 27,025 | 27,093 |
| Sirius XM Radio, Inc.: | | |
| 4.625%, 5-15-23 (H) | 16,646 | 16,481 |
| 6.000%, 7-15-24 (H) | 6,000 | 6,226 |
| | | 117,641 |
| **Cable & Satellite – 10.6%** | | |
| Altice Financing S.A.: | | |
| 6.625%, 2-15-23 (H) | 16,643 | 16,768 |
| 7.500%, 5-15-26 (H) | 29,379 | 28,644 |
| Altice France S.A.: | | |
| 7.375%, 5-1-26 (E)(H) | 69,508 | 69,581 |
| 8.125%, 2-1-27 (H) | 48,800 | 50,142 |
| Altice S.A.: | | |
| 7.250%, 5-15-22 (E)(H)(I) | EUR 4,592 | 5,312 |
| 7.750%, 5-15-22 (E)(H) | $ 91,427 | 88,981 |
| 6.250%, 2-15-25 (H)(I) | EUR 4,462 | 4,831 |
| 7.625%, 2-15-25 (E)(H) | $ 27,045 | 24,510 |
| Altice U.S. Finance I Corp.: | | |
| 5.375%, 7-15-23 (H) | 19,883 | 20,107 |
| 5.500%, 5-15-26 (H) | 21,539 | 21,474 |
| Block Communications, Inc., 6.875%, 2-15-25 (H) | 4,710 | 4,828 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.500%, 5-1-26 (H) | 8,288 | 8,195 |
| 5.000%, 2-1-28 (H) | 27,490 | 25,838 |
| CSC Holdings LLC, 5.375%, 2-1-28 (H) | 30,790 | 29,404 |
| DISH DBS Corp.: | | |
| 6.750%, 6-1-21 | 12,353 | 12,616 |
| 5.875%, 7-15-22 | 13,090 | 12,771 |
| 5.875%, 11-15-24 | 11,998 | 10,783 |
| 7.750%, 7-1-26 | 17,979 | 17,035 |
| Neptune Finco Corp.: | | |
| 10.125%, 1-15-23 (H) | 30,021 | 32,843 |
| 6.625%, 10-15-25 (H) | 8,618 | 9,081 |
| 10.875%, 10-15-25 (H) | 20,060 | 23,295 |
| VTR Finance B.V., 6.875%, 1-15-24 (H) | 71,029 | 72,272 |
| | | 589,311 |
| **Casinos & Gaming – 2.3%** | | |
| Everi Payments, Inc., 7.500%, 12-15-25 (H) | 25,914 | 26,173 |

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
| --- | --- | --- |
| Casinos & Gaming (Continued) | | |
| Gateway Casinos & Entertainment Ltd., | | |
| 8.250%, 3-1-24 (H) | $ 17,195 | $ 18,098 |
| Golden Nugget, Inc.: | | |
| 6.750%, 10-15-24 (H) | 39,137 | 39,700 |
| 8.750%, 10-1-25 (H) | 7,927 | 8,310 |
| Stars Group Holdings B.V. and Stars Group (U.S.) Co-Borrower LLC, | | |
| 7.000%, 7-15-26 (H) | 15,488 | 15,979 |
| Studio City Finance Ltd., | | |
| 8.500%, 12-1-20 (H) | 2,201 | 2,206 |
| Wynn Macau Ltd.: | | |
| 4.875%, 10-1-24 (H) | 5,405 | 5,088 |
| 5.500%, 10-1-27 (H) | 13,880 | 12,995 |
| | | 128,549 |
| Education Services – 2.2% | | |
| Laureate Education, Inc., | | |
| 8.250%, 5-1-25 (H) | 113,905 | 121,973 |
| Hotels, Resorts & Cruise Lines – 0.3% | | |
| Boyne USA, Inc., | | |
| 7.250%, 5-1-25 (H) | 15,111 | 15,980 |
| Leisure Facilities – 0.2% | | |
| Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, | | |
| 5.375%, 4-15-27 | 12,760 | 12,409 |
| Movies & Entertainment – 0.2% | | |
| WMG Acquisition Corp., | | |
| 5.500%, 4-15-26 (H) | 11,644 | 11,557 |
| Publishing – 0.6% | | |
| E.W. Scripps Co., | | |
| 5.125%, 5-15-25 (H) | 2,370 | 2,278 |
| MDC Partners, Inc., | | |
| 6.500%, 5-1-24 (E)(H) | 30,300 | 26,816 |
| | | 29,094 |
| Restaurants – 0.5% | | |
| 1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc., | | |
| 5.000%, 10-15-25 (H) | 31,413 | 30,078 |
| Specialized Consumer Services – 0.3% | | |
| Nielsen Co. (Luxembourg) S.a.r.l. (The), | | |
| 5.500%, 10-1-21 (H) | 10,087 | 10,145 |
| Nielsen Finance LLC and Nielsen Finance Co., | | |
| 5.000%, 4-15-22 (H) | 5,409 | 5,279 |
| | | 15,424 |
| Specialty Stores – 1.2% | | |
| Arch Merger Sub, Inc., | | |
| 8.500%, 9-15-25 (E)(H) | 45,080 | 42,319 |
| Cumberland Farms, Inc., | | |
| 6.750%, 5-1-25 (H) | 12,736 | 13,054 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
| --- | --- | --- |
| Specialty Stores (Continued) | | |
| Party City Holdings, Inc., | | |
| 6.625%, 8-1-26 (H) | $ 11,596 | $ 11,741 |
| | | 67,114 |
| Total Consumer Discretionary – 21.5% | | 1,195,103 |
| Consumer Staples | | |
| Food Distributors – 0.6% | | |
| Performance Food Group, Inc., | | |
| 5.500%, 6-1-24 (H) | 17,758 | 17,580 |
| U.S. Foods, Inc., | | |
| 5.875%, 6-15-24 (H) | 18,320 | 18,412 |
| | | 35,992 |
| Packaged Foods & Meats – 3.9% | | |
| JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), | | |
| 7.750%, 10-28-20 (H) | 3,300 | 3,354 |
| JBS USA LLC and JBS USA Finance, Inc.: | | |
| 5.875%, 7-15-24 (H) | 35,747 | 35,211 |
| 5.750%, 6-15-25 (H) | 29,000 | 28,239 |
| JBS USA Lux S.A. and JBS USA Finance, Inc., | | |
| 6.750%, 2-15-28 (H) | 19,445 | 19,323 |
| Pilgrim's Pride Corp.: | | |
| 5.750%, 3-15-25 (H) | 5,439 | 5,235 |
| 5.875%, 9-30-27 (H) | 19,457 | 18,387 |
| Post Holdings, Inc.: | | |
| 5.500%, 3-1-25 (H) | 6,059 | 6,010 |
| 5.000%, 8-15-26 (H) | 8,493 | 8,031 |
| 5.750%, 3-1-27 (H) | 37,477 | 36,821 |
| Simmons Foods, Inc.: | | |
| 7.750%, 1-15-24 (H) | 7,744 | 8,015 |
| 5.750%, 11-1-24 (H) | 67,921 | 52,045 |
| | | 220,671 |
| Total Consumer Staples – 4.5% | | 256,663 |
| Energy | | |
| Oil & Gas Drilling – 1.4% | | |
| Ensco plc, | | |
| 7.750%, 2-1-26 | 15,502 | 15,386 |
| KCA Deutag UK Finance plc, | | |
| 7.250%, 5-15-21 (H) | 31,548 | 29,734 |
| Offshore Drilling Holding S.A., | | |
| 8.375%, 9-20-20 (H)(J) | 64,569 | 33,899 |
| Offshore Group Investment Ltd., | | |
| 0.000%, 11-1-19 (D)(K) | 20,035 | —* |
| | | 79,019 |
| Oil & Gas Equipment & Services – 0.7% | | |
| Brand Energy & Infrastructure Services, Inc., | | |
| 8.500%, 7-15-25 (H) | 20,086 | 20,646 |
| McDermott Escrow 1, Inc. and McDermott Escrow 2, Inc., | | |
| 10.625%, 5-1-24 (H) | 10,700 | 11,449 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
| --- | --- | --- |
| Oil & Gas Equipment & Services (Continued) | | |
| SESI LLC, | | |
| 7.125%, 12-15-21 | $ 8,719 | $ 8,841 |
| | | 40,936 |
| Oil & Gas Exploration & Production – 3.9% | | |
| Bellatrix Exploration Ltd., | | |
| 8.500%, 5-15-20 (H) | 19,416 | 11,892 |
| Chesapeake Energy Corp.: | | |
| 7.000%, 10-1-24 | 27,050 | 27,050 |
| 8.000%, 1-15-25 (E) | 2,525 | 2,606 |
| Crownrock L.P., | | |
| 5.625%, 10-15-25 (H) | 46,856 | 45,860 |
| Endeavor Energy Resources L.P.: | | |
| 5.500%, 1-30-26 (H) | 15,582 | 15,582 |
| 5.750%, 1-30-28 (H) | 11,167 | 11,167 |
| Extraction Oil & Gas, Inc., | | |
| 5.625%, 2-1-26 (H) | 21,000 | 18,585 |
| Laredo Petroleum, Inc., | | |
| 6.250%, 3-15-23 | 5,489 | 5,489 |
| Parsley Energy LLC and Parsley Finance Corp., | | |
| 5.625%, 10-15-27 (H) | 10,936 | 10,963 |
| Sanchez Energy Corp., | | |
| 7.250%, 2-15-23 (E)(H) | 3,888 | 3,830 |
| Seven Generations Energy Ltd.: | | |
| 6.750%, 5-1-23 (H) | 33,902 | 34,919 |
| 5.375%, 9-30-25 (H) | 15,603 | 15,174 |
| Ultra Resources, Inc., | | |
| 6.875%, 4-15-22 (H) | 9,499 | 4,512 |
| Whiting Petroleum Corp., | | |
| 6.625%, 1-15-26 | 7,787 | 8,099 |
| | | 215,728 |
| Oil & Gas Refining & Marketing – 1.8% | | |
| Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.): | | |
| 6.125%, 10-1-24 | 8,071 | 8,212 |
| 6.375%, 7-1-26 | 2,319 | 2,360 |
| Comstock Escrow Corp., | | |
| 9.750%, 8-15-26 (H) | 65,736 | 65,591 |
| EP Energy LLC and Everest Acquisition Finance, Inc., | | |
| 7.750%, 5-15-26 (H) | 11,584 | 11,859 |
| QEP Resources, Inc., | | |
| 5.625%, 3-1-26 | 9,650 | 9,228 |
| | | 97,250 |
| Total Energy – 7.8% | | 432,933 |
| Financials | | |
| Consumer Finance – 0.9% | | |
| CURO Group Holdings Corp., | | |
| 8.250%, 9-1-25 (H) | 19,334 | 18,609 |
| Quicken Loans, Inc., | | |
| 5.750%, 5-1-25 (H) | 32,851 | 32,810 |
| | | 51,419 |
| Financial Exchanges & Data – 1.2% | | |
| Financial & Risk U.S. Holdings, Inc.: | | |
| 6.250%, 5-15-26 (H) | 15,454 | 15,444 |

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financial Exchanges & Data (Continued) | | |
| 8.250%, 11-15-26 (H) | $ 51,001 | $ 50,692 |
| | | 66,136 |
| Insurance Brokers – 1.2% | | |
| NFP Corp., 6.875%, 7-15-25 (H) | 66,616 | 66,616 |
| Investment Banking & Brokerage – 0.1% | | |
| VHF Parent LLC, 6.750%, 6-15-22 (H) | 5,508 | 5,687 |
| Other Diversified Financial Services – 4.0% | | |
| Balboa Merger Sub, Inc., 11.375%, 12-1-21 (H) | 38,431 | 41,025 |
| Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.: | | |
| 6.250%, 2-1-22 | 23,366 | 23,950 |
| 6.375%, 12-15-25 | 7,788 | 7,817 |
| New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5-1-19 (H)(L) | 155,578 | 152,466 |
| | | 225,258 |
| Property & Casualty Insurance – 1.0% | | |
| Amwins Group, Inc., 7.750%, 7-1-26 (H) | 19,386 | 20,161 |
| Hub International Ltd., 7.000%, 5-1-26 (H) | 38,701 | 38,752 |
| | | 58,913 |
| Specialized Finance – 1.3% | | |
| Compass Group Diversified Holdings LLC, 8.000%, 5-1-26 (H) | 15,494 | 15,959 |
| Hadrian Merger Sub, Inc., 8.500%, 5-1-26 (H) | 28,417 | 27,138 |
| Tervita Escrow Corp., 7.625%, 12-1-21 (H) | 7,723 | 7,964 |
| TMX Finance LLC and TitleMax Finance Corp., 11.125%, 4-1-23 (H) | 23,138 | 23,138 |
| | | 74,199 |
| Thrifts & Mortgage Finance – 0.4% | | |
| Provident Funding Associates L.P. and PFG Finance Corp., 6.375%, 6-15-25 (H) | 19,671 | 19,671 |
| **Total Financials – 10.1%** | | **567,899** |
| Health Care | | |
| Health Care Facilities – 0.9% | | |
| DaVita HealthCare Partners, Inc., 5.125%, 7-15-24 | 4,274 | 4,124 |
| MPH Acquisition Holdings LLC, 7.125%, 6-1-24 (H) | 13,779 | 14,323 |
| Surgery Center Holdings, Inc., 8.875%, 4-15-21 (E)(H) | 29,213 | 30,418 |
| | | 48,865 |
| Health Care Supplies – 0.6% | | |
| Kinetic Concepts, Inc. and KCI USA, Inc., 12.500%, 11-1-21 (H) | $ 3,974 | $ 4,373 |
| Universal Hospital Services, Inc., 7.625%, 8-15-20 | 31,342 | 31,456 |
| | | 35,829 |
| Health Care Technology – 1.1% | | |
| Verscend Holding Corp., 9.750%, 8-15-26 (H) | 60,328 | 62,213 |
| Life Sciences Tools & Services – 0.9% | | |
| Avantor, Inc.: | | |
| 6.000%, 10-1-24 (H) | 13,248 | 13,447 |
| 9.000%, 10-1-25 (H) | 35,039 | 36,134 |
| | | 49,581 |
| Pharmaceuticals – 1.7% | | |
| Concordia Healthcare Corp., 8.000%, 9-6-24 | 2,610 | 2,551 |
| HLF Financing S.a.r.l. LLC and Herbalife International, Inc., 7.250%, 8-15-26 (H) | 5,413 | 5,501 |
| Jaguar Holding Co. II and Pharmaceutical Product Development LLC, 6.375%, 8-1-23 (H) | 5,723 | 5,766 |
| Valeant Pharmaceuticals International, Inc.: | | |
| 5.500%, 3-1-23 (H) | 789 | 759 |
| 5.500%, 11-1-25 (H) | 7,811 | 7,797 |
| 9.000%, 12-15-25 (H) | 5,419 | 5,833 |
| 9.250%, 4-1-26 (H) | 15,514 | 16,736 |
| 8.500%, 1-31-27 (H) | 11,585 | 12,164 |
| VPII Escrow Corp., 7.500%, 7-15-21 (H) | 11,421 | 11,635 |
| VRX Escrow Corp.: | | |
| 5.875%, 5-15-23 (H) | 12,592 | 12,224 |
| 6.125%, 4-15-25 (H) | 11,848 | 11,268 |
| | | 92,234 |
| **Total Health Care – 5.2%** | | **288,722** |
| Industrials | | |
| Aerospace & Defense – 2.7% | | |
| KLX, Inc., 5.875%, 12-1-22 (H) | 51,050 | 52,735 |
| TransDigm UK Holdings plc, 6.875%, 5-15-26 (H) | 13,157 | 13,502 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.): | | |
| 6.000%, 7-15-22 | 16,868 | 17,142 |
| 6.500%, 7-15-24 | 39,794 | 40,769 |
| 6.500%, 5-15-25 | 7,918 | 8,067 |
| 6.375%, 6-15-26 | 16,934 | 17,103 |
| | | 149,318 |
| Building Products – 0.3% | | |
| Summit Materials LLC and Summit Materials Finance Corp., 6.125%, 7-15-23 | 7,058 | 7,158 |
| Building Products (Continued) | | |
| WESCO Distribution, Inc. (GTD by WESCO International, Inc.), 5.375%, 6-15-24 | $ 8,383 | $ 8,299 |
| | | 15,457 |
| Diversified Support Services – 0.6% | | |
| Ahern Rentals, Inc., 7.375%, 5-15-23 (H) | 25,226 | 24,848 |
| Ritchie Bros. Auctioneers, Inc., 5.375%, 1-15-25 (H) | 6,054 | 6,051 |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 5.875%, 9-15-26 | 2,710 | 2,781 |
| | | 33,680 |
| Environmental & Facilities Services – 1.0% | | |
| GFL Environmental, Inc.: | | |
| 5.625%, 5-1-22 (H) | 5,520 | 5,340 |
| 5.375%, 3-1-23 (H) | 27,117 | 25,490 |
| 7.000%, 6-1-26 (H) | 23,211 | 22,428 |
| Waste Pro USA, Inc., 5.500%, 2-15-26 (H) | 2,140 | 2,092 |
| | | 55,350 |
| Security & Alarm Services – 0.9% | | |
| Prime Security Services Borrower LLC, 9.250%, 5-15-23 (H) | 50,236 | 53,727 |
| **Total Industrials – 5.5%** | | **307,532** |
| Information Technology | | |
| Application Software – 1.6% | | |
| Kronos Acquisition Holdings, Inc., 9.000%, 8-15-23 (H) | 92,792 | 87,457 |
| Data Processing & Outsourced Services – 2.5% | | |
| Alliance Data Systems Corp., 5.375%, 8-1-22 (H) | 42,718 | 43,038 |
| Italics Merger Sub, Inc., 7.125%, 7-15-23 (H) | 86,728 | 88,773 |
| j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7-15-25 (H) | 7,864 | 8,071 |
| | | 139,882 |
| IT Consulting & Other Services – 1.0% | | |
| Cardtronics, Inc. and Cardtronics USA, Inc., 5.500%, 5-1-25 (H) | 4,761 | 4,547 |
| NCR Escrow Corp., 6.375%, 12-15-23 | 29,376 | 29,927 |
| Pioneer Holding Corp., 9.000%, 11-1-22 (H) | 23,446 | 24,208 |
| | | 58,682 |
| **Total Information Technology – 5.1%** | | **286,021** |

SEPTEMBER 30, 2018 (UNAUDITED)

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Materials | | |
| **Aluminum – 1.6%** | | |
| Constellium N.V.: | | |
| 5.750%, 5-15-24 (H) | $ 21,281 | $ 21,148 |
| 6.625%, 3-1-25 (E)(H) | 32,160 | 32,562 |
| 5.875%, 2-15-26 (H) | 14,677 | 14,365 |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8-15-24 (H) | 12,449 | 12,698 |
| 5.875%, 9-30-26 (H) | 8,281 | 8,085 |
| | | 88,858 |
| **Commodity Chemicals – 0.5%** | | |
| NOVA Chemicals Corp.: | | |
| 4.875%, 6-1-24 (H) | 19,673 | 18,940 |
| 5.250%, 6-1-27 (H) | 7,869 | 7,328 |
| | | 26,268 |
| **Construction Materials – 0.7%** | | |
| Hillman Group, Inc. (The), | | |
| 6.375%, 7-15-22 (H) | 43,731 | 39,358 |
| **Fertilizers & Agricultural Chemicals – 1.1%** | | |
| Pinnacle Operating Corp., | | |
| 9.000%, 5-15-23 (H) | 70,641 | 62,871 |
| **Metal & Glass Containers – 0.4%** | | |
| ARD Finance S.A. (7.125% Cash or 7.875% PIK), | | |
| 7.125%, 9-15-23 (L) | 4,604 | 4,661 |
| ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK), | | |
| 8.750%, 1-31-23 (H)(L) | 9,568 | 9,568 |
| HudBay Minerals, Inc.: | | |
| 7.250%, 1-15-23 (H) | 3,257 | 3,347 |
| 7.625%, 1-15-25 (H) | 4,887 | 5,046 |
| | | 22,622 |
| **Paper Packaging – 0.1%** | | |
| Flex Acquisition Co., Inc., | | |
| 6.875%, 1-15-25 (H) | 5,672 | 5,417 |
| **Specialty Chemicals – 0.1%** | | |
| Kraton Polymers LLC and Kraton Polymers Capital Corp., | | |
| 7.000%, 4-15-25 (H) | 7,999 | 8,219 |
| **Total Materials – 4.5%** | | 253,613 |
| Telecommunication Services | | |
| **Alternative Carriers – 0.5%** | | |
| Consolidated Communications Finance II Co., | | |
| 6.500%, 10-1-22 (E) | 30,952 | 29,250 |
| **Integrated Telecommunication Services – 5.0%** | | |
| Frontier Communications Corp.: | | |
| 6.875%, 1-15-25 | 30,443 | 18,504 |
| 11.000%, 9-15-25 (E) | 51,015 | 39,777 |
| 8.500%, 4-1-26 (H) | 19,411 | 18,343 |
| GCI, Inc., | | |
| 6.875%, 4-15-25 | 29,696 | 30,707 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Integrated Telecommunication Services (Continued)** | | |
| Olympus Merger Sub, Inc., | | |
| 8.500%, 10-15-25 (H) | $96,596 | $ 88,627 |
| Sprint Corp.: | | |
| 7.250%, 9-15-21 | 36,708 | 38,773 |
| 7.875%, 9-15-23 | 24,291 | 26,170 |
| 7.125%, 6-15-24 | 5,951 | 6,181 |
| 7.625%, 3-1-26 | 11,584 | 12,259 |
| | | 279,341 |
| **Wireless Telecommunication Service – 0.8%** | | |
| Digicel Group Ltd.: | | |
| 8.250%, 9-30-20 (H) | 6,210 | 4,735 |
| 7.125%, 4-1-22 (H) | 7,727 | 5,060 |
| Digicel Ltd., | | |
| 6.750%, 3-1-23 (E)(H) | 10,247 | 8,543 |
| Sable International Finance Ltd., | | |
| 6.875%, 8-1-22 (H) | 19,043 | 19,898 |
| Sprint Nextel Corp., | | |
| 11.500%, 11-15-21 | 3,331 | 3,906 |
| | | 42,142 |
| **Total Telecommunication Services – 6.3%** | | 350,733 |
| **TOTAL CORPORATE DEBT SECURITIES – 70.5%** | | $3,939,219 |
| (Cost: $4,011,335) | | |
| LOANS (M) | | |
| Consumer Discretionary | | |
| **Advertising – 0.4%** | | |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.492%, 7-25-21 (D) | 3,534 | 3,252 |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), | | |
| 8.742%, 7-25-22 | 25,100 | 21,021 |
| | | 24,273 |
| **Apparel Retail – 2.1%** | | |
| J. Crew Group, Inc. (ICE LIBOR plus 322 bps): | | |
| 5.450%, 3-5-21 | 4,127 | 3,752 |
| 5.462%, 3-5-21 | 2,955 | 2,686 |
| 5.606%, 3-5-21 | 10,876 | 9,888 |
| Talbots, Inc. (The) (ICE LIBOR plus 450 bps), | | |
| 6.742%, 3-19-20 | 28,287 | 27,686 |
| Talbots, Inc. (The) (ICE LIBOR plus 850 bps), | | |
| 10.742%, 3-19-21 | 48,075 | 46,513 |
| TRLG Intermediate Holdings LLC, | | |
| 10.000%, 10-27-22 (C) | 26,517 | 25,634 |
| | | 116,159 |
| **Broadcasting – 0.3%** | | |
| MLN U.S. Holdco LLC: | | |
| 0.000%, 7-13-25 (N) | 11,612 | 11,713 |
| 0.000%, 7-13-26 (N) | 7,741 | 7,651 |
| | | 19,364 |

| LOANS (M) (Continued) | Principal | Value |
|---|---|---|
| **Cable & Satellite – 0.0%** | | |
| Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps), | | |
| 5.839%, 1-7-22 | $ 581 | $ 570 |
| **Education Services – 0.7%** | | |
| Laureate Education, Inc. (ICE LIBOR plus 350 bps), | | |
| 5.742%, 4-26-24 | 40,806 | 40,959 |
| **Housewares & Specialties – 0.4%** | | |
| KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), | | |
| 6.242%, 5-15-23 | 22,374 | 22,256 |
| **Publishing – 0.1%** | | |
| Recorded Books, Inc. (ICE LIBOR plus 450 bps), | | |
| 6.886%, 8-31-25 (D) | 6,961 | 7,013 |
| **Restaurants – 0.5%** | | |
| NPC International, Inc. (ICE LIBOR plus 350 bps), | | |
| 5.576%, 4-20-24 | 5,512 | 5,530 |
| NPC International, Inc. (ICE LIBOR plus 750 bps), | | |
| 9.576%, 4-18-25 | 22,640 | 22,810 |
| | | 28,340 |
| **Specialized Consumer Services – 0.5%** | | |
| Asurion LLC (ICE LIBOR plus 300 bps), | | |
| 5.242%, 11-3-24 | 15,470 | 15,569 |
| Asurion LLC (ICE LIBOR plus 600 bps), | | |
| 8.742%, 8-4-25 | 11,666 | 11,980 |
| | | 27,549 |
| **Specialty Stores – 1.0%** | | |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), | | |
| 7.509%, 10-16-23 | 20,618 | 20,695 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), | | |
| 11.432%, 5-21-24 | 33,854 | 33,431 |
| | | 54,126 |
| **Textiles – 0.4%** | | |
| SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), | | |
| 6.408%, 6-15-25 (D) | 23,167 | 23,341 |
| **Total Consumer Discretionary – 6.4%** | | 363,950 |
| Consumer Staples | | |
| **Food Distributors – 0.3%** | | |
| Dairyland USA Corp. (ICE LIBOR plus 400 bps), | | |
| 6.080%, 6-22-22 | 14,001 | 14,054 |

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| LOANS (M) (Continued) | Principal | Value |
|---|---|---|
| Hypermarkets & Super Centers – 0.4% | | |
| GOBP Holdings, Inc. (ICE LIBOR plus 825 bps), 10.492%, 10-21-22 | $20,745 | $ 20,745 |
| Total Consumer Staples – 0.7% | | 34,799 |
| Energy | | |
| Coal & Consumable Fuels – 1.1% | | |
| Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.992%, 3-28-22 | 47,969 | 47,880 |
| Westmoreland Coal Co., 0.000%, 5-22-19 (N) | 1,068 | 1,066 |
| Westmoreland Coal Co. (3-Month U.S. LIBOR plus 825 bps), 10.562%, 5-22-19 | 4,806 | 4,796 |
| Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 8.834%, 12-16-20 (O) | 28,608 | 7,557 |
| | | 61,299 |
| Oil & Gas Drilling – 0.0% | | |
| KCA Deutag Alpha Ltd., 0.000%, 5-16-20 (N) | 617 | 599 |
| Oil & Gas Equipment & Services – 0.3% | | |
| Larchmont Resources LLC (11.330% Cash or 11.330% PIK), 11.330%, 8-7-20 (C)(D)(L) | 16,603 | 16,354 |
| Oil & Gas Exploration & Production – 0.2% | | |
| California Resources Corp. (ICE LIBOR plus 475 bps), 6.962%, 12-31-22 | 11,612 | 11,781 |
| Oil & Gas Storage & Transportation – 1.0% | | |
| Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 12.992%, 2-16-21 | 25,494 | 24,219 |
| Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 7.992%, 8-12-20 | 32,786 | 32,185 |
| | | 56,404 |
| Total Energy – 2.6% | | 146,437 |
| Financials | | |
| Asset Management & Custody Banks – 0.4% | | |
| Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 9.092%, 7-20-26 (D) | 24,780 | 25,276 |
| Financial Exchanges & Data – 0.2% | | |
| Hudson River Trading LLC (ICE LIBOR plus 425 bps), 6.326%, 4-3-25 (D) | 13,500 | 13,568 |
| Insurance Brokers – 0.2% | | |
| NFP Corp. (ICE LIBOR plus 300 bps), 5.242%, 1-8-24 | 10,309 | 10,299 |

| LOANS (M) (Continued) | Principal | Value |
|---|---|---|
| Investment Banking & Brokerage – 1.1% | | |
| Jane Street Group LLC (ICE LIBOR plus 375 bps), 5.992%, 8-25-22 | $59,826 | $ 60,025 |
| Property & Casualty Insurance – 0.2% | | |
| Hub International Ltd. (ICE LIBOR plus 300 bps), 5.335%, 4-25-25 | 9,666 | 9,683 |
| Specialized Finance – 0.9% | | |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps), 6.742%, 2-28-25 (D) | 37,706 | 37,894 |
| Mayfield Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.742%, 2-28-26 (D) | 12,493 | 12,306 |
| | | 50,200 |
| Total Financials – 3.0% | | 169,051 |
| Health Care | | |
| Health Care Equipment – 0.1% | | |
| LifeScan Global Corp., 0.000%, 6-19-25 (D)(N) | 3,873 | 3,699 |
| Health Care Facilities – 1.0% | | |
| Gentiva Health Services, Inc. (ICE LIBOR plus 375 bps), 6.000%, 7-2-25 (D) | 45,420 | 45,931 |
| Gentiva Health Services, Inc. (ICE LIBOR plus 700 bps), 9.375%, 7-2-26 | 11,618 | 11,909 |
| | | 57,840 |
| Health Care Services – 0.5% | | |
| Heartland Dental LLC, 0.000%, 4-30-25 (N) | 3,785 | 3,785 |
| Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.992%, 4-30-25 | 25,168 | 25,168 |
| | | 28,953 |
| Health Care Technology – 1.0% | | |
| Verscend Holding Corp. (ICE LIBOR plus 450 bps), 6.742%, 8-27-25 | 55,170 | 55,607 |
| Life Sciences Tools & Services – 0.0% | | |
| Avantor, Inc. (ICE LIBOR plus 400 bps), 6.242%, 11-22-24 | 1,461 | 1,478 |
| Pharmaceuticals – 0.1% | | |
| Concordia International Corp. (ICE LIBOR plus 550 bps), 7.620%, 9-6-24 | 7,195 | 7,021 |
| Total Health Care – 2.7% | | 154,598 |

| LOANS (M) (Continued) | Principal | Value |
|---|---|---|
| Industrials | | |
| Building Products – 0.4% | | |
| Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 10.242%, 3-27-22 | $23,667 | $ 21,656 |
| Construction & Engineering – 1.2% | | |
| McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.242%, 5-10-25 | 48,199 | 48,851 |
| Tensar International Corp. (ICE LIBOR plus 850 bps), 10.886%, 7-10-22 (D) | 18,232 | 16,774 |
| | | 65,625 |
| Diversified Support Services – 0.3% | | |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 375 bps), 5.992%, 8-25-24 | 9,288 | 9,369 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps), 9.992%, 8-25-25 | 7,819 | 7,819 |
| | | 17,188 |
| Industrial Conglomerates – 0.7% | | |
| PAE Holding Corp. (ICE LIBOR plus 550 bps), 7.886%, 10-20-22 | 34,907 | 34,951 |
| PAE Holding Corp. (ICE LIBOR plus 950 bps), 11.886%, 10-20-23 | 6,112 | 6,112 |
| | | 41,063 |
| Industrial Machinery – 1.4% | | |
| Dynacast International LLC (ICE LIBOR plus 850 bps), 10.886%, 1-30-23 (D) | 81,082 | 79,866 |
| Total Industrials – 4.0% | | 225,398 |
| Information Technology | | |
| Application Software – 0.2% | | |
| Applied Systems, Inc. (ICE LIBOR plus 700 bps), 9.386%, 9-19-25 | 12,484 | 12,679 |
| Data Processing & Outsourced Services – 0.6% | | |
| Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), 9.360%, 5-1-25 | 14,224 | 14,212 |
| Great Dane Merger Sub, Inc. (ICE LIBOR plus 375 bps), 5.992%, 5-21-25 (D) | 19,300 | 19,324 |
| | | 33,536 |
| Internet Software & Services – 0.3% | | |
| TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 775 bps), 9.992%, 11-12-21 (D) | 15,807 | 15,767 |
| Total Information Technology – 1.1% | | 61,982 |

SEPTEMBER 30, 2018 (UNAUDITED)
IVY HIGH INCOME FUND *(in thousands)*

| LOANS (M) (Continued) | Principal | Value |
|---|---|---|
| Materials | | |
| Construction Materials – 0.5% | | |
| Hillman Group, Inc. (The), 0.000%, 5-31-25 (N) | $26,273 | $ 25,964 |
| Paper Packaging – 0.3% | | |
| Ranpak (Rack Merger) (ICE LIBOR plus 725 bps), 9.408%, 10-1-22 (D) | 16,912 | 16,912 |
| Total Materials – 0.8% | | 42,876 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 0.9% | | |
| West Corp. (3-Month ICE LIBOR plus 400 bps), 6.242%, 10-10-24 | 50,991 | 50,805 |
| Total Telecommunication Services – 0.9% | | 50,805 |
| TOTAL LOANS – 22.2% | | $1,249,896 |
| (Cost: $1,267,868) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (P) – 2.9% | | |
| Clorox Co. (The): | | |
| 2.223%, 10-4-18 | 6,000 | 5,997 |
| 2.740%, 10-15-18 | 7,200 | 7,192 |
| Comcast Corp.: | | |
| 2.760%, 10-16-18 | 5,000 | 4,994 |
| 2.740%, 10-17-18 | 7,000 | 6,991 |
| E.I. du Pont de Nemours and Co., 2.850%, 10-11-18 | 5,000 | 4,996 |
| Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 2.720%, 10-18-18 | $ 5,000 | $ 4,993 |
| International Paper Co.: | | |
| 2.292%, 10-2-18 | 5,000 | 4,999 |
| 2.302%, 10-3-18 | 4,000 | 3,998 |
| J.M. Smucker Co. (The), 2.400%, 10-1-18 | 4,688 | 4,687 |
| NBCUniversal Enterprise, Inc., 2.184%, 10-4-18 | 6,000 | 5,998 |
| Northern Illinois Gas Co., 2.401%, 10-3-18 | 10,000 | 9,997 |
| Walgreens Boots Alliance, Inc.: | | |
| 2.302%, 10-2-18 | 5,000 | 4,999 |
| 2.304%, 10-4-18 | 15,000 | 14,994 |
| 2.920%, 10-10-18 | 10,000 | 9,992 |
| 2.880%, 10-11-18 | 3,000 | 2,997 |
| 2.850%, 10-12-18 | 8,000 | 7,992 |
| Wisconsin Electric Power Co.: | | |
| 2.223%, 10-2-18 | 12,000 | 11,997 |
| 2.252%, 10-3-18 | 32,000 | 31,989 |
| 2.250%, 10-4-18 | 10,000 | 9,996 |
| | | 159,798 |
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (Q) | 119 | 119 |
| Money Market Funds – 0.4% | | |
| Dreyfus Institutional Preferred Government Money Market Fund –Institutional Shares, 2.140%, (R)(S) | 22,763 | 22,763 |
| Municipal Obligations – 0.2% | | |
| SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.), 2.330%, 10-17-18 | $5,000 | $ 5,000 |
| Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 2.240%, 10-7-18 (Q) | 4,325 | 4,325 |
| | | 9,325 |
| United States Government Agency Obligations – 0.0% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.200%, 10-7-18 (Q) | 450 | 450 |
| TOTAL SHORT-TERM SECURITIES – 3.5% | | $ 192,455 |
| (Cost: $192,489) | | |
| TOTAL INVESTMENT SECURITIES – 100.8% | | $5,644,052 |
| (Cost: $5,742,097) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS (T) – (0.8)% | | (42,279) |
| NET ASSETS – 100.0% | | $ 5,601,773 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Securities whose value was determined using significant unobservable inputs.

(E)All or a portion of securities with an aggregate value of $36,865 are on loan.

(F)Restricted securities. At September 30, 2018, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| BIS Industries Ltd. | 12-22-17 | 19,683 | $ 1,852 | $ 1,338 |
| J.G. Wentworth Co. (The) | 1-25-18 | 4,485 | 39,515 | 43,731 |
| Larchmont Resources LLC | 12-8-16 | 18 | 6,189 | 5,043 |
| Maritime Finance Co. Ltd. | 9-19-13 | 1,750 | 30,172 | 17,145 |
| New Cotai Participation Corp., Class B | 4-12-13 | —* | 803 | 1,047 |
| Sabine Oil & Gas Corp. | 12-7-16 | 5 | 233 | 338 |
| New Cotai Participation Corp., Class A Preferred | 8-17-18 | 25 | 7 | 7 |
| Pinnacle Agriculture Enterprises LLC | 3-10-17 | 49,044 | 22,291 | 27,367 |
| Targa Resources Corp., 9.500% | 10-24-17 | 47 | 52,454 | 50,984 |
| Sabine Oil & Gas Corp., expires 12-29-29 | 12-7-16 | 20 | 145 | 150 |
| | | | $153,661 | $147,150 |

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

The total value of these securities represented 2.6% of net assets at September 30, 2018.

(G)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $3,247,377 or 58.0 % of net assets.

(I)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(J)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(K)Zero coupon bond.

(L)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(M)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(P)Rate shown is the yield to maturity at September 30, 2018.

(Q)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(R)Investment made with cash collateral received from securities on loan.

(S)Rate shown is the annualized 7-day yield at September 30, 2018.

(T)Cash of $160 has been pledged as collateral on OTC forward foreign currency contracts.

The following forward foreign currency contracts were outstanding at September 30, 2018:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Euro | 10,129 | U.S. Dollar | 11,842 | 10-5-18 | Morgan Stanley International | $79 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 89,235 | $ — | $ 13,284 |
| Consumer Staples | — | — | —* |
| Energy | 6,676 | 5,381 | — |
| Financials | — | — | 60,876 |
| Health Care | 7,071 | — | — |
| Industrials | — | — | 1,338 |
| Total Common Stocks | $102,982 | $ 5,381 | $ 75,498 |
| Preferred Stocks | — | 50,984 | 27,374 |
| Warrants | — | 150 | 113 |
| Corporate Debt Securities | — | 3,939,219 | —* |
| Loans | — | 912,619 | 337,277 |
| Short-Term Securities | 22,763 | 169,692 | — |
| Total | $125,745 | $5,078,045 | $440,262 |
| Forward Foreign Currency Contracts | $ — | $ 79 | $ — |

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

During the period ended September 30, 2018, securities totaling $5,374 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Preferred Stocks | Warrants | Corporate Debt | Loans |
|---|---|---|---|---|---|
| Beginning Balance 4-1-18 | $73,298 | $44,140 | $ —* | $ —* | $263,028 |
| Net realized gain (loss) | — | — | — | — | 456 |
| Net change in unrealized appreciation (depreciation) | 2,200 | (16,773) | (1) | — | (10,640) |
| Purchases | — | — | — | — | 123,148 |
| Sales | — | — | — | — | (60,654) |
| Amortization/Accretion of premium/discount | — | — | — | — | 258 |
| Transfers into Level 3 during the period | — | — | 114 | — | 46,266 |
| Transfers out of Level 3 during the period | — | — | — | — | (24,585) |
| Ending Balance 9-30-18 | $75,498 | $27,374 | $113 | $ —* | $ 337,277 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-18 | $ 2,200 | $(16,773) | $ (1) | $ — | $ (2,128) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

| | Fair Value at 9-30-18 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| Assets | | | | |
| Common Stocks | $ 12,237 | Market comparable approach | Adjusted EBITDA multiple | 9.19x |
| | 1,047 | Market comparable approach | Adjusted revenue multiple | 10.34x |
| | | | Illiquidity discount | 10% |
| | —* | Market comparable approach | No market color | N/A |
| | 43,731 | Market comparable approach | Broker quotes | N/A |
| | 17,145 | Market comparable approach | Company financials | N/A |
| | 1,338 | Market comparable approach | Adjusted EBITDA multiple | 5.36x |
| Preferred Stocks | 27,367 | Market comparable approach | Adjusted EBITDA multiple | 11.10x |
| | | | Illiquidity discount | 10% |
| | 7 | Cost approach | Cost of position | 0 |
| Warrants | 113 | Market comparable approach | No market color | N/A |
| Corporate Debt | —* | Cost approach | Cost of position | 0 |
| Loans | 337,277 | Third-party vendor pricing service | Broker quotes | N/A |

Significant increases (decreases) in the adjusted revenue multiple and adjusted EBITDA multiple inputs could result in higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input could result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 97.6% |
| Financials | 16.2% |
| Industrials | 14.0% |
| Consumer Staples | 13.1% |
| Information Technology | 12.8% |
| Energy | 11.7% |
| Consumer Discretionary | 8.9% |
| Health Care | 7.7% |
| Telecommunication Services | 6.4% |
| Materials | 6.3% |
| Real Estate | 0.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.4% |

## Country Weightings

| | |
|---|---|
| Europe | 59.7% |
| United Kingdom | 15.2% |
| France | 13.5% |
| Switzerland | 9.3% |
| Germany | 8.4% |
| Other Europe | 13.3% |
| Pacific Basin | 32.4% |
| Japan | 15.6% |
| China | 8.1% |
| Other Pacific Basin | 8.7% |
| North America | 4.7% |
| Canada | 3.7% |
| Other North America | 1.0% |
| South America | 0.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.4% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Total S.A. | France | Energy | Integrated Oil & Gas |
| Orange S.A. | France | Telecommunication Services | Integrated Telecommunication Services |
| SAP AG | Germany | Information Technology | Application Software |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| Roche Holdings AG, Genusscheine | Switzerland | Health Care | Pharmaceuticals |
| Subaru Corp. | Japan | Consumer Discretionary | Automobile Manufacturers |
| Airbus SE | France | Industrials | Aerospace & Defense |
| Isuzu Motors Ltd. | Japan | Consumer Discretionary | Automobile Manufacturers |
| Danone S.A. | France | Consumer Staples | Packaged Foods & Meats |
| Bayer AG | Germany | Health Care | Pharmaceuticals |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Australia | | |
| Energy – 0.5% | | |
| Oil Search Ltd. | 5,172 | $ 33,758 |
| Materials – 2.3% | | |
| BHP Billiton plc | 2,178 | 47,444 |
| BHP Billiton plc ADR | 779 | 34,258 |
| Newcrest Mining Ltd. | 5,228 | 73,352 |
| | | 155,054 |
| Total Australia – 2.8% | | 188,812 |
| Brazil | | |
| Information Technology – 0.8% | | |
| MercadoLibre, Inc. | 168 | 57,323 |
| Total Brazil – 0.8% | | 57,323 |
| Canada | | |
| Energy – 3.7% | | |
| Canadian Natural Resources Ltd. | 2,859 | 93,385 |
| Seven Generations Energy Ltd., Class A (A) | 6,262 | 74,655 |
| Suncor Energy, Inc. | 2,294 | 88,760 |
| | | 256,800 |
| Total Canada – 3.7% | | 256,800 |
| China | | |
| Consumer Discretionary – 1.2% | | |
| Huayu Automotive Systems Co. Ltd., A Shares | 25,219 | 82,519 |
| Consumer Staples – 1.4% | | |
| Wuliangye Yibin Co. Ltd., A Shares | 9,792 | 96,764 |
| Financials – 1.3% | | |
| China Construction Bank Corp. | 101,863 | 89,003 |
| Industrials – 0.7% | | |
| Han's Laser Technology Industry Group Co. Ltd., A Shares | 8,203 | 50,547 |
| Information Technology – 2.4% | | |
| Alibaba Group Holding Ltd. ADR (A) | 473 | 77,849 |
| Baidu.com, Inc. ADR (A) | 392 | 89,644 |
| | | 167,493 |
| Telecommunication Services – 1.2% | | |
| China Unicom Ltd. | 67,200 | 79,146 |
| Total China – 8.2% | | 565,472 |
| Denmark | | |
| Industrials – 1.1% | | |
| A.P. Moller - Maersk A/S | 55 | 77,166 |
| Total Denmark – 1.1% | | 77,166 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| France | | |
| Consumer Staples – 1.8% | | |
| Danone S.A. | 1,610 | $ 124,689 |
| Energy – 2.5% | | |
| Total S.A. (B) | 2,724 | 176,580 |
| Financials – 2.5% | | |
| Axa S.A. | 3,358 | 90,271 |
| Societe Generale S.A. | 1,900 | 81,538 |
| | | 171,809 |
| Industrials – 3.2% | | |
| Airbus SE | 1,075 | 135,048 |
| Schneider Electric S.A. | 1,146 | 92,230 |
| | | 227,278 |
| Information Technology – 1.0% | | |
| Criteo S.A. ADR (A) | 2,923 | 67,052 |
| Telecommunication Services – 2.4% | | |
| Orange S.A. | 10,427 | 166,272 |
| Total France – 13.4% | | 933,680 |
| Germany | | |
| Consumer Discretionary – 1.3% | | |
| adidas AG | 353 | 86,490 |
| Health Care – 4.5% | | |
| Bayer AG | 1,398 | 124,200 |
| Fresenius Medical Care AG & Co. KGaA | 1,024 | 105,330 |
| Fresenius SE & Co. KGaA | 1,073 | 78,755 |
| | | 308,285 |
| Information Technology – 2.2% | | |
| SAP AG | 1,237 | 152,220 |
| Real Estate – 0.5% | | |
| Deutsche Wohnen AG | 778 | 37,322 |
| Total Germany – 8.5% | | 584,317 |
| Hong Kong | | |
| Financials – 2.4% | | |
| AIA Group Ltd. | 10,818 | 96,598 |
| Hong Kong Exchanges and Clearing Ltd. | 2,522 | 72,153 |
| | | 168,751 |
| Total Hong Kong – 2.4% | | 168,751 |
| India | | |
| Financials – 1.0% | | |
| Axis Bank Ltd. | 8,618 | 72,910 |
| Total India – 1.0% | | 72,910 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Ireland | | |
| Materials – 1.4% | | |
| CRH plc | 3,048 | $ 99,808 |
| Total Ireland – 1.4% | | 99,808 |
| Italy | | |
| Financials – 0.9% | | |
| UniCredit S.p.A. | 4,312 | 64,900 |
| Total Italy – 0.9% | | 64,900 |
| Japan | | |
| Consumer Discretionary – 3.9% | | |
| Isuzu Motors Ltd. | 8,529 | 134,443 |
| Subaru Corp. | 4,550 | 139,350 |
| | | 273,793 |
| Consumer Staples – 1.0% | | |
| Calbee, Inc. | 2,188 | 72,018 |
| Energy – 1.3% | | |
| Inpex Corp. | 7,239 | 90,282 |
| Financials – 2.9% | | |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group | 15,924 | 99,382 |
| Tokio Marine Holdings, Inc. | 2,060 | 102,202 |
| | | 201,584 |
| Industrials – 2.6% | | |
| Komatsu Ltd. | 2,959 | 90,017 |
| SMC Corp. | 284 | 91,002 |
| | | 181,019 |
| Information Technology – 2.0% | | |
| Tokyo Electron Ltd. | 535 | 73,530 |
| Yahoo Japan Corp. | 19,051 | 68,577 |
| | | 142,107 |
| Telecommunication Services – 1.7% | | |
| Nippon Telegraph and Telephone Corp. | 2,618 | 118,250 |
| Total Japan – 15.4% | | 1,079,053 |
| Luxembourg | | |
| Energy – 1.3% | | |
| Tenaris S.A. | 2,888 | 48,381 |
| Tenaris S.A. ADR | 1,300 | 43,569 |
| | | 91,950 |
| Materials – 1.6% | | |
| ArcelorMittal | 3,549 | 110,419 |
| Total Luxembourg – 2.9% | | 202,369 |
| Netherlands | | |
| Consumer Staples – 1.3% | | |
| Koninklijke Ahold Delhaize N.V. | 3,996 | 91,639 |

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Energy – 1.8% | | |
| Royal Dutch Petroleum Co., New York Shares | 511 | $ 34,796 |
| Royal Dutch Shell plc, Class A | 2,597 | 89,189 |
| | | 123,985 |
| Total Netherlands – 3.1% | | 215,624 |
| Norway | | |
| Financials – 1.2% | | |
| DNB ASA | 3,843 | 80,869 |
| Total Norway – 1.2% | | 80,869 |
| South Korea | | |
| Information Technology – 1.4% | | |
| Samsung Electronics Co. Ltd. | 2,296 | 96,149 |
| Total South Korea – 1.4% | | 96,149 |
| Spain | | |
| Industrials – 1.2% | | |
| ACS Actividades de Construccion y Servicios S.A. | 1,876 | 79,872 |
| Total Spain – 1.2% | | 79,872 |
| Sweden | | |
| Financials – 1.5% | | |
| Swedbank AB | 4,080 | 101,142 |
| Total Sweden – 1.5% | | 101,142 |
| Switzerland | | |
| Consumer Staples – 2.1% | | |
| Nestle S.A., Registered Shares | 1,728 | 144,088 |
| Financials – 1.3% | | |
| UBS Group AG | 5,564 | 87,882 |
| Health Care – 3.2% | | |
| Novartis AG ADR | 426 | 36,699 |
| Novartis AG, Registered Shares | 498 | 42,799 |
| Roche Holdings AG, Genusscheine | 592 | 143,488 |
| | | 222,986 |
| Industrials – 2.8% | | |
| Adecco S.A. | 1,465 | 76,951 |
| Ferguson plc | 1,364 | 115,825 |
| | | 192,776 |
| Total Switzerland – 9.4% | | 647,732 |
| Taiwan | | |
| Information Technology – 1.1% | | |
| MediaTek, Inc. | 9,200 | 74,275 |
| Total Taiwan – 1.1% | | 74,275 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| United Kingdom | | |
| Consumer Discretionary – 2.5% | | |
| Compass Group plc | 3,472 | $ 77,198 |
| Whitbread plc | 1,605 | 98,665 |
| | | 175,863 |
| Consumer Staples – 5.5% | | |
| British American Tobacco plc | 2,145 | 100,215 |
| Imperial Tobacco Group plc | 2,417 | 84,143 |
| Reckitt Benckiser Group plc | 1,028 | 94,017 |
| Unilever plc | 1,841 | 101,150 |
| | | 379,525 |
| Energy – 0.6% | | |
| FMC Technologies, Inc. | 1,328 | 41,504 |
| Financials – 1.2% | | |
| Standard Chartered plc | 10,334 | 85,740 |
| Industrials – 2.4% | | |
| Babcock International Group plc | 7,674 | 72,315 |
| BAE Systems plc | 10,726 | 88,047 |
| | | 160,362 |
| Information Technology – 0.9% | | |
| Amdocs Ltd. | 942 | 62,130 |
| Materials – 1.0% | | |
| Rio Tinto plc | 1,248 | 63,094 |
| Rio Tinto plc ADR | 207 | 10,562 |
| | | 73,656 |
| Telecommunication Services – 1.1% | | |
| BT Group plc | 26,605 | 78,129 |
| Total United Kingdom – 15.2% | | 1,056,909 |
| United States | | |
| Information Technology – 1.0% | | |
| Cognizant Technology Solutions Corp., Class A | 918 | 70,824 |
| Total United States – 1.0% | | 70,824 |
| TOTAL COMMON STOCKS – 97.6% | | $ 6,774,757 |
| (Cost: $6,467,116) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 0.5% | | |
| Comcast Corp.: | | |
| 2.401%, 10-2-18 | $ 3,000 | 2,999 |
| 2.352%, 10-9-18 | 1,144 | 1,143 |
| 2.760%, 10-16-18 | 8,244 | 8,234 |
| Diageo Capital plc (GTD by Diageo plc) 2.870%, 10-11-18 | 3,003 | 3,001 |
| E.I. du Pont de Nemours and Co. 2.244%, 10-9-18 | 1,667 | 1,666 |
| Commercial Paper (C) (Continued) | | |
| Kroger Co. (The) 2.350%, 10-1-18 | $ 3,750 | $ 3,749 |
| McCormick & Co., Inc. 2.251%, 10-2-18 | 5,000 | 4,999 |
| Northern Illinois Gas Co. 2.200%, 10-12-18 | 3,000 | 2,997 |
| Wisconsin Gas LLC 2.170%, 10-2-18 | 4,000 | 3,999 |
| | | 32,787 |
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.470%, 10-5-18 (D) | 1,294 | 1,294 |
| Money Market Funds – 0.1% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (E)(F) | 6,869 | 6,869 |
| Municipal Obligations – 0.1% | | |
| University of California (1-Month U.S. LIBOR plus 8 bps) 2.100%, 10-7-18 (D) | 8,000 | 8,000 |
| United States Government Agency Obligations – 0.0% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 2.220%, 10-7-18 (D) | 1,000 | 1,000 |
| TOTAL SHORT-TERM SECURITIES – 0.7% | | $ 49,950 |
| (Cost: $49,956) | | |
| TOTAL INVESTMENT SECURITIES – 98.3% | | $ 6,824,707 |
| (Cost: $6,517,072) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7% | | 114,762 |
| NET ASSETS – 100.0% | | $ 6,939,469 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $6,541 are on loan.

(C) Rate shown is the yield to maturity at September 30, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Rate shown is the annualized 7-day yield at September 30, 2018.

(F) Investment made with cash collateral received from securities on loan.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

The following total return swap agreements were outstanding at September 30, 2018:

| Underlying Security | Counterparty | Maturity Date | Notional Amount (A) | Financing Fee[1][2] | Value | Upfront Payments/ (Receipts) | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| TechnipFMC plc | Goldman Sachs International | 09/28/2020 | EUR 13,945 | 1-Month EURIBOR less 30 bps | $(65) | $ — | $(65) |

(1) The Fund pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $6,774,757 | $ — | $ — |
| Short-Term Securities | 6,869 | 43,081 | — |
| Total | $6,781,626 | $43,081 | $ — |
| | | | |
| **Liabilities** | | | |
| Total Return Swaps | $ — | $ 65 | $ — |

During the period ended September 30, 2018, securities totaling $5,307,297 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

### Market Sector Diversification

| (as a % of net assets) | |
|---|---|
| Financials | 16.2% |
| Industrials | 14.0% |
| Consumer Staples | 13.1% |
| Information Technology | 12.8% |
| Energy | 11.7% |
| Consumer Discretionary | 8.9% |
| Health Care | 7.7% |
| Telecommunication Services | 6.4% |
| Materials | 6.3% |
| Real Estate | 0.5% |
| Other+ | 2.4% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.1% |
| Information Technology | 44.8% |
| Consumer Discretionary | 18.8% |
| Health Care | 12.8% |
| Industrials | 11.5% |
| Financials | 6.4% |
| Consumer Staples | 2.6% |
| Real Estate | 1.2% |
| Energy | 1.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.9% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Microsoft Corp. | Information Technology | Systems Software |
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| Amazon.com, Inc. | Consumer Discretionary | Internet & Direct Marketing Retail |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| CME Group, Inc. | Financials | Financial Exchanges & Data |
| salesforce.com, Inc. | Information Technology | Application Software |
| V.F. Corp. | Consumer Discretionary | Apparel, Accessories & Luxury Goods |
| Home Depot, Inc. (The) | Consumer Discretionary | Home Improvement Retail |
| NIKE, Inc., Class B | Consumer Discretionary | Footwear |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# SCHEDULE OF INVESTMENTS

## IVY LARGE CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---:|---:|
| **Consumer Discretionary** | | |
| Apparel, Accessories & Luxury Goods – 3.1% | | |
| V.F. Corp. | 1,346 | $ 125,812 |
| Automobile Manufacturers – 0.4% | | |
| Ferrari N.V. | 119 | 16,347 |
| Cable & Satellite – 0.6% | | |
| Comcast Corp., Class A | 678 | 24,019 |
| Footwear – 3.0% | | |
| NIKE, Inc., Class B | 1,429 | 121,082 |
| Home Improvement Retail – 3.1% | | |
| Home Depot, Inc. (The) | 591 | 122,405 |
| Internet & Direct Marketing Retail – 7.4% | | |
| Amazon.com, Inc. (A) | 121 | 242,615 |
| Booking Holdings, Inc. (A) | 26 | 52,179 |
| | | 294,794 |
| Specialty Stores – 1.2% | | |
| Ulta Beauty, Inc. (A) | 165 | 46,634 |
| **Total Consumer Discretionary – 18.8%** | | **751,093** |
| **Consumer Staples** | | |
| Soft Drinks – 1.9% | | |
| Monster Beverage Corp. (A) | 1,267 | 73,835 |
| Tobacco – 0.7% | | |
| Philip Morris International, Inc. | 352 | 28,669 |
| **Total Consumer Staples – 2.6%** | | **102,504** |
| **Energy** | | |
| Oil & Gas Equipment & Services – 1.0% | | |
| Halliburton Co. | 1,033 | 41,855 |
| **Total Energy – 1.0%** | | **41,855** |
| **Financials** | | |
| Financial Exchanges & Data – 5.2% | | |
| CME Group, Inc. | 918 | 156,167 |
| S&P Global, Inc. | 258 | 50,391 |
| | | 206,558 |
| Investment Banking & Brokerage – 1.2% | | |
| Charles Schwab Corp. (The) | 984 | 48,369 |
| **Total Financials – 6.4%** | | **254,927** |
| **Health Care** | | |
| Health Care Equipment – 5.1% | | |
| Abiomed, Inc. (A) | 81 | 36,205 |
| Danaher Corp. | 735 | 79,843 |
| Intuitive Surgical, Inc. (A) | 157 | 90,118 |
| | | 206,166 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| Managed Health Care – 2.8% | | |
| UnitedHealth Group, Inc. | 416 | $ 110,620 |
| Pharmaceuticals – 4.9% | | |
| Elanco Animal Health, Inc. (A) | 116 | 4,041 |
| Pfizer, Inc. | 1,922 | 84,707 |
| Zoetis, Inc. | 1,155 | 105,715 |
| | | 194,463 |
| **Total Health Care – 12.8%** | | **511,249** |
| **Industrials** | | |
| Aerospace & Defense – 2.6% | | |
| Lockheed Martin Corp. | 120 | 41,619 |
| Northrop Grumman Corp. | 190 | 60,395 |
| | | 102,014 |
| Construction Machinery & Heavy Trucks – 1.9% | | |
| Caterpillar, Inc. | 493 | 75,193 |
| Industrial Machinery – 2.1% | | |
| Stanley Black & Decker, Inc. | 587 | 85,946 |
| Railroads – 1.1% | | |
| Union Pacific Corp. | 265 | 43,166 |
| Research & Consulting Services – 2.5% | | |
| Verisk Analytics, Inc., Class A (A) | 830 | 100,008 |
| Trucking – 1.3% | | |
| J.B. Hunt Transport Services, Inc. | 438 | 52,060 |
| **Total Industrials – 11.5%** | | **458,387** |
| **Information Technology** | | |
| Application Software – 9.6% | | |
| Adobe Systems, Inc. (A) | 444 | 119,885 |
| Intuit, Inc. | 327 | 74,269 |
| NVIDIA Corp. | 120 | 33,694 |
| salesforce.com, Inc. (A) | 968 | 153,941 |
| | | 381,789 |
| Data Processing & Outsourced Services – 12.6% | | |
| FleetCor Technologies, Inc. (A) | 151 | 34,495 |
| MasterCard, Inc., Class A | 816 | 181,739 |
| PayPal, Inc. (A) | 1,200 | 105,434 |
| Visa, Inc., Class A | 1,208 | 181,234 |
| | | 502,902 |
| Home Entertainment Software – 2.2% | | |
| Electronic Arts, Inc. (A) | 717 | 86,391 |
| Internet Software & Services – 6.0% | | |
| Alphabet, Inc., Class A (A) | 90 | 108,154 |
| Alphabet, Inc., Class C (A) | 61 | 73,266 |
| Facebook, Inc., Class A (A) | 364 | 59,831 |
| | | 241,251 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---:|---:|
| Semiconductors – 0.7% | | |
| Microchip Technology, Inc. | 348 | $ 27,479 |
| Systems Software – 7.3% | | |
| Microsoft Corp. | 2,535 | 289,871 |
| Technology Hardware, Storage & Peripherals – 6.4% | | |
| Apple, Inc. | 1,142 | 257,849 |
| **Total Information Technology – 44.8%** | | **1,787,532** |
| **Real Estate** | | |
| Specialized REITs – 1.2% | | |
| American Tower Corp., Class A | 321 | 46,598 |
| **Total Real Estate – 1.2%** | | **46,598** |
| **TOTAL COMMON STOCKS – 99.1%** | | **$ 3,954,145** |
| (Cost: $2,223,684) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---:|---:|
| Commercial Paper (B) – 0.6% | | |
| Diageo Capital plc (GTD by Diageo plc), 2.870%, 10-11-18 | $ 4,000 | 3,997 |
| International Paper Co., 2.880%, 10-11-18 | 7,900 | 7,893 |
| J.M. Smucker Co. (The), 2.400%, 10-1-18 | 4,170 | 4,169 |
| Northern Illinois Gas Co., 2.200%, 10-12-18 | 5,000 | 4,995 |
| Wisconsin Electric Power Co., 2.252%, 10-3-18 | 3,000 | 2,999 |
| | | 24,053 |
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (C) | 1,018 | 1,018 |
| United States Government Agency Obligations – 0.4% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.220%, 10-7-18 (C) | 15,000 | 15,000 |
| | | 15,000 |
| **TOTAL SHORT-TERM SECURITIES – 1.0%** | | **$ 40,071** |
| (Cost: $40,076) | | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | | **$ 3,994,216** |
| (Cost: $2,263,760) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)% | | (4,894) |
| **NET ASSETS – 100.0%** | | **$3,989,322** |

SCHEDULE OF INVESTMENTS IVY LARGE CAP GROWTH FUND *(in thousands)*

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at September 30, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $3,954,145 | $ — | $ — |
| Short-Term Securities | — | 40,071 | — |
| Total | $3,954,145 | $40,071 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 85.0% |
|   Corporate Debt Securities | 43.4% |
|   United States Government and Government Agency Obligations | 38.4% |
|   Municipal Bonds - Taxable | 2.4% |
|   Asset-Backed Securities | 0.6% |
|   Mortgage-Backed Securities | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 15.0% |

## Quality Weightings

| | |
|---|---|
| **Investment Grade** | **80.3%** |
|   AAA | 3.3% |
|   AA | 33.6% |
|   A | 18.7% |
|   BBB | 24.7% |
| **Non-Investment Grade** | **4.7%** |
|   BB | 1.9% |
|   B | 1.1% |
|   Non-rated | 1.7% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 15.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND (in thousands)

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28 | $2,766 | $ 2,633 |
| SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-9-21 (A) | 5,500 | 5,408 |
| TOTAL ASSET-BACKED SECURITIES – 0.6% | | $ 8,041 |
| (Cost: $8,278) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Consumer Discretionary | | |
| Auto Parts & Equipment – 0.3% | | |
| Lear Corp., 5.375%, 3-15-24 | 3,175 | 3,264 |
| General Merchandise Stores – 0.8% | | |
| Dollar General Corp., 3.250%, 4-15-23 | 2,137 | 2,086 |
| Family Dollar Stores, Inc., 5.000%, 2-1-21 | 8,509 | 8,732 |
| | | 10,818 |
| Total Consumer Discretionary – 1.1% | | 14,082 |
| Consumer Staples | | |
| Brewers – 0.4% | | |
| Molson Coors Brewing Co.: | | |
| 1.900%, 3-15-19 | 2,070 | 2,062 |
| 2.250%, 3-15-20 | 2,750 | 2,709 |
| | | 4,771 |
| Distillers & Vintners – 0.5% | | |
| Constellation Brands, Inc., 2.250%, 11-6-20 | 7,000 | 6,840 |
| Packaged Foods & Meats – 0.4% | | |
| Smithfield Foods, Inc., 2.700%, 1-31-20 (A) | 5,000 | 4,923 |
| Soft Drinks – 0.1% | | |
| PepsiCo, Inc., 3.100%, 7-17-22 | 2,082 | 2,072 |
| Total Consumer Staples – 1.4% | | 18,606 |
| Energy | | |
| Oil & Gas Equipment & Services – 1.0% | | |
| Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.): | | |
| 6.500%, 1-31-19 | 8,250 | 8,348 |
| 2.800%, 2-15-21 | 4,500 | 4,442 |
| | | 12,790 |
| Oil & Gas Exploration & Production – 1.1% | | |
| Aker BP ASA, 6.000%, 7-1-22 (A) | 2,360 | 2,434 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Oil & Gas Exploration & Production (Continued) | | |
| EQT Corp., 8.125%, 6-1-19 | $11,520 | $ 11,894 |
| | | 14,328 |
| Oil & Gas Storage & Transportation – 2.5% | | |
| Enbridge, Inc., 2.900%, 7-15-22 | 2,913 | 2,825 |
| EQT Midstream Partners L.P., 4.750%, 7-15-23 | 3,500 | 3,548 |
| Kinder Morgan Energy Partners L.P.: | | |
| 3.500%, 3-1-21 | 6,000 | 6,017 |
| 3.450%, 2-15-23 | 6,590 | 6,460 |
| Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23 | 8,200 | 8,074 |
| Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21 | 5,700 | 5,798 |
| | | 32,722 |
| Total Energy – 4.6% | | 59,840 |
| Financials | | |
| Asset Management & Custody Banks – 0.6% | | |
| Ares Capital Corp., 3.875%, 1-15-20 | 7,280 | 7,309 |
| Consumer Finance – 5.4% | | |
| Ally Financial, Inc.: | | |
| 3.250%, 11-5-18 | 4,498 | 4,496 |
| 4.125%, 3-30-20 | 10,896 | 10,937 |
| American Honda Finance Corp., 7.625%, 10-1-18 (A) | 5,000 | 5,000 |
| Discover Financial Services, 3.950%, 11-6-24 | 3,150 | 3,079 |
| Ford Motor Credit Co. LLC: | | |
| 2.551%, 10-5-18 | 8,500 | 8,500 |
| 2.681%, 1-9-20 | 3,700 | 3,661 |
| 3.470%, 4-5-21 | 1,000 | 988 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.): | | |
| 2.400%, 5-9-19 | 5,115 | 5,101 |
| 3.500%, 7-10-19 | 4,500 | 4,519 |
| 3.200%, 7-6-21 | 5,000 | 4,940 |
| Hyundai Capital America, 2.550%, 4-3-20 (A) | 3,600 | 3,540 |
| Synchrony Financial, 2.600%, 1-15-19 | 15,770 | 15,757 |
| | | 70,518 |
| Diversified Banks – 6.3% | | |
| ABN AMRO Bank N.V., 2.100%, 1-18-19 (A) | 8,000 | 7,985 |
| Bank of America Corp.: | | |
| 3.499%, 5-17-22 | 3,500 | 3,498 |
| 4.100%, 7-24-23 | 2,850 | 2,901 |
| Bank of New York Mellon Corp. (The), 2.300%, 9-11-19 | 12,750 | 12,688 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Diversified Banks (Continued) | | |
| BB&T Corp., 2.050%, 5-10-21 | $5,000 | $ 4,843 |
| Branch Banking and Trust Co., 1.450%, 5-10-19 | 10,875 | 10,800 |
| Cooperatieve Rabobank U.A., 3.875%, 9-26-23 (A) | 5,000 | 4,985 |
| KeyBank N.A., 2.300%, 9-14-22 | 4,000 | 3,822 |
| Mitsubishi UFJ Financial Group, Inc.: | | |
| 3.535%, 7-26-21 | 3,250 | 3,255 |
| 2.998%, 2-22-22 | 2,000 | 1,957 |
| Mizuho Financial Group, Inc., 2.273%, 9-13-21 | 4,400 | 4,235 |
| Nordea Bank AB (3-Month U.S. LIBOR plus 94 bps), 3.250%, 8-30-23 (A)(B) | 7,000 | 7,024 |
| Northern Trust Corp., 2.375%, 8-2-22 | 7,525 | 7,252 |
| U.S. Bancorp, 5.125%, 1-15-67 | 6,600 | 6,789 |
| | | 82,034 |
| Investment Banking & Brokerage – 2.4% | | |
| Daiwa Securities Group, Inc., 3.129%, 4-19-22 (A) | 5,000 | 4,874 |
| Goldman Sachs Group, Inc. (The): | | |
| 2.600%, 12-27-20 | 5,000 | 4,920 |
| 2.350%, 11-15-21 | 5,000 | 4,813 |
| 3.000%, 4-26-22 | 3,250 | 3,185 |
| Morgan Stanley: | | |
| 5.750%, 1-25-21 | 6,000 | 6,304 |
| 4.875%, 11-1-22 | 5,250 | 5,438 |
| Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.413%, 5-31-23 (B) | 1,700 | 1,700 |
| | | 31,234 |
| Life & Health Insurance – 2.5% | | |
| Athene Global Funding: | | |
| 2.875%, 10-23-18 (A) | 15,450 | 15,453 |
| 2.750%, 4-20-20 (A) | 1,585 | 1,565 |
| New York Life Global Funding, 1.550%, 11-2-18 (A) | 6,500 | 6,495 |
| Principal Life Global Funding II, 2.625%, 11-19-20 (A) | 9,500 | 9,369 |
| | | 32,882 |
| Other Diversified Financial Services – 2.9% | | |
| Citigroup, Inc.: | | |
| 2.650%, 10-26-20 | 9,000 | 8,880 |
| 2.700%, 3-30-21 | 4,893 | 4,809 |
| JPMorgan Chase & Co.: | | |
| 4.350%, 8-15-21 | 3,820 | 3,916 |
| 2.972%, 1-15-23 | 4,087 | 3,980 |
| 3.000%, 2-27-30 (C) | 3,390 | 3,129 |
| USAA Capital Corp., 2.450%, 8-1-20 (A) | 13,865 | 13,672 |
| | | 38,386 |

IVY LIMITED-TERM BOND FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Property & Casualty Insurance – 0.7% | | |
| ACE INA Holdings, Inc. (GTD by ACE Ltd.), 2.300%, 11-3-20 | $5,500 | $ 5,400 |
| Berkshire Hathaway, Inc., 2.100%, 8-14-19 | 3,820 | 3,800 |
| | | 9,200 |
| Regional Banks – 1.2% | | |
| PNC Bank N.A., 2.550%, 12-9-21 | 4,000 | 3,897 |
| PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6-10-19 | 3,500 | 3,592 |
| Sumitomo Mitsui Banking Corp. (3-Month U.S. LIBOR plus 35 bps), 2.686%, 1-17-20 (B) | 6,000 | 6,011 |
| Sumitomo Mitsui Trust Bank Ltd., 2.050%, 3-6-19 (A) | 1,500 | 1,496 |
| | | 14,996 |
| Specialized Finance – 1.5% | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 3.480%, 6-1-19 (A) | 5,625 | 5,639 |
| International Lease Finance Corp., 6.250%, 5-15-19 | 11,500 | 11,724 |
| Syngenta Finance N.V., 3.698%, 4-24-20 (A) | 2,250 | 2,248 |
| | | 19,611 |
| Total Financials – 23.5% | | 306,170 |
| Health Care | | |
| Biotechnology – 0.3% | | |
| Amgen, Inc., 2.200%, 5-11-20 | 4,000 | 3,942 |
| Health Care Supplies – 0.3% | | |
| Stryker Corp., 2.625%, 3-15-21 | 3,025 | 2,979 |
| Managed Health Care – 0.9% | | |
| Halfmoon Parent, Inc., 3.200%, 9-17-20 (A) | 11,900 | 11,855 |
| Pharmaceuticals – 0.4% | | |
| AbbVie, Inc., 2.000%, 11-6-18 | 2,000 | 1,999 |
| Bayer U.S. Finance II LLC, 3.875%, 12-15-23 (A) | 3,500 | 3,476 |
| | | 5,475 |
| Total Health Care – 1.9% | | 24,251 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Industrials | | |
| Aerospace & Defense – 2.1% | | |
| BAE Systems Holdings, Inc., 6.375%, 6-1-19 (A) | $10,893 | $ 11,130 |
| KLX, Inc., 5.875%, 12-1-22 (A) | 13,300 | 13,739 |
| Northrop Grumman Corp., 3.250%, 8-1-23 | 2,000 | 1,964 |
| | | 26,833 |
| Airlines – 0.4% | | |
| Aviation Capital Group Corp., 2.875%, 1-20-22 (A) | 4,000 | 3,874 |
| Delta Air Lines, Inc., 3.400%, 4-19-21 | 1,875 | 1,863 |
| | | 5,737 |
| Diversified Support Services – 0.3% | | |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 4.625%, 7-15-23 | 3,500 | 3,526 |
| Industrial Conglomerates – 0.4% | | |
| General Electric Capital Corp., 5.012%, 1-1-24 | 5,640 | 5,797 |
| Total Industrials – 3.2% | | 41,893 |
| Information Technology | | |
| Communications Equipment – 0.3% | | |
| L-3 Communications Corp., 3.950%, 5-28-24 | 4,280 | 4,218 |
| Data Processing & Outsourced Services – 0.4% | | |
| Visa, Inc., 2.800%, 12-14-22 | 5,350 | 5,245 |
| Semiconductors – 0.2% | | |
| Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.), 2.375%, 1-15-20 | 2,750 | 2,718 |
| Systems Software – 1.0% | | |
| CA, Inc., 5.375%, 12-1-19 | 8,297 | 8,481 |
| Microsoft Corp., 2.875%, 2-6-24 | 4,000 | 3,909 |
| | | 12,390 |
| Total Information Technology – 1.9% | | 24,571 |
| Materials | | |
| Specialty Chemicals – 0.6% | | |
| Methanex Corp., 3.250%, 12-15-19 | 8,632 | 8,598 |
| Total Materials – 0.6% | | 8,598 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Real Estate | | |
| Industrial REITs – 0.3% | | |
| Air Lease Corp., 2.500%, 3-1-21 | $3,700 | $ 3,614 |
| Specialized REITs – 1.8% | | |
| American Tower Corp.: | | |
| 5.900%, 11-1-21 | 7,200 | 7,654 |
| 2.250%, 1-15-22 | 7,500 | 7,158 |
| Crown Castle International Corp.: | | |
| 2.250%, 9-1-21 | 3,000 | 2,882 |
| 4.875%, 4-15-22 | 3,099 | 3,197 |
| 5.250%, 1-15-23 | 2,745 | 2,877 |
| | | 23,768 |
| Total Real Estate – 2.1% | | 27,382 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 0.3% | | |
| AT&T, Inc., 5.875%, 10-1-19 | 3,900 | 4,011 |
| Wireless Telecommunication Service – 0.4% | | |
| Crown Castle Towers LLC, 3.222%, 5-15-22 (A) | 4,830 | 4,725 |
| Total Telecommunication Services – 0.7% | | 8,736 |
| Utilities | | |
| Electric Utilities – 2.4% | | |
| CenterPoint Energy, Inc., 2.500%, 9-1-22 (D) | 4,000 | 3,822 |
| Duke Energy Carolinas LLC, 2.500%, 3-15-23 | 5,000 | 4,805 |
| Entergy Texas, Inc., 2.550%, 6-1-21 | 7,225 | 7,034 |
| MidAmerican Energy Co., 3.700%, 9-15-23 | 3,000 | 3,014 |
| National Rural Utilities Cooperative Finance Corp.: | | |
| 1.650%, 2-8-19 | 3,600 | 3,588 |
| 2.400%, 4-25-22 | 4,975 | 4,807 |
| Virginia Electric and Power Co., Series C, 2.750%, 3-15-23 | 3,940 | 3,815 |
| | | 30,885 |
| Total Utilities – 2.4% | | 30,885 |
| TOTAL CORPORATE DEBT SECURITIES – 43.4% | | $565,014 |

(Cost: $571,203)

| MORTGAGE-BACKED SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Mortgage-Backed Securities – 0.2%** | | |
| Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C, 5.097%, 9-15-27 (A) | $ 2,500 | $ 2,551 |
| **TOTAL MORTGAGE-BACKED SECURITIES – 0.2%** | | $ 2,551 |

(Cost: $2,727)

| MUNICIPAL BONDS – TAXABLE | | |
|---|---|---|
| **California – 1.6%** | | |
| Alameda Corridor Trans Auth, Taxable Sr Lien Rev Bonds, Ser 1999C, 6.500%, 10-1-19 | 3,765 | 3,829 |
| CA Various Purp GO Bonds, 7.700%, 11-1-30 | 10,050 | 10,943 |
| CA Various Purp GO Rfdg Bonds, 7.950%, 3-1-36 | 5,875 | 6,264 |
| | | 21,036 |
| **Texas – 0.8%** | | |
| Dallas Independent Sch Dist, Unlimited Tax Sch Bldg Bonds, Ser 2010C, 6.450%, 2-15-35 | 5,650 | 6,058 |
| Katy Independent Sch Dist (Fort Bend, Harris and Waller Cntys, TX), Unlimited Tax Sch Bldg Bonds, Ser 2010D, 6.349%, 2-15-41 | 4,540 | 4,741 |
| | | 10,799 |
| **TOTAL MUNICIPAL BONDS – TAXABLE – 2.4%** | | $31,835 |

(Cost: $32,313)

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | | |
|---|---|---|
| **Agency Obligations – 0.5%** | | |
| Federal Home Loan Bank, 2.000%, 11-25-31 | 1,000 | 913 |
| U.S. Department of Transportation, 6.001%, 12-7-21 (A) | 5,670 | 6,159 |
| | | 7,072 |
| **Mortgage-Backed Obligations – 14.1%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps), 4.614%, 11-25-24 (A)(B) | 5,211 | 5,269 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps), 4.664%, 6-25-27 (A)(B) | 3,504 | 3,583 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (5-Year U.S. Treasury index plus 300 bps), 5.354%, 2-25-47 (A)(B) | $ 6,420 | $ 6,692 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR): | | |
| 5.364%, 6-25-21 (A)(B) | 3,115 | 3,138 |
| 6.114%, 9-25-22 (A)(B) | 1,436 | 1,458 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index), 3.885%, 2-25-45 (A)(B) | 8,500 | 8,507 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index): | | |
| 5.686%, 4-25-20 (A)(B) | 4,950 | 5,093 |
| 4.493%, 1-25-46 (A)(B) | 5,958 | 6,084 |
| 4.119%, 2-25-46 (A)(B) | 390 | 394 |
| 4.565%, 12-25-48 (A)(B) | 14,446 | 14,743 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index): | | |
| 4.489%, 12-25-44 (A)(B) | 17,000 | 17,446 |
| 4.005%, 5-25-45 (A)(B) | 6,500 | 6,538 |
| 3.615%, 8-25-46 (A)(B) | 2,250 | 2,230 |
| 4.753%, 11-25-46 (A)(B) | 8,000 | 8,220 |
| 3.681%, 11-25-47 (A)(B) | 2,050 | 2,010 |
| 3.667%, 2-25-48 (A)(B) | 4,000 | 3,993 |
| 4.012%, 2-25-50 (A)(B) | 6,142 | 6,003 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index): | | |
| 3.801%, 11-25-49 (A)(B) | 3,650 | 3,532 |
| 3.764%, 11-25-50 (A)(B) | 4,850 | 4,643 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 5.500%, 4-1-20 | 75 | 76 |
| 3.000%, 9-1-28 | 7,198 | 7,122 |
| 3.000%, 5-15-44 | 2,421 | 2,384 |
| Federal National Mortgage Association Agency REMIC/CMO, 2.000%, 6-25-39 | 12,106 | 11,636 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.478%, 12-1-19 | 6,992 | 7,075 |
| 4.646%, 7-1-20 | 6,088 | 6,168 |
| 4.381%, 6-1-21 | 9,109 | 9,348 |
| 5.500%, 2-1-22 | 277 | 283 |
| 3.500%, 8-1-26 | 3,088 | 3,107 |
| 2.000%, 10-25-41 | 11,245 | 10,578 |
| 2.000%, 12-25-42 | 1,447 | 1,424 |
| 2.500%, 7-25-45 | 2,119 | 2,007 |
| 2.500%, 9-25-45 | 3,411 | 3,282 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Mortgage-Backed Obligations** (Continued) | | |
| Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42 | $ 5,251 | $ 5,007 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates, 3.500%, 4-20-34 | 4,570 | 4,524 |
| | | 183,597 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.6%** | | $190,669 |

(Cost: $196,397)

| UNITED STATES GOVERNMENT OBLIGATIONS | | |
|---|---|---|
| **Treasury Obligations – 23.8%** | | |
| U.S. Treasury Notes: | | |
| 1.625%, 4-30-19 | 6,000 | 5,971 |
| 1.500%, 5-31-19 | 12,500 | 12,418 |
| 1.625%, 7-31-19 | 5,000 | 4,960 |
| 1.750%, 9-30-19 | 12,000 | 11,893 |
| 1.750%, 11-30-19 | 10,000 | 9,892 |
| 2.375%, 4-30-20 | 32,000 | 31,801 |
| 2.500%, 6-30-20 | 9,000 | 8,954 |
| 2.625%, 7-31-20 | 50,000 | 49,838 |
| 2.125%, 8-31-20 | 4,000 | 3,948 |
| 2.625%, 8-31-20 | 8,000 | 7,972 |
| 2.000%, 1-15-21 | 11,500 | 11,283 |
| 2.625%, 5-15-21 | 20,000 | 19,877 |
| 2.250%, 7-31-21 | 27,000 | 26,538 |
| 2.750%, 8-15-21 | 25,000 | 24,908 |
| 2.000%, 12-31-21 | 5,000 | 4,861 |
| 2.000%, 2-15-22 | 11,000 | 10,683 |
| 2.000%, 7-31-22 | 16,500 | 15,952 |
| 2.000%, 10-31-22 | 17,500 | 16,875 |
| 2.125%, 12-31-22 | 25,000 | 24,191 |
| 2.750%, 4-30-23 | 7,000 | 6,943 |
| | | 309,758 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 23.8%** | | $309,758 |

(Cost: $311,082)

| SHORT-TERM SECURITIES | | |
|---|---|---|
| **Commercial Paper (E) – 14.1%** | | |
| AT&T, Inc., 2.930%, 5-30-19 | 14,000 | 13,730 |
| Energy Transfer L.P.: | | |
| 2.803%, 10-3-18 | 34,000 | 33,987 |
| 2.802%, 10-4-18 | 20,000 | 19,991 |
| 3.120%, 10-15-18 | 4,000 | 3,995 |
| General Motors Financial Co., Inc.: | | |
| 2.452%, 10-3-18 | 3,500 | 3,499 |
| 2.506%, 10-9-18 | 8,000 | 7,993 |
| Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 2.720%, 10-18-18 | 8,500 | 8,488 |

SEPTEMBER 30, 2018 (UNAUDITED)

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (E) (Continued) | | |
| J.M. Smucker Co. (The), | | |
| 2.400%, 10-1-18 | $ 1,842 | $ 1,842 |
| Kansas City Power & Light Co.: | | |
| 2.321%, 10-1-18 | 10,000 | 9,998 |
| 2.421%, 10-3-18 | 10,000 | 9,997 |
| Sherwin-Williams Co. (The): | | |
| 2.452%, 10-4-18 | 5,000 | 4,998 |
| 2.500%, 10-15-18 | 14,000 | 13,985 |
| Virginia Electric and Power Co., | | |
| 2.730%, 10-18-18 | 5,000 | 4,993 |
| Walgreens Boots Alliance, Inc.: | | |
| 2.302%, 10-2-18 | 5,000 | 4,999 |
| 2.920%, 10-10-18 | 5,000 | 4,996 |
| 2.880%, 10-11-18 | 8,000 | 7,993 |
| 2.850%, 10-12-18 | 25,000 | 24,976 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (E) (Continued) | | |
| Wisconsin Electric Power Co., | | |
| 2.250%, 10-4-18 | $2,775 | $ 2,774 |
| | | 183,234 |
| Master Note – 0.3% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.470%, 10-5-18 (F) | 4,010 | 4,010 |
| Money Market Funds – 0.0% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, | | |
| 2.140%, (G)(H) | 5 | 5 |

| | Value |
|---|---|
| TOTAL SHORT-TERM SECURITIES – 14.4% | $ 187,249 |
| (Cost: $187,274) | |
| TOTAL INVESTMENT SECURITIES – 99.4% | $1,295,117 |
| (Cost: $1,309,274) | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.6% | 8,028 |
| NET ASSETS – 100.0% | $1,303,145 |

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $269,195 or 20.7% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(D) All or a portion of securities with an aggregate value of $5 are on loan.

(E) Rate shown is the yield to maturity at September 30, 2018.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Investment made with cash collateral received from securities on loan.

(H) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| **Investments in Securities** | | | |
| Asset-Backed Securities | $ — | $ 8,041 | $ — |
| Corporate Debt Securities | — | 565,014 | — |
| Mortgage-Backed Securities | — | 2,551 | — |
| Municipal Bonds | — | 31,835 | — |
| United States Government Agency Obligations | — | 190,669 | — |
| United States Government Obligations | — | 309,758 | — |
| Short-Term Securities | 5 | 187,244 | — |
| Total | $ 5 | $1,295,112 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

**Ivy Managed International Opportunities Fund –
Asset Allocation**

| | |
|---|---|
| Ivy International Core Equity Fund, Class N | 45.2% |
| Ivy Emerging Markets Equity Fund, Class N | 15.3% |
| Ivy Global Growth Fund, Class N | 9.9% |
| Ivy Pzena International Value Fund, Class N | 9.8% |
| Ivy European Opportunities Fund, Class N | 5.0% |
| Ivy Global Income Allocation Fund, Class N | 4.9% |
| Ivy Global Equity Income Fund, Class N | 4.9% |
| Ivy IG International Small Cap Fund, Class N | 4.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

*The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SEPTEMBER 30, 2018 (UNAUDITED)

| AFFILIATED MUTUAL FUNDS | Shares | Value |
|---|---|---|
| Ivy Emerging Markets Equity Fund, Class N | 1,590 | $ 30,393 |
| Ivy European Opportunities Fund, Class N | 300 | 9,908 |
| Ivy Global Equity Income Fund, Class N | 696 | 9,706 |
| Ivy Global Growth Fund, Class N | 378 | 19,700 |
| Ivy Global Income Allocation Fund, Class N | 634 | 9,815 |
| Ivy IG International Small Cap Fund, Class N | 781 | 9,618 |
| Ivy International Core Equity Fund, Class N | 4,527 | 89,818 |
| Ivy Pzena International Value Fund, Class N | 1,025 | 19,359 |
| **TOTAL AFFILIATED MUTUAL FUNDS – 99.8%** | | **$198,317** |

(Cost: $171,572)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (A) | $269 | $ 269 |
| **TOTAL SHORT-TERM SECURITIES – 0.1%** | | **$ 269** |
| (Cost: $269) | | |
| **TOTAL INVESTMENT SECURITIES – 99.9%** | | **$198,586** |
| (Cost: $171,841) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%** | | **118** |
| **NET ASSETS – 100.0%** | | **$198,704** |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Affiliated Mutual Funds | $198,317 | $ — | $ — |
| Short-Term Securities | — | 269 | — |
| Total | $198,317 | $269 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 91.1% |
| Health Care | 33.1% |
| Information Technology | 30.6% |
| Industrials | 14.3% |
| Consumer Discretionary | 5.5% |
| Consumer Staples | 2.7% |
| Real Estate | 2.5% |
| Energy | 1.7% |
| Financials | 0.7% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 8.9% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Tactile Systems Technology, Inc. | Health Care | Health Care Equipment |
| 8x8, Inc. | Information Technology | Application Software |
| Tabula Rasa HealthCare, Inc. | Health Care | Health Care Technology |
| Mimecast Ltd. | Information Technology | Internet Software & Services |
| Aerie Pharmaceuticals, Inc. | Health Care | Pharmaceuticals |
| Kornit Digital Ltd. | Industrials | Industrial Machinery |
| EVO Payments, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| Cornerstone OnDemand, Inc. | Information Technology | Internet Software & Services |
| Five9, Inc. | Information Technology | Internet Software & Services |
| PetIQ, Inc. | Health Care | Health Care Distributors |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MICRO CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel Retail – 0.5% | | |
| Boot Barn Holdings, Inc. (A) | 39 | $ 1,119 |
| Apparel, Accessories & Luxury Goods – 0.6% | | |
| Movado Group, Inc. | 30 | 1,257 |
| Auto Parts & Equipment – 2.1% | | |
| Motorcar Parts of America, Inc. (A) | 186 | 4,359 |
| Homebuilding – 0.4% | | |
| Installed Building Products, Inc. (A) | 21 | 823 |
| Specialty Stores – 1.9% | | |
| Hibbett Sports, Inc. (A) | 44 | 827 |
| Sportsman's Warehouse Holdings, Inc. (A) | 528 | 3,089 |
| | | 3,916 |
| Total Consumer Discretionary – 5.5% | | 11,474 |
| Consumer Staples | | |
| Distillers & Vintners – 1.9% | | |
| MGP Ingredients, Inc. (B) | 50 | 3,974 |
| Packaged Foods & Meats – 0.8% | | |
| Calavo Growers, Inc. | 17 | 1,594 |
| Total Consumer Staples – 2.7% | | 5,568 |
| Energy | | |
| Oil & Gas Equipment & Services – 0.6% | | |
| NCS Multistage Holdings, Inc. (A) | 73 | 1,200 |
| Oil & Gas Exploration & Production – 1.1% | | |
| Ring Energy, Inc. (A) | 236 | 2,339 |
| Total Energy – 1.7% | | 3,539 |
| Financials | | |
| Thrifts & Mortgage Finance – 0.7% | | |
| Federal Agricultural Mortgage Corp., Class C | 20 | 1,407 |
| Total Financials – 0.7% | | 1,407 |
| Health Care | | |
| Biotechnology – 1.4% | | |
| Natera, Inc. (A) | 122 | 2,929 |
| Health Care Distributors – 2.8% | | |
| PetIQ, Inc. (A)(B) | 148 | 5,806 |
| Health Care Equipment – 11.0% | | |
| AxoGen, Inc. (A) | 144 | 5,318 |
| K2M Group Holdings, Inc. (A) | 207 | 5,663 |
| Tactile Systems Technology, Inc. (A) | 166 | 11,774 |
| | | 22,755 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care Supplies – 1.8% | | |
| OrthoPediatrics Corp. (A) | 70 | $ 2,546 |
| Sientra, Inc. (A) | 51 | 1,223 |
| | | 3,769 |
| Health Care Technology – 9.7% | | |
| Evolent Health, Inc., Class A (A) | 178 | 5,063 |
| Neuronetics, Inc. (A) | 102 | 3,280 |
| Ra Medical Systems, Inc. (A) | 121 | 2,204 |
| Tabula Rasa HealthCare, Inc. (A) | 119 | 9,663 |
| | | 20,210 |
| Pharmaceuticals – 6.4% | | |
| Aerie Pharmaceuticals, Inc. (A) | 140 | 8,636 |
| Intersect ENT, Inc. (A) | 119 | 3,430 |
| Revance Therapeutics, Inc. (A) | 44 | 1,098 |
| | | 13,164 |
| Total Health Care – 33.1% | | 68,633 |
| Industrials | | |
| Aerospace & Defense – 2.9% | | |
| AAR Corp. | 32 | 1,551 |
| Kratos Defense & Security Solutions, Inc. (A) | 95 | 1,407 |
| Mercury Computer Systems, Inc. (A) | 54 | 2,976 |
| | | 5,934 |
| Air Freight & Logistics – 1.1% | | |
| Air Transport Services Group, Inc. (A) | 104 | 2,229 |
| Building Products – 3.5% | | |
| American Woodmark Corp. (A) | 36 | 2,793 |
| PGT Innovations, Inc. (A) | 207 | 4,469 |
| | | 7,262 |
| Construction & Engineering – 3.0% | | |
| MYR Group, Inc. (A) | 164 | 5,357 |
| Sterling Construction Co., Inc. (A) | 61 | 879 |
| | | 6,236 |
| Industrial Machinery – 3.3% | | |
| Kornit Digital Ltd. (A)(B) | 317 | 6,935 |
| Research & Consulting Services – 0.5% | | |
| Willdan Group, Inc. (A) | 32 | 1,076 |
| Total Industrials – 14.3% | | 29,672 |
| Information Technology | | |
| Application Software – 5.0% | | |
| 8x8, Inc. (A) | 489 | 10,400 |
| Data Processing & Outsourced Services – 3.1% | | |
| EVO Payments, Inc., Class A (A) | 273 | 6,513 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Internet Software & Services – 17.7% | | |
| Bandwidth, Inc., Class A (A) | 83 | $ 4,446 |
| Chegg, Inc. (A) | 62 | 1,768 |
| Cornerstone OnDemand, Inc. (A) | 111 | 6,276 |
| Five9, Inc. (A) | 138 | 6,034 |
| GTT Communications, Inc. (A)(B) | 61 | 2,651 |
| Hortonworks, Inc. (A) | 74 | 1,695 |
| Mimecast Ltd. (A) | 219 | 9,173 |
| Q2 Holdings, Inc. (A) | 79 | 4,796 |
| | | 36,839 |
| IT Consulting & Other Services – 1.4% | | |
| ForeScout Technologies, Inc. (A) | 79 | 2,966 |
| Semiconductor Equipment – 0.9% | | |
| Ichor Holdings Ltd. (A)(B) | 91 | 1,863 |
| Semiconductors – 0.2% | | |
| nLight, Inc. (A) | 16 | 364 |
| Systems Software – 2.3% | | |
| SailPoint Technologies Holdings, Inc. (A) | 137 | 4,659 |
| Total Information Technology – 30.6% | | 63,604 |
| Real Estate | | |
| Health Care REITs – 2.5% | | |
| Community Healthcare Trust, Inc. | 168 | 5,212 |
| Total Real Estate – 2.5% | | 5,212 |
| TOTAL COMMON STOCKS – 91.1% | | $189,109 |
| (Cost: $101,071) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (C) – 2.5% | | |
| J.M. Smucker Co. (The), 2.400%, 10-1-18 | $ 2,551 | 2,551 |
| Mondelez International, Inc., 2.280%, 10-1-18 | 2,677 | 2,676 |
| | | 5,227 |
| Master Note – 2.7% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (D) | 5,681 | 5,681 |
| Money Market Funds – 6.9% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (E)(F) | 14,352 | 14,352 |

SEPTEMBER 30, 2018 (UNAUDITED)

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| United States Government Agency Obligations – 4.3% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.200%, 10-7-18 (D) | $ 979 | $ 979 |
| 2.220%, 10-7-18 (D) | 8,000 | 8,000 |
| | | 8,979 |
| TOTAL SHORT-TERM SECURITIES – 16.4% | | $ 34,239 |
| (Cost: $34,240) | | |
| TOTAL INVESTMENT SECURITIES – 107.5% | | $223,348 |
| (Cost: $135,311) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (7.5)% | | (15,628) |
| NET ASSETS – 100.0% | | $207,720 |

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $14,553 are on loan.

(C) Rate shown is the yield to maturity at September 30, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Investment made with cash collateral received from securities on loan.

(F) Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $189,109 | $ — | $ — |
| Short-Term Securities | 14,352 | 19,887 | — |
| Total | $203,461 | $19,887 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 97.9% |
| Consumer Discretionary | 24.1% |
| Information Technology | 22.9% |
| Industrials | 20.4% |
| Health Care | 18.4% |
| Financials | 6.7% |
| Materials | 2.7% |
| Consumer Staples | 2.7% |
| Purchased Options | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.1% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| CoStar Group, Inc. | Industrials | Research & Consulting Services |
| Tractor Supply Co. | Consumer Discretionary | Specialty Stores |
| Zoetis, Inc. | Health Care | Pharmaceuticals |
| GrubHub, Inc. | Information Technology | Internet Software & Services |
| Chipotle Mexican Grill, Inc., Class A | Consumer Discretionary | Restaurants |
| Fastenal Co. | Industrials | Trading Companies & Distributors |
| Intuitive Surgical, Inc. | Health Care | Health Care Equipment |
| Electronic Arts, Inc. | Information Technology | Home Entertainment Software |
| Abiomed, Inc. | Health Care | Health Care Equipment |
| Ulta Beauty, Inc. | Consumer Discretionary | Specialty Stores |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# SCHEDULE OF INVESTMENTS

**IVY MID CAP GROWTH FUND** *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| *Apparel, Accessories & Luxury Goods – 3.4%* | | |
| Burberry Group plc (A) | 2,581 | $ 67,788 |
| lululemon athletica, Inc. (B) | 593 | 96,334 |
| | | 164,122 |
| *Auto Parts & Equipment – 1.5%* | | |
| BorgWarner, Inc. | 1,611 | 68,916 |
| *Automotive Retail – 2.1%* | | |
| O'Reilly Automotive, Inc. (B) | 287 | 99,674 |
| *Home Furnishings – 1.2%* | | |
| Mohawk Industries, Inc. (B) | 318 | 55,730 |
| *Hotels, Resorts & Cruise Lines – 1.4%* | | |
| Norwegian Cruise Line Holdings Ltd. (B) | 1,150 | 66,042 |
| *Internet & Direct Marketing Retail – 0.5%* | | |
| Duluth Holdings, Inc., Class B (B) | 765 | 24,075 |
| *Leisure Products – 1.6%* | | |
| Polaris Industries, Inc. | 772 | 77,891 |
| *Restaurants – 4.9%* | | |
| Chipotle Mexican Grill, Inc., Class A (B) | 298 | 135,273 |
| Dunkin Brands Group, Inc. | 1,338 | 98,628 |
| | | 233,901 |
| *Specialty Stores – 7.5%* | | |
| Tiffany & Co. | 823 | 106,109 |
| Tractor Supply Co. | 1,574 | 143,064 |
| Ulta Beauty, Inc. (B) | 391 | 110,193 |
| | | 359,366 |
| **Total Consumer Discretionary – 24.1%** | | **1,149,717** |
| **Consumer Staples** | | |
| *Food Retail – 1.7%* | | |
| Sprouts Farmers Market, Inc. (B) | 2,963 | 81,219 |
| *Packaged Foods & Meats – 1.0%* | | |
| Hershey Foods Corp. | 459 | 46,794 |
| **Total Consumer Staples – 2.7%** | | **128,013** |
| **Financials** | | |
| *Asset Management & Custody Banks – 0.8%* | | |
| Oaktree Capital Group LLC | 891 | 36,897 |
| *Financial Exchanges & Data – 2.6%* | | |
| CME Group, Inc. | 460 | 78,303 |
| MarketAxess Holdings, Inc. | 264 | 47,046 |
| | | 125,349 |
| *Regional Banks – 3.3%* | | |
| First Republic Bank | 794 | 76,186 |
| SVB Financial Group (B) | 111 | 34,352 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Regional Banks (Continued)* | | |
| Western Alliance Bancorp. (B) | 849 | $ 48,287 |
| | | 158,825 |
| **Total Financials – 6.7%** | | **321,071** |
| **Health Care** | | |
| *Biotechnology – 1.4%* | | |
| BioMarin Pharmaceutical, Inc. (B) | 684 | 66,369 |
| *Health Care Equipment – 9.6%* | | |
| Abiomed, Inc. (B) | 247 | 111,221 |
| DexCom, Inc. (B) | 508 | 72,689 |
| Edwards Lifesciences Corp. (B) | 613 | 106,636 |
| Glaukos Corp. (B) | 755 | 49,002 |
| Intuitive Surgical, Inc. (B) | 208 | 119,466 |
| | | 459,014 |
| *Health Care Services – 1.3%* | | |
| Laboratory Corp. of America Holdings (B) | 364 | 63,162 |
| *Health Care Supplies – 1.7%* | | |
| Cooper Cos., Inc. (The) | 233 | 64,614 |
| National Vision Holdings, Inc. (B) | 336 | 15,165 |
| | | 79,779 |
| *Health Care Technology – 0.5%* | | |
| Cerner Corp. (B) | 373 | 24,030 |
| *Pharmaceuticals – 3.9%* | | |
| Jazz Pharmaceuticals plc (B) | 296 | 49,751 |
| Zoetis, Inc. | 1,492 | 136,653 |
| | | 186,404 |
| **Total Health Care – 18.4%** | | **878,758** |
| **Industrials** | | |
| *Aerospace & Defense – 1.8%* | | |
| Harris Corp. | 435 | 73,594 |
| Spirit AeroSystems Holdings, Inc. | 128 | 11,757 |
| | | 85,351 |
| *Air Freight & Logistics – 2.0%* | | |
| Expeditors International of Washington, Inc. | 1,307 | 96,073 |
| *Building Products – 2.4%* | | |
| A. O. Smith Corp. | 1,167 | 62,297 |
| Trex Co., Inc. (B) | 674 | 51,911 |
| | | 114,208 |
| *Construction Machinery & Heavy Trucks – 1.5%* | | |
| Westinghouse Air Brake Technologies Corp. | 674 | 70,737 |
| *Industrial Conglomerates – 1.0%* | | |
| Fortive Corp. (C) | 580 | 48,815 |
| *Industrial Machinery – 3.3%* | | |
| IDEX Corp. | 556 | 83,751 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Industrial Machinery (Continued)* | | |
| Middleby Corp. (B) | 587 | $ 75,874 |
| | | 159,625 |
| *Railroads – 1.0%* | | |
| Kansas City Southern | 422 | 47,802 |
| *Research & Consulting Services – 4.9%* | | |
| CoStar Group, Inc. (B) | 349 | 146,812 |
| TransUnion | 1,157 | 85,101 |
| | | 231,913 |
| *Trading Companies & Distributors – 2.5%* | | |
| Fastenal Co. | 2,073 | 120,283 |
| **Total Industrials – 20.4%** | | **974,807** |
| **Information Technology** | | |
| *Application Software – 4.2%* | | |
| Autodesk, Inc. (B) | 352 | 54,988 |
| Guidewire Software, Inc. (B) | 973 | 98,323 |
| Tyler Technologies, Inc. (B) | 195 | 47,829 |
| | | 201,140 |
| *Communications Equipment – 1.6%* | | |
| Arista Networks, Inc. (B) | 290 | 77,066 |
| *Data Processing & Outsourced Services – 2.2%* | | |
| Square, Inc., Class A (B) | 1,072 | 106,099 |
| *Electronic Components – 1.3%* | | |
| Maxim Integrated Products, Inc. | 1,118 | 63,038 |
| *Electronic Manufacturing Services – 0.5%* | | |
| IPG Photonics Corp. (B) | 142 | 22,164 |
| *Home Entertainment Software – 2.4%* | | |
| Electronic Arts, Inc. (B) | 946 | 114,005 |
| *Internet Software & Services – 6.7%* | | |
| GrubHub, Inc. (B) | 979 | 135,683 |
| MercadoLibre, Inc. | 295 | 100,522 |
| Pandora Media, Inc. (B)(C) | 8,651 | 82,269 |
| | | 318,474 |
| *Semiconductors – 1.4%* | | |
| Microchip Technology, Inc. (C) | 853 | 67,278 |
| *Systems Software – 2.6%* | | |
| Proofpoint, Inc. (B) | 212 | 22,559 |
| ServiceNow, Inc. (B) | 508 | 99,381 |
| | | 121,940 |
| **Total Information Technology – 22.9%** | | **1,091,204** |
| **Materials** | | |
| *Fertilizers & Agricultural Chemicals – 1.0%* | | |
| Scotts Miracle-Gro Co. (The) | 588 | 46,332 |
| *Specialty Chemicals – 1.7%* | | |
| Axalta Coating Systems Ltd. (B) | 2,367 | 69,030 |

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Specialty Chemicals (Continued) | | |
| RPM International, Inc. . . . . . . . . . . | 215 | $ 13,947 |
| | | 82,977 |
| Total Materials – 2.7% | | 129,309 |
| TOTAL COMMON STOCKS – 97.9% | | $4,672,879 |

(Cost: $2,987,209)

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Notional Amount | |
|---|---|---|---|
| RPM International, Inc., Call $70.00, Expires 11-16-18, OTC (Ctrpty: JPMorgan Chase Bank N.A.) . . . . . . . . . . | 1,573 | 157 | 106 |
| TOTAL PURCHASED OPTIONS – 0.0% | | | $106 |

(Cost: $231)

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (D) – 0.4% | | |
| J.M. Smucker Co. (The), 2.400%, 10-1-18 . . . . . . . . . . . . . | $ 7,544 | 7,542 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (D) (Continued) | | |
| Wisconsin Electric Power Co., 2.250%, 10-4-18 . . . . . . . . . . . | $ 5,000 | $ 4,998 |
| Wisconsin Gas LLC, 2.170%, 10-2-18 . . . . . . . . . . . . . | 8,000 | 7,998 |
| | | 20,538 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (E) . . . . . . . . . | 2,722 | 2,722 |
| Money Market Funds – 1.1% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (F)(G) . . . . . . . . . . . . . | 53,029 | 53,029 |
| Municipal Obligations – 0.3% | | |
| Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.560%, 10-7-18 (E) . . . . . . . . . . | 9,600 | 9,600 |
| University of California (1-Month U.S. LIBOR plus 8 bps), 2.100%, 10-7-18 (E) . . . . . . . . . | 6,000 | 6,000 |
| | | 15,600 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| United States Government Agency Obligations – 1.1% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.190%, 10-7-18 (E) . . . . . . . | $11,000 | $ 11,000 |
| 2.200%, 10-7-18 (E) . . . . . . . | 14,375 | 14,375 |
| 2.220%, 10-7-18 (E) . . . . . . . | 18,999 | 18,999 |
| 2.240%, 10-7-18 (E) . . . . . . . | 5,900 | 5,900 |
| | | 50,274 |
| TOTAL SHORT-TERM SECURITIES – 3.0% | | $ 142,163 |

(Cost: $142,168)

| | | |
|---|---|---|
| TOTAL INVESTMENT SECURITIES – 100.9% | | $ 4,815,148 |

(Cost: $3,129,608)

| | | |
|---|---|---|
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)% | | (41,905) |
| NET ASSETS – 100.0% | | $4,773,243 |

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) All or a portion of securities with an aggregate value of $112,093 are on loan.

(D) Rate shown is the yield to maturity at September 30, 2018.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at September 30, 2018.

The following written options were outstanding at September 30, 2018 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Notional Amount | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|---|
| RPM International, Inc. | JPMorgan Chase Bank N.A. | Put | 1,573 | 157 | November 2018 | $60.00 | $189 | $(126) |

SCHEDULE OF INVESTMENTS IVY MID CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $4,672,879 | $ — | $ — |
| Purchased Options | — | 106 | — |
| Short-Term Securities | 53,029 | 89,134 | — |
| Total | $4,725,908 | $89,240 | $ — |
| Liabilities | | | |
| Written Options | $ — | $ 126 | $ — |

During the period ended September 30, 2018, securities totaling $61,523 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 97.0% |
| Consumer Discretionary | 22.6% |
| Industrials | 16.4% |
| Information Technology | 13.8% |
| Materials | 13.7% |
| Health Care | 8.5% |
| Financials | 8.1% |
| Consumer Staples | 5.5% |
| Real Estate | 2.8% |
| Utilities | 2.8% |
| Energy | 2.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.0% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Cinemark Holdings, Inc. | Consumer Discretionary | Movies & Entertainment |
| Cracker Barrel Old Country Store, Inc. | Consumer Discretionary | Restaurants |
| V.F. Corp. | Consumer Discretionary | Apparel, Accessories & Luxury Goods |
| HealthSouth Corp. | Health Care | Health Care Facilities |
| Service Corp. International | Consumer Discretionary | Specialized Consumer Services |
| Quest Diagnostics, Inc. | Health Care | Health Care Services |
| Broadridge Financial Solutions, Inc. | Information Technology | Data Processing & Outsourced Services |
| National Instruments Corp. | Information Technology | Electronic Equipment & Instruments |
| OGE Energy Corp. | Utilities | Electric Utilities |
| C.H. Robinson Worldwide, Inc. | Industrials | Air Freight & Logistics |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY MID CAP INCOME OPPORTUNITIES FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel, Accessories & Luxury Goods – 2.9% | | |
| V.F. Corp. | 126 | $ 11,785 |
| Consumer Electronics – 2.8% | | |
| Garmin Ltd. | 164 | 11,469 |
| Home Furnishings – 2.7% | | |
| Leggett & Platt, Inc. | 255 | 11,159 |
| Household Appliances – 2.8% | | |
| Snap-on, Inc. | 62 | 11,422 |
| Leisure Products – 2.7% | | |
| Polaris Industries, Inc. | 109 | 10,990 |
| Movies & Entertainment – 2.9% | | |
| Cinemark Holdings, Inc. | 300 | 12,059 |
| Restaurants – 2.9% | | |
| Cracker Barrel Old Country Store, Inc. (A) | 80 | 11,795 |
| Specialized Consumer Services – 2.9% | | |
| Service Corp. International | 265 | 11,702 |
| Total Consumer Discretionary – 22.6% | | 92,381 |
| Consumer Staples | | |
| Household Products – 2.8% | | |
| Clorox Co. (The) | 76 | 11,475 |
| Packaged Foods & Meats – 2.7% | | |
| Kellogg Co. | 159 | 11,132 |
| Total Consumer Staples – 5.5% | | 22,607 |
| Energy | | |
| Oil & Gas Storage & Transportation – 2.8% | | |
| Targa Resources Corp. | 200 | 11,284 |
| Total Energy – 2.8% | | 11,284 |
| Financials | | |
| Insurance Brokers – 2.8% | | |
| Arthur J. Gallagher & Co. | 152 | 11,341 |
| Regional Banks – 5.3% | | |
| Glacier Bancorp, Inc. | 251 | 10,803 |
| Umpqua Holdings Corp. | 527 | 10,967 |
| | | 21,770 |
| Total Financials – 8.1% | | 33,111 |
| Health Care | | |
| Health Care Facilities – 2.9% | | |
| HealthSouth Corp. | 151 | 11,777 |
| Health Care Services – 5.6% | | |
| Cardinal Health, Inc. | 212 | 11,434 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care Services (Continued) | | |
| Quest Diagnostics, Inc. | 108 | $ 11,617 |
| | | 23,051 |
| Total Health Care – 8.5% | | 34,828 |
| Industrials | | |
| Aerospace & Defense – 2.8% | | |
| Harris Corp. | 67 | 11,369 |
| Air Freight & Logistics – 2.8% | | |
| C.H. Robinson Worldwide, Inc. | 117 | 11,500 |
| Diversified Support Services – 2.7% | | |
| KAR Auction Services, Inc. | 183 | 10,901 |
| Electrical Components & Equipment – 2.7% | | |
| Rockwell Automation, Inc. | 59 | 11,101 |
| Environmental & Facilities Services – 2.7% | | |
| Republic Services, Inc., Class A | 154 | 11,162 |
| Office Services & Supplies – 2.7% | | |
| HNI Corp. | 250 | 11,050 |
| Total Industrials – 16.4% | | 67,083 |
| Information Technology | | |
| Data Processing & Outsourced Services – 5.6% | | |
| Broadridge Financial Solutions, Inc. | 88 | 11,567 |
| Paychex, Inc. | 155 | 11,398 |
| | | 22,965 |
| Electronic Components – 2.7% | | |
| Maxim Integrated Products, Inc. | 193 | 10,890 |
| Electronic Equipment & Instruments – 2.8% | | |
| National Instruments Corp. | 239 | 11,549 |
| Semiconductors – 2.7% | | |
| Microchip Technology, Inc. | 141 | 11,093 |
| Total Information Technology – 13.8% | | 56,497 |
| Materials | | |
| Fertilizers & Agricultural Chemicals – 2.8% | | |
| Scotts Miracle-Gro Co. (The) | 145 | 11,435 |
| Paper Packaging – 8.2% | | |
| Avery Dennison Corp. | 103 | 11,115 |
| Packaging Corp. of America | 100 | 10,974 |
| Sonoco Products Co. | 205 | 11,381 |
| | | 33,470 |
| Specialty Chemicals – 2.7% | | |
| RPM International, Inc. | 169 | 10,972 |
| Total Materials – 13.7% | | 55,877 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Real Estate | | |
| Residential REITs – 2.8% | | |
| American Campus Communities, Inc. | 272 | $ 11,178 |
| Total Real Estate – 2.8% | | 11,178 |
| Utilities | | |
| Electric Utilities – 2.8% | | |
| OGE Energy Corp. | 317 | 11,516 |
| Total Utilities – 2.8% | | 11,516 |
| TOTAL COMMON STOCKS – 97.0% | | $396,362 |
| (Cost: $311,005) | | |
| **SHORT-TERM SECURITIES** | **Principal** | |
| Commercial Paper (B) – 0.9% | | |
| Mondelez International, Inc., 2.280%, 10-1-18 | $ 3,756 | 3,755 |
| Master Note – 1.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (C) | 4,550 | 4,550 |
| Money Market Funds – 2.5% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (D)(E) | 10,419 | 10,419 |
| United States Government Agency Obligations – 0.6% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.190%, 10-7-18 (C) | 2,500 | 2,500 |
| TOTAL SHORT-TERM SECURITIES – 5.1% | | $ 21,224 |
| (Cost: $21,225) | | |
| TOTAL INVESTMENT SECURITIES – 102.1% | | $ 417,586 |
| (Cost: $332,230) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.1)% | | (8,737) |
| NET ASSETS – 100.0% | | $408,849 |

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $10,210 are on loan.

(B)Rate shown is the yield to maturity at September 30, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Investment made with cash collateral received from securities on loan.

(E)Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $396,362 | $   — | $  — |
| Short-Term Securities | 10,419 | 10,805 | — |
| Total | $ 406,781 | $10,805 | $  — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Inberbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 1.0% |
|    Financials | 1.0% |
| Bonds | 90.3% |
|    Municipal Bonds | 90.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 8.7% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 80.0% |
|    AAA | 4.5% |
|    AA | 29.2% |
|    A | 35.4% |
|    BBB | 10.9% |
| Non-Investment Grade | 10.3% |
|    BB | 3.2% |
|    B | 0.3% |
|    Non-rated | 6.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities | 9.7% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| Registered Investment Companies – 1.0% | | |
| iShares National AMT-Free Muni Bond ETF | 77 | $ 8,301 |
| TOTAL INVESTMENT FUNDS – 1.0% | | $ 8,301 |
| (Cost: $8,375) | | |

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| **Alabama – 1.3%** | | |
| The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11-1-33 | $ 2,000 | 2,091 |
| The Spl Care Fac Fin Auth of Birmingham - Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6-1-39 | 750 | 770 |
| Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A: 5.125%, 1-1-34 | 750 | 756 |
| Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1-1-35 | 6,555 | 7,269 |
| | | 10,886 |
| **Alaska – 0.2%** | | |
| AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10-1-21 | 1,735 | 1,828 |
| **Arizona – 1.5%** | | |
| AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10-1-26 | 3,000 | 3,090 |
| Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2016A, 4.000%, 1-1-38 | 8,500 | 8,643 |
| Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7-1-39 | 500 | 517 |
| | | 12,250 |
| **Arkansas – 0.1%** | | |
| Board of Trustees of the Univ of AR, Var Fac Rev Bonds (Fayetteville Campus), Rfdg and Impvt Ser 2016A, 5.000%, 11-1-37 | 745 | 839 |
| **California – 17.7%** | | |
| ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8-1-39 | 1,000 | 1,037 |
| Arpt Comsn, San Francisco Intl Arpt, Second Ser Rev Bonds, Ser 2009E: 6.000%, 5-1-39 | 3,000 | 3,074 |
| Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1 (SIFMA Municipal Swap Index plus 110 bps), 2.660%, 4-1-45 (A) | 10,000 | 10,323 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California (Continued)** | | |
| CA (School Facilities) GO Bonds, 5.000%, 11-1-30 | $ 3,000 | $3,368 |
| CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6-1-42 | 2,245 | 2,425 |
| CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9-1-39 | 3,000 | 3,107 |
| CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11-1-38 | 2,000 | 2,107 |
| CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2-1-39 | 4,460 | 4,517 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10-1-29 | 1,000 | 1,065 |
| CA Muni Fin Auth, Edu Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2016A, 5.000%, 6-1-36 | 1,000 | 1,067 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A: | | |
| 5.000%, 10-1-22 | 300 | 312 |
| 5.000%, 10-1-33 | 1,000 | 1,035 |
| CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010: | | |
| 6.000%, 7-1-40 | 1,745 | 1,764 |
| 6.350%, 7-1-46 | 970 | 981 |
| CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5-15-21 | 1,365 | 1,456 |
| CA Various Purp GO Bonds: | | |
| 5.250%, 9-1-26 | 5,000 | 5,476 |
| 5.500%, 4-1-28 | 5 | 5 |
| 5.250%, 10-1-29 | 3,000 | 3,101 |
| 5.750%, 4-1-31 | 5,000 | 5,094 |
| 6.000%, 3-1-33 | 1,000 | 1,058 |
| 6.500%, 4-1-33 | 1,000 | 1,023 |
| 5.000%, 4-1-37 | 5,000 | 5,477 |
| 6.000%, 11-1-39 | 5,000 | 5,217 |
| CA Various Purp GO Rfdg Bonds, 5.000%, 2-1-33 | 10,000 | 11,011 |
| Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10-1-36 | 750 | 789 |
| City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6-1-34 | 6,190 | 7,073 |
| Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9-1-24 | 2,000 | 2,198 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California (Continued)** | | |
| Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2-1-30 | $2,000 | $2,086 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A: | | |
| 5.000%, 6-1-29 | 1,500 | 1,658 |
| 5.000%, 6-1-30 | 1,000 | 1,101 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A: | | |
| 5.000%, 6-1-33 | 3,165 | 3,549 |
| 5.000%, 6-1-34 | 2,840 | 3,175 |
| La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9-1-34 | 750 | 844 |
| Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1-1-34 | 500 | 511 |
| Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6-1-35 | 1,000 | 1,140 |
| Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10-1-36 | 4,270 | 4,731 |
| Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8-1-21 | 250 | 270 |
| Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 5.000%, 11-1-39 | 3,500 | 3,744 |
| Palomar Hlth, GO Rfdg Bonds, Ser 2016B, 4.000%, 8-1-37 | 1,000 | 1,017 |
| Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A: | | |
| 0.000%, 8-1-31 (B) | 3,315 | 2,068 |
| 0.000%, 8-1-32 (B) | 5,000 | 2,975 |
| 0.000%, 8-1-33 (B) | 5,000 | 2,832 |
| Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11-1-39 | 3,000 | 3,160 |
| Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5-15-34 | 3,000 | 3,066 |
| Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E: | | |
| 5.250%, 10-1-20 | 570 | 609 |
| 6.000%, 10-1-25 | 445 | 482 |
| 6.500%, 10-1-40 | 1,500 | 1,639 |
| Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9-1-40 | 1,000 | 1,075 |
| Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10-1-28 | 500 | 500 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8-1-35 | $1,000 | $ 1,067 |
| San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3-1-21 | 3,685 | 3,945 |
| Santa Ana Unif Sch Dist (Orange County, CA), Election of 2008 Gen Oblig Bond, Series B, 0.000%, 8-1-37 (B) | 1,455 | 688 |
| State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A: | | |
| 5.250%, 10-1-24 | 500 | 549 |
| 5.000%, 12-1-24 | 500 | 547 |
| State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11-1-34 | 500 | 525 |
| State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10-1-30 | 1,000 | 1,040 |
| Successor Agy to the Redev Agy of the City of Stockton, Tax Alloc Rfdg Bonds, Ser 2016A, 5.000%, 9-1-37 | 2,000 | 2,222 |
| The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5-15-34 | 3,500 | 3,887 |
| Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A, 5.000%, 11-1-38 | 500 | 564 |
| Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1-1-29 | 1,000 | 1,010 |
| Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8-1-31 (B) | 150 | 96 |
| Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8-1-41 | 2,500 | 2,690 |
| | | 146,222 |
| **Colorado – 2.8%** | | |
| Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12-1-25 | 500 | 502 |
| City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12-1-23 | 2,565 | 2,728 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A: | | |
| 6.750%, 12-1-23 | 1,010 | 1,018 |
| 7.400%, 12-1-38 | 1,000 | 1,009 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Colorado** (Continued) | | |
| CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40 | $2,975 | $ 3,163 |
| CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008: 5.500%, 11-1-27 | 1,000 | 1,003 |
| Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12-1-40 | 3,250 | 3,373 |
| Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12-1-28 | 3,000 | 3,021 |
| Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12-1-36 | 300 | 315 |
| Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6-1-35 | 1,435 | 1,593 |
| Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30 | 5,000 | 5,278 |
| | | 23,003 |
| **Connecticut – 0.1%** | | |
| CT GO Bonds, Ser 2012D (SIFMA Municipal Swap Index plus 92 bps), 2.480%, 9-15-19 (A) | 1,000 | 1,008 |
| **District Of Columbia – 1.4%** | | |
| DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10-1-39 | 3,000 | 3,128 |
| Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10-1-41 (B) | 7,000 | 8,669 |
| | | 11,797 |
| **Florida – 5.5%** | | |
| Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4-1-39 | 500 | 513 |
| Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11-1-39 | 3,000 | 3,068 |
| Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6-1-20 | 1,000 | 1,046 |
| Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35 | 2,000 | 2,202 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Florida** (Continued) | | |
| Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8-15-32 | $ 600 | $ 637 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10-1-36 | 3,000 | 3,103 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10-1-41 | 2,885 | 3,079 |
| Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23 | 2,000 | 2,107 |
| Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22 | 5,500 | 6,147 |
| Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10-1-23 | 2,500 | 2,500 |
| Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34 | 3,500 | 4,005 |
| Orange Cnty Hlth Fac Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2016, 5.000%, 8-1-36 | 4,125 | 4,462 |
| Osceola Cnty, FL, Sales Tax Rev Rfdg Bonds, Ser 2016A, 5.000%, 10-1-37 | 2,005 | 2,239 |
| Palm Beach Co, Hlth Fac Auth Rev Bonds (Lifespace Cmnty, Inc.), Ser 2015C, 5.000%, 5-15-30 | 1,000 | 1,059 |
| South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4-1-39 | 1,000 | 1,016 |
| St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8-1-40 | 4,000 | 4,271 |
| St. Lucie, FL, Util Sys Rfdg Rev Bonds, Ser 2016, 4.000%, 9-1-34 | 1,000 | 1,032 |
| Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22 | 2,750 | 3,004 |
| | | 45,490 |
| **Georgia – 1.1%** | | |
| Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1-1-23 | 2,000 | 2,156 |
| Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7-1-37 | 3,495 | 3,576 |

IVY MUNICIPAL BOND FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Georgia (Continued) | | |
| Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B: 5.375%, 11-1-39 | $3,000 | $ 3,107 |
| Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D: | | |
| 5.750%, 1-1-20 | 60 | 60 |
| 6.000%, 1-1-23 | 465 | 466 |
| | | 9,365 |
| Hawaii – 0.3% | | |
| HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7-1-21 | 1,000 | 1,071 |
| HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7-1-35 | 1,500 | 1,662 |
| | | 2,733 |
| Idaho – 0.5% | | |
| Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011: | | |
| 5.750%, 9-1-19 | 750 | 774 |
| 5.750%, 9-1-20 | 1,000 | 1,065 |
| ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11-1-37 | 2,000 | 2,008 |
| | | 3,847 |
| Illinois – 4.2% | | |
| Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A: | | |
| 5.000%, 5-1-26 | 130 | 126 |
| 5.700%, 5-1-36 | 1,750 | 1,691 |
| Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6-15-27 | 500 | 531 |
| Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2016D (Insured by BAMAC), 5.250%, 1-1-37 | 2,500 | 2,826 |
| Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 1-1-34 | 1,000 | 1,090 |
| Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2016C, 5.000%, 1-1-34 | 1,500 | 1,661 |
| City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11-1-39 | 1,500 | 1,592 |
| City of Chicago, Second Lien Water Rev Bonds, Ser 2000, 5.000%, 11-1-30 | 500 | 554 |
| IL Fin Auth, DePaul Univ Rev Bonds, Ser 2016, 5.000%, 10-1-41 | 2,410 | 2,643 |
| IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11-1-30 | 2,500 | 2,511 |
| IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10-1-34 | 2,000 | 2,043 |
| Illinois (Continued) | | |
| IL Metro Pier and Exposition Auth, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6-15-43 (B) | $2,000 | $ 639 |
| IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32 | 3,695 | 4,100 |
| IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26 | 2,000 | 2,151 |
| IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2013A, 5.000%, 1-1-35 | 4,100 | 4,433 |
| IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2015B, 5.000%, 1-1-37 | 2,000 | 2,208 |
| Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7-1-24 | 3,080 | 3,630 |
| | | 34,429 |
| Indiana – 0.1% | | |
| IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016C, 5.000%, 1-1-39 | 1,000 | 1,115 |
| Iowa – 0.7% | | |
| Ames, IA, Hosp Rev Rfdg Bonds (Mary Greeley Med Ctr), Ser 2016, 4.000%, 6-15-35 | 1,510 | 1,547 |
| IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9-1-39 | 2,145 | 2,302 |
| IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33 | 1,750 | 1,971 |
| | | 5,820 |
| Kansas – 2.1% | | |
| Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38 | 2,500 | 2,551 |
| Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4-1-32 | 2,425 | 2,490 |
| Saint Marys, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994 (Auction rate), 3.120%, 4-15-32 (A) | 4,550 | 4,550 |
| Shawnee Cnty, KS, Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9-1-24 | 1,050 | 1,109 |
| Unif Govt of Wyandotte Cnty, Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12-1-27 | 285 | 286 |
| Kansas (Continued) | | |
| Wamego, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994 (Auction rate), 2.950%, 4-15-32 (A) | $6,500 | $ 6,500 |
| | | 17,486 |
| Kentucky – 1.0% | | |
| Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11-1-19 | 500 | 501 |
| KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A: | | |
| 5.500%, 6-1-21 | 500 | 528 |
| 6.375%, 6-1-40 | 4,500 | 4,813 |
| 6.500%, 3-1-45 | 2,675 | 2,866 |
| | | 8,708 |
| Louisiana – 2.7% | | |
| Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1-1-28 | 1,000 | 1,060 |
| LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6-1-24 | 500 | 550 |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10-1-44 | 6,000 | 6,457 |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1-1-33 | 1,000 | 1,012 |
| Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10-1-20 | 2,040 | 2,154 |
| New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1-1-40 | 1,000 | 1,010 |
| New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1-1-23 | 2,000 | 2,021 |
| New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM): | | |
| 5.000%, 12-1-25 | 1,500 | 1,634 |
| 5.000%, 12-1-26 | 3,500 | 3,811 |
| 5.000%, 12-1-27 | 1,500 | 1,633 |
| Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12-1-22 | 1,000 | 1,059 |
| | | 22,401 |
| Maine – 0.4% | | |
| ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12-1-39 | 650 | 663 |

IVY MUNICIPAL BOND FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Maine (Continued) | | |
| ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7-1-34 | $2,255 | $2,520 |
| | | 3,183 |
| Maryland – 0.5% | | |
| MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35 | 1,750 | 1,858 |
| MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9-1-22 | 500 | 509 |
| MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7-1-40 | 1,500 | 1,509 |
| | | 3,876 |
| Massachusetts – 0.7% | | |
| MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7-1-30 | 2,350 | 2,512 |
| MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1-1-28 | 415 | 427 |
| MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10-15-40 | 1,000 | 1,038 |
| MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A: 5.750%, 7-1-39 | 1,615 | 1,657 |
| | | 5,634 |
| Michigan – 2.4% | | |
| Lincoln Consolidated Sch Dist, Cnty of Washtenaw and Wayne, MI, Rfdg Bonds, Ser 2016A, 5.000%, 5-1-35 | 500 | 556 |
| MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12-1-35 | 3,000 | 3,236 |
| MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4-15-34 | 3,000 | 3,348 |
| MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2016I, 4.000%, 10-15-36 | 1,000 | 1,026 |
| MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11-15-39 | 5,000 | 5,206 |
| MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11-15-32 | 2,000 | 2,247 |
| Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8-1-39 | 2,000 | 2,065 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Michigan (Continued) | | |
| State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10-15-18 | $ 305 | $ 305 |
| State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I: 6.000%, 10-15-38 | 2,000 | 2,003 |
| | | 19,992 |
| Minnesota – 0.4% | | |
| Minneapolis Hlth Care Sys, Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11-15-32 | 1,000 | 1,006 |
| Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1-1-20 | 2,500 | 2,587 |
| | | 3,593 |
| Mississippi – 0.1% | | |
| The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9-1-36 | 750 | 773 |
| Missouri – 2.7% | | |
| Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12-1-36 | 175 | 114 |
| Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009: 5.625%, 5-15-39 | 3,000 | 3,068 |
| Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6-1-39 | 1,000 | 1,025 |
| Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2-15-31 | 750 | 793 |
| Kansas City, MO, Spl Oblig Impvt and Rfdg Bonds (Downtown Arena Proj), Ser 2016E, 5.000%, 4-1-40 | 2,000 | 2,189 |
| MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A: | | |
| 5.000%, 12-1-29 | 1,550 | 1,740 |
| 5.000%, 12-1-30 | 1,200 | 1,342 |
| 5.000%, 12-1-31 | 1,000 | 1,113 |
| MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A: | | |
| 5.000%, 12-1-36 | 5,650 | 6,209 |
| 5.000%, 12-1-37 | 1,000 | 1,097 |
| MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2016A, 5.000%, 12-1-40 | 1,000 | 1,106 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Missouri (Continued) | | |
| St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9-1-32 | $ 1,120 | $ 1,167 |
| St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7-15-36 (B) | 2,350 | 1,106 |
| | | 22,069 |
| Nebraska – 0.4% | | |
| Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Group), Ser 2010, 5.625%, 1-1-40 | 1,000 | 1,033 |
| Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2-1-33 | 1,000 | 1,110 |
| Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2016A, 5.000%, 2-1-41 | 1,000 | 1,095 |
| | | 3,238 |
| Nevada – 0.7% | | |
| Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30 | 3,500 | 3,645 |
| Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008: | | |
| 6.500%, 12-1-18 | 290 | 292 |
| 8.000%, 12-1-25 | 1,715 | 1,732 |
| | | 5,669 |
| New Hampshire – 0.7% | | |
| Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10-1-39 | 1,635 | 1,702 |
| NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41 | 1,150 | 1,232 |
| NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4-1-38 | 2,485 | 2,602 |
| | | 5,536 |
| New Jersey – 3.5% | | |
| Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10-1-21 | 2,500 | 2,708 |
| NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6-1-31 | 3,750 | 3,982 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| New Jersey (Continued) | | |
| NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9-1-24 | $ 3,045 | $ 3,205 |
| NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12-1-32 | 1,000 | 1,037 |
| NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1: | | |
| 5.000%, 12-1-19 | 1,885 | 1,942 |
| 5.500%, 12-1-21 | 1,145 | 1,246 |
| NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7-1-37 | 500 | 547 |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7-1-38 | 2,000 | 2,051 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12-15-40 (B) | 10,000 | 3,421 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12-15-22 | 3,500 | 3,847 |
| NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12-15-22 | 1,500 | 1,670 |
| Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21 | 2,935 | 3,224 |
| | | 28,880 |
| New York – 9.3% | | |
| Buffalo and Erie Cnty Indl Land Dev Corp., Oblig Group Rev Bonds (Catholic Hlth Sys, Inc. Proj), Ser 2015, 5.250%, 7-1-35 | 750 | 817 |
| Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38 | 5,000 | 5,506 |
| Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (Insured by AGM), 5.000%, 9-1-39 | 1,500 | 1,648 |
| Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36 | 2,625 | 2,899 |
| Metro Trans Auth, Trans Rev Bonds, Ser 2015A-2 (SIFMA Municipal Swap Index plus 58 bps), 2.140%, 11-15-39 (A) | 6,000 | 6,009 |
| Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41 | 2,105 | 2,313 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| New York (Continued) | | |
| Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11-15-35 | $ 2,500 | $ 2,768 |
| NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34 | 6,000 | 6,703 |
| NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B (Auction rate), 3.881%, 7-1-29 (A) | 8,250 | 8,250 |
| NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8-1-30 | 1,000 | 1,114 |
| NYC GO Bonds, Ser 2014D-1, 5.000%, 8-1-30 | 2,000 | 2,220 |
| NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11-1-39 | 2,415 | 2,442 |
| NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A: | | |
| 0.000%, 3-1-25 (B) | 3,175 | 2,631 |
| 0.000%, 3-1-26 (B) | 3,185 | 2,541 |
| 0.000%, 3-1-27 (B) | 3,000 | 2,299 |
| NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6-15-37 | 10,000 | 11,129 |
| NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2016S-1, 5.000%, 7-15-37 | 1,000 | 1,115 |
| NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5-1-29 | 3,000 | 3,310 |
| Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12-15-31 | 10,000 | 11,160 |
| | | 76,874 |
| North Carolina – 0.5% | | |
| NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C: | | |
| 6.000%, 1-1-19 | 35 | 36 |
| 6.750%, 1-1-24 | 1,000 | 1,012 |
| NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A: | | |
| 0.000%, 1-1-37 (B) | 3,500 | 1,657 |
| 5.750%, 1-1-39 | 1,000 | 1,010 |
| Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6-1-34 | 500 | 513 |
| | | 4,228 |
| Ohio – 1.1% | | |
| Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33 | 1,000 | 1,064 |
| OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10-1-19 | 2,000 | 2,040 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Ohio (Continued) | | |
| OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12-1-30 | $ 5,000 | $5,365 |
| OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj): 5.750%, 11-15-40 | 1,000 | 1,053 |
| | | 9,522 |
| Oregon – 1.0% | | |
| Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7-15-35 | 250 | 257 |
| Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three: | | |
| 5.000%, 7-1-33 | 5,000 | 5,584 |
| 5.000%, 7-1-34 | 1,000 | 1,112 |
| Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7-1-22 | 1,000 | 1,048 |
| | | 8,001 |
| Pennsylvania – 6.6% | | |
| Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7-1-39 | 1,000 | 1,039 |
| Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A: | | |
| 6.000%, 6-1-29 | 2,000 | 2,051 |
| 6.000%, 6-1-36 | 3,350 | 3,439 |
| Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7-1-39 | 4,000 | 4,113 |
| PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8-1-35 | 750 | 801 |
| PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10-1-26 | 3,000 | 3,324 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6-1-33 (B) | 4,000 | 4,850 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12-1-41 | 3,000 | 3,122 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2: 5.750%, 12-1-28 | 10,000 | 10,781 |
| PA Tpk Comsn, Tpk Sub Rev Rfdg Bonds, Ser 2016, 5.000%, 6-1-38 | 1,000 | 1,078 |
| Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12-15-31 | 3,000 | 3,296 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Pennsylvania (Continued) | | |
| Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6-15-22 | $5,000 | $ 5,244 |
| Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12-15-24 | 11,195 | 11,274 |
| | | 54,412 |
| Puerto Rico – 0.1% | | |
| PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7-1-28 | 1,000 | 1,040 |
| Rhode Island – 0.2% | | |
| RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5-15-30 | 1,590 | 1,632 |
| South Carolina – 0.5% | | |
| SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42 | 4,015 | 4,278 |
| Tennessee – 0.9% | | |
| Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7-1-25 | 750 | 792 |
| Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1: | | |
| 5.750%, 7-1-19 | 2,220 | 2,278 |
| 5.750%, 7-1-20 | 1,330 | 1,409 |
| The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7-1-38 | 2,500 | 2,689 |
| | | 7,168 |
| Texas – 10.8% | | |
| Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Cntys), Ser 2014, 5.000%, 11-15-39 | 1,000 | 1,084 |
| Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45 | 3,250 | 3,473 |
| Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45 | 1,000 | 1,048 |
| Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3-1-24 | 3,000 | 3,095 |
| Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8-15-41 | 500 | 548 |
| Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34 | 3,000 | 3,027 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Texas (Continued) | | |
| Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12-1-27 | $ 2,500 | $ 2,521 |
| Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11-15-26 | 2,500 | 2,510 |
| Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A: 6.500%, 5-15-31 | 1,000 | 1,110 |
| Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7-1-32 | 500 | 536 |
| North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016, 4.000%, 12-15-35 | 3,090 | 3,206 |
| North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (B) | 26,000 | 17,755 |
| Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A: 6.500%, 8-15-39 | 1,000 | 1,039 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39 | 2,500 | 2,630 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010: | | |
| 7.500%, 6-30-33 | 3,000 | 3,253 |
| 7.000%, 6-30-40 | 5,000 | 5,368 |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40 | 2,500 | 2,635 |
| TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2016 (Insured by BAMAC), 4.000%, 5-1-33 | 500 | 507 |
| TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5-1-26 | 3,740 | 4,044 |
| TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC): 0.000%, 8-15-26 (B) | 24,500 | 19,610 |
| TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8-15-37 | 1,000 | 1,090 |
| TX Water Dev Board, State Water Implementation Rev Fund for TX Rev Bonds, Ser 2018B, 5.000%, 10-15-38 (C) | 8,000 | 9,196 |
| | | 89,285 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Utah – 0.1% | | |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Syracuse Arts Acadamy Proj), Ser 2017, 5.000%, 4-15-37 | $1,000 | $ 1,089 |
| Virginia – 0.6% | | |
| Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7-1-29 | 3,000 | 3,041 |
| Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7-1-27 | 1,605 | 1,622 |
| | | 4,663 |
| Washington – 1.3% | | |
| Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35 | 2,000 | 2,207 |
| WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7-1-39 | 1,000 | 1,037 |
| WA Hlth Care Fac Auth, Rev Bonds (Providence Hlth & Svc), Ser 2014D, 5.000%, 10-1-38 | 5,000 | 5,425 |
| WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3-1-29 | 2,500 | 2,553 |
| | | 11,222 |
| West Virginia – 0.1% | | |
| WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6-1-39 | 500 | 512 |
| Wisconsin – 1.4% | | |
| Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12-1-19 | 1,000 | 1,032 |
| WI Gen Fund Annual Appropriation Bonds, Ser 2009A: 5.750%, 5-1-33 | 1,000 | 1,023 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Ascension Sr Credit Group), Ser 2016A, 4.000%, 11-15-33 | 1,000 | 1,032 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4-15-39 | 1,500 | 1,582 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12-1-41 | 4,000 | 4,395 |

# IVY MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Wisconsin (Continued) | | |
| WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2-15-39 | $2,500 | $ 2,543 |
| | | 11,607 |
| **TOTAL MUNICIPAL BONDS – 90.3%** | | **$747,203** |
| (Cost: $701,883) | | |

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| Commercial Paper (D) – 0.4% | | |
| J.M. Smucker Co. (The), 2.400%, 10-1-18 | 3,164 | 3,163 |
| Master Note – 0.7% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (E) | 5,929 | 5,929 |
| Municipal Obligations – 6.2% | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.550%, 10-7-18 (E) | 7,250 | 7,250 |
| CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.630%, 10-7-18 (E) | 4,400 | 4,400 |
| FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps), 1.650%, 10-1-18 (E) | 2,000 | 2,000 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Municipal Obligations (Continued) | | |
| Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.) (BVAL plus 10 bps), 1.550%, 10-7-18 (E) | $9,500 | $9,500 |
| LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.590%, 10-7-18 (E) | 2,500 | 2,500 |
| MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.650%, 10-1-18 (E) | 500 | 500 |
| Minneapolis, MN, Hsng Dev, Rfdg Rev Bonds (One Ten Grant Proj), Ser 1989 (GTD by FNMA) (BVAL plus 8 bps), 1.580%, 10-7-18 (E) | 1,500 | 1,500 |
| NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 1.550%, 10-7-18 (E) | 7,000 | 7,000 |
| NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.610%, 10-7-18 (E) | 5,000 | 5,000 |
| SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.), 2.330%, 10-17-18 | 2,900 | 2,900 |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.650%, 10-7-18 (E) | 5,000 | 5,000 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Municipal Obligations (Continued) | | |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.670%, 10-1-18 (E) | $2,540 | $ 2,540 |
| WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 25 bps), 1.580%, 10-7-18 (E) | 1,500 | 1,500 |
| | | 51,590 |
| United States Government Agency Obligations – 1.4% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.170%, 10-7-18 (E) | 6,265 | 6,265 |
| 2.220%, 10-7-18 (E) | 5,000 | 5,000 |
| | | 11,265 |
| **TOTAL SHORT-TERM SECURITIES – 8.7%** | | **$ 71,947** |
| (Cost: $71,948) | | |
| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$827,451** |
| (Cost: $782,206) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES (F) – 0.0% | | 60 |
| **NET ASSETS – 100.0%** | | **$ 827,511** |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Zero coupon bond.

(C) Purchased on a when-issued basis with settlement subsequent to September 30, 2018.

(D) Rate shown is the yield to maturity at September 30, 2018.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Cash of $364 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2018 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation |
|---|---|---|---|---|---|---|
| U.S. 30-Year Treasury Bond | Short | 144 | 12-19-18 | 14,400 | $(20,232) | $531 |

SEPTEMBER 30, 2018 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** |  |  |  |
| Investments in Securities |  |  |  |
| Investment Funds | $8,301 | $ — | $ — |
| Municipal Bonds | — | 747,203 | — |
| Short-Term Securities | — | 71,947 | — |
| Total | $8,301 | $819,150 | $ — |
| Futures Contracts | $ 531 | $ — | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
BHAC = Berkshire Hathaway Assurance Corp.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 0.0% |
| Bonds | 97.0% |
| Municipal Bonds | 97.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.0% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 36.3% |
| AAA | 0.2% |
| AA | 1.7% |
| A | 12.9% |
| BBB | 21.5% |
| Non-Investment Grade | 60.7% |
| BB | 17.3% |
| B | 8.6% |
| CCC | 0.4% |
| Below CCC | 0.2% |
| Non-rated | 34.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities | 3.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# SCHEDULE OF INVESTMENTS

IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Education Services – 0.0% | | |
| 1155 Island Avenue LLC (G)(H)(I) .... | 6,578 | $ 49 |
| **TOTAL COMMON STOCKS – 0.0%** | | **$ 49** |
| (Cost: $–) | | |

| MUNICIPAL BONDS | Principal | |
|---|---|---|
| **Alabama – 3.0%** | | |
| AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21 ............ | $ 1,000 | 1,068 |
| AL Econ Stlmt Auth, BP Stlmt Rev Bonds, Ser 2016A, 4.000%, 9-15-33 ............ | 9,000 | 9,184 |
| Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6-1-37 ............ | 8,485 | 8,403 |
| Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53 ............ | 10,470 | 12,254 |
| Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46 ............ | 6,000 | 7,014 |
| | | 37,923 |
| **Alaska – 0.8%** | | |
| Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46 ............ | 10,000 | 10,000 |
| **American Samoa – 0.6%** | | |
| American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9-1-35 ............ | 8,000 | 7,728 |
| **Arizona – 2.3%** | | |
| AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 81 bps), 0.981%, 1-1-37 (A) ............ | 10,000 | 9,524 |
| AZ Indl Dev Auth, Edu Rev and Rfdg Bonds (AZ Agribusiness & Equine Ctr, Inc. Proj), Ser 2017B, 5.000%, 3-1-42 ............ | 1,500 | 1,482 |
| Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12-15-43 ............ | 1,500 | 1,619 |
| Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A: | | |
| 6.000%, 12-1-27 ............ | 2,390 | 2,560 |
| 6.000%, 12-1-32 ............ | 1,430 | 1,518 |
| 6.250%, 12-1-42 ............ | 2,150 | 2,286 |
| 6.250%, 12-1-46 ............ | 2,500 | 2,656 |
| Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3-1-42 ............ | 5,500 | 6,245 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Arizona** (Continued) | | |
| Phoenix, AZ, Indl Dev Auth, Student Hsng Rfdg Rev Bonds (Downtown Phoenix Student Hsng LLC – AZ State Univ Proj), Ser 2018A, 5.000%, 7-1-42 ............ | $ 1,000 | $ 1,081 |
| | | 28,971 |
| **California – 11.2%** | | |
| CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6-1-55 (B) ............ | 6,250 | 314 |
| CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A: | | |
| 5.000%, 7-1-41 ............ | 1,750 | 1,811 |
| 5.000%, 7-1-46 ............ | 1,670 | 1,723 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10-1-22 ............ | 265 | 278 |
| CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9-1-30 ............ | 2,040 | 2,097 |
| CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11-15-31 ............ | 750 | 873 |
| CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A: | | |
| 4.000%, 12-31-47 ............ | 5,000 | 4,932 |
| 5.000%, 12-31-47 ............ | 1,500 | 1,635 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-42 ............ | 1,200 | 1,225 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Encore Edu Oblig Group), Ser 2016A: | | |
| 5.000%, 6-1-42 ............ | 2,010 | 1,790 |
| 5.000%, 6-1-52 ............ | 1,890 | 1,628 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch - Oblig Group), Ser 2017G: | | |
| 5.000%, 6-1-47 ............ | 675 | 693 |
| 5.000%, 6-1-53 ............ | 675 | 688 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Summit Pub Sch - Oblig Group), Ser 2017, 5.000%, 6-1-47 ............ | 1,500 | 1,605 |
| CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch - Oblig Group), Ser 2016, 5.000%, 8-1-41 ............ | 1,500 | 1,584 |
| CA Sch Fin Auth, Edu Fac Rev Bonds (River Springs Charter Sch), Ser 2017A: | | |
| 5.000%, 7-1-47 ............ | 1,975 | 2,043 |
| 5.000%, 7-1-52 ............ | 1,000 | 1,027 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2016C, 5.250%, 7-1-52 ............ | 3,660 | 3,916 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6-1-45 (C) ............ | $ 4,000 | $ 2,411 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013: | | |
| 5.625%, 11-1-33 ............ | 1,400 | 1,559 |
| 5.875%, 11-1-43 ............ | 1,890 | 2,101 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A: | | |
| 5.000%, 12-1-46 ............ | 3,000 | 3,192 |
| 5.250%, 12-1-56 ............ | 2,500 | 2,665 |
| CA Statewide Cmnty Dev Auth, Rfdg Rev Bonds (CA Baptist Univ), Ser 2017A, 5.000%, 11-1-41 ............ | 1,000 | 1,095 |
| CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009: | | |
| 6.625%, 11-15-24 ............ | 2,490 | 2,604 |
| 7.000%, 11-15-29 ............ | 3,500 | 3,674 |
| 7.250%, 11-15-41 ............ | 6,000 | 6,316 |
| CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5-15-40 ............ | 1,500 | 1,641 |
| CA Various Purp GO Bonds: | | |
| 6.000%, 4-1-35 ............ | 500 | 510 |
| Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9-15-40 ............ | 5,000 | 5,335 |
| Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9-15-42 ............ | 2,760 | 2,917 |
| Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1-15-53 ............ | 2,800 | 2,728 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6-1-29 ............ | 1,250 | 1,411 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6-1-35 ............ | 6,265 | 6,980 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6-1-47 ............ | 2,000 | 2,049 |
| Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 4.000%, 11-1-39 ............ | 8,700 | 8,329 |
| Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part: | | |
| 6.625%, 11-1-29 ............ | 2,000 | 2,104 |
| 6.000%, 11-1-41 ............ | 3,000 | 3,259 |
| Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40 ............ | 2,500 | 2,732 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| California (Continued) | | |
| Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds: | | |
| 7.750%, 8-1-28 | $ 1,000 | $ 1,003 |
| 8.000%, 8-1-38 | 1,500 | 1,506 |
| San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011: | | |
| 8.000%, 12-1-26 | 1,400 | 1,606 |
| 8.000%, 12-1-31 | 9,400 | 10,611 |
| 7.500%, 12-1-41 | 4,000 | 4,408 |
| San Diego, CA, Tob Stlmt Rev Funding Corp., Tob Stlmt Bonds, Ser 2018C, 4.000%, 6-1-32 | 980 | 1,004 |
| San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42 | 6,000 | 6,632 |
| Successor Agy to the Commerce Cmnty Dev Comsn, Tax Alloc Rfdg Bonds, Ser 2018A (Insured by AGM), 5.000%, 8-1-19 | 250 | 256 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37 | 13,000 | 13,059 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6-1-46 | 6,650 | 6,680 |
| | | 142,239 |
| Colorado – 4.7% | | |
| AR River Power Auth, CO Power Supply Sys Rev Rfdg Bonds, Ser 2018A, 5.000%, 10-1-43 | 5,000 | 5,434 |
| Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10-1-40 | 10,325 | 10,325 |
| Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10-1-40 | 5,000 | 5,242 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12-1-38 | 2,785 | 2,810 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12-1-38 | 1,090 | 1,101 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Colorado (Continued) | | |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11-15-38 | $4,000 | $ 4,025 |
| CO Edu and Cultural Fac Auth, Charter Sch Rev Dev and Rfdg Bonds (Windsor Charter Academy Proj), Ser 2016: | | |
| 3.875%, 9-1-26 | 570 | 549 |
| 5.000%, 9-1-36 | 1,000 | 1,001 |
| 5.000%, 9-1-46 | 1,390 | 1,353 |
| CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1-1-44 | 3,250 | 3,541 |
| CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11-15-40 | 1,250 | 1,356 |
| CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1-1-37 | 1,000 | 1,028 |
| CO Intl Ctr Metro Dist No. 3, GO Rfdg and Impvt Bonds, Ser 2016, 5.000%, 12-1-46 | 3,140 | 2,963 |
| Green Gables Metro Dist No. 1, Ltd. Tax GO Bonds, Ser 2016A, 5.300%, 12-1-46 | 1,250 | 1,251 |
| Leyden Rock Metro Dist No. 10 (Arvada, CO), Ltd. Tax GO Rfdg and Impvt Bonds, Ser 2016A, 5.000%, 12-1-45 | 1,250 | 1,274 |
| Leyden Rock Metro Dist No. 10 (Arvada, CO), Ltd. Tax Subordinate GO Bonds, Ser 2016B, 7.250%, 12-15-45 | 500 | 491 |
| Littleton Vlg Metro Dist No. 2, Ltd. Tax GO and Spl Rev Bonds, Ser 2015, 5.375%, 12-1-45 | 1,700 | 1,719 |
| Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11-15-38 | 3,000 | 4,035 |
| Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30 | 6,000 | 6,333 |
| Sierra Ridge Metro Dist No. 2, Ltd. Tax GO Bonds, Ser 2016A, 5.500%, 12-1-46 | 1,500 | 1,525 |
| Solaris Metro Dist No. 3, Ltd. Tax GO Rfdg Bonds, Ser 2016A, 5.000%, 12-1-46 | 1,880 | 1,924 |
| | | 59,280 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Connecticut – 0.2% | | |
| CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A: | | |
| 5.000%, 9-1-46 | $1,000 | $1,032 |
| 5.000%, 9-1-53 | 1,600 | 1,643 |
| | | 2,675 |
| District Of Columbia – 0.1% | | |
| Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10-1-44 (B) | 1,000 | 1,259 |
| Florida – 4.2% | | |
| Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009: | | |
| 6.500%, 11-1-29 | 3,125 | 3,198 |
| 6.750%, 11-1-39 | 4,450 | 4,552 |
| Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2014A, 8.250%, 1-1-49 (C) | 3,000 | 2,250 |
| Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016A, 5.750%, 1-1-50 (C) | 645 | 573 |
| Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016B, 7.000%, 1-1-35 (C) | 555 | 529 |
| FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A: | | |
| 6.000%, 9-15-40 | 8,000 | 8,294 |
| 6.125%, 6-15-43 | 6,500 | 6,720 |
| FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A: | | |
| 6.000%, 6-15-34 | 110 | 115 |
| 6.125%, 6-15-44 | 5,300 | 5,472 |
| FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2015A, 6.000%, 6-15-35 | 2,000 | 2,091 |
| FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10-1-38 | 1,890 | 1,895 |
| Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47 | 9,835 | 10,731 |
| Miami-Dade Cnty Indl Dev Auth, Rev Bonds (Youth Co-Op Charter Sch Proj), Ser 2015A, 6.000%, 9-15-45 | 3,250 | 3,276 |
| Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-40 | 2,000 | 2,167 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Florida** (Continued) | | |
| Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, | | |
| 5.375%, 10-1-47 | $ 2,000 | $ 2,145 |
| | | 54,008 |
| **Georgia – 1.8%** | | |
| Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A: | | |
| 6.000%, 7-1-36 | 1,250 | 1,148 |
| 6.000%, 7-1-51 | 4,000 | 3,502 |
| Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, | | |
| 7.250%, 1-1-46 | 15,000 | 14,076 |
| Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, | | |
| 7.250%, 1-1-49 | 4,000 | 4,471 |
| | | 23,197 |
| **Guam – 0.4%** | | |
| Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A: | | |
| 6.625%, 12-1-30 | 1,400 | 1,437 |
| 6.875%, 12-1-40 | 3,500 | 3,599 |
| | | 5,036 |
| **Hawaii – 0.2%** | | |
| Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, | | |
| 8.750%, 11-15-29 | 300 | 320 |
| Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, | | |
| 5.750%, 5-15-42 | 2,000 | 2,019 |
| | | 2,339 |
| **Idaho – 0.1%** | | |
| ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A: | | |
| 6.250%, 7-1-40 | 1,000 | 1,021 |
| 6.250%, 7-1-45 | 550 | 561 |
| | | 1,582 |
| **Illinois – 8.9%** | | |
| Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, | | |
| 6.870%, 2-15-24 | 800 | 801 |
| Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, | | |
| 5.000%, 1-1-35 | 3,000 | 3,230 |
| Chicago Multi-Fam Hsng, Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, | | |
| 6.125%, 12-1-43 | 8,960 | 7,867 |
| Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2015D, | | |
| 5.000%, 1-1-46 | 2,000 | 2,153 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Illinois** (Continued) | | |
| Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A: | | |
| 5.750%, 1-1-39 | $ 1,000 | $ 1,078 |
| Chicago O'Hare Intl Arpt, Sr Spl Fac Rev Bonds (Trips Oblig Group), Ser 2018, | | |
| 5.000%, 7-1-48 | 1,000 | 1,076 |
| Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, | | |
| 6.750%, 10-15-40 | 6,500 | 6,829 |
| IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, | | |
| 6.500%, 12-1-32 | 4,550 | 4,659 |
| IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009: | | |
| 6.500%, 4-1-44 | 5,000 | 5,215 |
| IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012: | | |
| 5.625%, 5-15-42 | 5,300 | 5,513 |
| 5.750%, 5-15-46 | 2,500 | 2,606 |
| IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, | | |
| 6.750%, 10-15-40 | 6,500 | 6,829 |
| IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, | | |
| 7.250%, 11-1-38 | 2,565 | 2,576 |
| IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, | | |
| 7.000%, 8-15-44 | 5,000 | 5,215 |
| IL Fin Auth, Rev Rfdg Bonds (The Admiral at the Lake Proj), Ser 2017: | | |
| 5.250%, 5-15-42 | 5,000 | 5,014 |
| 5.250%, 5-15-54 | 3,000 | 2,966 |
| IL GO Bonds, Ser 2017D, | | |
| 5.000%, 11-1-26 | 10,000 | 10,557 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/ Green Mount Redev Proj), Ser 2011A, | | |
| 7.000%, 7-1-41 | 6,000 | 6,054 |
| SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, | | |
| 7.000%, 12-1-22 | 3,615 | 3,645 |
| SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, | | |
| 5.250%, 3-1-23 | 4,320 | 4,328 |
| SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, | | |
| 5.850%, 12-1-36 | 2,675 | 2,349 |
| Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010: | | |
| 7.250%, 11-15-40 | 1,100 | 1,136 |
| 7.375%, 11-15-45 | 1,500 | 1,551 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **Illinois** (Continued) | | |
| Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, | | |
| 6.500%, 12-1-32 | $4,825 | $ 4,763 |
| Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A: | | |
| 5.750%, 12-1-35 | 2,705 | 2,690 |
| 5.625%, 12-1-41 | 3,000 | 2,904 |
| Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, | | |
| 5.625%, 12-1-31 | 1,505 | 1,466 |
| Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, | | |
| 8.000%, 10-1-36 | 8,000 | 8,514 |
| | | 113,584 |
| **Indiana – 3.4%** | | |
| City of Carmel, IN, Rev Bonds, Ser 2012A: | | |
| 7.000%, 11-15-27 | 1,575 | 1,603 |
| 7.000%, 11-15-32 | 2,000 | 2,011 |
| 7.125%, 11-15-42 | 7,500 | 7,516 |
| 7.125%, 11-15-47 | 5,750 | 5,753 |
| IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, | | |
| 5.000%, 6-1-39 | 5,000 | 4,987 |
| Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, | | |
| 6.000%, 7-15-27 | 5,170 | 5,517 |
| Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, | | |
| 6.000%, 8-1-39 | 5,000 | 5,043 |
| Westfield Redev Dist, Tax Incr Rev Bonds of 2009, | | |
| 6.500%, 2-1-30 | 2,000 | 2,117 |
| Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, | | |
| 7.000%, 2-1-30 | 5,565 | 5,922 |
| Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016, | | |
| 4.000%, 1-15-32 | 2,600 | 2,407 |
| | | 42,876 |
| **Iowa – 0.2%** | | |
| IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, | | |
| 5.000%, 6-1-36 | 2,425 | 2,566 |
| **Kansas – 1.6%** | | |
| Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009: | | |
| 6.250%, 9-1-24 | 1,145 | 1,160 |
| 7.000%, 9-1-29 | 900 | 920 |
| 7.000%, 9-1-38 | 3,500 | 3,572 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Kansas (Continued) | | |
| Atchison, KS, Hosp Rev Bnds (Atchison Hosp Assoc), Ser 2009 (Blmbrg Fair Val Yld Index for the Qualified "A" Rtd Muni Indx 5-Year Mtrty plus 290 bps), 4.480%, 9-1-30 (A) | $ 1,000 | $ 1,022 |
| Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8-1-37 | 7,500 | 7,880 |
| Lenexa, KS, Hlth Care Fac Rev Bonds (Lakeview Village, Inc.), Ser 2018A: | | |
| 4.000%, 5-15-34 | 1,000 | 972 |
| 5.000%, 5-15-39 | 1,500 | 1,589 |
| Unif Govt of Wyandotte Cnty, Kansas City, KS, Spl Oblig Rfdg and Impvt Rev Bonds (Wyandotte Plaza Redev Proj), Ser 2016, 5.000%, 12-1-34 | 3,000 | 3,003 |
| | | 20,118 |
| Kentucky – 1.6% | | |
| KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A: | | |
| 6.375%, 6-1-40 | 5,500 | 5,882 |
| 6.500%, 3-1-45 | 2,500 | 2,679 |
| KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7-1-49 | 4,000 | 4,334 |
| Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8-1-40 | 2,000 | 2,150 |
| Pub Enrg Auth of KY, Gas Supply Rev Bonds, Ser 2018B, 4.000%, 1-1-49 | 5,000 | 5,280 |
| | | 20,325 |
| Louisiana – 0.8% | | |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6-1-45 | 4,950 | 5,036 |
| LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1-1-33 | 1,000 | 1,012 |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A, 8.375%, 7-1-39 (C) | 13,547 | —* |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7-1-39 (C) | 12,202 | —* |
| LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7-1-39 (C) | 1,977 | —* |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Louisiana (Continued) | | |
| New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1-1-40 | $ 4,600 | $ 4,647 |
| | | 10,695 |
| Maine – 0.1% | | |
| ME Fin Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2015R-2, 4.375%, 8-1-35 | 1,000 | 999 |
| Maryland – 0.1% | | |
| MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35 | 1,750 | 1,858 |
| Massachusetts – 0.3% | | |
| MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7-1-42 | 4,000 | 4,344 |
| Michigan – 2.9% | | |
| Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4-1-23 | 220 | 211 |
| Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12-1-20 | 3,090 | 3,143 |
| MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11-15-35 | 5,340 | 5,493 |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012: | | |
| 7.100%, 10-1-31 (C) | 2,000 | 60 |
| 7.450%, 10-1-41 (C) | 3,000 | 90 |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9-1-40 | 4,535 | 4,558 |
| MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A: | | |
| 5.900%, 12-1-30 | 2,000 | 1,976 |
| 6.500%, 12-1-40 | 3,000 | 3,009 |
| MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12-1-30 | 1,720 | 1,696 |
| MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6-1-42 | 7,600 | 7,614 |
| MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008C, 0.000%, 6-1-58 (B) | 100,000 | 3,043 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Michigan (Continued) | | |
| MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6-1-22 | $3,335 | $ 3,331 |
| The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008: | | |
| 6.000%, 11-15-18 | 310 | 310 |
| 7.000%, 11-15-38 | 2,400 | 2,302 |
| | | 36,836 |
| Minnesota – 0.3% | | |
| Minneapolis Hlth Care Sys, Rev Bonds (Fairview Hlth Svc), Ser 2008B, 6.500%, 11-15-38 | 3,675 | 3,695 |
| Missouri – 2.5% | | |
| Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12-1-29 | 445 | 440 |
| Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6-1-39 | 2,500 | 2,492 |
| Branson, MO, Indl Dev Auth, Tax Incr Rfdg Rev Bonds (Branson Shoppes Redev Proj), Ser 2017A, 3.900%, 11-1-29 | 1,050 | 1,035 |
| Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A: | | |
| 5.875%, 12-1-31 | 675 | 438 |
| 6.125%, 12-1-36 | 875 | 569 |
| Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A: | | |
| 5.250%, 10-1-21 | 235 | 232 |
| 5.400%, 10-1-26 | 1,145 | 1,092 |
| 5.500%, 10-1-31 | 1,925 | 1,775 |
| 5.550%, 10-1-36 | 1,725 | 1,539 |
| Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10-1-30 | 1,500 | 1,545 |
| Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11-1-23 | 275 | 238 |
| Kirkwood, MO, Indl Dev Auth, Ret Cmnty Rev Bonds (Aberdeen Heights), Ser 2017A, 5.250%, 5-15-50 | 4,000 | 4,192 |
| Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 0.000%, 4-1-55 (B) | 3,626 | 635 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Missouri (Continued) | | |
| MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6-1-20 | $ 415 | $ 428 |
| St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM): | | |
| 0.000%, 7-15-36 (B) | 2,250 | 1,059 |
| 0.000%, 7-15-37 (B) | 4,000 | 1,786 |
| Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4-1-27 (C) | 1,250 | 350 |
| Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4-1-33 (C) | 3,950 | 1,580 |
| The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12-1-28 | 1,000 | 150 |
| The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29 (C) | 2,185 | 1,398 |
| The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8-15-32 | 8,420 | 8,422 |
| | | 31,395 |
| Nebraska – 0.9% | | |
| Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012: | | |
| 5.250%, 9-1-37 | 8,000 | 8,725 |
| 5.000%, 9-1-42 | 2,000 | 2,163 |
| | | 10,888 |
| Nevada – 0.6% | | |
| Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12-15-45 | 2,515 | 2,562 |
| NV Dept of Business and Industry, Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2018A, 5.000%, 12-15-48 | 500 | 505 |
| Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12-1-38 | 3,265 | 3,297 |
| Reno, NV, First Lien Sales Tax Rev Rfdg Bonds (Retrac-Reno Trans Rail Access Corridor Proj), Ser 2018A (Insured by AGM), 5.000%, 6-1-48 | 1,000 | 1,115 |
| | | 7,479 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| New Hampshire – 0.2% | | |
| NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41 | $2,300 | $2,465 |
| New Jersey – 0.9% | | |
| NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012: | | |
| 5.000%, 6-15-26 | 1,000 | 1,064 |
| 5.000%, 6-15-28 | 1,000 | 1,058 |
| 5.000%, 6-15-29 | 500 | 527 |
| NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9-15-23 | 2,000 | 2,145 |
| NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds (Univ Hosp Issue), Ser 2015A, 5.000%, 7-1-46 | 2,355 | 2,551 |
| Tob Stlmt Fin Corp., Tob Stlmt Bonds, Ser 2018B, 5.000%, 6-1-46 | 4,000 | 4,226 |
| | | 11,571 |
| New Mexico – 0.4% | | |
| NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7-1-42 | 4,750 | 5,055 |
| New York – 4.4% | | |
| Build NYC Res Corp., Rev Bonds (Albert Einstein Sch of Medicine, Inc. Proj), Ser 2015, 5.500%, 9-1-45 | 5,000 | 5,355 |
| Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM): 5.000%, 10-1-22 | 1,000 | 1,060 |
| Glen Cove Local Econ Assistance Corp., Convertible Cap Apprec Rev Bonds (Garvies Point Pub Impvt Proj), Ser 2016C, 0.000%, 1-1-55 (B) | 5,000 | 4,167 |
| MTA Hudson Rail Yards Trust Oblig, Ser 2016A, 5.000%, 11-15-56 | 5,000 | 5,339 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1-1-49 | 8,750 | 9,252 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1-1-49 | 2,905 | 3,070 |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7-1-20 | 1,488 | 1,505 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| New York (Continued) | | |
| Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1-1-49 | $ 10,771 | $ 1,831 |
| Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds, 5.125%, 6-1-46 | 10,000 | 9,722 |
| NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A, 5.000%, 6-1-51 | 1,000 | 1,039 |
| NY Trans Dev Corp., Spl Fac Rev Bonds (Delta Air Lines, Inc. - LaGuardia Arpt Terminals C&D Redev Proj), Ser 2018, 4.000%, 1-1-36 | 1,000 | 995 |
| The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1-1-46 | 10,000 | 10,199 |
| Westchester Tob Asset Securitization Corp., Tob Stlmt Bonds, Ser 2016B, 5.000%, 6-1-41 | 2,500 | 2,670 |
| | | 56,204 |
| North Carolina – 0.2% | | |
| NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1-1-39 | 1,520 | 1,570 |
| NC Tpk Auth, Monroe Expressway Toll Rev Bonds, Ser 2016C, 0.000%, 7-1-41 (B) | 4,160 | 1,402 |
| | | 2,972 |
| Ohio – 2.4% | | |
| Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007, 5.125%, 6-1-24 | 2,870 | 2,846 |
| Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2, 5.875%, 6-1-47 | 10,000 | 10,000 |
| Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5-15-40 | 2,450 | 2,646 |
| Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2-15-48 | 5,000 | 5,138 |
| Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33 | 4,000 | 4,253 |
| SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, 6.000%, 12-1-42 | 3,750 | 4,001 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Ohio (Continued) | | |
| Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5-15-40 | $ 1,175 | $ 1,266 |
| | | 30,150 |
| Oklahoma – 0.3% | | |
| OK Dev Fin Auth, Hlth Sys Rev Bonds (OU Medicine Proj), Ser 2018B, 5.500%, 8-15-57 | 3,000 | 3,312 |
| Oregon – 1.0% | | |
| Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5-15-42 | 1,900 | 2,062 |
| OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A: | | |
| 6.125%, 9-1-30 | 885 | 942 |
| 6.375%, 9-1-40 | 1,750 | 1,889 |
| Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7-1-30 | 5,000 | 5,419 |
| Salem, OR, Hosp Fac Auth, Rev Bonds (Capital Manor Proj), Ser 2018, 5.000%, 5-15-53 (D) | 1,895 | 2,015 |
| | | 12,327 |
| Pennsylvania – 5.9% | | |
| Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1-1-45 | 5,000 | 5,149 |
| Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1-1-41 | 3,000 | 3,067 |
| Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8-15-40 | 13,935 | 12,282 |
| Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7-1-43 | 5,000 | 5,046 |
| PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7-1-43 | 2,530 | 2,697 |
| PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7-1-21 | 1,000 | 1,055 |
| PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 6.288%, 12-1-38 | 16,000 | 19,495 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Pennsylvania (Continued) | | |
| Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11-15-40 | $1,000 | $ 1,025 |
| Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011: | | |
| 7.150%, 12-15-36 | 6,000 | 6,568 |
| 7.625%, 12-15-41 | 6,925 | 7,659 |
| Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12-15-41 | 3,500 | 3,821 |
| Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8-1-40 | 755 | 794 |
| Scranton-Lackawanna Hlth and Welfare Auth, Univ Rev Bonds (Marywood Univ Proj), Ser 2016, 5.000%, 6-1-46 | 4,265 | 4,267 |
| The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992: | | |
| 7.300%, 7-1-12 (C) | 1,920 | 806 |
| 7.350%, 7-1-22 (C) | 3,400 | 1,428 |
| | | 75,159 |
| Rhode Island – 0.4% | | |
| Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6-1-50 | 5,000 | 5,215 |
| South Carolina – 0.5% | | |
| Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1-1-34 | 1,550 | 1,681 |
| SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42 | 5,000 | 5,327 |
| | | 7,008 |
| Tennessee – 0.3% | | |
| Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7-1-40 | 3,000 | 3,327 |
| Texas – 18.1% | | |
| Arlington, TX, Higher Edu Fin Corp., Edu Rev Bonds (Wayside Sch), Ser 2016A: | | |
| 4.375%, 8-15-36 | 640 | 629 |
| 4.625%, 8-15-46 | 1,250 | 1,235 |
| Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A, 5.375%, 8-15-36 | 4,585 | 4,680 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Texas (Continued) | | |
| Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45 | $ 1,750 | $ 1,870 |
| Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45 | 3,150 | 3,302 |
| Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3-1-33 | 4,000 | 4,119 |
| Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010: | | |
| 0.000%, 1-1-36 (B) | 2,500 | 1,211 |
| 0.000%, 1-1-40 (B) | 2,000 | 788 |
| Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2015A, 5.000%, 1-1-45 | 4,000 | 4,348 |
| Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016, 5.000%, 1-1-46 | 2,000 | 2,180 |
| Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013: | | |
| 5.000%, 1-1-33 | 6,000 | 6,425 |
| 5.000%, 1-1-42 | 3,000 | 3,186 |
| Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11-1-45 | 13,500 | 14,079 |
| Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11-1-44 | 5,000 | 5,369 |
| Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4-1-53 | 15,000 | 16,603 |
| Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A: | | |
| 8.625%, 9-1-29 | 115 | 122 |
| 9.000%, 9-1-38 | 4,110 | 4,363 |
| Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8-15-28 | 5,000 | 5,219 |
| Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008: | | |
| 6.000%, 2-15-33 | 2,000 | 2,003 |
| 6.000%, 2-15-38 | 1,850 | 1,853 |
| Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5-15-41 | 3,800 | 4,255 |
| Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B: | | |
| 5.000%, 7-1-25 | 1,000 | 1,073 |
| 5.000%, 7-1-26 | 2,680 | 2,872 |
| La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8-15-38 | 7,245 | 7,355 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Texas (Continued) | | |
| La Vernia Higher Edu Fin Corp., Edu Rev Bonds (KIPP, Inc.), Ser 2009A, 6.375%, 8-15-44 | $4,000 | $ 4,143 |
| Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12-1-24 | 4,275 | 4,278 |
| Montgomery, TX, Cnty Toll Road Auth, Sr Lien Toll Road Rev Bonds, Ser 2018, 5.000%, 9-15-48 | 1,000 | 1,071 |
| New Hope Cultural Edu Fac Fin Corp., Edu Rev Bonds (Jubilee Academic Ctr), Ser 2016A, 5.000%, 8-15-46 | 6,000 | 5,973 |
| New Hope Cultural Edu Fac Fin Corp., TX Ret Fac Rev Bonds (Carillon Lifecare Cmnty Proj), Ser 2016: | | |
| 5.000%, 7-1-36 | 1,250 | 1,279 |
| 5.000%, 7-1-46 | 2,000 | 2,027 |
| North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9-1-43 (B) | 5,000 | 5,387 |
| North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A, 5.000%, 1-1-39 | 2,000 | 2,200 |
| Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A: | | |
| 6.250%, 8-15-29 | 1,250 | 1,295 |
| 6.500%, 8-15-39 | 2,000 | 2,077 |
| Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7-1-38 (C) | 17,870 | 5,361 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A: | | |
| 7.300%, 6-1-29 | 400 | 414 |
| 7.750%, 6-1-39 | 1,200 | 1,247 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Air Force Vig Oblig Group Proj), Ser 2016, 5.000%, 5-15-45 | 6,650 | 6,888 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckner Sr Living – Ventana Proj), Ser 2017A: | | |
| 6.750%, 11-15-47 | 1,000 | 1,100 |
| 6.750%, 11-15-52 | 2,500 | 2,741 |
| Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A: | | |
| 4.625%, 11-15-41 (C) | 2,500 | 1,730 |
| 4.875%, 11-15-48 (C) | 5,750 | 3,971 |
| 5.000%, 11-15-55 (C) | 7,000 | 4,828 |
| TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-32 | $ 4,000 | $ 4,284 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010: | | |
| 7.500%, 6-30-32 | 3,500 | 3,796 |
| 7.500%, 6-30-33 | 2,700 | 2,927 |
| 7.000%, 6-30-40 | 14,000 | 15,031 |
| TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39 | 17,750 | 18,677 |
| TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2-15-40 | 5,000 | 5,335 |
| TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41 | 16,445 | 17,569 |
| Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8-15-34 | 5,000 | 5,501 |
| | | 230,269 |
| Utah – 0.4% | | |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7-15-30 | 1,015 | 1,065 |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7-15-45 | 2,100 | 2,200 |
| UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7-15-40 | 2,160 | 2,204 |
| | | 5,469 |
| Vermont – 0.1% | | |
| Vermont Econ Dev Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2013, 4.625%, 4-1-36 | 1,000 | 988 |
| Virgin Islands – 0.2% | | |
| VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.750%, 10-1-37 | 3,000 | 3,033 |
| Virginia – 3.3% | | |
| Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A, 2.000%, 10-1-48 | $ 2,248 | $ 197 |
| Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7-1-38 | 4,965 | 5,039 |
| Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C: | | |
| 7.250%, 7-1-19 | 125 | 130 |
| 7.500%, 7-1-29 | 25 | 25 |
| Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007B, 5.625%, 9-1-41 | 2,779 | 1,940 |
| Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007C, 0.000%, 9-1-41 (B) | 821 | 43 |
| Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9-1-45 (B) | 859 | 622 |
| Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3-1-36 | 4,300 | 4,623 |
| VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7-1-34 | 4,590 | 4,844 |
| VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012: | | |
| 6.000%, 1-1-37 | 8,265 | 9,072 |
| 5.500%, 1-1-42 | 11,000 | 11,833 |
| VA Small Business Fin Auth, Tax-Exempt Sr Lien Private Activity Rev Bonds (Transform 66 P3 Proj), Ser 2017, 5.000%, 12-31-56 | 4,000 | 4,265 |
| | | 42,633 |
| Washington – 1.0% | | |
| Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12-1-21 | 2,490 | 2,496 |
| WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009: 6.250%, 7-1-24 | 795 | 817 |
| WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3-1-38 | 4,100 | 4,192 |

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| Washington (Continued) | | |
| WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1-1-49 | $5,000 | $ 5,734 |
| | | 13,239 |
| West Virginia – 0.4% | | |
| Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10-1-37 | 5,000 | 4,979 |
| Wisconsin – 2.8% | | |
| Pub Fin Auth, Edu Rev Bonds (NC Charter Edu Fndtn Proj), Ser 2016A: | | |
| 5.000%, 6-15-36 | 1,000 | 947 |
| 5.000%, 6-15-46 | 5,000 | 4,534 |
| Pub Fin Auth, Higher Edu Fac Rev Bonds (Wittenberg Univ Proj), Ser 2016, 5.250%, 12-1-39 | 8,000 | 8,233 |
| Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7-1-42 | 8,500 | 8,901 |
| WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A: | | |
| 6.125%, 6-1-35 | 2,220 | 2,367 |
| 6.125%, 6-1-39 | 1,000 | 1,066 |
| WI Pub Fin Auth, Edu Rev Bonds (Cornerstone Charter Academy Proj), Ser 2016A, 5.125%, 2-1-46 | 4,000 | 3,800 |
| WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45 | 6,000 | 5,884 |
| | | 35,732 |
| TOTAL MUNICIPAL BONDS – 97.0% | | $1,235,002 |
| (Cost: $1,244,973) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (E) – 0.1% | | |
| Sonoco Products Co., 2.330%, 10-1-18 | $ 1,660 | $ 1,660 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (F) | 649 | 649 |
| Municipal Obligations – 1.5% | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.550%, 10-7-18 (F) | 2,000 | 2,000 |
| CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.630%, 10-7-18 (F) | 7,690 | 7,690 |
| FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps), 1.650%, 10-1-18 (F) | 2,060 | 2,060 |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.650%, 10-7-18 (F) | 1,900 | 1,900 |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.670%, 10-1-18 (F) | 290 | 290 |
| University of California (1-Month U.S. LIBOR plus 8 bps), 2.100%, 10-7-18 (F) | $4,175 | $ 4,175 |
| WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 25 bps), 1.580%, 10-7-18 (F) | 600 | 600 |
| | | 18,715 |
| TOTAL SHORT-TERM SECURITIES – 1.7% | | $ 21,024 |
| (Cost: $21,024) | | |
| TOTAL INVESTMENT SECURITIES – 98.7% | | $1,256,075 |
| (Cost: $1,265,997) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3% | | 16,211 |
| NET ASSETS – 100.0% | | $1,272,286 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Purchased on a when-issued basis with settlement subsequent to September 30, 2018.

(E)Rate shown is the yield to maturity at September 30, 2018.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G)Deemed to be an affiliate due to the Fund owning at lease 5% of the voting securities.

(H)Securities whose value was determined using significant unobservable inputs.

(I)No dividends were paid in the preceding 12 months.

SEPTEMBER 30, 2018 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $ – | $ – | $49 |
| Municipal Bonds | – | 1,235,002 | – |
| Short-Term Securities | – | 21,024 | – |
| Total | $ – | $1,256,026 | $49 |

During the period ended September 30, 2018, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
BVAL = Bloomberg Valuation Benchmark Curve
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

## IVY PZENA INTERNATIONAL VALUE FUND (a)

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 96.8% |
| Financials | 26.1% |
| Industrials | 13.9% |
| Consumer Discretionary | 12.3% |
| Energy | 10.7% |
| Information Technology | 9.1% |
| Health Care | 6.8% |
| Consumer Staples | 6.7% |
| Telecommunication Services | 5.4% |
| Utilities | 3.4% |
| Materials | 2.4% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.2% |

## Country Weightings

| | |
|---|---|
| Europe | 62.8% |
| United Kingdom | 21.5% |
| France | 12.0% |
| Switzerland | 7.3% |
| Italy | 5.6% |
| Netherlands | 4.4% |
| Germany | 4.2% |
| Other Europe | 7.8% |
| Pacific Basin | 30.2% |
| Japan | 17.9% |
| Other Pacific Basin | 12.3% |
| North America | 3.8% |
| United States | 3.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.2% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Fujitsu Ltd. | Japan | Information Technology | IT Consulting & Other Services |
| Inpex Corp. | Japan | Energy | Oil & Gas Exploration & Production |
| Volkswagen AG, 2.260% | Germany | Consumer Discretionary | Automobile Manufacturers |
| Lenovo Group Ltd. | Hong Kong | Information Technology | Technology Hardware, Storage & Peripherals |
| Honda Motor Co. Ltd. | Japan | Consumer Discretionary | Automobile Manufacturers |
| Publicis Groupe S.A. | France | Consumer Discretionary | Advertising |
| A.P. Moller - Maersk A/S | Denmark | Industrials | Marine |
| Roche Holdings AG, Genusscheine | Switzerland | Health Care | Pharmaceuticals |
| Rexel S.A. | France | Industrials | Trading Companies & Distributors |
| Saipem S.p.A. | Italy | Energy | Oil & Gas Equipment & Services |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 30, 2018, the name of Ivy Cundill Global Value Fund was changed to Ivy Pzena International Value Fund.

# SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Belgium | | |
| Financials – 0.7% | | |
| KBC Group N.V. | 29 | $ 2,155 |
| Total Belgium – 0.7% | | 2,155 |
| China | | |
| Telecommunication Services – 1.6% | | |
| China Mobile Ltd. | 472 | 4,652 |
| Utilities – 1.5% | | |
| China Resources Power Holdings Co. Ltd. | 2,568 | 4,540 |
| Total China – 3.1% | | 9,192 |
| Denmark | | |
| Financials – 0.9% | | |
| Danske Bank A.S. | 101 | 2,653 |
| Industrials – 2.5% | | |
| A.P. Moller - Maersk A/S | 5 | 7,522 |
| Total Denmark – 3.4% | | 10,175 |
| France | | |
| Consumer Discretionary – 2.5% | | |
| Publicis Groupe S.A. | 127 | 7,601 |
| Energy – 1.2% | | |
| Total S.A. | 56 | 3,600 |
| Financials – 2.3% | | |
| Credit Agricole Group | 253 | 3,643 |
| SCOR SE | 74 | 3,458 |
| | | 7,101 |
| Health Care – 0.8% | | |
| Sanofi-Aventis | 27 | 2,391 |
| Industrials – 5.2% | | |
| Bouygues S.A. | 26 | 1,140 |
| Rexel S.A. | 498 | 7,479 |
| Schneider Electric S.A. | 91 | 7,292 |
| | | 15,911 |
| Total France – 12.0% | | 36,604 |
| Germany | | |
| Industrials – 1.5% | | |
| Siemens AG | 36 | 4,574 |
| Total Germany – 1.5% | | 4,574 |
| Hong Kong | | |
| Information Technology – 2.5% | | |
| Lenovo Group Ltd. (A) | 10,556 | 7,713 |
| Total Hong Kong – 2.5% | | 7,713 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Italy | | |
| Energy – 2.4% | | |
| Saipem S.p.A. (B) | 1,184 | $ 7,296 |
| Financials – 0.6% | | |
| UniCredit S.p.A. | 129 | 1,943 |
| Telecommunication Services – 0.7% | | |
| Telecom Italia S.p.A. (B) | 3,435 | 2,086 |
| Utilities – 1.9% | | |
| ENEL S.p.A. | 1,152 | 5,900 |
| Total Italy – 5.6% | | 17,225 |
| Japan | | |
| Consumer Discretionary – 5.1% | | |
| Honda Motor Co. Ltd. | 252 | 7,621 |
| Iida Group Holdings Co. Ltd. | 93 | 1,650 |
| Isuzu Motors Ltd. | 303 | 4,778 |
| Toyota Motor Corp. | 22 | 1,380 |
| | | 15,429 |
| Energy – 2.7% | | |
| Inpex Corp. | 668 | 8,336 |
| Financials – 4.4% | | |
| Dai-ichi Mutual Life Insurance Co. (The) | 148 | 3,081 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group | 576 | 3,593 |
| MS&AD Insurance Group Holdings, Inc. | 70 | 2,331 |
| Sumitomo Mitsui Financial Group, Inc. | 107 | 4,315 |
| | | 13,320 |
| Industrials – 1.3% | | |
| ITOCHU Corp. | 81 | 1,490 |
| West Japan Railway Co. | 33 | 2,280 |
| | | 3,770 |
| Information Technology – 2.9% | | |
| Fujitsu Ltd. | 123 | 8,736 |
| Materials – 1.5% | | |
| Hitachi Metals Ltd. | 363 | 4,493 |
| Total Japan – 17.9% | | 54,084 |
| Netherlands | | |
| Energy – 1.5% | | |
| Royal Dutch Shell plc, Class A | 130 | 4,449 |
| Financials – 1.7% | | |
| ING Groep N.V., Certicaaten Van Aandelen | 405 | 5,262 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Telecommunication Services – 1.2% | | |
| Koninklijke KPN N.V. | 1,429 | $ 3,769 |
| Total Netherlands – 4.4% | | 13,480 |
| Norway | | |
| Energy – 0.6% | | |
| Nordic American Offshore Ltd. | 2,027 | 1,966 |
| Total Norway – 0.6% | | 1,966 |
| Singapore | | |
| Consumer Staples – 1.6% | | |
| Wilmar International Ltd. | 2,096 | 4,938 |
| Financials – 1.6% | | |
| DBS Group Holdings Ltd. | 248 | 4,741 |
| Total Singapore – 3.2% | | 9,679 |
| South Korea | | |
| Financials – 1.0% | | |
| Hana Financial Group, Inc. | 74 | 2,962 |
| Materials – 0.9% | | |
| POSCO | 11 | 2,897 |
| Total South Korea – 1.9% | | 5,859 |
| Spain | | |
| Financials – 1.0% | | |
| Bankia S.A. | 746 | 2,927 |
| Total Spain – 1.0% | | 2,927 |
| Sweden | | |
| Information Technology – 2.1% | | |
| Telefonaktiebolaget LM Ericsson, B Shares | 724 | 6,423 |
| Total Sweden – 2.1% | | 6,423 |
| Switzerland | | |
| Financials – 3.0% | | |
| Credit Suisse Group AG, Registered Shares | 296 | 4,452 |
| UBS Group AG | 286 | 4,512 |
| | | 8,964 |
| Health Care – 3.6% | | |
| Novartis AG, Registered Shares | 40 | 3,458 |
| Roche Holdings AG, Genusscheine | 31 | 7,518 |
| | | 10,976 |
| Industrials – 0.7% | | |
| ABB Ltd. | 95 | 2,247 |
| Total Switzerland – 7.3% | | 22,187 |

SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND (in thousands)

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Taiwan | | |
| Information Technology – 1.6% | | |
| Hon Hai Precision Industry Co. Ltd. | 1,831 | $ 4,750 |
| Total Taiwan – 1.6% | | 4,750 |
| United Kingdom | | |
| Consumer Discretionary – 1.0% | | |
| WPP Group plc | 202 | 2,968 |
| Consumer Staples – 5.1% | | |
| Imperial Tobacco Group plc | 90 | 3,128 |
| J Sainsbury plc | 1,456 | 6,105 |
| Tesco plc | 1,956 | 6,114 |
| | | 15,347 |
| Energy – 2.3% | | |
| John Wood Group plc | 683 | 6,868 |
| Financials – 8.9% | | |
| Aviva plc | 610 | 3,889 |
| Barclays plc | 1,998 | 4,474 |
| HSBC Holdings plc | 609 | 5,321 |
| Royal Bank of Scotland Group plc (The) | 1,571 | 5,119 |
| Standard Chartered plc | 654 | 5,421 |
| Willis Towers Watson plc | 20 | 2,882 |
| | | 27,106 |
| Industrials – 2.3% | | |
| Travis Perkins plc | 500 | $ 6,950 |
| Telecommunication Services – 1.9% | | |
| Vodafone Group plc | 2,732 | 5,858 |
| Total United Kingdom – 21.5% | | 65,097 |
| United States | | |
| Consumer Discretionary – 1.0% | | |
| News Corp., Class A | 242 | 3,196 |
| Health Care – 2.4% | | |
| Mylan, Inc. (B) | 198 | 7,258 |
| Industrials – 0.4% | | |
| Bristow Group, Inc. (A)(B) | 99 | 1,202 |
| Total United States – 3.8% | | 11,656 |
| TOTAL COMMON STOCKS – 94.1% | | $285,746 |
| (Cost: $286,284) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Germany | | |
| Consumer Discretionary – 2.7% | | |
| Volkswagen AG, 2.260% | 47 | 8,252 |
| Total Germany – 2.7% | | 8,252 |
| TOTAL PREFERRED STOCKS – 2.7% | | $ 8,252 |
| (Cost: $8,187) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 3.0% | | |
| Federal National Mortgage Association 2.010%, 10-1-18 | $5,014 | $ 5,014 |
| Kroger Co. (The) 2.350%, 10-1-18 | 4,071 | 4,070 |
| | | 9,084 |
| Money Market Funds – 0.1% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 2.140%, (D)(E) | 186 | 186 |
| TOTAL SHORT-TERM SECURITIES – 3.1% | | $ 9,270 |
| (Cost: $9,271) | | |
| TOTAL INVESTMENT SECURITIES – 99.9% | | $303,268 |
| (Cost: $303,742) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1% | | 455 |
| NET ASSETS – 100.0% | | $303,723 |

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $4,298 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at September 30, 2018.

(D)Rate shown is the annualized 7-day yield at September 30, 2018.

(E)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $285,746 | $ — | $ — |
| Preferred Stocks | 8,252 | — | — |
| Short-Term Securities | 186 | 9,084 | — |
| Total | $ 294,184 | $9,084 | $ — |

During the period ended September 30, 2018, securities totaling $22,925 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 0.3% |
| Bonds | 97.5% |
|    Corporate Debt Securities | 34.6% |
|    United States Government and Government Agency Obligations | 26.0% |
|    Asset-Backed Securities | 18.9% |
|    Mortgage-Backed Securities | 16.7% |
|    Municipal Bonds - Taxable | 1.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.2% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 80.8% |
|    AAA | 13.0% |
|    AA | 24.1% |
|    A | 11.5% |
|    BBB | 32.2% |
| Non-Investment Grade | 16.7% |
|    BB | 9.6% |
|    B | 2.8% |
|    CCC | 0.0% |
|    Below CCC | 0.0% |
|    Non-rated | 4.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities | 2.5% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

*(a)Effective April 30, 2018, the name of Ivy Advantus Bond Fund was changed to Ivy Securian Core Bond Fund.*

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Real Estate | | |
| Health Care REITs – 0.3% | | |
| Ventas, Inc., 5.450% | 100 | $2,490 |
| Total Real Estate – 0.3% | | 2,490 |
| TOTAL PREFERRED STOCKS – 0.3% | | $2,490 |
| (Cost: $2,500) | | |

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.550%, 1-15-30 (A) | $4,950 | 4,723 |
| Air Canada Pass Through Certificates, Series 2015-1, Class C, 5.000%, 3-15-20 (A) | 6,430 | 6,470 |
| America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1-2-19 | 138 | 140 |
| America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7-2-20 | 662 | 706 |
| American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7-15-20 (A) | 2,337 | 2,378 |
| American Airlines Class B Pass Through Certificates, Series 2016-3, 3.750%, 10-15-25 | 4,024 | 3,885 |
| American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 3.700%, 5-1-23 | 1,445 | 1,417 |
| American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2017-1B, 4.950%, 2-15-25 | 439 | 442 |
| American Airlines, Inc., Class A Pass Through Certificates, Series 2013-2, 5.625%, 1-15-21 (A) | 4,639 | 4,725 |
| AXIS Equipment Finance Receivables LLC, Series 2018-1A, 3.240%, 12-20-23 (A) | 5,350 | 5,322 |
| Bank of the West Auto Trust, Series 2017-1, Class D, 3.210%, 4-15-25 (A) | 4,500 | 4,381 |
| Bellemeade Re Ltd., Series 2017-1, Class M1 (1-Month U.S. LIBOR plus 150 bps), 3.916%, 10-25-27 (A)(B) | 3,758 | 3,782 |
| BNSF Funding Trust I, 6.613%, 12-15-55 | 6,292 | 6,984 |
| CarMax Auto Owner Trust, Series 2018-1, Class C, 2.950%, 11-15-23 | 3,700 | 3,626 |
| CCG Receivables Trust, Series 2015-1, Class A3, 2.750%, 11-14-23 (A) | 3,250 | 3,195 |
| Chesapeake Funding II LLC 2016-2A, Class D, 4.000%, 6-15-28 (A) | $ 2,135 | $ 2,140 |
| Chesapeake Funding II LLC 2017-2A, Class D: | | |
| 3.710%, 5-15-29 (A) | 2,050 | 2,042 |
| 3.380%, 8-15-29 (A) | 2,500 | 2,464 |
| Chesapeake Funding II LLC 2017-4A, Class D, 3.260%, 11-15-29 (A) | 3,375 | 3,310 |
| Chesapeake Funding II LLC 2018-1A, Class C, 3.570%, 4-15-30 (A) | 3,100 | 3,071 |
| CommonBond Student Loan Trust, Series 2017-BGS, Class C, 4.440%, 9-25-42 (A) | 750 | 753 |
| Continental Airlines Pass Through Certificates, Series 2001-1 A-1, 8.048%, 11-1-20 | 358 | 375 |
| Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11-10-19 | 1,091 | 1,133 |
| Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1-12-19 | 453 | 456 |
| Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4-11-20 | 1,255 | 1,286 |
| CVS Caremark Corp. Pass-Through Trust: | | |
| 6.036%, 12-10-28 | 8,704 | 9,281 |
| 6.943%, 1-10-30 | 2,739 | 3,057 |
| Delta Air Lines, Inc. Class A Pass Through Certificates, Series 2010-2, 4.250%, 7-30-23 | 1,940 | 1,936 |
| Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5-7-20 | 955 | 972 |
| Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5-7-19 (A) | 2,449 | 2,504 |
| DT Auto Owner Trust, Series 2015-3A, Class D, 4.530%, 10-17-22 (A) | 6,908 | 6,964 |
| Earnest Student Loan Program LLC, Series 2016-B, Class A2: | | |
| 8.250%, 4-17-23 (A) | 8,200 | 8,743 |
| 3.020%, 5-25-34 (A) | 1,572 | 1,557 |
| Earnest Student Loan Program LLC, Series 2017-A, Class B, 3.590%, 1-25-41 (A) | 1,652 | 1,631 |
| Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10-15-19 (A)(C) | 231 | 228 |
| Flagship Credit Auto Trust, Series 2016-1, Class D, 8.590%, 5-15-23 (A) | 4,200 | 4,429 |
| Foursight Capital Automobile Receivables Trust, Series 2016-1, Class B: | | |
| 2.340%, 1-15-21 (A) | 493 | 492 |
| 3.710%, 1-18-22 (A) | 3,202 | 3,161 |
| GM Financial Securitized Term Auto Receivables Trust 2018-1, Class C, 2.770%, 7-17-23 | $ 1,400 | $ 1,368 |
| Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1-15-22 | 4,680 | 4,691 |
| Hyundai Auto Receivables Trust 2016-B, Class D, 2.680%, 9-15-23 | 2,520 | 2,467 |
| Invitation Homes Trust, Series 2018-SFR2 (1-Month U.S. LIBOR plus 128 bps), 3.438%, 6-17-37 (A)(B) | 4,000 | 4,005 |
| One Market Plaza Trust, Series 2017-1MKT, 3.614%, 2-10-32 (A) | 4,000 | 3,976 |
| PFS Financing Corp., Series 2018-A (1-Month U.S. LIBOR plus 40 bps), 2.463%, 2-15-22 (A)(B) | 5,900 | 5,899 |
| Prestige Auto Receivables Trust, Series 2016-1A, Class E, 7.690%, 3-15-23 (A) | 2,000 | 2,066 |
| Progress Residential Trust, Series 2017-SFR1, Class D, 3.565%, 8-17-34 (A) | 2,750 | 2,677 |
| Progress Residential Trust, Series 2018-SFR1, 3.684%, 3-17-35 (A) | 4,500 | 4,421 |
| SoFi Professional Loan Program LLC, Series 2015-A2, 2.420%, 3-25-30 (A) | 650 | 640 |
| SoFi Professional Loan Program LLC, Series 2017-F, 2.840%, 1-25-41 (A) | 5,500 | 5,332 |
| SoFi Professional Loan Program LLC, Series 2018-A, 2.950%, 2-25-42 (A) | 3,500 | 3,405 |
| U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6-3-21 | 2,976 | 3,139 |
| United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4-11-22 | 833 | 839 |
| United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9-3-22 | 3,474 | 3,488 |
| Virgin Australia 2013-1B Trust, 6.000%, 10-23-20 (A) | 482 | 487 |
| Volvo Financial Equipment LLC, Series 2018-1A, 3.060%, 12-15-25 (A) | 2,600 | 2,567 |
| Westlake Automobile Receivables Trust 2018-1A, 2.920%, 5-15-23 (A) | 5,500 | 5,450 |
| Wheels SPV LLC 2016-1A, Class A3, 1.870%, 5-20-25 (A) | 925 | 915 |
| TOTAL ASSET-BACKED SECURITIES – 18.9% | | $171,993 |
| (Cost: $172,951) | | |

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Consumer Discretionary | | |
| Housewares & Specialties – 0.2% | | |
| Newell Rubbermaid, Inc., 5.000%, 11-15-23 | $ 1,678 | $ 1,697 |
| Total Consumer Discretionary – 0.2% | | 1,697 |
| Consumer Staples | | |
| Distillers & Vintners – 0.6% | | |
| Bacardi Ltd., 5.300%, 5-15-48 (A) | 5,125 | 5,014 |
| Total Consumer Staples – 0.6% | | 5,014 |
| Energy | | |
| Oil & Gas Exploration & Production – 0.6% | | |
| Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.) (3-Month U.S. LIBOR plus 277.75 bps), 5.099%, 6-1-67 (B) | 5,750 | 5,721 |
| Oil & Gas Refining & Marketing – 1.1% | | |
| Marathon Petroleum Corp., 5.850%, 12-15-45 | 5,097 | 5,356 |
| PBF Holding Co. LLC and PBF Finance Corp., 7.250%, 6-15-25 | 2,500 | 2,625 |
| QEP Resources, Inc., 5.625%, 3-1-26 | 1,900 | 1,817 |
| | | 9,798 |
| Oil & Gas Storage & Transportation – 3.3% | | |
| Cheniere Corpus Christi Holdings LLC: | | |
| 5.875%, 3-31-25 | 500 | 525 |
| 5.125%, 6-30-27 | 2,000 | 2,008 |
| Cheniere Energy Partners L.P., 5.250%, 10-1-25 | 3,000 | 3,000 |
| Energy Transfer Partners L.P., 6.250%, 2-15-66 | 3,620 | 3,484 |
| EQT Midstream Partners L.P., 6.500%, 7-15-48 | 6,375 | 6,744 |
| Sabine Pass Liquefaction LLC, 5.625%, 3-1-25 | 2,950 | 3,145 |
| Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), 5.400%, 10-1-47 | 2,750 | 2,716 |
| Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 6.850%, 2-15-40 | 1,265 | 1,413 |
| Tennessee Gas Pipeline Co., 8.375%, 6-15-32 | 3,200 | 4,038 |
| Tesoro Logistics L.P. and Tesoro Logistics Finance Corp.: | | |
| 6.375%, 5-1-24 | 250 | 265 |
| 5.250%, 1-15-25 | 2,500 | 2,561 |
| | | 29,899 |
| Total Energy – 5.0% | | 45,418 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financials | | |
| Asset Management & Custody Banks – 0.6% | | |
| AXA Equitable Holdings, Inc., 5.000%, 4-20-48 (A) | $ 5,660 | $ 5,265 |
| Consumer Finance – 1.9% | | |
| Discover Bank: | | |
| 8.700%, 11-18-19 | 458 | 483 |
| 3.100%, 6-4-20 | 1,220 | 1,212 |
| 3.450%, 7-27-26 | 3,975 | 3,697 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.) (3-Month U.S. LIBOR plus 85 bps), 3.189%, 4-9-21 (B) | 4,100 | 4,116 |
| Hyundai Capital America: | | |
| 2.750%, 9-18-20 (A) | 5,000 | 4,902 |
| 3.750%, 7-8-21 (A) | 3,050 | 3,033 |
| | | 17,443 |
| Diversified Banks – 4.9% | | |
| Bank of America Corp., 4.271%, 7-23-29 | 4,300 | 4,291 |
| Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps), 3.111%, 2-5-26 (B) | 9,550 | 9,388 |
| Citizens Bank N.A. (3-Month U.S. LIBOR plus 95 bps), 3.284%, 3-29-23 (B) | 10,400 | 10,413 |
| Comerica, Inc., 4.000%, 7-27-25 | 2,150 | 2,113 |
| Compass Bank: | | |
| 3.500%, 6-11-21 | 2,000 | 1,990 |
| 3.875%, 4-10-25 | 5,750 | 5,515 |
| HSBC Holdings plc, 3.262%, 3-13-23 | 3,600 | 3,527 |
| Sumitomo Mitsui Banking Corp., 2.514%, 1-17-20 | 2,200 | 2,182 |
| U.S. Bancorp, 5.300%, 12-29-49 | 1,675 | 1,671 |
| Wells Fargo & Co., 3.000%, 10-23-26 | 1,500 | 1,391 |
| ZB N.A., 3.500%, 8-27-21 | 1,700 | 1,690 |
| | | 44,171 |
| Investment Banking & Brokerage – 1.9% | | |
| Charles Schwab Corp. (The), 4.625%, 12-29-49 (D) | 4,200 | 4,221 |
| Goldman Sachs Group, Inc. (The), 5.250%, 7-27-21 | 1,000 | 1,047 |
| Morgan Stanley: | | |
| 5.500%, 7-28-21 | 1,090 | 1,147 |
| 3.125%, 7-27-26 | 1,400 | 1,304 |
| 5.450%, 12-29-29 | 4,950 | 5,007 |
| Morgan Stanley (3-Month U.S. LIBOR plus 122 bps), 3.563%, 5-8-24 (B) | 4,650 | 4,725 |
| | | 17,451 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Life & Health Insurance – 1.0% | | |
| Teachers Insurance & Annuity Association of America, 4.270%, 5-15-47 (A) | $5,000 | $ 4,843 |
| Unum Group, 5.750%, 8-15-42 | 3,750 | 3,926 |
| | | 8,769 |
| Other Diversified Financial Services – 2.3% | | |
| Citigroup, Inc., 4.400%, 6-10-25 | 5,000 | 4,989 |
| Jefferies Group LLC and Jefferies Group Capital Finance, Inc., 4.150%, 1-23-30 | 2,915 | 2,618 |
| JPMorgan Chase & Co., 5.000%, 12-29-49 | 4,975 | 5,012 |
| JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps), 5.809%, 4-29-49 (B) | 6,000 | 6,025 |
| TIAA Asset Management Finance Co. LLC, 4.125%, 11-1-24 (A) | 2,125 | 2,101 |
| | | 20,745 |
| Property & Casualty Insurance – 0.8% | | |
| Liberty Mutual Group, Inc. (3-Month U.S. LIBOR plus 290.5 bps), 5.239%, 3-15-37 (A)(B) | 7,700 | 7,507 |
| Regional Banks – 0.8% | | |
| Synovus Financial Corp.: | | |
| 3.125%, 11-1-22 | 5,680 | 5,455 |
| 5.750%, 12-15-25 | 2,000 | 2,065 |
| | | 7,520 |
| Specialized Finance – 0.9% | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp.: | | |
| 5.450%, 6-15-23 (A) | 4,540 | 4,769 |
| 8.350%, 7-15-46 (A) | 2,930 | 3,638 |
| | | 8,407 |
| Total Financials – 15.1% | | 137,278 |
| Health Care | | |
| Health Care Facilities – 0.3% | | |
| NYU Hospitals Center, 4.428%, 7-1-42 | 2,315 | 2,308 |
| Health Care Supplies – 0.3% | | |
| Bio-Rad Laboratories, Inc., 4.875%, 12-15-20 | 2,500 | 2,567 |
| Managed Health Care – 0.3% | | |
| Halfmoon Parent, Inc., 4.125%, 11-15-25 (A) | 3,100 | 3,090 |
| Total Health Care – 0.9% | | 7,965 |

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Industrials | | |
| Aerospace & Defense – 0.3% | | |
| Spirit AeroSystems, Inc. (GTD by Spirit AeroSystems Holdings, Inc.), 3.950%, 6-15-23 | $2,425 | $ 2,413 |
| Airlines – 0.3% | | |
| British Airways plc, 5.625%, 6-20-20 (A) | 606 | 613 |
| U.S. Airways Group, Inc., Class A, 6.250%, 4-22-23 | 2,453 | 2,618 |
| | | 3,231 |
| Construction Machinery & Heavy Trucks – 0.3% | | |
| Westinghouse Air Brake Technologies Corp. (3-Month U.S. LIBOR plus 105 bps), 3.382%, 9-15-21 (B) | 2,700 | 2,706 |
| Trading Companies & Distributors – 0.6% | | |
| GATX Corp., 4.550%, 11-7-28 | 5,500 | 5,485 |
| Total Industrials – 1.5% | | 13,835 |
| Information Technology | | |
| Application Software – 0.6% | | |
| Block Financial LLC (GTD by H&R Block, Inc.), 4.125%, 10-1-20 | 5,000 | 5,047 |
| Total Information Technology – 0.6% | | 5,047 |
| Materials | | |
| Diversified Metals & Mining – 0.5% | | |
| FMG Resources August 2006 Partners Ltd., 5.125%, 3-15-23 (A) | 5,000 | 4,944 |
| Total Materials – 0.5% | | 4,944 |
| Real Estate | | |
| Specialized REITs – 0.6% | | |
| American Tower Corp., 3.070%, 3-15-23 (A) | 3,100 | 3,027 |
| Ventas Realty L.P. (GTD by Ventas, Inc.), 3.100%, 1-15-23 | 2,300 | 2,233 |
| | | 5,260 |
| Total Real Estate – 0.6% | | 5,260 |
| Telecommunication Services | | |
| Integrated Telecommunication Services – 1.0% | | |
| AT&T, Inc., 4.500%, 3-9-48 | 6,000 | 5,227 |
| Integrated Telecommunication Services (Continued) | | |
| Verizon Communications, Inc. (3-Month U.S. LIBOR plus 110 bps), 3.414%, 5-15-25 (B) | $ 3,925 | $ 3,959 |
| | | 9,186 |
| Total Telecommunication Services – 1.0% | | 9,186 |
| Utilities | | |
| Electric Utilities – 6.2% | | |
| Calpine Corp., 5.875%, 1-15-24 (A) | 3,000 | 3,022 |
| Cleco Corporate Holdings LLC: 3.743%, 5-1-26 (E) | 2,200 | 2,076 |
| 4.973%, 5-1-46 (E) | 2,075 | 2,037 |
| Cleveland Electric Illuminating Co., 3.500%, 4-1-28 (A) | 1,875 | 1,768 |
| El Paso Electric Co., 5.000%, 12-1-44 | 2,225 | 2,252 |
| Entergy Mississippi, Inc., 3.250%, 12-1-27 | 2,750 | 2,593 |
| Entergy Texas, Inc., 3.450%, 12-1-27 | 3,600 | 3,420 |
| FirstEnergy Transmission LLC, 5.450%, 7-15-44 (A) | 3,871 | 4,220 |
| Indianapolis Power & Light Co., 4.700%, 9-1-45 (A) | 3,150 | 3,239 |
| IPALCO Enterprises, Inc.: 3.450%, 7-15-20 | 2,300 | 2,289 |
| 3.700%, 9-1-24 | 2,650 | 2,570 |
| Mississippi Power Co. (3-Month U.S. LIBOR plus 65 bps), 3.031%, 3-27-20 (B) | 2,100 | 2,100 |
| Nevada Power Co., 2.750%, 4-15-20 | 1,700 | 1,695 |
| NextEra Energy Capital Holdings, Inc. (GTD by NextEra Energy, Inc.) (3-Month U.S. LIBOR plus 206.75 bps), 4.405%, 10-1-66 (B) | 3,500 | 3,377 |
| Pennsylvania Electric Co., 3.250%, 3-15-28 (A) | 3,550 | 3,303 |
| PPL Capital Funding, Inc. (GTD by PPL Corp.) (3-Month LIBOR plus 266.5 bps), 5.051%, 3-30-67 (B) | 10,000 | 9,873 |
| Southern Power Co., Series F, 4.950%, 12-15-46 | 6,190 | 6,086 |
| | | 55,920 |
| Gas Utilities – 1.0% | | |
| AGL Capital Corp., 3.875%, 11-15-25 | 7,050 | 6,855 |
| El Paso Natural Gas Co. LLC, 8.375%, 6-15-32 (E) | 2,000 | 2,524 |
| | | 9,379 |
| Independent Power Producers & Energy Traders – 0.4% | | |
| AES Corp. (The), 6.000%, 5-15-26 | 4,000 | 4,215 |
| Multi-Utilities – 1.0% | | |
| Dominion Resources, Inc. (3-Month U.S. LIBOR plus 230 bps), 4.686%, 9-30-66 (B) | $ 1,423 | $ 1,373 |
| WEC Energy Group, Inc. (3-Month U.S. LIBOR plus 211.25 bps), 4.426%, 5-15-67 (B) | 7,725 | 7,484 |
| | | 8,857 |
| Total Utilities – 8.6% | | 78,371 |
| TOTAL CORPORATE DEBT SECURITIES – 34.6% | | $314,015 |
| (Cost: $316,302) | | |

| MORTGAGE-BACKED SECURITIES | Principal | Value |
|---|---|---|
| Commercial Mortgage-Backed Securities – 7.3% | | |
| BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A (Mortgage spread to 10-year U.S. Treasury index), 4.325%, 8-15-46 (A)(B) | 4,130 | 4,154 |
| Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-TBR, Class A (1-Month U.S. LIBOR plus 83 bps), 2.988%, 12-15-36 (A)(B) | 10,000 | 10,000 |
| Credit Suisse Comm Mortgage Trust, Comm Mortgage Pass-Through Certs, Series 2014-ICE, Class B (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 6-25-47 (A)(B) | 4,775 | 4,504 |
| Credit Suisse Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2014-ICE, Class B, 3.304%, 9-15-37 (A) | 1,500 | 1,472 |
| GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR (Mortgage spread to 5-year U.S. Treasury index), 3.440%, 11-5-34 (A)(B) | 1,000 | 953 |
| Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6-11-39 (A) | 6 | 5 |
| Invitation Homes Trust, Series 2018-SFR1 (1-Month U.S. LIBOR plus 125 bps), 3.408%, 3-17-37 (A)(B) | 4,500 | 4,500 |
| Invitation Homes Trust, Series 2018-SFR3, Class A (1-Month U.S. LIBOR plus 100 bps), 3.158%, 7-17-37 (A)(B) | 4,995 | 4,986 |
| Invitation Homes Trust, Series 2018-SFR3, Class D (1-Month U.S. LIBOR plus 165 bps), 3.808%, 7-17-37 (A)(B) | 5,000 | 5,055 |

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Mortgage-Backed Securities (Continued) | | |
| JPMorgan Chase Comm Mortgage Securities Trust, Comm Mortgage Pass-Through Certificates, Series 2016-JP3 (10-Year U.S. Treasury index plus 110 bps), 3.648%, 12-15-49 (B) | $ 575 | $ 569 |
| JPMorgan Chase Commercial Mortgage Securities Trust, Commercial Mortgage Pass-Through Certificates, Series 2017-JP5, 3.723%, 3-15-50 | 1,500 | 1,491 |
| Mellon Residential Funding, 6.750%, 6-25-28 | 1 | 1 |
| UBS Commercial Mortgage Trust, Series 2017-C1, Class AS, 3.724%, 6-15-50 | 8,000 | 7,799 |
| UBS Commercial Mortgage Trust, Series 2017-C6, Class A5, 3.580%, 12-15-50 | 7,000 | 6,856 |
| UBS Commercial Mortgage Trust, Series 2017-C6, Class A5 (Mortgage spread to 10-year U.S. Treasury index), 4.061%, 12-15-50 (B) | 2,300 | 2,290 |
| Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9-13-28 (A) | 1,200 | 1,248 |
| Wells Fargo Commercial Mortgage Trust, Series 2016-BNK1, Class AS, 2.814%, 8-15-49 | 4,600 | 4,264 |
| Wells Fargo Commercial Mortgage Trust, Series 2017-SMP (Mortgage spread to 2-year U.S. Treasury index), 2.908%, 12-15-19 (A)(B) | 6,050 | 6,050 |
| | | 66,197 |
| Other Mortgage-Backed Securities – 9.4% | | |
| Agate Bay Mortgage Loan Trust 2015-6, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 3.612%, 9-25-45 (A)(B) | 6,547 | 6,433 |
| Agate Bay Mortgage Loan Trust 2016-1, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.786%, 12-25-45 (A)(B) | 6,454 | 6,402 |
| Bear Stearns Mortgage Securities, Inc., 8.000%, 11-25-29 | 77 | 48 |
| Bellemeade Re Ltd., Series 2018-1A, Class M1B (1-Month U.S. LIBOR plus 160 bps), 3.816%, 4-25-28 (A)(B) | 5,000 | 5,025 |
| C-Bass 2006-MH1 Trust (Mortgage spread to 1-year U.S. Treasury index), 6.250%, 10-25-36 (A)(B) | 327 | 327 |

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Other Mortgage-Backed Securities (Continued) | | |
| CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5-25-34 | $ 67 | $ 65 |
| Citigroup Mortgage Loan Trust, Series 2018-RP1 (3-year U.S. Treasury index plus 60 bps), 3.000%, 9-25-64 (A)(B) | 3,657 | 3,578 |
| CountryPlace Manufactured Housing Contract Trust 2005-1 (Mortgage spread to 3-year U.S. Treasury index), 5.200%, 12-15-35 (A)(B) | 223 | 229 |
| CWHEQ Home Equity Loan Trust, Series 2007-S2 (Mortgage spread to 2-year U.S. Treasury index), 5.934%, 5-25-37 (B) | 253 | 258 |
| Home Partners of America Trust, Series 2018-1, Class A (1-Month U.S. LIBOR plus 90 bps), 3.058%, 7-17-37 (A)(B) | 7,175 | 7,165 |
| JPMorgan Mortgage Trust 2004-A3 (Mortgage spread to 10-year U.S. Treasury index), 4.542%, 7-25-34 (B) | 65 | 66 |
| JPMorgan Mortgage Trust 2006-A2 (Mortgage spread to 7-year U.S. Treasury index), 3.366%, 10-25-46 (A)(B) | 2,928 | 2,696 |
| JPMorgan Mortgage Trust 2013-2, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.645%, 5-25-43 (A)(B) | 2,748 | 2,679 |
| JPMorgan Mortgage Trust 2013-2, Class B4 (Mortgage spread to 5-year U.S. Treasury index), 3.645%, 5-25-43 (A)(B) | 1,713 | 1,643 |
| JPMorgan Mortgage Trust 2017-A13 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 11-25-48 (A)(B) | 6,889 | 6,499 |
| Morgan Stanley BAML Trust, Series 2016-C32, 3.720%, 12-15-49 | 320 | 318 |
| Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8-5-34 (A) | 930 | 918 |
| Progress Residential Trust, Series 2018-SFR3, Class C, 4.178%, 10-17-35 (A) | 5,000 | 4,969 |
| Prudential Home Mortgage Securities: | | |
| 6.730%, 4-28-24 (A) | —* | —* |
| 7.696%, 9-28-24 (A) | 1 | 1 |
| PSMC Trust, Series 2018-1A (Mortgage spread to 2-year U.S. Treasury index), 3.500%, 2-25-48 (A)(B) | 9,492 | 9,351 |
| RASC, Series 2003-KS10 Trust, 6.410%, 12-25-33 | 158 | 106 |

| MORTGAGE-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Other Mortgage-Backed Securities (Continued) | | |
| Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1 (Mortgage spread to 3-year U.S. Treasury index), 5.174%, 12-25-30 (B) | $ 742 | $ 46 |
| Sequoia Mortgage Trust 2012-5, Class B2 (Mortgage spread to 3-year U.S. Treasury index), 3.897%, 11-25-42 (B) | 4,386 | 4,330 |
| Sequoia Mortgage Trust 2015-3, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.714%, 7-25-45 (A)(B) | 3,878 | 3,803 |
| Shellpoint Co-Originator Trust, Series 2015-1, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.825%, 8-25-45 (A)(B) | 4,879 | 4,723 |
| Structured Asset Mortgage Investments, Inc.: 1.049%, 5-2-30 | 5 | 1 |
| Towd Point Mortgage Trust, Series 2015-2 (Mortgage spread to 7-year U.S. Treasury index), 4.403%, 11-25-57 (A)(B) | 7,050 | 7,282 |
| Winwater Mortgage Loan Trust 2015-B1 (Mortgage spread to 10-year U.S. Treasury index), 3.795%, 8-20-45 (A)(B) | 6,605 | 6,436 |
| | | 85,397 |
| TOTAL MORTGAGE-BACKED SECURITIES – 16.7% | | $151,594 |
| (Cost: $156,567) | | |

| MUNICIPAL BONDS - TAXABLE | Principal | Value |
|---|---|---|
| Alabama – 0.4% | | |
| Muni Elec Auth of GA, Plant Vogtle Units 3 & 4 Proj M Bonds, Ser 2010A, 6.655%, 4-1-57 | 3,015 | 3,578 |
| New York – 0.7% | | |
| Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10-1-51 | 2,690 | 3,008 |
| Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10-1-62 | 3,000 | 3,121 |
| | | 6,129 |
| Washington – 0.2% | | |
| Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9-1-40 | 1,205 | 1,369 |
| TOTAL MUNICIPAL BONDS - TAXABLE – 1.3% | | $ 11,076 |
| (Cost: $10,439) | | |

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations – 17.0% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO, | | |
| 5.300%, 1-15-33 | $ 55 | $ 59 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 280 bps), | | |
| 7.016%, 5-25-28 (B) | 3,700 | 4,325 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 380 bps), | | |
| 6.016%, 3-25-29 (B) | 4,000 | 4,503 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), | | |
| 6.666%, 4-25-30 (B) | 1,250 | 1,379 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 455 bps), | | |
| 6.766%, 10-25-24 (B) | 2,608 | 2,897 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 515 bps), | | |
| 7.366%, 11-25-28 (B) | 3,110 | 3,689 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 95 bps), | | |
| 3.166%, 10-25-29 (B) | 5,700 | 5,347 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 30-year U.S. Treasury index), | | |
| 4.000%, 8-25-56 (A)(B) | 1,466 | 1,435 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index), | | |
| 4.000%, 7-25-56 (A)(B)(C) | 5,830 | 5,665 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates: | | |
| 5.500%, 9-1-19 | 8 | 8 |
| 5.000%, 4-1-23 | 118 | 122 |
| 3.500%, 8-1-26 | 392 | 394 |
| 2.500%, 3-1-28 | 446 | 433 |
| 2.500%, 4-1-28 | 398 | 387 |
| 5.000%, 5-1-29 | 33 | 35 |
| 3.500%, 5-1-32 | 971 | 975 |
| 6.500%, 9-1-32 | 28 | 31 |
| 6.000%, 11-1-33 | 35 | 39 |
| 5.500%, 5-1-34 | 325 | 359 |
| 6.500%, 5-1-34 | 90 | 101 |
| 5.500%, 6-1-34 | 88 | 95 |
| 5.000%, 9-1-34 | 1 | 1 |
| 5.500%, 9-1-34 | 3 | 4 |
| 5.500%, 10-1-34 | 122 | 133 |
| 5.500%, 7-1-35 | 42 | 45 |
| 5.000%, 8-1-35 | 37 | 39 |
| 5.500%, 10-1-35 | 44 | 48 |
| 5.000%, 11-1-35 | 107 | 113 |
| 5.000%, 12-1-35 | 22 | 23 |
| 6.500%, 7-1-36 | 19 | 21 |
| 7.000%, 12-1-37 | 31 | 34 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| 5.500%, 2-1-39 | $ 210 | $ 228 |
| 5.000%, 11-1-39 | 99 | 105 |
| 5.000%, 1-1-40 | 543 | 578 |
| 5.000%, 4-1-40 | 202 | 214 |
| 5.000%, 8-1-40 | 169 | 179 |
| 4.000%, 10-1-40 | 436 | 444 |
| 4.000%, 11-1-40 | 628 | 640 |
| 4.500%, 1-1-41 | 461 | 481 |
| 4.000%, 2-1-41 | 1,087 | 1,107 |
| 4.000%, 3-1-41 | 359 | 366 |
| 4.500%, 3-1-41 | 250 | 261 |
| 4.500%, 4-1-41 | 756 | 789 |
| 4.000%, 6-1-41 | 397 | 404 |
| 4.000%, 8-1-41 | 247 | 252 |
| 4.000%, 11-1-41 | 2,958 | 3,013 |
| 3.500%, 3-1-42 | 1,474 | 1,462 |
| 3.000%, 8-1-42 | 950 | 917 |
| 3.500%, 8-1-42 | 2,423 | 2,403 |
| 3.000%, 1-1-43 | 1,205 | 1,163 |
| 3.000%, 2-1-43 | 1,469 | 1,419 |
| 3.500%, 7-1-44 | 1,778 | 1,761 |
| 3.500%, 12-1-44 | 3,526 | 3,484 |
| 3.500%, 5-25-45 | 4,367 | 4,269 |
| 3.500%, 3-1-46 | 2,013 | 1,986 |
| 3.000%, 10-25-46 | 1,379 | 1,309 |
| Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 300 bps), | | |
| 5.216%, 10-25-29 (B) | 3,000 | 3,230 |
| Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 365 bps), | | |
| 5.866%, 9-25-29 (B) | 2,350 | 2,592 |
| Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 430 bps), | | |
| 6.516%, 2-25-25 (B) | 2,308 | 2,546 |
| Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 440 bps), | | |
| 6.616%, 1-25-24 (B) | 4,000 | 4,555 |
| Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), | | |
| 6.666%, 1-25-29 (B) | 4,000 | 4,477 |
| Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 550 bps), | | |
| 7.716%, 9-25-29 (B) | 4,650 | 5,444 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 5.000%, 10-1-18 | —* | —* |
| 5.500%, 9-1-19 | 3 | 3 |
| 3.000%, 9-1-22 | 365 | 364 |
| 5.000%, 7-1-23 | 68 | 71 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| 6.000%, 8-1-23 | $ 62 | $ 64 |
| 5.500%, 2-1-24 | 30 | 32 |
| 4.500%, 4-1-25 | 105 | 109 |
| 3.500%, 11-1-25 | 226 | 228 |
| 3.500%, 6-1-26 | 374 | 376 |
| 2.500%, 11-1-27 | 751 | 725 |
| 6.000%, 8-1-29 | 26 | 29 |
| 7.500%, 5-1-31 | 13 | 14 |
| 7.000%, 9-1-31 | 5 | 5 |
| 7.000%, 11-1-31 | 67 | 75 |
| 6.500%, 12-1-31 | 7 | 7 |
| 6.500%, 2-1-32 | 68 | 76 |
| 7.000%, 2-1-32 | 52 | 59 |
| 7.000%, 3-1-32 | 75 | 86 |
| 6.500%, 4-1-32 | 12 | 13 |
| 6.500%, 5-1-32 | 22 | 24 |
| 6.500%, 7-1-32 | 8 | 9 |
| 6.500%, 8-1-32 | 12 | 13 |
| 6.000%, 9-1-32 | 14 | 16 |
| 6.500%, 9-1-32 | 29 | 32 |
| 6.000%, 10-1-32 | 234 | 259 |
| 6.500%, 10-1-32 | 29 | 32 |
| 6.000%, 11-1-32 | 183 | 202 |
| 3.500%, 12-1-32 | 1,303 | 1,308 |
| 6.000%, 3-1-33 | 292 | 321 |
| 5.500%, 4-1-33 | 243 | 264 |
| 6.000%, 4-1-33 | 8 | 8 |
| 5.500%, 5-1-33 | 23 | 25 |
| 6.000%, 6-1-33 | 66 | 71 |
| 6.500%, 8-1-33 | 12 | 13 |
| 6.000%, 10-1-33 | 38 | 41 |
| 6.000%, 12-1-33 | 59 | 65 |
| 5.500%, 1-1-34 | 50 | 54 |
| 5.500%, 1-1-34 | 48 | 52 |
| 6.000%, 1-1-34 | 30 | 33 |
| 5.000%, 3-1-34 | 15 | 16 |
| 5.500%, 3-1-34 | 21 | 23 |
| 5.500%, 4-1-34 | 17 | 19 |
| 5.000%, 5-1-34 | 12 | 12 |
| 6.000%, 8-1-34 | 49 | 53 |
| 5.500%, 9-1-34 | 154 | 166 |
| 6.000%, 9-1-34 | 62 | 68 |
| 6.500%, 9-1-34 | 89 | 97 |
| 5.500%, 11-1-34 | 181 | 194 |
| 6.000%, 11-1-34 | 74 | 80 |
| 6.500%, 11-1-34 | 5 | 6 |
| 5.000%, 12-1-34 | 276 | 293 |
| 5.500%, 1-1-35 | 157 | 170 |
| 5.500%, 1-1-35 | 22 | 24 |
| 5.500%, 2-1-35 | 406 | 441 |
| 5.500%, 2-1-35 | 43 | 46 |
| 6.500%, 3-1-35 | 113 | 126 |
| 5.500%, 4-1-35 | 103 | 111 |
| 4.500%, 5-1-35 | 175 | 182 |
| 5.500%, 6-1-35 | 5 | 6 |
| 4.500%, 7-1-35 | 153 | 159 |
| 5.000%, 7-1-35 | 307 | 326 |
| 5.000%, 7-1-35 | 61 | 65 |
| 5.500%, 7-1-35 | 47 | 51 |
| 5.500%, 8-1-35 | 6 | 6 |
| 5.500%, 10-1-35 | 215 | 236 |
| 5.500%, 11-1-35 | 102 | 110 |

SEPTEMBER 30, 2018 (UNAUDITED)

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| 5.000%, 2-1-36 | $ 28 | $ 29 |
| 5.500%, 2-1-36 | 35 | 36 |
| 6.500%, 9-1-36 | 25 | 28 |
| 5.500%, 9-1-36 | 146 | 158 |
| 5.500%, 11-1-36 | 57 | 62 |
| 6.000%, 11-1-36 | 37 | 40 |
| 6.000%, 1-1-37 | 28 | 31 |
| 6.000%, 5-1-37 | 73 | 81 |
| 5.500%, 6-1-37 | 37 | 41 |
| 6.000%, 8-1-37 | 40 | 45 |
| 7.000%, 10-1-37 | 16 | 17 |
| 5.500%, 3-1-38 | 144 | 160 |
| 5.000%, 4-1-38 | 174 | 186 |
| 6.000%, 10-1-38 | 117 | 128 |
| 4.500%, 6-1-39 | 101 | 106 |
| 5.000%, 12-1-39 | 275 | 294 |
| 5.500%, 12-1-39 | 154 | 168 |
| 5.000%, 3-1-40 | 616 | 655 |
| 4.500%, 10-1-40 | 554 | 577 |
| 4.000%, 12-1-40 | 743 | 756 |
| 3.500%, 4-1-41 | 1,429 | 1,417 |
| 4.000%, 4-1-41 | 956 | 974 |
| 4.500%, 4-1-41 | 1,426 | 1,488 |
| 5.000%, 4-1-41 | 143 | 152 |
| 4.500%, 7-1-41 | 724 | 753 |
| 4.000%, 8-1-41 | 576 | 586 |
| 4.000%, 9-1-41 | 894 | 909 |
| 4.000%, 10-1-41 | 1,019 | 1,037 |
| 3.500%, 11-1-41 | 2,490 | 2,470 |
| 3.500%, 1-1-42 | 3,033 | 3,009 |
| 3.500%, 4-1-42 | 4,404 | 4,369 |
| 3.500%, 8-1-42 | 1,489 | 1,477 |
| 3.000%, 9-1-42 | 1,581 | 1,528 |
| 3.500%, 1-1-43 | 808 | 802 |
| 3.500%, 2-1-43 | 1,098 | 1,090 |
| 3.000%, 5-1-43 | 2,151 | 2,076 |
| 4.000%, 1-1-44 | 915 | 935 |
| 4.000%, 4-1-44 | 2,418 | 2,448 |
| 3.500%, 5-1-45 | 2,078 | 2,054 |
| 3.500%, 6-1-45 | 1,242 | 1,228 |
| 3.500%, 7-1-45 | 1,423 | 1,407 |
| 3.500%, 8-1-45 | 1,890 | 1,867 |
| 3.500%, 9-1-45 | 1,318 | 1,302 |
| 3.000%, 1-1-46 | 3,092 | 2,963 |
| 4.000%, 2-1-47 | 861 | 873 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 0.643%, 7-16-40 (F) | 112 | —* |
| 0.013%, 6-17-45 (F) | 210 | —* |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.250%, 7-15-24 | 45 | 47 |
| 4.000%, 8-20-31 | 550 | 564 |
| 5.000%, 7-15-33 | 111 | 118 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| 5.000%, 7-15-34 | $ 85 | $ 90 |
| 5.500%, 12-15-34 | 110 | 119 |
| 5.000%, 1-15-35 | 116 | 124 |
| 3.250%, 11-20-35 | 558 | 551 |
| 5.000%, 12-15-35 | 195 | 207 |
| 4.000%, 6-20-36 | 912 | 935 |
| 5.500%, 7-15-38 | 104 | 112 |
| 5.500%, 10-15-38 | 141 | 157 |
| 5.500%, 2-15-39 | 35 | 38 |
| 5.000%, 12-15-39 | 107 | 114 |
| 5.000%, 1-15-40 | 662 | 694 |
| 4.500%, 6-15-40 | 327 | 344 |
| 5.000%, 7-15-40 | 171 | 179 |
| 4.000%, 12-20-40 | 403 | 413 |
| 4.000%, 1-15-41 | 492 | 504 |
| 4.000%, 10-15-41 | 286 | 292 |
| 3.500%, 10-20-43 | 1,266 | 1,266 |
| 4.000%, 12-20-44 | 439 | 450 |
| 3.500%, 2-20-45 | 2,046 | 2,040 |
| 3.000%, 3-15-45 | 2,727 | 2,645 |
| 3.000%, 3-20-45 | 1,372 | 1,334 |
| 3.500%, 3-20-45 | 1,340 | 1,336 |
| 3.500%, 4-20-45 | 3,013 | 3,004 |
| 3.500%, 4-20-46 | 963 | 958 |
| U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2-15-25 | 10 | 10 |
| U.S. Dept of Veterans Affairs, Gtd REMIC Pass-Through Certs, Vendee Mortgage Trust 1995-1, Class 1 (Mortgage spread to 3-year U.S. Treasury index), 6.852%, 2-15-25 (B) | 36 | 37 |
| | | 154,575 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 17.0%** | | **$154,575** |

(Cost: $156,302)

**UNITED STATES GOVERNMENT OBLIGATIONS**

| Treasury Obligations – 9.0% | Principal | Value |
|---|---|---|
| U.S. Treasury Bonds: | | |
| 5.375%, 2-15-31 (G) | 4,940 | 6,105 |
| 3.000%, 2-15-48 | 14,163 | 13,624 |
| 3.125%, 5-15-48 | 12,575 | 12,402 |
| U.S. Treasury Notes: | | |
| 2.250%, 3-31-20 | 2,000 | 1,985 |
| 1.500%, 6-15-20 | 630 | 616 |
| 2.625%, 8-31-20 | 1,200 | 1,196 |
| 2.750%, 8-15-21 | 4,800 | 4,782 |
| 2.750%, 7-31-23 | 13,517 | 13,399 |

| UNITED STATES GOVERNMENT OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Treasury Obligations (Continued) | | |
| 2.750%, 8-31-23 | $ 9,475 | $ 9,393 |
| 2.000%, 4-30-24 | 2,015 | 1,914 |
| 2.500%, 1-31-25 | 4,265 | 4,143 |
| 2.750%, 8-31-25 | 3,500 | 3,443 |
| 2.875%, 8-15-28 (D) | 8,310 | 8,184 |
| | | 81,186 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 9.0%** | | **$ 81,186** |

(Cost: $81,510)

**SHORT-TERM SECURITIES**

| Commercial Paper (H) – 1.2% | Principal | Value |
|---|---|---|
| DTE Electric Co., 2.321%, 10-3-18 | 5,000 | 4,998 |
| Kroger Co. (The), 2.350%, 10-1-18 | 2,154 | 2,154 |
| Wisconsin Gas LLC, 2.170%, 10-2-18 | 4,000 | 3,999 |
| | | 11,151 |
| Master Note – 0.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (I) | 1,217 | 1,217 |
| Money Market Funds – 0.2% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (J)(K) | 1,730 | 1,730 |
| United States Government Agency Obligations – 0.7% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.190%, 10-7-18 (I) | 2,000 | 2,000 |
| 2.220%, 10-7-18 (I) | 4,000 | 4,000 |
| | | 6,000 |
| **TOTAL SHORT-TERM SECURITIES – 2.2%** | | **$ 20,098** |

(Cost: $20,100)

| **TOTAL INVESTMENT SECURITIES – 100.0%** | | **$907,027** |
|---|---|---|

(Cost: $916,671)

| LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0% | | (280) |
|---|---|---|
| **NET ASSETS – 100.0%** | | **$906,747** |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2018 the total value of these securities amounted to $318,789 or 35.2% of net assets.

SEPTEMBER 30, 2018 (UNAUDITED)

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Securities whose value was determined using significant unobservable inputs.

(D) All or a portion of securities with an aggregate value of $3,387 are on loan.

(E) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2018.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) All or a portion of securities with an aggregate value of $1,038 have been pledged as collateral on open futures contracts.

(H) Rate shown is the yield to maturity at September 30, 2018.

(I) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(J) Investment made with cash collateral received from securities on loan.

(K) Rate shown is the annualized 7-day yield at September 30, 2018.

The following futures contracts were outstanding at September 30, 2018 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|
| U.S. 30-Year Treasury Bond | Long | 562 | 12-19-18 | 56,200 | $ 78,961 | $(2,377) |
| U.S. 10-Year Ultra Treasury Note | Short | 396 | 12-28-18 | 39,600 | (49,896) | 924 |
| U.S. Treasury Ultra Long Bond | Short | 152 | 12-28-18 | 15,200 | (23,451) | 875 |
| U.S. 5-Year Treasury Note | Long | 867 | 12-31-18 | 86,700 | 97,517 | (951) |
| | | | | | $ 103,131 | $(1,529) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Preferred Stocks | $ — | $ 2,490 | $ — |
| Asset-Backed Securities | — | 171,765 | 228 |
| Corporate Debt Securities | — | 314,015 | — |
| Mortgage-Backed Securities | — | 151,594 | — |
| Municipal Bonds | — | 11,076 | — |
| United States Government Agency Obligations | — | 153,140 | 1,435 |
| United States Government Obligations | — | 81,186 | — |
| Short-Term Securities | 1,730 | 18,368 | — |
| Total | $ 1,730 | $903,634 | $1,663 |
| Futures Contracts | $ 1,799 | $ — | $ — |
| **Liabilities** | | | |
| Futures Contracts | $3,328 | $ — | $ — |

During the period ended September 30, 2018, securities totaling $2,494 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 95.6% |
| Information Technology | 16.8% |
| Financials | 16.4% |
| Industrials | 14.0% |
| Health Care | 13.0% |
| Consumer Discretionary | 9.3% |
| Consumer Staples | 6.4% |
| Materials | 5.8% |
| Utilities | 4.2% |
| Telecommunication Services | 4.1% |
| Real Estate | 3.3% |
| Energy | 2.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.4% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Webster Financial Corp. | Financials | Regional Banks |
| Vonage Holdings Corp. | Telecommunication Services | Alternative Carriers |
| Post Holdings, Inc. | Consumer Staples | Packaged Foods & Meats |
| Cabot Corp. | Materials | Commodity Chemicals |
| Grand Canyon Education, Inc. | Consumer Discretionary | Education Services |
| Green Dot Corp., Class A | Financials | Consumer Finance |
| Insulet Corp. | Health Care | Health Care Equipment |
| Red Rock Resorts, Inc., Class A | Consumer Discretionary | Casinos & Gaming |
| Evolent Health, Inc., Class A | Health Care | Health Care Technology |
| Rexnord Corp. | Industrials | Industrial Machinery |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Consumer Discretionary** | | |
| Apparel Retail – 2.1% | | |
| Boot Barn Holdings, Inc. (A) | 564 | $ 16,029 |
| | | |
| Apparel, Accessories & Luxury Goods – 0.8% | | |
| G-III Apparel Group Ltd. (A) | 136 | 6,534 |
| | | |
| Auto Parts & Equipment – 0.4% | | |
| Visteon Corp. (A) | 33 | 3,080 |
| | | |
| Casinos & Gaming – 2.8% | | |
| Red Rock Resorts, Inc., Class A | 810 | 21,574 |
| | | |
| Education Services – 3.2% | | |
| Grand Canyon Education, Inc. (A) | 224 | 25,295 |
| | | |
| **Total Consumer Discretionary – 9.3%** | | **72,512** |
| **Consumer Staples** | | |
| Packaged Foods & Meats – 6.4% | | |
| Nomad Foods Ltd. (A) | 910 | 18,436 |
| Post Holdings, Inc. (A) | 317 | 31,123 |
| | | 49,559 |
| | | |
| **Total Consumer Staples – 6.4%** | | **49,559** |
| **Energy** | | |
| Oil & Gas Exploration & Production – 2.3% | | |
| Laredo Petroleum Holdings, Inc. (A) | 2,222 | 18,156 |
| | | |
| **Total Energy – 2.3%** | | **18,156** |
| **Financials** | | |
| Consumer Finance – 3.2% | | |
| Green Dot Corp., Class A (A) | 281 | 24,998 |
| | | |
| Multi-Line Insurance – 2.3% | | |
| Kemper Corp. | 220 | 17,734 |
| | | |
| Property & Casualty Insurance – 1.6% | | |
| Old Republic International Corp. | 579 | 12,967 |
| | | |
| Regional Banks – 9.3% | | |
| Chemical Financial Corp. | 341 | 18,205 |
| Pinnacle Financial Partners, Inc. | 136 | 8,151 |
| Webster Financial Corp. | 555 | 32,710 |
| Western Alliance Bancorp (A) | 235 | 13,343 |
| | | 72,409 |
| | | |
| **Total Financials – 16.4%** | | **128,108** |
| **Health Care** | | |
| Health Care Equipment – 5.0% | | |
| Insulet Corp. (A) | 220 | 23,314 |
| Invacare Corp. | 1,088 | 15,825 |
| | | 39,139 |
| | | |
| Health Care Facilities – 1.8% | | |
| HealthSouth Corp. | 181 | 14,093 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care Supplies – 3.2% | | |
| ICU Medical, Inc. (A) | 50 | $ 14,025 |
| Sientra, Inc. (A) | 450 | 10,756 |
| | | 24,781 |
| | | |
| Health Care Technology – 2.7% | | |
| Evolent Health, Inc., Class A (A) | 746 | 21,186 |
| | | |
| Life Sciences Tools & Services – 0.3% | | |
| TECHNE Corp. | 10 | 1,939 |
| | | |
| **Total Health Care – 13.0%** | | **101,138** |
| **Industrials** | | |
| Aerospace & Defense – 2.8% | | |
| Cubic Corp. | 117 | 8,570 |
| Curtiss-Wright Corp. | 100 | 13,732 |
| | | 22,302 |
| | | |
| Diversified Support Services – 1.6% | | |
| Healthcare Services Group, Inc. (B) | 306 | 12,414 |
| | | |
| Environmental & Facilities Services – 1.1% | | |
| Clean Harbors, Inc. (A) | 118 | 8,446 |
| | | |
| Industrial Machinery – 6.9% | | |
| Crane Co. | 148 | 14,516 |
| ITT, Inc. | 147 | 8,999 |
| RBC Bearings, Inc. (A) | 77 | 11,533 |
| Rexnord Corp. (A) | 604 | 18,590 |
| | | 53,638 |
| | | |
| Office Services & Supplies – 1.6% | | |
| MSA Safety, Inc. | 118 | 12,564 |
| | | |
| **Total Industrials – 14.0%** | | **109,364** |
| **Information Technology** | | |
| Application Software – 4.0% | | |
| Everbridge, Inc. (A) | 293 | 16,912 |
| Pluralsight, Inc., Class A (A) | 458 | 14,648 |
| | | 31,560 |
| | | |
| Data Processing & Outsourced Services – 1.9% | | |
| Cardtronics plc, Class A (A) | 218 | 6,907 |
| EVERTEC, Inc. | 328 | 7,898 |
| | | 14,805 |
| | | |
| Electronic Equipment & Instruments – 3.3% | | |
| FLIR Systems, Inc. | 293 | 18,017 |
| Novanta, Inc. (A) | 110 | 7,532 |
| | | 25,549 |
| | | |
| Internet Software & Services – 1.6% | | |
| Q2 Holdings, Inc. (A) | 201 | 12,195 |
| | | |
| IT Consulting & Other Services – 2.2% | | |
| Booz Allen Hamilton Holding Corp. | 319 | 15,807 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| IT Consulting & Other Services (Continued) | | |
| CACI International, Inc., Class A (A) | 6 | $ 1,050 |
| | | 16,857 |
| | | |
| Semiconductor Equipment – 1.1% | | |
| Teradyne, Inc. | 242 | 8,934 |
| | | |
| Systems Software – 1.9% | | |
| PROS Holdings, Inc. (A) | 414 | 14,501 |
| | | |
| Technology Distributors – 0.8% | | |
| Avnet, Inc. | 143 | 6,407 |
| | | |
| **Total Information Technology – 16.8%** | | **130,808** |
| **Materials** | | |
| Aluminum – 0.7% | | |
| Constellium N.V., Class A (A) | 464 | 5,734 |
| | | |
| Commodity Chemicals – 5.1% | | |
| Cabot Corp. | 468 | 29,364 |
| Orion Engineered Carbons S.A. | 313 | 10,051 |
| | | 39,415 |
| | | |
| **Total Materials – 5.8%** | | **45,149** |
| **Real Estate** | | |
| Hotel & Resort REITs – 0.4% | | |
| RLJ Lodging Trust | 128 | 2,813 |
| | | |
| Industrial REITs – 1.4% | | |
| STAG Industrial, Inc. | 394 | 10,827 |
| | | |
| Retail REITs – 1.5% | | |
| Agree Realty Corp. | 224 | 11,923 |
| | | |
| **Total Real Estate – 3.3%** | | **25,563** |
| **Telecommunication Services** | | |
| Alternative Carriers – 4.1% | | |
| Vonage Holdings Corp. (A) | 2,284 | 32,337 |
| | | |
| **Total Telecommunication Services – 4.1%** | | **32,337** |
| **Utilities** | | |
| Electric Utilities – 1.9% | | |
| ALLETE, Inc. | 123 | 9,204 |
| IDACORP, Inc. | 61 | 6,023 |
| | | 15,227 |
| | | |
| Gas Utilities – 1.1% | | |
| ONE Gas, Inc. | 101 | 8,290 |
| | | |
| Water Utilities – 1.2% | | |
| Aqua America, Inc. | 260 | 9,581 |
| | | |
| **Total Utilities – 4.2%** | | **33,098** |
| | | |
| **TOTAL COMMON STOCKS – 95.6%** | | **$745,792** |
| (Cost: $626,592) | | |

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 1.0% | | |
| Diageo Capital plc (GTD by Diageo plc), 2.870%, 10-11-18 | $2,002 | $2,000 |
| Mondelez International, Inc., 2.280%, 10-1-18 | 3,574 | 3,573 |
| Sonoco Products Co., 2.330%, 10-1-18 | 1,981 | 1,981 |
| | | 7,554 |
| Master Note – 0.6% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (D) | 4,480 | 4,480 |
| Money Market Funds – 0.5% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.140%, (E)(F) | $ 3,633 | $ 3,633 |
| United States Government Agency Obligations – 3.3% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.220%, 10-7-18 (D) | 26,000 | 26,000 |
| | | 26,000 |

| | Value |
|---|---|
| TOTAL SHORT-TERM SECURITIES – 5.4% | $ 41,667 |
| (Cost: $41,669) | |
| TOTAL INVESTMENT SECURITIES – 101.0% | $787,459 |
| (Cost: $668,261) | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0)% | (7,727) |
| NET ASSETS – 100.0% | $779,732 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $5,101 are on loan.

(C)Rate shown is the yield to maturity at September 30, 2018.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at September 30, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $745,792 | $ — | $ — |
| Short-Term Securities | 3,633 | 38,034 | — |
| Total | $749,425 | $38,034 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 92.9% |
| Information Technology | 25.1% |
| Health Care | 23.3% |
| Consumer Discretionary | 20.5% |
| Industrials | 13.3% |
| Financials | 5.8% |
| Energy | 3.6% |
| Consumer Staples | 1.0% |
| Real Estate | 0.3% |
| Purchased Options | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 7.1% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Teladoc Health, Inc. | Health Care | Health Care Services |
| AMN Healthcare Services, Inc. | Health Care | Health Care Services |
| Proofpoint, Inc. | Information Technology | Systems Software |
| Mercury Computer Systems, Inc. | Industrials | Aerospace & Defense |
| John Bean Technologies Corp. | Industrials | Industrial Machinery |
| Texas Roadhouse, Inc., Class A | Consumer Discretionary | Restaurants |
| Paycom Software, Inc. | Information Technology | Application Software |
| Wingstop, Inc. | Consumer Discretionary | Restaurants |
| HealthEquity, Inc. | Health Care | Managed Health Care |
| Grand Canyon Education, Inc. | Consumer Discretionary | Education Services |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel Retail – 3.4% | | |
| Burlington Stores, Inc. (A) | 105 | $ 17,041 |
| Caleres, Inc. | 148 | 5,297 |
| Children's Place Retail Stores, Inc. (The) | 206 | 26,263 |
| Urban Outfitters, Inc. (A) | 971 | 39,698 |
| | | 88,299 |
| Auto Parts & Equipment – 1.1% | | |
| Visteon Corp. (A) | 314 | 29,192 |
| Automotive Retail – 0.6% | | |
| Carvana Co. (A)(B) | 282 | 16,646 |
| Broadcasting – 1.1% | | |
| Nexstar Broadcasting Group, Inc. | 361 | 29,394 |
| Casinos & Gaming – 0.8% | | |
| PlayAGS, Inc. (A) | 657 | 19,371 |
| Distributors – 1.5% | | |
| Pool Corp. | 236 | 39,415 |
| Education Services – 1.7% | | |
| Grand Canyon Education, Inc. (A) | 393 | 44,305 |
| General Merchandise Stores – 1.6% | | |
| Ollie's Bargain Outlet Holdings, Inc. (A) | 424 | 40,737 |
| Homebuilding – 0.9% | | |
| Installed Building Products, Inc. (A) | 571 | 22,282 |
| Homefurnishing Retail – 1.1% | | |
| At Home Group, Inc. (A) | 875 | 27,592 |
| Hotels, Resorts & Cruise Lines – 1.2% | | |
| Hilton Grand Vacations, Inc. (A) | 965 | 31,948 |
| Internet & Direct Marketing Retail – 0.7% | | |
| Etsy, Inc. (A) | 260 | 13,343 |
| Farfetch Ltd., Class A (A) | 134 | 3,638 |
| | | 16,981 |
| Restaurants – 3.7% | | |
| Texas Roadhouse, Inc., Class A | 739 | 51,231 |
| Wingstop, Inc. | 659 | 44,998 |
| | | 96,229 |
| Specialty Stores – 1.1% | | |
| Five Below, Inc. (A) | 228 | 29,654 |
| Total Consumer Discretionary – 20.5% | | 532,045 |
| Consumer Staples | | |
| Food Retail – 1.0% | | |
| Sprouts Farmers Market, Inc. (A) | 942 | 25,828 |
| Total Consumer Staples – 1.0% | | 25,828 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Energy | | |
| Oil & Gas Equipment & Services – 0.1% | | |
| Keane Group, Inc. (A) | 304 | $ 3,759 |
| Oil & Gas Exploration & Production – 3.5% | | |
| Centennial Resource Development, Inc., Class A (A) | 1,399 | 30,560 |
| Magnolia Oil & Gas Corp. (A) | 353 | 5,295 |
| Matador Resources Co. (A) | 615 | 20,339 |
| Petroleum Development Corp. (A) | 280 | 13,694 |
| WildHorse Resource Development Corp. (A) | 862 | 20,376 |
| | | 90,264 |
| Total Energy – 3.6% | | 94,023 |
| Financials | | |
| Investment Banking & Brokerage – 2.4% | | |
| Evercore Partners, Inc. | 342 | 34,398 |
| LPL Investment Holdings, Inc. | 419 | 27,030 |
| | | 61,428 |
| Regional Banks – 3.4% | | |
| Ameris Bancorp | 435 | 19,870 |
| Heritage Financial Corp. | 451 | 15,835 |
| Seacoast Banking Corp. of Florida (A) | 600 | 17,533 |
| Western Alliance Bancorp. (A) | 646 | 36,734 |
| | | 89,972 |
| Total Financials – 5.8% | | 151,400 |
| Health Care | | |
| Biotechnology – 0.4% | | |
| Immunomedics, Inc. (A) | 487 | 10,134 |
| Health Care Equipment – 9.2% | | |
| Inogen, Inc. (A) | 136 | 33,202 |
| Insulet Corp. (A) | 186 | 19,685 |
| iRhythm Technologies, Inc. (A) | 341 | 32,276 |
| K2M Group Holdings, Inc. (A) | 1,520 | 41,593 |
| NovoCure Ltd. (A) | 762 | 39,942 |
| Penumbra, Inc. (A) | 221 | 33,028 |
| Tactile Systems Technology, Inc. (A) | 550 | 39,099 |
| | | 238,825 |
| Health Care Facilities – 1.0% | | |
| Acadia Healthcare Co., Inc. (A)(B) | 715 | 25,161 |
| Health Care Services – 7.2% | | |
| AMN Healthcare Services, Inc. (A) | 1,301 | 71,149 |
| LHC Group, Inc. (A) | 387 | 39,837 |
| Teladoc Health, Inc. (A) | 881 | 76,062 |
| | | 187,048 |
| Health Care Supplies – 2.2% | | |
| Merit Medical Systems, Inc. (A) | 581 | 35,694 |
| Sientra, Inc. (A) | 886 | 21,152 |
| | | 56,846 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care Technology – 0.4% | | |
| Evolent Health, Inc., Class A (A) | 362 | $ 10,275 |
| Managed Health Care – 1.7% | | |
| HealthEquity, Inc. (A) | 474 | 44,794 |
| Pharmaceuticals – 1.2% | | |
| Aerie Pharmaceuticals, Inc. (A) | 370 | 22,749 |
| OptiNose, Inc. (A)(B) | 675 | 8,396 |
| | | 31,145 |
| Total Health Care – 23.3% | | 604,228 |
| Industrials | | |
| Aerospace & Defense – 2.1% | | |
| Mercury Computer Systems, Inc. (A) | 996 | 55,126 |
| Air Freight & Logistics – 0.6% | | |
| Air Transport Services Group, Inc. (A) | 677 | 14,542 |
| Diversified Support Services – 0.9% | | |
| Healthcare Services Group, Inc. (B) | 609 | 24,729 |
| Industrial Machinery – 6.6% | | |
| Crane Co. | 67 | 6,599 |
| John Bean Technologies Corp. | 436 | 52,051 |
| RBC Bearings, Inc. (A) | 250 | 37,541 |
| Timken Co. (The) | 715 | 35,653 |
| Woodward, Inc. | 497 | 40,212 |
| | | 172,056 |
| Security & Alarm Services – 1.2% | | |
| Brink's Co. (The) | 435 | 30,324 |
| Trading Companies & Distributors – 0.7% | | |
| Watsco, Inc. | 107 | 19,077 |
| Trucking – 1.2% | | |
| Knight Transportation, Inc. | 868 | 29,931 |
| Total Industrials – 13.3% | | 345,785 |
| Information Technology | | |
| Application Software – 7.2% | | |
| Globant S.A. (A) | 421 | 24,823 |
| HubSpot, Inc. (A) | 285 | 42,991 |
| Paycom Software, Inc. (A) | 325 | 50,508 |
| Pluralsight, Inc., Class A (A) | 393 | 12,579 |
| SVMK, Inc. (A) | 131 | 2,104 |
| Ultimate Software Group, Inc. (The) (A) | 46 | 14,961 |
| Zendesk, Inc. (A) | 571 | 40,534 |
| | | 188,500 |
| Communications Equipment – 0.6% | | |
| Viavi Solutions, Inc. (A) | 1,439 | 16,314 |
| Internet Software & Services – 7.1% | | |
| Apptio, Inc., Class A (A) | 517 | 19,090 |

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Internet Software & Services (Continued) | | |
| Criteo S.A. ADR (A) | 237 | $ 5,446 |
| Envestnet, Inc. (A) | 398 | 24,252 |
| Five9, Inc. (A) | 817 | 35,699 |
| Mimecast Ltd. (A) | 667 | 27,913 |
| New Relic, Inc. (A) | 305 | 28,740 |
| Q2 Holdings, Inc. (A) | 480 | 29,076 |
| SendGrid, Inc. (A) | 362 | 13,300 |
| | | 183,516 |
| IT Consulting & Other Services – 3.2% | | |
| Booz Allen Hamilton Holding Corp. | 873 | 43,347 |
| InterXion Holding N.V. (A) | 582 | 39,175 |
| | | 82,522 |
| Semiconductors – 2.8% | | |
| Integrated Device Technology, Inc. (A) | 687 | 32,315 |
| Monolithic Power Systems, Inc. | 319 | 39,981 |
| | | 72,296 |
| Systems Software – 4.1% | | |
| Proofpoint, Inc. (A) | 548 | 58,248 |
| Varonis Systems, Inc. (A) | 584 | 42,765 |
| Zscaler, Inc. (A)(B) | 148 | 6,029 |
| | | 107,042 |
| Technology Hardware, Storage & Peripherals – 0.1% | | |
| USA Technologies, Inc. (A) | 437 | 3,146 |
| Total Information Technology – 25.1% | | 653,336 |
| Real Estate | | |
| Real Estate Services – 0.3% | | |
| RE/MAX Holdings, Inc., Class A | 182 | 8,089 |
| Total Real Estate – 0.3% | | 8,089 |
| TOTAL COMMON STOCKS – 92.9% | | $2,414,734 |
| (Cost: $1,641,215) | | |

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Notional Amount | |
|---|---|---|---|
| Monolithic Power Systems, Inc., Put $120.00, Expires 12-21-18, OTC (Ctrpty: JPMorgan Chase Bank N.A.) | 1,343 | 134 | 597 |
| TOTAL PURCHASED OPTIONS – 0.0% | | | $ 597 |
| (Cost: $588) | | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 1.7% | | |
| Brown-Forman Corp., 1.930%, 10-11-18 | $ 5,000 | $ 4,996 |
| Mondelez International, Inc., 2.280%, 10-1-18 | 3,739 | 3,738 |
| Northern Illinois Gas Co., 2.200%, 10-12-18 | 3,000 | 2,997 |
| Rockwell Automation, Inc., 2.100%, 10-2-18 | 5,000 | 4,999 |
| Walgreens Boots Alliance, Inc., 2.850%, 10-12-18 | 5,000 | 4,995 |
| Wisconsin Electric Power Co., 2.250%, 10-4-18 | 15,000 | 14,994 |
| Wisconsin Gas LLC, 2.170%, 10-2-18 | 8,000 | 7,998 |
| | | 44,717 |
| Master Note – 0.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (D) | 3,941 | 3,941 |
| Money Market Funds – 0.9% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.140%, (E)(F) | 22,957 | 22,957 |
| Municipal Obligations – 1.3% | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.550%, 10-7-18 (D) | 6,725 | 6,725 |
| LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 24 bps), 1.590%, 10-7-18 (D) | 4,000 | 4,000 |
| LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.590%, 10-7-18 (D) | 6,005 | 6,005 |
| Minneapolis, MN, Hsng Dev, Rfdg Rev Bonds (One Ten Grant Proj), Ser 1989 (GTD by FNMA) (BVAL plus 8 bps), 1.580%, 10-7-18 (D) | 7,750 | 7,750 |
| NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.610%, 10-7-18 (D) | $ 4,900 | $ 4,900 |
| SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.), 2.330%, 10-17-18 | 3,000 | 3,000 |
| SD Hlth and Edu Fac Auth, Var Rate Dmnd Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.) (BVAL plus 9 bps), 1.550%, 10-2-18 (D) | 1,800 | 1,800 |
| | | 34,180 |
| United States Government Agency Obligations – 3.9% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.170%, 10-7-18 (D) | 4,968 | 4,967 |
| 2.190%, 10-7-18 (D) | 35,570 | 35,570 |
| 2.220%, 10-7-18 (D) | 60,681 | 60,681 |
| | | 101,218 |
| TOTAL SHORT-TERM SECURITIES – 8.0% | | $ 207,013 |
| (Cost: $207,023) | | |
| TOTAL INVESTMENT SECURITIES – 100.9% | | $2,622,344 |
| (Cost: $1,848,826) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS (G) – (0.9)% | | (23,621) |
| NET ASSETS – 100.0% | | $2,598,723 |

SEPTEMBER 30, 2018 (UNAUDITED)

Notes to Schedule of Investments

 *Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $38,093 are on loan.

(C)Rate shown is the yield to maturity at September 30, 2018.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at September 30, 2018.

(G)Cash of $1,920 has been pledged as collateral on open OTC swap agreements.

The following total return swap agreements were outstanding at September 30, 2018:

| Underlying Security | Counterparty | Maturity Date | Notional Amount | Financing Fee[(1)(2)] | Value | Upfront Payments/ (Receipts) | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Biotech Custom Index | Goldman Sachs International | 07/01/2019 | $78,442 | 1-Month LIBOR less 15 bps | $(1,742) | $— | $(1,742) |

(1)The Fund pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

The following table represents security positions within the total return basket swap as of September 30, 2018:

| Reference Entity | Shares | Notional Amount | Value | % of Value | Reference Entity | Shares | Notional Amount | Value | % of Value |
|---|---|---|---|---|---|---|---|---|---|
| Ligand Pharmaceuticals, Inc. | —* | $ 3,218 | $ (71) | 4.1% | AnaptysBio, Inc. | —* | $1,044 | $(23) | 1.3% |
| FibroGen, Inc. | 1 | 2,557 | (57) | 3.3 | ACADIA Pharmaceuticals, Inc. | 1 | 1,041 | (23) | 1.3 |
| Loxo Oncology, Inc. | —* | 2,539 | (56) | 3.2 | Arena Pharmaceuticals, Inc. | —* | 1,021 | (23) | 1.3 |
| Ultragenyx Pharmaceutical, Inc. | 1 | 2,000 | (44) | 2.6 | Xencor, Inc. | 1 | 994 | (22) | 1.3 |
| Horizon Pharma plc | 2 | 1,809 | (40) | 2.3 | Spark Therapeutics, Inc. | —* | 962 | (21) | 1.2 |
| Blueprint Medicines Corp. | 1 | 1,802 | (40) | 2.3 | Sangamo Therapeutics, Inc. | 1 | 956 | (21) | 1.2 |
| Array BioPharma, Inc. | 3 | 1,744 | (39) | 2.2 | Atara Biotherapeutics, Inc. | 1 | 946 | (21) | 1.2 |
| Emergent BioSolutions, Inc. | 1 | 1,638 | (36) | 2.1 | Arrowhead Pharmaceuticals, Inc. | 1 | 931 | (21) | 1.2 |
| Intercept Pharmaceuticals, Inc. | —* | 1,528 | (34) | 1.9 | Portola Pharmaceuticals, Inc. | 1 | 899 | (20) | 1.2 |
| Myriad Genetics, Inc. | 1 | 1,483 | (33) | 1.9 | Spectrum Pharmaceuticals, Inc. | 1 | 870 | (19) | 1.1 |
| Ironwood Pharmaceuticals, Inc. | 2 | 1,447 | (32) | 1.8 | Insmed, Inc. | 1 | 862 | (19) | 1.1 |
| Immunomedics, Inc. | 1 | 1,379 | (31) | 1.8 | Editas Medicine, Inc. | 1 | 810 | (18) | 1.0 |
| Supernus Pharmaceuticals, Inc. | 1 | 1,375 | (31) | 1.8 | Genomic Health, Inc. | —* | 804 | (18) | 1.0 |
| Amicus Therapeutics, Inc. | 2 | 1,291 | (29) | 1.7 | Acceleron Pharma, Inc. | —* | 792 | (18) | 1.0 |
| Halozyme Therapeutics, Inc. | 2 | 1,255 | (28) | 1.6 | Enanta Pharmaceuticals, Inc. | —* | 791 | (18) | 1.0 |
| Aerie Pharmaceuticals, Inc. | —* | 1,230 | (27) | 1.6 | Clovis Oncology, Inc. | 1 | 783 | (17) | 1.0 |
| Repligen Corp. | —* | 1,227 | (27) | 1.6 | Theravance Biopharma, Inc. | 1 | 773 | (17) | 1.0 |
| REGENXBIO, Inc. | —* | 1,214 | (27) | 1.6 | Corcept Therapeutics, Inc. | 1 | 772 | (17) | 1.0 |
| PTC Therapeutics, Inc. | 1 | 1,194 | (27) | 1.5 | Puma Biotechnology, Inc. | —* | 737 | (16) | 0.9 |
| MyoKardia, Inc. | —* | 1,130 | (25) | 1.4 | Zogenix, Inc. | —* | 730 | (16) | 0.9 |
| Momenta Pharmaceuticals, Inc. | 1 | 1,127 | (25) | 1.4 | Reata Pharmaceuticals, Inc. | —* | 727 | (16) | 0.9 |
| Heron Therapeutics, Inc. | 1 | 1,122 | (25) | 1.4 | ImmunoGen, Inc. | 2 | 700 | (16) | 0.9 |
| Pacira Pharmaceuticals, Inc. | —* | 1,098 | (24) | 1.4 | Madrigal Pharmaceuticals, Inc. | —* | 696 | (15) | 0.9 |
| Global Blood Therapeutics, Inc. | 1 | 1,084 | (24) | 1.4 | Aimmune Therapeutics, Inc. | 1 | 664 | (15) | 0.9 |
| Amneal Pharmaceuticals, Inc. | 1 | 1,073 | (24) | 1.4 | Audentes Therapeutics, Inc. | —* | 664 | (15) | 0.8 |
| Medicines Co. (The) | 1 | 1,053 | (23) | 1.3 | | | | | |

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND (in thousands)

SEPTEMBER 30, 2018 (UNAUDITED)

| Reference Entity | Shares | Notional Amount | Value | % of Value |
|---|---|---|---|---|
| Vanda Pharmaceuticals, Inc. | 1 | $658 | $(15) | 0.8% |
| Omeros Corp. | 1 | 630 | (14) | 0.8 |
| Intrexon Corp. | 1 | 630 | (14) | 0.8 |
| Retrophin, Inc. | —* | 626 | (14) | 0.8 |
| TherapeuticsMD, Inc. | 2 | 616 | (14) | 0.8 |
| G1 Therapeutics, Inc. | —* | 599 | (13) | 0.8 |
| Innoviva, Inc. | 1 | 597 | (13) | 0.8 |
| Endocyte, Inc. | 1 | 590 | (13) | 0.8 |
| Biohaven Pharmaceutical Holding Co. Ltd. | —* | 575 | (13) | 0.7 |
| Esperion Therapeutics, Inc. | —* | 574 | (13) | 0.7 |
| Cambrex Corp. | —* | 547 | (12) | 0.7 |
| Intellia Therapeutics, Inc. | —* | 530 | (12) | 0.7 |
| Iovance Biotherapeutics, Inc. | 1 | 518 | (12) | 0.7 |
| WaVe Life Sciences Ltd. | —* | 499 | (11) | 0.6 |
| Codexis, Inc. | 1 | 487 | (11) | 0.6 |
| Mirati Therapeutics, Inc. | —* | 484 | (11) | 0.6 |
| MacroGenics, Inc. | —* | 470 | (10) | 0.6 |
| Phibro Animal Health Corp. | —* | 458 | (10) | 0.6 |
| Revance Therapeutics, Inc. | —* | 454 | (10) | 0.6 |
| Fate Therapeutics, Inc. | 1 | 443 | (10) | 0.6 |
| Alder Biopharmaceuticals, Inc. | 1 | 432 | (10) | 0.6 |
| Heska Corp. | —* | $428 | $ (10) | 0.5% |
| Coherus Biosciences, Inc. | 1 | 427 | (10) | 0.5 |
| Karyopharm Therapeutics, Inc. | 1 | 419 | (9) | 0.5 |
| Eagle Pharmaceuticals, Inc. | —* | 405 | (9) | 0.5 |
| CytomX Therapeutics, Inc. | —* | 402 | (9) | 0.5 |
| Radius Health, Inc. | 1 | 401 | (9) | 0.5 |
| Dynavax Technologies Corp. | 1 | 389 | (9) | 0.5 |
| MiMedx Group, Inc. | 1 | 364 | (8) | 0.5 |
| Apellis Pharmaceuticals, Inc. | —* | 361 | (8) | 0.5 |
| Athenex, Inc. | 1 | 360 | (8) | 0.5 |
| Assembly Biosciences, Inc. | —* | 360 | (8) | 0.5 |
| Flexion Therapeutics, Inc. | —* | 351 | (8) | 0.4 |
| Accelerate Diagnostics, Inc. | —* | 335 | (7) | 0.4 |
| Cymabay Therapeutics, Inc. | 1 | 282 | (6) | 0.4 |
| Progenics Pharmaceuticals, Inc. | 1 | 263 | (6) | 0.3 |
| La Jolla Pharmaceutical Co. | —* | 246 | (5) | 0.3 |
| Collegium Pharmaceutical, Inc. | —* | 246 | (5) | 0.3 |
| Sorrento Therapeutics, Inc. | 1 | 215 | (5) | 0.3 |
| TG Therapeutics, Inc. | 1 | 185 | (4) | 0.2 |
| | | | $(1,742) | |

The following written options were outstanding at September 30, 2018 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Notional Amount | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|---|
| Monolithic Power Systems, Inc. | JPMorgan Chase Bank N.A. | Put | 1,343 | 135 | December 2018 | $100.00 | $81 | $(128) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $2,414,734 | $ — | $ — |
| Purchased Options | — | 597 | — |
| Short-Term Securities | 22,957 | 184,056 | — |
| Total | $2,437,691 | $184,653 | $ — |
| **Liabilities** | | | |
| Total Return Swaps | $ — | $ 1,742 | $ — |
| Written Options | $ — | $ 128 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
FNMA = Federal National Mortgage Association
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.5% |
|     Information Technology | 44.8% |
|     Consumer Discretionary | 18.1% |
|     Industrials | 12.9% |
|     Health Care | 11.5% |
|     Financials | 5.2% |
|     Consumer Staples | 4.4% |
|     Energy | 1.4% |
|     Real Estate | 1.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.5% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Microsoft Corp. | Information Technology | Systems Software |
| Amazon.com, Inc. | Consumer Discretionary | Internet & Direct Marketing Retail |
| Apple, Inc. | Information Technology | Technology Hardware, Storage & Peripherals |
| salesforce.com, Inc. | Information Technology | Application Software |
| Alphabet, Inc., Class A | Information Technology | Internet Software & Services |
| Verisk Analytics, Inc., Class A | Industrials | Research & Consulting Services |
| Adobe Systems, Inc. | Information Technology | Application Software |
| Visa, Inc., Class A | Information Technology | Data Processing & Outsourced Services |
| CME Group, Inc. | Financials | Financial Exchanges & Data |
| MasterCard, Inc., Class A | Information Technology | Data Processing & Outsourced Services |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY TAX-MANAGED EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Apparel, Accessories & Luxury Goods – 2.7% | | |
| V.F. Corp. | 191 | $ 17,868 |
| Cable & Satellite – 1.4% | | |
| Comcast Corp., Class A | 254 | 8,991 |
| Footwear – 2.8% | | |
| NIKE, Inc., Class B | 218 | 18,460 |
| Home Improvement Retail – 3.0% | | |
| Home Depot, Inc. (The) | 96 | 19,803 |
| Internet & Direct Marketing Retail – 8.2% | | |
| Amazon.com, Inc. (A) | 25 | 49,488 |
| Booking Holdings, Inc. (A) | 2 | 4,470 |
| | | 53,958 |
| Total Consumer Discretionary – 18.1% | | 119,080 |
| Consumer Staples | | |
| Distillers & Vintners – 0.9% | | |
| Constellation Brands, Inc. | 27 | 5,854 |
| Personal Products – 1.3% | | |
| Estee Lauder Co., Inc. (The), Class A | 60 | 8,782 |
| Soft Drinks – 1.9% | | |
| Monster Beverage Corp. (A) | 219 | 12,760 |
| Tobacco – 0.3% | | |
| Philip Morris International, Inc. | 23 | 1,874 |
| Total Consumer Staples – 4.4% | | 29,270 |
| Energy | | |
| Oil & Gas Equipment & Services – 1.4% | | |
| Halliburton Co. | 223 | 9,056 |
| Total Energy – 1.4% | | 9,056 |
| Financials | | |
| Financial Exchanges & Data – 4.8% | | |
| CME Group, Inc. | 135 | 23,030 |
| S&P Global, Inc. | 42 | 8,294 |
| | | 31,324 |
| Investment Banking & Brokerage – 0.4% | | |
| Goldman Sachs Group, Inc. (The) | 13 | 2,971 |
| Total Financials – 5.2% | | 34,295 |
| Health Care | | |
| Biotechnology – 1.6% | | |
| Alexion Pharmaceuticals, Inc. (A) | 26 | $ 3,629 |
| BioMarin Pharmaceutical, Inc. (A) | 75 | 7,224 |
| | | 10,853 |
| Health Care Equipment – 5.2% | | |
| Danaher Corp. | 187 | 20,303 |
| Intuitive Surgical, Inc. (A) | 24 | 13,747 |
| | | 34,050 |
| Managed Health Care – 2.8% | | |
| UnitedHealth Group, Inc. | 69 | 18,277 |
| Pharmaceuticals – 1.9% | | |
| Elanco Animal Health, Inc. (A) | 19 | 669 |
| Pfizer, Inc. | 267 | 11,760 |
| | | 12,429 |
| Total Health Care – 11.5% | | 75,609 |
| Industrials | | |
| Aerospace & Defense – 1.4% | | |
| Raytheon Co. | 46 | 9,434 |
| Construction Machinery & Heavy Trucks – 2.1% | | |
| Caterpillar, Inc. | 93 | 14,105 |
| Industrial Machinery – 2.2% | | |
| Stanley Black & Decker, Inc. | 99 | 14,461 |
| Railroads – 0.6% | | |
| Union Pacific Corp. | 22 | 3,663 |
| Research & Consulting Services – 4.0% | | |
| Verisk Analytics, Inc., Class A (A) | 221 | 26,686 |
| Trucking – 2.6% | | |
| J.B. Hunt Transport Services, Inc. | 141 | 16,819 |
| Total Industrials – 12.9% | | 85,168 |
| Information Technology | | |
| Application Software – 8.6% | | |
| Adobe Systems, Inc. (A) | 95 | 25,666 |
| salesforce.com, Inc. (A) | 193 | 30,713 |
| | | 56,379 |
| Data Processing & Outsourced Services – 11.4% | | |
| FleetCor Technologies, Inc. (A) | 59 | 13,419 |
| MasterCard, Inc., Class A | 95 | 21,151 |
| PayPal, Inc. (A) | 189 | 16,593 |
| Visa, Inc., Class A | 159 | 23,909 |
| | | 75,072 |
| Home Entertainment Software – 2.2% | | |
| Electronic Arts, Inc. (A) | 118 | $ 14,242 |
| Internet Software & Services – 5.8% | | |
| Alphabet, Inc., Class A (A) | 24 | 28,579 |
| Facebook, Inc., Class A (A) | 60 | 9,851 |
| | | 38,430 |
| Systems Software – 11.0% | | |
| Microsoft Corp. | 571 | 65,294 |
| Red Hat, Inc. (A) | 55 | 7,427 |
| | | 72,721 |
| Technology Hardware, Storage & Peripherals – 5.8% | | |
| Apple, Inc. | 168 | 37,864 |
| Total Information Technology – 44.8% | | 294,708 |
| Real Estate | | |
| Specialized REITs – 1.2% | | |
| American Tower Corp., Class A | 53 | 7,715 |
| Total Real Estate – 1.2% | | 7,715 |
| TOTAL COMMON STOCKS – 99.5% | | $ 654,901 |
| (Cost: $352,580) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.6% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (B) | $4,052 | 4,052 |
| TOTAL SHORT-TERM SECURITIES – 0.6% | | $ 4,052 |
| (Cost: $4,052) | | |
| TOTAL INVESTMENT SECURITIES – 100.1% | | $658,953 |
| (Cost: $356,632) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)% | | (678) |
| NET ASSETS – 100.0% | | $658,275 |

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS IVY TAX-MANAGED EQUITY FUND *(in thousands)*

SEPTEMBER 30, 2018 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks | $654,901 | $ — | $ — |
| Short-Term Securities | — | 4,052 | — |
| Total | $654,901 | $4,052 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Inberbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2018 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 97.2% |
| Financials | 31.3% |
| Consumer Discretionary | 13.1% |
| Health Care | 11.3% |
| Information Technology | 10.1% |
| Energy | 8.8% |
| Consumer Staples | 7.8% |
| Industrials | 6.7% |
| Materials | 3.4% |
| Utilities | 2.5% |
| Real Estate | 2.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.8% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Citigroup, Inc. | Financials | Other Diversified Financial Services |
| JPMorgan Chase & Co. | Financials | Other Diversified Financial Services |
| Wal-Mart Stores, Inc. | Consumer Staples | Hypermarkets & Super Centers |
| CVS Caremark Corp. | Consumer Staples | Drug Retail |
| Energy Transfer Partners L.P. | Energy | Oil & Gas Storage & Transportation |
| Dow Chemical Co. (The) | Materials | Diversified Chemicals |
| Capital One Financial Corp. | Financials | Consumer Finance |
| Pfizer, Inc. | Health Care | Pharmaceuticals |
| Broadcom Corp., Class A | Information Technology | Semiconductors |
| Target Corp. | Consumer Discretionary | General Merchandise Stores |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# SCHEDULE OF INVESTMENTS

IVY VALUE FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| Consumer Discretionary | | |
| Auto Parts & Equipment – 2.4% | | |
| Magna International, Inc. | 560 | $ 29,396 |
| Cable & Satellite – 2.7% | | |
| Comcast Corp., Class A | 938 | 33,200 |
| General Merchandise Stores – 5.3% | | |
| Dollar Tree, Inc. (A) | 345 | 28,135 |
| Target Corp. | 414 | 36,475 |
| | | 64,610 |
| Home Improvement Retail – 2.7% | | |
| Lowe's Co., Inc. | 284 | 32,597 |
| **Total Consumer Discretionary – 13.1%** | | **159,803** |
| Consumer Staples | | |
| Drug Retail – 3.8% | | |
| CVS Caremark Corp. | 594 | 46,744 |
| Hypermarkets & Super Centers – 4.0% | | |
| Wal-Mart Stores, Inc. | 514 | 48,270 |
| **Total Consumer Staples – 7.8%** | | **95,014** |
| Energy | | |
| Oil & Gas Refining & Marketing – 4.4% | | |
| EnLink Midstream Partners L.P. | 998 | 18,599 |
| Marathon Petroleum Corp. | 442 | 35,354 |
| | | 53,953 |
| Oil & Gas Storage & Transportation – 4.4% | | |
| Energy Transfer Equity L.P. | 680 | 11,844 |
| Energy Transfer Partners L.P. | 1,905 | 42,394 |
| | | 54,238 |
| **Total Energy – 8.8%** | | **108,191** |
| Financials | | |
| Asset Management & Custody Banks – 5.3% | | |
| Blackstone Group L.P. (The) | 851 | 32,406 |
| State Street Corp. | 383 | 32,063 |
| | | 64,469 |
| Consumer Finance – 5.7% | | |
| Capital One Financial Corp. | 408 | 38,760 |
| Synchrony Financial | 1,007 | 31,307 |
| | | 70,067 |
| Life & Health Insurance – 2.8% | | |
| MetLife, Inc. | 733 | 34,227 |
| Mortgage REITs – 2.9% | | |
| American Capital Agency Corp. | 1,933 | 36,004 |
| Other Diversified Financial Services – 9.3% | | |
| Citigroup, Inc. | 828 | 59,408 |
| JPMorgan Chase & Co. | 485 | 54,761 |
| | | 114,169 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Property & Casualty Insurance – 2.8% | | |
| Allstate Corp. (The) | 345 | $ 34,022 |
| Regional Banks – 2.5% | | |
| KeyCorp | 1,538 | 30,589 |
| **Total Financials – 31.3%** | | **383,547** |
| Health Care | | |
| Biotechnology – 2.7% | | |
| Amgen, Inc. | 158 | 32,752 |
| Health Care Facilities – 2.7% | | |
| HCA Holdings, Inc. | 240 | 33,361 |
| Managed Health Care – 2.8% | | |
| Humana, Inc. | 101 | 34,021 |
| Pharmaceuticals – 3.1% | | |
| Pfizer, Inc. | 869 | 38,306 |
| **Total Health Care – 11.3%** | | **138,440** |
| Industrials | | |
| Aerospace & Defense – 1.3% | | |
| Spirit AeroSystems Holdings, Inc. | 172 | 15,804 |
| Airlines – 2.6% | | |
| Southwest Airlines Co. | 515 | 32,174 |
| Electrical Components & Equipment – 2.8% | | |
| Eaton Corp. | 391 | 33,894 |
| **Total Industrials – 6.7%** | | **81,872** |
| Information Technology | | |
| Semiconductor Equipment – 2.2% | | |
| Lam Research Corp. | 176 | 26,760 |
| Semiconductors – 5.6% | | |
| Broadcom Corp., Class A | 149 | 36,788 |
| Micron Technology, Inc. (A) | 419 | 18,951 |
| QUALCOMM, Inc. | 182 | 13,088 |
| | | 68,827 |
| Systems Software – 2.3% | | |
| Microsoft Corp. | 247 | 28,249 |
| **Total Information Technology – 10.1%** | | **123,836** |
| Materials | | |
| Diversified Chemicals – 3.4% | | |
| Dow Chemical Co. (The) | 654 | 42,078 |
| **Total Materials – 3.4%** | | **42,078** |
| Real Estate | | |
| Health Care REITs – 2.2% | | |
| Welltower, Inc. | 421 | 27,098 |
| **Total Real Estate – 2.2%** | | **27,098** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Utilities | | |
| Electric Utilities – 2.5% | | |
| Great Plains Energy, Inc. | 554 | $ 30,403 |
| **Total Utilities – 2.5%** | | **30,403** |
| **TOTAL COMMON STOCKS – 97.2%** | | **$1,190,282** |
| (Cost: $900,554) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Commercial Paper (B) – 1.8% | | |
| Diageo Capital plc (GTD by Diageo plc), 2.870%, 10-11-18 | $5,000 | 4,996 |
| Mondelez International, Inc., 2.280%, 10-1-18 | 3,363 | 3,362 |
| NBCUniversal Enterprise, Inc., 2.880%, 10-11-18 | 4,000 | 3,997 |
| Northern Illinois Gas Co., 2.401%, 10-3-18 | 5,000 | 4,998 |
| Virginia Electric and Power Co., 2.730%, 10-18-18 | 2,500 | 2,497 |
| Walgreens Boots Alliance, Inc., 2.720%, 10-18-18 | 2,000 | 1,997 |
| | | 21,847 |
| Master Note – 0.3% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.470%, 10-5-18 (C) | 3,463 | 3,463 |
| United States Government Agency Obligations – 0.8% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 2.220%, 10-7-18 (C) | 9,500 | 9,500 |
| **TOTAL SHORT-TERM SECURITIES – 2.9%** | | **$ 34,810** |
| (Cost: $34,814) | | |
| **TOTAL INVESTMENT SECURITIES – 100.1%** | | **$1,225,092** |
| (Cost: $935,368) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)% | | (1,437) |
| **NET ASSETS – 100.0%** | | **$1,223,655** |

SEPTEMBER 30, 2018 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at September 30, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at September 30, 2018 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Notional Amount | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|---|
| CVS Health Corp. | N/A | Call | 470 | 47 | October 2018 | $82.50 | $43 | $(24) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | $1,190,282 | $ — | $ — |
| Short-Term Securities | — | 34,810 | — |
| Total | $1,190,282 | $34,810 | $ — |
| | | | |
| **Liabilities** | | | |
| Written Options | $ — | $ 24 | $ — |

During the period ended September 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Inberbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | Ivy Core Equity Fund | Ivy Emerging Markets Equity Fund[(1)] | Ivy European Opportunities Fund | Ivy Global Bond Fund | Ivy Global Equity Income Fund | Ivy Global Growth Fund | Ivy Global Income Allocation Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+^ | $ 4,804,761 | $ 2,163,362 | $158,866 | $ 498,881 | $ 997,949 | $ 1,053,707 | $546,983 |
| Investments at Value | 4,804,761 | 2,163,362 | 158,866 | 498,881 | 997,949 | 1,053,707 | 546,983 |
| Cash | 1 | 344 | 46 | 1 | 2 | — | 202 |
| Cash denominated in foreign currencies at value+ | — | 83 | 35 | — | 8,808 | — | 5,682 |
| Restricted cash | — | 48 | — | — | — | — | — |
| Investment securities sold receivable | 23,361 | 5,983 | — | 3,094 | — | 6,580 | — |
| Dividends and interest receivable | 2,615 | 1,824 | 467 | 6,063 | 2,804 | 1,881 | 5,912 |
| Capital shares sold receivable | 1,531 | 4,874 | 86 | 175 | 347 | 2,119 | 62 |
| Receivable from affiliates | 67 | 734 | — | 517 | 68 | 43 | 3 |
| Unrealized appreciation on forward foreign currency contracts | 870 | — | — | — | — | — | 246 |
| Receivable from securities lending income – net | 48 | 23 | 6 | 7 | 32 | 8 | 15 |
| Prepaid and other assets | 214 | 188 | 60 | 78 | 91 | 107 | 77 |
| Total Assets | 4,833,468 | 2,177,463 | 159,566 | 508,816 | 1,010,101 | 1,064,445 | 559,182 |
| **LIABILITIES** | | | | | | | |
| Cash collateral on securities loaned at value | 84,167 | 11,838 | 6,159 | 2,847 | 30,830 | — | 7,193 |
| Investment securities purchased payable | 56 | 3,196 | — | 3,185 | — | 10,520 | — |
| Capital shares redeemed payable | 9,117 | 6,267 | 455 | 888 | 2,324 | 1,437 | 1,066 |
| Independent Trustees and Chief Compliance Officer fees payable | 1,470 | 91 | 66 | 128 | 122 | 310 | 51 |
| Overdraft due to custodian | — | — | — | — | — | 1,783 | — |
| Distribution and service fees payable | 75 | 16 | 2 | 6 | 12 | 12 | 6 |
| Shareholder servicing payable | 629 | 403 | 45 | 116 | 212 | 204 | 125 |
| Investment management fee payable | 239 | 154 | 11 | 26 | 56 | 73 | 32 |
| Accounting services fee payable | 23 | 23 | 7 | 12 | 23 | 21 | 14 |
| Other liabilities | 40 | 2,176 | 21 | 71 | 37 | 127 | 28 |
| Total Liabilities | 95,816 | 24,164 | 6,766 | 7,279 | 33,616 | 14,487 | 8,515 |
| Total Net Assets | $4,737,652 | $2,153,299 | $152,800 | $501,537 | $ 976,485 | $1,049,958 | $550,667 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 3,032,019 | $ 2,113,017 | $ 119,170 | $579,624 | $ 753,960 | $ 703,139 | $ 559,621 |
| Undistributed net investment income | 14,778 | 18,600 | 2,955 | 2,033 | 2,592 | 1,806 | 147 |
| Accumulated net realized gain (loss) | 411,974 | (190,005) | 970 | (53,502) | 97,978 | 62,919 | (35,446) |
| Net unrealized appreciation (depreciation) | 1,278,881 | 211,687 | 29,705 | (26,618) | 121,955 | 282,094 | 26,345 |
| Total Net Assets | $4,737,652 | $2,153,299 | $152,800 | $501,537 | $ 976,485 | $1,049,958 | $550,667 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 200,248 | 19,756 | 2,207 | 24,088 | 32,353 | 10,458 | 11,838 |
| Class B | 737 | 201 | 14 | 166 | 456 | 31 | 136 |
| Class C | 4,573 | 4,877 | 98 | 1,048 | 1,975 | 239 | 1,632 |
| Class E | 897 | 15 | 3 | N/A | 415 | 3 | 214 |
| Class I | 68,830 | 72,240 | 1,959 | 26,028 | 33,175 | 9,237 | 21,137 |
| Class N | 3,131 | 14,179 | 351 | 1,004 | 1,035 | 396 | 695 |
| Class R | 86 | 868 | 18 | 77 | 55 | 34 | 19 |
| Class T | N/A | 14 | N/A | N/A | N/A | N/A | N/A |
| Class Y | 3,873 | 2,742 | 23 | 136 | 620 | 135 | 64 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $16.32 | $18.36 | $32.56 | $9.55 | $13.93 | $50.71 | $15.34 |
| Class B | $13.41 | $14.96 | $29.71 | $9.54 | $13.92 | $42.64 | $15.03 |
| Class C | $13.96 | $15.71 | $30.59 | $9.54 | $13.92 | $43.13 | $15.13 |
| Class E | $16.24 | $18.67 | $32.85 | N/A | $13.93 | $51.14 | $15.34 |
| Class I | $18.22 | $19.00 | $32.92 | $9.54 | $13.94 | $51.82 | $15.47 |
| Class N | $18.27 | $19.11 | $33.08 | $9.55 | $13.95 | $52.14 | $15.48 |
| Class R | $16.17 | $18.17 | $32.48 | $9.53 | $13.94 | $50.24 | $15.33 |
| Class T | N/A | $18.41 | N/A | N/A | N/A | N/A | N/A |
| Class Y | $17.71 | $18.73 | $32.83 | $9.55 | $13.93 | $50.96 | $15.41 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $3,526,750 | $1,949,583 | $ 129,161 | $525,481 | $ 875,979 | $ 771,487 | $520,889 |
| Cash denominated in foreign currencies at cost | — | 84 | 35 | — | 8,808 | — | 5,682 |
| ^Securities loaned at value | 82,008 | 36,431 | 5,865 | 2,786 | 35,758 | 13,613 | 8,043 |

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | Ivy Government Money Market Fund | Ivy High Income Fund | Ivy International Core Equity Fund | Ivy Large Cap Growth Fund | Ivy Limited-Term Bond Fund | Ivy Managed International Opportunities Fund | Ivy Micro Cap Growth Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+^ | $ 153,327 | $ 5,522,570 | $ 6,824,707 | $ 3,994,216 | $ 1,295,117 | $ 269 | $ 223,348 |
| Investments in affiliated securities at value+ | — | 121,482 | — | — | — | 198,317 | — |
| Investments at Value | 153,327 | 5,644,052 | 6,824,707 | 3,994,216 | 1,295,117 | 198,586 | 223,348 |
| Cash | 959 | 24,313 | — | 1 | 1 | 1 | 2 |
| Cash denominated in foreign currencies at value+ | — | — | 88,384 | — | — | — | — |
| Restricted cash | — | 160 | 67 | — | — | — | — |
| Investment securities sold receivable | — | 17,249 | 35,715 | — | 24 | 95 | 1,181 |
| Dividends and interest receivable | 327 | 87,390 | 28,879 | 1,055 | 8,855 | 1 | 24 |
| Capital shares sold receivable | 2,020 | 9,396 | 12,313 | 3,020 | 1,709 | 240 | 393 |
| Receivable from affiliates | 2 | 22 | 1,008 | 380 | 2 | 17 | — |
| Unrealized appreciation on forward foreign currency contracts | — | 79 | — | — | — | — | — |
| Receivable from securities lending income – net | — | 42 | 156 | —* | —* | — | 16 |
| Prepaid and other assets | 65 | 309 | 281 | 191 | 104 | 67 | 54 |
| Total Assets | 156,700 | 5,783,012 | 6,991,510 | 3,998,863 | 1,305,812 | 199,007 | 225,018 |
| **LIABILITIES** | | | | | | | |
| Cash collateral on securities loaned at value | — | 22,763 | 6,869 | — | 5 | — | 14,352 |
| Investment securities purchased payable | — | 131,212 | 27,824 | — | — | — | 2,138 |
| Capital shares redeemed payable | 2,624 | 22,074 | 7,229 | 7,999 | 1,998 | 248 | 715 |
| Distributions payable | 20 | 3,061 | — | — | 245 | — | — |
| Independent Trustees and Chief Compliance Officer fees payable | 26 | 572 | 191 | 610 | 97 | 16 | 7 |
| Overdraft due to custodian | — | — | 8,162 | — | — | — | — |
| Distribution and service fees payable | 1 | 121 | 44 | 50 | 12 | 2 | 3 |
| Shareholder servicing payable | 47 | 969 | 954 | 609 | 209 | 23 | 47 |
| Investment management fee payable | 5 | 242 | 429 | 205 | 49 | 1 | 16 |
| Accounting services fee payable | 6 | 23 | 23 | 23 | 23 | 4 | 6 |
| Swap agreements, at value | — | — | 65 | — | — | — | — |
| Other liabilities | 25 | 202 | 251 | 45 | 29 | 9 | 14 |
| Total Liabilities | 2,754 | 181,239 | 52,041 | 9,541 | 2,667 | 303 | 17,298 |
| Total Net Assets | $153,946 | $ 5,601,773 | $6,939,469 | $3,989,322 | $1,303,145 | $198,704 | $207,720 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 153,945 | $ 6,746,227 | $ 6,157,451 | $ 1,822,530 | $1,346,588 | $ 168,179 | $ 111,088 |
| Undistributed (distributions in excess of) net investment income | — | — | 119,236 | 235 | (350) | 166 | (1,435) |
| Accumulated net realized gain (loss) | 1 | (1,046,486) | 363,669 | 436,101 | (28,936) | 3,615 | 10,030 |
| Net unrealized appreciation (depreciation) | — | (97,968) | 299,113 | 1,730,456 | (14,157) | 26,744 | 88,037 |
| Total Net Assets | $153,946 | $ 5,601,773 | $6,939,469 | $3,989,322 | $1,303,145 | $198,704 | $207,720 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 124,269 | 282,693 | 30,486 | 74,152 | 36,034 | 6,646 | 3,094 |
| Class B | 1,697 | 6,995 | 320 | 509 | 406 | 43 | 43 |
| Class C | 13,502 | 103,487 | 12,158 | 3,864 | 4,101 | 249 | 255 |
| Class E | 6,174 | 1,244 | 411 | 749 | 407 | 46 | N/A |
| Class I | N/A | 293,824 | 202,348 | 64,388 | 65,815 | 10,001 | 2,527 |
| Class N | 8,303 | 11,982 | 79,252 | 4,179 | 15,242 | 27 | 153 |
| Class R | N/A | 8,710 | 5,968 | 884 | 50 | 65 | 20 |
| Class T | N/A | 37 | 12 | N/A | N/A | N/A | N/A |
| Class Y | N/A | 41,406 | 21,590 | 1,521 | 934 | 52 | 42 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $1.00 | $7.47 | $19.61 | $26.06 | $10.60 | $11.56 | $33.49 |
| Class B | $1.00 | $7.47 | $17.32 | $20.00 | $10.60 | $11.25 | $30.99 |
| Class C | $1.00 | $7.47 | $17.39 | $21.63 | $10.60 | $11.29 | $31.58 |
| Class E | $1.00 | $7.47 | $19.74 | $26.02 | $10.60 | $11.58 | N/A |
| Class I | N/A | $7.47 | $19.77 | $27.42 | $10.60 | $11.64 | $34.53 |
| Class N | $1.00 | $7.47 | $19.84 | $27.56 | $10.60 | $11.65 | $34.83 |
| Class R | N/A | $7.47 | $19.57 | $25.03 | $10.60 | $11.52 | $33.20 |
| Class T | N/A | $7.47 | $19.66 | N/A | N/A | N/A | N/A |
| Class Y | N/A | $7.47 | $19.75 | $26.74 | $10.60 | $11.57 | $34.70 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $ 153,327 | $ 5,621,187 | $ 6,517,072 | $ 2,263,760 | $1,309,274 | $ 269 | $ 135,311 |
| Investments in affiliated securities at cost | — | 120,910 | — | — | — | 171,572 | — |
| Cash denominated in foreign currencies at cost | — | — | 96,486 | — | — | — | — |
| ^Securities loaned at value | — | 36,865 | 6,541 | — | 5 | — | 14,553 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | Ivy Mid Cap Growth Fund | Ivy Mid Cap Income Opportunities Fund | Ivy Municipal Bond Fund | Ivy Municipal High Income Fund | Ivy Pzena International Value Fund[1] | Ivy Securian Core Bond Fund[2] | Ivy Small Cap Core Fund |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Investments in unaffiliated securities at value+^ | $ 4,815,148 | $ 417,586 | $ 827,451 | $1,256,026 | $303,268 | $907,027 | $ 787,459 |
| Investments in affiliated securities at value+ | — | — | — | 49 | — | — | — |
| Investments at Value | 4,815,148 | 417,586 | 827,451 | 1,256,075 | 303,268 | 907,027 | 787,459 |
| Cash | 1 | 1 | —* | 1 | 1 | 1 | 22 |
| Cash denominated in foreign currencies at value+ | — | — | — | — | 39 | — | — |
| Restricted cash | — | — | 364 | — | — | — | — |
| Investment securities sold receivable | 10,228 | — | — | — | 215 | 895 | 4,796 |
| Dividends and interest receivable | 731 | 601 | 10,914 | 21,655 | 1,175 | 5,760 | 324 |
| Capital shares sold receivable | 7,989 | 1,584 | 573 | 748 | 191 | 1,590 | 2,054 |
| Receivable from affiliates | 886 | 87 | 222 | 135 | — | 631 | 169 |
| Receivable from securities lending income – net | 162 | 15 | — | — | 4 | 1 | 1 |
| Variation margin receivable | — | — | 23 | — | — | 100 | — |
| Prepaid and other assets | 206 | 89 | 98 | 91 | 62 | 106 | 100 |
| Total Assets | 4,835,351 | 419,963 | 839,645 | 1,278,705 | 304,955 | 916,111 | 794,925 |
| **LIABILITIES** | | | | | | | |
| Cash collateral on securities loaned at value | 53,029 | 10,419 | — | — | 186 | 1,730 | 3,633 |
| Investment securities purchased payable | — | — | 9,122 | 2,008 | 432 | 5,934 | 7,284 |
| Capital shares redeemed payable | 7,167 | 563 | 2,389 | 3,489 | 393 | 1,027 | 3,978 |
| Distributions payable | — | — | 229 | 459 | — | 255 | — |
| Independent Trustees and Chief Compliance Officer fees payable | 505 | 6 | 220 | 193 | 102 | 81 | 38 |
| Distribution and service fees payable | 65 | 4 | 12 | 25 | 2 | 5 | 9 |
| Shareholder servicing payable | 823 | 66 | 91 | 145 | 66 | 156 | 153 |
| Investment management fee payable | 314 | 28 | 35 | 52 | 20 | 38 | 55 |
| Accounting services fee payable | 23 | 11 | 18 | 23 | 9 | 19 | 19 |
| Variation margin payable | — | — | — | — | — | 88 | — |
| Written options at value+ | 126 | — | — | — | — | — | — |
| Other liabilities | 56 | 17 | 18 | 25 | 22 | 31 | 24 |
| Total Liabilities | 62,108 | 11,114 | 12,134 | 6,419 | 1,232 | 9,364 | 15,193 |
| Total Net Assets | $4,773,243 | $408,849 | $ 827,511 | $1,272,286 | $303,723 | $906,747 | $779,732 |
| **NET ASSETS** | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $2,746,603 | $ 317,015 | $ 789,354 | $1,322,932 | $ 271,068 | $926,067 | $568,976 |
| Undistributed (distributions in excess of) net investment income | (22,643) | 1,070 | 300 | 2,653 | 1,567 | (474) | (1,177) |
| Accumulated net realized gain (loss) | 363,680 | 5,408 | (7,919) | (43,377) | 31,670 | (7,673) | 92,735 |
| Net unrealized appreciation (depreciation) | 1,685,603 | 85,356 | 45,776 | (9,922) | (582) | (11,173) | 119,198 |
| Total Net Assets | $4,773,243 | $408,849 | $ 827,511 | $1,272,286 | $303,723 | $906,747 | $779,732 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | |
| Class A | 63,523 | 7,432 | 42,142 | 136,873 | 4,900 | 16,844 | 9,495 |
| Class B | 902 | N/A | 132 | 1,429 | 24 | 240 | 155 |
| Class C | 9,694 | 817 | 1,800 | 24,442 | 146 | 1,235 | 2,182 |
| Class E | 446 | 204 | N/A | N/A | N/A | 335 | 10 |
| Class I | 69,677 | 14,494 | 27,367 | 89,552 | 5,687 | 53,759 | 18,449 |
| Class N | 10,910 | 3,685 | 48 | 139 | 5,358 | 14,074 | 2,888 |
| Class R | 2,450 | 206 | N/A | N/A | 19 | 115 | 793 |
| Class T | N/A | N/A | N/A | N/A | N/A | N/A | 14 |
| Class Y | 9,618 | 594 | 50 | 1,606 | 110 | 453 | 1,094 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | |
| Class A | $27.70 | $14.89 | $11.57 | $5.01 | $18.38 | $10.42 | $21.29 |
| Class B | $21.98 | N/A | $11.57 | $5.01 | $16.48 | $10.42 | $17.14 |
| Class C | $23.52 | $14.83 | $11.57 | $5.01 | $17.23 | $10.42 | $18.34 |
| Class E | $27.02 | $14.90 | N/A | N/A | N/A | $10.42 | $22.17 |
| Class I | $29.87 | $14.91 | $11.57 | $5.01 | $18.83 | $10.42 | $23.08 |
| Class N | $30.11 | $14.92 | $11.57 | $5.01 | $18.89 | $10.42 | $23.29 |
| Class R | $26.97 | $14.87 | N/A | N/A | $18.34 | $10.42 | $21.14 |
| Class T | N/A | N/A | N/A | N/A | N/A | N/A | $21.36 |
| Class Y | $28.94 | $14.89 | $11.57 | $5.01 | $18.65 | $10.42 | $22.36 |
| **+COST** | | | | | | | |
| Investments in unaffiliated securities at cost | $3,129,608 | $332,230 | $782,206 | $1,265,997 | $ 303,742 | $ 916,671 | $ 668,261 |
| Cash denominated in foreign currencies at cost | — | — | — | — | 39 | — | — |
| Written options premiums received at cost | 189 | — | — | — | — | — | — |
| ^Securities loaned at value | 112,093 | 10,210 | — | — | 4,298 | 3,387 | 5,101 |

*Not shown due to rounding.

(1)Effective April 30, 2018, the Fund's name changed from Ivy Cundill Global Value Fund to Ivy Pzena International Value Fund.

(2)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Bond Fund to Ivy Securian Core Bond Fund.

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands, except per share amounts) | Ivy Small Cap Growth Fund | Ivy Tax-Managed Equity Fund | Ivy Value Fund |
|---|---|---|---|
| **ASSETS** | | | |
| Investments in unaffiliated securities at value+^ | $ 2,622,344 | $658,953 | $1,225,092 |
| Investments at Value | 2,622,344 | 658,953 | 1,225,092 |
| Cash | 1,576 | 1 | —* |
| Restricted cash | 1,920 | — | — |
| Investment securities sold receivable | 9,547 | — | 2,528 |
| Dividends and interest receivable | 574 | 149 | 765 |
| Capital shares sold receivable | 5,242 | 272 | 767 |
| Receivable from affiliates | 222 | —* | — |
| Receivable from securities lending income – net | 64 | — | — |
| Prepaid and other assets | 150 | 62 | 89 |
| Total Assets | 2,641,639 | 659,437 | 1,229,241 |
| **LIABILITIES** | | | |
| Cash collateral on securities loaned at value | 22,957 | — | — |
| Investment securities purchased payable | 13,175 | — | 3,643 |
| Capital shares redeemed payable | 3,825 | 979 | 1,434 |
| Independent Trustees and Chief Compliance Officer fees payable | 381 | 37 | 154 |
| Distribution and service fees payable | 39 | 8 | 10 |
| Shareholder servicing payable | 452 | 70 | 202 |
| Investment management fee payable | 177 | 35 | 70 |
| Accounting services fee payable | 23 | 15 | 25 |
| Swap agreements, at value | 1,742 | — | — |
| Written options at value+ | 128 | — | 24 |
| Other liabilities | 17 | 18 | 24 |
| Total Liabilities | 42,916 | 1,162 | 5,586 |
| Total Net Assets | $2,598,723 | $658,275 | $1,223,655 |
| **NET ASSETS** | | | |
| Capital paid in (shares authorized – unlimited) | $ 1,522,949 | $326,340 | $ 891,399 |
| Undistributed net investment income | (2,886) | (28) | 6,003 |
| Accumulated net realized gain | 306,922 | 29,642 | 36,510 |
| Net unrealized appreciation | 771,738 | 302,321 | 289,743 |
| Total Net Assets | $2,598,723 | $658,275 | $1,223,655 |
| **CAPITAL SHARES OUTSTANDING:** | | | |
| Class A | 53,342 | 11,335 | 15,419 |
| Class B | 582 | 69 | 93 |
| Class C | 6,002 | 401 | 731 |
| Class E | 526 | N/A | 8 |
| Class I | 33,545 | 10,400 | 25,433 |
| Class N | 5,541 | 19 | 6,258 |
| Class R | 3,342 | N/A | 14 |
| Class T | 14 | N/A | N/A |
| Class Y | 6,493 | 27 | 25 |
| **NET ASSET VALUE PER SHARE:** | | | |
| Class A | $21.37 | $29.44 | $25.44 |
| Class B | $15.47 | $27.90 | $23.49 |
| Class C | $17.11 | $27.76 | $24.47 |
| Class E | $21.17 | N/A | $25.55 |
| Class I | $27.98 | $29.82 | $25.55 |
| Class N | $28.16 | $29.88 | $25.62 |
| Class R | $20.92 | N/A | $25.40 |
| Class T | $21.39 | N/A | N/A |
| Class Y | $26.38 | $29.49 | $25.49 |
| **+COST** | | | |
| Investments in unaffiliated securities at cost | $ 1,848,826 | $356,632 | $ 935,368 |
| Written options premiums received at cost | 81 | — | 43 |
| ^Securities loaned at value | 38,093 | — | — |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands) | Ivy Core Equity Fund | Ivy Emerging Markets Equity Fund[1] | Ivy European Opportunities Fund | Ivy Global Bond Fund | Ivy Global Equity Income Fund | Ivy Global Growth Fund | Ivy Global Income Allocation Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 35,141 | $ 34,779 | $ 4,331 | $ 149 | $ 21,687 | $ 8,322 | $ 9,897 |
| Foreign dividend withholding tax | (716) | (3,957) | (435) | — | (1,336) | (555) | (593) |
| Interest and amortization from unaffiliated securities | 1,315 | 367 | 30 | 10,963 | 114 | 194 | 8,160 |
| Foreign interest withholding tax | — | —* | — | —* | — | — | — |
| Securities lending income — net | 142 | 191 | 44 | 16 | 112 | 21 | 101 |
| Total Investment Income | 35,882 | 31,380 | 3,970 | 11,128 | 20,577 | 7,982 | 17,565 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 14,468 | 10,647 | 966 | 1,663 | 3,596 | 4,337 | 2,106 |
| Distribution and service fees: | | | | | | | |
| Class A | 4,051 | 574 | 96 | 312 | 591 | 633 | 239 |
| Class B | 53 | 19 | 3 | 9 | 36 | 8 | 11 |
| Class C | 349 | 429 | 17 | 57 | 175 | 53 | 137 |
| Class E | 18 | —* | —* | N/A | 8 | —* | 4 |
| Class R | 4 | 44 | 2 | 2 | 2 | 5 | 1 |
| Class T | N/A | —* | N/A | N/A | N/A | N/A | N/A |
| Class Y | 74 | 74 | 1 | 3 | 11 | 10 | 2 |
| Shareholder servicing: | | | | | | | |
| Class A | 1,960 | 578 | 125 | 339 | 528 | 546 | 211 |
| Class B | 23 | 8 | 1 | 5 | 11 | 5 | 4 |
| Class C | 68 | 70 | 3 | 13 | 28 | 12 | 12 |
| Class E | 23 | —* | —* | N/A | 16 | —* | 7 |
| Class I | 1,016 | 1,281 | 57 | 213 | 460 | 378 | 295 |
| Class N | 4 | 26 | 3 | 1 | —* | 1 | 1 |
| Class R | 2 | 23 | 1 | 1 | 1 | 2 | —* |
| Class T | N/A | —* | N/A | N/A | N/A | N/A | N/A |
| Class Y | 45 | 49 | 1 | 2 | 7 | 7 | 1 |
| Registration fees | 75 | 136 | 52 | 57 | 60 | 61 | 51 |
| Custodian fees | 48 | 243 | 10 | 15 | 43 | 39 | 28 |
| Independent Trustees and Chief Compliance Officer fees | 246 | 54 | 6 | 25 | 31 | 47 | 13 |
| Accounting services fee | 138 | 125 | 46 | 76 | 143 | 139 | 87 |
| Professional fees | 44 | 46 | 24 | 39 | 31 | 30 | 33 |
| Other | 189 | 135 | 57 | 33 | 119 | 104 | 69 |
| Total Expenses | 22,898 | 14,561 | 1,471 | 2,865 | 5,897 | 6,417 | 3,312 |
| Less: | | | | | | | |
| Expenses in excess of limit | (67) | (734) | — | (517) | (91) | (94) | (3) |
| Total Net Expenses | 22,831 | 13,827 | 1,471 | 2,348 | 5,806 | 6,323 | 3,309 |
| Net Investment Income | 13,051 | 17,553 | 2,499 | 8,780 | 14,771 | 1,659 | 14,256 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 282,014 | (79,855) | 11,086 | (5,478) | 13,180 | 52,356 | 14,549 |
| Swap agreements | — | — | 285 | — | — | — | — |
| Forward foreign currency contracts | 8,303 | — | 558 | — | 647 | — | 2,209 |
| Foreign currency exchange transactions | 10 | (428) | (61) | 17 | (212) | 24 | (24) |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | 162,819 | (350,972) | (13,796) | (4,719) | (7,018) | 28,911 | (9,487) |
| Forward foreign currency contracts | 748 | — | (10) | — | (12) | — | 203 |
| Foreign currency exchange transactions | — | (78) | (1) | (23) | (39) | (99) | (31) |
| Net Realized and Unrealized Gain (Loss) | 453,894 | (431,333) | (1,939) | (10,203) | 6,546 | 81,192 | 7,419 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $466,945 | $(413,780) | $ 560 | $ (1,423) | $ 21,317 | $82,851 | $21,675 |

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands) | Ivy Government Money Market Fund | Ivy High Income Fund | Ivy International Core Equity Fund | Ivy Large Cap Growth Fund | Ivy Limited-Term Bond Fund | Ivy Managed International Opportunities Fund | Ivy Micro Cap Growth Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ — | $ 2,746 | $ 141,106 | $ 18,462 | $ 139 | $ — | $ 186 |
| Dividends from affiliated securities | — | 603 | — | — | — | 582 | — |
| Foreign dividend withholding tax | — | — | (13,516) | (100) | — | — | — |
| Interest and amortization from unaffiliated securities | 1,575 | 207,036 | 1,584 | 483 | 17,732 | 4 | 116 |
| Interest and amortization from affiliated securities | — | 2,193 | — | — | — | — | — |
| Foreign interest withholding tax | — | — | (14) | — | — | — | — |
| Securities lending income – net | — | 139 | 1,547 | —* | 1 | — | 50 |
| Total Investment Income | 1,575 | 212,717 | 130,707 | 18,845 | 17,872 | 586 | 352 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 280 | 14,793 | 26,991 | 12,040 | 2,946 | 55 | 876 |
| Distribution and service fees: | | | | | | | |
| Class A | — | 2,703 | 811 | 2,322 | 507 | 100 | 115 |
| Class B | 11 | 289 | 32 | 53 | 25 | 3 | 6 |
| Class C | 79 | 3,995 | 1,150 | 418 | 245 | 15 | 36 |
| Class E | — | 12 | 10 | 22 | 5 | 1 | N/A |
| Class R | N/A | 162 | 296 | 56 | 2 | 2 | 2 |
| Class T | N/A | —* | —* | N/A | N/A | N/A | N/A |
| Class Y | N/A | 399 | 575 | 49 | 13 | 1 | 2 |
| Shareholder servicing: | | | | | | | |
| Class A | 190 | 1,582 | 699 | 1,325 | 317 | 35 | 110 |
| Class B | 2 | 48 | 9 | 18 | 6 | 1 | 3 |
| Class C | 5 | 396 | 123 | 60 | 35 | 2 | 8 |
| Class E | 7 | 21 | 19 | 25 | 6 | —* | N/A |
| Class I | N/A | 1,760 | 3,288 | 1,369 | 583 | 15 | 69 |
| Class N | 1 | 4 | 90 | 6 | 6 | —* | 1 |
| Class R | N/A | 82 | 149 | 28 | 1 | —* | 1 |
| Class T | N/A | —* | —* | N/A | N/A | N/A | N/A |
| Class Y | N/A | 254 | 364 | 31 | 8 | —* | 1 |
| Registration fees | 46 | 124 | 137 | 76 | 69 | 53 | 49 |
| Custodian fees | 6 | 8 | 427 | 25 | 6 | 3 | 4 |
| Independent Trustees and Chief Compliance Officer fees | 4 | 158 | 152 | 127 | 25 | 5 | 3 |
| Accounting services fee | 35 | 139 | 140 | 138 | 138 | 28 | 37 |
| Professional fees | 10 | 175 | 69 | 42 | 23 | 14 | 14 |
| Other | 37 | 304 | 285 | 223 | 63 | 18 | 48 |
| Total Expenses | 713 | 27,408 | 35,816 | 18,453 | 5,029 | 351 | 1,385 |
| Less: | | | | | | | |
| Expenses in excess of limit | (2) | (28) | (1,009) | (435) | (2) | (17) | — |
| Total Net Expenses | 711 | 27,380 | 34,807 | 18,018 | 5,027 | 334 | 1,385 |
| Net Investment Income (Loss) | 864 | 185,337 | 95,900 | 827 | 12,845 | 252 | (1,033) |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | —* | (139,836) | 256,643 | 321,738 | (8,838) | — | 5,726 |
| Investments in affiliated securities | — | 12 | — | — | — | 7,743 | — |
| Swap agreements | — | — | —* | — | — | — | — |
| Forward foreign currency contracts | — | 1,050 | — | — | — | — | — |
| Foreign currency exchange transactions | — | (64) | (1,494) | — | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | — | 118,161 | (463,526) | 214,546 | 3,338 | — | 38,759 |
| Investments in affiliated securities | — | 496 | — | — | — | (13,531) | — |
| Swap agreements | — | — | (65) | — | — | — | — |
| Forward foreign currency contracts | — | 68 | — | — | — | — | — |
| Foreign currency exchange transactions | — | (5) | (9,057) | — | — | — | — |
| Net Realized and Unrealized Gain (Loss) | — | (20,118) | (217,499) | 536,284 | (5,500) | (5,788) | 44,485 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $ 864 | $ 165,219 | $ (121,599) | $ 537,111 | $ 7,345 | $(5,536) | $43,452 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands) | Ivy Mid Cap Growth Fund | Ivy Mid Cap Income Opportunities Fund | Ivy Municipal Bond Fund | Ivy Municipal High Income Fund | Ivy Pzena International Value Fund[1] | Ivy Securian Core Bond Fund[2] | Ivy Small Cap Core Fund |
|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | |
| Dividends from unaffiliated securities | $ 14,587 | $ 5,147 | $ 18 | $ — | $ 2,884 | $ 195 | $ 2,881 |
| Foreign dividend withholding tax | — | — | — | — | (169) | — | (18) |
| Interest and amortization from unaffiliated securities | 797 | 79 | 18,103 | 35,919 | 50 | 18,345 | 283 |
| Interest and amortization from affiliated securities | — | — | — | 126 | — | — | — |
| Securities lending income – net | 298 | 147 | — | — | 27 | 2 | 9 |
| Total Investment Income | 15,682 | 5,373 | 18,121 | 36,045 | 2,792 | 18,542 | 3,155 |
| **EXPENSES** | | | | | | | |
| Investment management fee | 17,943 | 1,548 | 2,193 | 3,342 | 1,050 | 2,440 | 3,043 |
| Distribution and service fees: | | | | | | | |
| Class A | 2,101 | 132 | 636 | 884 | 118 | 235 | 250 |
| Class B | 98 | N/A | 9 | 41 | 2 | 14 | 14 |
| Class C | 1,091 | 57 | 115 | 663 | 14 | 71 | 190 |
| Class E | 14 | 4 | N/A | N/A | N/A | 5 | —* |
| Class R | 144 | 7 | N/A | N/A | 1 | 4 | 35 |
| Class T | N/A | N/A | N/A | N/A | N/A | N/A | —* |
| Class Y | 334 | 8 | 1 | 12 | 3 | 6 | 27 |
| Shareholder servicing: | | | | | | | |
| Class A | 1,456 | 106 | 196 | 264 | 158 | 231 | 246 |
| Class B | 27 | N/A | 2 | 1 | 3 | 4 | 5 |
| Class C | 130 | 11 | 16 | 53 | 2 | 10 | 30 |
| Class E | 22 | —* | N/A | N/A | N/A | 8 | —* |
| Class I | 1,628 | 162 | 253 | 388 | 74 | 452 | 326 |
| Class N | 17 | 3 | —* | —* | 1 | 10 | 6 |
| Class R | 73 | 4 | N/A | N/A | 1 | 2 | 17 |
| Class T | N/A | N/A | N/A | N/A | N/A | N/A | —* |
| Class Y | 206 | 5 | —* | 8 | 2 | 4 | 18 |
| Registration fees | 94 | 52 | 48 | 53 | 48 | 79 | 75 |
| Custodian fees | 25 | 9 | 8 | 9 | 8 | 6 | 9 |
| Independent Trustees and Chief Compliance Officer fees | 130 | 7 | 40 | 47 | 5 | 20 | 14 |
| Accounting services fee | 138 | 60 | 111 | 137 | 42 | 119 | 99 |
| Professional fees | 42 | 18 | 27 | 40 | 41 | 36 | 24 |
| Other | 310 | 22 | 30 | 70 | 25 | 45 | 37 |
| Total Expenses | 26,023 | 2,215 | 3,685 | 6,012 | 1,598 | 3,801 | 4,465 |
| Less: | | | | | | | |
| Expenses in excess of limit | (938) | (87) | (221) | (162) | (191) | (632) | (169) |
| Total Net Expenses | 25,085 | 2,128 | 3,464 | 5,850 | 1,407 | 3,169 | 4,296 |
| Net Investment Income (Loss) | (9,403) | 3,245 | 14,657 | 30,195 | 1,385 | 15,373 | (1,141) |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | |
| Net realized gain (loss) on: | | | | | | | |
| Investments in unaffiliated securities | 159,777 | 626 | 3,312 | 9,576 | 33,034 | (3,028) | 48,989 |
| Investments in affiliated securities | — | — | — | 2,548 | — | — | — |
| Futures contracts | — | — | (588) | — | — | 857 | (28) |
| Written options | 348 | — | — | — | — | — | — |
| Foreign currency exchange transactions | (4) | — | — | — | (65) | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | |
| Investments in unaffiliated securities | 486,138 | 27,364 | (14,043) | (21,989) | (30,799) | (8,662) | 55,344 |
| Investments in affiliated securities | — | — | — | (1,050) | — | — | — |
| Futures contracts | — | — | 1,242 | — | — | (2,166) | — |
| Written options | 63 | — | — | — | — | — | — |
| Foreign currency exchange transactions | — | — | — | — | (36) | — | — |
| Net Realized and Unrealized Gain (Loss) | 646,322 | 27,990 | (10,077) | (10,915) | 2,134 | (12,999) | 104,305 |
| Net Increase in Net Assets Resulting from Operations | $636,919 | $ 31,235 | $ 4,580 | $19,280 | $ 3,519 | $ 2,374 | $103,164 |

*Not shown due to rounding.
(1)Effective April 30, 2018, the Fund's name changed from Ivy Cundill Global Value Fund to Ivy Pzena International Value Fund.
(2)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Bond Fund to Ivy Securian Core Bond Fund.

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

| (In thousands) | Ivy Small Cap Growth Fund | Ivy Tax-Managed Equity Fund | Ivy Value Fund |
|---|---|---|---|
| **INVESTMENT INCOME** | | | |
| Dividends from unaffiliated securities | $ 4,368 | $ 2,911 | $ 14,028 |
| Foreign dividend withholding tax | — | — | (53) |
| Interest and amortization from unaffiliated securities | 1,473 | 58 | 355 |
| Securities lending income – net | 274 | — | — |
| Total Investment Income | 6,115 | 2,969 | 14,330 |
| **EXPENSES** | | | |
| Investment management fee | 10,022 | 2,039 | 4,216 |
| Distribution and service fees: | | | |
| Class A | 1,362 | 399 | 497 |
| Class B | 48 | 10 | 12 |
| Class C | 533 | 54 | 90 |
| Class E | 13 | N/A | —* |
| Class R | 160 | N/A | 1 |
| Class T | —* | N/A | N/A |
| Class Y | 199 | 1 | 1 |
| Shareholder servicing: | | | |
| Class A | 1,074 | 117 | 428 |
| Class B | 21 | 1 | 6 |
| Class C | 86 | 10 | 18 |
| Class E | 21 | N/A | —* |
| Class I | 707 | 236 | 518 |
| Class N | 7 | —* | 9 |
| Class R | 80 | N/A | 1 |
| Class T | —* | N/A | N/A |
| Class Y | 124 | —* | 1 |
| Registration fees | 68 | 44 | 63 |
| Custodian fees | 10 | 6 | 10 |
| Independent Trustees and Chief Compliance Officer fees | 72 | 16 | 40 |
| Accounting services fee | 130 | 86 | 138 |
| Professional fees | 36 | 21 | 29 |
| Other | 171 | 65 | 68 |
| Total Expenses | 14,944 | 3,105 | 6,146 |
| Less: | | | |
| Expenses in excess of limit | (226) | —* | — |
| Total Net Expenses | 14,718 | 3,105 | 6,146 |
| Net Investment Income (Loss) | (8,603) | (136) | 8,184 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | |
| Net realized gain (loss) on: | | | |
| Investments in unaffiliated securities | 215,921 | 11,423 | 44,059 |
| Written options | — | — | 778 |
| Swap agreements | 1,623 | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | |
| Investments in unaffiliated securities | 111,252 | 74,033 | 60,886 |
| Written options | (47) | — | 19 |
| Swap agreements | 4,348 | — | — |
| Net Realized and Unrealized Gain | 333,097 | 85,456 | 105,742 |
| Net Increase in Net Assets Resulting from Operations | $324,494 | $85,320 | $113,926 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Core Equity Fund | | Ivy Emerging Markets Equity Fund[1] | | Ivy European Opportunities Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 13,051 | $ 10,345 | $ 17,553 | $ 5,708 | $ 2,499 | $ 2,929 |
| Net realized gain (loss) on investments | 290,327 | 226,758 | (80,283) | 1,835 | 11,868 | 11,824 |
| Net change in unrealized appreciation (depreciation) | 163,567 | 142,458 | (351,050) | 371,985 | (13,807) | 16,598 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 466,945 | 379,561 | (413,780) | 379,528 | 560 | 31,351 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | (4,143) | — | (17) | — | (779) |
| Class B | — | — | — | — | — | (2) |
| Class C | — | — | — | — | — | (40) |
| Class E | — | (25) | — | —* | — | (2) |
| Class I | — | (2,790) | — | (3,703) | — | (940) |
| Class N | — | (517) | — | (752) | — | (1,565) |
| Class R | — | — | — | — | — | (6) |
| Class T | N/A | N/A | — | —* | N/A | N/A |
| Class Y | — | (215) | — | (32) | — | (11) |
| Net realized gains: | | | | | | |
| Class A | — | (56,244) | — | — | — | — |
| Class B | — | (551) | — | — | — | — |
| Class C | — | (8,219) | — | — | — | — |
| Class E | — | (794) | — | — | — | — |
| Class I | — | (29,845) | — | — | — | — |
| Class N | — | (5,930) | — | — | — | — |
| Class R | — | (164) | — | — | — | — |
| Class T | N/A | N/A | — | — | N/A | N/A |
| Class Y | — | (3,144) | — | — | — | — |
| Total Distributions to Shareholders | — | (112,581) | — | (4,504) | — | (3,345) |
| Capital Share Transactions | (312,617) | 3,348,066 | (189,186) | 1,532,717 | (98,032) | 42,932 |
| Net Increase (Decrease) in Net Assets | 154,328 | 3,615,046 | (602,966) | 1,907,741 | (97,472) | 70,938 |
| Net Assets, Beginning of Period | 4,583,324 | 968,278 | 2,756,265 | 848,524 | 250,272 | 179,334 |
| Net Assets, End of Period | $4,737,652 | $4,583,324 | $2,153,299 | $2,756,265 | $152,800 | $250,272 |
| Undistributed net investment income | $ 14,778 | $ 1,717 | $ 18,600 | $ 1,475 | $ 2,955 | $ 517 |

*Not shown due to rounding.
(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Global Bond Fund | | Ivy Global Equity Income Fund | | Ivy Global Growth Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 8,780 | $ 11,896 | $ 14,771 | $ 10,128 | $ 1,659 | $ 2,315 |
| Net realized gain (loss) on investments | (5,461) | 3,305 | 13,615 | 111,503 | 52,380 | 40,238 |
| Net change in unrealized appreciation (depreciation) | (4,742) | (13,205) | (7,069) | (100,458) | 28,812 | 5,651 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (1,423) | 1,996 | 21,317 | 21,173 | 82,851 | 48,204 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (2,809) | (3,416) | (6,391) | (1,590) | — | (153) |
| Class B | (15) | (33) | (60) | (33) | — | — |
| Class C | (88) | (230) | (294) | (218) | — | — |
| Class E | N/A | N/A | (87) | (2) | — | —* |
| Class I | (3,240) | (4,349) | (7,295) | (6,211) | — | (844) |
| Class N | (185) | (293) | (74) | (56) | — | (97) |
| Class R | (7) | (12) | (9) | (7) | — | — |
| Class Y | (20) | (63) | (122) | (108) | — | (18) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | — | — | (8,306) |
| Class B | — | — | — | — | — | (119) |
| Class C | — | — | — | — | — | (1,912) |
| Class E | N/A | N/A | — | — | — | (10) |
| Class I | — | — | — | — | — | (17,316) |
| Class N | — | — | — | — | — | (1,492) |
| Class R | — | — | — | — | — | (133) |
| Class Y | — | — | — | — | — | (716) |
| Total Distributions to Shareholders | (6,364) | (8,396) | (14,332) | (8,225) | — | (31,116) |
| Capital Share Transactions | (55,001) | 409,736 | (115,011) | 732,511 | (28,717) | 544,069 |
| Net Increase (Decrease) in Net Assets | (62,788) | 403,336 | (108,026) | 745,459 | 54,134 | 561,157 |
| Net Assets, Beginning of Period | 564,325 | 160,989 | 1,084,511 | 339,052 | 995,824 | 434,667 |
| Net Assets, End of Period | $ 501,537 | $564,325 | $ 976,485 | $1,084,511 | $1,049,958 | $995,824 |
| Undistributed net investment income | $ 2,033 | $ 2,548 | $ 2,592 | $ 2,365 | $ 1,806 | $ 123 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Global Income Allocation Fund | | Ivy Government Money Market Fund | | Ivy High Income Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 14,256 | $ 28,268 | $ 864 | $ 813 | $ 185,337 | $ 304,296 |
| Net realized gain (loss) on investments | 16,734 | (17,403) | —* | 2 | (138,838) | (118,597) |
| Net change in unrealized appreciation (depreciation) | (9,315) | 28,477 | — | — | 118,720 | 46,651 |
| Net Increase in Net Assets Resulting from Operations | 21,675 | 39,342 | 864 | 815 | 165,219 | 232,350 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (4,601) | (7,432) | (736) | (742) | (71,418) | (90,014) |
| Class B | (45) | (95) | (2) | —* | (1,682) | (4,289) |
| Class C | (575) | (1,326) | (28) | (4) | (23,488) | (55,288) |
| Class E | (79) | (117) | (38) | (29) | (305) | (640) |
| Class I | (8,753) | (15,917) | N/A | N/A | (73,363) | (124,128) |
| Class N | (615) | (1,302) | (61) | (38) | (2,580) | (3,473) |
| Class R | (6) | (10) | N/A | N/A | (2,020) | (4,436) |
| Class T | N/A | N/A | N/A | N/A | (9) | (13) |
| Class Y | (32) | (94) | N/A | N/A | (10,514) | (24,840) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | (2) | — | — |
| Class B | — | — | — | —* | — | — |
| Class C | — | — | — | (1) | — | — |
| Class E | — | — | — | —* | — | — |
| Class I | — | — | N/A | N/A | — | — |
| Class N | — | — | — | —* | — | — |
| Class R | — | — | N/A | N/A | — | — |
| Class T | N/A | N/A | N/A | N/A | — | — |
| Class Y | — | — | N/A | N/A | — | — |
| Total Distributions to Shareholders | (14,706) | (26,293) | (865) | (816) | (185,379) | (307,121) |
| Capital Share Transactions | (94,126) | (100,828) | (19,939) | (50,149) | (83,089) | 1,233,617 |
| Net Increase (Decrease) in Net Assets | (87,157) | (87,779) | (19,940) | (50,150) | (103,249) | 1,158,846 |
| Net Assets, Beginning of Period | 637,824 | 725,603 | 173,886 | 224,036 | 5,705,022 | 4,546,176 |
| Net Assets, End of Period | $550,667 | $ 637,824 | $153,946 | $ 173,886 | $ 5,601,773 | $5,705,022 |
| Undistributed net investment income | $ 147 | $ 638 | $ — | $ 1 | $ — | $ 106 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF CHANGES IN NET ASSETS

| (In thousands) | Ivy International Core Equity Fund | | Ivy Large Cap Growth Fund | | Ivy Limited-Term Bond Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income | $ 95,900 | $ 96,695 | $ 827 | $ 942 | $ 12,845 | $ 26,091 |
| Net realized gain (loss) on investments | 255,149 | 275,571 | 321,738 | 164,446 | (8,838) | (1,856) |
| Net change in unrealized appreciation (depreciation) | (472,648) | 338,658 | 214,546 | 159,457 | 3,338 | (15,906) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (121,599) | 710,924 | 537,111 | 324,845 | 7,345 | 8,329 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | (6,784) | — | — | (3,895) | (8,375) |
| Class B | — | (36) | — | — | (26) | (62) |
| Class C | — | (1,431) | — | — | (290) | (696) |
| Class E | — | (75) | — | — | (41) | (80) |
| Class I | — | (52,898) | — | (1,732) | (7,567) | (15,601) |
| Class N | — | (19,584) | — | (478) | (1,272) | (1,797) |
| Class R | — | (859) | — | — | (5) | (11) |
| Class T | — | (3) | N/A | N/A | N/A | N/A |
| Class Y | — | (5,586) | — | — | (99) | (236) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | (23,286) | — | — |
| Class B | — | — | — | (479) | — | — |
| Class C | — | — | — | (5,007) | — | — |
| Class E | — | — | — | (674) | — | — |
| Class I | — | — | — | (42,253) | — | — |
| Class N | — | — | — | (5,064) | — | — |
| Class R | — | — | — | (983) | — | — |
| Class T | — | — | N/A | N/A | N/A | N/A |
| Class Y | — | — | — | (1,489) | — | — |
| Total Distributions to Shareholders | — | (87,256) | — | (81,445) | (13,195) | (26,858) |
| Capital Share Transactions | (208,170) | 1,722,980 | (176,386) | 1,760,442 | 5,538 | (292,137) |
| Net Increase (Decrease) in Net Assets | (329,769) | 2,346,648 | 360,725 | 2,003,842 | (312) | (310,666) |
| Net Assets, Beginning of Period | 7,269,238 | 4,922,590 | 3,628,597 | 1,624,755 | 1,303,457 | 1,614,123 |
| Net Assets, End of Period | $6,939,469 | $7,269,238 | $3,989,322 | $3,628,597 | $1,303,145 | $1,303,457 |
| Undistributed (distributions in excess of) net investment income | $ 119,236 | $ 24,830 | $ 235 | $ (592) | $ (350) | $ —* |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Managed International Opportunities Fund | | Ivy Micro Cap Growth Fund | | Ivy Mid Cap Growth Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| **Operations:** | | | | | | |
| Net investment income (loss) | $ 252 | $ 2,877 | $ (1,033) | $ (1,865) | $ (9,403) | $ (9,696) |
| Net realized gain on investments | 7,743 | 9,953 | 5,726 | 6,506 | 160,121 | 302,710 |
| Net change in unrealized appreciation (depreciation) | (13,531) | 14,945 | 38,759 | 11,923 | 486,201 | 204,441 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | (5,536) | 27,775 | 43,452 | 16,564 | 636,919 | 497,455 |
| **Distributions to Shareholders From:** | | | | | | |
| **Net investment income:** | | | | | | |
| Class A | — | (967) | — | — | — | — |
| Class B | — | (6) | — | — | — | — |
| Class C | — | (34) | — | — | — | — |
| Class E | — | (7) | N/A | N/A | — | — |
| Class I | — | (1,844) | — | — | — | — |
| Class N | — | (4) | — | — | — | — |
| Class R | — | (10) | — | — | — | — |
| Class Y | — | (9) | — | — | — | — |
| **Net realized gains:** | | | | | | |
| Class A | — | (962) | — | — | — | (32,830) |
| Class B | — | (11) | — | — | — | (1,561) |
| Class C | — | (59) | — | — | — | (17,948) |
| Class E | — | (6) | N/A | N/A | — | (753) |
| Class I | — | (1,544) | — | — | — | (87,126) |
| Class N | — | (4) | — | — | — | (8,969) |
| Class R | — | (11) | — | — | — | (3,805) |
| Class Y | — | (8) | — | — | — | (18,752) |
| Total Distributions to Shareholders | — | (5,486) | — | — | — | (171,744) |
| Capital Share Transactions | (28,391) | 21,585 | 9,175 | (27,756) | (10,908) | 1,601,186 |
| Net Increase (Decrease) in Net Assets | (33,927) | 43,874 | 52,627 | (11,192) | 626,011 | 1,926,897 |
| Net Assets, Beginning of Period | 232,631 | 188,757 | 155,093 | 166,285 | 4,147,232 | 2,220,335 |
| Net Assets, End of Period | $198,704 | $232,631 | $207,720 | $155,093 | $4,773,243 | $ 4,147,232 |
| Undistributed (distributions in excess of) net investment income | $ 166 | $ (86) | $ (1,435) | $ (402) | $ (22,643) | $ (13,236) |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Mid Cap Income Opportunities Fund | | Ivy Municipal Bond Fund | | Ivy Municipal High Income Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 3,245 | $ 5,105 | $ 14,657 | $ 17,954 | $ 30,195 | $ 38,709 |
| Net realized gain (loss) on investments | 626 | 12,760 | 2,724 | 1,888 | 12,124 | (32,938) |
| Net change in unrealized appreciation (depreciation) | 27,364 | 15,428 | (12,801) | (19,781) | (23,039) | 28,181 |
| Net Increase in Net Assets Resulting from Operations | 31,235 | 33,293 | 4,580 | 61 | 19,280 | 33,952 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | (698) | (1,377) | (8,638) | (9,852) | (16,208) | (10,205) |
| Class B | N/A | N/A | (26) | (45) | (157) | (324) |
| Class C | (35) | (78) | (321) | (569) | (2,560) | (5,259) |
| Class E | (22) | (41) | N/A | N/A | N/A | N/A |
| Class I | (1,548) | (2,692) | (6,428) | (6,415) | (11,590) | (22,192) |
| Class N | (433) | (795) | (10) | (10) | (14) | (11) |
| Class R | (14) | (27) | N/A | N/A | N/A | N/A |
| Class Y | (48) | (89) | (10) | (18) | (216) | (552) |
| Net realized gains: | | | | | | |
| Class A | — | — | — | — | — | (156) |
| Class B | N/A | N/A | — | — | — | (8) |
| Class C | — | — | — | — | — | (126) |
| Class E | — | — | N/A | N/A | N/A | N/A |
| Class I | — | — | — | — | — | (419) |
| Class N | — | — | — | — | — | —* |
| Class R | — | — | N/A | N/A | N/A | N/A |
| Class Y | — | — | — | — | — | (12) |
| Total Distributions to Shareholders | (2,798) | (5,099) | (15,433) | (16,909) | (30,745) | (39,264) |
| Capital Share Transactions | 39,955 | (14,728) | (38,723) | 702,053 | (130,505) | 359,671 |
| Net Increase (Decrease) in Net Assets | 68,392 | 13,466 | (49,576) | 685,205 | (141,970) | 354,359 |
| Net Assets, Beginning of Period | 340,457 | 326,991 | 877,087 | 191,882 | 1,414,256 | 1,059,897 |
| Net Assets, End of Period | $408,849 | $340,457 | $ 827,511 | $ 877,087 | $1,272,286 | $1,414,256 |
| Undistributed net investment income | $ 1,070 | $ 623 | $ 300 | $ 1,076 | $ 2,653 | $ 3,203 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Pzena International Value Fund[1] | | Ivy Securian Core Bond Fund[2] | | Ivy Small Cap Core Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ 1,385 | $ 1,250 | $ 15,373 | $ 26,415 | $ (1,141) | $ (918) |
| Net realized gain (loss) on investments | 32,969 | 17,200 | (2,171) | 3,175 | 48,961 | 49,732 |
| Net change in unrealized appreciation (depreciation) | (30,835) | (5,435) | (10,828) | (9,720) | 55,344 | (13,562) |
| Net Increase in Net Assets Resulting from Operations | 3,519 | 13,015 | 2,374 | 19,870 | 103,164 | 35,252 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | (785) | (2,771) | (5,488) | — | — |
| Class B | — | — | (32) | (72) | — | — |
| Class C | — | (28) | (164) | (431) | — | — |
| Class E | N/A | — | (54) | (112) | — | — |
| Class I | — | (1,035) | (9,575) | (15,714) | — | — |
| Class N | — | (2) | (3,158) | (5,249) | — | — |
| Class R | — | (3) | (21) | (213) | — | — |
| Class T | N/A | N/A | N/A | N/A | — | — |
| Class Y | — | (22) | (72) | (132) | — | — |
| Net realized gains: | | | | | | |
| Class A | — | — | — | — | — | (4,280) |
| Class B | — | — | — | — | — | (75) |
| Class C | — | — | — | — | — | (833) |
| Class E | N/A | — | — | — | — | (4) |
| Class I | — | — | — | — | — | (7,147) |
| Class N | — | — | — | — | — | (859) |
| Class R | — | — | — | — | — | (224) |
| Class T | N/A | N/A | N/A | N/A | — | (6) |
| Class Y | — | — | — | — | — | (383) |
| Total Distributions to Shareholders | — | (1,875) | (15,847) | (27,411) | — | (13,811) |
| Capital Share Transactions | 120,837 | (44,485) | (30,138) | 244,297 | 49,675 | 77,817 |
| Net Increase (Decrease) in Net Assets | 124,356 | (33,345) | (43,611) | 236,756 | 152,839 | 99,258 |
| Net Assets, Beginning of Period | 179,367 | 212,712 | 950,358 | 713,602 | 626,893 | 527,635 |
| Net Assets, End of Period | $303,723 | $179,367 | $906,747 | $950,358 | $ 779,732 | $626,893 |
| Undistributed (distributions in excess of) net investment income | $ 1,567 | $ 247 | $ (474) | $ — | $ (1,177) | $ (36) |

(1)Effective April 30, 2018, the Fund's name changed from Ivy Cundill Global Value Fund to Ivy Pzena International Value Fund.
(2)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Bond Fund to Ivy Securian Core Bond Fund.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Small Cap Growth Fund | | Ivy Tax-Managed Equity Fund | | Ivy Value Fund | |
|---|---|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 | Six months ended 9-30-18 (Unaudited) | Year ended 3-31-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income (loss) | $ (8,603) | $ (9,589) | $ (136) | $ 160 | $ 8,184 | $ 7,826 |
| Net realized gain on investments | 217,544 | 139,874 | 11,423 | 22,014 | 44,837 | 19,077 |
| Net change in unrealized appreciation | 115,553 | 76,614 | 74,033 | 46,434 | 60,905 | 24,218 |
| Net Increase in Net Assets Resulting from Operations | 324,494 | 206,899 | 85,320 | 68,608 | 113,926 | 51,121 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | — | — | — | — | (1,167) | (2,657) |
| Class B | — | — | — | — | — | (15) |
| Class C | — | — | — | — | — | (142) |
| Class E | — | — | N/A | N/A | (1) | (2) |
| Class I | — | — | — | — | (3,214) | (4,909) |
| Class N | — | — | — | — | (1,038) | (2,259) |
| Class R | — | — | N/A | N/A | —* | (3) |
| Class T | — | — | N/A | N/A | N/A | N/A |
| Class Y | — | — | — | — | (2) | (6) |
| Net realized gains: | | | | | | |
| Class A | — | (26,501) | — | (280) | — | (7,777) |
| Class B | — | (1,005) | — | (10) | — | (68) |
| Class C | — | (22,491) | — | (43) | — | (513) |
| Class E | — | (936) | N/A | N/A | — | (4) |
| Class I | — | (32,945) | — | (512) | — | (11,599) |
| Class N | — | (8,721) | — | (2) | — | (3,387) |
| Class R | — | (5,569) | N/A | N/A | — | (8) |
| Class T | — | (28) | N/A | N/A | N/A | N/A |
| Class Y | — | (11,220) | — | (4) | — | (12) |
| Total Distributions to Shareholders | — | (109,416) | — | (851) | (5,422) | (33,361) |
| Capital Share Transactions | 104,478 | 1,079,498 | (16,109) | 403,606 | (53,390) | 828,672 |
| Net Increase in Net Assets | 428,972 | 1,176,981 | 69,211 | 471,363 | 55,114 | 846,432 |
| Net Assets, Beginning of Period | 2,169,751 | 992,770 | 589,064 | 117,701 | 1,168,541 | 322,109 |
| Net Assets, End of Period | $2,598,723 | $ 2,169,751 | $658,275 | $589,064 | $1,223,655 | $1,168,541 |
| Undistributed net investment income | $ (2,886) | $ 5,717 | $ (28) | $ 108 | $ 6,003 | $ 3,241 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORE EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $14.78 | $ 0.04 | $ 1.50 | $ 1.54 | $ — | $ — | $ — |
| Year ended 3-31-2018 | 13.55 | 0.05 | 2.11 | 2.16 | (0.03) | (0.90) | (0.93) |
| Year ended 3-31-2017 | 12.73 | 0.03 | 1.28 | 1.31 | (0.05) | (0.44) | (0.49) |
| Year ended 3-31-2016 | 14.29 | 0.02 | (0.60) | (0.58) | —* | (0.98) | (0.98) |
| Year ended 3-31-2015 | 14.04 | 0.02 | 1.33 | 1.35 | — | (1.10) | (1.10) |
| Year ended 3-31-2014 | 12.15 | 0.05 | 2.67 | 2.72 | (0.04) | (0.79) | (0.83) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.21 | (0.04) | 1.24 | 1.20 | — | — | — |
| Year ended 3-31-2018 | 11.42 | (0.09) | 1.77 | 1.68 | — | (0.89) | (0.89) |
| Year ended 3-31-2017 | 10.85 | (0.09) | 1.10 | 1.01 | — | (0.44) | (0.44) |
| Year ended 3-31-2016 | 12.36 | (0.09) | (0.52) | (0.61) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 12.32 | (0.10) | 1.16 | 1.06 | — | (1.02) | (1.02) |
| Year ended 3-31-2014 | 10.78 | (0.07) | 2.36 | 2.29 | — | (0.75) | (0.75) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 12.69 | (0.02) | 1.29 | 1.27 | — | — | — |
| Year ended 3-31-2018 | 11.81 | (0.06) | 1.83 | 1.77 | — | (0.89) | (0.89) |
| Year ended 3-31-2017 | 11.19 | (0.07) | 1.13 | 1.06 | — | (0.44) | (0.44) |
| Year ended 3-31-2016 | 12.71 | (0.07) | (0.54) | (0.61) | — | (0.91) | (0.91) |
| Year ended 3-31-2015 | 12.63 | (0.08) | 1.19 | 1.11 | — | (1.03) | (1.03) |
| Year ended 3-31-2014 | 11.03 | (0.05) | 2.41 | 2.36 | — | (0.76) | (0.76) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.71 | 0.03 | 1.50 | 1.53 | — | — | — |
| Year ended 3-31-2018 | 13.50 | 0.04 | 2.10 | 2.14 | (0.03) | (0.90) | (0.93) |
| Year ended 3-31-2017 | 12.67 | 0.03 | 1.28 | 1.31 | (0.04) | (0.44) | (0.48) |
| Year ended 3-31-2016 | 14.23 | 0.00* | (0.60) | (0.60) | — | (0.96) | (0.96) |
| Year ended 3-31-2015 | 14.00 | (0.01) | 1.32 | 1.31 | — | (1.08) | (1.08) |
| Year ended 3-31-2014 | 12.12 | 0.02 | 2.67 | 2.69 | (0.02) | (0.79) | (0.81) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.48 | 0.06 | 1.68 | 1.74 | — | — | — |
| Year ended 3-31-2018 | 15.01 | 0.09 | 2.35 | 2.44 | (0.07) | (0.90) | (0.97) |
| Year ended 3-31-2017 | 14.05 | 0.08 | 1.41 | 1.49 | (0.09) | (0.44) | (0.53) |
| Year ended 3-31-2016 | 15.67 | 0.07 | (0.66) | (0.59) | (0.02) | (1.01) | (1.03) |
| Year ended 3-31-2015 | 15.29 | 0.07 | 1.45 | 1.52 | (0.03) | (1.11) | (1.14) |
| Year ended 3-31-2014 | 13.15 | 0.09 | 2.91 | 3.00 | (0.07) | (0.79) | (0.86) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.51 | 0.07 | 1.69 | 1.76 | — | — | — |
| Year ended 3-31-2018 | 15.03 | 0.10 | 2.36 | 2.46 | (0.08) | (0.90) | (0.98) |
| Year ended 3-31-2017 | 14.07 | 0.08 | 1.43 | 1.51 | (0.11) | (0.44) | (0.55) |
| Year ended 3-31-2016 | 15.69 | 0.09 | (0.67) | (0.58) | (0.02) | (1.02) | (1.04) |
| Year ended 3-31-2015[6] | 15.69 | 0.06 | 1.06 | 1.12 | (0.01) | (1.11) | (1.12) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.67 | 0.01 | 1.49 | 1.50 | — | — | — |
| Year ended 3-31-2018 | 13.47 | (0.01) | 2.11 | 2.10 | — | (0.90) | (0.90) |
| Year ended 3-31-2017 | 12.67 | (0.02) | 1.27 | 1.25 | (0.01) | (0.44) | (0.45) |
| Year ended 3-31-2016 | 14.23 | (0.02) | (0.60) | (0.62) | — | (0.94) | (0.94) |
| Year ended 3-31-2015 | 14.01 | (0.03) | 1.31 | 1.28 | — | (1.06) | (1.06) |
| Year ended 3-31-2014 | 12.13 | 0.01 | 2.67 | 2.68 | (0.01) | (0.79) | (0.80) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.02 | 0.06 | 1.63 | 1.69 | — | — | — |
| Year ended 3-31-2018 | 14.61 | 0.09 | 2.28 | 2.37 | (0.06) | (0.90) | (0.96) |
| Year ended 3-31-2017 | 13.69 | 0.07 | 1.38 | 1.45 | (0.09) | (0.44) | (0.53) |
| Year ended 3-31-2016 | 15.29 | 0.07 | (0.64) | (0.57) | (0.02) | (1.01) | (1.03) |
| Year ended 3-31-2015 | 14.94 | 0.07 | 1.42 | 1.49 | (0.03) | (1.11) | (1.14) |
| Year ended 3-31-2014 | 12.87 | 0.09 | 2.84 | 2.93 | (0.07) | (0.79) | (0.86) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $16.32 | 10.42% | $3,269 | 1.02%[4] | 0.51%[4] | —% | —% | 37% |
| Year ended 3-31-2018 | 14.78 | 16.31 | 3,149 | 1.04 | 0.33 | 1.04 | 0.33 | 51 |
| Year ended 3-31-2017 | 13.55 | 10.42 | 269 | 1.15 | 0.20 | 1.21 | 0.14 | 90 |
| Year ended 3-31-2016 | 12.73 | -4.22 | 546 | 1.15 | 0.15 | 1.18 | 0.12 | 62 |
| Year ended 3-31-2015 | 14.29 | 9.86 | 611 | 1.15 | 0.13 | 1.17 | 0.11 | 65 |
| Year ended 3-31-2014 | 14.04 | 22.76 | 499 | 1.15 | 0.35 | 1.20 | 0.30 | 61 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.41 | 9.91 | 9 | 2.08[4] | -0.56[4] | — | — | 37 |
| Year ended 3-31-2018 | 12.21 | 15.11 | 11 | 2.11 | -0.71 | — | — | 51 |
| Year ended 3-31-2017 | 11.42 | 9.39 | 8 | 2.13 | -0.79 | — | — | 90 |
| Year ended 3-31-2016 | 10.85 | -5.18 | 9 | 2.09 | -0.79 | — | — | 62 |
| Year ended 3-31-2015 | 12.36 | 8.80 | 11 | 2.08 | -0.79 | — | — | 65 |
| Year ended 3-31-2014 | 12.32 | 21.62 | 11 | 2.12 | -0.62 | — | — | 61 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.96 | 10.01 | 64 | 1.84[4] | -0.32[4] | — | — | 37 |
| Year ended 3-31-2018 | 12.69 | 15.39 | 70 | 1.89 | -0.50 | — | — | 51 |
| Year ended 3-31-2017 | 11.81 | 9.60 | 116 | 1.92 | -0.57 | — | — | 90 |
| Year ended 3-31-2016 | 11.19 | -5.00 | 129 | 1.91 | -0.61 | — | — | 62 |
| Year ended 3-31-2015 | 12.71 | 9.04 | 160 | 1.90 | -0.62 | — | — | 65 |
| Year ended 3-31-2014 | 12.63 | 21.79 | 144 | 1.94 | -0.44 | — | — | 61 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.24 | 10.40 | 14 | 1.12[4] | 0.40[4] | 1.21[4] | 0.31[4] | 37 |
| Year ended 3-31-2018 | 14.71 | 16.22 | 14 | 1.13 | 0.25 | 1.31 | 0.07 | 51 |
| Year ended 3-31-2017 | 13.50 | 10.49 | 12 | 1.16 | 0.19 | 1.42 | -0.07 | 90 |
| Year ended 3-31-2016 | 12.67 | -4.39 | 10 | 1.29 | 0.02 | 1.43 | -0.12 | 62 |
| Year ended 3-31-2015 | 14.23 | 9.60 | 10 | 1.35 | -0.06 | 1.43 | -0.14 | 65 |
| Year ended 3-31-2014 | 14.00 | 22.57 | 7 | 1.35 | 0.15 | 1.51 | -0.01 | 61 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.22 | 10.56 | 1,256 | 0.81[4] | 0.71[4] | — | — | 37 |
| Year ended 3-31-2018 | 16.48 | 16.60 | 1,216 | 0.82 | 0.56 | 0.84 | 0.54 | 51 |
| Year ended 3-31-2017 | 15.01 | 10.76 | 384 | 0.84 | 0.52 | 0.91 | 0.45 | 90 |
| Year ended 3-31-2016 | 14.05 | -3.93 | 172 | 0.84 | 0.46 | 0.90 | 0.40 | 62 |
| Year ended 3-31-2015 | 15.67 | 10.14 | 234 | 0.84 | 0.45 | 0.90 | 0.39 | 65 |
| Year ended 3-31-2014 | 15.29 | 23.18 | 153 | 0.84 | 0.63 | 0.91 | 0.56 | 61 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.27 | 10.66 | 57 | 0.65[4] | 0.85[4] | — | — | 37 |
| Year ended 3-31-2018 | 16.51 | 16.74 | 71 | 0.73 | 0.64 | — | — | 51 |
| Year ended 3-31-2017 | 15.03 | 10.84 | 112 | 0.76 | 0.58 | — | — | 90 |
| Year ended 3-31-2016 | 14.07 | -3.84 | 149 | 0.75 | 0.63 | — | — | 62 |
| Year ended 3-31-2015[6] | 15.69 | 7.39 | 4 | 0.75[4] | 0.60[4] | — | — | 65[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.17 | 10.22 | 1 | 1.40[4] | 0.10[4] | — | — | 37 |
| Year ended 3-31-2018 | 14.67 | 15.91 | 2 | 1.46 | -0.08 | — | — | 51 |
| Year ended 3-31-2017 | 13.47 | 10.01 | 3 | 1.51 | -0.15 | — | — | 90 |
| Year ended 3-31-2016 | 12.67 | -4.53 | 2 | 1.50 | -0.18 | — | — | 62 |
| Year ended 3-31-2015 | 14.23 | 9.40 | 2 | 1.50 | -0.22 | — | — | 65 |
| Year ended 3-31-2014 | 14.01 | 22.41 | 2 | 1.50 | 0.04 | — | — | 61 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.71 | 10.55 | 68 | 0.84[4] | 0.67[4] | 1.04[4] | 0.47[4] | 37 |
| Year ended 3-31-2018 | 16.02 | 16.61 | 50 | 0.84 | 0.55 | 1.10 | 0.29 | 51 |
| Year ended 3-31-2017 | 14.61 | 10.75 | 64 | 0.84 | 0.49 | 1.15 | 0.18 | 90 |
| Year ended 3-31-2016 | 13.69 | -3.91 | 113 | 0.84 | 0.46 | 1.15 | 0.15 | 62 |
| Year ended 3-31-2015 | 15.29 | 10.18 | 105 | 0.84 | 0.45 | 1.15 | 0.14 | 65 |
| Year ended 3-31-2014 | 14.94 | 23.14 | 68 | 0.84 | 0.64 | 1.16 | 0.32 | 61 |

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EMERGING MARKETS EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 21.60 | $ 0.11 | $(3.35) | $(3.24) | $ — | $— | $ — |
| Year ended 3-31-2018 | 16.95 | 0.01 | 4.64 | 4.65 | —* | — | —* |
| Year ended 3-31-2017 | 13.59 | (0.02) | 3.38 | 3.36 | — | — | — |
| Year ended 3-31-2016 | 16.04 | 0.00* | (2.33) | (2.33) | (0.12) | — | (0.12) |
| Year ended 3-31-2015 | 15.04 | 0.04 | 1.08 | 1.12 | (0.12) | — | (0.12) |
| Year ended 3-31-2014 | 13.88 | 0.02 | 1.22 | 1.24 | (0.08) | — | (0.08) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.68 | 0.02 | (2.74) | (2.72) | — | — | — |
| Year ended 3-31-2018 | 14.01 | (0.14) | 3.81 | 3.67 | — | — | — |
| Year ended 3-31-2017 | 11.34 | (0.14) | 2.81 | 2.67 | — | — | — |
| Year ended 3-31-2016 | 13.48 | (0.12) | (1.95) | (2.07) | (0.07) | — | (0.07) |
| Year ended 3-31-2015 | 12.66 | (0.10) | 0.92 | 0.82 | — | — | — |
| Year ended 3-31-2014 | 11.78 | (0.12) | 1.00 | 0.88 | — | — | — |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.54 | 0.04 | (2.87) | (2.83) | — | — | — |
| Year ended 3-31-2018 | 14.65 | (0.12) | 4.01 | 3.89 | — | — | — |
| Year ended 3-31-2017 | 11.84 | (0.12) | 2.93 | 2.81 | — | — | — |
| Year ended 3-31-2016 | 14.05 | (0.11) | (2.03) | (2.14) | (0.07) | — | (0.07) |
| Year ended 3-31-2015 | 13.20 | (0.09) | 0.95 | 0.86 | (0.01) | — | (0.01) |
| Year ended 3-31-2014 | 12.23 | (0.07) | 1.06 | 0.99 | (0.02) | — | (0.02) |
| **Class E Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.94 | 0.13 | (3.40) | (3.27) | — | — | — |
| Year ended 3-31-2018 | 17.20 | 0.07 | 4.70 | 4.77 | (0.03) | — | (0.03) |
| Year ended 3-31-2017 | 13.76 | 0.01 | 3.43 | 3.44 | — | — | — |
| Year ended 3-31-2016 | 16.23 | 0.03 | (2.37) | (2.34) | (0.13) | — | (0.13) |
| Year ended 3-31-2015 | 15.23 | 0.05 | 1.10 | 1.15 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 14.04 | 0.06 | 1.25 | 1.31 | (0.12) | — | (0.12) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.30 | 0.16 | (3.46) | (3.30) | — | — | — |
| Year ended 3-31-2018 | 17.47 | 0.09 | 4.80 | 4.89 | (0.06) | — | (0.06) |
| Year ended 3-31-2017 | 13.96 | 0.03 | 3.48 | 3.51 | — | — | — |
| Year ended 3-31-2016 | 16.45 | 0.05 | (2.40) | (2.35) | (0.14) | — | (0.14) |
| Year ended 3-31-2015 | 15.43 | 0.08 | 1.11 | 1.19 | (0.17) | — | (0.17) |
| Year ended 3-31-2014 | 14.23 | 0.09 | 1.26 | 1.35 | (0.15) | — | (0.15) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.42 | 0.16 | (3.47) | (3.31) | — | — | — |
| Year ended 3-31-2018 | 17.56 | 0.12 | 4.80 | 4.92 | (0.06) | — | (0.06) |
| Year ended 3-31-2017 | 14.01 | 0.06 | 3.49 | 3.55 | — | — | — |
| Year ended 3-31-2016 | 16.50 | 0.06 | (2.41) | (2.35) | (0.14) | — | (0.14) |
| Year ended 3-31-2015[7] | 16.41 | (0.03) | 0.26 | 0.23 | (0.14) | — | (0.14) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.40 | 0.08 | (3.31) | (3.23) | — | — | — |
| Year ended 3-31-2018 | 16.83 | (0.04) | 4.61 | 4.57 | — | — | — |
| Year ended 3-31-2017 | 13.53 | (0.07) | 3.37 | 3.30 | — | — | — |
| Year ended 3-31-2016 | 16.01 | (0.05) | (2.32) | (2.37) | (0.11) | — | (0.11) |
| Year ended 3-31-2015 | 15.02 | (0.02) | 1.09 | 1.07 | (0.08) | — | (0.08) |
| Year ended 3-31-2014 | 13.87 | (0.01) | 1.23 | 1.22 | (0.07) | — | (0.07) |
| **Class T Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.63 | 0.13 | (3.35) | (3.22) | — | — | — |
| Year ended 3-31-2018[8] | 17.95 | 0.01 | 3.68 | 3.69 | (0.01) | — | (0.01) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.02 | 0.12 | (3.41) | (3.29) | — | — | — |
| Year ended 3-31-2018 | 17.27 | 0.02 | 4.74 | 4.76 | (0.01) | — | (0.01) |
| Year ended 3-31-2017 | 13.84 | (0.02) | 3.45 | 3.43 | — | — | — |
| Year ended 3-31-2016 | 16.33 | 0.05 | (2.42) | (2.37) | (0.12) | — | (0.12) |
| Year ended 3-31-2015 | 15.33 | 0.03 | 1.10 | 1.13 | (0.13) | — | (0.13) |
| Year ended 3-31-2014 | 14.13 | 0.05 | 1.26 | 1.31 | (0.11) | — | (0.11) |

\*   Not shown due to rounding.

(1)   Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 18.36 | -15.00% | $ 363 | 1.42%[4] | 1.10%[4] | —% | —% | 33% |
| Year ended 3-31-2018 | 21.60 | 27.44 | 569 | 1.44 | 0.07 | — | — | 38 |
| Year ended 3-31-2017 | 16.95 | 24.72 | 293 | 1.55 | -0.14 | 1.68 | -0.27 | 59 |
| Year ended 3-31-2016 | 13.59 | -14.49 | 360 | 1.50 | 0.02 | 1.67 | -0.15 | 98 |
| Year ended 3-31-2015 | 16.04 | 7.48 | 436 | 1.50 | 0.23 | 1.67 | 0.06 | 103 |
| Year ended 3-31-2014 | 15.04 | 8.95 | 536 | 1.73 | 0.17 | — | — | 138 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.96 | -15.38 | 3 | 2.36[4] | 0.19[4] | — | — | 33 |
| Year ended 3-31-2018 | 17.68 | 26.27 | 5 | 2.40 | -0.83 | — | — | 38 |
| Year ended 3-31-2017 | 14.01 | 23.54 | 4 | 2.50 | -1.10 | 2.78 | -1.38 | 59 |
| Year ended 3-31-2016 | 11.34 | -15.38 | 4 | 2.50 | -0.99 | 2.72 | -1.21 | 98 |
| Year ended 3-31-2015 | 13.48 | 6.48 | 7 | 2.50 | -0.75 | 2.71 | -0.96 | 103 |
| Year ended 3-31-2014 | 12.66 | 7.47 | 9 | 3.00 | -1.04 | — | — | 138 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.71 | -15.26 | 77 | 2.09[4] | 0.45[4] | — | — | 33 |
| Year ended 3-31-2018 | 18.54 | 26.55 | 95 | 2.13 | -0.66 | — | — | 38 |
| Year ended 3-31-2017 | 14.65 | 23.73 | 37 | 2.36 | -0.96 | — | — | 59 |
| Year ended 3-31-2016 | 11.84 | -15.20 | 32 | 2.35 | -0.83 | — | — | 98 |
| Year ended 3-31-2015 | 14.05 | 6.56 | 35 | 2.40 | -0.66 | — | — | 103 |
| Year ended 3-31-2014 | 13.20 | 8.06 | 44 | 2.47 | -0.59 | — | — | 138 |
| **Class E Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.67 | -14.90 | —* | 1.18[4] | 1.35[4] | — | — | 33 |
| Year ended 3-31-2018 | 21.94 | 27.75 | —* | 1.21 | 0.35 | — | — | 38 |
| Year ended 3-31-2017 | 17.20 | 25.00 | —* | 1.35 | 0.05 | — | — | 59 |
| Year ended 3-31-2016 | 13.76 | -14.40 | —* | 1.35 | 0.17 | — | — | 98 |
| Year ended 3-31-2015 | 16.23 | 7.63 | —* | 1.34 | 0.34 | — | — | 103 |
| Year ended 3-31-2014 | 15.23 | 9.35 | —* | 1.35 | 0.44 | — | — | 138 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.00 | -14.80 | 1,373 | 0.99[4] | 1.55[4] | 1.09[4] | 1.45[4] | 33 |
| Year ended 3-31-2018 | 22.30 | 28.03 | 1,689 | 0.99 | 0.44 | 1.10 | 0.33 | 38 |
| Year ended 3-31-2017 | 17.47 | 25.14 | 465 | 1.19 | 0.20 | 1.23 | 0.16 | 59 |
| Year ended 3-31-2016 | 13.96 | -14.30 | 116 | 1.22 | 0.35 | — | — | 98 |
| Year ended 3-31-2015 | 16.45 | 7.78 | 117 | 1.23 | 0.49 | — | — | 103 |
| Year ended 3-31-2014 | 15.43 | 9.52 | 139 | 1.22 | 0.62 | — | — | 138 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.11 | -14.76 | 271 | 0.94[4] | 1.60[4] | — | — | 33 |
| Year ended 3-31-2018 | 22.42 | 28.07 | 310 | 0.95 | 0.58 | — | — | 38 |
| Year ended 3-31-2017 | 17.56 | 25.34 | 18 | 1.07 | 0.37 | — | — | 59 |
| Year ended 3-31-2016 | 14.01 | -14.20 | 7 | 1.09 | 0.43 | — | — | 98 |
| Year ended 3-31-2015[7] | 16.50 | 1.47 | 6 | 1.08[4] | -0.30[4] | — | — | 103[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.17 | -15.09 | 15 | 1.68[4] | 0.84[4] | — | — | 33 |
| Year ended 3-31-2018 | 21.40 | 27.15 | 20 | 1.70 | -0.19 | — | — | 38 |
| Year ended 3-31-2017 | 16.83 | 24.39 | 11 | 1.82 | -0.44 | — | — | 59 |
| Year ended 3-31-2016 | 13.53 | -14.82 | 5 | 1.85 | -0.37 | — | — | 98 |
| Year ended 3-31-2015 | 16.01 | 7.13 | 1 | 1.83 | -0.16 | — | — | 103 |
| Year ended 3-31-2014 | 15.02 | 8.75 | 1 | 1.83 | -0.05 | — | — | 138 |
| **Class T Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.41 | -14.89 | —* | 1.18[4] | 1.35[4] | — | — | 33 |
| Year ended 3-31-2018[8] | 21.63 | 20.54 | —* | 1.28[4] | 0.09[4] | — | — | 38[10] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.73 | -14.94 | 51 | 1.33[4] | 1.18[4] | — | — | 33 |
| Year ended 3-31-2018 | 22.02 | 27.58 | 68 | 1.36 | 0.12 | — | — | 38 |
| Year ended 3-31-2017 | 17.27 | 24.78 | 21 | 1.50 | -0.14 | — | — | 59 |
| Year ended 3-31-2016 | 13.84 | -14.48 | 10 | 1.47 | 0.33 | — | — | 98 |
| Year ended 3-31-2015 | 16.33 | 7.41 | 10 | 1.50 | 0.20 | 1.53 | 0.17 | 103 |
| Year ended 3-31-2014 | 15.33 | 9.19 | 11 | 1.47 | 0.34 | — | — | 138 |

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class share is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EUROPEAN OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $32.66 | $ 0.32 | $(0.42) | $ (0.10) | $ — | $— | $ — |
| Year ended 3-31-2018 | 28.53 | 0.35 | 4.11 | 4.46 | (0.33) | — | (0.33) |
| Year ended 3-31-2017 | 26.29 | 0.53 | 2.07 | 2.60 | (0.36) | — | (0.36) |
| Year ended 3-31-2016 | 29.19 | 0.13 | (2.93) | (2.80) | (0.10) | — | (0.10) |
| Year ended 3-31-2015 | 29.76 | 0.17 | (0.24) | (0.07) | (0.50) | — | (0.50) |
| Year ended 3-31-2014 | 24.70 | 0.32 | 4.82 | 5.14 | (0.08) | — | (0.08) |
| **Class B Shares[4]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 29.97 | 0.14 | (0.40) | (0.26) | — | — | — |
| Year ended 3-31-2018 | 26.26 | 0.03 | 3.77 | 3.80 | (0.09) | — | (0.09) |
| Year ended 3-31-2017 | 24.31 | 0.12 | 2.00 | 2.12 | (0.17) | — | (0.17) |
| Year ended 3-31-2016 | 27.21 | (0.13) | (2.77) | (2.90) | — | — | — |
| Year ended 3-31-2015 | 27.66 | (0.14) | (0.22) | (0.36) | (0.09) | — | (0.09) |
| Year ended 3-31-2014 | 23.16 | 0.01 | 4.49 | 4.50 | — | — | — |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 30.78 | 0.22 | (0.41) | (0.19) | — | — | — |
| Year ended 3-31-2018 | 26.94 | 0.14 | 3.87 | 4.01 | (0.17) | — | (0.17) |
| Year ended 3-31-2017 | 24.89 | 0.24 | 2.06 | 2.30 | (0.25) | — | (0.25) |
| Year ended 3-31-2016 | 27.73 | (0.06) | (2.78) | (2.84) | — | — | — |
| Year ended 3-31-2015 | 28.25 | (0.02) | (0.21) | (0.23) | (0.29) | — | (0.29) |
| Year ended 3-31-2014 | 23.53 | 0.16 | 4.56 | 4.72 | — | — | — |
| **Class E Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.90 | 0.37 | (0.42) | (0.05) | — | — | — |
| Year ended 3-31-2018 | 28.74 | 0.45 | 4.15 | 4.60 | (0.44) | — | (0.44) |
| Year ended 3-31-2017 | 26.46 | 0.48 | 2.25 | 2.73 | (0.45) | — | (0.45) |
| Year ended 3-31-2016 | 29.36 | 0.24 | (2.98) | (2.74) | (0.16) | — | (0.16) |
| Year ended 3-31-2015 | 29.93 | 0.27 | (0.21) | 0.06 | (0.63) | — | (0.63) |
| Year ended 3-31-2014 | 24.84 | 0.44 | 4.85 | 5.29 | (0.20) | — | (0.20) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.96 | 0.38 | (0.42) | (0.04) | — | — | — |
| Year ended 3-31-2018 | 28.78 | 0.52 | 4.13 | 4.65 | (0.47) | — | (0.47) |
| Year ended 3-31-2017 | 26.50 | 0.39 | 2.37 | 2.76 | (0.48) | — | (0.48) |
| Year ended 3-31-2016 | 29.39 | 0.20 | (2.90) | (2.70) | (0.19) | — | (0.19) |
| Year ended 3-31-2015 | 29.97 | 0.32 | (0.24) | 0.08 | (0.66) | — | (0.66) |
| Year ended 3-31-2014 | 24.87 | 0.48 | 4.85 | 5.33 | (0.23) | — | (0.23) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 33.11 | 0.49 | (0.52) | (0.03) | — | — | — |
| Year ended 3-31-2018 | 28.92 | 0.37 | 4.34 | 4.71 | (0.52) | — | (0.52) |
| Year ended 3-31-2017 | 26.62 | 0.59 | 2.23 | 2.82 | (0.52) | — | (0.52) |
| Year ended 3-31-2016 | 29.51 | 0.31 | (2.98) | (2.67) | (0.22) | — | (0.22) |
| Year ended 3-31-2015[6] | 29.18 | 0.05 | 0.85 | 0.90 | (0.57) | — | (0.57) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.61 | 0.29 | (0.42) | (0.13) | — | — | — |
| Year ended 3-31-2018 | 28.50 | 0.29 | 4.11 | 4.40 | (0.29) | — | (0.29) |
| Year ended 3-31-2017 | 26.27 | 0.34 | 2.23 | 2.57 | (0.34) | — | (0.34) |
| Year ended 3-31-2016 | 29.18 | 0.08 | (2.93) | (2.85) | (0.06) | — | (0.06) |
| Year ended 3-31-2015 | 29.75 | 0.12 | (0.21) | (0.09) | (0.48) | — | (0.48) |
| Year ended 3-31-2014 | 24.70 | 0.31 | 4.82 | 5.13 | (0.08) | — | (0.08) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.90 | 0.33 | (0.40) | (0.07) | — | — | — |
| Year ended 3-31-2018 | 28.75 | 0.42 | 4.14 | 4.56 | (0.41) | — | (0.41) |
| Year ended 3-31-2017 | 26.46 | 0.47 | 2.21 | 2.68 | (0.39) | — | (0.39) |
| Year ended 3-31-2016 | 29.38 | 0.16 | (2.95) | (2.79) | (0.13) | — | (0.13) |
| Year ended 3-31-2015 | 29.95 | 0.17 | (0.16) | 0.01 | (0.58) | — | (0.58) |
| Year ended 3-31-2014 | 24.86 | 0.44 | 4.81 | 5.25 | (0.16) | — | (0.16) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income (Loss) to Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $32.56 | -0.31% | $ 72 | 1.67%[3] | 1.92%[3] | 32% |
| Year ended 3-31-2018 | 32.66 | 15.65 | 79 | 1.64 | 1.10 | 84 |
| Year ended 3-31-2017 | 28.53 | 9.98 | 75 | 1.71 | 2.00 | 79 |
| Year ended 3-31-2016 | 26.29 | -9.62 | 166 | 1.64 | 0.46 | 91 |
| Year ended 3-31-2015 | 29.19 | -0.13 | 150 | 1.70 | 0.57 | 172 |
| Year ended 3-31-2014 | 29.76 | 20.83 | 163 | 1.76 | 1.17 | 116 |
| **Class B Shares[4]** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 29.71 | -0.83 | —* | 2.72[3] | 0.94[3] | 32 |
| Year ended 3-31-2018 | 29.97 | 14.47 | 1 | 2.70 | 0.10 | 84 |
| Year ended 3-31-2017 | 26.26 | 8.78 | 1 | 2.81 | 0.48 | 79 |
| Year ended 3-31-2016 | 24.31 | -10.66 | 1 | 2.73 | -0.50 | 91 |
| Year ended 3-31-2015 | 27.21 | -1.27 | 2 | 2.90 | -0.50 | 172 |
| Year ended 3-31-2014 | 27.66 | 19.43 | 2 | 2.91 | 0.04 | 116 |
| **Class C Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 30.59 | -0.62 | 3 | 2.24[3] | 1.39[3] | 32 |
| Year ended 3-31-2018 | 30.78 | 14.89 | 4 | 2.31 | 0.48 | 84 |
| Year ended 3-31-2017 | 26.94 | 9.32 | 8 | 2.34 | 0.94 | 79 |
| Year ended 3-31-2016 | 24.89 | -10.24 | 11 | 2.29 | -0.22 | 91 |
| Year ended 3-31-2015 | 27.73 | -0.75 | 10 | 2.35 | -0.06 | 172 |
| Year ended 3-31-2014 | 28.25 | 20.06 | 11 | 2.37 | 0.61 | 116 |
| **Class E Shares[5]** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.85 | -0.15 | —* | 1.36[3] | 2.20[3] | 32 |
| Year ended 3-31-2018 | 32.90 | 16.04 | —* | 1.30 | 1.41 | 84 |
| Year ended 3-31-2017 | 28.74 | 10.42 | —* | 1.33 | 1.79 | 79 |
| Year ended 3-31-2016 | 26.46 | -9.37 | —* | 1.31 | 0.84 | 91 |
| Year ended 3-31-2015 | 29.36 | 0.30 | —* | 1.31 | 0.92 | 172 |
| Year ended 3-31-2014 | 29.93 | 21.34 | —* | 1.33 | 1.62 | 116 |
| **Class I Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.92 | -0.12 | 64 | 1.26[3] | 2.30[3] | 32 |
| Year ended 3-31-2018 | 32.96 | 16.18 | 66 | 1.21 | 1.65 | 84 |
| Year ended 3-31-2017 | 28.78 | 10.54 | 92 | 1.22 | 1.44 | 79 |
| Year ended 3-31-2016 | 26.50 | -9.24 | 43 | 1.18 | 0.72 | 91 |
| Year ended 3-31-2015 | 29.39 | 0.38 | 27 | 1.21 | 1.09 | 172 |
| Year ended 3-31-2014 | 29.97 | 21.50 | 31 | 1.19 | 1.76 | 116 |
| **Class N Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 33.08 | -0.09 | 12 | 1.07[3] | 2.90[3] | 32 |
| Year ended 3-31-2018 | 33.11 | 16.34 | 98 | 1.03 | 1.13 | 84 |
| Year ended 3-31-2017 | 28.92 | 10.71 | 1 | 1.06 | 2.17 | 79 |
| Year ended 3-31-2016 | 26.62 | -9.11 | 2 | 1.04 | 1.07 | 91 |
| Year ended 3-31-2015[6] | 29.51 | 3.20 | 2 | 1.08[3] | 0.26[3] | 172[7] |
| **Class R Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.48 | -0.40 | 1 | 1.84[3] | 1.74[3] | 32 |
| Year ended 3-31-2018 | 32.61 | 15.51 | 1 | 1.78 | 0.91 | 84 |
| Year ended 3-31-2017 | 28.50 | 9.88 | 1 | 1.81 | 1.29 | 79 |
| Year ended 3-31-2016 | 26.27 | -9.77 | —* | 1.79 | 0.28 | 91 |
| Year ended 3-31-2015 | 29.18 | -0.21 | —* | 1.81 | 0.42 | 172 |
| Year ended 3-31-2014 | 29.75 | 20.73 | —* | 1.79 | 1.15 | 116 |
| **Class Y Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 32.83 | -0.21 | 1 | 1.50[3] | 1.97[3] | 32 |
| Year ended 3-31-2018 | 32.90 | 15.88 | 1 | 1.44 | 1.31 | 84 |
| Year ended 3-31-2017 | 28.75 | 10.24 | 1 | 1.50 | 1.74 | 79 |
| Year ended 3-31-2016 | 26.46 | -9.52 | 1 | 1.47 | 0.57 | 91 |
| Year ended 3-31-2015 | 29.38 | 0.15 | 2 | 1.47 | 0.58 | 172 |
| Year ended 3-31-2014 | 29.95 | 21.17 | 3 | 1.46 | 1.57 | 116 |

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class share is closed to investment.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 9.68 | $ 0.15 | $ (0.17) | $(0.02) | $ (0.11) | $ — | $ (0.11) |
| Year ended 3-31-2018 | 9.68 | 0.32 | (0.11) | 0.21 | (0.21) | — | (0.21) |
| Year ended 3-31-2017 | 9.17 | 0.34 | 0.37 | 0.71 | (0.20) | — | (0.20) |
| Year ended 3-31-2016 | 9.59 | 0.34 | (0.49) | (0.15) | (0.27) | — | (0.27) |
| Year ended 3-31-2015 | 10.06 | 0.34 | (0.49) | (0.15) | (0.32) | — | (0.32) |
| Year ended 3-31-2014 | 10.26 | 0.35 | (0.19) | 0.16 | (0.34) | (0.02) | (0.36) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.68 | 0.12 | (0.18) | (0.06) | (0.08) | — | (0.08) |
| Year ended 3-31-2018 | 9.67 | 0.23 | (0.08) | 0.15 | (0.14) | — | (0.14) |
| Year ended 3-31-2017 | 9.16 | 0.26 | 0.38 | 0.64 | (0.13) | — | (0.13) |
| Year ended 3-31-2016 | 9.58 | 0.27 | (0.49) | (0.22) | (0.20) | — | (0.20) |
| Year ended 3-31-2015 | 10.06 | 0.26 | (0.49) | (0.23) | (0.25) | — | (0.25) |
| Year ended 3-31-2014 | 10.25 | 0.27 | (0.18) | 0.09 | (0.26) | (0.02) | (0.28) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.68 | 0.12 | (0.18) | (0.06) | (0.08) | — | (0.08) |
| Year ended 3-31-2018 | 9.68 | 0.23 | (0.09) | 0.14 | (0.14) | — | (0.14) |
| Year ended 3-31-2017 | 9.16 | 0.26 | 0.39 | 0.65 | (0.13) | — | (0.13) |
| Year ended 3-31-2016 | 9.59 | 0.27 | (0.50) | (0.23) | (0.20) | — | (0.20) |
| Year ended 3-31-2015 | 10.06 | 0.26 | (0.48) | (0.22) | (0.25) | — | (0.25) |
| Year ended 3-31-2014 | 10.25 | 0.27 | (0.18) | 0.09 | (0.26) | (0.02) | (0.28) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.68 | 0.17 | (0.19) | (0.02) | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 9.68 | 0.34 | (0.11) | 0.23 | (0.23) | — | (0.23) |
| Year ended 3-31-2017 | 9.16 | 0.34 | 0.40 | 0.74 | (0.22) | — | (0.22) |
| Year ended 3-31-2016 | 9.59 | 0.36 | (0.49) | (0.13) | (0.30) | — | (0.30) |
| Year ended 3-31-2015 | 10.06 | 0.36 | (0.48) | (0.12) | (0.35) | — | (0.35) |
| Year ended 3-31-2014 | 10.25 | 0.37 | (0.18) | 0.19 | (0.36) | (0.02) | (0.38) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.69 | 0.16 | (0.18) | (0.02) | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 9.68 | 0.33 | (0.09) | 0.24 | (0.23) | — | (0.23) |
| Year ended 3-31-2017 | 9.17 | 0.33 | 0.40 | 0.73 | (0.22) | — | (0.22) |
| Year ended 3-31-2016 | 9.59 | 0.36 | (0.48) | (0.12) | (0.30) | — | (0.30) |
| Year ended 3-31-2015[6] | 10.15 | 0.24 | (0.56) | (0.32) | (0.24) | — | (0.24) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.67 | 0.13 | (0.18) | (0.05) | (0.09) | — | (0.09) |
| Year ended 3-31-2018 | 9.66 | 0.26 | (0.09) | 0.17 | (0.16) | — | (0.16) |
| Year ended 3-31-2017 | 9.15 | 0.27 | 0.39 | 0.66 | (0.15) | — | (0.15) |
| Year ended 3-31-2016 | 9.57 | 0.29 | (0.48) | (0.19) | (0.23) | — | (0.23) |
| Year ended 3-31-2015 | 10.05 | 0.29 | (0.49) | (0.20) | (0.28) | — | (0.28) |
| Year ended 3-31-2014 | 10.24 | 0.29 | (0.18) | 0.11 | (0.28) | (0.02) | (0.30) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.69 | 0.15 | (0.18) | (0.03) | (0.11) | — | (0.11) |
| Year ended 3-31-2018 | 9.68 | 0.31 | (0.09) | 0.22 | (0.21) | — | (0.21) |
| Year ended 3-31-2017 | 9.17 | 0.33 | 0.38 | 0.71 | (0.20) | — | (0.20) |
| Year ended 3-31-2016 | 9.59 | 0.34 | (0.49) | (0.15) | (0.27) | — | (0.27) |
| Year ended 3-31-2015 | 10.07 | 0.34 | (0.50) | (0.16) | (0.32) | — | (0.32) |
| Year ended 3-31-2014 | 10.26 | 0.34 | (0.18) | 0.16 | (0.33) | (0.02) | (0.35) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 9.55 | -0.31% | $230 | 0.99%[4] | 3.18%[4] | 1.24%[4] | 2.93%[4] | 16% |
| Year ended 3-31-2018 | 9.68 | 2.16 | 265 | 1.01[8] | 3.22 | 1.26 | 2.97 | 56 |
| Year ended 3-31-2017 | 9.68 | 7.81 | 47 | 0.99 | 3.63 | 1.33 | 3.29 | 20 |
| Year ended 3-31-2016 | 9.17 | -1.54 | 133 | 0.99 | 3.60 | 1.29 | 3.30 | 14 |
| Year ended 3-31-2015 | 9.59 | -1.54 | 177 | 0.99 | 3.39 | 1.22 | 3.16 | 26 |
| Year ended 3-31-2014 | 10.06 | 1.65 | 187 | 0.99 | 3.43 | 1.25 | 3.17 | 21 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.54 | -0.61 | 1 | 1.58[4] | 2.59[4] | 2.14[4] | 2.03[4] | 16 |
| Year ended 3-31-2018 | 9.68 | 1.51 | 2 | 1.76[9] | 2.40 | 2.24 | 1.92 | 56 |
| Year ended 3-31-2017 | 9.67 | 7.01 | 3 | 1.74 | 2.73 | 2.15 | 2.32 | 20 |
| Year ended 3-31-2016 | 9.16 | -2.29 | 3 | 1.74 | 2.84 | 2.16 | 2.42 | 14 |
| Year ended 3-31-2015 | 9.58 | -2.36 | 5 | 1.74 | 2.64 | 2.10 | 2.28 | 26 |
| Year ended 3-31-2014 | 10.06 | 0.90 | 6 | 1.74 | 2.67 | 2.10 | 2.31 | 21 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.54 | -0.67 | 10 | 1.71[4] | 2.46[4] | 1.92[4] | 2.25[4] | 16 |
| Year ended 3-31-2018 | 9.68 | 1.40 | 13 | 1.76[9] | 2.40 | 1.96 | 2.20 | 56 |
| Year ended 3-31-2017 | 9.68 | 7.13 | 16 | 1.74 | 2.72 | 1.95 | 2.51 | 20 |
| Year ended 3-31-2016 | 9.16 | -2.39 | 20 | 1.74 | 2.85 | 1.91 | 2.68 | 14 |
| Year ended 3-31-2015 | 9.59 | -2.26 | 31 | 1.74 | 2.64 | 1.87 | 2.51 | 26 |
| Year ended 3-31-2014 | 10.06 | 0.90 | 33 | 1.74 | 2.67 | 1.88 | 2.53 | 21 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.54 | -0.17 | 249 | 0.74[4] | 3.43[4] | 0.88[4] | 3.29[4] | 16 |
| Year ended 3-31-2018 | 9.68 | 2.43 | 262 | 0.76[10] | 3.44 | 0.94 | 3.26 | 56 |
| Year ended 3-31-2017 | 9.68 | 8.19 | 88 | 0.74 | 3.54 | 0.95 | 3.33 | 20 |
| Year ended 3-31-2016 | 9.16 | -1.39 | 23 | 0.74 | 3.85 | 0.90 | 3.69 | 14 |
| Year ended 3-31-2015 | 9.59 | -1.29 | 53 | 0.74 | 3.65 | 0.87 | 3.52 | 26 |
| Year ended 3-31-2014 | 10.06 | 1.91 | 58 | 0.74 | 3.67 | 0.89 | 3.52 | 21 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.55 | -0.17 | 10 | 0.72[4] | 3.45[4] | — | — | 16 |
| Year ended 3-31-2018 | 9.69 | 2.43 | 18 | 0.74 | 3.37 | 0.76 | 3.35 | 56 |
| Year ended 3-31-2017 | 9.68 | 8.06 | 3 | 0.75 | 3.50 | 0.78 | 3.47 | 20 |
| Year ended 3-31-2016 | 9.17 | -1.30 | —* | 0.76 | 3.84 | 0.76 | 3.84 | 14 |
| Year ended 3-31-2015[6] | 9.59 | -3.23 | —* | 0.70[4] | 3.62[4] | — | — | 26[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.53 | -0.54 | 1 | 1.47[4] | 2.71[4] | — | — | 16 |
| Year ended 3-31-2018 | 9.67 | 1.76 | 1 | 1.49 | 2.66 | 1.51 | 2.64 | 56 |
| Year ended 3-31-2017 | 9.66 | 7.29 | 1 | 1.50 | 2.90 | 1.53 | 2.87 | 20 |
| Year ended 3-31-2016 | 9.15 | -2.02 | —* | 1.49 | 3.11 | 1.49 | 3.11 | 14 |
| Year ended 3-31-2015 | 9.57 | -2.10 | —* | 1.46 | 2.90 | — | — | 26 |
| Year ended 3-31-2014 | 10.05 | 1.14 | —* | 1.48 | 2.93 | — | — | 21 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 9.55 | -0.31 | 1 | 0.99[4] | 3.17[4] | 1.12[4] | 3.04[4] | 16 |
| Year ended 3-31-2018 | 9.69 | 2.27 | 3 | 1.02[8] | 3.13 | 1.16 | 2.99 | 56 |
| Year ended 3-31-2017 | 9.68 | 7.81 | 3 | 0.99 | 3.43 | 1.18 | 3.24 | 20 |
| Year ended 3-31-2016 | 9.17 | -1.54 | 3 | 0.99 | 3.58 | 1.16 | 3.41 | 14 |
| Year ended 3-31-2015 | 9.59 | -1.63 | 5 | 0.99 | 3.40 | 1.12 | 3.27 | 26 |
| Year ended 3-31-2014 | 10.07 | 1.65 | 8 | 0.99 | 3.42 | 1.13 | 3.28 | 21 |

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expense was 0.99%.

(9) Expense ratio based on the period excluding reorganization expense was 1.74%.

(10) Expense ratio based on the period excluding reorganization expense was 0.74%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL EQUITY INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $13.84 | $ 0.19 | $ 0.09 | $ 0.28 | $ (0.19) | $ — | $ (0.19) |
| Year ended 3-31-2018 | 12.48 | 0.32 | 1.34 | 1.66 | (0.30) | — | (0.30) |
| Year ended 3-31-2017 | 11.88 | 0.53 | 0.50 | 1.03 | (0.43) | — | (0.43) |
| Year ended 3-31-2016 | 13.32 | 0.40 | (1.09) | (0.69) | (0.39) | (0.36) | (0.75) |
| Year ended 3-31-2015 | 13.27 | 0.39 | 0.36 | 0.75 | (0.44) | (0.26) | (0.70) |
| Year ended 3-31-2014 | 11.82 | 0.57 | 1.44 | 2.01 | (0.46) | (0.10) | (0.56) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.81 | 0.15 | 0.08 | 0.23 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 12.47 | 0.23 | 1.34 | 1.57 | (0.23) | — | (0.23) |
| Year ended 3-31-2017 | 11.87 | 0.35 | 0.60 | 0.95 | (0.35) | — | (0.35) |
| Year ended 3-31-2016 | 13.31 | 0.32 | (1.09) | (0.77) | (0.31) | (0.36) | (0.67) |
| Year ended 3-31-2015 | 13.27 | 0.32 | 0.34 | 0.66 | (0.36) | (0.26) | (0.62) |
| Year ended 3-31-2014 | 11.81 | 0.47 | 1.46 | 1.93 | (0.37) | (0.10) | (0.47) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.82 | 0.14 | 0.08 | 0.22 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 12.47 | 0.23 | 1.35 | 1.58 | (0.23) | — | (0.23) |
| Year ended 3-31-2017 | 11.87 | 0.36 | 0.59 | 0.95 | (0.35) | — | (0.35) |
| Year ended 3-31-2016 | 13.31 | 0.31 | (1.08) | (0.77) | (0.31) | (0.36) | (0.67) |
| Year ended 3-31-2015 | 13.27 | 0.30 | 0.36 | 0.66 | (0.36) | (0.26) | (0.62) |
| Year ended 3-31-2014 | 11.81 | 0.50 | 1.44 | 1.94 | (0.38) | (0.10) | (0.48) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.84 | 0.20 | 0.09 | 0.29 | (0.20) | — | (0.20) |
| Year ended 3-31-2018[6] | 14.33 | 0.03 | (0.52) | (0.49) | —* | — | —* |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.85 | 0.21 | 0.09 | 0.30 | (0.21) | — | (0.21) |
| Year ended 3-31-2018 | 12.48 | 0.37 | 1.34 | 1.71 | (0.34) | — | (0.34) |
| Year ended 3-31-2017 | 11.88 | 0.39 | 0.68 | 1.07 | (0.47) | — | (0.47) |
| Year ended 3-31-2016 | 13.33 | 0.45 | (1.10) | (0.65) | (0.44) | (0.36) | (0.80) |
| Year ended 3-31-2015 | 13.28 | 0.43 | 0.37 | 0.80 | (0.49) | (0.26) | (0.75) |
| Year ended 3-31-2014 | 11.82 | 0.61 | 1.46 | 2.07 | (0.51) | (0.10) | (0.61) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.86 | 0.23 | 0.08 | 0.31 | (0.22) | — | (0.22) |
| Year ended 3-31-2018 | 12.49 | 0.35 | 1.39 | 1.74 | (0.37) | — | (0.37) |
| Year ended 3-31-2017 | 11.89 | 0.48 | 0.61 | 1.09 | (0.49) | — | (0.49) |
| Year ended 3-31-2016 | 13.33 | 0.47 | (1.09) | (0.62) | (0.46) | (0.36) | (0.82) |
| Year ended 3-31-2015[7] | 13.37 | 0.25 | 0.27 | 0.52 | (0.30) | (0.26) | (0.56) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.84 | 0.17 | 0.09 | 0.26 | (0.16) | — | (0.16) |
| Year ended 3-31-2018 | 12.48 | 0.28 | 1.35 | 1.63 | (0.27) | — | (0.27) |
| Year ended 3-31-2017 | 11.88 | 0.39 | 0.61 | 1.00 | (0.40) | — | (0.40) |
| Year ended 3-31-2016 | 13.32 | 0.37 | (1.09) | (0.72) | (0.36) | (0.36) | (0.72) |
| Year ended 3-31-2015 | 13.28 | 0.36 | 0.35 | 0.71 | (0.41) | (0.26) | (0.67) |
| Year ended 3-31-2014 | 11.82 | 0.52 | 1.46 | 1.98 | (0.42) | (0.10) | (0.52) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.84 | 0.19 | 0.09 | 0.28 | (0.19) | — | (0.19) |
| Year ended 3-31-2018 | 12.48 | 0.33 | 1.35 | 1.68 | (0.32) | — | (0.32) |
| Year ended 3-31-2017 | 11.87 | 0.44 | 0.61 | 1.05 | (0.44) | — | (0.44) |
| Year ended 3-31-2016 | 13.32 | 0.42 | (1.10) | (0.68) | (0.41) | (0.36) | (0.77) |
| Year ended 3-31-2015 | 13.28 | 0.41 | 0.35 | 0.76 | (0.46) | (0.26) | (0.72) |
| Year ended 3-31-2014 | 11.82 | 0.58 | 1.46 | 2.04 | (0.48) | (0.10) | (0.58) |

\*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from February 26, 2018 (commencement of operations of the class) through March 31, 2018.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $13.93 | 2.03% | $ 451 | 1.25%[4][10] | 2.74%[4] | 1.25%[4] | 2.74%[4] | 8% |
| Year ended 3-31-2018 | 13.84 | 13.44 | 494 | 1.29[11] | 2.34 | — | — | 55 |
| Year ended 3-31-2017 | 12.48 | 8.87 | 70 | 1.30 | 4.45 | 1.38 | 4.37 | 103 |
| Year ended 3-31-2016 | 11.88 | -5.22 | 248 | 1.30 | 3.19 | 1.36 | 3.13 | 73 |
| Year ended 3-31-2015 | 13.32 | 5.84 | 253 | 1.30 | 2.94 | 1.38 | 2.86 | 137 |
| Year ended 3-31-2014 | 13.27 | 17.46 | 184 | 1.30 | 4.51 | 1.48 | 4.33 | 98 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.92 | 1.60 | 6 | 1.93[4] | 2.09[4] | 2.13[4] | 1.89[4] | 8 |
| Year ended 3-31-2018 | 13.81 | 12.81 | 8 | 1.97[12] | 1.69 | — | — | 55 |
| Year ended 3-31-2017 | 12.47 | 8.17 | 2 | 1.95 | 2.88 | — | — | 103 |
| Year ended 3-31-2016 | 11.87 | -5.84 | 2 | 1.94 | 2.56 | — | — | 73 |
| Year ended 3-31-2015 | 13.31 | 5.08 | 2 | 1.98 | 2.40 | — | — | 137 |
| Year ended 3-31-2014 | 13.27 | 16.68 | 2 | 2.04 | 3.73 | 2.05 | 3.72 | 98 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.92 | 1.70 | 27 | 1.92[4] | 2.10[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.82 | 12.80 | 39 | 1.93 | 1.72 | — | — | 55 |
| Year ended 3-31-2017 | 12.47 | 8.17 | 12 | 1.95 | 2.95 | — | — | 103 |
| Year ended 3-31-2016 | 11.87 | -5.83 | 14 | 1.93 | 2.51 | — | — | 73 |
| Year ended 3-31-2015 | 13.31 | 5.10 | 13 | 1.95 | 2.28 | — | — | 137 |
| Year ended 3-31-2014 | 13.27 | 16.75 | 8 | 1.99 | 3.91 | 2.04 | 3.86 | 98 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.93 | 2.09 | 6 | 1.16[4][13] | 2.83[4] | 1.81[4] | 2.18[4] | 8 |
| Year ended 3-31-2018[6] | 13.84 | -3.40 | 6 | 1.17[4][13] | 2.32[4] | 1.32[4] | 2.17[4] | 55[8] |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.94 | 2.19 | 462 | 0.94[4][14] | 3.05[4] | 0.97[4] | 3.02[4] | 8 |
| Year ended 3-31-2018 | 13.85 | 13.88 | 523 | 1.00 | 2.75 | — | — | 55 |
| Year ended 3-31-2017 | 12.48 | 9.26 | 250 | 0.94 | 3.18 | 0.96 | 3.16 | 103 |
| Year ended 3-31-2016 | 11.88 | -4.96 | 20 | 0.94 | 3.57 | 0.95 | 3.56 | 73 |
| Year ended 3-31-2015 | 13.33 | 6.22 | 22 | 0.94 | 3.21 | 0.98 | 3.17 | 137 |
| Year ended 3-31-2014 | 13.28 | 17.97 | 15 | 0.94 | 4.86 | 1.06 | 4.74 | 98 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.95 | 2.25 | 14 | 0.79[4] | 3.30[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.86 | 14.07 | 5 | 0.86 | 2.58 | — | — | 55 |
| Year ended 3-31-2017 | 12.49 | 9.39 | 1 | 0.81 | 3.99 | — | — | 103 |
| Year ended 3-31-2016 | 11.89 | -4.74 | 1 | 0.81 | 3.73 | — | — | 73 |
| Year ended 3-31-2015[7] | 13.33 | 4.05 | 1 | 0.83[4] | 2.94[4] | — | — | 137[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.94 | 1.91 | 1 | 1.53[4] | 2.46[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.84 | 13.20 | 1 | 1.58 | 2.07 | — | — | 55 |
| Year ended 3-31-2017 | 12.48 | 8.58 | —* | 1.56 | 3.23 | — | — | 103 |
| Year ended 3-31-2016 | 11.88 | -5.46 | —* | 1.56 | 2.96 | — | — | 73 |
| Year ended 3-31-2015 | 13.32 | 5.47 | —* | 1.58 | 2.75 | — | — | 137 |
| Year ended 3-31-2014 | 13.28 | 17.11 | —* | 1.65 | 4.11 | 1.66 | 4.10 | 98 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.93 | 2.05 | 9 | 1.25[4][15] | 2.74[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.84 | 13.57 | 9 | 1.23[15] | 2.46 | 1.23 | 2.46 | 55 |
| Year ended 3-31-2017 | 12.48 | 9.08 | 4 | 1.19 | 3.67 | 1.21 | 3.65 | 103 |
| Year ended 3-31-2016 | 11.87 | -5.15 | 4 | 1.19 | 3.32 | 1.22 | 3.29 | 73 |
| Year ended 3-31-2015 | 13.32 | 5.88 | 5 | 1.19 | 3.11 | 1.23 | 3.07 | 137 |
| Year ended 3-31-2014 | 13.28 | 17.68 | 4 | 1.19 | 4.60 | 1.31 | 4.48 | 98 |

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Expense ratio based on the period excluding reorganization expense was 1.24%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.28%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.95%.

(13) Expense ratio based on the period excluding reorganization expense was 1.13%.

(14) Expense ratio based on the period excluding reorganization expense was 0.92%.

(15) Expense ratio based on the period excluding reorganization expense was 1.19%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $46.78 | $ 0.04 | $ 3.89 | $ 3.93 | $ — | $ — | $ — |
| Year ended 3-31-2018 | 42.67 | 0.25 | 7.26 | 7.51 | (0.06) | (3.34) | (3.40) |
| Year ended 3-31-2017 | 39.23 | 0.04 | 3.40 | 3.44 | — | — | — |
| Year ended 3-31-2016 | 42.75 | (0.09) | (2.49) | (2.58) | (0.04) | (0.90) | (0.94) |
| Year ended 3-31-2015 | 41.15 | 0.19 | 1.95 | 2.14 | (0.03) | (0.51) | (0.54) |
| Year ended 3-31-2014 | 35.50 | 0.19 | 5.92 | 6.11 | (0.46) | — | (0.46) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 39.50 | (0.14) | 3.28 | 3.14 | — | — | — |
| Year ended 3-31-2018 | 36.62 | (0.31) | 6.33 | 6.02 | — | (3.14) | (3.14) |
| Year ended 3-31-2017 | 34.07 | (0.45) | 3.00 | 2.55 | — | — | — |
| Year ended 3-31-2016 | 37.61 | (0.44) | (2.20) | (2.64) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 36.59 | (0.15) | 1.68 | 1.53 | — | (0.51) | (0.51) |
| Year ended 3-31-2014 | 31.63 | (0.16) | 5.25 | 5.09 | (0.13) | — | (0.13) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 39.93 | (0.12) | 3.32 | 3.20 | — | — | — |
| Year ended 3-31-2018 | 36.98 | (0.26) | 6.42 | 6.16 | — | (3.21) | (3.21) |
| Year ended 3-31-2017 | 34.26 | (0.29) | 3.01 | 2.72 | — | — | — |
| Year ended 3-31-2016 | 37.68 | (0.34) | (2.18) | (2.52) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 36.57 | (0.09) | 1.71 | 1.62 | — | (0.51) | (0.51) |
| Year ended 3-31-2014 | 31.61 | (0.08) | 5.22 | 5.14 | (0.18) | — | (0.18) |
| **Class E Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 47.12 | 0.09 | 3.93 | 4.02 | — | — | — |
| Year ended 3-31-2018 | 42.94 | 0.16 | 7.49 | 7.65 | (0.13) | (3.34) | (3.47) |
| Year ended 3-31-2017 | 39.38 | 0.07 | 3.49 | 3.56 | — | — | — |
| Year ended 3-31-2016 | 42.83 | 0.02 | (2.50) | (2.48) | (0.07) | (0.90) | (0.97) |
| Year ended 3-31-2015 | 41.19 | 0.31 | 1.94 | 2.25 | (0.10) | (0.51) | (0.61) |
| Year ended 3-31-2014 | 35.53 | 0.32 | 5.89 | 6.21 | (0.55) | — | (0.55) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 47.72 | 0.13 | 3.97 | 4.10 | — | — | — |
| Year ended 3-31-2018 | 43.44 | 0.25 | 7.53 | 7.78 | (0.16) | (3.34) | (3.50) |
| Year ended 3-31-2017 | 39.81 | 0.04 | 3.59 | 3.63 | — | — | — |
| Year ended 3-31-2016 | 43.24 | 0.05 | (2.49) | (2.44) | (0.09) | (0.90) | (0.99) |
| Year ended 3-31-2015 | 41.57 | 0.35 | 1.96 | 2.31 | (0.13) | (0.51) | (0.64) |
| Year ended 3-31-2014 | 35.85 | 0.40 | 5.92 | 6.32 | (0.60) | — | (0.60) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 47.99 | 0.16 | 3.99 | 4.15 | — | — | — |
| Year ended 3-31-2018 | 43.64 | 0.20 | 7.71 | 7.91 | (0.22) | (3.34) | (3.56) |
| Year ended 3-31-2017 | 39.92 | 0.10 | 3.62 | 3.72 | — | — | — |
| Year ended 3-31-2016 | 43.32 | 0.13 | (2.52) | (2.39) | (0.11) | (0.90) | (1.01) |
| Year ended 3-31-2015[7] | 42.56 | 0.15 | 1.22 | 1.37 | (0.10) | (0.51) | (0.61) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 46.41 | (0.02) | 3.85 | 3.83 | — | — | — |
| Year ended 3-31-2018 | 42.41 | (0.07) | 7.39 | 7.32 | — | (3.32) | (3.32) |
| Year ended 3-31-2017 | 39.08 | (0.14) | 3.47 | 3.33 | — | — | — |
| Year ended 3-31-2016 | 42.64 | (0.20) | (2.46) | (2.66) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 41.11 | 0.01 | 2.03 | 2.04 | — | (0.51) | (0.51) |
| Year ended 3-31-2014 | 35.48 | 0.13 | 5.88 | 6.01 | (0.38) | — | (0.38) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 47.00 | 0.04 | 3.92 | 3.96 | — | — | — |
| Year ended 3-31-2018 | 42.86 | 0.12 | 7.44 | 7.56 | (0.08) | (3.34) | (3.42) |
| Year ended 3-31-2017 | 39.37 | 0.00* | 3.49 | 3.49 | — | — | — |
| Year ended 3-31-2016 | 42.86 | (0.05) | (2.49) | (2.54) | (0.05) | (0.90) | (0.95) |
| Year ended 3-31-2015 | 41.23 | 0.24 | 1.96 | 2.20 | (0.06) | (0.51) | (0.57) |
| Year ended 3-31-2014 | 35.57 | 0.30 | 5.87 | 6.17 | (0.51) | — | (0.51) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 50.71 | 8.42% | $ 531 | 1.38%[4] | 0.18%[4] | —% | —% | 31% |
| Year ended 3-31-2018 | 46.78 | 17.92 | 510 | 1.38 | 0.53 | — | — | 46 |
| Year ended 3-31-2017 | 42.67 | 8.77 | 115 | 1.48 | 0.11 | — | — | 66 |
| Year ended 3-31-2016 | 39.23 | -6.12 | 375 | 1.47 | -0.22 | — | — | 51 |
| Year ended 3-31-2015 | 42.75 | 5.26 | 409 | 1.45 | 0.47 | — | — | 61 |
| Year ended 3-31-2014 | 41.15 | 17.26 | 340 | 1.49 | 0.50 | — | — | 46 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 42.64 | 7.92 | 1 | 2.27[4] | -0.70[4] | 2.33[4] | -0.76[4] | 31 |
| Year ended 3-31-2018 | 39.50 | 16.79 | 2 | 2.40 | -0.79 | — | — | 46 |
| Year ended 3-31-2017 | 36.62 | 7.48 | 2 | 2.67 | -1.30 | — | — | 66 |
| Year ended 3-31-2016 | 34.07 | -7.12 | 3 | 2.52 | -1.22 | — | — | 51 |
| Year ended 3-31-2015 | 37.61 | 4.25 | 4 | 2.43 | -0.40 | — | — | 61 |
| Year ended 3-31-2014 | 36.59 | 16.13 | 5 | 2.47 | -0.46 | — | — | 46 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 43.13 | 8.01 | 10 | 2.14[4] | -0.57[4] | — | — | 31 |
| Year ended 3-31-2018 | 39.93 | 16.99 | 11 | 2.18 | -0.65 | — | — | 46 |
| Year ended 3-31-2017 | 36.98 | 7.94 | 25 | 2.21 | -0.84 | — | — | 66 |
| Year ended 3-31-2016 | 34.26 | -6.79 | 25 | 2.22 | -0.96 | — | — | 51 |
| Year ended 3-31-2015 | 37.68 | 4.51 | 26 | 2.21 | -0.25 | — | — | 61 |
| Year ended 3-31-2014 | 36.57 | 16.30 | 28 | 2.31 | -0.23 | — | — | 46 |
| **Class E Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 51.14 | 8.51 | —* | 1.19[4] | 0.38[4] | — | — | 31 |
| Year ended 3-31-2018 | 47.12 | 18.17 | —* | 1.20 | 0.34 | — | — | 46 |
| Year ended 3-31-2017 | 42.94 | 9.04 | —* | 1.21 | 0.17 | — | — | 66 |
| Year ended 3-31-2016 | 39.38 | -5.87 | —* | 1.20 | 0.05 | — | — | 51 |
| Year ended 3-31-2015 | 42.83 | 5.55 | —* | 1.21 | 0.74 | — | — | 61 |
| Year ended 3-31-2014 | 41.19 | 17.58 | —* | 1.22 | 0.84 | — | — | 46 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 51.82 | 8.57 | 478 | 1.06[4] | 0.50[4] | 1.10[4] | 0.46[4] | 31 |
| Year ended 3-31-2018 | 47.72 | 18.27 | 437 | 1.13[9] | 0.54 | — | — | 46 |
| Year ended 3-31-2017 | 43.44 | 9.12 | 270 | 1.11 | 0.10 | — | — | 66 |
| Year ended 3-31-2016 | 39.81 | -5.73 | 78 | 1.09 | 0.13 | — | — | 51 |
| Year ended 3-31-2015 | 43.24 | 5.66 | 77 | 1.09 | 0.84 | — | — | 61 |
| Year ended 3-31-2014 | 41.57 | 17.73 | 66 | 1.11 | 1.02 | — | — | 46 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 52.14 | 8.65 | 21 | 0.93[4] | 0.65[4] | — | — | 31 |
| Year ended 3-31-2018 | 47.99 | 18.45 | 24 | 0.95 | 0.42 | — | — | 46 |
| Year ended 3-31-2017 | 43.64 | 9.32 | 7 | 0.95 | 0.24 | — | — | 66 |
| Year ended 3-31-2016 | 39.92 | -5.61 | 3 | 0.94 | 0.31 | — | — | 51 |
| Year ended 3-31-2015[7] | 43.32 | 3.31 | 3 | 0.95[4] | 0.55[4] | — | — | 61[8] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 50.24 | 8.25 | 2 | 1.67[4] | -0.10[4] | — | — | 31 |
| Year ended 3-31-2018 | 46.41 | 17.58 | 2 | 1.69 | -0.15 | — | — | 46 |
| Year ended 3-31-2017 | 42.41 | 8.52 | 2 | 1.69 | -0.35 | — | — | 66 |
| Year ended 3-31-2016 | 39.08 | -6.32 | 2 | 1.68 | -0.50 | — | — | 51 |
| Year ended 3-31-2015 | 42.64 | 5.03 | 1 | 1.69 | 0.02 | — | — | 61 |
| Year ended 3-31-2014 | 41.11 | 17.01 | —* | 1.70 | 0.33 | — | — | 46 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 50.96 | 8.43 | 7 | 1.34[4] | 0.18[4] | — | — | 31 |
| Year ended 3-31-2018 | 47.00 | 17.96 | 10 | 1.36 | 0.25 | — | — | 46 |
| Year ended 3-31-2017 | 42.86 | 8.86 | 14 | 1.36 | —* | — | — | 66 |
| Year ended 3-31-2016 | 39.37 | -6.00 | 17 | 1.36 | -0.13 | — | — | 51 |
| Year ended 3-31-2015 | 42.86 | 5.40 | 11 | 1.35 | 0.57 | — | — | 61 |
| Year ended 3-31-2014 | 41.23 | 17.38 | 11 | 1.38 | 0.79 | — | — | 46 |

*(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

*(6) Class is closed to investment.*

*(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

*(9) Expense ratio based on the period excluding reorganization expenses was 1.11%.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL INCOME ALLOCATION FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 15.18 | $0.35 | $ 0.18 | $ 0.53 | $(0.37) | $— | $(0.37) |
| Year ended 3-31-2018 | 14.93 | 0.60 | 0.21 | 0.81 | (0.56) | — | (0.56) |
| Year ended 3-31-2017 | 13.96 | 0.64 | 0.88 | 1.52 | (0.55) | — | (0.55) |
| Year ended 3-31-2016 | 15.42 | 0.59 | (1.46) | (0.87) | (0.59) | — | (0.59) |
| Year ended 3-31-2015 | 15.58 | 0.62 | (0.18) | 0.44 | (0.60) | — | (0.60) |
| Year ended 3-31-2014 | 14.79 | 0.68 | 0.70 | 1.38 | (0.59) | — | (0.59) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.88 | 0.28 | 0.18 | 0.46 | (0.31) | — | (0.31) |
| Year ended 3-31-2018 | 14.66 | 0.47 | 0.18 | 0.65 | (0.43) | — | (0.43) |
| Year ended 3-31-2017 | 13.72 | 0.45 | 0.92 | 1.37 | (0.43) | — | (0.43) |
| Year ended 3-31-2016 | 15.15 | 0.46 | (1.43) | (0.97) | (0.46) | — | (0.46) |
| Year ended 3-31-2015 | 15.32 | 0.48 | (0.18) | 0.30 | (0.47) | — | (0.47) |
| Year ended 3-31-2014 | 14.55 | 0.52 | 0.70 | 1.22 | (0.45) | — | (0.45) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.99 | 0.30 | 0.17 | 0.47 | (0.33) | — | (0.33) |
| Year ended 3-31-2018 | 14.75 | 0.50 | 0.20 | 0.70 | (0.46) | — | (0.46) |
| Year ended 3-31-2017 | 13.80 | 0.48 | 0.94 | 1.42 | (0.47) | — | (0.47) |
| Year ended 3-31-2016 | 15.24 | 0.49 | (1.43) | (0.94) | (0.50) | — | (0.50) |
| Year ended 3-31-2015 | 15.41 | 0.51 | (0.18) | 0.33 | (0.50) | — | (0.50) |
| Year ended 3-31-2014 | 14.64 | 0.57 | 0.70 | 1.27 | (0.50) | — | (0.50) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.18 | 0.35 | 0.18 | 0.53 | (0.37) | — | (0.37) |
| Year ended 3-31-2018 | 14.94 | 0.58 | 0.21 | 0.79 | (0.55) | — | (0.55) |
| Year ended 3-31-2017 | 13.97 | 0.55 | 0.97 | 1.52 | (0.55) | — | (0.55) |
| Year ended 3-31-2016 | 15.42 | 0.58 | (1.45) | (0.87) | (0.58) | — | (0.58) |
| Year ended 3-31-2015 | 15.58 | 0.62 | (0.19) | 0.43 | (0.59) | — | (0.59) |
| Year ended 3-31-2014 | 14.79 | 0.68 | 0.70 | 1.38 | (0.59) | — | (0.59) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.31 | 0.38 | 0.18 | 0.56 | (0.40) | — | (0.40) |
| Year ended 3-31-2018 | 15.06 | 0.65 | 0.21 | 0.86 | (0.61) | — | (0.61) |
| Year ended 3-31-2017 | 14.08 | 0.57 | 1.01 | 1.58 | (0.60) | — | (0.60) |
| Year ended 3-31-2016 | 15.54 | 0.64 | (1.46) | (0.82) | (0.64) | — | (0.64) |
| Year ended 3-31-2015 | 15.70 | 0.67 | (0.17) | 0.50 | (0.66) | — | (0.66) |
| Year ended 3-31-2014 | 14.90 | 0.74 | 0.71 | 1.45 | (0.65) | — | (0.65) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.32 | 0.40 | 0.17 | 0.57 | (0.41) | — | (0.41) |
| Year ended 3-31-2018 | 15.07 | 0.63 | 0.26 | 0.89 | (0.64) | — | (0.64) |
| Year ended 3-31-2017 | 14.09 | 0.65 | 0.95 | 1.60 | (0.62) | — | (0.62) |
| Year ended 3-31-2016 | 15.55 | 0.67 | (1.47) | (0.80) | (0.66) | — | (0.66) |
| Year ended 3-31-2015[6] | 15.95 | 0.45 | (0.40) | 0.05 | (0.45) | — | (0.45) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.17 | 0.33 | 0.18 | 0.51 | (0.35) | — | (0.35) |
| Year ended 3-31-2018 | 14.93 | 0.55 | 0.21 | 0.76 | (0.52) | — | (0.52) |
| Year ended 3-31-2017 | 13.96 | 0.52 | 0.97 | 1.49 | (0.52) | — | (0.52) |
| Year ended 3-31-2016 | 15.41 | 0.56 | (1.46) | (0.90) | (0.55) | — | (0.55) |
| Year ended 3-31-2015 | 15.57 | 0.59 | (0.18) | 0.41 | (0.57) | — | (0.57) |
| Year ended 3-31-2014 | 14.79 | 0.64 | 0.70 | 1.34 | (0.56) | — | (0.56) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.25 | 0.35 | 0.19 | 0.54 | (0.38) | — | (0.38) |
| Year ended 3-31-2018 | 15.00 | 0.66 | 0.16 | 0.82 | (0.57) | — | (0.57) |
| Year ended 3-31-2017 | 14.02 | 0.58 | 0.97 | 1.55 | (0.57) | — | (0.57) |
| Year ended 3-31-2016 | 15.48 | 0.63 | (1.49) | (0.86) | (0.60) | — | (0.60) |
| Year ended 3-31-2015 | 15.64 | 0.67 | (0.21) | 0.46 | (0.62) | — | (0.62) |
| Year ended 3-31-2014 | 14.85 | 0.71 | 0.70 | 1.41 | (0.62) | — | (0.62) |

\*  *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *Annualized.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $15.34 | 3.50% | $ 182 | 1.26%[4] | 4.57%[4] | —% | —% | 5% |
| Year ended 3-31-2018 | 15.18 | 5.45 | 200 | 1.25 | 3.92 | — | — | 42 |
| Year ended 3-31-2017 | 14.93 | 11.19 | 212 | 1.28 | 4.50 | — | — | 70 |
| Year ended 3-31-2016 | 13.96 | -5.74 | 623 | 1.28 | 4.09 | — | — | 53 |
| Year ended 3-31-2015 | 15.42 | 2.87 | 653 | 1.29 | 4.00 | — | — | 69 |
| Year ended 3-31-2014 | 15.58 | 9.60 | 494 | 1.35 | 4.52 | 1.35 | 4.52 | 92 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.03 | 3.09 | 2 | 2.16[4] | 3.67[4] | — | — | 5 |
| Year ended 3-31-2018 | 14.88 | 4.46 | 2 | 2.12 | 3.14 | — | — | 42 |
| Year ended 3-31-2017 | 14.66 | 10.23 | 4 | 2.15 | 3.17 | — | — | 70 |
| Year ended 3-31-2016 | 13.72 | -6.51 | 4 | 2.17 | 3.24 | — | — | 53 |
| Year ended 3-31-2015 | 15.15 | 1.95 | 5 | 2.18 | 3.12 | — | — | 69 |
| Year ended 3-31-2014 | 15.32 | 8.53 | 6 | 2.27 | 3.54 | — | — | 92 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.13 | 3.23 | 25 | 1.88[4] | 3.96[4] | — | — | 5 |
| Year ended 3-31-2018 | 14.99 | 4.70 | 30 | 1.89 | 3.33 | — | — | 42 |
| Year ended 3-31-2017 | 14.75 | 10.50 | 48 | 1.90 | 3.41 | — | — | 70 |
| Year ended 3-31-2016 | 13.80 | -6.26 | 52 | 1.90 | 3.45 | — | — | 53 |
| Year ended 3-31-2015 | 15.24 | 2.18 | 50 | 1.91 | 3.34 | — | — | 69 |
| Year ended 3-31-2014 | 15.41 | 8.86 | 28 | 1.99 | 3.82 | 1.99 | 3.82 | 92 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.34 | 3.54 | 3 | 1.31[4] | 4.51[4] | 1.47[4] | 4.35[4] | 5 |
| Year ended 3-31-2018 | 15.18 | 5.32 | 3 | 1.31 | 3.77 | 1.46 | 3.62 | 42 |
| Year ended 3-31-2017 | 14.94 | 11.13 | 3 | 1.33 | 3.86 | 1.56 | 3.63 | 70 |
| Year ended 3-31-2016 | 13.97 | -5.73 | 3 | 1.33 | 4.03 | 1.60 | 3.76 | 53 |
| Year ended 3-31-2015 | 15.42 | 2.82 | 3 | 1.33 | 3.97 | 1.61 | 3.69 | 69 |
| Year ended 3-31-2014 | 15.58 | 9.56 | 3 | 1.33 | 4.51 | 1.70 | 4.14 | 92 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.47 | 3.69 | 327 | 0.96[4] | 4.87[4] | — | — | 5 |
| Year ended 3-31-2018 | 15.31 | 5.74% | 368 | 0.94 | 4.23 | — | — | 42 |
| Year ended 3-31-2017 | 15.06 | 11.54 | 454 | 0.94 | 3.90 | — | — | 70 |
| Year ended 3-31-2016 | 14.08 | -5.35 | 62 | 0.92 | 4.39 | — | — | 53 |
| Year ended 3-31-2015 | 15.54 | 3.22 | 48 | 0.92 | 4.28 | — | — | 69 |
| Year ended 3-31-2014 | 15.70 | 10.07 | 39 | 0.93 | 4.90 | 0.94 | 4.89 | 92 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.48 | 3.77 | 11 | 0.79[4] | 5.11[4] | — | — | 5 |
| Year ended 3-31-2018 | 15.32 | 5.91 | 34 | 0.78 | 4.01 | — | — | 42 |
| Year ended 3-31-2017 | 15.07 | 11.70 | 2 | 0.78 | 4.48 | — | — | 70 |
| Year ended 3-31-2016 | 14.09 | -5.21 | 2 | 0.78 | 4.58 | — | — | 53 |
| Year ended 3-31-2015[6] | 15.55 | 0.36 | 2 | 0.78[4] | 4.40[4] | — | — | 69[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.33 | 3.41 | —* | 1.55[4] | 4.28[4] | — | — | 5 |
| Year ended 3-31-2018 | 15.17 | 5.10 | —* | 1.53 | 3.61 | — | — | 42 |
| Year ended 3-31-2017 | 14.93 | 10.92 | —* | 1.52 | 3.62 | — | — | 70 |
| Year ended 3-31-2016 | 13.96 | -5.90 | —* | 1.52 | 3.87 | — | — | 53 |
| Year ended 3-31-2015 | 15.41 | 2.64 | —* | 1.51 | 3.80 | — | — | 69 |
| Year ended 3-31-2014 | 15.57 | 9.32 | —* | 1.55 | 4.28 | — | — | 92 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.41 | 3.59 | 1 | 1.19[4][8] | 4.58[4] | 1.22[4] | 4.55[4] | 5 |
| Year ended 3-31-2018 | 15.25 | 5.52 | 1 | 1.17 | 4.31 | 1.18 | 4.30 | 42 |
| Year ended 3-31-2017 | 15.00 | 11.33 | 3 | 1.17 | 4.02 | 1.18 | 4.01 | 70 |
| Year ended 3-31-2016 | 14.02 | -5.61 | 2 | 1.17 | 4.28 | 1.18 | 4.27 | 53 |
| Year ended 3-31-2015 | 15.48 | 2.97 | 3 | 1.17 | 4.29 | 1.18 | 4.28 | 69 |
| Year ended 3-31-2014 | 15.64 | 9.77 | 7 | 1.17 | 4.68 | 1.19 | 4.66 | 92 |

*(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

*(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

*(8) Expense ratio based on the period excluding reorganization expense was 1.17%.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT MONEY MARKET FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | $1.00 | $ 0.01 | $0.00* | $ 0.01 | $(0.01) | $— | $(0.01) |
| Year ended 3-31-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class E Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.01 | 0.00* | 0.01 | (0.01) | — | (0.01) |
| Year ended 3-31-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |
| Year ended 3-31-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 3-31-2014 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class N Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.01 | 0.00* | 0.01 | (0.01) | — | (0.01) |
| Year ended 3-31-2018[6] | 1.00 | 0.00* | 0.00* | 0.00* | —* | —* | —* |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | $1.00 | 0.58% | $124 | 0.82%[4] | 1.15%[4] | —% | —% |
| Year ended 3-31-2018 | 1.00 | 0.56 | 135 | 0.66 | 0.55 | — | — |
| Year ended 3-31-2017 | 1.00 | 0.03 | 184 | 0.60 | 0.03 | 0.63 | — |
| Year ended 3-31-2016 | 1.00 | 0.02 | 167 | 0.30 | 0.02 | 0.61 | -0.29 |
| Year ended 3-31-2015 | 1.00 | 0.02 | 119 | 0.17 | 0.02 | 0.68 | -0.49 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 137 | 0.20 | 0.02 | 0.69 | -0.47 |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.12 | 2 | 1.73[4] | 0.23[4] | — | — |
| Year ended 3-31-2018 | 1.00 | 0.01 | 3 | 1.16 | 0.01 | 1.67 | -0.50 |
| Year ended 3-31-2017 | 1.00 | 0.01 | 5 | 0.61 | 0.02 | 1.71 | -1.08 |
| Year ended 3-31-2016 | 1.00 | 0.02 | 6 | 0.30 | 0.02 | 1.65 | -1.33 |
| Year ended 3-31-2015 | 1.00 | 0.02 | 4 | 0.17 | 0.02 | 1.73 | -1.54 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 7 | 0.20 | 0.02 | 1.74 | -1.52 |
| **Class C Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.18 | 14 | 1.61[4] | 0.35[4] | — | — |
| Year ended 3-31-2018 | 1.00 | 0.02 | 22 | 1.18 | 0.02 | 1.61 | -0.41 |
| Year ended 3-31-2017 | 1.00 | 0.01 | 29 | 0.61 | 0.02 | 1.61 | -0.98 |
| Year ended 3-31-2016 | 1.00 | 0.02 | 44 | 0.30 | 0.02 | 1.57 | -1.25 |
| Year ended 3-31-2015 | 1.00 | 0.02 | 32 | 0.17 | 0.02 | 1.62 | -1.43 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 34 | 0.20 | 0.02 | 1.63 | -1.41 |
| **Class E Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.64 | 6 | 0.70[4] | 1.28[4] | 0.76[4] | 1.22[4] |
| Year ended 3-31-2018 | 1.00 | 0.51 | 6 | 0.71 | 0.49 | — | — |
| Year ended 3-31-2017 | 1.00 | 0.01 | 6 | 0.61 | 0.02 | 0.70 | -0.07 |
| Year ended 3-31-2016 | 1.00 | 0.02 | 7 | 0.29 | 0.02 | 0.68 | -0.37 |
| Year ended 3-31-2015 | 1.00 | 0.02 | 6 | 0.17 | 0.02 | 0.74 | -0.55 |
| Year ended 3-31-2014 | 1.00 | 0.02 | 6 | 0.20 | 0.02 | 0.73 | -0.51 |
| **Class N Shares** | | | | | | | |
| Six-month period ended | | | | | | | |
| 9-30-2018 (unaudited) | 1.00 | 0.73 | 8 | 0.52[4] | 1.46[4] | — | — |
| Year ended 3-31-2018[6] | 1.00 | 0.65 | 8 | 0.40[4] | 1.03[4] | — | — |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $7.49 | $0.25 | $(0.02) | $ 0.23 | $(0.25) | $ — | $(0.25) |
| Year ended 3-31-2018 | 7.60 | 0.53 | (0.12) | 0.41 | (0.52) | — | (0.52) |
| Year ended 3-31-2017 | 6.91 | 0.55 | 0.68 | 1.23 | (0.54) | — | (0.54) |
| Year ended 3-31-2016 | 8.09 | 0.58 | (1.19) | (0.61) | (0.57) | — | (0.57) |
| Year ended 3-31-2015 | 8.75 | 0.57 | (0.52) | 0.05 | (0.57) | (0.14) | (0.71) |
| Year ended 3-31-2014 | 8.72 | 0.58 | 0.18 | 0.76 | (0.60) | (0.13) | (0.73) |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.22 | (0.02) | 0.20 | (0.22) | — | (0.22) |
| Year ended 3-31-2018 | 7.60 | 0.45 | (0.10) | 0.35 | (0.46) | — | (0.46) |
| Year ended 3-31-2017 | 6.91 | 0.49 | 0.68 | 1.17 | (0.48) | — | (0.48) |
| Year ended 3-31-2016 | 8.09 | 0.53 | (1.19) | (0.66) | (0.52) | — | (0.52) |
| Year ended 3-31-2015 | 8.75 | 0.51 | (0.52) | (0.01) | (0.51) | (0.14) | (0.65) |
| Year ended 3-31-2014 | 8.72 | 0.52 | 0.17 | 0.69 | (0.53) | (0.13) | (0.66) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.22 | (0.02) | 0.20 | (0.22) | — | (0.22) |
| Year ended 3-31-2018 | 7.60 | 0.45 | (0.09) | 0.36 | (0.47) | — | (0.47) |
| Year ended 3-31-2017 | 6.91 | 0.50 | 0.68 | 1.18 | (0.49) | — | (0.49) |
| Year ended 3-31-2016 | 8.09 | 0.53 | (1.19) | (0.66) | (0.52) | — | (0.52) |
| Year ended 3-31-2015 | 8.75 | 0.51 | (0.52) | (0.01) | (0.51) | (0.14) | (0.65) |
| Year ended 3-31-2014 | 8.72 | 0.52 | 0.18 | 0.70 | (0.54) | (0.13) | (0.67) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.24 | (0.02) | 0.22 | (0.24) | — | (0.24) |
| Year ended 3-31-2018 | 7.60 | 0.48 | (0.09) | 0.39 | (0.50) | — | (0.50) |
| Year ended 3-31-2017 | 6.91 | 0.53 | 0.68 | 1.21 | (0.52) | — | (0.52) |
| Year ended 3-31-2016 | 8.09 | 0.56 | (1.19) | (0.63) | (0.55) | — | (0.55) |
| Year ended 3-31-2015 | 8.75 | 0.54 | (0.51) | 0.03 | (0.55) | (0.14) | (0.69) |
| Year ended 3-31-2014 | 8.72 | 0.55 | 0.17 | 0.72 | (0.56) | (0.13) | (0.69) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.26 | (0.02) | 0.24 | (0.26) | — | (0.26) |
| Year ended 3-31-2018 | 7.60 | 0.53 | (0.10) | 0.43 | (0.54) | — | (0.54) |
| Year ended 3-31-2017 | 6.91 | 0.56 | 0.69 | 1.25 | (0.56) | — | (0.56) |
| Year ended 3-31-2016 | 8.09 | 0.60 | (1.19) | (0.59) | (0.59) | — | (0.59) |
| Year ended 3-31-2015 | 8.75 | 0.59 | (0.52) | 0.07 | (0.59) | (0.14) | (0.73) |
| Year ended 3-31-2014 | 8.72 | 0.60 | 0.18 | 0.78 | (0.62) | (0.13) | (0.75) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.26 | (0.02) | 0.24 | (0.26) | — | (0.26) |
| Year ended 3-31-2018 | 7.60 | 0.53 | (0.09) | 0.44 | (0.55) | — | (0.55) |
| Year ended 3-31-2017 | 6.91 | 0.59 | 0.67 | 1.26 | (0.57) | — | (0.57) |
| Year ended 3-31-2016 | 8.09 | 0.60 | (1.18) | (0.58) | (0.60) | — | (0.60) |
| Year ended 3-31-2015[6] | 8.63 | 0.40 | (0.40) | 0.00* | (0.40) | (0.14) | (0.54) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.23 | (0.02) | 0.21 | (0.23) | — | (0.23) |
| Year ended 3-31-2018 | 7.60 | 0.48 | (0.10) | 0.38 | (0.49) | — | (0.49) |
| Year ended 3-31-2017 | 6.91 | 0.52 | 0.68 | 1.20 | (0.51) | — | (0.51) |
| Year ended 3-31-2016 | 8.09 | 0.55 | (1.19) | (0.64) | (0.54) | — | (0.54) |
| Year ended 3-31-2015 | 8.75 | 0.54 | (0.52) | 0.02 | (0.54) | (0.14) | (0.68) |
| Year ended 3-31-2014 | 8.72 | 0.52 | 0.21 | 0.73 | (0.57) | (0.13) | (0.70) |
| **Class T Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.25 | (0.02) | 0.23 | (0.25) | — | (0.25) |
| Year ended 3-31-2018[7] | 7.62 | 0.35 | (0.10) | 0.25 | (0.38) | — | (0.38) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.49 | 0.25 | (0.02) | 0.23 | (0.25) | — | (0.25) |
| Year ended 3-31-2018 | 7.60 | 0.50 | (0.09) | 0.41 | (0.52) | — | (0.52) |
| Year ended 3-31-2017 | 6.91 | 0.55 | 0.68 | 1.23 | (0.54) | — | (0.54) |
| Year ended 3-31-2016 | 8.09 | 0.58 | (1.19) | (0.61) | (0.57) | — | (0.57) |
| Year ended 3-31-2015 | 8.75 | 0.57 | (0.52) | 0.05 | (0.57) | (0.14) | (0.71) |
| Year ended 3-31-2014 | 8.72 | 0.58 | 0.18 | 0.76 | (0.60) | (0.13) | (0.73) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 7.47 | 3.06% | $ 2,110 | 0.95%[4] | 6.58%[4] | —% | —% | 23% |
| Year ended 3-31-2018 | 7.49 | 5.54 | 2,221 | 0.95 | 7.02 | — | — | 39 |
| Year ended 3-31-2017 | 7.60 | 18.34 | 1,250 | 0.97 | 7.51 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -7.75 | 1,865 | 0.96 | 7.71 | — | — | 29 |
| Year ended 3-31-2015 | 8.09 | 0.62 | 2,920 | 0.94 | 6.70 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 9.09 | 4,151 | 0.93 | 6.68 | — | — | 75 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 2.68 | 52 | 1.71[4] | 5.82[4] | 1.72[4] | 5.81[4] | 23 |
| Year ended 3-31-2018 | 7.49 | 4.72 | 62 | 1.71 | 5.90 | — | — | 39 |
| Year ended 3-31-2017 | 7.60 | 17.46 | 79 | 1.72 | 6.72 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -8.43 | 84 | 1.70 | 6.98 | — | — | 29 |
| Year ended 3-31-2015 | 8.09 | -0.13 | 133 | 1.67 | 5.98 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.28 | 165 | 1.68 | 5.96 | — | — | 75 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 2.72 | 773 | 1.66[4] | 5.88[4] | 1.66[4] | 5.88[4] | 23 |
| Year ended 3-31-2018 | 7.49 | 4.77 | 817 | 1.66 | 5.94 | — | — | 39 |
| Year ended 3-31-2017 | 7.60 | 17.51 | 970 | 1.67 | 6.77 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -8.40 | 1,025 | 1.66 | 7.02 | — | — | 29 |
| Year ended 3-31-2015 | 8.09 | -0.07 | 1,618 | 1.64 | 6.02 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.32 | 1,919 | 1.64 | 5.98 | — | — | 75 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 3.00 | 9 | 1.10[4] | 6.43[4] | 1.24[4] | 6.29[4] | 23 |
| Year ended 3-31-2018 | 7.49 | 5.28 | 10 | 1.13 | 6.38 | 1.21 | 6.30 | 39 |
| Year ended 3-31-2017 | 7.60 | 18.08 | 10 | 1.19 | 7.22 | 1.28 | 7.13 | 35 |
| Year ended 3-31-2016 | 6.91 | -8.01 | 8 | 1.23 | 7.47 | 1.30 | 7.40 | 29 |
| Year ended 3-31-2015 | 8.09 | 0.30 | 10 | 1.26 | 6.42 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.69 | 10 | 1.27 | 6.34 | — | — | 75 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 3.20 | 2,194 | 0.72[4] | 6.81[4] | — | — | 23 |
| Year ended 3-31-2018 | 7.49 | 5.77 | 2,156 | 0.72 | 6.99 | — | — | 39 |
| Year ended 3-31-2017 | 7.60 | 18.64 | 1,737 | 0.71 | 7.69 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -7.52 | 1,266 | 0.70 | 7.94 | — | — | 29 |
| Year ended 3-31-2015 | 8.09 | 0.88 | 2,523 | 0.69 | 6.91 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 9.36 | 4,075 | 0.69 | 6.90 | — | — | 75 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 3.29 | 89 | 0.56[4] | 6.98[4] | — | — | 23 |
| Year ended 3-31-2018 | 7.49 | 5.93 | 45 | 0.57 | 7.02 | — | — | 39 |
| Year ended 3-31-2017 | 7.60 | 18.83 | 34 | 0.56 | 8.04 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -7.35 | 55 | 0.56 | 8.36 | — | — | 29 |
| Year ended 3-31-2015[6] | 8.09 | 0.13 | 13 | 0.54[4] | 7.47[4] | — | — | 44[8] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 2.90 | 65 | 1.31[4] | 6.23[4] | — | — | 23 |
| Year ended 3-31-2018 | 7.49 | 5.15 | 65 | 1.30 | 6.26 | — | — | 39 |
| Year ended 3-31-2017 | 7.60 | 17.94 | 70 | 1.31 | 7.05 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -8.07 | 62 | 1.30 | 7.44 | — | — | 29 |
| Year ended 3-31-2015 | 8.09 | 0.31 | 58 | 1.29 | 6.45 | — | — | 44 |
| Year ended 3-31-2014 | 8.75 | 8.71 | 30 | 1.28 | 6.00 | — | — | 75 |
| **Class T Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 3.14 | —* | 0.82[4] | 6.71[4] | — | — | 23 |
| Year ended 3-31-2018[7] | 7.49 | 3.29 | —* | 0.82[4] | 6.35[4] | — | — | 39[9] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 7.47 | 3.08 | 310 | 0.95[4] | 6.58[4] | 0.96[4] | 6.57[4] | 23 |
| Year ended 3-31-2018 | 7.49 | 5.53 | 329 | 0.95 | 6.63 | 0.96 | 6.62 | 39 |
| Year ended 3-31-2017 | 7.60 | 18.33 | 396 | 0.96 | 7.46 | — | — | 35 |
| Year ended 3-31-2016 | 6.91 | -7.76 | 406 | 0.95 | 7.69 | 0.95 | 7.69 | 29 |
| Year ended 3-31-2015 | 8.09 | 0.64 | 740 | 0.94 | 6.69 | 0.95 | 6.68 | 44 |
| Year ended 3-31-2014 | 8.75 | 9.09 | 1,129 | 0.93 | 6.67 | 0.94 | 6.66 | 75 |

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

### IVY INTERNATIONAL CORE EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 19.98 | $0.24 | $ (0.61) | $(0.37) | $ — | $ — | $ — |
| Year ended 3-31-2018 | 17.97 | 0.25 | 1.96 | 2.21 | (0.20) | — | (0.20) |
| Year ended 3-31-2017 | 15.97 | 0.30 | 1.96 | 2.26 | (0.26) | — | (0.26) |
| Year ended 3-31-2016 | 17.88 | 0.20 | (1.97) | (1.77) | (0.14) | — | (0.14) |
| Year ended 3-31-2015 | 19.04 | 0.19 | 0.67 | 0.86 | (0.23) | (1.79) | (2.02) |
| Year ended 3-31-2014 | 15.98 | 0.18 | 3.24 | 3.42 | (0.35) | (0.01) | (0.36) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.72 | 0.14 | (0.54) | (0.40) | — | — | — |
| Year ended 3-31-2018 | 15.98 | 0.09 | 1.73 | 1.82 | (0.08) | — | (0.08) |
| Year ended 3-31-2017 | 14.24 | 0.07 | 1.80 | 1.87 | (0.13) | — | (0.13) |
| Year ended 3-31-2016 | 15.97 | 0.05 | (1.76) | (1.71) | (0.02) | — | (0.02) |
| Year ended 3-31-2015 | 17.23 | 0.03 | 0.59 | 0.62 | (0.09) | (1.79) | (1.88) |
| Year ended 3-31-2014 | 14.49 | 0.04 | 2.93 | 2.97 | (0.22) | (0.01) | (0.23) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.77 | 0.16 | (0.54) | (0.38) | — | — | — |
| Year ended 3-31-2018 | 16.02 | 0.11 | 1.74 | 1.85 | (0.10) | — | (0.10) |
| Year ended 3-31-2017 | 14.27 | 0.11 | 1.81 | 1.92 | (0.17) | — | (0.17) |
| Year ended 3-31-2016 | 16.00 | 0.06 | (1.75) | (1.69) | (0.04) | — | (0.04) |
| Year ended 3-31-2015 | 17.25 | 0.05 | 0.61 | 0.66 | (0.12) | (1.79) | (1.91) |
| Year ended 3-31-2014 | 14.51 | 0.07 | 2.93 | 3.00 | (0.25) | (0.01) | (0.26) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.11 | 0.23 | (0.60) | (0.37) | — | — | — |
| Year ended 3-31-2018 | 18.09 | 0.24 | 1.98 | 2.22 | (0.20) | — | (0.20) |
| Year ended 3-31-2017 | 16.08 | 0.22 | 2.04 | 2.26 | (0.25) | — | (0.25) |
| Year ended 3-31-2016 | 17.99 | 0.17 | (1.97) | (1.80) | (0.11) | — | (0.11) |
| Year ended 3-31-2015 | 19.14 | 0.16 | 0.68 | 0.84 | (0.20) | (1.79) | (1.99) |
| Year ended 3-31-2014 | 16.07 | 0.16 | 3.25 | 3.41 | (0.33) | (0.01) | (0.34) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.10 | 0.27 | (0.60) | (0.33) | — | — | — |
| Year ended 3-31-2018 | 18.07 | 0.31 | 1.98 | 2.29 | (0.26) | — | (0.26) |
| Year ended 3-31-2017 | 16.07 | 0.26 | 2.06 | 2.32 | (0.32) | — | (0.32) |
| Year ended 3-31-2016 | 17.99 | 0.24 | (1.97) | (1.73) | (0.19) | — | (0.19) |
| Year ended 3-31-2015 | 19.15 | 0.25 | 0.68 | 0.93 | (0.30) | (1.79) | (2.09) |
| Year ended 3-31-2014 | 16.07 | 0.25 | 3.25 | 3.50 | (0.41) | (0.01) | (0.42) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.16 | 0.29 | (0.61) | (0.32) | — | — | — |
| Year ended 3-31-2018 | 18.13 | 0.30 | 2.02 | 2.32 | (0.29) | — | (0.29) |
| Year ended 3-31-2017 | 16.11 | 0.29 | 2.07 | 2.36 | (0.34) | — | (0.34) |
| Year ended 3-31-2016 | 18.04 | 0.23 | (1.94) | (1.71) | (0.22) | — | (0.22) |
| Year ended 3-31-2015[6] | 20.09 | 0.13 | (0.12) | 0.01 | (0.27) | (1.79) | (2.06) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.97 | 0.21 | (0.61) | (0.40) | — | — | — |
| Year ended 3-31-2018 | 17.96 | 0.17 | 1.99 | 2.16 | (0.15) | — | (0.15) |
| Year ended 3-31-2017 | 15.97 | 0.17 | 2.04 | 2.21 | (0.22) | — | (0.22) |
| Year ended 3-31-2016 | 17.87 | 0.13 | (1.94) | (1.81) | (0.09) | — | (0.09) |
| Year ended 3-31-2015 | 19.03 | 0.10 | 0.71 | 0.81 | (0.18) | (1.79) | (1.97) |
| Year ended 3-31-2014 | 15.98 | 0.11 | 3.26 | 3.37 | (0.31) | (0.01) | (0.32) |
| **Class T Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.01 | 0.26 | (0.61) | (0.35) | — | — | — |
| Year ended 3-31-2018[7] | 18.96 | 0.13 | 1.12 | 1.25 | (0.20) | — | (0.20) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.12 | 0.25 | (0.62) | (0.37) | — | — | — |
| Year ended 3-31-2018 | 18.09 | 0.26 | 1.98 | 2.24 | (0.21) | — | (0.21) |
| Year ended 3-31-2017 | 16.08 | 0.26 | 2.02 | 2.28 | (0.27) | — | (0.27) |
| Year ended 3-31-2016 | 18.00 | 0.21 | (1.98) | (1.77) | (0.15) | — | (0.15) |
| Year ended 3-31-2015 | 19.16 | 0.18 | 0.70 | 0.88 | (0.25) | (1.79) | (2.04) |
| Year ended 3-31-2014 | 16.08 | 0.21 | 3.25 | 3.46 | (0.37) | (0.01) | (0.38) |

\*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 19.61 | -1.85% | $ 598 | 1.25%[4] | 2.41%[4] | —% | —% | 26% |
| Year ended 3-31-2018 | 19.98 | 12.33 | 677 | 1.25 | 1.27 | — | — | 48 |
| Year ended 3-31-2017 | 17.97 | 14.31 | 564 | 1.29 | 1.78 | — | — | 80 |
| Year ended 3-31-2016 | 15.97 | -9.95 | 1,532 | 1.31 | 1.15 | — | — | 62 |
| Year ended 3-31-2015 | 17.88 | 4.98 | 1,383 | 1.35 | 0.99 | — | — | 87 |
| Year ended 3-31-2014 | 19.04 | 21.42 | 1,028 | 1.40 | 1.01 | — | — | 87 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.32 | -2.26 | 6 | 2.08[4] | 1.59[4] | — | — | 26 |
| Year ended 3-31-2018 | 17.72 | 11.39 | 7 | 2.11 | 0.50 | — | — | 48 |
| Year ended 3-31-2017 | 15.98 | 13.20 | 9 | 2.22 | 0.45 | — | — | 80 |
| Year ended 3-31-2016 | 14.24 | -10.70 | 10 | 2.20 | 0.31 | — | — | 62 |
| Year ended 3-31-2015 | 15.97 | 4.02 | 13 | 2.20 | 0.17 | — | — | 87 |
| Year ended 3-31-2014 | 17.23 | 20.47 | 13 | 2.22 | 0.26 | — | — | 87 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.39 | -2.14 | 212 | 1.89[4] | 1.76[4] | — | — | 26 |
| Year ended 3-31-2018 | 17.77 | 11.57 | 240 | 1.93 | 0.62 | — | — | 48 |
| Year ended 3-31-2017 | 16.02 | 13.51 | 220 | 1.97 | 0.72 | — | — | 80 |
| Year ended 3-31-2016 | 14.27 | -10.54 | 253 | 1.98 | 0.40 | — | — | 62 |
| Year ended 3-31-2015 | 16.00 | 4.25 | 168 | 2.02 | 0.32 | — | — | 87 |
| Year ended 3-31-2014 | 17.25 | 20.64 | 117 | 2.07 | 0.40 | — | — | 87 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.74 | -1.89 | 8 | 1.30[4] | 2.32[4] | 1.48[4] | 2.14[4] | 26 |
| Year ended 3-31-2018 | 20.11 | 12.31 | 8 | 1.28 | 1.22 | 1.51 | 0.99 | 48 |
| Year ended 3-31-2017 | 18.09 | 14.20 | 6 | 1.31 | 1.31 | 1.61 | 1.01 | 80 |
| Year ended 3-31-2016 | 16.08 | -10.05 | 5 | 1.45 | 1.01 | 1.69 | 0.77 | 62 |
| Year ended 3-31-2015 | 17.99 | 4.82 | 5 | 1.53 | 0.84 | 1.74 | 0.63 | 87 |
| Year ended 3-31-2014 | 19.14 | 21.32 | 4 | 1.53 | 0.90 | 1.85 | 0.58 | 87 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.77 | -1.64 | 3,997 | 0.89[4] | 2.73[4] | 0.94[4] | 2.68[4] | 26 |
| Year ended 3-31-2018 | 20.10 | 12.70 | 4,136 | 0.94 | 1.59 | — | — | 48 |
| Year ended 3-31-2017 | 18.07 | 14.58 | 3,168 | 0.97 | 1.52 | — | — | 80 |
| Year ended 3-31-2016 | 16.07 | -9.63 | 1,885 | 0.98 | 1.44 | — | — | 62 |
| Year ended 3-31-2015 | 17.99 | 5.32 | 1,347 | 1.02 | 1.30 | — | — | 87 |
| Year ended 3-31-2014 | 19.15 | 21.93 | 802 | 1.04 | 1.39 | — | — | 87 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.84 | -1.59 | 1,573 | 0.79[4] | 2.82[4] | 0.79[4] | 2.82[4] | 26 |
| Year ended 3-31-2018 | 20.16 | 12.82 | 1,597 | 0.79 | 1.49 | — | — | 48 |
| Year ended 3-31-2017 | 18.13 | 14.83 | 484 | 0.82 | 1.72 | — | — | 80 |
| Year ended 3-31-2016 | 16.11 | -9.52 | 289 | 0.83 | 1.40 | — | — | 62 |
| Year ended 3-31-2015[6] | 18.04 | 0.48 | 21 | 0.86[4] | 1.10[4] | — | — | 87[8] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.57 | -2.00 | 117 | 1.53[4] | 2.09[4] | — | — | 26 |
| Year ended 3-31-2018 | 19.97 | 12.04 | 117 | 1.53 | 0.85 | — | — | 48 |
| Year ended 3-31-2017 | 17.96 | 13.95 | 56 | 1.56 | 1.00 | — | — | 80 |
| Year ended 3-31-2016 | 15.97 | -10.15 | 36 | 1.58 | 0.80 | — | — | 62 |
| Year ended 3-31-2015 | 17.87 | 4.70 | 19 | 1.61 | 0.54 | — | — | 87 |
| Year ended 3-31-2014 | 19.03 | 21.19 | 5 | 1.64 | 0.61 | — | — | 87 |
| **Class T Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.66 | -1.70 | 2 | 1.04[4] | 1.91[4] | — | — | 26 |
| Year ended 3-31-2018[7] | 20.01 | 6.62 | —* | 1.02[4] | 0.86[4] | — | — | 48[9] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.75 | -1.79 | 426 | 1.19[4] | 2.48[4] | — | — | 26 |
| Year ended 3-31-2018 | 20.12 | 12.42 | 487 | 1.19 | 1.32 | — | — | 48 |
| Year ended 3-31-2017 | 18.09 | 14.34 | 416 | 1.24 | 1.56 | — | — | 80 |
| Year ended 3-31-2016 | 16.08 | -9.88 | 572 | 1.25 | 1.24 | — | — | 62 |
| Year ended 3-31-2015 | 18.00 | 5.04 | 526 | 1.27 | 0.95 | — | — | 87 |
| Year ended 3-31-2014 | 19.16 | 21.63 | 153 | 1.29 | 1.20 | — | — | 87 |

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $22.65 | $ (0.01) | $ 3.42 | $ 3.41 | $ — | $ — | $ — |
| Year ended 3-31-2018 | 19.17 | (0.01) | 4.46 | 4.45 | — | (0.97) | (0.97) |
| Year ended 3-31-2017 | 17.66 | 0.00* | 2.42 | 2.42 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 19.19 | (0.03) | (0.32) | (0.35) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 17.59 | (0.04) | 3.03 | 2.99 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 15.87 | 0.01 | 3.75 | 3.76 | — | (2.04) | (2.04) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.46 | (0.09) | 2.63 | 2.54 | — | — | — |
| Year ended 3-31-2018 | 15.09 | (0.16) | 3.50 | 3.34 | — | (0.97) | (0.97) |
| Year ended 3-31-2017 | 14.22 | (0.14) | 1.92 | 1.78 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 15.82 | (0.16) | (0.26) | (0.42) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 14.84 | (0.16) | 2.53 | 2.37 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 13.73 | (0.12) | 3.21 | 3.09 | — | (1.98) | (1.98) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.87 | (0.08) | 2.84 | 2.76 | — | — | — |
| Year ended 3-31-2018 | 16.22 | (0.15) | 3.77 | 3.62 | — | (0.97) | (0.97) |
| Year ended 3-31-2017 | 15.19 | (0.11) | 2.05 | 1.94 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 16.78 | (0.14) | (0.27) | (0.41) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 15.64 | (0.15) | 2.68 | 2.53 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 14.36 | (0.11) | 3.37 | 3.26 | — | (1.98) | (1.98) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.62 | (0.02) | 3.42 | 3.40 | — | — | — |
| Year ended 3-31-2018 | 19.15 | (0.02) | 4.46 | 4.44 | — | (0.97) | (0.97) |
| Year ended 3-31-2017 | 17.64 | 0.00* | 2.42 | 2.42 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 19.17 | (0.03) | (0.32) | (0.35) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 17.57 | (0.04) | 3.03 | 2.99 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 15.86 | 0.01 | 3.74 | 3.75 | — | (2.04) | (2.04) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.80 | 0.03 | 3.59 | 3.62 | — | — | — |
| Year ended 3-31-2018 | 20.08 | 0.04 | 4.69 | 4.73 | (0.04) | (0.97) | (1.01) |
| Year ended 3-31-2017 | 18.41 | 0.05 | 2.53 | 2.58 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 19.90 | 0.02 | (0.33) | (0.31) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 18.15 | 0.01 | 3.13 | 3.14 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 16.31 | 0.06 | 3.85 | 3.91 | (0.03) | (2.04) | (2.07) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.91 | 0.04 | 3.61 | 3.65 | — | — | — |
| Year ended 3-31-2018 | 20.18 | 0.07 | 4.72 | 4.79 | (0.09) | (0.97) | (1.06) |
| Year ended 3-31-2017 | 18.47 | 0.07 | 2.55 | 2.62 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 19.93 | 0.05 | (0.33) | (0.28) | — | (1.18) | (1.18) |
| Year ended 3-31-2015[6] | 18.91 | 0.02 | 2.39 | 2.41 | — | (1.39) | (1.39) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.79 | (0.05) | 3.29 | 3.24 | — | — | — |
| Year ended 3-31-2018 | 18.54 | (0.09) | 4.31 | 4.22 | — | (0.97) | (0.97) |
| Year ended 3-31-2017 | 17.16 | (0.06) | 2.35 | 2.29 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 18.74 | (0.09) | (0.31) | (0.40) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 17.25 | (0.09) | 2.97 | 2.88 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 15.62 | (0.04) | 3.67 | 3.63 | — | (2.00) | (2.00) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.24 | (0.01) | 3.51 | 3.50 | — | — | — |
| Year ended 3-31-2018 | 19.63 | 0.00* | 4.58 | 4.58 | — | (0.97) | (0.97) |
| Year ended 3-31-2017 | 18.04 | 0.00* | 2.50 | 2.50 | — | (0.91) | (0.91) |
| Year ended 3-31-2016 | 19.57 | (0.01) | (0.34) | (0.35) | — | (1.18) | (1.18) |
| Year ended 3-31-2015 | 17.89 | (0.02) | 3.09 | 3.07 | — | (1.39) | (1.39) |
| Year ended 3-31-2014 | 16.11 | 0.03 | 3.80 | 3.83 | (0.01) | (2.04) | (2.05) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $26.06 | 15.05% | $1,930 | 1.05%[4] | -0.07%[4] | —% | —% | 21% |
| Year ended 3-31-2018 | 22.65 | 23.45 | 1,778 | 1.13 | -0.05 | 1.13 | -0.05 | 37 |
| Year ended 3-31-2017 | 19.17 | 14.12 | 487 | 1.15 | 0.01 | 1.19 | -0.03 | 43 |
| Year ended 3-31-2016 | 17.66 | -2.08 | 1,197 | 1.15 | -0.15 | 1.16 | -0.16 | 38 |
| Year ended 3-31-2015 | 19.19 | 17.45 | 1,093 | 1.15 | -0.20 | 1.17 | -0.22 | 36 |
| Year ended 3-31-2014 | 17.59 | 24.21 | 1,090 | 1.15 | 0.07 | 1.19 | 0.03 | 50 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.00 | 14.55 | 10 | 1.97[4] | -0.99[4] | 1.97[4] | -0.99[4] | 21 |
| Year ended 3-31-2018 | 17.46 | 22.42 | 11 | 2.00 | -0.95 | — | — | 37 |
| Year ended 3-31-2017 | 15.09 | 13.01 | 10 | 2.08 | -0.94 | — | — | 43 |
| Year ended 3-31-2016 | 14.22 | -2.98 | 11 | 2.07 | -1.07 | — | — | 38 |
| Year ended 3-31-2015 | 15.82 | 16.49 | 12 | 2.01 | -1.06 | — | — | 36 |
| Year ended 3-31-2014 | 14.84 | 23.08 | 11 | 2.06 | -0.84 | — | — | 50 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.63 | 14.63 | 84 | 1.80[4] | -0.82[4] | 1.80[4] | -0.82[4] | 21 |
| Year ended 3-31-2018 | 18.87 | 22.59 | 84 | 1.86 | -0.82 | — | — | 37 |
| Year ended 3-31-2017 | 16.22 | 13.24 | 97 | 1.87 | -0.73 | — | — | 43 |
| Year ended 3-31-2016 | 15.19 | -2.74 | 107 | 1.86 | -0.85 | — | — | 38 |
| Year ended 3-31-2015 | 16.78 | 16.67 | 94 | 1.86 | -0.92 | — | — | 36 |
| Year ended 3-31-2014 | 15.64 | 23.17 | 78 | 1.90 | -0.68 | — | — | 50 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.02 | 15.03 | 20 | 1.15[4] | -0.17[4] | 1.19[4] | -0.21[4] | 21 |
| Year ended 3-31-2018 | 22.62 | 23.43 | 16 | 1.15 | -0.11 | 1.28 | -0.24 | 37 |
| Year ended 3-31-2017 | 19.15 | 14.14 | 13 | 1.15 | -0.01 | 1.36 | -0.22 | 43 |
| Year ended 3-31-2016 | 17.64 | -2.08 | 12 | 1.15 | -0.14 | 1.35 | -0.34 | 38 |
| Year ended 3-31-2015 | 19.17 | 17.47 | 9 | 1.15 | -0.21 | 1.39 | -0.45 | 36 |
| Year ended 3-31-2014 | 17.57 | 24.16 | 7 | 1.15 | 0.06 | 1.46 | -0.25 | 50 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.42 | 15.21 | 1,767 | 0.78[4] | 0.21[4] | 0.83[4] | 0.16[4] | 21 |
| Year ended 3-31-2018 | 23.80 | 23.80 | 1,580 | 0.88 | 0.18 | — | — | 37 |
| Year ended 3-31-2017 | 20.08 | 14.42 | 961 | 0.88 | 0.24 | 0.88 | 0.24 | 43 |
| Year ended 3-31-2016 | 18.41 | -1.79 | 272 | 0.88 | 0.11 | — | — | 38 |
| Year ended 3-31-2015 | 19.90 | 17.75 | 318 | 0.88 | 0.04 | — | — | 36 |
| Year ended 3-31-2014 | 18.15 | 24.52 | 118 | 0.88 | 0.34 | 0.88 | 0.34 | 50 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.56 | 15.27 | 115 | 0.66[4] | 0.33[4] | 0.67[4] | 0.32[4] | 21 |
| Year ended 3-31-2018 | 23.91 | 24.00 | 100 | 0.72 | 0.30 | — | — | 37 |
| Year ended 3-31-2017 | 20.18 | 14.59 | 1 | 0.72 | 0.39 | — | — | 43 |
| Year ended 3-31-2016 | 18.47 | -1.64 | 7 | 0.73 | 0.28 | — | — | 38 |
| Year ended 3-31-2015[6] | 19.93 | 13.18 | 6 | 0.72[4] | 0.17[4] | — | — | 36[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.03 | 14.82 | 22 | 1.41[4] | -0.43[4] | — | — | 21 |
| Year ended 3-31-2018 | 21.79 | 23.06 | 23 | 1.46 | -0.42 | — | — | 37 |
| Year ended 3-31-2017 | 18.54 | 13.77 | 21 | 1.47 | -0.33 | — | — | 43 |
| Year ended 3-31-2016 | 17.16 | -2.39 | 22 | 1.47 | -0.48 | — | — | 38 |
| Year ended 3-31-2015 | 18.74 | 17.16 | 26 | 1.47 | -0.52 | — | — | 36 |
| Year ended 3-31-2014 | 17.25 | 23.75 | 31 | 1.47 | -0.26 | — | — | 50 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.74 | 15.06 | 41 | 1.04[4] | -0.05[4] | 1.07[4] | -0.08[4] | 21 |
| Year ended 3-31-2018 | 23.24 | 23.57 | 37 | 1.05 | -0.01 | 1.11 | -0.07 | 37 |
| Year ended 3-31-2017 | 19.63 | 14.27 | 35 | 1.06 | 0.02 | 1.12 | -0.04 | 43 |
| Year ended 3-31-2016 | 18.04 | -2.03 | 125 | 1.06 | -0.07 | 1.11 | -0.12 | 38 |
| Year ended 3-31-2015 | 19.57 | 17.62 | 132 | 1.06 | -0.11 | 1.12 | -0.17 | 36 |
| Year ended 3-31-2014 | 17.89 | 24.30 | 131 | 1.06 | 0.16 | 1.13 | 0.09 | 50 |

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LIMITED-TERM BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.64 | $ 0.10 | $(0.04) | $ 0.06 | $ (0.10) | $ — | $ (0.10) |
| Year ended 3-31-2018 | 10.80 | 0.18 | (0.15) | 0.03 | (0.19) | — | (0.19) |
| Year ended 3-31-2017 | 10.87 | 0.17 | (0.06) | 0.11 | (0.18) | — | (0.18) |
| Year ended 3-31-2016 | 10.92 | 0.15 | (0.05) | 0.10 | (0.15) | — | (0.15) |
| Year ended 3-31-2015 | 10.90 | 0.15 | 0.02 | 0.17 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 11.20 | 0.14 | (0.23) | (0.09) | (0.15) | (0.06) | (0.21) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.05 | (0.03) | 0.02 | (0.06) | — | (0.06) |
| Year ended 3-31-2018 | 10.80 | 0.08 | (0.15) | (0.07) | (0.09) | — | (0.09) |
| Year ended 3-31-2017 | 10.87 | 0.08 | (0.07) | 0.01 | (0.08) | — | (0.08) |
| Year ended 3-31-2016 | 10.92 | 0.06 | (0.05) | 0.01 | (0.06) | — | (0.06) |
| Year ended 3-31-2015 | 10.90 | 0.06 | 0.02 | 0.08 | (0.06) | — | (0.06) |
| Year ended 3-31-2014 | 11.20 | 0.05 | (0.23) | (0.18) | (0.06) | (0.06) | (0.12) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.06 | (0.04) | 0.02 | (0.06) | — | (0.06) |
| Year ended 3-31-2018 | 10.80 | 0.10 | (0.15) | (0.05) | (0.11) | — | (0.11) |
| Year ended 3-31-2017 | 10.87 | 0.09 | (0.06) | 0.03 | (0.10) | — | (0.10) |
| Year ended 3-31-2016 | 10.92 | 0.07 | (0.05) | 0.02 | (0.07) | — | (0.07) |
| Year ended 3-31-2015 | 10.90 | 0.07 | 0.02 | 0.09 | (0.07) | — | (0.07) |
| Year ended 3-31-2014 | 11.20 | 0.06 | (0.23) | (0.17) | (0.07) | (0.06) | (0.13) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.10 | (0.04) | 0.06 | (0.10) | — | (0.10) |
| Year ended 3-31-2018 | 10.80 | 0.17 | (0.14) | 0.03 | (0.19) | — | (0.19) |
| Year ended 3-31-2017 | 10.87 | 0.16 | (0.06) | 0.10 | (0.17) | — | (0.17) |
| Year ended 3-31-2016 | 10.92 | 0.13 | (0.04) | 0.09 | (0.14) | — | (0.14) |
| Year ended 3-31-2015 | 10.90 | 0.13 | 0.03 | 0.16 | (0.14) | — | (0.14) |
| Year ended 3-31-2014 | 11.20 | 0.13 | (0.23) | (0.10) | (0.14) | (0.06) | (0.20) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.11 | (0.04) | 0.07 | (0.11) | — | (0.11) |
| Year ended 3-31-2018 | 10.80 | 0.21 | (0.16) | 0.05 | (0.21) | — | (0.21) |
| Year ended 3-31-2017 | 10.87 | 0.19 | (0.06) | 0.13 | (0.20) | — | (0.20) |
| Year ended 3-31-2016 | 10.92 | 0.17 | (0.04) | 0.13 | (0.18) | — | (0.18) |
| Year ended 3-31-2015 | 10.90 | 0.17 | 0.03 | 0.20 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 11.20 | 0.17 | (0.23) | (0.06) | (0.18) | (0.06) | (0.24) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.12 | (0.04) | 0.08 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 10.80 | 0.22 | (0.15) | 0.07 | (0.23) | — | (0.23) |
| Year ended 3-31-2017 | 10.87 | 0.21 | (0.06) | 0.15 | (0.22) | — | (0.22) |
| Year ended 3-31-2016 | 10.92 | 0.19 | (0.05) | 0.14 | (0.19) | — | (0.19) |
| Year ended 3-31-2015[6] | 10.91 | 0.13 | 0.01 | 0.14 | (0.13) | — | (0.13) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.08 | (0.04) | 0.04 | (0.08) | — | (0.08) |
| Year ended 3-31-2018 | 10.80 | 0.14 | (0.15) | (0.01) | (0.15) | — | (0.15) |
| Year ended 3-31-2017 | 10.87 | 0.13 | (0.06) | 0.07 | (0.14) | — | (0.14) |
| Year ended 3-31-2016 | 10.92 | 0.11 | (0.05) | 0.06 | (0.11) | — | (0.11) |
| Year ended 3-31-2015 | 10.90 | 0.11 | 0.03 | 0.14 | (0.12) | — | (0.12) |
| Year ended 3-31-2014 | 11.20 | 0.11 | (0.23) | (0.12) | (0.12) | (0.06) | (0.18) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.64 | 0.10 | (0.04) | 0.06 | (0.10) | — | (0.10) |
| Year ended 3-31-2018 | 10.80 | 0.18 | (0.15) | 0.03 | (0.19) | — | (0.19) |
| Year ended 3-31-2017 | 10.87 | 0.17 | (0.06) | 0.11 | (0.18) | — | (0.18) |
| Year ended 3-31-2016 | 10.92 | 0.15 | (0.05) | 0.10 | (0.15) | — | (0.15) |
| Year ended 3-31-2015 | 10.90 | 0.15 | 0.02 | 0.17 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 11.20 | 0.14 | (0.23) | (0.09) | (0.15) | (0.06) | (0.21) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.60 | 0.59% | $ 382 | 0.91%[4] | 1.87%[4] | —% | —% | 40% |
| Year ended 3-31-2018 | 10.64 | 0.25 | 431 | 0.89 | 1.69 | — | — | 24 |
| Year ended 3-31-2017 | 10.80 | 0.99 | 536 | 0.88 | 1.59 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 0.95 | 1,589 | 0.88 | 1.36 | — | — | 46 |
| Year ended 3-31-2015 | 10.92 | 1.60 | 1,504 | 0.88 | 1.36 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -0.74 | 1,446 | 0.89 | 1.31 | — | — | 39 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.16 | 4 | 1.76[4] | 1.02[4] | — | — | 40 |
| Year ended 3-31-2018 | 10.64 | -0.65 | 6 | 1.80 | 0.78 | — | — | 24 |
| Year ended 3-31-2017 | 10.80 | 0.12 | 10 | 1.74 | 0.71 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 0.12 | 14 | 1.71 | 0.54 | — | — | 46 |
| Year ended 3-31-2015 | 10.92 | 0.75 | 13 | 1.72 | 0.52 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -1.59 | 19 | 1.76 | 0.44 | — | — | 39 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.22 | 44 | 1.65[4] | 1.13[4] | — | — | 40 |
| Year ended 3-31-2018 | 10.64 | -0.51 | 55 | 1.66 | 0.92 | — | — | 24 |
| Year ended 3-31-2017 | 10.80 | 0.24 | 87 | 1.62 | 0.83 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 0.22 | 128 | 1.61 | 0.63 | — | — | 46 |
| Year ended 3-31-2015 | 10.92 | 0.83 | 117 | 1.64 | 0.60 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -1.47 | 131 | 1.63 | 0.56 | — | — | 39 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.56 | 4 | 0.97[4] | 1.81[4] | 1.04[4] | 1.74[4] | 40 |
| Year ended 3-31-2018 | 10.64 | 0.17 | 4 | 0.98 | 1.60 | 1.02 | 1.56 | 24 |
| Year ended 3-31-2017 | 10.80 | 0.89 | 5 | 0.98 | 1.46 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 0.83 | 4 | 1.00 | 1.24 | 1.03 | 1.21 | 46 |
| Year ended 3-31-2015 | 10.92 | 1.48 | 4 | 1.00 | 1.24 | 1.03 | 1.21 | 39 |
| Year ended 3-31-2014 | 10.90 | -0.85 | 3 | 1.00 | 1.20 | 1.02 | 1.18 | 39 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.71 | 697 | 0.68[4] | 2.11[4] | — | — | 40 |
| Year ended 3-31-2018 | 10.64 | 0.49 | 710 | 0.66 | 1.92 | — | — | 24 |
| Year ended 3-31-2017 | 10.80 | 1.23 | 871 | 0.64 | 1.79 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 1.20 | 56 | 0.64 | 1.60 | — | — | 46 |
| Year ended 3-31-2015 | 10.92 | 1.86 | 44 | 0.63 | 1.60 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -0.50 | 49 | 0.64 | 1.54 | — | — | 39 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.79 | 161 | 0.52[4] | 2.27[4] | — | — | 40 |
| Year ended 3-31-2018 | 10.64 | 0.64 | 85 | 0.50 | 2.08 | — | — | 24 |
| Year ended 3-31-2017 | 10.80 | 1.38 | 88 | 0.49 | 1.94 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 1.35 | 2 | 0.49 | 1.76 | — | — | 46 |
| Year ended 3-31-2015[6] | 10.92 | 1.31 | 3 | 0.48[4] | 1.75[4] | — | — | 39[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.42 | 1 | 1.26[4] | 1.52[4] | — | — | 40 |
| Year ended 3-31-2018 | 10.64 | -0.12 | 1 | 1.26 | 1.32 | — | — | 24 |
| Year ended 3-31-2017 | 10.80 | 0.62 | 1 | 1.24 | 1.21 | — | — | 65 |
| Year ended 3-31-2016 | 10.87 | 0.59 | 1 | 1.24 | 0.98 | — | — | 46 |
| Year ended 3-31-2015 | 10.92 | 1.24 | 1 | 1.23 | 1.00 | — | — | 39 |
| Year ended 3-31-2014 | 10.90 | -1.08 | —* | 1.24 | 0.96 | — | — | 39 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.60 | 0.59 | 10 | 0.91[4] | 1.86[4] | 0.92[4] | 1.85[4] | 40 |
| Year ended 3-31-2018 | 10.64 | 0.25 | 11 | 0.89 | 1.69 | 0.91 | 1.67 | 24 |
| Year ended 3-31-2017 | 10.80 | 0.99 | 16 | 0.88 | 1.57 | 0.89 | 1.56 | 65 |
| Year ended 3-31-2016 | 10.87 | 0.95 | 16 | 0.88 | 1.35 | 0.89 | 1.34 | 46 |
| Year ended 3-31-2015 | 10.92 | 1.59 | 21 | 0.88 | 1.35 | 0.89 | 1.34 | 39 |
| Year ended 3-31-2014 | 10.90 | -0.74 | 26 | 0.89 | 1.30 | 0.90 | 1.29 | 39 |

*(4) Annualized.*

*(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

*(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

### IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 11.87 | $ 0.00* | $ (0.31) | $ (0.31) | $ — | $ — | $ — |
| Year ended 3-31-2018 | 10.58 | 0.14 | 1.44 | 1.58 | (0.15) | (0.14) | (0.29) |
| Year ended 3-31-2017 | 9.46 | 0.08 | 1.14 | 1.22 | (0.10) | — | (0.10) |
| Year ended 3-31-2016 | 10.52 | 0.07 | (1.06) | (0.99) | (0.07) | — | (0.07) |
| Year ended 3-31-2015 | 10.15 | 0.14 | 0.37 | 0.51 | (0.14) | — | (0.14) |
| Year ended 3-31-2014 | 8.98 | 0.11 | 1.17 | 1.28 | (0.11) | — | (0.11) |
| **Class B Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.61 | (0.05) | (0.31) | (0.36) | — | — | — |
| Year ended 3-31-2018 | 10.35 | 0.03 | 1.44 | 1.47 | (0.07) | (0.14) | (0.21) |
| Year ended 3-31-2017 | 9.25 | 0.01 | 1.13 | 1.14 | (0.04) | — | (0.04) |
| Year ended 3-31-2016 | 10.33 | (0.02) | (1.06) | (1.08) | —* | — | —* |
| Year ended 3-31-2015 | 9.99 | 0.06 | 0.36 | 0.42 | (0.08) | — | (0.08) |
| Year ended 3-31-2014 | 8.85 | 0.03 | 1.17 | 1.20 | (0.06) | — | (0.06) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.64 | (0.04) | (0.31) | (0.35) | — | — | — |
| Year ended 3-31-2018 | 10.38 | 0.07 | 1.41 | 1.48 | (0.08) | (0.14) | (0.22) |
| Year ended 3-31-2017 | 9.28 | 0.02 | 1.13 | 1.15 | (0.05) | — | (0.05) |
| Year ended 3-31-2016 | 10.36 | 0.00* | (1.07) | (1.07) | (0.01) | — | (0.01) |
| Year ended 3-31-2015 | 10.02 | 0.07 | 0.36 | 0.43 | (0.09) | — | (0.09) |
| Year ended 3-31-2014 | 8.87 | 0.04 | 1.17 | 1.21 | (0.06) | — | (0.06) |
| **Class E Shares[7]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.89 | 0.01 | (0.32) | (0.31) | — | — | — |
| Year ended 3-31-2018 | 10.59 | 0.15 | 1.44 | 1.59 | (0.15) | (0.14) | (0.29) |
| Year ended 3-31-2017 | 9.47 | 0.11 | 1.12 | 1.23 | (0.11) | — | (0.11) |
| Year ended 3-31-2016 | 10.53 | 0.08 | (1.06) | (0.98) | (0.08) | — | (0.08) |
| Year ended 3-31-2015 | 10.16 | 0.15 | 0.37 | 0.52 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 8.99 | 0.12 | 1.17 | 1.29 | (0.12) | — | (0.12) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.93 | 0.02 | (0.31) | (0.29) | — | — | — |
| Year ended 3-31-2018 | 10.63 | 0.18 | 1.43 | 1.61 | (0.17) | (0.14) | (0.31) |
| Year ended 3-31-2017 | 9.50 | 0.16 | 1.10 | 1.26 | (0.13) | — | (0.13) |
| Year ended 3-31-2016 | 10.54 | 0.13 | (1.08) | (0.95) | (0.09) | — | (0.09) |
| Year ended 3-31-2015 | 10.17 | 0.19 | 0.35 | 0.54 | (0.17) | — | (0.17) |
| Year ended 3-31-2014 | 9.01 | 0.14 | 1.15 | 1.29 | (0.13) | — | (0.13) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.94 | 0.02 | (0.31) | (0.29) | — | — | — |
| Year ended 3-31-2018[5][8] | 11.17 | 0.17 | 0.90 | 1.07 | (0.16) | (0.14) | (0.30) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.83 | (0.01) | (0.30) | (0.31) | — | — | — |
| Year ended 3-31-2018 | 10.55 | 0.13 | 1.42 | 1.55 | (0.13) | (0.14) | (0.27) |
| Year ended 3-31-2017 | 9.44 | 0.09 | 1.11 | 1.20 | (0.09) | — | (0.09) |
| Year ended 3-31-2016 | 10.50 | 0.06 | (1.06) | (1.00) | (0.06) | — | (0.06) |
| Year ended 3-31-2015 | 10.13 | 0.13 | 0.37 | 0.50 | (0.13) | — | (0.13) |
| Year ended 3-31-2014 | 8.97 | 0.10 | 1.16 | 1.26 | (0.10) | — | (0.10) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.87 | 0.01 | (0.31) | (0.30) | — | — | — |
| Year ended 3-31-2018 | 10.58 | 0.15 | 1.43 | 1.58 | (0.15) | (0.14) | (0.29) |
| Year ended 3-31-2017 | 9.46 | 0.11 | 1.12 | 1.23 | (0.11) | — | (0.11) |
| Year ended 3-31-2016 | 10.51 | 0.07 | (1.04) | (0.97) | (0.08) | — | (0.08) |
| Year ended 3-31-2015 | 10.14 | 0.17 | 0.35 | 0.52 | (0.15) | — | (0.15) |
| Year ended 3-31-2014 | 8.97 | 0.13 | 1.16 | 1.29 | (0.12) | — | (0.12) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3] | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 11.56 | -2.61% | $ 77 | 0.49%[5] | 0.05%[5] | 0.50%[5] | 0.04%[5] | 34% |
| Year ended 3-31-2018 | 11.87 | 14.95 | 84 | 0.49 | 1.17 | 0.49 | 1.17 | 10 |
| Year ended 3-31-2017 | 10.58 | 13.00 | 73 | 0.49 | 0.88 | 0.52 | 0.85 | 24 |
| Year ended 3-31-2016 | 9.46 | -9.41 | 188 | 0.46 | 0.71 | — | — | 37 |
| Year ended 3-31-2015 | 10.52 | 5.17 | 228 | 0.48 | 1.36 | — | — | 4 |
| Year ended 3-31-2014 | 10.15 | 14.33 | 254 | 0.49 | 1.16 | — | — | 21 |
| **Class B Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.25 | -3.10 | —* | 1.40[5] | -0.88[5] | 1.59[5] | -1.07[5] | 34 |
| Year ended 3-31-2018 | 11.61 | 14.28 | 1 | 1.40 | 0.24 | 1.47 | 0.17 | 10 |
| Year ended 3-31-2017 | 10.35 | 12.39 | 1 | 1.40 | 0.12 | 1.47 | 0.05 | 24 |
| Year ended 3-31-2016 | 9.25 | -10.42 | 2 | 1.40 | -0.24 | 1.48 | -0.32 | 37 |
| Year ended 3-31-2015 | 10.33 | 4.28 | 2 | 1.36 | 0.60 | — | — | 4 |
| Year ended 3-31-2014 | 9.99 | 13.53 | 3 | 1.39 | 0.28 | — | — | 21 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.29 | -3.01 | 3 | 1.29[5] | -0.75[5] | — | — | 34 |
| Year ended 3-31-2018 | 11.64 | 14.34 | 3 | 1.28 | 0.57 | — | — | 10 |
| Year ended 3-31-2017 | 10.38 | 12.44 | 4 | 1.27 | 0.25 | — | — | 24 |
| Year ended 3-31-2016 | 9.28 | -10.30 | 5 | 1.27 | -0.04 | — | — | 37 |
| Year ended 3-31-2015 | 10.36 | 4.32 | 5 | 1.29 | 0.73 | — | — | 4 |
| Year ended 3-31-2014 | 10.02 | 13.57 | 6 | 1.26 | 0.43 | — | — | 21 |
| **Class E Shares[7]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.58 | -2.61 | 1 | 0.41[5] | 0.14[5] | — | — | 34 |
| Year ended 3-31-2018 | 11.89 | 15.11 | 1 | 0.39 | 1.30 | 0.40 | 1.29 | 10 |
| Year ended 3-31-2017 | 10.59 | 13.07 | —* | 0.39 | 1.16 | — | — | 24 |
| Year ended 3-31-2016 | 9.47 | -9.36 | —* | 0.39 | 0.79 | — | — | 37 |
| Year ended 3-31-2015 | 10.53 | 5.25 | —* | 0.39 | 1.49 | — | — | 4 |
| Year ended 3-31-2014 | 10.16 | 14.38 | —* | 0.40 | 1.24 | — | — | 21 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.64 | -2.43 | 116 | 0.16[5] | 0.37[5] | 0.18[5] | 0.35[5] | 34 |
| Year ended 3-31-2018 | 11.93 | 15.23 | 142 | 0.16 | 1.55 | 0.18 | 1.53 | 10 |
| Year ended 3-31-2017 | 10.63 | 13.32 | 109 | 0.16 | 1.56 | 0.16 | 1.56 | 24 |
| Year ended 3-31-2016 | 9.50 | -9.00 | 1 | 0.16 | 1.28 | — | — | 37 |
| Year ended 3-31-2015 | 10.54 | 5.41 | 1 | 0.16 | 1.82 | 0.18 | 1.80 | 4 |
| Year ended 3-31-2014 | 10.17 | 14.41 | 1 | 0.16 | 1.47 | — | — | 21 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.65 | -2.43 | —* | 0.16[5] | 0.38[5] | — | — | 34 |
| Year ended 3-31-2018[8] | 11.94 | 9.67 | —* | 0.15[5] | 1.89[5] | — | — | 10[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.52 | -2.62 | 1 | 0.66[5] | -0.12[5] | — | — | 34 |
| Year ended 3-31-2018 | 11.83 | 14.77 | 1 | 0.66 | 1.12 | — | — | 10 |
| Year ended 3-31-2017 | 10.55 | 12.78 | 1 | 0.66 | 0.94 | — | — | 24 |
| Year ended 3-31-2016 | 9.44 | -9.55 | 1 | 0.64 | 0.55 | — | — | 37 |
| Year ended 3-31-2015 | 10.50 | 5.07 | 1 | 0.63 | 1.26 | — | — | 4 |
| Year ended 3-31-2014 | 10.13 | 14.12 | 1 | 0.63 | 1.01 | — | — | 21 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.57 | -2.53 | 1 | 0.38[5] | 0.15[5] | 0.42[5] | 0.11[5] | 34 |
| Year ended 3-31-2018 | 11.87 | 15.03 | 1 | 0.38 | 1.30 | 0.40 | 1.28 | 10 |
| Year ended 3-31-2017 | 10.58 | 13.10 | 1 | 0.38 | 1.15 | 0.42 | 1.11 | 24 |
| Year ended 3-31-2016 | 9.46 | -9.28 | 1 | 0.38 | 0.68 | 0.40 | 0.66 | 37 |
| Year ended 3-31-2015 | 10.51 | 5.26 | 2 | 0.38 | 1.63 | 0.47 | 1.54 | 4 |
| Year ended 3-31-2014 | 10.14 | 14.42 | 2 | 0.40 | 1.33 | — | — | 21 |

(5) Annualized.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(7) Class share is closed to investment.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MICRO CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 26.19 | $ (0.19) | $ 7.49 | $ 7.30 | $— | $ — | $ — |
| Year ended 3-31-2018 | 23.67 | (0.32) | 2.84 | 2.52 | — | — | — |
| Year ended 3-31-2017 | 18.14 | (0.29) | 6.14 | 5.85 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 24.73 | (0.32) | (5.37) | (5.69) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 27.31 | (0.36) | (0.82) | (1.18) | — | (1.40) | (1.40) |
| Year ended 3-31-2014 | 20.45 | (0.36) | 8.65 | 8.29 | — | (1.43) | (1.43) |
| **Class B Shares[4]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.35 | (0.31) | 6.95 | 6.64 | — | — | — |
| Year ended 3-31-2018 | 22.21 | (0.51) | 2.65 | 2.14 | — | — | — |
| Year ended 3-31-2017 | 17.20 | (0.47) | 5.80 | 5.33 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 23.70 | (0.49) | (5.11) | (5.60) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 26.23 | (0.56) | (0.79) | (1.35) | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 19.86 | (0.57) | 8.36 | 7.79 | — | (1.42) | (1.42) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.79 | (0.29) | 7.08 | 6.79 | — | — | — |
| Year ended 3-31-2018 | 22.58 | (0.48) | 2.69 | 2.21 | — | — | — |
| Year ended 3-31-2017 | 17.45 | (0.45) | 5.90 | 5.45 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 24.00 | (0.47) | (5.18) | (5.65) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 26.56 | (0.53) | (0.80) | (1.33) | — | (1.23) | (1.23) |
| Year ended 3-31-2014 | 20.05 | (0.52) | 8.45 | 7.93 | — | (1.42) | (1.42) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.97 | (0.15) | 7.71 | 7.56 | — | — | — |
| Year ended 3-31-2018 | 24.28 | (0.23) | 2.92 | 2.69 | — | — | — |
| Year ended 3-31-2017 | 18.53 | (0.23) | 6.30 | 6.07 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 25.12 | (0.22) | (5.47) | (5.69) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 27.65 | (0.27) | (0.83) | (1.10) | — | (1.43) | (1.43) |
| Year ended 3-31-2014 | 20.65 | (0.26) | 8.75 | 8.49 | — | (1.49) | (1.49) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.18 | (0.12) | 7.77 | 7.65 | — | — | — |
| Year ended 3-31-2018 | 24.43 | (0.19) | 2.94 | 2.75 | — | — | — |
| Year ended 3-31-2017 | 18.61 | (0.18) | 6.32 | 6.14 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 25.19 | (0.19) | (5.49) | (5.68) | — | (0.90) | (0.90) |
| Year ended 3-31-2015[5] | 23.73 | (0.15) | 3.01 | 2.86 | — | (1.40) | (1.40) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.00 | (0.23) | 7.43 | 7.20 | — | — | — |
| Year ended 3-31-2018 | 23.55 | (0.36) | 2.81 | 2.45 | — | — | — |
| Year ended 3-31-2017 | 18.08 | (0.34) | 6.13 | 5.79 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 24.69 | (0.35) | (5.36) | (5.71) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 27.27 | (0.41) | (0.81) | (1.22) | — | (1.36) | (1.36) |
| Year ended 3-31-2014 | 20.45 | (0.40) | 8.64 | 8.24 | — | (1.42) | (1.42) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.12 | (0.18) | 7.76 | 7.58 | — | — | — |
| Year ended 3-31-2018 | 24.47 | (0.29) | 2.94 | 2.65 | — | — | — |
| Year ended 3-31-2017 | 18.72 | (0.27) | 6.34 | 6.07 | — | (0.32) | (0.32) |
| Year ended 3-31-2016 | 25.44 | (0.28) | (5.54) | (5.82) | — | (0.90) | (0.90) |
| Year ended 3-31-2015 | 28.02 | (0.33) | (0.84) | (1.17) | — | (1.41) | (1.41) |
| Year ended 3-31-2014 | 20.51 | (0.33) | 9.29 | 8.96 | — | (1.45) | (1.45) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Loss to Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $33.49 | 27.82% | $104 | 1.60%[3] | -1.22%[3] | 11% |
| Year ended 3-31-2018 | 26.19 | 10.69 | 77 | 1.63 | -1.27 | 26 |
| Year ended 3-31-2017 | 23.67 | 32.21 | 82 | 1.68 | -1.36 | 32 |
| Year ended 3-31-2016 | 18.14 | -23.51 | 130 | 1.69 | -1.42 | 84 |
| Year ended 3-31-2015 | 24.73 | -3.91 | 199 | 1.64 | -1.50 | 47 |
| Year ended 3-31-2014 | 27.31 | 41.32 | 213 | 1.64 | -1.45 | 67 |
| **Class B Shares[4]** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 30.99 | 27.27 | 2 | 2.53[3] | -2.15[3] | 11 |
| Year ended 3-31-2018 | 24.35 | 9.64 | 1 | 2.57 | -2.20 | 26 |
| Year ended 3-31-2017 | 22.21 | 30.94 | 2 | 2.60 | -2.28 | 32 |
| Year ended 3-31-2016 | 17.20 | -24.16 | 1 | 2.57 | -2.29 | 84 |
| Year ended 3-31-2015 | 23.70 | -4.80 | 2 | 2.54 | -2.40 | 47 |
| Year ended 3-31-2014 | 26.23 | 39.96 | 3 | 2.59 | -2.40 | 67 |
| **Class C Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 31.58 | 27.39 | 8 | 2.35[3] | -1.97[3] | 11 |
| Year ended 3-31-2018 | 24.79 | 9.79 | 6 | 2.40 | -2.04 | 26 |
| Year ended 3-31-2017 | 22.58 | 31.19 | 7 | 2.45 | -2.14 | 32 |
| Year ended 3-31-2016 | 17.45 | -24.06 | 7 | 2.42 | -2.15 | 84 |
| Year ended 3-31-2015 | 24.00 | -4.63 | 10 | 2.39 | -2.25 | 47 |
| Year ended 3-31-2014 | 26.56 | 40.28 | 14 | 2.35 | -2.15 | 67 |
| **Class I Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 34.53 | 28.03 | 87 | 1.30[3] | -0.92[3] | 11 |
| Year ended 3-31-2018 | 26.97 | 11.08 | 68 | 1.27 | -0.91 | 26 |
| Year ended 3-31-2017 | 24.28 | 32.72 | 71 | 1.27 | -0.99 | 32 |
| Year ended 3-31-2016 | 18.53 | -23.14 | 10 | 1.25 | -0.96 | 84 |
| Year ended 3-31-2015 | 25.12 | -3.56 | 21 | 1.24 | -1.09 | 47 |
| Year ended 3-31-2014 | 27.65 | 41.90 | 34 | 1.23 | -1.01 | 67 |
| **Class N Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 34.83 | 28.15 | 5 | 1.13[3] | -0.74[3] | 11 |
| Year ended 3-31-2018 | 27.18 | 11.26 | 2 | 1.12 | -0.73 | 26 |
| Year ended 3-31-2017 | 24.43 | 32.96 | 2 | 1.09 | -0.79 | 32 |
| Year ended 3-31-2016 | 18.61 | -23.03 | 2 | 1.08 | -0.84 | 84 |
| Year ended 3-31-2015[5] | 25.19 | 12.53 | 2 | 1.08[3] | -0.94[3] | 47[6] |
| **Class R Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 33.20 | 27.68 | 1 | 1.86[3] | -1.48[3] | 11 |
| Year ended 3-31-2018 | 26.00 | 10.45 | —* | 1.84 | -1.46 | 26 |
| Year ended 3-31-2017 | 23.55 | 31.99 | 1 | 1.85 | -1.57 | 32 |
| Year ended 3-31-2016 | 18.08 | -23.63 | 1 | 1.84 | -1.58 | 84 |
| Year ended 3-31-2015 | 24.69 | -4.08 | 1 | 1.83 | -1.69 | 47 |
| Year ended 3-31-2014 | 27.27 | 41.09 | —* | 1.84 | -1.66 | 67 |
| **Class Y Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 34.70 | 27.90 | 1 | 1.51[3] | -1.13[3] | 11 |
| Year ended 3-31-2018 | 27.12 | 10.87 | 1 | 1.49 | -1.13 | 26 |
| Year ended 3-31-2017 | 24.47 | 32.39 | 1 | 1.51 | -1.20 | 32 |
| Year ended 3-31-2016 | 18.72 | -23.36 | 1 | 1.50 | -1.21 | 84 |
| Year ended 3-31-2015 | 25.44 | -3.77 | 2 | 1.49 | -1.34 | 47 |
| Year ended 3-31-2014 | 28.02 | 44.49 | 3 | 1.50 | -1.30 | 67 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $23.99 | $(0.07) | $ 3.78 | $ 3.71 | $— | $ — | $ — |
| Year ended 3-31-2018 | 20.81 | (0.11) | 5.11 | 5.00 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 18.96 | (0.08) | 2.71 | 2.63 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 23.43 | (0.06) | (2.33) | (2.39) | — | (2.08) | (2.08) |
| Year ended 3-31-2015 | 23.45 | (0.12) | 2.49 | 2.37 | — | (2.39) | (2.39) |
| Year ended 3-31-2014 | 20.22 | (0.14) | 4.17 | 4.03 | — | (0.80) | (0.80) |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.11 | (0.14) | 3.01 | 2.87 | — | — | — |
| Year ended 3-31-2018 | 17.02 | (0.23) | 4.14 | 3.91 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 15.76 | (0.20) | 2.24 | 2.04 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 19.84 | (0.19) | (1.96) | (2.15) | — | (1.93) | (1.93) |
| Year ended 3-31-2015 | 20.30 | (0.25) | 2.13 | 1.88 | — | (2.34) | (2.34) |
| Year ended 3-31-2014 | 17.66 | (0.27) | 3.61 | 3.34 | — | (0.70) | (0.70) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.44 | (0.14) | 3.22 | 3.08 | — | — | — |
| Year ended 3-31-2018 | 18.09 | (0.24) | 4.41 | 4.17 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 16.69 | (0.20) | 2.38 | 2.18 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 20.88 | (0.19) | (2.07) | (2.26) | — | (1.93) | (1.93) |
| Year ended 3-31-2015 | 21.24 | (0.26) | 2.25 | 1.99 | — | (2.35) | (2.35) |
| Year ended 3-31-2014 | 18.44 | (0.26) | 3.77 | 3.51 | — | (0.71) | (0.71) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.41 | (0.07) | 3.68 | 3.61 | — | — | — |
| Year ended 3-31-2018 | 20.34 | (0.11) | 5.00 | 4.89 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 18.54 | (0.09) | 2.67 | 2.58 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 22.92 | (0.08) | (2.29) | (2.37) | — | (2.01) | (2.01) |
| Year ended 3-31-2015 | 23.02 | (0.19) | 2.46 | 2.27 | — | (2.37) | (2.37) |
| Year ended 3-31-2014 | 19.90 | (0.20) | 4.09 | 3.89 | — | (0.77) | (0.77) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.83 | (0.03) | 4.07 | 4.04 | — | — | — |
| Year ended 3-31-2018 | 22.23 | (0.05) | 5.47 | 5.42 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 20.15 | (0.03) | 2.89 | 2.86 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 24.77 | 0.00* | (2.46) | (2.46) | — | (2.16) | (2.16) |
| Year ended 3-31-2015 | 24.60 | (0.05) | 2.63 | 2.58 | — | (2.41) | (2.41) |
| Year ended 3-31-2014 | 21.17 | (0.07) | 4.36 | 4.29 | — | (0.86) | (0.86) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.02 | (0.02) | 4.11 | 4.09 | — | — | — |
| Year ended 3-31-2018 | 22.35 | (0.01) | 5.50 | 5.49 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 20.22 | 0.00* | 2.91 | 2.91 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 24.81 | 0.05 | (2.48) | (2.43) | — | (2.16) | (2.16) |
| Year ended 3-31-2015[6] | 24.38 | (0.02) | 2.84 | 2.82 | — | (2.39) | (2.39) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.40 | (0.11) | 3.68 | 3.57 | — | — | — |
| Year ended 3-31-2018 | 20.40 | (0.18) | 5.00 | 4.82 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 18.65 | (0.14) | 2.67 | 2.53 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 23.08 | (0.13) | (2.29) | (2.42) | — | (2.01) | (2.01) |
| Year ended 3-31-2015 | 23.18 | (0.18) | 2.45 | 2.27 | — | (2.37) | (2.37) |
| Year ended 3-31-2014 | 20.02 | (0.19) | 4.12 | 3.93 | — | (0.77) | (0.77) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.06 | (0.07) | 3.95 | 3.88 | — | — | — |
| Year ended 3-31-2018 | 21.66 | (0.10) | 5.32 | 5.22 | — | (1.82) | (1.82) |
| Year ended 3-31-2017 | 19.69 | (0.08) | 2.83 | 2.75 | — | (0.78) | (0.78) |
| Year ended 3-31-2016 | 24.26 | (0.06) | (2.41) | (2.47) | — | (2.10) | (2.10) |
| Year ended 3-31-2015 | 24.18 | (0.11) | 2.58 | 2.47 | — | (2.39) | (2.39) |
| Year ended 3-31-2014 | 20.83 | (0.12) | 4.30 | 4.18 | — | (0.83) | (0.83) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 27.70 | 15.46% | $ 1,761 | 1.24%[4] | -0.54%[4] | 1.25%[4] | -0.55%[4] | 15% |
| Year ended 3-31-2018 | 23.99 | 24.56 | 1,600 | 1.31[9] | -0.48 | 1.31 | -0.48 | 26 |
| Year ended 3-31-2017 | 20.81 | 13.99 | 428 | 1.31 | -0.39 | 1.35 | -0.43 | 14 |
| Year ended 3-31-2016 | 18.96 | -10.27 | 787 | 1.29 | -0.30 | — | — | 38 |
| Year ended 3-31-2015 | 23.43 | 10.73 | 1,025 | 1.28 | -0.50 | 1.29 | -0.51 | 35 |
| Year ended 3-31-2014 | 23.45 | 20.09 | 1,558 | 1.34 | -0.63 | — | — | 43 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.98 | 14.96 | 20 | 2.08[4] | -1.38[4] | 2.11[4] | -1.41[4] | 15 |
| Year ended 3-31-2018 | 19.11 | 23.66 | 20 | 2.09 | -1.26 | — | — | 26 |
| Year ended 3-31-2017 | 17.02 | 13.07 | 17 | 2.10 | -1.24 | — | — | 14 |
| Year ended 3-31-2016 | 15.76 | -10.95 | 19 | 2.05 | -1.06 | — | — | 38 |
| Year ended 3-31-2015 | 19.84 | 9.94 | 24 | 2.05 | -1.26 | — | — | 35 |
| Year ended 3-31-2014 | 20.30 | 19.14 | 26 | 2.10 | -1.39 | — | — | 43 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.52 | 15.07 | 228 | 1.94[4] | -1.24[4] | 1.95[4] | -1.25[4] | 15 |
| Year ended 3-31-2018 | 20.44 | 23.64 | 203 | 2.02 | -1.20 | — | — | 26 |
| Year ended 3-31-2017 | 18.09 | 13.19 | 213 | 2.04 | -1.16 | — | — | 14 |
| Year ended 3-31-2016 | 16.69 | -10.92 | 264 | 2.01 | -1.02 | — | — | 38 |
| Year ended 3-31-2015 | 20.88 | 10.00 | 343 | 2.01 | -1.22 | — | — | 35 |
| Year ended 3-31-2014 | 21.24 | 19.25 | 295 | 2.01 | -1.31 | — | — | 43 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.02 | 15.42 | 12 | 1.29[4] | -0.59[4] | 1.46[4] | -0.76[4] | 15 |
| Year ended 3-31-2018 | 23.41 | 24.59 | 11 | 1.30 | -0.48 | 1.57 | -0.75 | 26 |
| Year ended 3-31-2017 | 20.34 | 14.04 | 9 | 1.30 | -0.47 | 1.65 | -0.82 | 14 |
| Year ended 3-31-2016 | 18.54 | -10.41 | 7 | 1.41 | -0.41 | 1.63 | -0.63 | 38 |
| Year ended 3-31-2015 | 22.92 | 10.46 | 7 | 1.60 | -0.82 | 1.63 | -0.85 | 35 |
| Year ended 3-31-2014 | 23.02 | 19.75 | 6 | 1.60 | -0.90 | 1.71 | -1.01 | 43 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 29.87 | 15.64 | 2,080 | 0.93[4][8] | -0.23[4] | 1.01[4] | -0.31[4] | 15 |
| Year ended 3-31-2018 | 25.83 | 24.89 | 1,869 | 1.03 | -0.20 | — | — | 26 |
| Year ended 3-31-2017 | 22.23 | 14.31 | 1,112 | 1.04 | -0.15 | — | — | 14 |
| Year ended 3-31-2016 | 20.15 | -10.00 | 1,423 | 1.00 | -0.01 | — | — | 38 |
| Year ended 3-31-2015 | 24.77 | 11.09 | 2,933 | 0.99 | -0.19 | — | — | 35 |
| Year ended 3-31-2014 | 24.60 | 20.52 | 2,098 | 0.99 | -0.28 | — | — | 43 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 30.11 | 15.72 | 328 | 0.82[4] | -0.12[4] | 0.84[4] | -0.14[4] | 15 |
| Year ended 3-31-2018 | 26.02 | 25.07 | 135 | 0.88 | -0.05 | — | — | 26 |
| Year ended 3-31-2017 | 22.35 | 14.51 | 65 | 0.87 | -0.02 | — | — | 14 |
| Year ended 3-31-2016 | 20.22 | -9.85 | 77 | 0.85 | 0.24 | — | — | 38 |
| Year ended 3-31-2015[6] | 24.81 | 12.18 | 27 | 0.84[4] | -0.15[4] | — | — | 35[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.97 | 15.26 | 66 | 1.57[4] | -0.86[4] | 1.58[4] | -0.87[4] | 15 |
| Year ended 3-31-2018 | 23.40 | 24.17 | 50 | 1.63 | -0.80 | — | — | 26 |
| Year ended 3-31-2017 | 20.40 | 13.68 | 55 | 1.62 | -0.75 | — | — | 14 |
| Year ended 3-31-2016 | 18.65 | -10.55 | 71 | 1.60 | -0.61 | — | — | 38 |
| Year ended 3-31-2015 | 23.08 | 10.40 | 96 | 1.59 | -0.80 | — | — | 35 |
| Year ended 3-31-2014 | 23.18 | 19.83 | 103 | 1.59 | -0.89 | — | — | 43 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 28.94 | 15.48 | 278 | 1.22[4] | -0.52[4] | 1.23[4] | -0.53[4] | 15 |
| Year ended 3-31-2018 | 25.06 | 24.61 | 259 | 1.27 | -0.44 | — | — | 26 |
| Year ended 3-31-2017 | 21.66 | 14.08 | 321 | 1.26 | -0.38 | — | — | 14 |
| Year ended 3-31-2016 | 19.69 | -10.26 | 471 | 1.24 | -0.25 | — | — | 38 |
| Year ended 3-31-2015 | 24.26 | 10.82 | 706 | 1.23 | -0.44 | — | — | 35 |
| Year ended 3-31-2014 | 24.18 | 20.21 | 694 | 1.23 | -0.53 | — | — | 43 |

*(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

*(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

*(8) Expense ratio based on the period excluding reorganization expense was 0.92%.*

*(9) Expense ratio based on the period excluding reorganization expenses was 1.30%.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP INCOME OPPORTUNITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $13.76 | $ 0.11 | $ 1.12 | $ 1.23 | $ (0.10) | $  — | $ (0.10) |
| Year ended 3-31-2018 | 12.68 | 0.18 | 1.08 | 1.26 | (0.18) | — | (0.18) |
| Year ended 3-31-2017 | 10.93 | 0.15 | 1.71 | 1.86 | (0.11) | — | (0.11) |
| Year ended 3-31-2016 | 11.10 | 0.15 | (0.15) | 0.00* | (0.15) | (0.02) | (0.17) |
| Year ended 3-31-2015[5] | 10.00 | 0.10 | 1.05 | 1.15 | (0.05) | —* | (0.05) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.70 | 0.06 | 1.11 | 1.17 | (0.04) | — | (0.04) |
| Year ended 3-31-2018 | 12.62 | 0.08 | 1.08 | 1.16 | (0.08) | — | (0.08) |
| Year ended 3-31-2017 | 10.91 | 0.07 | 1.70 | 1.77 | (0.06) | — | (0.06) |
| Year ended 3-31-2016 | 11.10 | 0.08 | (0.16) | (0.08) | (0.09) | (0.02) | (0.11) |
| Year ended 3-31-2015[5] | 10.00 | 0.05 | 1.07 | 1.12 | (0.02) | —* | (0.02) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.77 | 0.13 | 1.11 | 1.24 | (0.11) | — | (0.11) |
| Year ended 3-31-2018 | 12.68 | 0.20 | 1.09 | 1.29 | (0.20) | — | (0.20) |
| Year ended 3-31-2017 | 10.93 | 0.18 | 1.70 | 1.88 | (0.13) | — | (0.13) |
| Year ended 3-31-2016 | 11.11 | 0.16 | (0.16) | 0.00* | (0.16) | (0.02) | (0.18) |
| Year ended 3-31-2015[5] | 10.00 | 0.09 | 1.07 | 1.16 | (0.05) | —* | (0.05) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.78 | 0.14 | 1.11 | 1.25 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 12.70 | 0.21 | 1.09 | 1.30 | (0.22) | — | (0.22) |
| Year ended 3-31-2017 | 10.94 | 0.19 | 1.72 | 1.91 | (0.15) | — | (0.15) |
| Year ended 3-31-2016 | 11.11 | 0.19 | (0.16) | 0.03 | (0.18) | (0.02) | (0.20) |
| Year ended 3-31-2015[5] | 10.00 | 0.10 | 1.08 | 1.18 | (0.07) | —* | (0.07) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.78 | 0.14 | 1.12 | 1.26 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 12.70 | 0.23 | 1.09 | 1.32 | (0.24) | — | (0.24) |
| Year ended 3-31-2017 | 10.94 | 0.20 | 1.71 | 1.91 | (0.15) | — | (0.15) |
| Year ended 3-31-2016 | 11.11 | 0.19 | (0.16) | 0.03 | (0.18) | (0.02) | (0.20) |
| Year ended 3-31-2015[5] | 10.00 | 0.10 | 1.08 | 1.18 | (0.07) | —* | (0.07) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.74 | 0.09 | 1.11 | 1.20 | (0.07) | — | (0.07) |
| Year ended 3-31-2018 | 12.65 | 0.13 | 1.09 | 1.22 | (0.13) | — | (0.13) |
| Year ended 3-31-2017 | 10.92 | 0.12 | 1.69 | 1.81 | (0.08) | — | (0.08) |
| Year ended 3-31-2016 | 11.10 | 0.11 | (0.16) | (0.05) | (0.11) | (0.02) | (0.13) |
| Year ended 3-31-2015[5] | 10.00 | 0.06 | 1.07 | 1.13 | (0.03) | —* | (0.03) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.76 | 0.12 | 1.11 | 1.23 | (0.10) | — | (0.10) |
| Year ended 3-31-2018 | 12.68 | 0.18 | 1.08 | 1.26 | (0.18) | — | (0.18) |
| Year ended 3-31-2017 | 10.93 | 0.15 | 1.71 | 1.86 | (0.11) | — | (0.11) |
| Year ended 3-31-2016 | 11.11 | 0.16 | (0.17) | (0.01) | (0.15) | (0.02) | (0.17) |
| Year ended 3-31-2015[5] | 10.00 | 0.09 | 1.07 | 1.16 | (0.05) | —* | (0.05) |

*   Not shown due to rounding.

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  Annualized.

(5)  For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(6)  Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(7)  Ratio of expenses to average net assets excluding offering cost was 1.31%.

(8)  Ratio of expenses to average net assets excluding offering cost was 1.16%.

(9)  Ratio of expenses to average net assets excluding offering cost was 2.03%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.88%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $14.89 | 8.91% | $ 111 | 1.35%[4] | 1.59%[4] | 1.39%[4] | 1.55%[4] | 8% |
| Year ended 3-31-2018 | 13.76 | 9.98 | 103 | 1.35 | 1.34 | 1.40 | 1.29 | 42 |
| Year ended 3-31-2017 | 12.68 | 17.10 | 119 | 1.35 | 1.27 | 1.45 | 1.17 | 28 |
| Year ended 3-31-2016 | 10.93 | 0.06 | 95 | 1.35[7] | 1.44 | 1.66 | 1.13 | 26 |
| Year ended 3-31-2015[5] | 11.10 | 11.56 | 43 | 1.35[4][8] | 1.83[4] | 1.60[4] | 1.58[4] | 10[6] |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.83 | 8.49 | 12 | 2.07[4] | 0.87[4] | 2.14[4] | 0.80[4] | 8 |
| Year ended 3-31-2018 | 13.70 | 9.30 | 11 | 2.07 | 0.63 | 2.17 | 0.53 | 42 |
| Year ended 3-31-2017 | 12.62 | 16.19 | 15 | 2.07 | 0.51 | 2.13 | 0.45 | 28 |
| Year ended 3-31-2016 | 10.91 | -0.70 | 5 | 2.07[9] | 0.72 | 2.28 | 0.51 | 26 |
| Year ended 3-31-2015[5] | 11.10 | 11.26 | 3 | 2.07[4][10] | 0.98[4] | 2.22[4] | 0.83[4] | 10[6] |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.90 | 9.00 | 3 | 1.19[4] | 1.75[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.77 | 10.25 | 3 | 1.18 | 1.50 | — | — | 42 |
| Year ended 3-31-2017 | 12.68 | 17.21 | 3 | 1.23 | 1.47 | — | — | 28 |
| Year ended 3-31-2016 | 10.93 | 0.01 | 2 | 1.30[11] | 1.50 | 1.41 | 1.39 | 26 |
| Year ended 3-31-2015[5] | 11.11 | 11.68 | 2 | 1.30[4][12] | 1.70[4] | 1.42[4] | 1.58[4] | 10[6] |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.91 | 9.06 | 216 | 1.05[4] | 1.90[4] | 1.12[4] | 1.83[4] | 8 |
| Year ended 3-31-2018 | 13.78 | 10.30 | 166 | 1.05 | 1.62 | 1.12 | 1.55 | 42 |
| Year ended 3-31-2017 | 12.70 | 17.49 | 174 | 1.04 | 1.49 | 1.11 | 1.42 | 28 |
| Year ended 3-31-2016 | 10.94 | 0.28 | 8 | 1.05[13] | 1.76 | 1.30 | 1.51 | 26 |
| Year ended 3-31-2015[5] | 11.11 | 11.81 | 9 | 1.05[4][14] | 1.97[4] | 1.32[4] | 1.70[4] | 10[6] |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.92 | 9.17 | 55 | 0.95[4] | 1.99[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.78 | 10.43 | 48 | 0.95 | 1.70 | — | — | 42 |
| Year ended 3-31-2017 | 12.70 | 17.54 | 5 | 0.98 | 1.65 | — | — | 28 |
| Year ended 3-31-2016 | 10.94 | 0.28 | 3 | 1.05[15] | 1.75 | 1.16 | 1.64 | 26 |
| Year ended 3-31-2015[5] | 11.11 | 11.81 | 3 | 1.05[4][16] | 1.97[4] | 1.18[4] | 1.84[4] | 10[6] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.87 | 8.75 | 3 | 1.69[4] | 1.25[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.74 | 9.66 | 3 | 1.68 | 1.00 | — | — | 42 |
| Year ended 3-31-2017 | 12.65 | 16.58 | 3 | 1.73 | 0.97 | — | — | 28 |
| Year ended 3-31-2016 | 10.92 | -0.41 | 2 | 1.80[17] | 1.00 | 1.91 | 0.89 | 26 |
| Year ended 3-31-2015[5] | 11.10 | 11.38 | 2 | 1.80[4][18] | 1.20[4] | 1.92[4] | 1.08[4] | 10[6] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.89 | 8.91 | 9 | 1.35[4] | 1.62[4] | — | — | 8 |
| Year ended 3-31-2018 | 13.76 | 9.99 | 6 | 1.35 | 1.33 | 1.36 | 1.32 | 42 |
| Year ended 3-31-2017 | 12.68 | 17.10 | 8 | 1.35 | 1.28 | 1.37 | 1.26 | 28 |
| Year ended 3-31-2016 | 10.93 | -0.03 | 5 | 1.35[19] | 1.46 | 1.58 | 1.23 | 26 |
| Year ended 3-31-2015[5] | 11.11 | 11.66 | 4 | 1.35[4][20] | 1.73[4] | 1.57[4] | 1.51[4] | 10[6] |

(11) Ratio of expenses to average net assets excluding offering cost was 1.26%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.11%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(14) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.76%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(18) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(19) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.16%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 | | | | | | | |
| (unaudited) | $ 11.72 | $0.20 | $ (0.15) | $ 0.05 | $(0.20) | $— | $(0.20) |
| Year ended 3-31-2018 | 11.82 | 0.42 | (0.15) | 0.27 | (0.37) | — | (0.37) |
| Year ended 3-31-2017 | 12.13 | 0.28 | (0.31) | (0.03) | (0.28) | — | (0.28) |
| Year ended 3-31-2016 | 12.07 | 0.28 | 0.06 | 0.34 | (0.28) | — | (0.28) |
| Year ended 3-31-2015 | 11.74 | 0.31 | 0.33 | 0.64 | (0.31) | — | (0.31) |
| Year ended 3-31-2014 | 12.19 | 0.34 | (0.45) | (0.11) | (0.34) | — | (0.34) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 | | | | | | | |
| (unaudited) | 11.72 | 0.16 | (0.14) | 0.02 | (0.17) | — | (0.17) |
| Year ended 3-31-2018 | 11.82 | 0.29 | (0.13) | 0.16 | (0.26) | — | (0.26) |
| Year ended 3-31-2017 | 12.13 | 0.19 | (0.31) | (0.12) | (0.19) | — | (0.19) |
| Year ended 3-31-2016 | 12.07 | 0.19 | 0.06 | 0.25 | (0.19) | — | (0.19) |
| Year ended 3-31-2015 | 11.74 | 0.22 | 0.33 | 0.55 | (0.22) | — | (0.22) |
| Year ended 3-31-2014 | 12.19 | 0.25 | (0.45) | (0.20) | (0.25) | — | (0.25) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 | | | | | | | |
| (unaudited) | 11.72 | 0.15 | (0.14) | 0.01 | (0.16) | — | (0.16) |
| Year ended 3-31-2018 | 11.82 | 0.29 | (0.13) | 0.16 | (0.26) | — | (0.26) |
| Year ended 3-31-2017 | 12.13 | 0.19 | (0.31) | (0.12) | (0.19) | — | (0.19) |
| Year ended 3-31-2016 | 12.07 | 0.19 | 0.06 | 0.25 | (0.19) | — | (0.19) |
| Year ended 3-31-2015 | 11.74 | 0.22 | 0.33 | 0.55 | (0.22) | — | (0.22) |
| Year ended 3-31-2014 | 12.19 | 0.25 | (0.45) | (0.20) | (0.25) | — | (0.25) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 | | | | | | | |
| (unaudited) | 11.72 | 0.21 | (0.14) | 0.07 | (0.22) | — | (0.22) |
| Year ended 3-31-2018 | 11.82 | 0.43 | (0.15) | 0.28 | (0.38) | — | (0.38) |
| Year ended 3-31-2017 | 12.13 | 0.31 | (0.32) | (0.01) | (0.30) | — | (0.30) |
| Year ended 3-31-2016 | 12.07 | 0.31 | 0.05 | 0.36 | (0.30) | — | (0.30) |
| Year ended 3-31-2015 | 11.74 | 0.33 | 0.34 | 0.67 | (0.34) | — | (0.34) |
| Year ended 3-31-2014 | 12.19 | 0.36 | (0.45) | (0.09) | (0.36) | — | (0.36) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 | | | | | | | |
| (unaudited) | 11.72 | 0.21 | (0.14) | 0.07 | (0.22) | — | (0.22) |
| Year ended 3-31-2018[6] | 11.90 | 0.33 | (0.21) | 0.12 | (0.30) | — | (0.30) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 | | | | | | | |
| (unaudited) | 11.72 | 0.20 | (0.14) | 0.06 | (0.21) | — | (0.21) |
| Year ended 3-31-2018 | 11.82 | 0.38 | (0.12) | 0.26 | (0.36) | — | (0.36) |
| Year ended 3-31-2017 | 12.13 | 0.28 | (0.31) | (0.03) | (0.28) | — | (0.28) |
| Year ended 3-31-2016 | 12.07 | 0.28 | 0.06 | 0.34 | (0.28) | — | (0.28) |
| Year ended 3-31-2015 | 11.74 | 0.31 | 0.33 | 0.64 | (0.31) | — | (0.31) |
| Year ended 3-31-2014 | 12.19 | 0.34 | (0.45) | (0.11) | (0.34) | — | (0.34) |

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  Annualized.

(5)  These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 11.57 | 0.44% | $486 | 0.84%[4] | 3.42%[4] | 0.91%[4] | 3.35%[4] | 2% |
| Year ended 3-31-2018 | 11.72 | 2.28 | 523 | 0.87[8] | 3.52 | 0.92 | 3.47 | 0 |
| Year ended 3-31-2017 | 11.82 | -0.26 | 68 | 0.98 | 2.28 | — | — | 14 |
| Year ended 3-31-2016 | 12.13 | 2.87 | 184 | 0.99 | 2.35 | — | — | 4 |
| Year ended 3-31-2015 | 12.07 | 5.51 | 148 | 1.01 | 2.60 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -0.86 | 113 | 1.02 | 2.90 | — | — | 7 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.57 | 0.17 | 2 | 1.58[4] | 2.66[4] | — | — | 2 |
| Year ended 3-31-2018 | 11.72 | 1.38 | 2 | 1.74 | 2.44 | — | — | 0 |
| Year ended 3-31-2017 | 11.82 | -1.02 | 2 | 1.74 | 1.56 | — | — | 14 |
| Year ended 3-31-2016 | 12.13 | 2.11 | 2 | 1.73 | 1.62 | — | — | 4 |
| Year ended 3-31-2015 | 12.07 | 4.71 | 2 | 1.77 | 1.87 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -1.63 | 2 | 1.79 | 2.12 | — | — | 7 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.57 | 0.11 | 21 | 1.71[4] | 2.55[4] | — | — | 2 |
| Year ended 3-31-2018 | 11.72 | 1.39 | 24 | 1.74 | 2.46 | — | — | 0 |
| Year ended 3-31-2017 | 11.82 | -1.01 | 25 | 1.73 | 1.57 | — | — | 14 |
| Year ended 3-31-2016 | 12.13 | 2.12 | 31 | 1.73 | 1.61 | — | — | 4 |
| Year ended 3-31-2015 | 12.07 | 4.72 | 24 | 1.76 | 1.86 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -1.62 | 21 | 1.78 | 2.12 | — | — | 7 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.57 | 0.62 | 317 | 0.70[4] | 3.55[4] | 0.74[4] | 3.51[4] | 2 |
| Year ended 3-31-2018 | 11.72 | 2.36 | 326 | 0.75[9] | 3.58 | 0.75 | 3.58 | 0 |
| Year ended 3-31-2017 | 11.82 | -0.08 | 96 | 0.79 | 2.56 | — | — | 14 |
| Year ended 3-31-2016 | 12.13 | 3.09 | 9 | 0.78 | 2.55 | — | — | 4 |
| Year ended 3-31-2015 | 12.07 | 5.73 | 5 | 0.80 | 2.75 | — | — | 8 |
| Year ended 3-31-2014 | 11.74 | -0.65 | 2 | 0.81 | 3.11 | — | — | 7 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.57 | 0.63 | 1 | 0.60[4] | 3.65[4] | — | — | 2 |
| Year ended 3-31-2018[6] | 11.72 | 1.09 | 1 | 0.60[4] | 3.74[4] | — | — | 0[7] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 11.57 | 0.50 | 1 | 0.84[4] | 3.41[4] | 0.98[4] | 3.27[4] | 2 |
| Year ended 3-31-2018 | 11.72 | 2.23 | 1 | 0.90[8] | 3.22 | 1.02 | 3.10 | 0 |
| Year ended 3-31-2017 | 11.82 | -0.26 | 1 | 0.98 | 2.33 | 1.03 | 2.28 | 14 |
| Year ended 3-31-2016 | 12.13 | 2.87 | 1 | 0.99 | 2.35 | 1.03 | 2.31 | 4 |
| Year ended 3-31-2015 | 12.07 | 5.52 | 1 | 1.01 | 2.60 | 1.05 | 2.56 | 8 |
| Year ended 3-31-2014 | 11.74 | -0.87 | 1 | 1.02 | 2.89 | 1.06 | 2.85 | 7 |

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expense was 0.86%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.74%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $5.05 | $ 0.11 | $(0.04) | $ 0.07 | $ (0.11) | $ — | $ (0.11) |
| Year ended 3-31-2018 | 5.09 | 0.16 | 0.00* | 0.16 | (0.20) | —* | (0.20) |
| Year ended 3-31-2017 | 5.28 | 0.23 | (0.19) | 0.04 | (0.23) | — | (0.23) |
| Year ended 3-31-2016 | 5.31 | 0.22 | (0.03) | 0.19 | (0.22) | — | (0.22) |
| Year ended 3-31-2015 | 5.03 | 0.23 | 0.28 | 0.51 | (0.23) | — | (0.23) |
| Year ended 3-31-2014 | 5.47 | 0.24 | (0.42) | (0.18) | (0.24) | (0.02) | (0.26) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.05 | 0.10 | (0.04) | 0.06 | (0.10) | — | (0.10) |
| Year ended 3-31-2018 | 5.09 | 0.18 | (0.05) | 0.13 | (0.17) | —* | (0.17) |
| Year ended 3-31-2017 | 5.28 | 0.19 | (0.19) | 0.00* | (0.19) | — | (0.19) |
| Year ended 3-31-2016 | 5.31 | 0.18 | (0.03) | 0.15 | (0.18) | — | (0.18) |
| Year ended 3-31-2015 | 5.03 | 0.19 | 0.28 | 0.47 | (0.19) | — | (0.19) |
| Year ended 3-31-2014 | 5.47 | 0.20 | (0.42) | (0.22) | (0.20) | (0.02) | (0.22) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.05 | 0.10 | (0.04) | 0.06 | (0.10) | — | (0.10) |
| Year ended 3-31-2018 | 5.09 | 0.19 | (0.06) | 0.13 | (0.17) | —* | (0.17) |
| Year ended 3-31-2017 | 5.28 | 0.19 | (0.19) | 0.00* | (0.19) | — | (0.19) |
| Year ended 3-31-2016 | 5.31 | 0.18 | (0.03) | 0.15 | (0.18) | — | (0.18) |
| Year ended 3-31-2015 | 5.03 | 0.19 | 0.28 | 0.47 | (0.19) | — | (0.19) |
| Year ended 3-31-2014 | 5.47 | 0.20 | (0.42) | (0.22) | (0.20) | (0.02) | (0.22) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.05 | 0.12 | (0.04) | 0.08 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 5.09 | 0.23 | (0.06) | 0.17 | (0.21) | —* | (0.21) |
| Year ended 3-31-2017 | 5.28 | 0.24 | (0.19) | 0.05 | (0.24) | — | (0.24) |
| Year ended 3-31-2016 | 5.31 | 0.23 | (0.03) | 0.20 | (0.23) | — | (0.23) |
| Year ended 3-31-2015 | 5.03 | 0.24 | 0.28 | 0.52 | (0.24) | — | (0.24) |
| Year ended 3-31-2014 | 5.47 | 0.24 | (0.42) | (0.18) | (0.24) | (0.02) | (0.26) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.05 | 0.12 | (0.04) | 0.08 | (0.12) | — | (0.12) |
| Year ended 3-31-2018[6] | 5.11 | 0.17 | (0.07) | 0.10 | (0.16) | —* | (0.16) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.05 | 0.11 | (0.03) | 0.08 | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 5.09 | 0.23 | (0.07) | 0.16 | (0.20) | —* | (0.20) |
| Year ended 3-31-2017 | 5.28 | 0.23 | (0.19) | 0.04 | (0.23) | — | (0.23) |
| Year ended 3-31-2016 | 5.31 | 0.22 | (0.03) | 0.19 | (0.22) | — | (0.22) |
| Year ended 3-31-2015 | 5.03 | 0.23 | 0.28 | 0.51 | (0.23) | — | (0.23) |
| Year ended 3-31-2014 | 5.47 | 0.24 | (0.42) | (0.18) | (0.24) | (0.02) | (0.26) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 5.01 | 1.46% | $685 | 0.87%[4] | 4.48%[4] | —% | —% | 3% |
| Year ended 3-31-2018 | 5.05 | 3.35 | 732 | 0.88 | 3.17 | — | — | 3 |
| Year ended 3-31-2017 | 5.09 | 0.65 | 235 | 0.87 | 4.27 | — | — | 8 |
| Year ended 3-31-2016 | 5.28 | 3.61 | 389 | 0.86 | 4.19 | 0.88 | 4.17 | 4 |
| Year ended 3-31-2015 | 5.31 | 10.29 | 377 | 0.85 | 4.46 | 0.87 | 4.44 | 9 |
| Year ended 3-31-2014 | 5.03 | -3.32 | 366 | 0.86 | 4.58 | 0.87 | 4.57 | 21 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.01 | 1.16 | 7 | 1.56[4] | 3.80[4] | 1.56[4] | 3.80[4] | 3 |
| Year ended 3-31-2018 | 5.05 | 2.57 | 9 | 1.62 | 3.63 | 1.72 | 3.53 | 3 |
| Year ended 3-31-2017 | 5.09 | -0.11 | 11 | 1.62 | 3.52 | 1.63 | 3.51 | 8 |
| Year ended 3-31-2016 | 5.28 | 2.84 | 14 | 1.62 | 3.43 | 1.64 | 3.41 | 4 |
| Year ended 3-31-2015 | 5.31 | 9.44 | 15 | 1.62 | 3.69 | 1.64 | 3.67 | 9 |
| Year ended 3-31-2014 | 5.03 | -4.07 | 15 | 1.64 | 3.82 | 1.65 | 3.81 | 21 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.01 | 1.14 | 123 | 1.58[4] | 3.78[4] | 1.63[4] | 3.73[4] | 3 |
| Year ended 3-31-2018 | 5.05 | 2.61 | 143 | 1.58 | 3.67 | 1.64 | 3.61 | 3 |
| Year ended 3-31-2017 | 5.09 | -0.07 | 182 | 1.58 | 3.56 | 1.60 | 3.54 | 8 |
| Year ended 3-31-2016 | 5.28 | 2.87 | 237 | 1.58 | 3.47 | 1.60 | 3.45 | 4 |
| Year ended 3-31-2015 | 5.31 | 9.50 | 238 | 1.58 | 3.72 | 1.60 | 3.70 | 9 |
| Year ended 3-31-2014 | 5.03 | -4.04 | 216 | 1.60 | 3.84 | 1.61 | 3.83 | 21 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.01 | 1.60 | 448 | 0.66[4] | 4.70[4] | 0.71[4] | 4.65[4] | 3 |
| Year ended 3-31-2018 | 5.05 | 3.56 | 520 | 0.68[8] | 4.49 | 0.72 | 4.45 | 3 |
| Year ended 3-31-2017 | 5.09 | 0.84 | 617 | 0.68 | 4.46 | 0.69 | 4.45 | 8 |
| Year ended 3-31-2016 | 5.28 | 3.80 | 701 | 0.67 | 4.38 | 0.69 | 4.36 | 4 |
| Year ended 3-31-2015 | 5.31 | 10.50 | 703 | 0.68 | 4.62 | 0.70 | 4.60 | 9 |
| Year ended 3-31-2014 | 5.03 | -3.16 | 586 | 0.69 | 4.76 | 0.70 | 4.75 | 21 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.01 | 1.66 | 1 | 0.56[4] | 4.76[4] | — | — | 3 |
| Year ended 3-31-2018[6] | 5.05 | 2.07 | —* | 0.58[4] | 4.55[4] | — | — | 3[7] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 5.01 | 1.50 | 8 | 0.87[4] | 4.49[4] | 0.96[4] | 4.40[4] | 3 |
| Year ended 3-31-2018 | 5.05 | 3.35 | 10 | 0.88 | 4.44 | 0.98 | 4.34 | 3 |
| Year ended 3-31-2017 | 5.09 | 0.65 | 15 | 0.86 | 4.28 | 0.95 | 4.19 | 8 |
| Year ended 3-31-2016 | 5.28 | 3.60 | 21 | 0.86 | 4.19 | 0.95 | 4.10 | 4 |
| Year ended 3-31-2015 | 5.31 | 10.35 | 21 | 0.85 | 4.39 | 0.95 | 4.29 | 9 |
| Year ended 3-31-2014 | 5.03 | -3.32 | 15 | 0.85 | 4.52 | 0.95 | 4.42 | 21 |

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.67%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PZENA INTERNATIONAL VALUE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $18.08 | $ 0.09 | $ 0.21 | $ 0.30 | $ — | $— | $ — |
| Year ended 3-31-2018 | 17.15 | 0.08 | 1.00 | 1.08 | (0.15) | — | (0.15) |
| Year ended 3-31-2017 | 14.33 | 0.14 | 2.74 | 2.88 | (0.06) | — | (0.06) |
| Year ended 3-31-2016 | 16.52 | 0.13 | (2.19) | (2.06) | (0.13) | — | (0.13) |
| Year ended 3-31-2015 | 17.96 | 0.04 | (1.48) | (1.44) | — | — | — |
| Year ended 3-31-2014 | 14.68 | (0.03) | 3.32 | 3.29 | (0.01) | — | (0.01) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.34 | (0.05) | 0.19 | 0.14 | — | — | — |
| Year ended 3-31-2018 | 15.58 | (0.14) | 0.90 | 0.76 | — | — | — |
| Year ended 3-31-2017 | 13.15 | (0.07) | 2.50 | 2.43 | — | — | — |
| Year ended 3-31-2016 | 15.20 | (0.04) | (2.01) | (2.05) | — | — | — |
| Year ended 3-31-2015 | 16.72 | (0.15) | (1.37) | (1.52) | — | — | — |
| Year ended 3-31-2014 | 13.81 | (0.19) | 3.10 | 2.91 | — | — | — |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.99 | 0.04 | 0.20 | 0.24 | — | — | — |
| Year ended 3-31-2018 | 16.12 | (0.03) | 0.94 | 0.91 | (0.04) | — | (0.04) |
| Year ended 3-31-2017 | 13.50 | 0.03 | 2.59 | 2.62 | — | — | — |
| Year ended 3-31-2016 | 15.56 | 0.04 | (2.06) | (2.02) | (0.04) | — | (0.04) |
| Year ended 3-31-2015 | 17.03 | (0.07) | (1.40) | (1.47) | — | — | — |
| Year ended 3-31-2014 | 13.99 | (0.12) | 3.16 | 3.04 | — | — | — |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.48 | 0.14 | 0.21 | 0.35 | — | — | — |
| Year ended 3-31-2018 | 17.53 | 0.17 | 1.01 | 1.18 | (0.23) | — | (0.23) |
| Year ended 3-31-2017 | 14.64 | 0.16 | 2.87 | 3.03 | (0.14) | — | (0.14) |
| Year ended 3-31-2016 | 16.94 | 0.21 | (2.25) | (2.04) | (0.26) | — | (0.26) |
| Year ended 3-31-2015 | 18.33 | 0.12 | (1.51) | (1.39) | — | — | — |
| Year ended 3-31-2014 | 14.98 | 0.05 | 3.39 | 3.44 | (0.09) | — | (0.09) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.53 | 0.20 | 0.16 | 0.36 | — | — | — |
| Year ended 3-31-2018 | 17.57 | 0.21 | 1.01 | 1.22 | (0.26) | — | (0.26) |
| Year ended 3-31-2017 | 14.68 | 0.22 | 2.83 | 3.05 | (0.16) | — | (0.16) |
| Year ended 3-31-2016 | 16.95 | 0.24 | (2.25) | (2.01) | (0.26) | — | (0.26) |
| Year ended 3-31-2015[6] | 18.57 | 0.08 | (1.70) | (1.62) | — | — | — |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.05 | 0.08 | 0.21 | 0.29 | — | — | — |
| Year ended 3-31-2018 | 17.13 | 0.06 | 0.99 | 1.05 | (0.13) | — | (0.13) |
| Year ended 3-31-2017 | 14.32 | 0.10 | 2.76 | 2.86 | (0.05) | — | (0.05) |
| Year ended 3-31-2016 | 16.47 | 0.11 | (2.17) | (2.06) | (0.09) | — | (0.09) |
| Year ended 3-31-2015 | 17.94 | 0.02 | (1.49) | (1.47) | — | — | — |
| Year ended 3-31-2014 | 14.68 | (0.05) | 3.32 | 3.27 | (0.01) | — | (0.01) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.33 | 0.11 | 0.21 | 0.32 | — | — | — |
| Year ended 3-31-2018 | 17.39 | 0.12 | 1.01 | 1.13 | (0.19) | — | (0.19) |
| Year ended 3-31-2017 | 14.53 | 0.16 | 2.80 | 2.96 | (0.10) | — | (0.10) |
| Year ended 3-31-2016 | 16.77 | 0.17 | (2.23) | (2.06) | (0.18) | — | (0.18) |
| Year ended 3-31-2015 | 18.20 | 0.07 | (1.50) | (1.43) | — | — | — |
| Year ended 3-31-2014 | 14.86 | (0.01) | 3.39 | 3.38 | (0.04) | — | (0.04) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $18.38 | 1.66% | $ 90 | 1.58%[4] | 1.02%[4] | 1.76%[4] | 0.84%[4] | 80% |
| Year ended 3-31-2018 | 18.08 | 6.30 | 96 | 1.59 | 0.47 | 1.75 | 0.31 | 33 |
| Year ended 3-31-2017 | 17.15 | 20.10 | 98 | 1.65 | 0.91 | 1.81 | 0.75 | 51 |
| Year ended 3-31-2016 | 14.33 | -12.51 | 192 | 1.60 | 0.86 | 1.75 | 0.71 | 18 |
| Year ended 3-31-2015 | 16.52 | -8.02 | 288 | 1.56 | 0.24 | 1.70 | 0.10 | 28 |
| Year ended 3-31-2014 | 17.96 | 22.41 | 332 | 1.61 | -0.20 | 1.75 | -0.34 | 47 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 16.48 | 0.86 | —* | 3.18[4] | -0.58[4] | 3.36[4] | -0.76[4] | 80 |
| Year ended 3-31-2018 | 16.34 | 4.88 | 1 | 2.96 | -0.86 | 3.12 | -1.02 | 33 |
| Year ended 3-31-2017 | 15.58 | 18.48 | 1 | 2.94 | -0.53 | 3.10 | -0.69 | 51 |
| Year ended 3-31-2016 | 13.15 | -13.49 | 1 | 2.77 | -0.30 | 2.92 | -0.45 | 18 |
| Year ended 3-31-2015 | 15.20 | -9.09 | 2 | 2.73 | -0.91 | 2.87 | -1.05 | 28 |
| Year ended 3-31-2014 | 16.72 | 21.07 | 4 | 2.72 | -1.23 | 2.86 | -1.37 | 47 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.23 | 1.41 | 3 | 2.14[4] | 0.43[4] | 2.33[4] | 0.24[4] | 80 |
| Year ended 3-31-2018 | 16.99 | 5.65 | 3 | 2.19 | -0.18 | 2.35 | -0.34 | 33 |
| Year ended 3-31-2017 | 16.12 | 19.41 | 14 | 2.21 | 0.19 | 2.37 | 0.03 | 51 |
| Year ended 3-31-2016 | 13.50 | -12.98 | 15 | 2.20 | 0.25 | 2.35 | 0.10 | 18 |
| Year ended 3-31-2015 | 15.56 | -8.63 | 19 | 2.19 | -0.39 | 2.33 | -0.53 | 28 |
| Year ended 3-31-2014 | 17.03 | 21.73 | 24 | 2.22 | -0.78 | 2.36 | -0.92 | 47 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.83 | 1.95 | 108 | 1.16[4] | 1.45[4] | 1.34[4] | 1.27[4] | 80 |
| Year ended 3-31-2018 | 18.48 | 6.73 | 77 | 1.16 | 0.91 | 1.32 | 0.75 | 33 |
| Year ended 3-31-2017 | 17.53 | 20.70 | 96 | 1.17 | 0.96 | 1.33 | 0.80 | 51 |
| Year ended 3-31-2016 | 14.64 | -12.11 | 4 | 1.14 | 1.32 | 1.29 | 1.17 | 18 |
| Year ended 3-31-2015 | 16.94 | -7.58 | 5 | 1.12 | 0.64 | 1.26 | 0.50 | 28 |
| Year ended 3-31-2014 | 18.33 | 22.98 | 7 | 1.14 | 0.27 | 1.28 | 0.13 | 47 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.89 | 1.94 | 101 | 0.92[4] | 2.15[4] | 1.11[4] | 1.96[4] | 80 |
| Year ended 3-31-2018 | 18.53 | 6.94 | —* | 0.99 | 1.18 | 1.15 | 1.02 | 33 |
| Year ended 3-31-2017 | 17.57 | 20.81 | 1 | 1.00 | 1.41 | 1.16 | 1.25 | 51 |
| Year ended 3-31-2016 | 14.68 | -11.92 | 1 | 0.98 | 1.48 | 1.13 | 1.33 | 18 |
| Year ended 3-31-2015[6] | 16.95 | -8.72 | 1 | 0.95[4] | 0.72[4] | 1.09[4] | 0.58[4] | 28[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.34 | 1.61 | —* | 1.73[4] | 0.87[4] | 1.92[4] | 0.68[4] | 80 |
| Year ended 3-31-2018 | 18.05 | 6.13 | —* | 1.72 | 0.32 | 1.88 | 0.16 | 33 |
| Year ended 3-31-2017 | 17.13 | 19.96 | —* | 1.75 | 0.64 | 1.91 | 0.48 | 51 |
| Year ended 3-31-2016 | 14.32 | -12.53 | —* | 1.73 | 0.73 | 1.88 | 0.58 | 18 |
| Year ended 3-31-2015 | 16.47 | -8.19 | —* | 1.72 | 0.09 | 1.86 | -0.05 | 28 |
| Year ended 3-31-2014 | 17.94 | 22.30 | —* | 1.72 | -0.28 | 1.86 | -0.42 | 47 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.65 | 1.80 | 2 | 1.40[4] | 1.19[4] | 1.59[4] | 1.00[4] | 80 |
| Year ended 3-31-2018 | 18.33 | 6.48 | 2 | 1.39 | 0.66 | 1.55 | 0.50 | 33 |
| Year ended 3-31-2017 | 17.39 | 20.38 | 2 | 1.41 | 1.00 | 1.57 | 0.84 | 51 |
| Year ended 3-31-2016 | 14.53 | -12.32 | 2 | 1.40 | 1.13 | 1.55 | 0.98 | 18 |
| Year ended 3-31-2015 | 16.77 | -7.86 | 3 | 1.38 | 0.41 | 1.52 | 0.27 | 28 |
| Year ended 3-31-2014 | 18.20 | 22.76 | 4 | 1.35 | -0.04 | 1.49 | -0.18 | 47 |

*(4) Annualized.*

*(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

*(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN CORE BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.57 | $ 0.15 | $ (0.14) | $ 0.01 | $ (0.16) | $— | $ (0.16) |
| Year ended 3-31-2018 | 10.62 | 0.28 | (0.04) | 0.24 | (0.29) | — | (0.29) |
| Year ended 3-31-2017 | 10.54 | 0.24 | 0.11 | 0.35 | (0.27) | — | (0.27) |
| Year ended 3-31-2016 | 10.78 | 0.24 | (0.22) | 0.02 | (0.26) | — | (0.26) |
| Year ended 3-31-2015 | 10.46 | 0.23 | 0.35 | 0.58 | (0.26) | — | (0.26) |
| Year ended 3-31-2014 | 10.71 | 0.24 | (0.19) | 0.05 | (0.30) | — | (0.30) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.11 | (0.14) | (0.03) | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 10.62 | 0.18 | (0.04) | 0.14 | (0.19) | — | (0.19) |
| Year ended 3-31-2017 | 10.54 | 0.14 | 0.10 | 0.24 | (0.16) | — | (0.16) |
| Year ended 3-31-2016 | 10.78 | 0.14 | (0.22) | (0.08) | (0.16) | — | (0.16) |
| Year ended 3-31-2015 | 10.46 | 0.13 | 0.35 | 0.48 | (0.16) | — | (0.16) |
| Year ended 3-31-2014 | 10.71 | 0.15 | (0.20) | (0.05) | (0.20) | — | (0.20) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.12 | (0.15) | (0.03) | (0.12) | — | (0.12) |
| Year ended 3-31-2018 | 10.62 | 0.20 | (0.04) | 0.16 | (0.21) | — | (0.21) |
| Year ended 3-31-2017 | 10.54 | 0.17 | 0.10 | 0.27 | (0.19) | — | (0.19) |
| Year ended 3-31-2016 | 10.78 | 0.16 | (0.22) | (0.06) | (0.18) | — | (0.18) |
| Year ended 3-31-2015 | 10.46 | 0.15 | 0.35 | 0.50 | (0.18) | — | (0.18) |
| Year ended 3-31-2014 | 10.71 | 0.17 | (0.21) | (0.04) | (0.21) | — | (0.21) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.15 | (0.14) | 0.01 | (0.16) | — | (0.16) |
| Year ended 3-31-2018 | 10.62 | 0.28 | (0.04) | 0.24 | (0.29) | — | (0.29) |
| Year ended 3-31-2017 | 10.54 | 0.25 | 0.10 | 0.35 | (0.27) | — | (0.27) |
| Year ended 3-31-2016 | 10.78 | 0.24 | (0.23) | 0.01 | (0.25) | — | (0.25) |
| Year ended 3-31-2015 | 10.46 | 0.22 | 0.35 | 0.57 | (0.25) | — | (0.25) |
| Year ended 3-31-2014 | 10.71 | 0.24 | (0.20) | 0.04 | (0.29) | — | (0.29) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.18 | (0.15) | 0.03 | (0.18) | — | (0.18) |
| Year ended 3-31-2018 | 10.62 | 0.33 | (0.04) | 0.29 | (0.34) | — | (0.34) |
| Year ended 3-31-2017 | 10.54 | 0.29 | 0.09 | 0.38 | (0.30) | — | (0.30) |
| Year ended 3-31-2016 | 10.78 | 0.27 | (0.22) | 0.05 | (0.29) | — | (0.29) |
| Year ended 3-31-2015 | 10.46 | 0.26 | 0.35 | 0.61 | (0.29) | — | (0.29) |
| Year ended 3-31-2014 | 10.71 | 0.28 | (0.20) | 0.08 | (0.33) | — | (0.33) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.18 | (0.15) | 0.03 | (0.18) | — | (0.18) |
| Year ended 3-31-2018 | 10.62 | 0.33 | (0.04) | 0.29 | (0.34) | — | (0.34) |
| Year ended 3-31-2017 | 10.54 | 0.30 | 0.10 | 0.40 | (0.32) | — | (0.32) |
| Year ended 3-31-2016 | 10.78 | 0.29 | (0.23) | 0.06 | (0.30) | — | (0.30) |
| Year ended 3-31-2015[6] | 10.58 | 0.18 | 0.22 | 0.40 | (0.20) | — | (0.20) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.14 | (0.15) | (0.01) | (0.14) | — | (0.14) |
| Year ended 3-31-2018 | 10.62 | 0.25 | (0.03) | 0.22 | (0.27) | — | (0.27) |
| Year ended 3-31-2017 | 10.54 | 0.22 | 0.10 | 0.32 | (0.24) | — | (0.24) |
| Year ended 3-31-2016 | 10.78 | 0.20 | (0.21) | (0.02) | (0.22) | — | (0.22) |
| Year ended 3-31-2015 | 10.46 | 0.20 | 0.35 | 0.55 | (0.23) | — | (0.23) |
| Year ended 3-31-2014 | 10.71 | 0.21 | (0.19) | 0.02 | (0.27) | — | (0.27) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.57 | 0.16 | (0.15) | 0.01 | (0.16) | — | (0.16) |
| Year ended 3-31-2018 | 10.62 | 0.29 | (0.04) | 0.25 | (0.30) | — | (0.30) |
| Year ended 3-31-2017 | 10.54 | 0.26 | 0.10 | 0.36 | (0.28) | — | (0.28) |
| Year ended 3-31-2016 | 10.78 | 0.25 | (0.23) | 0.02 | (0.26) | — | (0.26) |
| Year ended 3-31-2015 | 10.46 | 0.23 | 0.35 | 0.58 | (0.26) | — | (0.26) |
| Year ended 3-31-2014 | 10.71 | 0.25 | (0.20) | 0.05 | (0.30) | — | (0.30) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $10.42 | 0.05% | $ 176 | 1.04%[4] | 2.85%[4] | 1.08%[4] | 2.81%[4] | 45% |
| Year ended 3-31-2018 | 10.57 | 2.26 | 200 | 1.04 | 2.60 | 1.07 | 2.57 | 163 |
| Year ended 3-31-2017 | 10.62 | 3.30 | 206 | 1.05 | 2.28 | 1.06 | 2.27 | 190 |
| Year ended 3-31-2016 | 10.54 | 0.21 | 704 | 1.02 | 2.32 | — | — | 213 |
| Year ended 3-31-2015 | 10.78 | 5.58 | 695 | 1.02 | 2.17 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.48 | 561 | 1.04 | 2.35 | — | — | 202 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | -0.33 | 3 | 1.80[4] | 2.10[4] | 1.83[4] | 2.07[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 1.33 | 3 | 1.96 | 1.68 | 1.99 | 1.65 | 163 |
| Year ended 3-31-2017 | 10.62 | 2.32 | 5 | 2.02 | 1.33 | 2.03 | 1.32 | 190 |
| Year ended 3-31-2016 | 10.54 | -0.73 | 7 | 1.96 | 1.37 | — | — | 213 |
| Year ended 3-31-2015 | 10.78 | 4.56 | 6 | 2.00 | 1.19 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | -0.45 | 7 | 1.98 | 1.45 | — | — | 202 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | -0.28 | 13 | 1.70[4] | 2.20[4] | 1.73[4] | 2.17[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 1.51 | 16 | 1.77 | 1.87 | 1.80 | 1.84 | 163 |
| Year ended 3-31-2017 | 10.62 | 2.59 | 26 | 1.76 | 1.60 | 1.77 | 1.59 | 190 |
| Year ended 3-31-2016 | 10.54 | -0.55 | 33 | 1.78 | 1.56 | — | — | 213 |
| Year ended 3-31-2015 | 10.78 | 4.76 | 28 | 1.80 | 1.38 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | -0.31 | 21 | 1.82 | 1.61 | — | — | 202 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | 0.07 | 4 | 1.02[4] | 2.88[4] | 1.27[4] | 2.63[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 2.27 | 4 | 1.03 | 2.61 | 1.24 | 2.40 | 163 |
| Year ended 3-31-2017 | 10.62 | 3.31 | 4 | 1.05 | 2.31 | 1.23 | 2.13 | 190 |
| Year ended 3-31-2016 | 10.54 | 0.15 | 4 | 1.08 | 2.26 | 1.32 | 2.02 | 213 |
| Year ended 3-31-2015 | 10.78 | 5.45 | 4 | 1.14 | 2.05 | 1.35 | 1.84 | 182 |
| Year ended 3-31-2014 | 10.46 | 0.38 | 4 | 1.14 | 2.26 | 1.35 | 2.05 | 202 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | 0.31 | 558 | 0.54[4] | 3.36[4] | 0.74[4] | 3.16[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 2.77 | 525 | 0.54 | 3.10 | 0.74 | 2.90 | 163 |
| Year ended 3-31-2017 | 10.62 | 3.68 | 458 | 0.69 | 2.70 | 0.74 | 2.65 | 190 |
| Year ended 3-31-2016 | 10.54 | 0.49 | 14 | 0.74 | 2.58 | — | — | 213 |
| Year ended 3-31-2015 | 10.78 | 5.90 | 7 | 0.74 | 2.44 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.77 | 4 | 0.76 | 2.65 | — | — | 202 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | 0.30 | 147 | 0.54[4] | 3.35[4] | 0.58[4] | 3.31[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 2.77 | 195 | 0.54 | 3.10 | 0.58 | 3.06 | 163 |
| Year ended 3-31-2017 | 10.62 | 3.80 | 2 | 0.58 | 2.77 | 0.59 | 2.76 | 190 |
| Year ended 3-31-2016 | 10.54 | 0.64 | 2 | 0.59 | 2.75 | — | — | 213 |
| Year ended 3-31-2015[6] | 10.78 | 3.81 | 1 | 0.58[4] | 2.54[4] | — | — | 182[7] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | -0.09 | 1 | 1.30[4] | 2.59[4] | 1.33[4] | 2.56[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 2.04 | 2 | 1.29 | 2.31 | 1.32 | 2.28 | 163 |
| Year ended 3-31-2017 | 10.62 | 3.04 | 8 | 1.32 | 2.07 | 1.33 | 2.06 | 190 |
| Year ended 3-31-2016 | 10.54 | -0.11 | 3 | 1.34 | 1.89 | — | — | 213 |
| Year ended 3-31-2015 | 10.78 | 5.27 | —* | 1.32 | 1.87 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.18 | —* | 1.35 | 2.04 | — | — | 202 |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 10.42 | 0.10 | 5 | 0.94[4] | 2.96[4] | 0.98[4] | 2.92[4] | 45 |
| Year ended 3-31-2018 | 10.57 | 2.35 | 5 | 0.95 | 2.69 | 0.98 | 2.66 | 163 |
| Year ended 3-31-2017 | 10.62 | 3.39 | 5 | 0.97 | 2.39 | 0.98 | 2.38 | 190 |
| Year ended 3-31-2016 | 10.54 | 0.26 | 3 | 0.98 | 2.35 | — | — | 213 |
| Year ended 3-31-2015 | 10.78 | 5.62 | 3 | 0.99 | 2.20 | — | — | 182 |
| Year ended 3-31-2014 | 10.46 | 0.51 | 3 | 1.00 | 2.42 | — | — | 202 |

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP CORE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $18.29 | $(0.06) | $ 3.06 | $ 3.00 | $ — | $ — | $ — |
| Year ended 3-31-2018 | 17.66 | (0.04) | 1.09 | 1.05 | — | (0.42) | (0.42) |
| Year ended 3-31-2017 | 14.38 | (0.05) | 4.14 | 4.09 | — | (0.81) | (0.81) |
| Year ended 3-31-2016 | 17.47 | (0.07) | (0.87) | (0.94) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 18.32 | (0.04) | 0.99 | 0.95 | — | (1.80) | (1.80) |
| Year ended 3-31-2014 | 17.23 | (0.11) | 3.55 | 3.44 | (0.07) | (2.28) | (2.35) |
| **Class B Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.79 | (0.11) | 2.46 | 2.35 | — | — | — |
| Year ended 3-31-2018 | 14.45 | (0.16) | 0.88 | 0.72 | — | (0.38) | (0.38) |
| Year ended 3-31-2017 | 11.92 | (0.17) | 3.43 | 3.26 | — | (0.73) | (0.73) |
| Year ended 3-31-2016 | 15.01 | (0.19) | (0.75) | (0.94) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 16.10 | (0.18) | 0.84 | 0.66 | — | (1.75) | (1.75) |
| Year ended 3-31-2014 | 15.39 | (0.25) | 3.14 | 2.89 | (0.02) | (2.16) | (2.18) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.81 | (0.11) | 2.64 | 2.53 | — | — | — |
| Year ended 3-31-2018 | 15.39 | (0.16) | 0.97 | 0.81 | — | (0.39) | (0.39) |
| Year ended 3-31-2017 | 12.64 | (0.14) | 3.64 | 3.50 | — | (0.75) | (0.75) |
| Year ended 3-31-2016 | 15.74 | (0.16) | (0.79) | (0.95) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 16.76 | (0.14) | 0.89 | 0.75 | — | (1.77) | (1.77) |
| Year ended 3-31-2014 | 15.94 | (0.21) | 3.26 | 3.05 | (0.04) | (2.19) | (2.23) |
| **Class E Shares[6]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.02 | (0.03) | 3.18 | 3.15 | — | — | — |
| Year ended 3-31-2018 | 18.32 | 0.00* | 1.14 | 1.14 | — | (0.44) | (0.44) |
| Year ended 3-31-2017 | 14.87 | 0.00* | 4.30 | 4.30 | — | (0.85) | (0.85) |
| Year ended 3-31-2016 | 17.93 | (0.02) | (0.89) | (0.91) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 18.76 | 0.03 | 1.01 | 1.04 | — | (1.87) | (1.87) |
| Year ended 3-31-2014 | 17.59 | (0.04) | 3.63 | 3.59 | (0.09) | (2.33) | (2.42) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.79 | (0.01) | 3.30 | 3.29 | — | — | — |
| Year ended 3-31-2018 | 19.03 | 0.00* | 1.20 | 1.20 | — | (0.44) | (0.44) |
| Year ended 3-31-2017 | 15.42 | 0.01 | 4.46 | 4.47 | — | (0.86) | (0.86) |
| Year ended 3-31-2016 | 18.49 | 0.00* | (0.92) | (0.92) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 19.29 | 0.05 | 1.04 | 1.09 | — | (1.89) | (1.89) |
| Year ended 3-31-2014 | 18.03 | (0.02) | 3.72 | 3.70 | (0.10) | (2.34) | (2.44) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.96 | 0.00* | 3.33 | 3.33 | — | — | — |
| Year ended 3-31-2018 | 19.17 | 0.03 | 1.21 | 1.24 | — | (0.45) | (0.45) |
| Year ended 3-31-2017 | 15.52 | 0.04 | 4.49 | 4.53 | — | (0.88) | (0.88) |
| Year ended 3-31-2016 | 18.56 | 0.02 | (0.91) | (0.89) | — | (2.15) | (2.15) |
| Year ended 3-31-2015[7] | 18.96 | 0.08 | 1.36 | 1.44 | — | (1.84) | (1.84) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.18 | (0.08) | 3.04 | 2.96 | — | — | — |
| Year ended 3-31-2018 | 17.58 | (0.11) | 1.12 | 1.01 | — | (0.41) | (0.41) |
| Year ended 3-31-2017 | 14.33 | (0.09) | 4.13 | 4.04 | — | (0.79) | (0.79) |
| Year ended 3-31-2016 | 17.44 | (0.10) | (0.86) | (0.96) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 18.31 | (0.06) | 0.98 | 0.92 | — | (1.79) | (1.79) |
| Year ended 3-31-2014 | 17.23 | (0.13) | 3.54 | 3.41 | (0.07) | (2.26) | (2.33) |
| **Class T Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.33 | (0.03) | 3.06 | 3.03 | — | — | — |
| Year ended 3-31-2018[8] | 17.97 | (0.08) | 0.86 | 0.78 | — | (0.42) | (0.42) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 19.20 | (0.05) | 3.21 | 3.16 | — | — | — |
| Year ended 3-31-2018 | 18.51 | (0.03) | 1.15 | 1.12 | — | (0.43) | (0.43) |
| Year ended 3-31-2017 | 15.03 | (0.03) | 4.34 | 4.31 | — | (0.83) | (0.83) |
| Year ended 3-31-2016 | 18.12 | (0.05) | (0.89) | (0.94) | — | (2.15) | (2.15) |
| Year ended 3-31-2015 | 18.94 | (0.02) | 1.04 | 1.02 | — | (1.84) | (1.84) |
| Year ended 3-31-2014 | 17.74 | (0.07) | 3.66 | 3.59 | (0.08) | (2.31) | (2.39) |

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 21.29 | 16.34% | $203 | 1.41%[4] | -0.54%[4] | 1.42%[4] | -0.55%[4] | 54% |
| Year ended 3-31-2018 | 18.29 | 5.97 | 186 | 1.46 | -0.24 | — | — | 119 |
| Year ended 3-31-2017 | 17.66 | 28.52 | 200 | 1.50 | -0.28 | — | — | 133 |
| Year ended 3-31-2016 | 14.38 | -5.11 | 193 | 1.56 | -0.45 | — | — | 135 |
| Year ended 3-31-2015 | 17.47 | 5.74 | 240 | 1.54 | -0.20 | — | — | 106 |
| Year ended 3-31-2014 | 18.32 | 21.10 | 244 | 1.57 | -0.62 | — | — | 61 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.14 | 15.89 | 3 | 2.25[4] | -1.39[4] | 2.26[4] | -1.40[4] | 54 |
| Year ended 3-31-2018 | 14.79 | 4.91 | 3 | 2.39 | -1.06 | — | — | 119 |
| Year ended 3-31-2017 | 14.45 | 27.39 | 5 | 2.44 | -1.26 | — | — | 133 |
| Year ended 3-31-2016 | 11.92 | -5.99 | 2 | 2.51 | -1.39 | — | — | 135 |
| Year ended 3-31-2015 | 15.01 | 4.68 | 3 | 2.50 | -1.17 | — | — | 106 |
| Year ended 3-31-2014 | 16.10 | 19.87 | 4 | 2.58 | -1.63 | — | — | 61 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.34 | 16.00 | 39 | 2.07[4] | -1.19[4] | 2.08[4] | -1.20[4] | 54 |
| Year ended 3-31-2018 | 15.81 | 5.21 | 33 | 2.14 | -0.97 | — | — | 119 |
| Year ended 3-31-2017 | 15.39 | 27.72 | 33 | 2.17 | -0.99 | — | — | 133 |
| Year ended 3-31-2016 | 12.64 | -5.77 | 14 | 2.23 | -1.11 | — | — | 135 |
| Year ended 3-31-2015 | 15.74 | 5.02 | 18 | 2.21 | -0.89 | — | — | 106 |
| Year ended 3-31-2014 | 16.76 | 20.24 | 19 | 2.25 | -1.30 | — | — | 61 |
| **Class E Shares[6]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.17 | 16.56 | —* | 1.17[4] | -0.30[4] | 1.18[4] | -0.31[4] | 54 |
| Year ended 3-31-2018 | 19.02 | 6.17 | —* | 1.19 | -0.01 | — | — | 119 |
| Year ended 3-31-2017 | 18.32 | 28.97 | —* | 1.21 | — | — | — | 133 |
| Year ended 3-31-2016 | 14.87 | -4.80 | —* | 1.22 | -0.12 | — | — | 135 |
| Year ended 3-31-2015 | 17.93 | 6.08 | —* | 1.21 | 0.14 | — | — | 106 |
| Year ended 3-31-2014 | 18.76 | 21.56 | —* | 1.21 | -0.26 | — | — | 61 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.08 | 16.63 | 428 | 1.01[4] | -0.13[4] | 1.09[4] | -0.21[4] | 54 |
| Year ended 3-31-2018 | 19.79 | 6.29 | 333 | 1.10 | -0.02 | — | — | 119 |
| Year ended 3-31-2017 | 19.03 | 29.05 | 253 | 1.10 | 0.03 | — | — | 133 |
| Year ended 3-31-2016 | 15.42 | -4.71 | 25 | 1.12 | — | — | — | 135 |
| Year ended 3-31-2015 | 18.49 | 6.20 | 29 | 1.10 | 0.26 | — | — | 106 |
| Year ended 3-31-2014 | 19.29 | 21.67 | 26 | 1.10 | -0.15 | — | — | 61 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.29 | 16.68 | 67 | 0.91[4] | -0.01[4] | 0.93[4] | -0.03[4] | 54 |
| Year ended 3-31-2018 | 19.96 | 6.45 | 43 | 0.94 | 0.16 | — | — | 119 |
| Year ended 3-31-2017 | 19.17 | 29.25 | 9 | 0.95 | 0.22 | — | — | 133 |
| Year ended 3-31-2016 | 15.52 | -4.52 | 4 | 0.96 | 0.13 | — | — | 135 |
| Year ended 3-31-2015[7] | 18.56 | 8.17 | 3 | 0.96[4] | 0.70[4] | — | — | 106[9] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.14 | 16.28 | 16 | 1.66[4] | -0.76[4] | 1.67[4] | -0.77[4] | 54 |
| Year ended 3-31-2018 | 18.18 | 5.69 | 11 | 1.68 | -0.62 | — | — | 119 |
| Year ended 3-31-2017 | 17.58 | 28.27 | 6 | 1.69 | -0.51 | — | — | 133 |
| Year ended 3-31-2016 | 14.33 | -5.24 | 3 | 1.72 | -0.66 | — | — | 135 |
| Year ended 3-31-2015 | 17.44 | 5.57 | 2 | 1.70 | -0.32 | — | — | 106 |
| Year ended 3-31-2014 | 18.31 | 20.91 | 1 | 1.70 | -0.78 | — | — | 61 |
| **Class T Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.36 | 16.53 | —* | 1.16[4] | -0.29[4] | 1.17[4] | -0.30[4] | 54 |
| Year ended 3-31-2018[8] | 18.33 | 4.31 | —* | 1.19[4] | -0.57[4] | — | — | 119[10] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.36 | 16.46 | 24 | 1.33[4] | -0.44[4] | 1.33[4] | -0.44[4] | 54 |
| Year ended 3-31-2018 | 19.20 | 6.00 | 18 | 1.36 | -0.16 | — | — | 119 |
| Year ended 3-31-2017 | 18.51 | 28.74 | 22 | 1.35 | -0.20 | — | — | 133 |
| Year ended 3-31-2016 | 15.03 | -4.92 | 7 | 1.37 | -0.30 | — | — | 135 |
| Year ended 3-31-2015 | 18.12 | 5.93 | 10 | 1.36 | -0.09 | — | — | 106 |
| Year ended 3-31-2014 | 18.94 | 21.35 | 10 | 1.33 | -0.39 | — | — | 61 |

(6) Class is closed to investment.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP GROWTH FUND

| | Net Asset Value, Beginning of Period | Net Investment Loss[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 18.63 | $(0.08) | $2.82 | $ 2.74 | $ — | $ — | $ — |
| Year ended 3-31-2018 | 17.23 | (0.15) | 3.56 | 3.41 | — | (2.01) | (2.01) |
| Year ended 3-31-2017 | 14.81 | (0.13) | 3.58 | 3.45 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 18.71 | (0.14) | (1.43) | (1.57) | — | (2.33) | (2.33) |
| Year ended 3-31-2015 | 18.51 | (0.14) | 1.52 | 1.38 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 16.33 | (0.19) | 4.04 | 3.85 | — | (1.67) | (1.67) |
| **Class B Shares**[5] | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 13.55 | (0.13) | 2.05 | 1.92 | — | — | — |
| Year ended 3-31-2018 | 13.11 | (0.23) | 2.66 | 2.43 | — | (1.99) | (1.99) |
| Year ended 3-31-2017 | 11.57 | (0.21) | 2.78 | 2.57 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 15.28 | (0.23) | (1.15) | (1.38) | — | (2.33) | (2.33) |
| Year ended 3-31-2015 | 15.47 | (0.25) | 1.24 | 0.99 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 13.95 | (0.30) | 3.42 | 3.12 | — | (1.60) | (1.60) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 14.97 | (0.12) | 2.26 | 2.14 | — | — | — |
| Year ended 3-31-2018 | 14.28 | (0.24) | 2.92 | 2.68 | — | (1.99) | (1.99) |
| Year ended 3-31-2017 | 12.50 | (0.20) | 3.01 | 2.81 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 16.27 | (0.21) | (1.23) | (1.44) | — | (2.33) | (2.33) |
| Year ended 3-31-2015 | 16.35 | (0.23) | 1.33 | 1.10 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 14.63 | (0.28) | 3.60 | 3.32 | — | (1.60) | (1.60) |
| **Class E Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.46 | (0.08) | 2.79 | 2.71 | — | — | — |
| Year ended 3-31-2018 | 17.09 | (0.15) | 3.53 | 3.38 | — | (2.01) | (2.01) |
| Year ended 3-31-2017 | 14.70 | (0.14) | 3.56 | 3.42 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 18.60 | (0.14) | (1.43) | (1.57) | — | (2.33) | (2.33) |
| Year ended 3-31-2015 | 18.43 | (0.16) | 1.51 | 1.35 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 16.27 | (0.22) | 4.03 | 3.81 | — | (1.65) | (1.65) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.36 | (0.06) | 3.68 | 3.62 | — | — | — |
| Year ended 3-31-2018 | 21.96 | (0.12) | 4.58 | 4.46 | — | (2.06) | (2.06) |
| Year ended 3-31-2017 | 18.57 | (0.10) | 4.52 | 4.42 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 22.77 | (0.09) | (1.77) | (1.86) | (0.01) | (2.33) | (2.34) |
| Year ended 3-31-2015 | 22.19 | (0.09) | 1.85 | 1.76 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 19.26 | (0.15) | 4.80 | 4.65 | — | (1.72) | (1.72) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.49 | (0.05) | 3.72 | 3.67 | — | — | — |
| Year ended 3-31-2018 | 22.06 | (0.09) | 4.60 | 4.51 | — | (2.08) | (2.08) |
| Year ended 3-31-2017 | 18.62 | (0.07) | 4.54 | 4.47 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 22.79 | (0.06) | (1.77) | (1.83) | (0.01) | (2.33) | (2.34) |
| Year ended 3-31-2015[6] | 20.97 | (0.02) | 3.02 | 3.00 | — | (1.18) | (1.18) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.27 | (0.11) | 2.76 | 2.65 | — | — | — |
| Year ended 3-31-2018 | 16.97 | (0.20) | 3.49 | 3.29 | — | (1.99) | (1.99) |
| Year ended 3-31-2017 | 14.63 | (0.17) | 3.54 | 3.37 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 18.55 | (0.17) | (1.42) | (1.59) | — | (2.33) | (2.33) |
| Year ended 3-31-2015 | 18.41 | (0.18) | 1.50 | 1.32 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 16.26 | (0.23) | 4.02 | 3.79 | — | (1.64) | (1.64) |
| **Class T Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 18.63 | (0.06) | 2.82 | 2.76 | — | — | — |
| Year ended 3-31-2018[7] | 18.21 | (0.08) | 2.52 | 2.44 | — | (2.02) | (2.02) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.00 | (0.10) | 3.48 | 3.38 | — | — | — |
| Year ended 3-31-2018 | 20.85 | (0.17) | 4.34 | 4.17 | — | (2.02) | (2.02) |
| Year ended 3-31-2017 | 17.72 | (0.14) | 4.30 | 4.16 | — | (1.03) | (1.03) |
| Year ended 3-31-2016 | 21.88 | (0.13) | (1.70) | (1.83) | — | (2.33) | (2.33) |
| Year ended 3-31-2015 | 21.42 | (0.14) | 1.78 | 1.64 | — | (1.18) | (1.18) |
| Year ended 3-31-2014 | 18.66 | (0.20) | 4.64 | 4.44 | — | (1.68) | (1.68) |

\* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *Annualized.*

(5) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $ 21.37 | 14.71% | $ 1,141 | 1.32%[4] | -0.81%[4] | —% | —% | 31% |
| Year ended 3-31-2018 | 18.63 | 20.69 | 1,026 | 1.35 | -0.80 | — | — | 43 |
| Year ended 3-31-2017 | 17.23 | 23.58 | 236 | 1.41 | -0.81 | — | — | 53 |
| Year ended 3-31-2016 | 14.81 | -8.91 | 325 | 1.44 | -0.80 | — | — | 43 |
| Year ended 3-31-2015 | 18.71 | 8.03 | 384 | 1.43 | -0.80 | — | — | 43 |
| Year ended 3-31-2014 | 18.51 | 24.27 | 406 | 1.43 | -1.07 | — | — | 45 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 15.47 | 14.17 | 9 | 2.23[4] | -1.72[4] | 2.30[4] | -1.79[4] | 31 |
| Year ended 3-31-2018 | 13.55 | 19.67 | 10 | 2.23 | -1.70 | — | — | 43 |
| Year ended 3-31-2017 | 13.11 | 22.55 | 8 | 2.24 | -1.66 | — | — | 53 |
| Year ended 3-31-2016 | 11.57 | -9.71 | 8 | 2.32 | -1.69 | — | — | 43 |
| Year ended 3-31-2015 | 15.28 | 7.07 | 11 | 2.31 | -1.69 | — | — | 43 |
| Year ended 3-31-2014 | 15.47 | 23.14 | 13 | 2.34 | -1.99 | — | — | 45 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 17.11 | 14.29 | 103 | 2.03[4] | -1.52[4] | 2.04[4] | -1.53[4] | 31 |
| Year ended 3-31-2018 | 14.97 | 19.82 | 99 | 2.06 | -1.57 | — | — | 43 |
| Year ended 3-31-2017 | 14.28 | 22.80 | 176 | 2.07 | -1.49 | — | — | 53 |
| Year ended 3-31-2016 | 12.50 | -9.48 | 166 | 2.07 | -1.43 | — | — | 43 |
| Year ended 3-31-2015 | 16.27 | 7.36 | 207 | 2.07 | -1.44 | — | — | 43 |
| Year ended 3-31-2014 | 16.35 | 23.43 | 225 | 2.08 | -1.73 | — | — | 45 |
| **Class E Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.17 | 14.68 | 11 | 1.35[4] | -0.84[4] | 1.51[4] | -1.00[4] | 31 |
| Year ended 3-31-2018 | 18.46 | 20.68 | 10 | 1.37[10] | -0.83 | 1.61 | -1.07 | 43 |
| Year ended 3-31-2017 | 17.09 | 23.55 | 8 | 1.43 | -0.85 | 1.71 | -1.13 | 53 |
| Year ended 3-31-2016 | 14.70 | -8.96 | 6 | 1.49 | -0.86 | 1.73 | -1.10 | 43 |
| Year ended 3-31-2015 | 18.60 | 7.90 | 6 | 1.56 | -0.92 | 1.79 | -1.15 | 43 |
| Year ended 3-31-2014 | 18.43 | 24.13 | 5 | 1.56 | -1.21 | 1.87 | -1.52 | 45 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.98 | 14.86 | 937 | 0.99[4] | -0.48[4] | 1.04[4] | -0.53[4] | 31 |
| Year ended 3-31-2018 | 24.36 | 21.04 | 717 | 1.07 | -0.53 | — | — | 43 |
| Year ended 3-31-2017 | 21.96 | 24.03 | 313 | 1.07 | -0.51 | — | — | 53 |
| Year ended 3-31-2016 | 18.57 | -8.59 | 169 | 1.06 | -0.43 | — | — | 43 |
| Year ended 3-31-2015 | 22.77 | 8.42 | 214 | 1.06 | -0.43 | — | — | 43 |
| Year ended 3-31-2014 | 22.19 | 24.78 | 246 | 1.06 | -0.71 | — | — | 45 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 28.16 | 14.94 | 156 | 0.88[4] | -0.37[4] | — | — | 31 |
| Year ended 3-31-2018 | 24.49 | 21.25 | 110 | 0.91 | -0.38 | — | — | 43 |
| Year ended 3-31-2017 | 22.06 | 24.24 | 69 | 0.91 | -0.34 | — | — | 53 |
| Year ended 3-31-2016 | 18.62 | -8.46 | 23 | 0.91 | -0.28 | — | — | 43 |
| Year ended 3-31-2015[6] | 22.79 | 14.83 | 22 | 0.90[4] | -0.12[4] | — | — | 43[8] |
| **Class R Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 20.92 | 14.56 | 70 | 1.62[4] | -1.11[4] | — | — | 31 |
| Year ended 3-31-2018 | 18.27 | 20.29 | 57 | 1.66 | -1.11 | — | — | 43 |
| Year ended 3-31-2017 | 16.97 | 23.32 | 48 | 1.66 | -1.08 | — | — | 53 |
| Year ended 3-31-2016 | 14.63 | -9.10 | 42 | 1.66 | -1.03 | — | — | 43 |
| Year ended 3-31-2015 | 18.55 | 7.74 | 45 | 1.66 | -1.02 | — | — | 43 |
| Year ended 3-31-2014 | 18.41 | 23.99 | 42 | 1.66 | -1.30 | — | — | 45 |
| **Class T Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.39 | 14.82 | —* | 1.12[4] | -0.61[4] | — | — | 31 |
| Year ended 3-31-2018[7] | 18.63 | 14.29 | —* | 1.19[4] | -0.61[4] | — | — | 43[9] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.38 | 14.74 | 172 | 1.27[4] | -0.77[4] | — | — | 31 |
| Year ended 3-31-2018 | 23.00 | 20.75 | 141 | 1.31 | -0.77 | — | — | 43 |
| Year ended 3-31-2017 | 20.85 | 23.71 | 135 | 1.31 | -0.71 | — | — | 53 |
| Year ended 3-31-2016 | 17.72 | -8.80 | 205 | 1.31 | -0.67 | — | — | 43 |
| Year ended 3-31-2015 | 21.88 | 8.16 | 262 | 1.30 | -0.68 | — | — | 43 |
| Year ended 3-31-2014 | 21.42 | 24.45 | 276 | 1.30 | -0.95 | — | — | 45 |

*(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

*(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.*

*(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

*(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.*

*(10) Expense ratio based on the period excluding reorganization expenses was 1.36%.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY TAX-MANAGED EQUITY FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[(1)] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $25.69 | $ (0.01) | $ 3.76 | $ 3.75 | $— | $ — | $ — |
| Year ended 3-31-2018 | 21.00 | 0.00* | 4.84 | 4.84 | — | (0.15) | (0.15) |
| Year ended 3-31-2017 | 18.68 | (0.07) | 2.39 | 2.32 | — | — | — |
| Year ended 3-31-2016 | 19.31 | (0.07) | (0.20) | (0.27) | — | (0.36) | (0.36) |
| Year ended 3-31-2015 | 16.84 | (0.02) | 2.86 | 2.84 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 14.13 | (0.05) | 3.23 | 3.18 | — | (0.47) | (0.47) |
| **Class B Shares[(5)]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.42 | (0.10) | 3.58 | 3.48 | — | — | — |
| Year ended 3-31-2018 | 20.13 | (0.18) | 4.62 | 4.44 | — | (0.15) | (0.15) |
| Year ended 3-31-2017 | 18.03 | (0.19) | 2.29 | 2.10 | — | — | — |
| Year ended 3-31-2016 | 18.73 | (0.20) | (0.21) | (0.41) | — | (0.29) | (0.29) |
| Year ended 3-31-2015 | 16.45 | (0.14) | 2.79 | 2.65 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 13.87 | (0.14) | 3.15 | 3.01 | — | (0.43) | (0.43) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.33 | (0.12) | 3.55 | 3.43 | — | — | — |
| Year ended 3-31-2018 | 20.06 | (0.19) | 4.61 | 4.42 | — | (0.15) | (0.15) |
| Year ended 3-31-2017 | 17.98 | (0.20) | 2.28 | 2.08 | — | — | — |
| Year ended 3-31-2016 | 18.69 | (0.21) | (0.21) | (0.42) | — | (0.29) | (0.29) |
| Year ended 3-31-2015 | 16.42 | (0.15) | 2.79 | 2.64 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 13.85 | (0.15) | 3.15 | 3.00 | — | (0.43) | (0.43) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.00 | 0.01 | 3.81 | 3.82 | — | — | — |
| Year ended 3-31-2018 | 21.22 | 0.04 | 4.89 | 4.93 | — | (0.15) | (0.15) |
| Year ended 3-31-2017 | 18.83 | (0.01) | 2.40 | 2.39 | — | — | — |
| Year ended 3-31-2016 | 19.47 | (0.03) | (0.21) | (0.24) | — | (0.40) | (0.40) |
| Year ended 3-31-2015 | 16.93 | 0.02 | 2.89 | 2.91 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 14.20 | 0.00 | 3.23 | 3.23 | — | (0.50) | (0.50) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 26.03 | 0.03 | 3.82 | 3.85 | — | — | — |
| Year ended 3-31-2018[(6)] | 22.01 | 0.04 | 4.13 | 4.17 | — | (0.15) | (0.15) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.73 | (0.02) | 3.78 | 3.76 | — | — | — |
| Year ended 3-31-2018 | 21.04 | (0.01) | 4.85 | 4.84 | — | (0.15) | (0.15) |
| Year ended 3-31-2017 | 18.71 | (0.06) | 2.39 | 2.33 | — | — | — |
| Year ended 3-31-2016 | 19.34 | (0.07) | (0.20) | (0.27) | — | (0.36) | (0.36) |
| Year ended 3-31-2015 | 16.86 | (0.03) | 2.88 | 2.85 | — | (0.37) | (0.37) |
| Year ended 3-31-2014 | 14.15 | (0.04) | 3.23 | 3.19 | — | (0.48) | (0.48) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $29.44 | 14.60% | $334 | 1.06%[4] | -0.10%[4] | —% | —% | 43% |
| Year ended 3-31-2018 | 25.69 | 23.12 | 301 | 1.07 | -0.01 | — | — | 34 |
| Year ended 3-31-2017 | 21.00 | 12.42 | 38 | 1.20 | -0.35 | — | — | 46 |
| Year ended 3-31-2016 | 18.68 | -1.51 | 107 | 1.22 | -0.35 | — | — | 21 |
| Year ended 3-31-2015 | 19.31 | 17.00 | 71 | 1.29 | -0.13 | — | — | 36 |
| Year ended 3-31-2014 | 16.84 | 22.65 | 40 | 1.43 | -0.30 | — | — | 32 |
| **Class B Shares[5]** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.90 | 14.24 | 2 | 1.69[4] | -0.74[4] | — | — | 43 |
| Year ended 3-31-2018 | 24.42 | 22.18 | 2 | 1.89 | -0.80 | — | — | 34 |
| Year ended 3-31-2017 | 20.13 | 11.65 | 1 | 1.91 | -1.03 | — | — | 46 |
| Year ended 3-31-2016 | 18.03 | -2.24 | 1 | 1.92 | -1.06 | — | — | 21 |
| Year ended 3-31-2015 | 18.73 | 16.25 | 1 | 1.95 | -0.82 | — | — | 36 |
| Year ended 3-31-2014 | 16.45 | 21.80 | 1 | 2.06 | -0.92 | — | — | 32 |
| **Class C Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 27.76 | 14.14 | 11 | 1.89[4] | -0.94[4] | — | — | 43 |
| Year ended 3-31-2018 | 24.33 | 22.11 | 10 | 1.93 | -0.84 | — | — | 34 |
| Year ended 3-31-2017 | 20.06 | 11.57 | 6 | 1.96 | -1.08 | — | — | 46 |
| Year ended 3-31-2016 | 17.98 | -2.30 | 6 | 2.01 | -1.13 | — | — | 21 |
| Year ended 3-31-2015 | 18.69 | 16.21 | 2 | 2.01 | -0.86 | — | — | 36 |
| Year ended 3-31-2014 | 16.42 | 21.76 | 2 | 2.09 | -0.96 | — | — | 32 |
| **Class I Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 29.82 | 14.69 | 310 | 0.89[4] | 0.06[4] | — | — | 43 |
| Year ended 3-31-2018 | 26.00 | 23.31 | 275 | 0.92 | 0.15 | — | — | 34 |
| Year ended 3-31-2017 | 21.22 | 12.69 | 72 | 0.96 | -0.04 | — | — | 46 |
| Year ended 3-31-2016 | 18.83 | -1.32 | 5 | 0.99 | -0.14 | — | — | 21 |
| Year ended 3-31-2015 | 19.47 | 17.33 | 4 | 1.04 | 0.10 | — | — | 36 |
| Year ended 3-31-2014 | 16.93 | 22.91 | 1 | 1.15 | -0.02 | — | — | 32 |
| **Class N Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 29.88 | 14.79 | —* | 0.74[4] | 0.20[4] | — | — | 43 |
| Year ended 3-31-2018[6] | 26.03 | 19.02 | —* | 0.78[4] | 0.22[4] | — | — | 34[7] |
| **Class Y Shares** | | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 29.49 | 14.61 | 1 | 1.06[4] | -0.11[4] | 1.13[4] | -0.18[4] | 43 |
| Year ended 3-31-2018 | 25.73 | 23.13 | 1 | 1.14[8] | -0.05 | 1.19 | -0.10 | 34 |
| Year ended 3-31-2017 | 21.04 | 12.45 | 1 | 1.20 | -0.31 | 1.21 | -0.32 | 46 |
| Year ended 3-31-2016 | 18.71 | -1.50 | 1 | 1.22 | -0.38 | 1.24 | -0.40 | 21 |
| Year ended 3-31-2015 | 19.34 | 17.04 | 1 | 1.29 | -0.16 | — | — | 36 |
| Year ended 3-31-2014 | 16.86 | 22.56 | 1 | 1.41 | -0.27 | — | — | 32 |

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 1.07%.

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY VALUE FUND

| | Net Asset Value, Beginning of Period | Net Investment Income (Loss)[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $23.27 | $0.14 | $2.10 | $2.24 | $(0.07) | $ — | $(0.07) |
| Year ended 3-31-2018 | 22.69 | 0.16 | 1.23 | 1.39 | (0.26) | (0.55) | (0.81) |
| Year ended 3-31-2017 | 19.72 | 0.20 | 3.25 | 3.45 | (0.33) | (0.15) | (0.48) |
| Year ended 3-31-2016 | 23.40 | 0.14 | (1.14) | (1.00) | (0.03) | (2.65) | (2.68) |
| Year ended 3-31-2015 | 23.82 | 0.12 | 1.25 | 1.37 | (0.06) | (1.73) | (1.79) |
| Year ended 3-31-2014 | 20.30 | 0.07 | 4.42 | 4.49 | (0.04) | (0.93) | (0.97) |
| **Class B Shares[4]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 21.53 | 0.02 | 1.94 | 1.96 | — | — | — |
| Year ended 3-31-2018 | 21.12 | 0.06 | 1.02 | 1.08 | (0.12) | (0.55) | (0.67) |
| Year ended 3-31-2017 | 18.39 | 0.00* | 3.02 | 3.02 | (0.14) | (0.15) | (0.29) |
| Year ended 3-31-2016 | 22.04 | (0.08) | (1.06) | (1.14) | — | (2.51) | (2.51) |
| Year ended 3-31-2015 | 22.53 | (0.10) | 1.19 | 1.09 | — | (1.58) | (1.58) |
| Year ended 3-31-2014 | 19.28 | (0.12) | 4.19 | 4.07 | — | (0.82) | (0.82) |
| **Class C Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 22.40 | 0.05 | 2.02 | 2.07 | — | — | — |
| Year ended 3-31-2018 | 21.92 | 0.15 | 1.04 | 1.19 | (0.16) | (0.55) | (0.71) |
| Year ended 3-31-2017 | 19.07 | 0.08 | 3.13 | 3.21 | (0.21) | (0.15) | (0.36) |
| Year ended 3-31-2016 | 22.73 | (0.01) | (1.11) | (1.12) | — | (2.54) | (2.54) |
| Year ended 3-31-2015 | 23.18 | (0.05) | 1.22 | 1.17 | — | (1.62) | (1.62) |
| Year ended 3-31-2014 | 19.80 | (0.09) | 4.31 | 4.22 | — | (0.84) | (0.84) |
| **Class E Shares[5]** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.37 | 0.16 | 2.13 | 2.29 | (0.11) | — | (0.11) |
| Year ended 3-31-2018 | 22.79 | 0.37 | 1.07 | 1.44 | (0.31) | (0.55) | (0.86) |
| Year ended 3-31-2017 | 19.81 | 0.27 | 3.24 | 3.51 | (0.38) | (0.15) | (0.53) |
| Year ended 3-31-2016 | 23.49 | 0.19 | (1.14) | (0.95) | (0.04) | (2.69) | (2.73) |
| Year ended 3-31-2015 | 23.90 | 0.17 | 1.27 | 1.44 | (0.10) | (1.75) | (1.85) |
| Year ended 3-31-2014 | 20.36 | 0.11 | 4.44 | 4.55 | (0.09) | (0.92) | (1.01) |
| **Class I Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.38 | 0.18 | 2.12 | 2.30 | (0.13) | — | (0.13) |
| Year ended 3-31-2018 | 22.80 | 0.24 | 1.22 | 1.46 | (0.33) | (0.55) | (0.88) |
| Year ended 3-31-2017 | 19.81 | 0.31 | 3.23 | 3.54 | (0.40) | (0.15) | (0.55) |
| Year ended 3-31-2016 | 23.50 | 0.20 | (1.13) | (0.93) | (0.05) | (2.71) | (2.76) |
| Year ended 3-31-2015 | 23.90 | 0.19 | 1.28 | 1.47 | (0.11) | (1.76) | (1.87) |
| Year ended 3-31-2014 | 20.36 | 0.14 | 4.44 | 4.58 | (0.11) | (0.93) | (1.04) |
| **Class N Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.45 | 0.20 | 2.13 | 2.33 | (0.16) | — | (0.16) |
| Year ended 3-31-2018 | 22.86 | 0.41 | 1.10 | 1.51 | (0.37) | (0.55) | (0.92) |
| Year ended 3-31-2017 | 19.87 | 0.33 | 3.25 | 3.58 | (0.44) | (0.15) | (0.59) |
| Year ended 3-31-2016 | 23.56 | 0.25 | (1.15) | (0.90) | (0.06) | (2.73) | (2.79) |
| Year ended 3-31-2015[6] | 24.96 | 0.18 | 0.25 | 0.43 | (0.10) | (1.73) | (1.83) |
| **Class R Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.22 | 0.10 | 2.10 | 2.20 | (0.02) | — | (0.02) |
| Year ended 3-31-2018 | 22.66 | 0.26 | 1.06 | 1.32 | (0.21) | (0.55) | (0.76) |
| Year ended 3-31-2017 | 19.70 | 0.17 | 3.23 | 3.40 | (0.29) | (0.15) | (0.44) |
| Year ended 3-31-2016 | 23.37 | 0.08 | (1.13) | (1.05) | (0.01) | (2.61) | (2.62) |
| Year ended 3-31-2015 | 23.79 | 0.05 | 1.26 | 1.31 | (0.01) | (1.72) | (1.73) |
| Year ended 3-31-2014 | 20.28 | 0.01 | 4.41 | 4.42 | (0.01) | (0.90) | (0.91) |
| **Class Y Shares** | | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.31 | 0.14 | 2.13 | 2.27 | (0.09) | — | (0.09) |
| Year ended 3-31-2018 | 22.73 | 0.34 | 1.05 | 1.39 | (0.26) | (0.55) | (0.81) |
| Year ended 3-31-2017 | 19.77 | 0.26 | 3.21 | 3.47 | (0.36) | (0.15) | (0.51) |
| Year ended 3-31-2016 | 23.45 | 0.15 | (1.13) | (0.98) | (0.03) | (2.67) | (2.70) |
| Year ended 3-31-2015 | 23.86 | 0.14 | 1.26 | 1.40 | (0.07) | (1.74) | (1.81) |
| Year ended 3-31-2014 | 20.33 | 0.09 | 4.43 | 4.52 | (0.06) | (0.93) | (0.99) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class share is closed to investment.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets | Ratio of Net Investment Income (Loss) to Average Net Assets | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | $25.44 | 9.69% | $392 | 1.21%[3] | 1.12%[3] | 23% |
| Year ended 3-31-2018 | 23.27 | 6.13 | 398 | 1.23[8] | 0.65 | 72 |
| Year ended 3-31-2017 | 22.69 | 17.76 | 103 | 1.33 | 0.99 | 53 |
| Year ended 3-31-2016 | 19.72 | -4.60 | 247 | 1.30 | 0.61 | 55 |
| Year ended 3-31-2015 | 23.40 | 5.71 | 295 | 1.27 | 0.48 | 82 |
| Year ended 3-31-2014 | 23.82 | 22.44 | 248 | 1.31 | 0.30 | 58 |
| **Class B Shares[4]** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 23.49 | 9.15 | 2 | 2.17[3] | 0.19[3] | 23 |
| Year ended 3-31-2018 | 21.53 | 5.12 | 3 | 2.25[9] | 0.26 | 72 |
| Year ended 3-31-2017 | 21.12 | 16.57 | 3 | 2.36 | — | 53 |
| Year ended 3-31-2016 | 18.39 | -5.54 | 3 | 2.27 | -0.38 | 55 |
| Year ended 3-31-2015 | 22.04 | 4.80 | 4 | 2.18 | -0.43 | 82 |
| Year ended 3-31-2014 | 22.53 | 21.35 | 6 | 2.17 | -0.57 | 58 |
| **Class C Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 24.47 | 9.29 | 18 | 1.93[3] | 0.41[3] | 23 |
| Year ended 3-31-2018 | 22.40 | 5.41 | 18 | 1.95[10] | 0.68 | 72 |
| Year ended 3-31-2017 | 21.92 | 17.02 | 20 | 1.97 | 0.39 | 53 |
| Year ended 3-31-2016 | 19.07 | -5.25 | 18 | 1.98 | -0.06 | 55 |
| Year ended 3-31-2015 | 22.73 | 5.00 | 22 | 1.97 | -0.22 | 82 |
| Year ended 3-31-2014 | 23.18 | 21.64 | 14 | 2.01 | -0.41 | 58 |
| **Class E Shares[5]** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.55 | 9.81 | —* | 1.01[3] | 1.33[3] | 23 |
| Year ended 3-31-2018 | 23.37 | 6.34 | —* | 1.03[11] | 1.57 | 72 |
| Year ended 3-31-2017 | 22.79 | 18.03 | —* | 1.08 | 1.29 | 53 |
| Year ended 3-31-2016 | 19.81 | -4.34 | —* | 1.06 | 0.86 | 55 |
| Year ended 3-31-2015 | 23.49 | 5.98 | —* | 1.05 | 0.70 | 82 |
| Year ended 3-31-2014 | 23.90 | 22.73 | —* | 1.09 | 0.51 | 58 |
| **Class I Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.55 | 9.83 | 651 | 0.91[3] | 1.43[3] | 23 |
| Year ended 3-31-2018 | 23.38 | 6.45 | 600 | 0.94[12] | 1.01 | 72 |
| Year ended 3-31-2017 | 22.80 | 18.18 | 186 | 0.97 | 1.44 | 53 |
| Year ended 3-31-2016 | 19.81 | -4.28 | 7 | 0.97 | 0.90 | 55 |
| Year ended 3-31-2015 | 23.50 | 6.13 | 15 | 0.94 | 0.79 | 82 |
| Year ended 3-31-2014 | 23.90 | 22.85 | 5 | 0.99 | 0.63 | 58 |
| **Class N Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.62 | 9.93 | 160 | 0.76[3] | 1.64[3] | 23 |
| Year ended 3-31-2018 | 23.45 | 6.65 | 149 | 0.78[13] | 1.72 | 72 |
| Year ended 3-31-2017 | 22.86 | 18.32 | 9 | 0.82 | 1.55 | 53 |
| Year ended 3-31-2016 | 19.87 | -4.12 | 2 | 0.81 | 1.14 | 55 |
| Year ended 3-31-2015[6] | 23.56 | 1.72 | 1 | 0.79[3] | 1.11[3] | 82[7] |
| **Class R Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.40 | 9.52 | —* | 1.53[3] | 0.81[3] | 23 |
| Year ended 3-31-2018 | 23.22 | 5.85 | —* | 1.53[14] | 1.13 | 72 |
| Year ended 3-31-2017 | 22.66 | 17.45 | —* | 1.57 | 0.80 | 53 |
| Year ended 3-31-2016 | 19.70 | -4.82 | —* | 1.56 | 0.36 | 55 |
| Year ended 3-31-2015 | 23.37 | 5.45 | —* | 1.54 | 0.21 | 82 |
| Year ended 3-31-2014 | 23.79 | 22.13 | 1 | 1.57 | 0.03 | 58 |
| **Class Y Shares** | | | | | | |
| Six-month period ended 9-30-2018 (unaudited) | 25.49 | 9.72 | 1 | 1.15[3] | 1.17[3] | 23 |
| Year ended 3-31-2018 | 23.31 | 6.12 | 1 | 1.22[15] | 1.43 | 72 |
| Year ended 3-31-2017 | 22.73 | 17.81 | 1 | 1.21 | 1.24 | 53 |
| Year ended 3-31-2016 | 19.77 | -4.51 | 2 | 1.22 | 0.65 | 55 |
| Year ended 3-31-2015 | 23.45 | 5.84 | 3 | 1.20 | 0.58 | 82 |
| Year ended 3-31-2014 | 23.86 | 22.56 | 2 | 1.22 | 0.40 | 58 |

(8) Expense ratio based on the period excluding reorganization expenses was 1.21%.

(9) Expense ratio based on the period excluding reorganization expenses was 2.23%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.94%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.02%.

(12) Expense ratio based on the period excluding reorganization expenses was 0.92%.

(13) Expense ratio based on the period excluding reorganization expenses was 0.77%.

(14) Expense ratio based on the period excluding reorganization expenses was 1.52%.

(15) Expense ratio based on the period excluding reorganization expenses was 1.21%.

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Core Equity Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pzena International Value Fund (formerly known as Ivy Cundill Global Value Fund), Ivy Securian Core Bond Fund (formerly known as Ivy Advantus Bond Fund), Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 24 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class C and Class N shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Government Money Market Fund. Class C shares of Ivy Government Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class R, Class T and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Core Fund and Ivy Value Fund. Class A, Class E and Class T shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R, T and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In March 2017, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU"), ASU 2017-08 which provides guidance related to the amortization period for certain purchased callable debt securities held at a premium. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 which changes the fair value measurement disclosure requirements of ASC 820. The ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Management is currently evaluating the implication of this amendment and its impact to the Funds' financial statements and related disclosures.

In October 2018, the Securities Exchange Commission ("Commission") adopted amendments to certain disclosure requirements that have become redundant, duplicative, overlapping, outdated, or superseded, in light of other Commission disclosure requirements, U.S. GAAP, or changes in the information environment. We are also referring certain Commission disclosure requirements that overlap with, but require information incremental to, U.S. GAAP to the FASB for potential incorporation into U.S. GAAP. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance without significantly altering the total mix of information provided to investors. The amendments are effective November 2018. Management is currently evaluating the implication of these amendments and their impact to the Funds' financial statements and related disclosures.

**Subsequent Events.** The Board approved a Reorganization Plan, in which the Ivy European Opportunities Fund, Ivy Micro Cap Growth Fund and Ivy Tax-Managed Equity Fund (the "Target Funds") were reorganized into Ivy International Core Equity Fund, Ivy Small Cap Growth Fund and Ivy Large Cap Growth Fund (the "Acquiring Funds"), respectively. This means that the Acquiring Funds received all of the assets and liabilities of the corresponding Target Fund in exchange for shares of the Acquiring Fund. Each Target Fund, in turn, distributed those Acquiring Fund shares to its shareholders in liquidation and shareholders of a Target Fund became shareholders of the corresponding Acquiring Fund. The reorganization was effective November 5, 2018.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Government Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Government Money Market Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Bullion.** The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Overdraft due to custodian.** Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

**Restricted Securities.** Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

**Forward Foreign Currency Contracts.** Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Core Equity Fund, Ivy European Opportunities Fund, Ivy Global Equity Income Fund, Ivy Global Income Allocation Fund and Ivy High Income Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

**Futures Contracts.** Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options in futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Municipal Bond Fund, Ivy Securian Core Bond Fund and Ivy Small Cap Core Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Mid Cap Growth Fund, Ivy Small Cap Growth Fund and Ivy Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

**Swap Agreements.** Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy European Opportunities Fund, Ivy International Core Equity Fund and Ivy Small Cap Growth Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

**Collateral and rights of offset.** A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2018:

### Assets

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
|---|---|---|---|---|---|---|---|
| **Ivy Core Equity Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $870 | $— | $870 | $ (56) | $— | $— | $ 814 |
| **Ivy Global Income Allocation Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts | $246 | $— | $246 | $ — | $— | $— | $246 |
| **Ivy High Income Fund** | | | | | | | |
| Unrealized appreciation on forward foreign currency contracts[1] | $158 | $— | $158 | $ (87) | $— | $— | $ 71 |
| **Ivy Mid Cap Growth Fund** | | | | | | | |
| Investments in unaffiliated securities at value* | $106 | $— | $106 | $(106) | $— | $— | $ — |
| **Ivy Small Cap Growth Fund** | | | | | | | |
| Investments in unaffiliated securities at value* | $597 | $— | $597 | $(128) | $— | $— | $469 |

\* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

## Liabilities

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | Net Amount Payable |
| **Ivy Core Equity Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $ 56 | $— | $ 56 | $ (56) | $— | $ — | $ — |
| **Ivy High Income Fund** | | | | | | | |
| Unrealized depreciation on forward foreign currency contracts[1] | $ 195 | $— | $ 195 | $ (87) | $— | $ (90) | $ 18 |
| **Ivy International Core Equity Fund** | | | | | | | |
| Swap agreements, at value | $ 65 | $— | $ 65 | $ — | $— | $ — | $65 |
| **Ivy Mid Cap Growth Fund** | | | | | | | |
| Written options at value | $ 126 | $— | $ 126 | $(106) | $— | $ — | $20 |
| **Ivy Small Cap Growth Fund** | | | | | | | |
| Swap agreements, at value | $1,742 | $— | $1,742 | $ — | $— | $(1,742) | $ — |
| Written options at value | 128 | — | 128 | (128) | — | — | — |
| Total | $1,870 | $— | $1,870 | $(128) | $— | $(1,742) | $ — |

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2018:

| | | Assets | | Liabilities | |
|---|---|---|---|---|---|
| Fund | Type of Risk Exposure | Statement of Assets & Liabilities Location | Value | Statement of Assets & Liabilities Location | Value |
| Ivy Core Equity Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | $ 870 | | $ — |
| Ivy Global Income Allocation Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 246 | | — |
| Ivy High Income Fund | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 79 | | — |
| Ivy International Core Equity Fund | Equity | | — | Swap agreements, at value | 65 |
| Ivy Mid Cap Growth Fund | Equity | Investments in unaffiliated securities at value* | 106 | Written options at value | 126 |
| Ivy Municipal Bond Fund | Interest rate | Unrealized appreciation on futures contracts** | 531 | | — |
| Ivy Securian Core Bond Fund | Interest rate | Unrealized appreciation on futures contracts** | 1,799 | Unrealized depreciation on futures contracts** | 3,328 |
| Ivy Small Cap Growth Fund | Equity | Investments in unaffiliated securities at value* | 597 | Swap agreements, at value | 1,742 |
| | | | — | Written options at value | 128 |
| Ivy Value Fund | Equity | | — | Written options at value | 24 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

\*\* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended September 30, 2018.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended September 30, 2018:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Investments in unaffiliated securities** | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Core Equity Fund | Foreign currency | $ — | $ — | $ — | $ — | $8,303 | $ 8,303 |
| Ivy European Opportunities Fund | Equity | — | 285 | — | — | — | 285 |
| | Foreign currency | — | — | — | — | 558 | 558 |
| Ivy Global Equity Income Fund | Foreign currency | — | — | — | — | 647 | 647 |
| Ivy Global Income Allocation Fund | Foreign currency | — | — | — | — | 2,209 | 2,209 |
| Ivy High Income Fund | Foreign currency | — | — | — | — | 1,050 | 1,050 |
| Ivy International Core Equity Fund | Equity | — | —* | — | — | — | —* |
| Ivy Mid Cap Growth Fund | Equity | (3,386) | — | — | 348 | — | (3,038) |
| Ivy Municipal Bond Fund | Interest rate | — | — | (588) | — | — | (588) |
| Ivy Securian Core Bond Fund | Interest rate | — | — | 857 | — | — | 857 |
| Ivy Small Cap Core Fund | Equity | — | — | (28) | — | — | (28) |
| Ivy Small Cap Growth Fund | Equity | — | 1,623 | — | — | — | 1,623 |
| Ivy Value Fund | Equity | — | — | — | 778 | — | 778 |

\* Not shown due to rounding.

\*\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended September 30, 2018:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Core Equity Fund | Foreign currency | $ — | $ — | $ — | $ — | $748 | $ 748 |
| Ivy European Opportunities Fund | Foreign currency | — | — | — | — | (10) | (10) |
| Ivy Global Equity Income Fund | Foreign currency | — | — | — | — | (12) | (12) |
| Ivy Global Income Allocation Fund | Foreign currency | — | — | — | — | 203 | 203 |
| Ivy High Income Fund | Foreign currency | — | — | — | — | 68 | 68 |
| Ivy International Core Equity Fund | Equity | — | (65) | — | — | — | (65) |
| Ivy Mid Cap Growth Fund | Equity | (125) | — | — | 63 | — | (62) |
| Ivy Municipal Bond Fund | Interest rate | — | — | 1,242 | — | — | 1,242 |
| Ivy Securian Core Bond Fund | Interest rate | — | — | (2,166) | — | — | (2,166) |
| Ivy Small Cap Growth Fund | Equity | 9 | 4,348 | — | (47) | — | 4,310 |
| Ivy Value Fund | Equity | — | — | — | 19 | — | 19 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended September 30, 2018, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
| --- | --- | --- | --- | --- | --- | --- |
| Ivy Core Equity Fund . . . . . . . . . . . . . . . . . | $2,569 | $— | $— | $ — | $— | $— |
| Ivy European Opportunities Fund . . . . . . . . | 44 | — | — | — | — | — |
| Ivy Global Equity Income Fund. . . . . . . . . . . | 51 | — | — | — | — | — |
| Ivy Global Income Allocation Fund . . . . . . . . | 719 | — | — | — | — | — |
| Ivy High Income Fund . . . . . . . . . . . . . . . . . | 311 | — | — | — | — | — |
| Ivy International Core Equity Fund . . . . . . . . | — | — | — | 1,992 | — | — |

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
|---|---|---|---|---|---|---|
| Ivy Mid Cap Growth Fund | $— | $ — | $ — | $ — | $502 | $ 38 |
| Ivy Municipal Bond Fund | — | — | 20,742 | — | — | — |
| Ivy Securian Core Bond Fund | — | 155,508 | 82,737 | — | — | — |
| Ivy Small Cap Growth Fund | — | — | — | 70,804 | 85 | 18 |
| Ivy Value Fund | — | — | — | — | — | 243 |

*(1) Average absolute value of unrealized appreciation/depreciation during the period.*

*(2) Average value outstanding during the period.*

*(3) Average notional amount outstanding during the period.*

## 5. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of September 30, 2018 of the Subsidiary to the Fund (amounts in thousands).

| Subsidiary | Date of Incorporation | Subscription Agreement | Fund Net Assets | Subsidiary Net Assets | Percentage of Fund Net Assets |
|---|---|---|---|---|---|
| Ivy EME, Ltd. | 1-31-13 | 4-10-13 | $2,153,299 | $343 | 0.02% |

## 6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
### ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $250M | $250 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $6,000M | $6,000 to $10,000M | $10,000 to $15,000M | $15,000 to $20,000M | Over $20,000M |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ivy Core Equity Fund | 0.700% | 0.700% | 0.700% | 0.650% | 0.650% | 0.600% | 0.550% | 0.525% | 0.500% | 0.490% | 0.490% | 0.490% |
| Ivy Emerging Markets Equity Fund | 1.000 | 1.000 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.755 | 0.755 | 0.750 | 0.750 | 0.750 |
| Ivy European Opportunities Fund | 0.900 | 0.850 | 0.750 | 0.750 | 0.750 | 0.740 | 0.740 | 0.720 | 0.720 | 0.710 | 0.710 | 0.710 |
| Ivy Global Bond Fund | 0.625 | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 | 0.490 | 0.490 | 0.480 | 0.480 | 0.480 |
| Ivy Global Equity Income Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.545 | 0.545 | 0.540 | 0.540 | 0.540 |
| Ivy Global Growth Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.700 | 0.695 | 0.695 | 0.690 | 0.690 | 0.690 |
| Ivy Global Income Allocation Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.545 | 0.545 | 0.540 | 0.540 | 0.540 |
| Ivy Government Money Market Fund | 0.350 | 0.350 | 0.350 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 |
| Ivy High Income Fund | 0.625 | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 | 0.500 | 0.500 | 0.490 | 0.490 | 0.480 |

| Fund (M - Millions) | $0 to $250M | $250 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $3,000M | $3,000 to $5,000M | $5,000 to $6,000M | $6,000 to $10,000M | $10,000 to $15,000M | $15,000 to $20,000M | Over $20,000M |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ivy International Core Equity Fund | 0.850% | 0.850% | 0.850% | 0.830% | 0.830% | 0.800% | 0.700% | 0.690% | 0.690% | 0.680% | 0.680% | 0.680% |
| Ivy Large Cap Growth Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.545 | 0.545 | 0.540 | 0.540 | 0.540 |
| Ivy Limited-Term Bond Fund | 0.500 | 0.500 | 0.450 | 0.400 | 0.350 | 0.350 | 0.350 | 0.340 | 0.340 | 0.330 | 0.330 | 0.330 |
| Ivy Managed International Opportunities Fund | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 | 0.050 |
| Ivy Micro Cap Growth Fund | 0.950 | 0.950 | 0.950 | 0.930 | 0.930 | 0.900 | 0.860 | 0.830 | 0.830 | 0.800 | 0.800 | 0.800 |
| Ivy Mid Cap Growth Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.730 | 0.730 | 0.700 | 0.670 | 0.670 |
| Ivy Mid Cap Income Opportunities Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.730 | 0.730 | 0.700 | 0.670 | 0.670 |
| Ivy Municipal Bond Fund | 0.525 | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.395 | 0.395 | 0.390 | 0.385 | 0.385 |
| Ivy Municipal High Income Fund | 0.525 | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.395 | 0.395 | 0.390 | 0.385 | 0.385 |
| Ivy Pzena International Value Fund | 1.000 | 1.000 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.730 | 0.730 | 0.700 | 0.700 | 0.700 |
| Ivy Securian Core Bond Fund | 0.525 | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.395 | 0.395 | 0.390 | 0.390 | 0.390 |
| Ivy Small Cap Core Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.730 | 0.730 | 0.720 | 0.720 | 0.720 |
| Ivy Small Cap Growth Fund | 0.850 | 0.850 | 0.850 | 0.830 | 0.830 | 0.800 | 0.760 | 0.730 | 0.730 | 0.720 | 0.720 | 0.720 |
| Ivy Tax-Managed Equity Fund | 0.650 | 0.650 | 0.650 | 0.600 | 0.600 | 0.550 | 0.500 | 0.495 | 0.495 | 0.490 | 0.490 | 0.490 |
| Ivy Value Fund | 0.700 | 0.700 | 0.700 | 0.650 | 0.650 | 0.600 | 0.550 | 0.545 | 0.545 | 0.540 | 0.540 | 0.540 |

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the period ended September 30, 2018.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Pzena Investment Management, LLC ("Pzena"), Pzena serves as subadviser to Ivy Pzena International Value Fund. Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Core Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . | $0.000 | $5.748 | $11.550 | $17.748 | $24.198 | $31.602 | $41.250 | $48.150 | $60.798 | $74.250 |

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General**. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C, Class E and Class T shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Government Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A, Class E and Class T Shares**. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Government Money Market Fund, may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A, Class E and Class T shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A, Class E and Class T shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

**Class B and Class C Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Class Y Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A, Class E and Class T shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the period ended September 30, 2018, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC Class A | CDSC Class B | CDSC Class C | CDSC Class E | Commissions Paid[1] |
|---|---|---|---|---|---|---|
| Ivy Core Equity Fund | $863 | $ 4 | $ 1 | $ 1 | $ — | $742 |
| Ivy Emerging Markets Equity Fund | 197 | —* | 2 | 14 | — | 229 |
| Ivy European Opportunities Fund | 18 | —* | —* | —* | — | 15 |
| Ivy Global Bond Fund | 40 | —* | 1 | —* | N/A | 34 |
| Ivy Global Equity Income Fund | 97 | 1 | 1 | —* | — | 84 |
| Ivy Global Growth Fund | 129 | —* | —* | 1 | — | 112 |
| Ivy Global Income Allocation Fund | 40 | —* | —* | 1 | — | 33 |
| Ivy Government Money Market Fund | — | 1 | 1 | —* | — | — |
| Ivy High Income Fund | 748 | 5 | 21 | 17 | — | 811 |
| Ivy International Core Equity Fund | 195 | 2 | 1 | 15 | — | 249 |
| Ivy Large Cap Growth Fund | 700 | 2 | 2 | 2 | — | 610 |
| Ivy Limited-Term Bond Fund | 232 | 17 | 3 | 3 | — | 215 |
| Ivy Managed International Opportunities Fund | 37 | —* | —* | —* | — | 32 |
| Ivy Micro Cap Growth Fund | 60 | —* | —* | 1 | N/A | 50 |
| Ivy Mid Cap Growth Fund | 580 | 1 | 3 | 3 | — | 559 |
| Ivy Mid Cap Income Opportunities Fund | 62 | 1 | N/A | 2 | — | 63 |
| Ivy Municipal Bond Fund | 99 | 1 | 1 | 2 | N/A | 91 |
| Ivy Municipal High Income Fund | 166 | 4 | 5 | 3 | N/A | 153 |
| Ivy Pzena International Value Fund | 16 | —* | —* | —* | N/A | 14 |
| Ivy Securian Core Bond Fund | 79 | 3 | —* | 1 | — | 68 |
| Ivy Small Cap Core Fund | 85 | 11 | 2 | 1 | — | 97 |
| Ivy Small Cap Growth Fund | 435 | —* | 3 | 2 | — | 417 |
| Ivy Tax-Managed Equity Fund | 93 | 1 | 1 | 1 | N/A | 81 |
| Ivy Value Fund | 122 | —* | 1 | 1 | — | 106 |

*  Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Expense Reimbursements and/or Waivers**. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended September 30, 2018 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Core Equity Fund | Class A | Contractual | 1-11-2013 | 7-31-2020 | 1.04% | $ — | N/A |
| | Class B | Contractual | 10-16-2017 | 7-31-2020 | 2.13% | $ — | N/A |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.10%[1] | $ 7 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 1-11-2013 | 7-31-2020 | 0.84% | $ — | N/A |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 1-11-2013 | 7-31-2020 | 0.84% | $60 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Emerging Markets Equity Fund | Class A | Contractual | 3-17-2014 | 7-31-2019 | 1.58% | $ — | N/A |
| | Class B | Contractual | 3-17-2014 | 7-31-2019 | 2.50% | $ — | N/A |
| | Class I | Contractual | 3-17-2014 | 7-31-2019 | 0.99% | $734 | Shareholder Servicing |
| | Class N | Contractual | 3-17-2014 | 7-31-2019 | 0.99% | $ — | N/A |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class T | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| | Class Y | Contractual | 3-17-2014 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy European Opportunities Fund | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Global Bond Fund | Class A | Contractual | 6-2-2008 | 7-31-2020 | 0.99% | $ 311 | 12b-1 Fees and/or Shareholder Servicing |
| | Class B | Contractual | 6-2-2008 | 7-31-2020 | 1.74% | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 6-2-2008 | 7-31-2020 | 1.74% | $ 11 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 6-2-2008 | 7-31-2020 | 0.74% | $185 | Shareholder Servicing |
| | Class N | Contractual | 4-1-2017 | 7-31-2020 | 0.74% | $ — | N/A |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 6-2-2008 | 7-31-2020 | 0.99% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Global Equity Income Fund | Class A | Contractual | 6-4-2012 | 7-31-2020 | 1.24% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class B | Contractual | 6-4-2012 | 7-31-2020 | 1.95% | $ 6 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 2-26-2018 | 7-31-2020 | 1.13% | $ 21 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 6-4-2012 | 7-31-2020 | 0.92% | $ 58 | Shareholder Servicing |
| | Class N | Contractual | 8-15-2015 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 6-4-2012 | 7-31-2020 | 1.19% | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Global Growth Fund | Class B | Contractual | 2-26-2018 | 7-31-2020 | 2.58% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 8-1-2011 | 7-31-2020 | 1.06% | $ 93 | Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Global Income Allocation Fund | Class E | Contractual | 6-4-2012 | 7-31-2019 | 1.31% | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 6-4-2012 | 7-31-2019 | 1.17% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 3-17-2014 | 7-31-2019 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Government Money Market Fund | Class E | Contractual | 7-31-2018 | 7-31-2019 | 0.56%[1] | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy High Income Fund | Class B | Contractual | 2-26-2018 | 7-31-2020 | 1.71% | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 2-26-2018 | 7-31-2020 | 1.66% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.08%[6] | $ 7 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class T | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ 18 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy International Core Equity Fund | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.28% | $ 8 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 7-31-2018 | 7-31-2020 | 0.79% | $997 | Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ 4 | Shareholder Servicing |
| | Class T | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Large Cap Growth Fund | Class A | Contractual | 6-1-2006 | 7-31-2019 | 1.15% | $ — | N/A |
| | Class B | Contractual | 2-26-2018 | 7-31-2020 | 2.05% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.15% | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 6-13-2011 | 7-31-2020 | 0.69%[7] | $425 | Shareholder Servicing |
| | Class N | Contractual | 7-31-2018 | 7-31-2020 | 0.69% | $ —* | Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 6-1-2006 | 7-31-2019 | 1.06% | $ 6 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Limited-Term Bond Fund | Class E | Contractual | 8-1-2010 | 7-31-2019 | 0.95%[8] | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Managed International Opportunities Fund | Class A | Contractual | 3-17-2014 | 7-31-2019 | 0.49% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class B | Contractual | 3-17-2014 | 7-31-2019 | 1.40% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 3-17-2014 | 7-31-2019 | 1.29% | $ — | N/A |
| | Class E | Contractual | 3-17-2014 | 7-31-2019 | 0.39% | $ — | N/A |
| | Class I | Contractual | 3-17-2014 | 7-31-2019 | 0.16% | $ 14 | Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class I | $ — | N/A |
| | Class R | Contractual | 3-17-2014 | 7-31-2019 | 0.72% | $ — | N/A |
| | Class Y | Contractual | 3-17-2014 | 7-31-2019 | 0.38% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 3-17-2014 | 7-31-2019 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Micro Cap Growth Fund | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Mid Cap Growth Fund | All Classes | Contractual | 8-1-2008 | 7-31-2020 | N/A | $273[2] | Investment Management Fee |
| | Class A | Contractual | 8-1-2014 | 7-31-2019 | 1.31% | $ — | N/A |
| | Class B | Contractual | 2-26-2018 | 7-31-2020 | 2.09% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.28%[9] | $ 9 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 7-31-2018 | 7-31-2020 | 0.79% | $645 | Shareholder Servicing |
| | Class N | Contractual | 7-31-2018 | 7-31-2020 | 0.79% | $ 9 | Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Mid Cap Income Opportunities Fund | Class A | Contractual | 10-1-2014 | 7-31-2019 | 1.35% | $ 21 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 10-1-2014 | 7-31-2019 | 2.07% | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 10-1-2014 | 7-31-2019 | 1.30% | $ — | N/A |
| | Class I | Contractual | 10-1-2014 | 7-31-2019 | 1.05% | $ 62 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2014 | 7-31-2019 | 1.05% | $ — | N/A |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class R | Contractual | 10-1-2014 | 7-31-2019 | 1.80% | $ — | N/A |
| | Class Y | Contractual | 10-1-2014 | 7-31-2019 | 1.35% | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Municipal Bond Fund | Class A | Contractual | 10-16-2017 | 7-31-2020 | 0.84% | $162 | Shareholder Servicing |
| | Class I | Contractual | 10-16-2017 | 7-31-2020 | 0.70% | $ 57 | Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Municipal High Income Fund | Class B | Contractual | 10-1-2016 | 7-31-2020 | 1.62% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 10-1-2016 | 7-31-2020 | 1.58% | $ 33 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 8-1-2011 | 7-31-2020 | 0.61%[10] | $124 | 12b-1 Fees and/or Shareholder Servicing |
| | Class N | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-1-2016 | 7-31-2019 | 0.94% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Pzena International Value Fund | All Classes | Contractual | 12-3-2012 | 7-31-2019 | N/A | $ 191[3] | Investment Management Fee |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Securian Core Bond Fund | All Classes | Contractual | 8-1-2011 | 7-31-2019 | N/A | $ 154[4] | Investment Management Fee |
| | Class E | Contractual | 1-31-2011 | 7-31-2019 | 1.01%[11] | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 8-1-2011 | 7-31-2019 | 0.54% | $463 | Shareholder Servicing |
| | Class N | Contractual | 8-1-2011 | 7-31-2019 | 0.54% | $ 11 | Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Small Cap Core Fund | All Classes | Contractual | 8-1-2008 | 7-31-2020 | N/A | $ 26[5] | Investment Management Fee |
| | Class I | Contractual | 7-31-2018 | 7-31-2020 | 0.89% | $138 | Shareholder Servicing |
| | Class N | Contractual | 7-31-2018 | 7-31-2020 | 0.89% | $ 5 | Shareholder Servicing |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class T | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| | Class Y | Contractual | 8-1-2008 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| Ivy Small Cap Growth Fund | Class B | Contractual | 2-26-2018 | 7-31-2020 | 2.23% | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 8-1-2008 | 7-31-2019 | 1.35% | $ 9 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 7-31-2018 | 7-31-2020 | 0.89% | $212 | Shareholder Servicing |
| | Class N | Contractual | 7-31-2018 | 7-31-2020 | 0.89% | $ — | N/A |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class T | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class A | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Tax-Managed Equity Fund | Class A | Contractual | 10-16-2017 | 7-31-2020 | 1.07% | $ — | N/A |
| | Class N | Contractual | 7-5-2017 | 7-31-2019 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Value Fund | Class A | Contractual | 10-16-2017 | 7-31-2020 | 1.22% | $ — | N/A |
| | Class B | Contractual | 10-16-2017 | 7-31-2020 | 2.36% | $ — | N/A |
| | Class I | Contractual | 10-16-2017 | 7-31-2020 | 0.92% | $ — | N/A |
| | Class N | Contractual | 8-15-2018 | 7-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 8-1-2011 | 7-31-2020 | Not to exceed Class A | $ — | N/A |

* Not shown due to rounding.

(1) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.13%.

(2) Due to Class A, Class B, Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) The Fund's management fee is being reduced by 0.21% of average daily net assets.

(4) Due to Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(5) Due to Class I, Class N, Class T and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(6) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.11%.

(7) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.88%.

(8) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.98%.

(9) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.30%.

(10) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.68%.

(11) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.02%.

Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Mid Cap Growth Fund, Ivy Municipal Bond Fund, and Ivy Small Cap Growth Fund were reimbursed $5, $1, $1, $1, $2, and $1, respectively, for reorganization fees incurred in each Fund's previous fiscal year.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended September 30, 2018.

## 8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended September 30, 2018 follows:

| | 3-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Distributions Received | 9-30-18 Share Balance | 9-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Ivy High Income Fund | | | | | | | | |
| ASG Warrant Corp.(2) | N/A | $1,206 | $ — | $— | $ — | 20 | $ —* | $(1,205) |
| BIS Industries Ltd.(2) | 19,683 | — | — | — | — | 19,683 | 1,338 | (335) |
| J.G. Wentworth Co. (The)(2) | 4,485 | — | — | — | — | 4,485 | 43,731 | 4,217 |
| Larchmont Resources LLC(2) | 18 | — | — | — | — | 18 | 5,043 | (1,146) |
| Maritime Finance Co. Ltd. | 1,750 | — | — | — | 603 | 1,750 | 17,145 | 1,394 |
| True Religion Apparel, Inc.(2) | 219 | — | — | — | — | 219 | 12,237 | (3,284) |
| | | | | $— | $ 603 | | $79,494 | $ (359) |
| | **3-31-18 Principal Balance** | | | | **Interest Received** | **9-30-18 Principal Balance** | | |
| Larchmont Resources LLC (11.330% Cash or 11.330% PIK), 11.330%, 8-7-20 | $16,126 | $ 477 | $ — | $— | $ 850 | $16,603 | $16,354 | $ (112) |
| TRLG Intermediate Holdings LLC, 10.000%, 10-27-22 | 26,651 | — | (120) | 12 | 1,343 | 26,517 | 25,634 | 967 |
| | | | | $12 | $2,193 | | $41,988 | $ 855 |

| | 3-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss)[1] | Distributions Received | 9-30-18 Share Balance | 9-30-18 Value | Net Change in Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| **Ivy Managed International Opportunities Fund** | | | | | | | | |
| Ivy Emerging Markets Equity Fund, Class N | 1,911 | $ 1,927 | $ 7,578 | $ 673 | $ — | 1,590 | $30,393 | $(6,804) |
| Ivy European Opportunities Fund, Class N | 1,032 | 1,358 | 22,471 | 3,361 | — | 300 | 9,908 | (3,152) |
| Ivy Global Equity Income Fund, Class N | N/A | 9,678 | 14 | —* | — | 696 | 9,706 | 42 |
| Ivy Global Growth Fund, Class N | 500 | 1,104 | 6,138 | 1,207 | — | 378 | 19,700 | 716 |
| Ivy Global Income Allocation Fund, Class N | 2,155 | 1,914 | 23,491 | 2,071 | 582 | 634 | 9,815 | (1,615) |
| Ivy IG International Small Cap Fund, Class N | N/A | 9,678 | 14 | —* | — | 781 | 9,618 | (47) |
| Ivy International Core Equity Fund, Class N | 4,880 | 29,008 | 34,869 | 431 | — | 4,527 | 89,818 | (2,702) |
| Ivy Pzena International Value Fund, Class N | N/A | 19,356 | 27 | —* | — | 1,025 | 19,359 | 31 |
| | | | | $ 7,743 | $582 | | $198,317 | $(13,531) |

| | 3-31-18 Share Balance | Gross Additions | Gross Reductions | Realized Gain/(Loss) | Distributions Received | 9-30-18 Share Balance | 9-30-18 Value | Net Change in Unrealized Depreciation |
|---|---|---|---|---|---|---|---|---|
| **Ivy Municipal High Income Fund** | | | | | | | | |
| 1155 Island Avenue LLC[2] | 6,578 | $ — | $ — | $2,223 | $ — | 6,578 | $ 49 | $ (718) |

| | 3-31-18 Principal Balance | | | | Interest Received | 9-30-18 Principal Balance | | |
|---|---|---|---|---|---|---|---|---|
| 1155 Island Avenue LLC, 10.000%, 12-11-24 | $ 289 | $ — | $ 289 | $ — | $ 11 | N/A | N/A | $ — |
| 1155 Island Avenue LLC (10.000% Cash or 12.500% PIK), 10.000%, 12-11-24 | 2,960 | — | 2,543 | 325 | 115 | N/A | N/A | (332) |
| | | | | $ 325 | $ 126 | | N/A | $ (332) |

*  Not shown due to rounding.

(1)  Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2)  No dividends were paid during the preceding 12 months.

## 9.  INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended September 30, 2018, were as follows:

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Core Equity Fund | $ — | $1,664,766 | $ — | $1,988,279 |
| Ivy Emerging Markets Equity Fund | — | 801,855 | — | 957,234 |
| Ivy European Opportunities Fund | — | 66,521 | — | 160,292 |
| Ivy Global Bond Fund | 29,713 | 55,026 | 21,947 | 107,507 |
| Ivy Global Equity Income Fund | — | 86,091 | — | 208,228 |
| Ivy Global Growth Fund | — | 304,401 | — | 328,609 |
| Ivy Global Income Allocation Fund | — | 26,301 | — | 124,218 |
| Ivy Government Money Market Fund | — | — | — | — |
| Ivy High Income Fund | — | 1,299,475 | — | 1,226,467 |
| Ivy International Core Equity Fund | — | 1,805,199 | — | 1,808,166 |
| Ivy Large Cap Growth Fund | — | 786,654 | — | 958,815 |
| Ivy Limited-Term Bond Fund | 323,263 | 113,839 | 54,639 | 433,040 |

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Managed International Opportunities Fund .................. | $ — | $ 74,023 | $ — | $102,345 |
| Ivy Micro Cap Growth Fund ........................... | — | 18,676 | — | 22,618 |
| Ivy Mid Cap Growth Fund............................. | — | 659,533 | — | 635,122 |
| Ivy Mid Cap Income Opportunities Fund ..................... | — | 61,836 | — | 28,083 |
| Ivy Municipal Bond Fund ............................ | — | 17,497 | — | 73,060 |
| Ivy Municipal High Income Fund ........................ | — | 38,687 | — | 148,623 |
| Ivy Pzena International Value Fund ...................... | — | 278,210 | — | 165,025 |
| Ivy Securian Core Bond Fund .......................... | 222,780 | 195,920 | 253,276 | 203,215 |
| Ivy Small Cap Core Fund ............................ | — | 403,565 | — | 362,752 |
| Ivy Small Cap Growth Fund ........................... | — | 714,363 | — | 686,815 |
| Ivy Tax-Managed Equity Fund .......................... | — | 42,799 | — | 52,513 |
| Ivy Value Fund................................... | — | 267,952 | — | 288,831 |

## 10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2018:

| Fund | Market Value of Securities on Loan | Cash Collateral Received | Non-Cash Collateral Received | Total Collateral Received |
|---|---|---|---|---|
| Ivy Core Equity Fund ................. | $82,008 | $ 84,167 | $ — | $ 84,167 |
| Ivy Emerging Markets Equity Fund ...... | 36,431 | 11,838 | 27,047 | 38,885 |
| Ivy European Opportunities Fund ....... | 5,865 | 6,159 | — | 6,159 |
| Ivy Global Bond Fund ................ | 2,786 | 2,847 | — | 2,847 |
| Ivy Global Equity Income Fund ......... | 35,758 | 30,830 | 7,028 | 37,858 |
| Ivy Global Growth Fund ............... | 13,613 | — | 14,666 | 14,666 |
| Ivy Global Income Allocation Fund ....... | 8,043 | 7,193 | 1,120 | 8,313 |
| Ivy High Income Fund ................ | 36,865 | 22,763 | 15,060 | 37,823 |
| Ivy International Core Equity Fund ....... | 6,541 | 6,869 | — | 6,869 |
| Ivy Limited-Term Bond Fund ........... | 5 | 5 | — | 5 |
| Ivy Micro Cap Growth Fund ............ | 14,553 | 14,352 | 561 | 14,913 |
| Ivy Mid Cap Growth Fund ............. | 112,093 | 53,029 | 61,683 | 114,712 |
| Ivy Mid Cap Income Opportunities Fund .. | 10,210 | 10,419 | — | 10,419 |
| Ivy Pzena International Value Fund ...... | 4,298 | 186 | 4,362 | 4,548 |
| Ivy Securian Core Bond Fund .......... | 3,387 | 1,730 | 1,734 | 3,464 |
| Ivy Small Cap Core Fund ............. | 5,101 | 3,633 | 1,573 | 5,206 |
| Ivy Small Cap Growth Fund ............ | 38,093 | 22,957 | 15,958 | 38,915 |

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

## 11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Core Equity Fund | | | |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 5,077 | $ 79,560 | 10,227 | $ 153,601 |
| Class B | 13 | 174 | 27 | 317 |
| Class C | 249 | 3,355 | 616 | 7,689 |
| Class E | 49 | 766 | 135 | 1,934 |
| Class I | 5,662 | 98,850 | 10,418 | 169,429 |
| Class N | 526 | 8,868 | 10,037 | 154,602 |
| Class R | 15 | 229 | 19 | 272 |
| Class Y | 1,261 | 21,495 | 375 | 5,814 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 201,436 | 2,846,888 |
| Class B | N/A | N/A | 504 | 5,918 |
| Class C | N/A | N/A | 1,660 | 20,229 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 62,343 | 980,719 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 4,012 | 57,816 |
| Class B | — | — | 42 | 498 |
| Class C | — | — | 621 | 7,607 |
| Class E | — | — | 58 | 819 |
| Class I | — | — | 1,936 | 30,906 |
| Class N | — | — | 408 | 6,447 |
| Class R | — | — | 5 | 75 |
| Class Y | — | — | 174 | 2,668 |
| Shares redeemed: | | | | |
| Class A | (17,957) | (280,760) | (22,452) | (331,564) |
| Class B | (178) | (2,299) | (355) | (4,245) |
| Class C | (1,210) | (16,411) | (7,164) | (93,053) |
| Class E | (70) | (1,097) | (153) | (2,205) |
| Class I | (10,653) | (185,750) | (26,436) | (428,154) |
| Class N | (1,675) | (29,942) | (13,645) | (217,376) |
| Class R | (63) | (966) | (93) | (1,337) |
| Class Y | (512) | (8,689) | (1,828) | (28,248) |
| Net increase (decrease) | (19,466) | $ (312,617) | 232,927 | $3,348,066 |

| | Ivy Emerging Markets Equity Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,023 | $ 40,077 | 15,625 | $ 307,565 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10 | 163 | 67 | 1,101 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 639 | 10,931 | 3,627 | 62,899 |
| Class E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,143 | 430,787 | 62,059 | 1,291,497 |
| Class N . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,578 | 52,731 | 15,361 | 299,394 |
| Class R . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 154 | 2,993 | 706 | 13,501 |
| Class T . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 14 | 250 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 913 | 18,184 | 2,706 | 54,516 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 1 | 17 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | —* | —* |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 151 | 3,179 |
| Class N . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 35 | 739 |
| Class R . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class T . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | 1 | 18 |
| Shares redeemed: | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (8,613) | (166,601) | (6,561) | (132,574) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (70) | (1,109) | (123) | (1,970) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (913) | (15,117) | (1,022) | (18,215) |
| Class E . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (24,630) | (488,203) | (13,029) | (269,140) |
| Class N . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,216) | (44,514) | (2,579) | (54,393) |
| Class R . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (223) | (4,353) | (419) | (8,196) |
| Class T . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,262) | (25,155) | (856) | (17,471) |
| Net increase (decrease) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (10,467) | $ (189,186) | 75,764 | $1,532,717 |

\* Not shown due to rounding.

| | Ivy European Opportunities Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 90 | $ 2,959 | 432 | $ 13,927 |
| Class B | —* | 10 | 2 | 69 |
| Class C | 6 | 200 | 34 | 997 |
| Class E | — | — | — | — |
| Class I | 234 | 7,741 | 575 | 18,308 |
| Class N | 81 | 2,741 | 3,365 | 106,096 |
| Class R | —* | 10 | 1 | 47 |
| Class Y | 13 | 438 | 13 | 408 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 23 | 746 |
| Class B | — | — | —* | 2 |
| Class C | — | — | 1 | 38 |
| Class E | — | — | —* | 2 |
| Class I | — | — | 29 | 925 |
| Class N | — | — | 48 | 1,565 |
| Class R | — | — | —* | —* |
| Class Y | — | — | —* | 10 |
| Shares redeemed: | | | | |
| Class A | (294) | (9,649) | (665) | (20,914) |
| Class B | (5) | (159) | (8) | (236) |
| Class C | (27) | (835) | (203) | (6,348) |
| Class E | — | — | — | — |
| Class I | (298) | (9,884) | (1,815) | (56,529) |
| Class N | (2,728) | (91,242) | (466) | (15,279) |
| Class R | (1) | (33) | (1) | (19) |
| Class Y | (10) | (329) | (27) | (883) |
| Net increase (decrease) | (2,939) | $(98,032) | 1,338 | $ 42,932 |

\* Not shown due to rounding.

| | Ivy Global Bond Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | |
| Class A | 1,132 | $ 10,880 | 2,645 | $ 25,810 |
| Class B | 1 | 13 | 19 | 188 |
| Class C | 24 | 234 | 380 | 3,712 |
| Class I | 3,302 | 31,669 | 4,925 | 48,034 |
| Class N | 256 | 2,449 | 2,848 | 27,967 |
| Class R | 6 | 56 | 27 | 262 |
| Class Y | 22 | 211 | 87 | 849 |
| **Shares issued in connection with merger:** | | | | |
| Class A | N/A | N/A | 24,281 | 238,780 |
| Class B | N/A | N/A | 74 | 733 |
| Class C | N/A | N/A | 484 | 4,763 |
| Class I | N/A | N/A | 19,728 | 193,948 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | |
| Class A | 284 | 2,717 | 339 | 3,301 |
| Class B | 1 | 13 | 3 | 28 |
| Class C | 8 | 75 | 21 | 201 |
| Class I | 323 | 3,091 | 415 | 4,046 |
| Class N | 19 | 182 | 29 | 287 |
| Class R | 1 | 5 | 1 | 7 |
| Class Y | 2 | 17 | 6 | 60 |
| **Shares redeemed:** | | | | |
| Class A | (4,725) | (45,342) | (4,837) | (47,191) |
| Class B | (62) | (591) | (136) | (1,325) |
| Class C | (276) | (2,643) | (1,211) | (11,818) |
| Class I | (4,717) | (45,257) | (7,061) | (68,948) |
| Class N | (1,138) | (10,934) | (1,318) | (12,898) |
| Class R | (6) | (55) | (20) | (194) |
| Class Y | (186) | (1,791) | (89) | (866) |
| Net increase (decrease) | (5,729) | $(55,001) | 41,640 | $409,736 |

|  | Ivy Global Equity Income Fund | | | |
|---|---|---|---|---|
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 1,113 | $ 15,478 | 1,083 | $ 14,855 |
| Class B | — | — | 3 | 39 |
| Class C | 68 | 951 | 114 | 1,535 |
| Class E | 17 | 235 | 5 | 66 |
| Class I | 1,964 | 27,372 | 2,969 | 40,229 |
| Class N | 742 | 10,315 | 290 | 4,079 |
| Class R | 7 | 92 | 4 | 52 |
| Class Y | 13 | 181 | 12 | 155 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 31,777 | 450,943 |
| Class B | N/A | N/A | 479 | 6,793 |
| Class C | N/A | N/A | 2,075 | 29,404 |
| Class E | N/A | N/A | 460 | 6,526 |
| Class I | N/A | N/A | 25,283 | 359,098 |
| Class N | N/A | N/A | 26 | 368 |
| Class R | N/A | N/A | 27 | 388 |
| Class Y | N/A | N/A | 366 | 5,189 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 443 | 6,156 | 116 | 1,538 |
| Class B | 3 | 31 | 1 | 9 |
| Class C | 18 | 247 | 10 | 131 |
| Class E | 6 | 87 | —* | 2 |
| Class I | 500 | 6,944 | 446 | 5,909 |
| Class N | 5 | 74 | 4 | 56 |
| Class R | —* | 2 | —* | —* |
| Class Y | 4 | 53 | —* | 3 |
| Shares redeemed: | | | | |
| Class A | (4,889) | (68,058) | (2,847) | (38,692) |
| Class B | (138) | (1,927) | (44) | (606) |
| Class C | (939) | (13,005) | (315) | (4,352) |
| Class E | (67) | (940) | (6) | (80) |
| Class I | (6,993) | (97,443) | (11,067) | (149,702) |
| Class N | (60) | (841) | (54) | (823) |
| Class R | (3) | (43) | (5) | (64) |
| Class Y | (71) | (972) | (39) | (537) |
| Net increase (decrease) | (8,257) | $(115,011) | 51,173 | $ 732,511 |

*  Not shown due to rounding.

| | Ivy Global Growth Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | |
| Class A | 422 | $ 20,675 | 717 | $ 33,864 |
| Class B | 1 | 26 | 2 | 84 |
| Class C | 20 | 832 | 43 | 1,935 |
| Class E | — | — | — | — |
| Class I | 1,257 | 63,222 | 1,299 | 61,567 |
| Class N | 38 | 1,929 | 519 | 23,654 |
| Class R | 1 | 55 | 7 | 326 |
| Class Y | 21 | 1,015 | 63 | 2,929 |
| **Shares issued in connection with merger:** | | | | |
| Class A | N/A | N/A | 7,998 | 391,094 |
| Class B | N/A | N/A | 10 | 395 |
| Class C | N/A | N/A | 18 | 764 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 3,703 | 184,733 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | |
| Class A | — | — | 170 | 7,650 |
| Class B | — | — | 3 | 113 |
| Class C | — | — | 47 | 1,826 |
| Class E | — | — | —* | 10 |
| Class I | — | — | 391 | 17,926 |
| Class N | — | — | 34 | 1,588 |
| Class R | — | — | 2 | 100 |
| Class Y | — | — | 9 | 401 |
| **Shares redeemed:** | | | | |
| Class A | (851) | (41,608) | (676) | (31,419) |
| Class B | (14) | (570) | (21) | (838) |
| Class C | (59) | (2,443) | (506) | (20,841) |
| Class E | — | — | — | — |
| Class I | (1,179) | (58,760) | (2,455) | (114,697) |
| Class N | (150) | (7,617) | (215) | (10,414) |
| Class R | (9) | (463) | (18) | (799) |
| Class Y | (102) | (5,010) | (173) | (7,882) |
| Net increase (decrease) | (604) | $ (28,717) | 10,971 | $544,069 |

\*   *Not shown due to rounding.*

| | Ivy Global Income Allocation Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 498 | $ 7,650 | 2,348 | $ 36,380 |
| Class B | —* | 2 | 11 | 165 |
| Class C | 25 | 383 | 187 | 2,842 |
| Class E | 10 | 156 | 29 | 440 |
| Class I | 959 | 14,861 | 3,618 | 55,904 |
| Class N | 106 | 1,638 | 2,345 | 36,083 |
| Class R | —* | 1 | —* | 5 |
| Class Y | 43 | 652 | 52 | 798 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 288 | 4,408 | 466 | 7,124 |
| Class B | 3 | 41 | 6 | 87 |
| Class C | 32 | 477 | 77 | 1,155 |
| Class E | 5 | 79 | 8 | 117 |
| Class I | 555 | 8,555 | 1,007 | 15,515 |
| Class N | 40 | 615 | 84 | 1,299 |
| Class R | —* | —* | —* | —* |
| Class Y | 2 | 26 | 6 | 85 |
| Shares redeemed: | | | | |
| Class A | (2,051) | (31,514) | (3,940) | (60,374) |
| Class B | (33) | (499) | (111) | (1,671) |
| Class C | (403) | (6,122) | (1,507) | (23,095) |
| Class E | (16) | (245) | (38) | (586) |
| Class I | (4,389) | (68,030) | (10,705) | (165,447) |
| Class N | (1,684) | (26,180) | (329) | (5,088) |
| Class R | —* | (2) | (2) | (30) |
| Class Y | (70) | (1,078) | (165) | (2,536) |
| Net decrease | (6,080) | $ (94,126) | (6,553) | $(100,828) |

* Not shown due to rounding.

|  | Ivy Government Money Market Fund | | | |
| --- | --- | --- | --- | --- |
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 257,303 | $ 257,303 | 595,241 | $ 595,241 |
| Class B | 230 | 230 | 850 | 850 |
| Class C | 2,677 | 2,677 | 23,854 | 23,854 |
| Class E | 1,666 | 1,666 | 3,106 | 3,106 |
| Class N | 3,407 | 3,407 | 9,180 | 9,180 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 710 | 710 | 714 | 714 |
| Class B | 1 | 1 | —* | —* |
| Class C | 25 | 25 | 4 | 4 |
| Class E | 38 | 38 | 29 | 29 |
| Class N | 59 | 59 | 35 | 35 |
| Shares redeemed: | | | | |
| Class A | (269,245) | (269,245) | (644,150) | (644,150) |
| Class B | (1,202) | (1,202) | (3,551) | (3,551) |
| Class C | (11,089) | (11,089) | (30,791) | (30,791) |
| Class E | (1,309) | (1,309) | (3,502) | (3,502) |
| Class N | (3,210) | (3,210) | (1,168) | (1,168) |
| Net decrease | (19,939) | $ (19,939) | (50,149) | $ (50,149) |

\* Not shown due to rounding.

|  | Ivy High Income Fund | | | |
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 22,817 | $ 170,830 | 46,265 | $ 351,501 |
| Class B | 42 | 317 | 102 | 781 |
| Class C | 5,318 | 39,814 | 10,834 | 82,415 |
| Class E | 52 | 386 | 195 | 1,480 |
| Class I | 53,735 | 402,062 | 86,829 | 659,652 |
| Class N | 7,620 | 57,072 | 6,135 | 46,712 |
| Class R | 573 | 4,285 | 1,095 | 8,332 |
| Class T | — | — | 37 | 280 |
| Class Y | 11,665 | 87,293 | 20,354 | 154,739 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 144,878 | 1,092,522 |
| Class B | N/A | N/A | 378 | 2,851 |
| Class C | N/A | N/A | 3,764 | 28,386 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 68,596 | 517,285 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class T | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 8,480 | 63,430 | 9,921 | 75,325 |
| Class B | 191 | 1,428 | 456 | 3,468 |
| Class C | 2,592 | 19,390 | 5,853 | 44,484 |
| Class E | 41 | 305 | 83 | 632 |
| Class I | 9,002 | 67,335 | 13,969 | 106,128 |
| Class N | 270 | 2,016 | 451 | 3,425 |
| Class R | 255 | 1,909 | 537 | 4,078 |
| Class T | — | — | — | — |
| Class Y | 1,066 | 7,975 | 2,407 | 18,297 |
| Shares redeemed: | | | | |
| Class A | (45,124) | (337,492) | (68,953) | (523,393) |
| Class B | (1,533) | (11,470) | (3,044) | (23,113) |
| Class C | (13,490) | (100,947) | (38,899) | (295,434) |
| Class E | (131) | (980) | (260) | (1,974) |
| Class I | (56,663) | (424,081) | (110,027) | (834,321) |
| Class N | (1,876) | (14,039) | (5,123) | (38,676) |
| Class R | (828) | (6,198) | (2,191) | (16,663) |
| Class T | — | — | — | — |
| Class Y | (15,213) | (113,729) | (31,012) | (235,582) |
| Net increase (decrease) | (11,139) | $ (83,089) | 163,630 | $ 1,233,617 |

|  | Ivy International Core Equity Fund | | | |
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 3,117 | $ 62,151 | 12,465 | $ 243,523 |
| Class B | 8 | 147 | 89 | 1,537 |
| Class C | 727 | 12,936 | 4,049 | 70,279 |
| Class E | 23 | 456 | 148 | 2,929 |
| Class I | 28,802 | 578,280 | 87,266 | 1,711,588 |
| Class N | 12,459 | 251,546 | 68,811 | 1,344,545 |
| Class R | 640 | 12,702 | 3,459 | 66,281 |
| Class T | — | — | 13 | 250 |
| Class Y | 2,326 | 46,591 | 9,959 | 193,827 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 315 | 6,249 |
| Class B | — | — | 2 | 34 |
| Class C | — | — | 71 | 1,255 |
| Class E | — | — | 4 | 75 |
| Class I | — | — | 2,082 | 41,540 |
| Class N | — | — | 883 | 17,666 |
| Class R | — | — | 36 | 721 |
| Class T | — | — | — | — |
| Class Y | — | — | 199 | 3,979 |
| Shares redeemed: | | | | |
| Class A | (6,467) | (128,752) | (10,384) | (202,682) |
| Class B | (80) | (1,398) | (273) | (4,730) |
| Class C | (2,071) | (36,501) | (4,327) | (76,096) |
| Class E | (32) | (638) | (46) | (906) |
| Class I | (32,192) | (645,047) | (58,887) | (1,164,076) |
| Class N | (12,489) | (251,651) | (17,094) | (340,879) |
| Class R | (519) | (10,299) | (794) | (15,745) |
| Class T | — | — | — | — |
| Class Y | (4,930) | (98,693) | (8,951) | (178,184) |
| Net increase (decrease) | (10,678) | $(208,170) | 89,095 | $1,722,980 |

| | Ivy Large Cap Growth Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 3,226 | $ 78,627 | 5,945 | $ 129,208 |
| Class B | 26 | 495 | 60 | 985 |
| Class C | 328 | 6,689 | 721 | 12,864 |
| Class E | 76 | 1,872 | 137 | 2,936 |
| Class I | 7,488 | 192,070 | 10,901 | 247,813 |
| Class N | 779 | 19,239 | 7,806 | 165,611 |
| Class R | 82 | 1,928 | 166 | 3,463 |
| Class Y | 144 | 3,585 | 209 | 4,662 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 53,370 | 1,253,711 |
| Class B | N/A | N/A | 139 | 2,522 |
| Class C | N/A | N/A | 276 | 5,415 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 21,732 | 536,219 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 985 | 21,248 |
| Class B | — | — | 27 | 449 |
| Class C | — | — | 237 | 4,273 |
| Class E | — | — | 31 | 673 |
| Class I | — | — | 1,884 | 42,661 |
| Class N | — | — | 244 | 5,542 |
| Class R | — | — | 42 | 865 |
| Class Y | — | — | 59 | 1,316 |
| Shares redeemed: | | | | |
| Class A | (7,579) | (184,257) | (7,200) | (156,244) |
| Class B | (137) | (2,560) | (274) | (4,528) |
| Class C | (903) | (18,294) | (2,796) | (51,161) |
| Class E | (55) | (1,376) | (117) | (2,523) |
| Class I | (9,494) | (243,467) | (15,941) | (360,595) |
| Class N | (794) | (20,635) | (3,901) | (90,083) |
| Class R | (229) | (5,354) | (295) | (6,096) |
| Class Y | (197) | (4,948) | (497) | (10,764) |
| Net increase (decrease) | (7,239) | $(176,386) | 73,950 | $1,760,442 |

|  | Ivy Limited-Term Bond Fund | | | |
|---|---|---|---|---|
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 5,477 | $ 58,152 | 16,706 | $ 180,275 |
| Class B | 7 | 74 | 56 | 604 |
| Class C | 179 | 1,900 | 796 | 8,588 |
| Class E | 55 | 584 | 119 | 1,284 |
| Class I | 9,084 | 96,427 | 13,835 | 149,275 |
| Class N | 9,029 | 95,799 | 7,244 | 78,493 |
| Class R | 31 | 327 | 13 | 139 |
| Class Y | 138 | 1,470 | 397 | 4,299 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 346 | 3,672 | 737 | 7,950 |
| Class B | 2 | 25 | 5 | 57 |
| Class C | 24 | 249 | 55 | 592 |
| Class E | 4 | 40 | 7 | 79 |
| Class I | 695 | 7,379 | 1,410 | 15,223 |
| Class N | 119 | 1,260 | 167 | 1,797 |
| Class R | —* | 1 | —* | 3 |
| Class Y | 9 | 91 | 20 | 210 |
| Shares redeemed: | | | | |
| Class A | (10,292) | (109,256) | (26,714) | (288,457) |
| Class B | (128) | (1,360) | (432) | (4,667) |
| Class C | (1,261) | (13,386) | (3,726) | (40,213) |
| Class E | (72) | (760) | (181) | (1,960) |
| Class I | (10,726) | (113,871) | (29,113) | (314,399) |
| Class N | (1,927) | (20,448) | (7,497) | (81,202) |
| Class R | (43) | (455) | (23) | (247) |
| Class Y | (225) | (2,376) | (912) | (9,860) |
| Net increase (decrease) | 525 | $ 5,538 | (27,031) | $(292,137) |

* Not shown due to rounding.

|  | Ivy Managed International Opportunities Fund | | | |
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 346 | $ 4,078 | 1,586 | $ 18,799 |
| Class B | —* | 3 | 3 | 36 |
| Class C | 16 | 182 | 78 | 885 |
| Class E | — | — | — | — |
| Class I | 1,942 | 23,163 | 4,686 | 55,612 |
| Class N | 2 | 27 | 29 | 329 |
| Class R | —* | 4 | 73 | 840 |
| Class Y | 2 | 26 | 10 | 122 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 159 | 1,877 |
| Class B | — | — | 1 | 16 |
| Class C | — | — | 8 | 88 |
| Class E | — | — | 1 | 13 |
| Class I | — | — | 282 | 3,336 |
| Class N | — | — | —* | 1 |
| Class R | — | — | 1 | 6 |
| Class Y | — | — | 1 | 15 |
| Shares redeemed: | | | | |
| Class A | (774) | (9,111) | (1,614) | (18,791) |
| Class B | (20) | (234) | (41) | (461) |
| Class C | (38) | (440) | (226) | (2,697) |
| Class E | — | — | — | — |
| Class I | (3,881) | (45,906) | (3,202) | (37,362) |
| Class N | —* | (5) | (4) | (50) |
| Class R | (8) | (95) | (65) | (755) |
| Class Y | (7) | (83) | (23) | (274) |
| Net increase (decrease) | (2,420) | $(28,391) | 1,743 | $ 21,585 |

* Not shown due to rounding.

|  | Ivy Micro Cap Growth Fund | | | |
|---|---|---|---|---|
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 504 | $ 15,686 | 354 | $ 8,772 |
| Class B | 1 | 40 | —* | 2 |
| Class C | 40 | 1,198 | 29 | 698 |
| Class I | 582 | 18,822 | 681 | 17,254 |
| Class N | 100 | 3,314 | 79 | 2,004 |
| Class R | 1 | 41 | 2 | 48 |
| Class Y | 11 | 358 | 4 | 114 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | — | — |
| Class B | — | — | — | — |
| Class C | — | — | — | — |
| Class I | — | — | — | — |
| Class N | — | — | — | — |
| Class R | — | — | — | — |
| Class Y | — | — | — | — |
| Shares redeemed: | | | | |
| Class A | (342) | (10,459) | (893) | (22,147) |
| Class B | (5) | (145) | (22) | (502) |
| Class C | (34) | (1,002) | (105) | (2,484) |
| Class I | (563) | (17,965) | (1,117) | (28,518) |
| Class N | (13) | (423) | (92) | (2,343) |
| Class R | —* | (9) | (11) | (289) |
| Class Y | (8) | (281) | (14) | (365) |
| Net increase (decrease) | 274 | $ 9,175 | (1,105) | $(27,756) |

\* Not shown due to rounding.

| | Ivy Mid Cap Growth Fund | | | |
| --- | --- | --- | --- | --- |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 3,445 | $ 89,755 | 3,800 | $ 87,348 |
| Class B | 39 | 802 | 43 | 789 |
| Class C | 922 | 20,451 | 839 | 16,479 |
| Class E | 30 | 753 | 63 | 1,409 |
| Class I | 11,388 | 321,563 | 16,381 | 404,767 |
| Class N | 7,430 | 201,676 | 4,337 | 102,909 |
| Class R | 611 | 15,571 | 502 | 11,247 |
| Class Y | 1,284 | 34,782 | 2,107 | 50,158 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 48,153 | 1,166,992 |
| Class B | N/A | N/A | 192 | 3,704 |
| Class C | N/A | N/A | 273 | 5,643 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 21,427 | 559,007 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 1,405 | 31,683 |
| Class B | — | — | 84 | 1,505 |
| Class C | — | — | 831 | 16,006 |
| Class E | — | — | 34 | 753 |
| Class I | — | — | 3,282 | 79,617 |
| Class N | — | — | 367 | 8,957 |
| Class R | — | — | 140 | 3,074 |
| Class Y | — | — | 659 | 15,531 |
| Shares redeemed: | | | | |
| Class A | (6,611) | (170,586) | (7,237) | (165,815) |
| Class B | (166) | (3,381) | (299) | (5,565) |
| Class C | (1,257) | (27,757) | (3,674) | (72,544) |
| Class E | (34) | (848) | (67) | (1,491) |
| Class I | (14,078) | (385,206) | (18,759) | (460,411) |
| Class N | (1,707) | (48,524) | (2,445) | (60,737) |
| Class R | (316) | (7,934) | (1,189) | (26,333) |
| Class Y | (1,943) | (52,025) | (7,310) | (173,496) |
| Net increase (decrease) | (963) | $ (10,908) | 63,939 | $1,601,186 |

| | Ivy Mid Cap Income Opportunities Fund | | | |
| --- | --- | --- | --- | --- |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 791 | $ 11,434 | 1,406 | $ 18,594 |
| Class C | 130 | 1,895 | 198 | 2,565 |
| Class E | — | — | 204 | 2,562 |
| Class I | 4,610 | 66,640 | 6,810 | 89,857 |
| Class N | 660 | 9,655 | 4,247 | 53,476 |
| Class R | 1 | 13 | 204 | 2,553 |
| Class Y | 210 | 3,080 | 398 | 5,046 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 46 | 673 | 101 | 1,345 |
| Class C | 2 | 33 | 5 | 70 |
| Class E | — | — | — | — |
| Class I | 98 | 1,437 | 193 | 2,579 |
| Class N | 30 | 433 | 59 | 795 |
| Class R | — | — | — | — |
| Class Y | 1 | 18 | 2 | 30 |
| Shares redeemed: | | | | |
| Class A | (923) | (13,130) | (3,339) | (43,294) |
| Class C | (126) | (1,803) | (609) | (7,952) |
| Class E | — | — | (202) | (2,546) |
| Class I | (2,303) | (32,960) | (8,668) | (113,571) |
| Class N | (476) | (6,876) | (1,236) | (16,262) |
| Class R | — | — | (202) | (2,538) |
| Class Y | (41) | (587) | (628) | (8,037) |
| Net increase (decrease) | 2,710 | $ 39,955 | (1,057) | $(14,728) |

| | Ivy Municipal Bond Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 1,104 | $ 12,400 | 2,359 | $ 28,471 |
| Class B | 3 | 36 | 9 | 105 |
| Class C | 89 | 1,051 | 152 | 1,803 |
| Class I | 3,036 | 35,875 | 4,043 | 47,566 |
| Class N | 9 | 106 | 46 | 546 |
| Class Y | 6 | 72 | 1 | 16 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 41,326 | 494,592 |
| Class B | N/A | N/A | 49 | 583 |
| Class C | N/A | N/A | 1,004 | 12,013 |
| Class I | N/A | N/A | 20,536 | 245,773 |
| Class N | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 665 | 7,742 | 709 | 8,380 |
| Class B | 2 | 19 | 3 | 34 |
| Class C | 25 | 291 | 42 | 499 |
| Class I | 502 | 5,842 | 543 | 6,433 |
| Class N | —* | 5 | —* | 3 |
| Class Y | —* | 2 | —* | 5 |
| Shares redeemed: | | | | |
| Class A | (4,363) | (50,888) | (5,424) | (64,351) |
| Class B | (36) | (414) | (76) | (903) |
| Class C | (383) | (4,464) | (1,209) | (14,357) |
| Class I | (3,966) | (46,280) | (5,479) | (65,045) |
| Class N | (6) | (74) | (2) | (22) |
| Class Y | (4) | (44) | (8) | (91) |
| Net increase (decrease) | (3,317) | $(38,723) | 58,624 | $702,053 |

\* Not shown due to rounding.

| | Ivy Municipal High Income Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 4,701 | $ 23,721 | 7,677 | $ 39,014 |
| Class B | 9 | 48 | 25 | 130 |
| Class C | 479 | 2,418 | 1,544 | 7,895 |
| Class I | 11,202 | 56,526 | 27,145 | 138,392 |
| Class N | 66 | 331 | 90 | 460 |
| Class Y | 178 | 901 | 1,259 | 6,436 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 111,718 | 563,954 |
| Class B | N/A | N/A | 66 | 334 |
| Class C | N/A | N/A | 2,912 | 14,700 |
| Class I | N/A | N/A | 23,472 | 118,488 |
| Class N | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 2,506 | 12,629 | 1,664 | 8,464 |
| Class B | 20 | 99 | 41 | 209 |
| Class C | 395 | 1,991 | 763 | 3,886 |
| Class I | 1,957 | 9,862 | 3,278 | 16,696 |
| Class N | 1 | 6 | 1 | 3 |
| Class Y | 41 | 206 | 100 | 511 |
| Shares redeemed: | | | | |
| Class A | (15,228) | (76,810) | (22,223) | (113,175) |
| Class B | (364) | (1,833) | (547) | (2,789) |
| Class C | (4,774) | (24,081) | (12,673) | (64,561) |
| Class I | (26,384) | (133,104) | (72,271) | (368,236) |
| Class N | (16) | (82) | (3) | (15) |
| Class Y | (660) | (3,333) | (2,183) | (11,125) |
| Net increase (decrease) | (25,871) | $(130,505) | 71,855 | $ 359,671 |

| | Ivy Pzena International Value Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 144 | $ 2,677 | 804 | $ 15,383 |
| Class B | —* | 3 | 1 | 20 |
| Class C | 3 | 59 | 23 | 384 |
| Class E | N/A | N/A | 3 | 52 |
| Class I | 2,138 | 40,142 | 503 | 9,201 |
| Class N | 5,501 | 103,611 | 19 | 332 |
| Class R | —* | 3 | 2 | 40 |
| Class Y | 8 | 153 | 14 | 241 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 42 | 761 |
| Class B | — | — | — | — |
| Class C | — | — | 2 | 25 |
| Class E | N/A | N/A | — | — |
| Class I | — | — | 54 | 1,019 |
| Class N | — | — | —* | 2 |
| Class R | — | — | —* | —* |
| Class Y | — | — | 1 | 22 |
| Shares redeemed: | | | | |
| Class A | (573) | (10,527) | (1,231) | (22,155) |
| Class B | (9) | (155) | (25) | (402) |
| Class C | (34) | (589) | (695) | (12,567) |
| Class E | N/A | N/A | (58) | (1,022) |
| Class I | (613) | (11,514) | (1,849) | (33,907) |
| Class N | (152) | (2,841) | (75) | (1,376) |
| Class R | —* | (4) | (2) | (35) |
| Class Y | (10) | (181) | (27) | (503) |
| Net increase (decrease) | 6,403 | $120,837 | (2,494) | $(44,485) |

*   Not shown due to rounding.

| | Ivy Securian Core Bond Fund | | | |
|---|---|---|---|---|
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 2,248 | $ 23,539 | 5,902 | $ 63,272 |
| Class B | 2 | 16 | 51 | 542 |
| Class C | 66 | 689 | 331 | 3,559 |
| Class E | 17 | 178 | 80 | 853 |
| Class I | 13,779 | 144,332 | 23,041 | 246,977 |
| Class N | 1,705 | 17,845 | 24,978 | 268,401 |
| Class R | 8 | 89 | 571 | 6,134 |
| Class Y | 55 | 571 | 102 | 1,091 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 251 | 2,628 | 488 | 5,224 |
| Class B | 3 | 30 | 6 | 66 |
| Class C | 14 | 142 | 34 | 358 |
| Class E | 5 | 54 | 10 | 111 |
| Class I | 834 | 8,733 | 1,390 | 14,899 |
| Class N | 304 | 3,158 | 483 | 5,179 |
| Class R | 2 | 19 | 18 | 195 |
| Class Y | 6 | 68 | 11 | 121 |
| Shares redeemed: | | | | |
| Class A | (4,614) | (48,308) | (6,790) | (72,756) |
| Class B | (68) | (716) | (238) | (2,554) |
| Class C | (354) | (3,711) | (1,337) | (14,330) |
| Class E | (47) | (495) | (139) | (1,489) |
| Class I | (10,572) | (110,617) | (17,840) | (191,326) |
| Class N | (6,411) | (67,102) | (7,152) | (76,909) |
| Class R | (65) | (680) | (1,131) | (12,108) |
| Class Y | (57) | (600) | (113) | (1,213) |
| Net increase (decrease) | (2,889) | $(30,138) | 22,756 | $244,297 |

| | Ivy Small Cap Core Fund | | | |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 1,100 | $ 22,828 | 1,888 | $ 34,837 |
| Class B | 16 | 268 | 28 | 421 |
| Class C | 344 | 6,171 | 606 | 9,616 |
| Class E | — | — | — | — |
| Class I | 4,571 | 102,343 | 10,695 | 212,749 |
| Class N | 1,036 | 23,736 | 2,791 | 54,053 |
| Class R | 260 | 5,347 | 428 | 7,747 |
| Class T | — | — | 14 | 250 |
| Class Y | 277 | 6,063 | 441 | 8,451 |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | — | — | 224 | 4,174 |
| Class B | — | — | 5 | 71 |
| Class C | — | — | 49 | 795 |
| Class E | — | — | —* | 4 |
| Class I | — | — | 310 | 6,251 |
| Class N | — | — | 42 | 859 |
| Class R | — | — | 11 | 207 |
| Class T | — | — | — | — |
| Class Y | — | — | 16 | 323 |
| Shares redeemed: | | | | |
| Class A | (1,748) | (35,943) | (3,266) | (59,889) |
| Class B | (40) | (663) | (176) | (2,599) |
| Class C | (264) | (4,732) | (701) | (11,294) |
| Class E | — | — | — | — |
| Class I | (2,957) | (65,220) | (7,484) | (149,274) |
| Class N | (279) | (6,223) | (1,173) | (23,782) |
| Class R | (50) | (1,030) | (210) | (3,846) |
| Class T | — | — | — | — |
| Class Y | (155) | (3,270) | (650) | (12,307) |
| Net increase | 2,111 | $ 49,675 | 3,888 | $ 77,817 |

\* Not shown due to rounding.

|  | Ivy Small Cap Growth Fund | | | |
| --- | --- | --- | --- | --- |
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | |
| Class A | 4,151 | $ 84,137 | 9,393 | $ 172,775 |
| Class B | 15 | 222 | 29 | 389 |
| Class C | 762 | 12,397 | 842 | 12,543 |
| Class E | 40 | 798 | 69 | 1,240 |
| Class I | 7,751 | 204,757 | 6,930 | 162,777 |
| Class N | 1,577 | 43,239 | 3,051 | 71,464 |
| Class R | 581 | 11,539 | 803 | 14,424 |
| Class T | — | — | 14 | 250 |
| Class Y | 1,301 | 32,292 | 1,744 | 39,134 |
| **Shares issued in connection with merger:** | | | | |
| Class A | N/A | N/A | 35,270 | 658,668 |
| Class B | N/A | N/A | 217 | 2,958 |
| Class C | N/A | N/A | 266 | 3,989 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 11,731 | 286,336 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class T | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | |
| Class A | — | — | 1,478 | 25,562 |
| Class B | — | — | 77 | 968 |
| Class C | — | — | 1,546 | 21,525 |
| Class E | — | — | 55 | 936 |
| Class I | — | — | 1,373 | 30,995 |
| Class N | — | — | 384 | 8,720 |
| Class R | — | — | 300 | 5,091 |
| Class T | — | — | — | — |
| Class Y | — | — | 491 | 10,470 |
| **Shares redeemed:** | | | | |
| Class A | (5,896) | (118,192) | (4,803) | (88,235) |
| Class B | (148) | (2,175) | (215) | (2,919) |
| Class C | (1,387) | (23,151) | (8,330) | (124,130) |
| Class E | (31) | (638) | (76) | (1,380) |
| Class I | (3,679) | (97,313) | (4,825) | (114,061) |
| Class N | (523) | (13,917) | (2,062) | (49,030) |
| Class R | (339) | (6,703) | (814) | (14,602) |
| Class T | — | — | — | — |
| Class Y | (914) | (22,814) | (2,582) | (57,359) |
| Net increase | 3,261 | $104,478 | 52,356 | $1,079,498 |

| | Ivy Tax-Managed Equity Fund | | | |
| --- | --- | --- | --- | --- |
| | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A ........................................... | 379 | $ 10,363 | 840 | $ 20,660 |
| Class B ........................................... | — | — | 48 | 1,024 |
| Class C ........................................... | 36 | 948 | 72 | 1,626 |
| Class I ........................................... | 1,101 | 30,710 | 1,549 | 37,886 |
| Class N ........................................... | 4 | 115 | 15 | 349 |
| Class Y ........................................... | 1 | 27 | —* | 4 |
| Shares issued in connection with merger: | | | | |
| Class A ........................................... | N/A | N/A | 10,050 | 234,849 |
| Class B ........................................... | N/A | N/A | 13 | 299 |
| Class C ........................................... | N/A | N/A | 253 | 5,615 |
| Class I ........................................... | N/A | N/A | 7,472 | 176,618 |
| Class N ........................................... | N/A | N/A | N/A | N/A |
| Class Y ........................................... | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A ........................................... | — | — | 12 | 272 |
| Class B ........................................... | — | — | —* | 3 |
| Class C ........................................... | — | — | 2 | 41 |
| Class I ........................................... | — | — | 21 | 490 |
| Class N ........................................... | — | — | —* | —* |
| Class Y ........................................... | — | — | —* | 1 |
| Shares redeemed: | | | | |
| Class A ........................................... | (735) | (20,325) | (1,014) | (25,038) |
| Class B ........................................... | (7) | (188) | (57) | (1,212) |
| Class C ........................................... | (62) | (1,607) | (180) | (4,314) |
| Class I ........................................... | (1,296) | (36,142) | (1,851) | (45,555) |
| Class N ........................................... | —* | (10) | —* | (9) |
| Class Y ........................................... | —* | —* | —* | (3) |
| Net increase (decrease) ................................ | (579) | $ (16,109) | 17,245 | $403,606 |

\* Not shown due to rounding.

|  | Ivy Value Fund | | | |
| --- | --- | --- | --- | --- |
|  | Six months ended 9-30-18 (Unaudited) | | Year ended 3-31-18 | |
|  | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 705 | $ 17,278 | 1,191 | $ 28,339 |
| Class B | 1 | 32 | 9 | 196 |
| Class C | 42 | 981 | 79 | 1,794 |
| Class E | — | — | — | — |
| Class I | 3,429 | 83,810 | 4,243 | 100,793 |
| Class N | 1,174 | 28,015 | 7,838 | 178,249 |
| Class R | —* | —* | 1 | 16 |
| Class Y | 2 | 56 | 13 | 308 |
| Shares issued in connection with merger: | | | | |
| Class A | N/A | N/A | 13,887 | 322,308 |
| Class B | N/A | N/A | 53 | 1,132 |
| Class C | N/A | N/A | 205 | 4,587 |
| Class E | N/A | N/A | N/A | N/A |
| Class I | N/A | N/A | 18,840 | 438,823 |
| Class N | N/A | N/A | N/A | N/A |
| Class R | N/A | N/A | N/A | N/A |
| Class Y | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 45 | 1,128 | 430 | 10,062 |
| Class B | — | — | 3 | 72 |
| Class C | — | — | 26 | 595 |
| Class E | —* | 1 | —* | 6 |
| Class I | 126 | 3,164 | 697 | 16,371 |
| Class N | 41 | 1,037 | 240 | 5,645 |
| Class R | —* | —* | —* | 1 |
| Class Y | —* | 1 | 1 | 11 |
| Shares redeemed: | | | | |
| Class A | (2,455) | (59,883) | (2,891) | (68,395) |
| Class B | (31) | (695) | (86) | (1,856) |
| Class C | (99) | (2,346) | (440) | (10,179) |
| Class E | — | — | — | — |
| Class I | (3,764) | (92,819) | (6,315) | (150,109) |
| Class N | (1,316) | (32,973) | (2,122) | (49,849) |
| Class R | —* | —* | (1) | (28) |
| Class Y | (7) | (177) | (9) | (220) |
| Net increase (decrease) | (2,107) | $(53,390) | 35,892 | $828,672 |

*  *Not shown due to rounding.*

## 12. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At September 30, 2018, there were no outstanding bride loan commitments.

## 13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Core Equity Fund | $ 3,544,106 | $1,287,627 | $ 26,972 | $1,260,655 |
| Ivy Emerging Markets Equity Fund | 1,958,179 | 327,369 | 122,186 | 205,183 |
| Ivy European Opportunities Fund | 130,177 | 29,865 | 1,176 | 28,689 |
| Ivy Global Bond Fund | 525,481 | 3,393 | 29,993 | (26,600) |
| Ivy Global Equity Income Fund | 878,459 | 155,879 | 36,389 | 119,490 |
| Ivy Global Growth Fund | 771,760 | 294,988 | 13,041 | 281,947 |
| Ivy Global Income Allocation Fund | 522,204 | 50,781 | 26,002 | 24,779 |
| Ivy Government Money Market Fund | 153,327 | — | — | — |
| Ivy High Income Fund | 5,845,715 | 100,292 | 301,955 | (201,663) |
| Ivy International Core Equity Fund | 6,547,165 | 670,723 | 393,181 | 277,542 |
| Ivy Large Cap Growth Fund | 2,265,094 | 1,743,782 | 14,660 | 1,729,122 |
| Ivy Limited-Term Bond Fund | 1,309,348 | 1,074 | 15,305 | (14,231) |
| Ivy Managed International Opportunities Fund | 174,698 | 23,934 | 46 | 23,888 |
| Ivy Micro Cap Growth Fund | 135,432 | 91,977 | 4,061 | 87,916 |
| Ivy Mid Cap Growth Fund | 3,156,033 | 1,777,114 | 117,999 | 1,659,115 |
| Ivy Mid Cap Income Opportunities Fund | 333,400 | 88,757 | 4,571 | 84,186 |
| Ivy Municipal Bond Fund | 781,906 | 47,196 | 1,651 | 45,545 |
| Ivy Municipal High Income Fund | 1,262,860 | 66,015 | 72,800 | (6,785) |
| Ivy Pzena International Value Fund | 303,827 | 10,237 | 10,796 | (559) |
| Ivy Securian Core Bond Fund | 917,490 | 6,106 | 16,569 | (10,463) |
| Ivy Small Cap Core Fund | 672,764 | 121,630 | 6,935 | 114,695 |
| Ivy Small Cap Growth Fund | 1,849,721 | 803,735 | 31,112 | 772,623 |
| Ivy Tax-Managed Equity Fund | 356,891 | 302,130 | 68 | 302,062 |
| Ivy Value Fund | 942,445 | 297,234 | 14,587 | 282,647 |

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2018 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy Core Equity Fund | $67,233 | $ 79,925 | $— | $ — | $ — |
| Ivy Emerging Markets Equity Fund | 1,554 | — | — | — | — |
| Ivy European Opportunities Fund | 583 | — | — | — | — |
| Ivy Global Bond Fund | 2,676 | 753 | — | — | — |
| Ivy Global Equity Income Fund | 4,623 | 96,399 | — | — | — |
| Ivy Global Growth Fund | 427 | 11,564 | — | 728 | — |
| Ivy Global Income Allocation Fund | 2,328 | — | — | — | — |
| Ivy Government Money Market Fund | 42 | — | — | — | — |
| Ivy High Income Fund | 4,445 | — | — | — | — |
| Ivy International Core Equity Fund | 47,955 | 114,071 | — | — | — |
| Ivy Large Cap Growth Fund | 4,822 | 113,104 | — | — | — |
| Ivy Limited-Term Bond Fund | 387 | — | — | — | — |
| Ivy Managed International Opportunities Fund | — | 1,733 | — | — | 72 |
| Ivy Micro Cap Growth Fund | — | 4,425 | — | — | 396 |
| Ivy Mid Cap Growth Fund | — | 222,067 | — | — | 4,626 |
| Ivy Mid Cap Income Opportunities Fund | 3,093 | 3,398 | — | — | — |
| Ivy Municipal Bond Fund | 340 | — | — | — | — |
| Ivy Municipal High Income Fund | 289 | — | — | — | — |
| Ivy Pzena International Value Fund | 350 | — | — | 42 | — |

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy Securian Core Bond Fund | $ 402 | $ — | $— | $ — | $— |
| Ivy Small Cap Core Fund | 7,273 | 40,667 | — | — | — |
| Ivy Small Cap Growth Fund | 13,018 | 76,982 | — | — | — |
| Ivy Tax-Managed Equity Fund | 143 | 18,664 | — | — | — |
| Ivy Value Fund | 2,429 | 746 | — | 1,308 | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2018 and 2017 were as follows:

| | March 31, 2018 | | March 31, 2017 | |
|---|---|---|---|---|
| Fund | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| Ivy Core Equity Fund | $ 10,796 | $ 101,785 | $ 5,259 | $30,772 |
| Ivy Emerging Markets Equity Fund | 4,504 | — | — | — |
| Ivy European Opportunities Fund | 3,345 | — | 2,973 | — |
| Ivy Global Bond Fund | 8,396 | — | 3,572 | — |
| Ivy Global Equity Income Fund | 8,225 | — | 12,392 | — |
| Ivy Global Growth Fund | 6,405 | 24,711 | — | — |
| Ivy Global Income Allocation Fund | 26,293 | — | 28,894 | — |
| Ivy Government Money Market Fund | 803 | — | 62 | — |
| Ivy High Income Fund | 304,606 | — | 346,065 | — |
| Ivy International Core Equity Fund | 87,256 | — | 77,682 | — |
| Ivy Large Cap Growth Fund | 2,210 | 79,235 | — | 76,259 |
| Ivy Limited-Term Bond Fund | 26,915 | — | 30,357 | — |
| Ivy Managed International Opportunities Fund | 2,880 | 2,606 | 2,152 | — |
| Ivy Micro Cap Growth Fund | — | — | — | 2,235 |
| Ivy Mid Cap Growth Fund | — | 171,744 | — | 92,513 |
| Ivy Mid Cap Income Opportunities Fund | 5,099 | — | 2,452 | — |
| Ivy Municipal Bond Fund | 16,895 | — | 5,149 | — |
| Ivy Municipal High Income Fund | 38,731 | 719 | 54,485 | — |
| Ivy Pzena International Value Fund | 1,875 | — | 1,105 | — |
| Ivy Securian Core Bond Fund | 27,301 | — | 20,119 | — |
| Ivy Small Cap Core Fund | 8,479 | 5,332 | 10,791 | 7,727 |
| Ivy Small Cap Growth Fund | 1,864 | 107,552 | — | 51,252 |
| Ivy Tax-Managed Equity Fund | — | 851 | — | — |
| Ivy Value Fund | 12,710 | 20,651 | 6,858 | — |

[1] Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2018:

| | Pre-Enactment | Post-Enactment | |
| Fund | 2019 | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
|---|---|---|---|
| Ivy Core Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — | $ — |
| Ivy Emerging Markets Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 97,490 | — |
| Ivy European Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 10,476 | — |
| Ivy Global Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 42,027 | 9,382 |
| Ivy Global Equity Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 11,780 | — |
| Ivy Global Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Global Income Allocation Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 26,534 | 25,790 |
| Ivy Government Money Market Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy High Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 174,823 | 627,244 |
| Ivy International Core Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Large Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Limited-Term Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 11,680 | 8,344 |
| Ivy Managed International Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Micro Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Mid Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Mid Cap Income Opportunities Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 146 | 9,906 | 1,302 |
| Ivy Municipal High Income Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 22,400 | 33,102 |
| Ivy Pzena International Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Securian Core Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,704 | 2,303 | — |
| Ivy Small Cap Core Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Small Cap Growth Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Tax-Managed Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Ivy Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Dividend Opportunities Fund was merged into Ivy Global Equity Income Fund as of February 26, 2018. Due to the merger, Ivy Global Equity Income Fund's capital loss carryovers available to offset future gains are annually limited to $5,716 plus any unused limitations from prior years and any built in gains realized.

Waddell & Reed Advisors Global Bond Fund was merged into Ivy Global Bond Fund as of October 16, 2017. Due to the merger, Ivy Global Bond Fund's capital loss carryovers available to offset future gains are annually limited to $3,530 plus any unused limitations from prior years. Ivy Global Bond Fund's net gains realized in the current year ended March 31, 2018 was limited to $1,997 that could be offset with Waddell & Reed Advisors Global Bond Fund's capital loss carryover that was brought over.

Waddell & Reed Advisors High Income Fund was merged into Ivy High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors High Income Fund had capital loss carryovers available to offset future gains of the Ivy High Income Fund. These carryovers are annually limited to $32,329 plus any unused limitations from prior years.

Waddell & Reed Advisors Municipal High Income Fund was merged into Ivy Municipal High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors Municipal High Income Fund had capital loss carryovers available to offset future gains of the Ivy Municipal High Income Fund. These carryovers are annually limited to $13,740 plus any unused limitations from prior years.

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 14th and 15th, 2018, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund);

- I.G. International Management Limited (with respect to Ivy IG International Small Cap Fund);

- LaSalle Investment Management Securities, LLC (with respect to Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund and Ivy Apollo Multi-Asset Income Fund);

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to Ivy Pictet Emerging Markets Local Currency Debt Fund);

- Pictet Asset Management Limited and Pictet Asset Management SA (with respect to Ivy Pictet Targeted Return Bond Fund);

- PineBridge Investments, LLC (with respect to Ivy PineBridge High Yield Fund);

- ProShare Advisors, LLC (with respect to Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares MSCI ACWI Index Fund); and

- Securian Asset Management, Inc. (with respect to Ivy Securian Core Bond Fund and Ivy Securian Real Estate Securities Fund).

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge") an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2018. They further reviewed these materials extensively among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 14-15, 2018 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and each Subadviser in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO has been undertaking for itself, the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

### Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of IICO, provides the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

### Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen, although the Board took into account that the overall assets of the Funds have fallen during the prior year. Additionally, in that regard, the Board considered the significant number of initiatives that IICO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

### Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

### Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

## Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2018, approximately 15% of the Funds were in the top quartile of performance and 33% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 49% of the Funds were in the top two quartiles in the one-year period, and that 31% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the Funds, on average, were 4% below the average total expenses of their respective Broadridge Expense Group peers and flat compared to the average total expenses for their Broadridge Expense Universes. The management fees for the Funds were 4% over the average management fees of their respective Broadridge Expense Group peers and 6% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable. Finally, the report noted that IICO has continued to invest in AUM growth, which is designed to help drive down fund expenses and attract top investment management talent, as well as in fund mergers, which could help drive down expenses, both of which can benefit the Funds' investors.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

## Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

# PROXY VOTING INFORMATION

IVY FUNDS (UNAUDITED)

### Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

### Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# THE IVY FUNDS FAMILY

## DOMESTIC EQUITY FUNDS

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

## GLOBAL/INTERNATIONAL FUNDS

Ivy Emerging Markets Equity Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

## INDEX FUNDS

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

## SPECIALITY FUNDS

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Natural Resources Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

## FIXED INCOME FUNDS

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

## MONEY MARKET FUNDS

Ivy Cash Management Fund

Ivy Government Money Market Fund

**1.800.777.6472**
**Visit us online at www.ivyinvestments.com**

**The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.**

**Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.**